Form 40-F
period 2013-02-28
Acasti Pharma Inc.
filed 2013-05-30
CIK 1444192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2013                                Commission File Number 001-35776

Acasti Pharma Inc.
(Exact name of Registrant as specified in its charter)

Québec, Canada
(Province or other jurisdiction of incorporation or organization)

2836
(Primary Standard Industrial Classification Code Number)

Not Applicable
(I.R.S. Employer Identification Number)

545, Promenade du Centropolis, Suite 100
Laval, Québec H7T 0A3
(450) 687-2262
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor, New York, NY 10011
(212) 894-8700
 (Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Common Shares

Title of Class: Common Shares, no par value

Name of Exchange where Securities are listed: The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not applicable

Information filed with this Form:

[X] Annual Information Form                                     [X] Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of February 28, 2013:
73,107,538 Common Shares outstanding

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes	[ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[ ] Yes	[ ] No

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications regarding controls and procedures. See Exhibits 99.6 and 99.7.

(b)
Evaluation of disclosure controls and procedures.  The Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Registrant’s disclosure controls and procedures were effective as of February 28, 2013.

It should be noted that while the CEO and CFO believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)
Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm. This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the United States Securities and Exchange Commission (the "Commission") for newly public companies.

The Company qualifies as an “emerging growth company” under Section 3(a)(80) of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Company qualifies as an emerging growth company and therefore has not included in, or incorporated by reference into, this annual report such an attestation report as of the end of the period covered by this annual report.

(d)
Changes in internal control over financial reporting.  During the fiscal year ended February 28, 2013, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Identification of the Audit Committee. The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is composed of Dr. Ronald Denis, Mr. Marc LeBel, Mr. Michel Chartrand and Mr. Martin Godbout. In the opinion of the board of directors of the Registrant, Dr. Ronald Denis, Mr.  Marc LeBel and Mr. Martin Godbout are financially literate and independent as determined under National Instrument 52-110 (Audit Committees), Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605(a)(2) (collectively, the “Independence Rules”).  Mr. Chartrand is, in the opinion of the board of directors of the Registrant, financially literate and not an independent director as determined by the Independence Rules because he served as the Chief Operating Officer of Neptune Technologies & Bioressources Inc., the Registrant’s parent company. The Registrant’s audit committee currently consists of a majority of independent directors.  Rule 10A-3 of the Exchange Act requires the Registrant to have (i) a majority of independent directors serving on the audit committee within 90 days of the date of the effectiveness of the Registrant’s registration statement on Form 8-A filed with the Commission on January 4, 2013 (the “Registration Statement”) and (ii) all independent Audit Committee members within one year of the date of effectiveness of the Registration Statement. Mr. Chartrand is not a nominee for re-election to the Registrant’s board of directors at the Registrant’s next annual general meeting of shareholders scheduled to occur on June 27, 2013, after which time the Registrant expects its audit committee to be comprised of three independent directors.

Additional information regarding the members of the Registrant’s audit committee can be found under the heading “Report on Audit Committee—Composition of the Audit Committee” contained in the Annual Information Form. The audit committee charter can also be found as Schedule A to the Annual Information Form.

Audit Committee Financial Expert.  The Registrant’s board of directors has determined that Mr.  Marc LeBel is the "audit committee financial expert" within the meaning of Paragraph 8(b) of General Instruction B of Form 40-F.

The Commission has indicated that the designation of Mr.  LeBel as an audit committee financial expert does not make Mr.  LeBel an “expert” for any purpose, impose any duties, obligations or liability on Mr.  LeBel that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Code of Ethics. The Registrant has adopted a code of ethics entitled “Code of Business Conduct and Ethics for Directors, Officers and Employees” (the “Code”) that applies to all directors, officers and employees, including the Registrant’s principal executive officer, principal financial officer and principal accounting officer.  A copy of the Code is attached as Exhibit 99.4 hereto.

Principal Accountant Fees and Services.  The information provided under the headings “External Auditor Fees—Audit Fees”,  “—Audit-Related Fees”, “—Tax Fees” and “—All Other Fees” contained in the Registrant’s Annual Information Form for the fiscal year ended February 28, 2013, filed as Exhibit 99.1 hereto (the “Annual Information Form”) is incorporated by reference herein.

Audit Committee Pre-Approval Policies and Procedures. The disclosure provided under “Charter of the Audit Committee of the Board of Directors—Responsibilities for Engaging External Auditors” in Schedule “A” of Exhibit 99.1, the Registrant’s Annual Information Form, is incorporated by reference herein.  None of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees” and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements. The Registrant does not have any off-balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations.  The tabular disclosure provided under the heading “Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments” contained in the Registrant’s Management’s Discussion and Analysis dated May 21, 2013 for the year ended February 28, 2013, filed as Exhibit 99.3 hereto is incorporated by reference herein.

Interactive Data File.  The Registrant is not currently required to submit to the Commission, or post to its corporate website, an Interactive Data File.

Mine Safety Disclosure.  Not applicable.

Differences in NASDAQ and Québec Corporate Governance Requirements.  NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series is required to disclose in its annual report filed with the Commission, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of such NASDAQ corporate governance requirements. The Registrant does not follow NASDAQ Marketplace Rule 5620(c), but instead follows its home country practice. The NASDAQ minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding shares of common voting stock. The

Registrant’s quorum requirement, as set forth in the Registrant’s by-laws, is that a quorum for a meeting of the Registrant’s holders of common shares is the attendance, in person or by proxy, of the shareholders representing 10% of the Registrant’s common shares. The foregoing is consistent with the laws, customs and practices in Québec and the rules and policies of the TSX Venture Exchange.

Forward-Looking Information. The information provided under the heading “Cautionary Note Regarding Forward-Looking Information” contained in Exhibit 99.1, the Registrant’s Annual Information Form, is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 29th day of May, 2013.

ACASTI PHARMA INC.

By:	/s/ Henri Harland
Name: Henri Harland
Title: President & CEO

EXHIBIT INDEX

Exhibit Number	Description

99.1	2013 Annual Information Form dated May 29, 2013 for the fiscal year ended February 28, 2013.
99.2	Financial Statements as at February 28, 2013 and February 29, 2012 and for the years then ended, and the accompanying auditors' report.
99.3	Management’s Discussion and Analysis for the fiscal year ended February 28, 2013.
99.4	Code of Business Conduct and Ethics for Directors, Officers and Employees.
99.5	Consent of KPMG LLP.
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.
99.8	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.9	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.