Form 20-F
period 2014-02-28
Acasti Pharma Inc.
filed 2014-06-06
CIK 1444192

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  001-35776

Acasti Pharma Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Québec, Canada

(Jurisdiction of incorporation or organization)

545, Promenade du Centropolis, Suite 100, Laval, Québec H7T 0A3

(Address of principal executive office)

Xavier Harland

Acasti Pharma Inc.

545, Promenade du Centropolis, Suite 100

Laval, Québec H7T 0A3

Tel: 450-687-2262

Fax: 450-687-2272

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

105,862,179 Common Shares issued and outstanding as of February 28, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION AND USE OF CERTAIN TERMS

As used in this annual report on Form 20-F, or Form 20-F, unless the context otherwise requires, references to “Acasti”, “Acasti Pharma”, “Corporation”, “it”, “its”, “we”, “our”, “us” or similar terms refer to Acasti Pharma Inc., references to “Neptune” refer to Acasti’s parent company, Neptune Technologies & Bioressources Inc., and references to “NeuroBioPharm” refer to Acasti’s sister company, NeuroBioPharm Inc.

Market data and certain industry data and forecasts included in this Form 20-F were obtained from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts cited in this Form 20-F. While we are not aware of any misstatements regarding Acasti’s industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this Form 20-F. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This Form 20-F may only be used for the purpose for which it has been published.

Financial Information

All financial information is presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, other than certain non-IFRS financial measures which are defined under “Reconciliation of the Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)”, in our Management’s Analysis of the financial situation and Operating Results, or MD&A below.

In this Form 20-F, all references to “CAD” or “$” are to Canadian Dollars unless expressly otherwise stated.

Exchange Rate Table

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for each of the last five fiscal years and each of the last six months. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.

Average
2009	0.8833
2010	0.9671
2011	1.0151
2012	1.0008
2013	0.9903
2014	0.9555

The following table sets forth the high and low exchange rates for each month during the previous six months.

	Low	High
January 2014	0.8952	0.9422
February 2014	0.8977	0.9130
March 2014	0.8888	0.9119
April 2014	0.9054	0.9172
May 2014	0.9115	0.9228
June 2014 (up until June 5)	0.9179	0.9143

The exchange rates are based upon the noon buying rate as quoted by the Bank of Canada. At June 5, 2014, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada Eastern Time, equaled $0.9146.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain information that may constitute forward-looking statements within the meaning of U.S. federal securities laws, which we refer to in this Form 20-F as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this Form 20-F includes, but is not limited to, information or statements about:

•	our ability to conduct our current Phase II, PK and future additional clinical trials for CaPre®, including the timing and results of those clinical trials;

•	our ability to commercialize and distribute CaPre® and ONEMIA® in the United States and elsewhere;

•	our estimates of the size of the potential markets for CaPre® and ONEMIA® and the rate and degree of market acceptance of CaPre® and ONEMIA®;

•	the benefits of CaPre® and ONEMIA® as compared to other products in the pharmaceutical and medical food markets, respectively;

•	our ability to maintain and defend our intellectual property rights;

•	our ability to maintain our supply of raw materials, including krill oil, from our parent company;

•	our ability to secure a third-party supplier to provide us, as needed, with raw materials to supplement our operations, including krill oil, used to manufacture CaPre® and ONEMIA®;

•	our ability to secure and maintain a third-party to manufacture CaPre® whose manufacturing processes and facilities are in compliance with current good manufacturing practices (“cGMP”);

•	our ability to obtain and maintain regulatory approval of CaPre®, and the labeling requirements that would apply under any approval we may obtain;

•	regulatory developments affecting the pharmaceutical and medical food markets in the United States and elsewhere;

•	the size and growth of the potential markets for CaPre® and ONEMIA® and our ability to serve those markets;

•	the rate and degree of market acceptance of CaPre®, if it reaches commercialization;

•	the success of competing products that are or become available; and

•	our expectations regarding our financial performance, including our revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information in this Form 20-F is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information in this Form 20-F is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this Form 20-F under the heading “Risk Factors”, many of which are beyond our control, that could cause our actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

•	whether the current and future clinical trials by the Corporation will be successful;

•	whether CaPre® and ONEMIA® can be successfully commercialized;

•	our reliance on third parties for the manufacture, supply and distribution of our products and for the supply of raw materials, including the ability to find a third party to supply krill oil in sufficient quantities and quality and to produce CaPre® under cGMP standards;

•	our reliance on a limited number of distributors for ONEMIA® and our ability to secure distribution arrangements for CaPre® if it reaches commercialization;

•	our ability to manage future growth effectively;

•	our ability to achieve profitability;

•	our ability to secure future financing from Neptune or other third party sources on favorable terms or at all;

•	our ability to gain acceptance of our products in our markets;

•	our ability to attract, hire and retain key management and scientific personnel;

•	our ability to achieve our publicly announced milestones on time;

•	our ability to successfully defend any product liability lawsuits that may be brought against us;

•	intense competition from other companies in the pharmaceutical and medical food industries; and

•	our ability to secure and defend our intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.

Consequently, all the forward-looking information in this Form 20-F is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, we do not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this Form 20-F.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following information should be read in conjunction with our MD&A and our audited consolidated financial statements and the related notes, which are prepared in accordance with IFRS as issued by the IASB. The selected financial information includes financial information derived from the annual audited consolidated financial statements. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period.

The following table is a summary of selected consolidated financial information of the Corporation for each of the four most recently completed fiscal years in accordance with IFRS as issued by the IASB.

	February 28, 2014	February 28, 2013	February 29, 2012	February 28, 2011
Revenue from sales	$500,875	$724,196	$10,415	$—
Results from operating activities (1)	$(10,799,706)	$(6,979,733)	$(6,512,842)	$(3,118,515)
Net loss and total comprehensive loss (1)	$(11,611,649)	$(6,892,360)	$(6,500,933)	$(3,008,226)
Basic and diluted loss per share	$(0.14)	$(0.09)	$(0.10)	$(0.06)
Total assets	$45,631,803	$12,170,048	$15,728,860	$10,830,771
Total liabilities	$12,352,303	$2,446,372	$1,259,518	$5,125,935
Share capital	61,027,307	28,922,710	28,614,550	12,174,901
Warrants and rights	406,687	406,687	313,315	—
Weighted average number of shares outstanding	84,368,933	72,754,436	67,231,636	50,772,550
Dividends declared per share	—	—	—	—

The following table is a summary of selected consolidated financial information of the Corporation for the year-ended February 28, 2010 in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The financial information contained in the table below has not been reconciled to U.S. GAAP.

February 28, 2010
Revenue from sales	—
Results from operating activities (1)	$(1,604,927)
Net loss and total comprehensive loss (1)	$(1,585,377)
Basic and diluted loss per share	$(0.07)
Total assets	$913,319
Total liabilities	$4,743,379
Share capital	$7,738,587
Warrants and rights	0
Weighted average number of shares outstanding	21,609,497
Dividends declared per share	—

(1)	Results from operating activities and net loss and total comprehensive loss before discontinued operations were equivalent to the results from operating activities and net loss and total comprehensive loss for such periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our Class A common shares (the “Common Shares”) involves a high degree of risk. Prospective and current investors should carefully consider the following risks and uncertainties, together with all other information in this Form 20-F, as well as our financial statements and related notes and MD&A. Any of the risk factors described below could adversely affect our business, financial condition or results of operations. The market price of the Common Shares could decline significantly if one or more of these risks or uncertainties actually occur. The risks below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. Certain statements below are forward-looking information. See “Cautionary Note Regarding Forward-Looking Information”.

Risks Related to Product Development, Regulatory Approval and Commercialization

Our prospects currently depend entirely on the success of CaPre®, which is still in clinical development, and we may not be able to generate revenues from CaPre®.

We have no prescription drug products that have been approved by the FDA, Health Canada or any similar regulatory authority. Our only prescription drug candidate is CaPre®, for which we have not yet filed an NDA, and for which we must still initiate Phase III clinical trials, undergo further development activities and seek and receive regulatory approval prior to commercial launch, which we do not anticipate will occur until 2016 at the earliest. We do not have any other prescription drug candidates in development and, therefore, our business prospects currently depend entirely on the successful development, regulatory approval and commercialization of CaPre®, which may never occur. Most prescription drug candidates never reach the clinical development stage and even those that do reach clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. If we are unable to successfully commercialize CaPre® for the prevention and treatment of hypertriglyceridemia or severe hypertriglyceridemia, it may never generate meaningful revenues. In addition, if CaPre® reaches commercialization and there is low market demand for CaPre® or the market for CaPre® develops less rapidly than we anticipate, we may not have the ability to shift its resources to the development of alternative products.

We may not be able to obtain required regulatory approvals for CaPre®.

The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of prescription drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries and those regulations differ from country to country. Acasti is not permitted to market CaPre® in the United States until it receives approval of an NDA from the FDA and similar restrictions apply in other countries. In the United States, the FDA generally requires the completion of preclinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization. To date, the Corporation has not submitted an NDA for CaPre® to the FDA or comparable applications to other regulatory authorities. If the Corporation’s development efforts for CaPre®, including its planned Phase III clinical trials, are not successful for the prevention and treatment of hypertriglyceridemia or severe hypertriglyceridemia, and regulatory approval is not obtained in a timely fashion or at all, the Corporation’s business will be materially adversely affected.

The receipt of required regulatory approvals for CaPre® is uncertain and subject to a number of risks, including the following:

•	the FDA or comparable foreign regulatory authorities or IRBs may disagree with the design or implementation of the Corporation’s clinical trials;

•	the Corporation may not be able to provide acceptable evidence of the safety and efficacy of CaPre®;

•	the results of the Corporation’s clinical trials may not meet the level of statistical or clinical significance required by the FDA or other regulatory agencies for marketing approval;

•	the dosing of CaPre® in a particular clinical trial may not be at an optimal level;

•	patients in the Corporation’s clinical trials may suffer adverse effects for reasons that may or may not be related to CaPre®;

•	the data collected from the Corporation’s clinical trials may not be sufficient to support the submission of an NDA for CaPre® or to obtain regulatory approval for CaPre® in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may not approve the manufacturing processes or facilities of third-party manufacturers with which the Corporation contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering the Corporation’s clinical data insufficient for approval.

The FDA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that the Corporation’s data is insufficient for approval and require additional clinical trials, or preclinical or other studies. In addition, varying interpretations of the data obtained from preclinical studies and clinical trials could delay, limit or prevent regulatory approval of CaPre®. In addition, the process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the prescription drug candidates involved, the jurisdiction in which regulatory approval is sought and the substantial discretion of the regulatory authorities. Changes in the regulatory approval policy during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for a submitted product application may cause delays in the approval or rejection of an application. If regulatory approval is obtained in one jurisdiction, that does not necessarily mean that CaPre® will receive regulatory approval in all jurisdictions in which the Corporation may seek approval. The failure to obtain approval for CaPre® in one or more jurisdictions may negatively impact the Corporation’s ability to obtain approval in a different jurisdiction. A failure to obtain regulatory marketing approval for CaPre® in any indication would prevent the Corporation from commercializing CaPre®, and the Corporation’s ability to generate revenue would be materially impaired.

The Corporation may be unable to develop alternative product candidates.

To date, the Corporation has not commercialized any prescription drug candidates and does not have any other compounds in clinical trials, nonclinical testing, lead optimization or lead identification stages besides CaPre®. The Corporation cannot be certain that CaPre® will prove to be sufficiently effective and safe to meet applicable regulatory standards for any indication. If the Corporation fails to successfully commercialize CaPre® as a treatment for hypertriglyceridemia and severe hypertriglyceridemia, or any other indication, whether as a stand-alone therapy or in combination with other treatments, the Corporation would have to develop, acquire or license alternative product candidates or drug compounds to expand its product candidate pipeline beyond CaPre®. In such a scenario, the Corporation may not be able to identify, and acquire product candidates that prove to be successful products, or to acquire them on terms that are acceptable to the Corporation.

Even if the Corporation receives regulatory approval for CaPre®, the Corporation still may not be able to successfully commercialize it and the revenue that the Corporation generates from its sales, if any, may be limited.

The commercial success of CaPre® in any indication for which the Corporation obtains marketing approval from the FDA or other regulatory authorities will depend upon its acceptance by the medical community, including physicians, patients and health insurance providers. The degree of market acceptance of CaPre® will depend on a number of factors, including:

•	demonstration of clinical safety and efficacy of prescription omega-3 products generally;

•	relative convenience, pill burden and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	the willingness of physicians to prescribe CaPre® and of the target patient population to try new therapies;

•	efficacy of CaPre® compared to competing products, including omega-3 dietary supplements;

•	the introduction of any new products, including generic prescription omega-3 products, that may in the future become available to treat indications for which CaPre® may be approved;

•	new procedures or methods of treatment that may reduce the incidences of any of the indications for which CaPre® shows utility;

•	pricing;

•	the inclusion of prescription omega-3 products in applicable treatment guidelines;

•	the effectiveness of the Corporation’s or any future collaborators’ sales and marketing strategies;

•	limitations or warnings contained in FDA-approved labeling;

•	the Corporation’s ability to obtain and maintain sufficient third-party coverage or reimbursement from government health care programs, including Medicare and Medicaid, private health insurers and other third-party payors; and

•	the willingness of patients to pay out-of-pocket in the absence of third-party coverage or reimbursement.

In addition, even if the Corporation obtains regulatory approvals, the timing or scope or conditions of any approvals may prohibit or reduce the Corporation’s ability to commercialize CaPre® successfully. For example, if the approval process takes too long, the Corporation may miss market opportunities and give other companies the ability to develop competing products or establish market dominance. Any regulatory approval the Corporation ultimately obtains may be limited or subject to restrictions or post-approval commitments that render CaPre® not commercially viable. For example, regulatory authorities may not approve the price the Corporation intends to charge for CaPre®, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve CaPre® with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that indication. Any of the foregoing scenarios could have a material adverse effect on the commercial prospects for CaPre®. If CaPre® is approved, but does not achieve an adequate level of acceptance by physicians, health insurance providers and patients, the Corporation may not generate sufficient revenue and the Corporation may not be able to ever achieve profitability.

The Corporation faces competition from other biotechnology and pharmaceutical companies and its operating results will suffer if the Corporation fails to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Corporation’s potential competitors both in the United States and globally include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies and specialized cardiovascular treatment companies. Many of these competitors have substantially greater name recognition, commercial infrastructures and financial, technical and personnel resources than the Corporation. These companies include GlaxoSmithKline plc, which currently markets Lovaza, a prescription omega-3 for patients with severe hypertriglyceridemia, and Abbott Laboratories, which currently markets Tricor and Trilipix (both fibrates) and Niaspan (niacin) for treatment of severe hypertriglyceridemia and high triglycerides, Amarin Corporation, which currently markets Vascepa, an ethyl-ester form of EPA, for the treatment of patients with severe hypertriglyceridemia and AstraZeneca which announced on May 6, 2014 that the FDA had approved EPANOVA (omega-3-carboxylic acids) as an adjunct to diet to reduce triglyceride levels in adults with sever hypertryglyceridaemia. In addition, Acasti is aware of other pharmaceutical companies that are developing products that, if approved, would compete with CaPre®. CaPre® may also compete with omega-3 dietary supplements that are available without a prescription. These established competitors and others may invest heavily to quickly discover and develop novel compounds that could make CaPre® obsolete or uneconomical. CaPre® may need to demonstrate compelling comparative advantages in efficacy, convenience, tolerability and safety to be commercially successful. Other competitive factors, including generic drug competition, could force the Corporation to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to CaPre®. If the Corporation is not able to compete effectively against its current and future competitors, its business will not grow and its financial condition and operations will suffer.

CaPre®, if approved, would be subject to competition from products for which no prescription is required.

If approved by applicable regulatory authorities, CaPre® will be a prescription-only omega-3. Mixtures of omega-3 fatty acids are naturally occurring substances in various foods, including fatty fish. Omega-3 fatty acids are also marketed by others as dietary supplements. Dietary supplements may generally be marketed without a lengthy FDA premarket review and approval process and are not subject to prescription. However, unlike prescription drug products, manufacturers of dietary supplements may not make therapeutic claims for their products; dietary supplements may be marketed with claims describing how the product affects the structure or function of the body without premarket approval, but may not expressly or implicitly represent that the dietary supplement will diagnose, cure, mitigate, treat, or prevent disease. The Corporation believes the pharmaceutical-grade purity of CaPre® has a superior therapeutic profile to naturally occurring omega-3 fatty acids and the omega-3 in commercially available dietary supplements. However, the Corporation cannot be certain that physicians or consumers will view CaPre® as superior. To the extent the price of CaPre® is significantly higher than the prices of commercially available omega-3 fatty acids marketed by other companies as dietary supplements, physicians may recommend these commercial alternatives instead of CaPre® or patients may elect on their own to take commercially available non-prescription omega-3 fatty acids. Either of these outcomes may adversely impact the Corporation’s results of operations by limiting how the Corporation prices CaPre® and limiting the revenue the Corporation receives from the sale of CaPre®.

Even if the Corporation obtains marketing approval for CaPre®, the Corporation will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

Even if the Corporation obtains U.S. regulatory approval for CaPre® for the prevention and treatment of hypertriglyceridemia or severe hypertriglyceridemia, which would not occur until the Corporation successfully completes Phase III clinical trials, the FDA may still impose significant restrictions on its indicated uses or marketing or the conditions of approval, or impose ongoing requirements for potentially costly and time-consuming post-approval studies, including Phase IV clinical trials or clinical outcome studies, and post-market surveillance to monitor the safety and efficacy of CaPre®. Even if the Corporation secures U.S. regulatory approval, the Corporation would continue to be subject to ongoing regulatory requirements related to CaPre® governing manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping and reporting of adverse events and other post-market information. These requirements include registration with the FDA, as well as continued compliance with cGCPs, for any clinical trials that the Corporation conducts post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP, requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.

If the Corporation or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, problems with the facility where the product is manufactured, or the Corporation or its manufacturers fail to comply with applicable regulatory requirements, the Corporation may be subject to the following administrative or judicial sanctions:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	issuance of warning letters or untitled letters;

•	clinical holds;

•	injunctions or the imposition of civil or criminal penalties or monetary fines;

•	suspension or withdrawal of regulatory approval;

•	suspension of any ongoing clinical trials;

•	refusal to approve pending applications or supplements to approved applications filed by the Corporation, or suspension or revocation of product license approvals;

•	suspension or imposition of restrictions on operations, including costly new manufacturing requirements; or

•	product seizure or detention or refusal to permit the import or export of product.

The occurrence of any event or penalty described above may inhibit the Corporation’s ability to commercialize CaPre® and generate revenue. Adverse regulatory action, whether pre- or post-approval, can also potentially lead to product liability claims and increase the Corporation’s product liability exposure. See “Acasti’s Business – Government Regulation”.

Recently enacted and future legislation may increase the difficulty and cost for the Corporation to obtain marketing approval of and commercialize CaPre® and affect the prices the Corporation may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for CaPre®, restrict or regulate post-approval activities and affect the Corporation’s ability to profitably sell CaPre®. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. The Corporation does not know whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of CaPre®, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject the Corporation to more stringent product labeling and post-marketing testing and other requirements.

In the United States, the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, the Corporation expects that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that the Corporation receives for CaPre® and could seriously harm its business. While the MMA applies only to drug benefits for Medicare beneficiaries, private health insurance companies often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private health insurance companies.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 or, collectively, the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may possibly require the Corporation to modify its business practices with healthcare practitioners.

Despite initiatives to invalidate the Health Care Reform Law, the U.S. Supreme Court has upheld certain key aspects of the legislation, including the requirement that all individuals maintain health insurance coverage or pay a penalty, referred to as the individual mandate. Although there are legal challenges to the Health Care Reform Law in lower courts on other grounds, at this time it appears the implementation of the Health Care Reform Law will continue. The Corporation will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the Health Care Reform Law, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase the Corporation’s regulatory burdens and operating costs. The Corporation expects that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce the Corporation’s ability to achieve profitability.

If the Corporation markets CaPre® in a manner that violates healthcare fraud and abuse laws, or if the Corporation violates government price reporting laws, the Corporation may be subject to civil or criminal penalties.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of federal and state healthcare fraud and abuse laws have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. These laws include the U.S. Anti-Kickback Statute, U.S. False Claims Act and similar state laws. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of the Corporation’s business activities could be subject to challenge under one or more of these laws.

The U.S. Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted broadly to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, dispensers, purchasers and formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending drugs reimbursable under federal healthcare programs may be subject to scrutiny if they do not qualify for an exemption or safe harbor. The Corporation’s practices may not, in all cases, meet all of the criteria for safe harbor protection from anti-kickback liability. Moreover, recent health care reform legislation has strengthened these laws. For example, the Health Care Reform Law, among other things, amends the intent requirement of the U.S. Anti-Kickback Statute and criminal health care fraud statutes; a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the U.S. Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the U.S. False Claims Act. Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid.

Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as: allegedly providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion that caused claims to be submitted to Medicaid for non-covered, off-label uses; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates. Most states also have statutes or regulations similar to the U.S. Anti-Kickback Statute and the U.S. False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment. Settlements of government litigation may include Corporate Integrity Agreements with commitments for monitoring, training, and reporting designed to prevent future violations.

Third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Corporation’s future revenues.

The Corporation’s ability to successfully market CaPre® will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of the Corporation’s products and related treatments. Countries in which CaPre® may in the future be sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases. In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices. The Corporation may not be able to sell CaPre® profitably if its prices are not approved or coverage and reimbursement is unavailable or limited in scope. Increasingly, third-party payors attempt to contain health care costs in ways that are likely to impact the Corporation’s development of products including:

•	not approving the prices charged for health care products;

•	limiting both coverage and the amount of reimbursement for new therapeutic products;

•	denying or limiting coverage for products that are approved by the regulatory agencies but are considered to be experimental or investigational by third-party payors; and

•	refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval.

Termination or suspension of, or delays in the commencement or completion of, any necessary future studies of CaPre® for any indications could occur.

The commencement and completion of clinical studies for CaPre®, including the Corporation’s ongoing TRIFECTA Phase II clinical trial and PK trial in Canada, can be delayed for a number of reasons, including delays related to:

•	the FDA, Health Canada or similar regulatory authorities not granting permission to proceed and placing the clinical study on hold;

•	subjects failing to enroll or remain in the Corporation’s trials at the rate the Corporation expects;

•	a facility manufacturing CaPre® being ordered by the FDA or other government or regulatory authorities to temporarily or permanently shut down due to violations of cGMP requirements or other applicable requirements, or cross-contaminations of product candidates in the manufacturing process;

•	any changes to the Corporation’s manufacturing process that may be necessary or desired;

•	subjects choosing an alternative treatment for the indications for which the Corporation is developing CaPre®, or participating in competing clinical studies;

•	subjects experiencing severe or unexpected drug-related adverse effects;

•	reports from clinical testing on similar technologies and products raising safety and/or efficacy concerns;

•	third-party clinical investigators losing their license or permits necessary to perform the Corporation’s clinical trials, not performing the Corporation’s clinical trials on their anticipated schedule or employing methods not consistent with the clinical trial protocol, cGMP requirements, or other third parties not performing data collection and analysis in a timely or accurate manner;

•	inspections of clinical study sites by the FDA, Health Canada or similar regulatory authorities or IRBs finding regulatory violations that require the Corporation to undertake corrective action, result in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study, or that prohibit the Corporation from using some or all of the data in support of its marketing applications;

•	third-party contractors becoming debarred or suspended or otherwise penalized by the FDA, Health Canada or other government or regulatory authorities for violations of regulatory requirements, in which case the Corporation may need to find a substitute contractor, and the Corporation may not be able to use some or any of the data produced by such contractors in support of its marketing applications;

•	one or more IRBs refusing to approve, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; reaching agreement on acceptable terms with prospective CRO and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	deviations of the clinical sites from trial protocols or dropping out of a trial;

•	the addition of new clinical trial sites; and

•	the inability of the CRO to execute any clinical trials for any reason.

Product development costs for CaPre® will increase if the Corporation has delays in testing or approval or if the Corporation needs to perform more or larger clinical studies than planned. Additionally, changes in regulatory requirements and policies may occur and the Corporation may need to amend study protocols to reflect these changes. Amendments may require the Corporation to resubmit its study protocols to the FDA, Health Canada or similar regulatory authorities or IRBs for re-examination, which may impact the costs, timing or successful completion of that study. Any delays in completing the Corporation’s clinical trials will increase its costs, slow down its development and approval process and jeopardize its ability to commence sales of CaPre® and generate revenues. Any of these occurrences may have a material adverse effect on the Corporation’s business, financial condition and prospects.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. For example, the positive preliminary results generated to date in the Corporation’s TRIFECTA Phase II clinical trial for CaPre® do not ensure that the final Phase II results or later clinical trials will produce similar results. The Corporation cannot assure you that the FDA will view the results as the Corporation does or that any future trials of CaPre® for other indications will achieve positive results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Any future clinical trial results for CaPre® may not be successful.

A number of factors could contribute to a lack of favorable safety and efficacy results for CaPre® for other indications. For example, such trials could result in increased variability due to varying site characteristics, such as local standards of care, differences in evaluation period, and due to varying patient characteristics including demographic factors and health status. There can be no assurance that the Corporation’s clinical trials, including its TRIFECTA Phase II clinical trial and its PK trial, will demonstrate sufficient safety and efficacy for the FDA to approve CaPre® for the prevention and treatment of hypertriglyceridemia and severe hypertriglyceridemia, or any other indication that the Corporation may consider in any additional NDA submissions for CaPre®.

In addition, clinical trials and nonclinical studies performed by research organizations and other independent third parties may yield negative results regarding the effect of omega-3 fatty acids on cardiometabolic disorders and specifically hypertriglyceridemia and severe hypertriglyceridemia. For example, in May 2013, the New England Journal of Medicine published results on a study in which it concluded that a daily treatment of omega-3 fatty acids did not reduce the risk of cardiovascular events. The clinical trial consisted of the enrollment of 12,513 patients who were followed by a network of 860 general practitioners in Italy. Patients were randomly assigned to omega–3 fatty acids (1g daily) or placebo. Researchers reported that omega-3 fatty acid supplements did not reduce death from heart disease or heart attacks or strokes in the group and concluded that the intake of omega-3 fatty acids does not have any specific advantage in a population that is considered at high risk of cardiovascular disease. The New England Journal of Medicine study along with other future studies yielding similar results could have a negative impact on consumer perception and market acceptance of the efficacy of omega-3 fatty acids on cardiometabolic disorders, specifically the beneficial effect on triglyceride and cholesterol levels, and such impact may a material adverse effect on the Corporation’s business.

The Corporation relies on third parties to conduct its clinical trials for CaPre®.

The Corporation has entered into agreements with a CRO to provide monitors for and to manage data for its ongoing clinical trials. The Corporation relies heavily on these parties for execution of clinical studies for CaPre® and controls only certain aspects of their activities. Nevertheless, the Corporation is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and the Corporation’s reliance on CROs would not relieve it of its regulatory responsibilities. The Corporation and its CROs are required to comply with cGCPs, which are regulations and guidelines enforced by the FDA, Health Canada and comparable foreign regulatory authorities for any products in clinical development. The FDA enforces these cGCP regulations through periodic inspections of trial sponsors, principal investigators and trial sites. If the Corporation or its CROs fail to comply with applicable cGCPs, the clinical data generated in the Corporation’s clinical trials may be deemed unreliable and the FDA, Health Canada or comparable foreign regulatory authorities may require the Corporation to perform additional clinical trials before approving the Corporation’s marketing applications. The Corporation cannot assure you that, upon inspection, the FDA will determine that any of the Corporation’s clinical trials comply with cGCPs. In addition, the Corporation’s clinical trials must be conducted with products produced under cGMP regulations and require a large number of test subjects. The Corporation’s failure or the failure of its CROs to comply with these regulations may require the Corporation to repeat clinical trials, which would delay the regulatory approval process and could also subject the Corporation to enforcement action up to and including civil and criminal penalties.

If any of the Corporation’s relationships with these third-party CROs terminate, the Corporation may not be able to enter into arrangements with alternative CROs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to the Corporation’s clinical protocols, regulatory requirements or for other reasons, any such clinical trials may be extended, delayed or terminated, and the Corporation may not be able to obtain regulatory approval for or successfully commercialize CaPre®.

The Corporation’s supply of krill oil for commercial supply and clinical trials is dependent upon relationships with Neptune and other third party manufacturers and key suppliers

The Corporation depends on krill oil sourced from third parties for the production of ONEMIA™ and CaPre®. The Corporation’s reliance on third party suppliers of krill oil involves several risks, including potential fluctuations in supply and reduced control over production costs, delivery schedules and the quality of available krill oil. Until November 2012, Acasti purchased all of its supply of krill oil from its parent company, Neptune. On November 8, 2012, an explosion and fire destroyed Neptune’s production plant located in Sherbrooke, Québec, Canada. Following the incident, Acasti is currently acquiring its krill oil through purchases in the open market in order to meet production requirements for ONEMIA™, and is also seeking a third party to both supply krill oil on an interim basis and provide manufacturing services for the production of CaPre® in accordance with cGMP regulations imposed by the FDA. However, the Corporation will have to source additional quantities of krill oil for the continued production of ONEMIA™ and its planned Phase III clinical trial for CaPre®, and, if regulatory approval is obtained, larger quantities for the commercialization and distribution of CaPre® than the Corporation is currently able to source.

Neptune is required to obtain the following two operating permits before production can resume at its new production facility:

•	a certificate of authorization required under the Environment Quality Act (Québec) from the Québec Ministry of Sustainable Development, Environment and the Fight Against Climate Change (the “Ministry of Environment”) relating to environmental matters relating to the new production facility’s operations; and

•	a levée d’interdiction de démarrer, or permit to lift the prohibition to begin operations, from the Commission de la santé et de la sécurité du travail (the “CSST”) relating to safety in the workplace requirements.

Neptune is currently working closely with the Ministry of Environment and the CSST to obtain the operating permits. While Neptune currently expects the required permits to be issued in time for its target resumption of production by approximately early June 2014, it is possible that the issuance of these permits could be delayed, denied or subject to additional conditions that require Neptune to make modifications to its new production facility or otherwise put procedures in place that result in a delay and increased cost of the resumption of its operations.

Acasti intends to acquire its krill oil supply from Neptune upon the commencement of krill oil production by Neptune. However, until the reconstruction of Neptune’s production facility is completed, Acasti is seeking alternative suppliers of krill oil and may be required to pay higher prices for krill oil (in comparison to what it paid to Neptune or what it pays currently), or it may be unable to acquire krill oil in sufficient quantities. Further, any alternative supply of krill oil may not be of comparable quality to that previously provided by Neptune which may impact the efficacy, or the markets’ perception of the efficacy, of ONEMIA™ and CaPre®. Although a prospective new supplier of krill oil to the Corporation has been identified, Acasti cannot be certain that it will be able to contract with this third party supplier on acceptable terms or at all. Disruption to the Corporation’s required quantities and quality of krill oil supplies would have a material adverse effect on Acasti’s business and results of operations.

The Corporation relies on third parties for the manufacturing, production and supply of CaPre® and ONEMIA® and may be adversely affected if those third parties are unable or unwilling to fulfill their obligations.

The production of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Acasti does not own or operate manufacturing facilities for the production of CaPre® and ONEMIA®, nor does it have plans to develop its own manufacturing operations in the foreseeable future. Accordingly, the Corporation needs to rely on one or more third party manufacturers to produce and supply its required drug product for its nonclinical research and clinical trials for CaPre® and its commercial sales of ONEMIA®. The Corporation’s reliance on third-parties to produce CaPre® and ONEMIA® exposes Acasti to a number of risks. For example, Acasti may be subject to delays in or suspension of the production of CaPre® and ONEMIA® if a third-party manufacturer:

•	becomes unavailable for any reason, including as a result of the failure to comply with current good manufacturing practices, or cGMP, regulations;

•	experiences manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns required to comply with cGMP or damage from any event, including fire, flood, earthquake, business restructuring or insolvency; or

•	fails or refuses to perform its contractual obligations under its agreement with the Corporation, such as failing or refusing to deliver the quantities requested on a timely basis.

If the Corporation’s third-party manufacturers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, Acasti may be subject to sanctions, including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals, and criminal prosecution. Any of these penalties could delay the initiation of the Corporation’s planned Phase III clinical trial for CaPre®, which could have a material adverse effect on Acasti’s business prospects and results of operations.

The Corporation may be subject to product liability claims and recalls of its products.

Drug development involves the testing of experimental drugs on human subjects. These studies subject the Corporation to liability risks relating to personal injury or, in extreme cases, death to participants as a result of an unexpected adverse reaction to the tested drug. Furthermore, the administration of these experimental drugs to humans after marketing clearance is obtained can result in product liability claims which may result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others. There can be no assurance that insurance will be adequate or will continue to be available on terms acceptable to the Corporation. Insurance will generally not protect the Corporation against negligence.

The obligation to pay any product liability claim in excess of whatever insurance the Corporation is able to acquire, or the recall of any of its products, could have a material adverse effect on the business, financial condition and future prospects of the Corporation

Risks Relating to the Corporation’s Intellectual Property Rights

It is difficult and costly to protect Acasti’s intellectual property rights, and Acasti cannot ensure the protection of these rights.

The Corporation’s activities depend, in part, on its ability to (i) obtain and maintain patents, trade secret protection and operate without infringing the intellectual proprietary rights of third parties, (ii) successfully defend these patents (including patents owned by or licensed to the Corporation) against third-party challenges, and (iii) successfully enforce these patents against third party competitors. There is no assurance that the Corporation will be granted such patents and/or proprietary technology or that such granted patents and/or proprietary technology will not be circumvented through the adoption of a competitive, though non-infringing, process or product. The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws may diminish the value of the Corporation’s intellectual property. Accordingly, the Corporation cannot predict the breadth of claims that may be allowable or enforceable in its patents (including patents owned by or licensed to the Corporation). Failure to protect the Corporation’s existing and future intellectual property rights could seriously harm its business and prospects and may result in the loss of its ability to exclude others from using the Corporation’s technology or its own right to use the technologies. If the Corporation does not adequately ensure the right to use certain technologies, it may have to pay others for the right to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. The Corporation’s patents do not guarantee the right to use the technologies if other parties own intellectual property rights that are necessary in order to use such technologies. The Corporation’s and Neptune’s patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.

In any case, there can be no assurance that:

•	any rights under Canadian, U.S. or foreign patents owned by the Corporation or other patents that Neptune and other third parties license to the Corporation will not be curtailed;

•	the Corporation was the first inventor of inventions covered by its issued patents or pending applications or that the Corporation was the first to file patent applications for such inventions;

•	the Corporation’s pending or future patent applications will be issued with the breadth of claim coverage sought by the Corporation, or be issued at all;

•	the Corporation’s competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Corporation’s technologies;

•	any of the Corporation’s trade secrets will not be learned independently by its competitors; or

•	the steps the Corporation takes to protect its intellectual property will be adequate.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not sought in certain foreign countries.

The Corporation also seeks to protect its proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with its strategic partners and employees. There can be no assurance that these agreements will not be breached, that the Corporation will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. The cost of enforcing the Corporation’s patent rights or defending rights against infringement charges by other patent holders may be significant and could limit operations. The Corporation intends to vigorously enforce and protect its intellectual property.

The degree of future protection for the Corporation’s proprietary rights is uncertain, because legal means afford only limited protection and may not adequately protect the Corporation’s rights, permit it to gain or keep its competitive advantage, or provide it with any competitive advantage at all. The Corporation cannot be certain that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by the Corporation, or that the Corporation or its licensor will not be involved in interference, opposition or invalidity proceedings before U.S., Canadian or foreign patent offices.

The Corporation depends on Neptune to protect a significant portion of its proprietary rights that derive from the Corporation’s license agreement with Neptune. Neptune may be primarily or wholly responsible for the maintenance of patents and prosecution of the licensed patent applications relating to important areas of the Corporation’s business. If Neptune fails to adequately maintain, prosecute or protect these patents or patent applications, the Corporation may have the right to take further action on its own to protect its technology. However, the Corporation may not be successful or have adequate resources to do so. Any failure by Neptune or by the Corporation to protect its intellectual property rights could significantly harm the Corporation’s business and prospects.

The Corporation also relies on trade secrets to protect its technology, especially in cases when the Corporation believes patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. If the Corporation cannot maintain the confidentiality of its proprietary and licensed technology and other confidential information, the Corporation’s ability and that of its licensor to receive patent protection and its ability to protect valuable information owned or licensed by the Corporation may be imperiled. Enforcing a claim that a third-party entity illegally obtained and is using any of the Corporation’s trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, the Corporation’s competitors may independently develop equivalent knowledge, methods and know-how. If the Corporation fails to obtain or maintain patent protection or trade secret protection for CaPre®, ONEMIA® or the Corporation’s technologies, third parties could use the Corporation’s proprietary information, which could impair its ability to compete in the market and adversely affect its ability to generate future revenues and attain profitability.

CaPre® is covered by patents that are not owned by the Corporation but are instead licensed to the Corporation by Neptune.

In addition to its proprietary patent applications, the Corporation has an exclusive worldwide license under certain patents and know-how to develop and commercialize CaPre® within a specified field of use pursuant to a license agreement with Neptune. The limitation on the Corporation’s field of use may prevent it from developing and commercializing CaPre® in other fields. Additionally, the Corporation’s license is subject to termination for breach of its terms, and therefore its rights may only be available to it for as long as Neptune agrees that the Corporation’s development and commercialization activities are sufficient to meet the terms of the license. If this license is terminated for any reason and the Corporation is not able to negotiate another agreement with Neptune for use of its patents and know-how, the Corporation will not be able to manufacture and market CaPre®, which would have a material adverse affect on its business and financial condition. See “Acasti’s Business – Intellectual Property – Patents and Licensed Rights”.

CaPre® may infringe the intellectual property rights of others, which could increase the Corporation’s costs and delay or prevent the Corporation’s development and commercialization efforts.

The Corporation’s success depends in part on avoiding infringement of the proprietary technologies of others. The pharmaceutical industry has been characterized by frequent litigation regarding patent and other intellectual property rights. Identification of third party patent rights that may be relevant to the Corporation’s proprietary or licensed technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Additionally, because patent applications are maintained in secrecy until the application is published, the Corporation may be unaware of third-party patents that may be infringed by the development and commercialization of CaPre® or any other future prescription drug candidate. There may be certain issued patents and patent applications claiming subject matter that the Corporation’s licensor or the Corporation may be required to license in order to research, develop or commercialize CaPre®, and the Corporation cannot be certain whether such patents and patent applications would be available to license on commercially reasonable terms, or at all. Any claims of patent infringement asserted by third parties would be time-consuming and may:

•	result in costly litigation;

•	divert the time and attention of the Corporation’s technical personnel and management;

•	cause product development or commercialization delays, including delays in clinical trials for CaPre®;

•	prevent the Corporation from commercializing CaPre® until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require the Corporation to cease or modify its use of the technology and/or develop non-infringing technology; or

•	require the Corporation to enter into royalty or licensing agreements.

Others may hold proprietary rights that could prevent CaPre® from being marketed. Any patent-related legal action against the Corporation claiming damages and seeking to enjoin commercial activities relating to CaPre® or the Corporation’s processes could subject the Corporation to potential liability for damages and require the Corporation to obtain a license to continue to manufacture or market CaPre® or any other future prescription drug candidates. The Corporation cannot predict whether the Corporation would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. In addition, the Corporation cannot be sure that it could redesign CaPre® or any other future product candidates or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent the Corporation from developing and commercializing CaPre® or any other future product candidate, which could harm the Corporation’s business, financial condition and operating results.

A number of companies, including several major pharmaceutical companies, have conducted research on pharmaceutical uses of omega-3 fatty acids, which has resulted in the filing of many patent applications related to this research. The Corporation is aware of third-party U.S., Canadian or other foreign patents that contain broad claims related to methods of using these general types of compounds, which may be construed to include potential uses of CaPre® or any future product candidates. If the Corporation were to challenge the validity of these or any other issued U.S, Canadian or other foreign patents in court, the Corporation would need to overcome a statutory presumption of validity that attaches to every U.S. and Canadian patent. This means that, in order to prevail, the Corporation would have to present clear and convincing evidence as to the invalidity of the other party’s patent’s claims. If the Corporation were to challenge the validity of any issued U.S. patent in an administrative trial before the Patent Trial and Appeal Board in the USPTO, the Corporation would have to prove that the claims are unpatentable by a preponderance of the evidence. There is no assurance that a jury and/or court would find in the Corporation’s favor on questions of infringement, validity or enforceability.

General Risks Related to the Corporation

The Corporation may never become profitable or be able to sustain profitability.

The Corporation is a clinical-stage biopharmaceutical company with a limited operating history. The likelihood of success of the Corporation’s business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the regulatory and competitive environment in which the Corporation operates. Biopharmaceutical product development is a highly speculative undertaking, involves a substantial degree of risk and is a capital-intensive business. Therefore, the Corporation expects to incur expenses without any meaningful corresponding revenues unless and until it is able to obtain regulatory approval and subsequently sell CaPre® in significant quantities. The Corporation has been engaged in developing CaPre® since 2008. To date, the Corporation has not generated any revenue from CaPre®, and it may never be able to obtain regulatory approval for the marketing of CaPre® in any indication. Further, even if the Corporation is able to commercialize CaPre® or any other product candidate, there can be no assurance that the Corporation will generate significant revenues or ever achieve profitability. The Corporation’s net loss for the fiscal year ended February 28, 2014 was approximately $11.6 million. As of February 28, 2014, the Corporation had an accumulated deficit of approximately $31.7 million.

If the Corporation obtains FDA approval, it expects that its expenses will increase as it prepares for the commercial launch of CaPre®. The Corporation also expects that its research and development expenses will continue to increase in the event it pursues FDA approval for CaPre® for other indications. As a result, the Corporation expects to continue to incur substantial losses for the foreseeable future, and these losses may be increasing. The Corporation is uncertain about when or if it will be able to achieve or sustain profitability. If the Corporation achieves profitability in the future, it may not be able to sustain profitability in subsequent periods. Failure to become and remain profitable would impair the Corporation’s ability to sustain operations and adversely affect the price of the Common Shares and its ability to raise capital.

The Corporation may not be able to maintain its operations and research and development without additional funding.

The Corporation will require substantial additional funds to conduct further research and development, scheduled clinical testing, regulatory approvals and the commercialization of CaPre®. In addition to completing non-clinical and clinical trials, the Corporations expects that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States and to complete marketing and other pre-commercialization activities. To date, the Corporation has financed its operations through public offerings and private placements of Common Shares, proceeds from exercises of warrants, rights and options and research tax credits. The Corporation’s cash and short term investments were approximately $23.7 million as of February 28, 2014. Depending on the status of regulatory approval or, if approved, commercialization of CaPre®, the Corporation will most likely require additional capital to fund its operating needs. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. The Corporation may also seek additional funding for these purposes through public or private equity of debt financing, joint venture arrangements, and collaborative agreements with other pharmaceutical companies, and/or from other sources.

The Corporation has incurred operating losses and negative cash flows from operations since inception. If the Corporation is unable to secure sufficient capital to fund its operations, it may be forced to enter into strategic collaborations that could require the Corporation to share commercial rights to CaPre® with third parties in way that the Corporation currently does not intend or on terms that may not be favorable to the Corporation. There can be no assurance that any additional funding from any other third party will be available on acceptable terms or at all to enable the Corporation to continue and complete the research and development of CaPre®. The failure to obtain additional financing on favourable terms, or at all, could have a material adverse effect on Acasti’s business, financial condition and results of operations.

Furthermore, if the Corporation is unable to secure sufficient capital to fund its operations, it may be forced to enter into strategic collaborations that could require the Corporation to share commercial rights to CaPre® with third parties in ways that the Corporation currently does not intend or on terms that may not be favorable to the Corporation.

In order to establish the Corporation’s sales and marketing infrastructure, the Corporation will need to expand the size of its organization, and the Corporation may experience difficulties in managing this growth.

As of February 28, 2014, the Corporation had six employees in Canada, four of whom have biology, chemistry, biochemistry or microbiology backgrounds and two of whom serve in general and administrative capacities. As the Corporation’s development and commercialization plans and strategies develop, the Corporation expects that it will need to expand the size of its employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. In addition, the Corporation’s management may have to divert a disproportionate amount of its attention away from the Corporation’s day-to-day activities and devote a substantial amount of time to managing these growth activities. The Corporation’s future financial performance and its ability to commercialize CaPre® and any other future product candidates and its ability to compete effectively will depend, in part, on the Corporation’s ability to effectively manage any future growth.

If the Corporation is not successful in attracting and retaining highly qualified personnel, the Corporation may not be able to successfully implement its business strategy.

The Corporation’s ability to compete in the highly competitive pharmaceuticals industry depends in large part upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Competition for skilled personnel in the Corporation’s market is intense and competition for experienced scientists may limit the Corporation’s ability to hire and retain highly qualified personnel on acceptable terms. The Corporation is highly dependent on its management, scientific and medical personnel. The Corporation’s management team has substantial knowledge in many different aspects of drug development and commercialization. Despite the Corporation’s efforts to retain valuable employees, members of its management, scientific and medical teams may terminate their employment with the Corporation on short notice or, potentially, without any notice at all. The loss of the services of any of the Corporation’s executive officers or other key employees could potentially harm its business, operating results or financial condition. The Corporation’s success may also depend on its ability to attract, retain and motivate highly skilled junior, mid-level, and senior managers and scientific personnel.

Other pharmaceutical companies with which the Corporation competes for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than the Corporation does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what the Corporation has to offer. If the Corporation is unable to continue to attract and retain high-quality personnel, the rate and success at which the Corporation can develop and commercialize product candidates would be limited.

If product liability lawsuits are brought against the Corporation, it may incur substantial liabilities and may be required to cease the sale, marketing and distribution of its products.

The Corporation faces a potential risk of product liability as a result of its sales, marketing and distribution activities relating to ONEMIA® and any future commercialization of CaPre® or any other future product. For example, the Corporation may be sued if any product it develops allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under U.S. state or Canadian provincial or other foreign consumer protection legislation. If the Corporation cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to cease the sale, marketing and distribution of its products. Even successful defense against product liability claims would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for ONEMIA®, CaPre® or any future products that the Corporation may develop;

•	injury to the Corporation’s reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and the Corporation’s resources;

•	substantial monetary awards to consumers, trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize CaPre®;

•	the inability to continue the sale, marketing and distribution of ONEMIA®; and

•	a decline in the price of the Common Shares.

If the Corporation is unable to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims, the commercialization of products it develops could be hindered or prevented. The Corporation currently carries product liability insurance in the amount of $5.0 million in the aggregate. In addition, the Corporation currently carries liability insurance covering its clinical trials in the amount of $5.0 million in the aggregate. Although the Corporation maintains such insurance, any claim that may be brought against the Corporation could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by the Corporation’s insurance or that is in excess of the limits of the Corporation’s insurance coverage. The Corporation’s insurance policies also have various exclusions, and the Corporation may be subject to a product liability claim for which it has no coverage. In the event of a successful product liability claim against it, the Corporation may have to pay from its own resources any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that is not covered by the Corporation’s insurance, and the Corporation may not have, or be able to obtain, sufficient capital to pay such amounts.

The Corporation may acquire businesses or products or form strategic alliances in the future and the Corporation may not realize the benefits of such acquisitions.

The Corporation may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that the Corporation believes will complement or augment its existing business. If the Corporation acquires businesses with promising markets or technologies, it may not be able to realize the benefit of acquiring such businesses if the Corporation is unable to successfully integrate them with its existing operations and company culture. The Corporation may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent the Corporation from realizing their expected benefits.

The Corporation may not achieve its publicly announced milestones on time.

From time to time, the Corporation publicly announces the timing of certain events it expects to occur, such as the anticipated timing of results from its clinical trials. These statements are forward-looking and are based on the best estimate of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as completion of a clinical trial, discovery of a new product candidate, filing of an application to obtain regulatory approval, beginning of commercialization of certain products, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. For example, the Corporation cannot provide assurances that the TRIFECTA Phase II clinical trial and the PK trial in Canada will be completed on schedule or at all, that it will conduct Phase III clinical trial for CaPre®, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to plans for the scale-up of manufacturing and launch of any of its products. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or a distribution partner or any other event having the effect of delaying the publicly announced timeline. The Corporation undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on the Corporation’s business plan, financial condition or operating results and the trading price of the Common Shares.

Neptune could lose its control of Acasti.

Neptune currently owns approximately 49.07% of Acasti’s outstanding common shares, five members of Neptune’s Board of Directors are also members of Acasti’s Board of Directors, and Neptune’s Chief Executive Officer is also the Chief Executive Officer of Acasti. As a result, Neptune exercised control over Acasti as of February 28, 2014. However, if all outstanding warrants, call options and restrictive share units of Acasti were to be exercised, Neptune’s ownership interest in Acasti’s common shares would fall to approximately 34.34%. If Neptune’s ownership of Acasti’s common shares declines, Neptune may lose its ability to elect members of its Board of Directors to Acasti’s Board of Directors and to otherwise exercise control over Acasti. A loss of Neptune’s control over Acasti, could, among other things result in:

•	investors and analysts placing a different, and possibly lower, value on the Common Shares to reflect a lower degree of exposure by Neptune to Acasti’s krill oil-based pharmaceutical business;

•	Acasti making decisions in connection with the development and commercialization of Acasti’s products with less or no involvement and approval from Neptune; and

•	a different presentation of Neptune’s financial statements as it relates to Acasti, including assets and any future revenues generated by Acasti would not be directly included in Neptune’s consolidated financial statements.

Neptune does not expect to provide material capital to Acasti in the short term and therefore, its ownership interest in Acasti may continue to decline.

The Corporation does not expect that it will be a passive foreign investment company, or PFIC, for the current taxable year, but PFIC classification is fundamentally factual in nature, determined annually and subject to change.

Based on the projected composition of its income and assets, the Corporation does not expect that it will be a PFIC for the current taxable year ending February 28, 2015. However, whether the Corporation is a PFIC depends on complex U.S. federal income tax rules whose application to the Corporation is uncertain, and, since the PFIC status of the Corporation will depend upon the composition of its income and assets and the fair market value of its assets from time to time and generally cannot be determined until the end of a taxable year, there can be no assurance that the Corporation will not be a PFIC for the current or subsequent taxable years. If the Corporation is a PFIC or if it were to become a PFIC in future taxable years while a U.S. Holder (as defined below under the heading “Item 10.E - Taxation”) holds Common Shares, such U.S. Holder would generally be subject to adverse U.S. federal income tax consequences, including the treatment of gain realized on the sale of Common Shares as ordinary (rather than capital gain) income, potential interest charges on those gains and certain other distributions made by the Corporation and ineligibility for the preferential tax rates on dividends paid by qualified foreign corporations generally available to certain non-corporate U.S. Holders. For a more detailed discussion of the consequences of the Corporation being classified as a PFIC, including discussion of certain elections that (if available) could mitigate some of the adverse consequences described above, see below under the heading “Item 10.E - Taxation – U.S. Federal Income Tax Considerations of the Acquisition, Ownership, and Disposition of Common Shares - Passive Foreign Investment Company Rules”.

Each U.S. purchaser is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of the Common Shares as may be applicable to that purchaser’s particular circumstances.

Risks Related to the Corporation’s Status as a Foreign Private Issuer/Emerging Growth Company

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and regulations than a domestic U.S. issuer, which may limit the information publicly available to the Corporation’s U.S. shareholders.

The Corporation is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the Corporation’s officers, directors and principal shareholders purchase or sell common shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the proxy rules under the Exchange Act.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.

The Corporation may in the future lose its foreign private issuer status if a majority of the Common Shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer would be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer. If the Corporation is not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. If the Corporation loses foreign private issuer status, compliance with more enhanced disclosure requirements and other U.S. securities laws may increase our legal and financial compliance costs, make some activities more difficult and time-consuming, increase demand on our systems and resources and divert management’s attention from other business concerns, all of which could have a material adverse effect on our business, financial condition and results of operations.

Currently, the Corporation does not satisfy the eligibility criteria to use MJDS to conduct public securities offerings and to meet its periodic disclosure requirements in the United States. As a result, if the Company conducts future public securities offerings in the United States, it may have do so without the use of MJDS, which could involve additional time and cost.

As an “emerging growth company”, Acasti is exempt from the requirement to comply with the auditor attestation requirements of the Sarbanes-Oxley Act.

Acasti is an “emerging growth company”, as defined in the U.S. Jumpstart Our Business Start-ups Act, and intends to avail itself of the exemption provided to emerging growth companies from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. Therefore, Acasti’s internal controls over financial reporting will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are not using an exemption. In addition, Acasti cannot predict if investors will find the Common Shares less attractive because it relies on this exemption. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and trading price for the Common Shares may be negatively affected.

U.S. investors may be unable to enforce certain judgments.

The Corporation is a company existing under the Business Corporations Act (Québec). The majority of the Corporation’s directors and officers are residents of Canada, and substantially all of the Corporation’s assets are located outside the United States. As a result, it may be difficult to effect service within the United States upon the Corporation or upon its directors and officers. Execution by U.S. courts of any judgment obtained against the Corporation or any of its directors or officers in U.S. courts may be limited to the assets of such companies or such persons, as the case may be, located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of U.S. courts predicated upon civil liability and the civil liability of the Corporation’s directors and executive officers under the U.S. federal securities laws. The Corporation has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, there may be doubt as to the enforceability in Canada against these non-U.S. entities or their controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon U.S. federal or state securities laws.

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated on February 1, 2002 under Part 1A of the Companies Act (Québec) under the name “9113-0310 Québec Inc”. On August 7, 2008, pursuant to a Certificate of Amendment, we changed our name to “Acasti Pharma Inc.”, our share capital, the provisions regarding the restrictions on securities transfers and the borrowing powers of the Corporation. On November 7, 2008, pursuant to a Certificate of Amendment, we further revised our provisions regarding our borrowing powers. We became a reporting issuer in the Province of Québec on November 17, 2008. On February 14, 2011, the Business Corporations Act (Québec) came into effect and replaced the Companies Act (Québec). We are now governed by the Business Corporations Act (Québec).

Our head office and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Québec H7T 0A3, and the phone number of our head and registered office is (450) 687-2262. Our website address is http://www.acastipharma.com. We do not incorporate the information on or accessible through our website into this Form 20-F, and you should not consider any information on, or that can be accessed through, our website as part of this Form 20-F. Our registered agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

The following is a summary of significant events related to our development and our business that have occurred in the last three completed fiscal years.

Fiscal Year Ended February 29, 2012

On March 31, 2011, the Common Shares were listed for trading on the TSX-V under the ticker symbol “APO”.

During the fiscal year ended February 29, 2012, we initiated two Phase II open label clinical trials in Canada; (i) the TRIFECTA trial for which the first patients were enrolled in October 2011, and (ii) the COLT trial, for which the first patients were enrolled in December 2011. See “Acasti’s Business – Clinical and Nonclinical Research.”

During the same period, we made significant progress in our nonclinical IND-enabling program for CaPre®. This program allows us to accumulate, as per FDA and Health Canada guidelines, the required animal data demonstrating the safety of CaPre®. By means of our nonclinical research and development program, we reported nonclinical results indicating that CaPre® performed effectively on overall lipid management, specifically reduction of triglycerides.

On September 14, 2011, we closed a rights offering pursuant to which holders of our Common Shares subscribed for 6,445,444 Common Shares at a price of $1.25 per share, representing aggregate net proceeds of $7,850,000 for the Corporation.

On February 13, 2012, we completed a private placement pursuant to which Dr. Harlan Waksal, our Executive Vice-President, Business & Scientific Affairs, and Neptune subscribed for an aggregate of 1,500,000 Common Shares and 750,000 warrants to purchase Common Shares exercisable at a price of $1.50 per share for a period of three (3) years, for aggregate net proceeds of $1,979,000.

Fiscal Year Ended February 28, 2013

On January 7, 2013, the Common Shares were listed for trading on the NASDAQ under the ticker symbol “ACST”.

On November 8, 2012, Neptune reported an explosion and fire destroyed its production plant located in Sherbrooke, Québec, Canada. We announced that our day-to-day operations and business were not interrupted as a result of this tragic event and that all CaPre® materials required for our two Phase II clinical trials had already been produced and stored in other facilities outside Neptune’s affected plant. See “Risk Factors - Risks Related to Product Development, Regulatory Approval and Commercialization - The Corporation’s supply of krill oil for commercial supply and clinical trials is dependent upon relationships with Neptune and other third party manufacturers and key suppliers.”

On December 4, 2012, the Corporation announced that it entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the license agreement to pay in advance all of the future royalties payable under the license. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, and adjusted to reflect the royalties of $395,000 accrued from December 4, 2012 to July 12, 2013, amounts to approximately $15.1 million. The prepayment and accrued royalties have been paid pursuant to the prepayment agreement through the issuance of 6,750,000 Common Shares, issuable at a price of $2.30 per share, totaling $15.5 million, upon the exercise of a warrant issued to Neptune.

Fiscal Year Ended February 28, 2014

On March 19, 2013, we announced encouraging preliminary data of our “Randomized, Open-Label, Dose-Ranging, Multi-Center Trial to assess the Safety and efficacy of CaPre® in the treatment of mild-to-high hypertriglyceridemia”. Data from 157 patients who completed four weeks of treatment with 0.5, 1, 2 or 4 grams of CaPre® per day were assessed and CaPre® achieved a clinically important and statistically significant triglyceride reduction of up to 23% (p<0.05) as compared to standard of care. The results of this preliminary analysis suggested that CaPre® could be used as a safe and effective alternative for the treatment of patients with triglyceride levels ranging from 200 to 500 mg/dL.

On May 22, 2013, we announced that patient recruitment for the COLT trial had been completed. We continued to make good progress on our two Phase II clinical trials, the COLT trial and the TRIFECTA trial.

On June 27, 2013, we held our Annual and Special Meeting of the shareholders, where the shareholders of the Corporation voted in favour of all items put forth at the meeting. All of the existing director nominees were re-elected and three new directors, Mr. Valier Boivin, Mr. Jean-Claude Debard and Mr. Harlan W. Waksal, were elected.

On July 15, 2013, we announced that we had received the approval of both the shareholders and the TSX-V to become royalty free by paying in advance all future royalties owed under the license agreement through the issuance of shares to Neptune. The value of this royalty prepayment, which was confirmed by an independent valuation expert using the pre-established prepayment formula set forth in the license agreement, was approximately $15.5 million and was paid through the issuance of 6,750,000 Common Shares to Neptune. The prepayment increased Neptune’s equity participation in Acasti from approximately 57% to approximately 60%. Being royalty free allows us to preserve cash of at least $700,000 annually which was the current minimum royalty due under the license agreement.

On July 31, 2013, we announced that we had signed an agreement with a world leader in natural based specialty chemicals for the manufacturing of CaPre® clinical material in expectation of upcoming PK and phase III clinical trials in the United States and to substantiate our upcoming submission of an Investigational New Drug (IND) filing. Specialized krill oil raw material will first be produced by a North American company using Neptune’s proprietary production process. It will then be sent to the specialty chemicals manufacturer for further processing, including purification and formulation into CaPre® under cGMP guidelines. We also announced our intention to initiate discussions to manufacture CaPre® at full plant scale, should regulatory approval for commercialization in the United States be obtained

On August 13, 2013 we announced positive results for our Phase II randomized, open-label, dose-ranging, multi-center trial designed to assess the safety and efficacy of our investigational new drug candidate CaPre® in the treatment of mild to severe hypertriglyceridemia. CaPre® was found to be safe and effective with significant mean triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4g and 2g. No serious adverse events were reported, indicating that CaPre® is safe and tolerable at all doses tested.

On October 2, 2013, we announced the conclusion of a settlement with respondents Rimfrost, resolving the ITC investigation related to infringement of Neptune’s composition of matter patents. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing licence to these settling respondents, allowing them to market and sell nutraceutical products containing components extracted from krill. The respondents in question also agreed to pay Neptune an additional royalty amount for the manufacture and sale of krill products prior to the effective license commencement date. Neptune also agreed to dismiss a related patent infringement case against Rimfrost filed in March of 2013. Moreover, Neptune signed a strategic non-exclusive krill oil manufacturing and supply agreement with Rimfrost giving Neptune the right to purchase, at a preferred price, up to 800 metric tons of krill oil during the first three-year term of the renewable agreement. Under the agreement, Neptune has agreed to purchase certain minimum quantities of commodity grade krill oil from Rimfrost in 2013 and 2014, which purchases may be deferred to the following calendar years.

On October 29, 2013, we announced that the USPTO had allowed our composition and use patent application entitled Concentration Therapeutic Phospholipid Compositions, publication number US20110160161. The patent relates to concentrated therapeutic phospholipid omega-3 compositions and covers methods for treating or preventing diseases associated with cardiovascular diseases, metabolic syndrome, inflammation, neurodevelopmental diseases, and neurodegenerative diseases. We were granted a corresponding patent in South Africa, which is enforceable and valid until October 29, 2029.

On November 5, 2013, we announced that we had welcomed to our Board of Directors Reed V. Tuckson M.D., Managing Director of the health and medical care consulting business Tuckson Health Connections LLC. This appointment increased the number of board members to six, four of whom are independent directors.

On November 11, 2013, we announced the submission of an Investigational New Drug Application to the FDA to initiate a PK trial of CaPre® in the United States. This proposed PK trial is the first step in our U.S. clinical strategy to initiate PK and Phase III trials of CaPre® in the United States.

On November 26, 2013, we announced that we had commenced an underwritten public offering of units of the Corporation, each Unit consisting of one Common Share and one Common Share purchase warrant of the Corporation. The offering was conducted in the United States pursuant to the effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) and in Canada pursuant to a final short form base prospectus filed with the securities regulatory authorities in the Provinces of Quebec, Ontario, Manitoba, Alberta and British Columbia. On November 27, 2013, we announced that we had priced the underwritten public offering of 16,000,000 units of Acasti at a price of US$1.25 per unit. Each of the Common Share purchase warrant entitled the holder to purchase one Common Share at exercise price of US$1.50 per warrant share. On December 3, 2013, we announced the closing of the public offering and the exercise by the underwriters, prior to the closing, of the overallotment option which was exercised in full to purchase an additional 2,400,000 units. The public offering resulted in a total 18,400,000 units being issued for gross proceeds of approximately US$23 million.

On December 16, 2013, the administrative law judge presiding over the pending ITC investigation involving Neptune, Acasti, Enzymotec granted the parties’ joint motion to stay the proceedings for thirty days. The motion to stay was filed because the parties had agreed to a settlement term sheet with the hope of concluding a binding settlement agreement before the expiration of the stay. Neptune has entered into a settlement agreement with all the other respondents named in the ITC investigation and motions to terminate the investigation as to those respondents have been submitted.

On December 17, 2013, we announced that we had concluded a settlement and license agreement with Aker. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Aker to market and sell nutraceutical products in the licensed countries. Pursuant to the terms of the settlement, royalty levels hinge on the outcome of the review proceedings being conducted before the USPTO regarding Neptune’s 351 Patent. Aker also agreed to pay a non-refundable one-time payment to Neptune for the manufacture and sale of krill products prior to the effective USPTO decision date.

On December 19, 2013, we announced that we had appointed Jerald J. Wenker, President and COO of Dermalogica, a leading professional skin care company, as special advisor to the Board of Directors. Mr. Wenker accepted the nomination for election to serve on the Board of Directors at the Annual Meeting to be held in 2014, subject to shareholder approval.

On January 9, 2014, we announced that the FDA had cleared our Investigational New Drug submission to imitate a PK trial of CaPre® in the United States after having found no objections with the PK trial design, protocol, or safety profile of CaPre®. Following this clearance, we engaged Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, to conduct our PK study.

On February 7, 2014, we announced the closing of a private placement of CAD$2,150,000 of units of the Corporation at a price of CAD$1.33 per unit, each unit consisting of one Common Share and one Common Share purchase warrant of the Corporation. Each of these warrants entitles its holder to purchase one Common Share at an exercise price of CAD$1.60. All of the units were issued to the Fiera Capital QSSP II Investment Fund Inc. under the Quebec Stock Savings Plan II, and could not be qualified under the Quebec Stock savings Plan II and subscribed for by the Fund under the Corporation’s public offering completed on December 3, 2012.

On February 14, 2014, we announced that we had not been able to arrive at a final settlement agreement with Enzymotec that would resolve the ITC investigation into the infringement of Neptune’s composition of matter patents, and related federal court matters. Despite the presiding administrative law judge granting an extended stay through February 5, 2014, no settlement could be achieved as the parties reached an impasse on certain fundamental settlement terms, including terms that had already been agreed to in the term sheet. As a result of this bottleneck, Neptune agreed to participate in the ITC’s mediation program in a final attempt to reach a mutually satisfactory agreement. Neptune and Enzymotec requested that the administrative law judge extend the stay for an additional 60 days and reschedule the ITC hearing until after the expiration of the stay.

Recent Developments

On April 27, 2014, Acasti and Neptune announced that a patent infringement settlement and license agreement has been signed with Enzymotec that resolves the ITC’s investigation of infringement of Neptune’s composition of matter patents, related federal court actions initiated by Neptune against Enzymotec and its distributors and various patent review proceedings requested by Enzymotec. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing it to market and sell its nutraceutical products under Neptune’s ‘348 family of patents (US Patent No. 8,030,348 and all the continuations). Under the terms of the settlement agreement, royalty levels in the United States are dependent on the outcome of pending inter partes review proceedings before the USPTO regarding certain claims of Neptune’s ‘351 composition of matter patent (US Patent No. 8,278,351). Furthermore, royalty levels in Australia are dependent on a potential request by Enzymotec to the APO for a post-grant review of certain claims of Neptune’s allowed composition of matter patent application (AU2002322233). Enzymotec also agreed to pay Neptune a non-refundable one-time upfront settlement payment.

On April 28, 2014, we announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti. We have begun the search for a new President and Chief Executive Officer. During the interim period, we continue to be managed by a management and operations committee under the leadership of Mr. André Godin, the interim Chief Executive Officer.

On May 29, 2014, Henri Harland, the former President and Chief Executive Officer of the Corporation filed a lawsuit against the Corporation, Neptune and NeuroBioPharm in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages, interest and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBioPharm, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 1,000,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm. As a result of the lawsuit, Mr. Harland was requested to resign as a director of the Corporation. The following day, Neptune and Acasti and NeuroBioPharm jointly announced that they believed the claim as formulated was without merit or cause, they will vigorously defend the lawsuit and will take any steps necessary to protect their interests.

B.	Business Overview

We are an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids (“PUFAs”), mainly eicosapentaenoic acid (“EPA”) and docosahexaenoic acid (“DHA”), which are two types of omega-3 fatty acids well known to be beneficial for human health.

CaPre®, currently our only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. Phospholipids represent approximately two-thirds of the composition of CaPre®. The majority of EPA and DHA contained in CaPre® is bound to phospholipids, allowing these PUFAs to more readily reach the small intestine where they undergo faster absorption and transformation into complex fat molecules that are required for transport in the bloodstream. We believe that EPA and DHA are more efficiently transported by phospholipids than EPA and DHA contained in fish oil which are transported by triglycerides and must undergo additional digestion before they are ready for transport in the bloodstream. See “Acasti’s Products - Overview”.

CaPre® is designed to be used as a therapy in conjunction with positive lifestyle changes and administered either alone or with other treatment regiments such as statins (a class of drug used to reduce cholesterol levels) and potentially for use by statin-intolerant or statin-resistant patients. CaPre® is being developed for the treatment of patients with high triglycerides with levels ranging from 200 to 499 mg/dL (“mild to moderate hypertriglyceridemia”) and very high triglycerides with levels over 500mg/dL (“severe hypertriglyceridemia”). In addition to targeting the reduction of triglyceride levels, clinical data collected and reviewed by us to date has indicated that CaPre® may also normalize blood lipids by increasing high density lipoprotein (“HDL-C”) (good cholesterol) and reducing non-high density lipoprotein (“non-HDL-C”), which includes all cholesterol contained in the bloodstream except HDL-C. In addition, clinical data collected by us to date indicates that CaPre® has no significant deleterious effect on low density lipoprotein (“LDL-C”) (bad cholesterol) levels. Future clinical trials of Acasti, which may include trials specifically designed to evaluate the effect of CaPre® on LDL-C levels, may further assist us in evaluating the effect of CaPre® on LDL-C levels and validate reductions of LDL-C observed by us in our nonclinical trials. See “Acasti’s Business - Clinical and Nonclinical Research - Clinical”. Due to a recent decision of the U.S. Food and Drug Administration’s (the “FDA”) not to grant authorization to commercialize a competitor’s drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, we are reassessing our clinical strategy and may put a primary and first focus on the severe hypertriglyceridemia population.

During the fiscal year ended February 29, 2012, we initiated the TRIFECTA and COLT trials, two Phase II clinical trials in Canada designed to evaluate the safety and efficacy of CaPre® for the treatment of patients with levels of triglycerides ranging from 2.28 to 10.0 mmol/L (200-877 mg/dL). On August 13, 2013, we announced the completion and results of our open-label COLT trial. Our double-blind TRIFECTA trial is ongoing and we expect results to be available during the first half of 2014. See “Acasti’s Business - Clinical and Nonclinical Research - Clinical”.

Further to the completion of the Phase II COLT trial, and in parallel with the ongoing Phase II TRIFECTA trial, being conducted in Canada, we have filed an investigational new drug (“IND”) application with the FDA, to conduct a pharmacokinetic (“PK”) trial, which we expect to conduct prior to a Phase III clinical trial that we intend to conduct in the United States, with potentially a few Canadian clinical trial sites, under the guidelines and rules of the FDA. Concurrently, we are corresponding with the FDA and have responded to the FDA’s recommendations regarding our upcoming IND filing for our Phase III clinical trial of CaPre® in the United States. The FDA has invited Acasti to formally request an end of Phase II/pre-Phase III meeting to allow them to provide feedback on the submission and to address specific questions for which we are seeking approval and final response from the FDA. We intend to seek such meeting as soon as TRIFECTA trial results are available. See “Acasti’s Business - Clinical and Nonclinical Research - Clinical - Next Steps”.

ONEMIA®, a medical food and currently our only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®. Based on nonclinical studies conducted by Acasti, supported by clinical testing conducted on Neptune Krill Oil (NKO®), we believe ONEMIA® to be safe and effective for the dietary management of omega-3 phospholipid deficiency related to abnormal lipid profiles and cardiometabolic disorders. See “Acasti’s Business - Acasti’s Products - ONEMIA®”.

For a summary of significant events related to our development and our business that have occurred in the last three completed fiscal years see “Item 4.A - History and Development of the Company” above.

Due to the fact that a significant portion of our intellectual property rights are licensed to us by Neptune, we depend on Neptune to protect a significant portion of the intellectual property rights that we use under such license. Neptune is engaged in a number of legal actions relating to its intellectual property.

We do not own our own manufacturing facility for the production of krill oil, CaPre® or ONEMIA®, nor do we have plans to develop our own manufacturing facility in the foreseeable future. We depend on third party suppliers and manufacturers for all of our required raw materials and drug substance and, if approved for distribution by the FDA, we expect to rely on cGMP- compliant third parties to manufacture, encapsulate, bottle and package clinical supplies of CaPre®.

Business Strategy

Key elements of our strategy to commercialize therapies for dyslipidemia and other cardiometabolic disorders include: (i) completing our Phase II TRIFECTA clinical trial in Canada, initiating and completing PK and a Phase III clinical trial and filing a New Drug Application (“NDA”) to obtain regulatory approval for CaPre® in the United States (initially for the treatment of severe hypertriglyceridemia and thereafter for the treatment of mild to moderate hypertriglyceridemia); (ii) strengthening our patent portfolio and other means of protecting intellectual property exclusivity; (iii) pursuing distribution partnerships to commercialize CaPre® in the United States and elsewhere; and (iv) continuing to generate awareness of ONEMIA® throughout the medical community in an effort to build a market foundation for CaPre®. We may also pursue strategic opportunities including licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions to provide sources of capital for Acasti. However, no assurance can be given as to when or whether we will pursue any such strategic opportunities.

Treatments for Cardiometabolic Disorders – Acasti’s Market

Lipid Disorders and Cardiovascular Disease

Heart attacks, strokes and other cardiovascular events represent the leading cause of death and disability among men and women in the United States. According to the 2011 At-A-Glance Report from the U.S. Center for Disease Control, more than 1 out of every 3 adults in the United States (approximately 83 million) currently lives with one or more types of cardiovascular disease; an estimated 935,000 heart attacks and 795,000 strokes occur in the United States each year; and an estimated 71 million adults in the United States have high cholesterol (i.e., high levels of LDL-C). Having abnormally high levels of lipids or lipoproteins, such as cholesterol and triglycerides, which are fats carried in the bloodstream, is an important risk factor for cardiovascular disease.

According to the American Heart Association, the prevalence of hypertriglyceridemia is increasing in the United States and globally, correlating to the increasing incidence of obesity and diabetes. Market participants, including the American Heart Association, have estimated that one-third of the population in the United States has elevated levels of triglycerides, including over 40 million people diagnosed with mild to moderate hypertriglyceridemia and over 4 million people diagnosed with severe hypertriglyceridemia. According to The American Heart Association Scientific Statement on Triglycerides and Cardiovascular Disease (2011), triglyceride levels provide important information as a marker associated with the risk for heart disease and stroke, especially when an individual also has low HDL-C and elevated levels of LDL-C. Lowering triglyceride levels is one of the primary goals to reduce a patient’s risk of atherosclerotic cardiovascular disease. Hypertriglyceridemia is due to both genetic and environmental factors, including obesity, sedentary lifestyle and high-calorie diets. Hypertriglyceridemia is also associated with comorbid conditions such as chronic renal failure, pancreatitis, nephrotic syndrome and diabetes.

Patients with type 2 diabetes are more susceptible to cardiovascular disease. Cardiovascular disease may be preventable in some patients with appropriate treatment of lipid abnormalities. Diabetic dyslipidemia most commonly manifests as elevated triglycerides and low levels of HDL-C, with a predominance of small, dense LDL-C particles amid relatively normal LDL-C levels. Non-HDL-C reduction is a key secondary goal of therapy under the National Cholesterol Education Program Adult Treatment Panel III national lipid treatment guidelines and, according to the American Diabetes Association and the American College of Cardiology, has been emphasized as a major goal of therapy in the consensus guidelines for lipoprotein management in patients with cardiometabolic risk. Acasti believes, based in part on a study published by Blaha MJ et al. in The Journal of Clinical Lipidology in 2008, that non-HDL-C levels may be a better indicator than LDL-C for the prediction of cardiovascular events and that non-HDL-C reduction has many other compelling advantages over LDL-C and other traditional lipid parameters. Studies have established the clinical utility of non-HDL-C as a comprehensive measure of atherogenic lipoproteins. In diabetic patients, non-HDL-C levels may be a stronger predictor of cardiovascular disease than LDL-C levels or triglycerides because it correlates highly with atherogenic lipoproteins. Target goals for LDL-C levels and non-HDL-C levels in patients with diabetes are < 100 and < 130 mg/dL, respectively. Failure to consider the importance of non-HDL-C in type 2 diabetes may result in undertreatment of patients with diabetes.

Red blood cells are made of a molecule called haemoglobin that glucose adheres to in the bloodstream. The more glucose in the blood, the more it will adhere to haemoglobin to make a glycosylated haemoglobin molecule, called haemoglobin A1C (or HbA1c). HbA1c is measured primarily to identify the average plasma glucose concentration over prolonged periods of time. This serves as a marker for average blood glucose levels over the previous months prior to the measurement.

A National Health and Nutrition Examination Survey analysis of dyslipidemia in the United States in 2010 indicated that while LDL-C levels have actually declined since its last analysis, the percentage of patients with hypertriglyceridemia has risen by 6% along with the dramatic increases in obesity. The National Cholesterol Education Program (“NCEP”) Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol recommends that the first priority for the management of hypertriglyceridemia is triglyceride reduction to decrease the risk of pancreatitis. In addition, severe hypertriglyceridemia is also associated with a markedly increased risk for cardiovascular disease and a recent report released by the NCEP Expert Panel has claimed that elevated triglyceride levels can be regarded as an independent risk factor for cardiovascular disease-related events such as myocardial infarction, ischemic heart disease and ischemic stroke.

In a subgroup analysis of the Japan EPA Lipid Intervention Study, in 2005, in which 18,645 hypercholesterolemic patients randomly received EPA plus a statin or statin control, patients with baseline triglycerides >150 mg/dL and HDL-C <40 mg/dL receiving EPA plus a statin (7,503 patients) had a 19% reduced risk of cardiovascular disease compared to a statin alone (7,478 patients; P=0.048). In addition, in 2001, the Italian Group for the Study of the Survival of Myocardial Infarction (GISSI) trial randomly assigned 11,324 survivors of recent myocardial infarction to receive omega-3 PUFAs (1 gram per day), vitamin E (300 mg per day), both, or neither (the control group) for 3.5 years. Among the patients who received omega-3 PUFAs alone, as compared to the control group, there was a 15% reduction in the composite primary end point of death, nonfatal myocardial infarction, or nonfatal stroke (p<0.02) and a 20% reduction in the rate of death from any cause (p<0.01). The reduction in risk of sudden death was statistically significant beginning at the four month stage of treatment. A similarly significant, although more delayed, pattern after six to eight months of treatment was observed for cardiovascular, cardiac and coronary deaths.

A recent meta-analysis by Sarwar et al. in 2007 included 29 prospective studies and was the largest and most comprehensive epidemiological assessment of the association between triglyceride levels and cardiovascular disease risk in Western populations (262,525 participants; 10,158 cases). A combined analysis of the 29 studies yielded an adjusted odds ratio of 1.72 (72% higher risk) for the patients with triglyceride levels greater than or equal to 200 mg/dL compared to those with normal triglyceride levels. The conclusion of the study is that there are moderately strong associations between triglyceride levels and cardiovascular disease risk.

Several omega-3 fatty acid products derived from fish oil are currently being marketed and sold in the United States and elsewhere. Some consist of supplements that are commercialized for human health maintenance while others are prescription omega-3 fatty acids that are designed as treatments for severe hypertriglyceridemia.

Available Prescription Drugs

The rise in obesity over the last 20 years has led to a parallel increase in triglyceride levels among the population and awareness of medical and health practitioners about the critical role that high triglyceride levels, particularly together with abnormal levels of LDL-C, HDL-C and non HDL-C (which is collectively referred to as dyslipidemia), have as a predictor of cardiovascular events. Accordingly, the introduction of new prescription drugs and drug therapies to lower the risk of cardiovascular events by addressing dyslipidemia has become a priority. The initial treatment recommendation for patients with dyslipidemia is typically a lifestyle change (diet and increased exercise). Dyslipidemia is also treated with statins, which account for a large portion of prescriptions for dyslipidemia. However, statins alone are primarily used for reducing LDL-C and appear to have only modest effects on triglyceride levels. Recognizing that statins alone are not effective triglyceride lowering drugs, the NCEP panel recommends the use of more focused therapies to lower triglyceride levels in patients with severe hypertriglyceridemia. The first-line drug therapy in patients with severe hypertriglyceridemia is often a prescription omega-3 fatty acid or fibrates, but clinical tests have shown that fibrates may also induce side effects.

According to an investigation published by the American Medical Association in 2009, fewer than 4% of adults in the United States with hypertriglyceridemia receive prescription medication to lower their trigylceride levels, representing a significant unmet medical need. Many available treatment options have limitations in the treatment of hypertriglyceridemia which Acasti believes CaPre® can address. The use of fibrates, for example, has been shown to raise the risk of abnormal increases in liver enzymes and creatinine (a marker of kidney function) and, when combined with a statin, rhabdomyolysis (muscle breakdown). Based on the results of the COLT trial and other data collected by us, we do not believe that CaPre® produces such side effects. Furthermore, we believe that CaPre® in combination with statins could become a standard of care in patients with mixed dyslipidemia because of its once per day dosing convenience. See “Acasti’s Business - Clinical and Nonclinical Research - Clinical - COLT Trial”.

There are several marketed prescription omega-3 fatty acids currently approved for treatment of dyslipidemia in the United States and elsewhere. According to the Frost Sullivan 2012 Global Overview of the EPA and DHA Omega-3 Ingredients Markets, the global revenue for the marine and algae EPA/DHA omega-3 ingredients market in 2011 was approximately $1.8 billion. Lovaza and Omacor, which are sold in the United States and Europe, respectively, are omega-3 ethyl-esters derived from fish oil comprised of EPA and DHA and are indicated for the treatment of severe hypertriglyceridemia in twice-daily doses of two 1-gram capsules or once-a-day dose of four 1-gram capsules. In addition, Vascepa and Epadel are two approved omega-3 ethyl-esters derived from fish oil comprised of EPA that are sold in the United States and Japan, respectively. A market research report published by Amadee & Company Inc. estimates that the total prescription omega-3 market generated over $2 billion in sales worldwide in 2012. We believe that there will be increased growth in the prescription omega-3 market based on the expected introduction, and resulting increased promotion and awareness, of new prescription omega-3 products, as well as the emergence of new clinical data regarding the efficacy of omega-3s in the treatment and prevention of cardiometabolic disorders. Other disorders that potentially benefit from the use of prescription omega 3 fatty acids include osteopenia/osteoporosis, depression, sleep disorders associated with depression and pain and inflammation.

The cardioprotective efficacy of omega-3 fatty acids is well-established. Omega-3 products have anti-thrombotic and anti-inflammatory effects that have proven to inhibit atherosclerosis in animal models as well as reduce the rate of adverse cardiovascular events in humans. Omega-3 fatty acids, particularly those with concentrated levels of EPA and DHA, have been demonstrated in multiple clinical trials to lower concentrations of triglycerides and non-HDL in the bloodstream. In a study published in the American Journal of Clinical Nutrition in 2009, it was proposed that the omega-3 index be considered a potential risk factor for coronary heart disease mortality, especially sudden cardiac death.

Medical Foods

Medical foods are at the intersection of functional food and prescription drugs. Medical foods are regulated by the FDA and intended for specific dietary management of a disease with “distinctive nutritional requirements” under the supervision of a physician and contain ingredients that are generally recognized as safe (GRAS) or are otherwise considered acceptable for use. No market pre-authorization by the FDA or other similar international agencies is needed for medical foods to be commercialized in the United States or elsewhere.

The majority of U.S. medical food products on the market are for metabolic diseases. Protein-based medical foods are the most common. Nutrients such as omega-3s, isoflavones, vitamin D, chelated zinc, flavonoids (e.g., baicalin, catechin, pterostilbene), chromium picolinate, phytosterols and L-arginine are other leading ingredients used in this developing category, along with other vitamins and minerals such as pyridoxine, thiamine and folic acid, which are being used in combination. Acasti believes ONEMIA® is the only medical food that offers a high concentration of krill oil-derived omega-3 fatty acids.

Manufacturers are bringing more medical foods to market that address metabolic processes. In 2006, Limbrel (flavocoxid), the first medical food for the management of osteoarthritis, was launched. Axona was designated by the FDA in 2009 as a medical food, targeting metabolic deficiencies associated with Alzheimer’s disease; the well-researched VSL #3, a probiotic for ulcerative colitis and the ileal pouch, was introduced to the market in 2002; and NiteBite, a snack bar for the nutritional management of hyperglycemia, has been marketed since 1996.

Acasti’s Products

Overview

We believe our krill oil-based form of omega-3 phospholipid therapies have advantages over omega-3 products that are derived from fish oil. EPA and DHA in krill oil are mainly carried by phospholipids, while EPA and DHA derived from fish oil are mainly carried by triglycerides. We believe that omega-3 phospholipids provide for better absorption and assimilation of EPA and DHA into the bloodstream compared to other omega-3 sources, including those derived from fish oil. Phospholipids represent approximately two-thirds of the composition of CaPre®. This high phospholipid content allows the EPA and DHA bound to the phospholipids to be absorbed into the small intestine where their transformation into complex fat molecules that are required for transport in the bloodstream occurs. We believe that omega-3 fatty acids from fish oil require additional digestion before this process can occur. Once in the bloodstream, the target destinations for krill oil-based phospholipids also differ from fish oil-based omega-3 triglycerides. Krill oil is absorbed directly into the membranes of cells and tissue, which are also composed of phospholipids, whereas fish oils are stored in fat tissue as a source of energy, requiring a much higher amount of fish oil in order to provide the body with the EPA and DHA for the desired health benefits. In addition, absorption of ethyl-ester forms of currently available prescription omega-3 fatty acids derived from fish oil requires the breakdown of fats by pancreatic enzymes that are produced in response to the consumption of high fat meals. As a low fat diet is typically a critical component for treatment of patients with severe hypertriglyceridemia, these ethyl-ester formulations have demonstrated lower absorption and bioavailability relative to those formulated as omega-3 phospholipids.

CaPre®

CaPre® is designed to be used as a therapy in conjunction with positive lifestyle changes and administered either alone or with other treatment regiments such as statins (a class of drug used to reduce cholesterol levels) and potentially for use by statin-intolerant or statin-resistant patients. CaPre® is being developed for the treatment of mild to moderate hypertriglyceridemia and severe hypertriglyceridemia. In addition to targeting the reduction of triglyceride levels, clinical data collected by Acasti to date has indicated that CaPre® may also normalize blood lipids by increasing HDL-C (good cholesterol) and reducing non-HDL-C, which includes all cholesterol contained in the bloodstream except HDL-C. In addition, clinical data collected and reviewed by us to date indicates that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels. Future clinical trials of Acasti, which may include trials specifically designed to evaluate the effect of CaPre® on LDL-C levels, may further assist us in evaluating the effect of CaPre® on LDL-C levels and validate reductions of LDL-C observed by us in our nonclinical trials. Obtaining regulatory approval for the commercialization of CaPre® requires that safety is confirmed and it is effective at reducing triglycerides at a level that would medically benefit the patient. See “Acasti’s Business - Clinical and Nonclinical Research - Clinical - COLT Trial”.

During the fiscal year ended February 29, 2012, we initiated two Phase II clinical trials in Canada. On August 13, 2013, we announced the completion and results of our open-label Phase II COLT clinical trial, which was primarily designed to evaluate the safety and efficacy of CaPre® for the treatment of mild to severe hypertriglyceridemia. The results of our Phase II COLT trial found CaPre® to be safe and effective at different doses over a 4-week treatment period in reducing triglycerides in patients with mild to severe hypertriglyceridemia. The COLT clinical trial also indicated significant statistical and clinical benefits in treating patients with mild to moderate hypertriglyceridemia. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. See “Acasti’s Business - Clinical and Nonclinical Research - Clinical - COLT Trial”.

Our double-blind Phase II TRIFECTA clinical trial, also designed to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia, is ongoing. We believe the trial will be completed around the end of the second quarter of calendar 2014 and results will be available at a future date yet to be determined. See “Acasti’s Business - Clinical and Nonclinical Research - Clinical - TRIFECTA Trial”.

ONEMIA®

ONEMIA®, a medical food and currently our only commercialized product, is a purified omega-3 phospholipids concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®. The term “medical food” is defined in the United States Orphan Drug Act as a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. Nonclinical studies conducted by the

Corporation, supported by clinical testing conducted on Neptune Krill Oil (NKO®), have shown ONEMIA® to be safe and effective for the dietary management of omega-3 phospholipids deficiency and the related abnormal lipid profiles and cardiometabolic disorders. Phospholipid deficiency and abnormal lipid profiles can lead to a number of conditions, including hyperlipidemia (which generally manifests as high LDL-C and high triglycerides), atherosclerosis (the build-up of plaque on the inside of blood vessels), diabetes, rheumatoid arthritis, certain gastroenterology disorders and metabolic syndrome.

ONEMIA® was introduced in the U.S. market in 2011. In 2012, we made our first sales of ONEMIA® to a medical food distributor in the United States, which has begun distribution of ONEMIA® through its network of dispensing physicians under its own brand name. ONEMIA® is also available behind-the-counter in pharmacies. We expect continued sales of ONEMIA® in the short-term to provide revenues that will contribute, in part, to the financing of our research and development projects while continuing to generate awareness of ONEMIA® throughout the medical community in an effort to build a market foundation for CaPre®. During the fiscal years 2014, 2013 and 2012, we generated revenues of approximately $501,000, $724,000 and $10,000, respectively, from sales of ONEMIA®.

In 2012, we interviewed and collected data on a voluntary basis from physicians either buying, using, or testing ONEMIA® on some of their patients. The 20 physicians (consisting of five primary care physicians and 15 cardiologists or endocrinologists) that participated are also prescribers of Lovaza and recommended ONEMIA® to 348 patients without controlling their diet, exercise or monitoring compliance with the recommended dosage. Most physicians were willing to try ONEMIA® as a potentially more cost efficient option relative to Lovaza without side effects such as reflux and other gastrointestinal disorders, and having a once per day dosing convenience making it easier to use than Lovaza, which has a dosage requirement of four 1g capsules per day. Primary care physicians participating in the survey responded favorably to features of ONEMIA® such as once-a-day dosing, bioavailability due to the element of marine phospholipids in ONEMIA® and the ability to take ONEMIA® with or without a meal.

We continue to explore the benefit of combining ONEMIA® with a statin treatment. Non-clinical activities have been undertaken in order to determine whether or not ONEMIA® should be added to a statin treatment. The accumulated non-clinical data showed that it would be beneficial to explore in human testing the positive results which were observed in animal testing to the effect that ONEMIA® may benefit patients taking statins dealing with complex and hard to manage lipid profiles.

Clinical and Nonclinical Research

Nonclinical

In preparation of its planned filing of an IND application with the FDA in the future to conduct a Phase III clinical trial, Acasti carried out an extensive nonclinical program to demonstrate the safety of CaPre® in a defined set of studies required by the FDA. These studies were carried out by contract research organizations with Good Laboratory Practice certification and conducted on various species of animals recommended by the FDA to investigate the long term effects of CaPre® at doses of up to 10g HED over 13 weeks. In these studies, hematological, biochemical, coagulation and overall health parameters of CaPre® were evaluated and no toxic effects were observed in any of the segments of the studies. Once overall systemic toxicity was ruled out, Acasti’s studies focused on the potential toxic effects of CaPre® on vital systems, such as the cardiovascular, respiratory and central nervous system as evaluated by behavioural studies of the various species. These studies demonstrated that CaPre® did not have any adverse or toxic effects on any of the vital systems investigated, again up to doses well above the recommended clinical dose of CaPre®. To rule out any short term toxic effects of CaPre® on genes, genomic toxicity studies were undertaken on accepted cellular and animal models. These studies showed no toxic effects of CaPre® on any of the genetic markers indicative of potential gene altering toxic effects.

We believe these studies clearly indicate that CaPre® was well-tolerated and showed no toxic effects on any of the physiological and vital systems of the tested animal subjects or their genes or molecules at doses well above the anticipated clinical therapeutic dose of 1.0g-4.0g daily.

We are continuing our nonclinical studies to further investigate the potential therapeutic effects of CaPre® and ONEMIA® in the management of lipid disorders, in particular by studying their effects on the regulation of genes known to be implicated in the pathogenesis of atherosclerosis and lipid management. In parallel to our proposed Phase III clinical trial, we intend to complete two sets of nonclinical studies.

The first set of studies, the DART (Developmental and Reproductive Toxicology), will be designed to assess safety on male and female fertility, developmental toxicity (embryo-fetal development) and pre- and postnatal development in rodents and non-rodents. The second set of studies, the CARCINO, will consist of carcinogenicity testing in both rats and mice to identify a tumorigenic potential in animals and to assess the relevant risk in humans. Carcinogenicity testing is usually required under the rules of the FDA prior to conducting clinical trials that involve the administration of a pharmaceutical and biopharmaceutical product for a period of more than six months. Acasti believes that it will be necessary to complete the DART and CARCINO nonclinical studies prior to the filing of its NDA submission for CaPre® in the United States and expects to do so in the allocated time frame. The third set of studies, the long term animal toxicity studies, as defined by 6-month rodent and 9-month non-rodent, will be conducted as a requirement to support a Phase III clinical trial or NDA. In these studies, we investigate the effects of CaPre® on blood parameters (hematology, biochemistry, coagulation), urinanalysis, ophthalmological and ECG testing.

Clinical

The Phase II COLT and TRIFECTA clinical trials were initiated during the Corporation’s fiscal year ended February 29, 2012 under Canada’s Natural Health Product Directorate (“NHPD”) guidelines. The final results on the COLT trial were announced on August 13, 2013 and the TRIFECTA trial is currently in progress. Acasti expects the final results on the TRIFECTA trial by the first half of 2014.

The COLT trial was conducted, and the TRIFECTA is being conducted, by JSS Medical Research (“JSS”), a clinical research organization (“CRO”) specializing in the pharmaceutical, biotechnology, nutraceutical and medical device industries, which is both owned and managed by Dr. John Sampalis, brother of Dr. Tina Sampalis, Chief Global Strategy Officer of Acasti. JSS was selected by Acasti following a rigorous due diligence process conducted by the Corporation’s board of directors and management. Acasti’s board of directors appointed an external independent auditor, SNC Lavalin Pharma, to confirm and validate the clinical trials’ achievements, milestones and payments.

COLT Trial

The COLT trial, a randomized, open-label, dose-ranging, multi-center trial, was designed to assess the safety and efficacy of CaPre® in the treatment of patients with triglycerides levels between 2.28 and 10.0 mmol/L (200-877 mg/dL) (clinical trial.gov identifier NCT01516151). The primary objectives of the COLT trial were to evaluate the safety and efficacy of 0.5, 1.0, 2.0 and 4.0g of CaPre® per day in reducing fasting plasma triglycerides over 4 and 8 weeks as compared to the standard of care alone.

The secondary objectives of the COLT trial were to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499 mg/dL) (mild to moderate hypertriglyceridemia); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); and to evaluate the effect of CaPre® on fasting plasma levels of LDL-C (direct measurement), HDL-C, non-HDL-C, hs-CRP and omega-3 index. Non-HDL-C is the total cholesterol minus the HDL-C.

The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia.

CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported. Only one patient was discontinued from the study due to an adverse event of moderate intensity. It was noted that the rate of gastrointestinal side effects were higher in the CaPre® groups compared to standard of care alone and appeared to increase in a dose-related manner. However, none of the subjects participating in the study suffered from a serious adverse event. The report concludes that even at higher doses, CaPre® is safe and well tolerated with only transient and predominantly mild adverse events occurring at low rates.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Standard of care could be any treatment physicians considered appropriate in a real-life clinical setting and included lifestyle modifications as well as lipid modifying agents, such as statins, ezetimibe and fibrates. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks, showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0-2.0g as compared to a 7.1% reduction for the standard of care. After a 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean improvements of -14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks, showed statistically significant triglycerides, non-HDL-C and HbA1C mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non-HDL-C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs.

TRIFECTA Trial

The TRIFECTA trial (clinical trial.gov identifier NCT01455844), a 12-week, randomized, double-blind, placebo-controlled study, is designed to assess the effect of CaPre®, at a dose of 1.0 or 2.0g, on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia. A total of 366 patients have been randomized over the 429 planned protocol (342 evaluable patients).

Similar to the COLT trial, the primary objective of the TRIFECTA trial is to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 10.0 mmol/L (200-877 mg/dL) and to assess the tolerability and safety of CaPre®. The secondary objectives of the TRIFECTA trial are to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499 mg/dL); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); to evaluate the effect of CaPre® in patients with mild to moderate hypertriglyceridemia and severe hypertriglyceridemia on fasting plasma levels of LDL-C (direct measurement), and on fasting plasma levels of HDL-C, non-HDL-C, hs-CRP and omega-3 index.

On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data. The number of targeted patients evaluable as per protocol has been reached. We are currently evaluating efficacy and safety of CaPre® for the treatment of patients with mild to severe hypertriglyceridemia, which is the primary objective of the study. A secondary objective of the study was to assess the efficacy of CaPre® in two distinct patient populations: those with mild to moderate hypertriglyceridemia and those with severe hypertriglyceridemia. Based on patient information currently available, we do not expect the sample size to be large enough to conclude on the efficacy of CaPre® on severe hypertriglyceridemia as part of the TRIFECTA trial. We do not expect the FDA to request efficacy data on patients with severe hypertriglyceridemia before granting permission to conduct a Phase III trial. We believe the trial will be completed by the end of the second quarter of calendar 2014 and results will be available at a future date yet to be determined.

PK Trial

On November 11, 2013, we announced that we submitted an investigational new drug application to the FDA to initiate a PK trial of CaPre® in the United States. The proposed PK trial is an open-label, randomized, multiple-dose, single-center, parallel-design study to evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0g, 2.0g and 4.0g of CaPre®. We expect that the duration of the PK trial would likely be over a 30-day period and involve the enrollment of approximately 42 healthy subjects.

On January 9, 2014, we announced that the FDA granted us approval to conduct our PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®. We also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial. We expect results of our PK trial to be available by mid to late 2014.

Next Steps

We are corresponding with the FDA and have responded to the FDA’s recommendations regarding its upcoming IND filing for our Phase III clinical trial of CaPre® in the United States. The FDA has invited Acasti to formally request an end of Phase II/pre-Phase III meeting to allow them to provide feedback on the submission and to address specific questions for which we are seeking approval and final response from the FDA. We intend to seek such meeting as soon as TRIFECTA trial results are available.

Acasti intends to conduct a Phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (>500 mg/dL). This study would constitute the primary basis of an efficacy claim for CaPre® in an NDA submission for severe hypertriglyceridemia. We are also evaluating the possibility of submitting a Special Protocol Assessment (“SPA”) to the FDA in order to form the basis for the design of our intended Phase III clinical trial. An SPA is a declaration from the FDA that an uncompleted Phase III trial’s design, clinical endpoints, and statistical analyses are acceptable for FDA approval. A request would be submitted for the protocol at least 90 days prior to the anticipated start of the Phase III clinical trial. See “Acasti’s Business - Government Regulation”.

In addition to conducting and completing the TRIFECTA, PK and a Phase III clinical trial, we expect that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia. The FDA may require us to conduct additional clinical studies to obtain FDA approval for the treatment of mild to moderate hypertriglyceridemia, which may include a cardiovascular outcomes study. See “Acasti’s Business - Government Regulation” and “Acasti’s Business - Sales and Marketing”.

Sales and Marketing

We have exclusive global commercial rights to CaPre®. We do not currently have in-house sales and marketing or distribution capabilities and we currently plan to seek an established commercial partner for the distribution of CaPre® if it reaches commercialization. In addition to completing the TRIFECTA, PK and a Phase III clinical trial and the DART and CARCINO nonclinical studies, we expect that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States and to complete marketing and other pre-commercialization activities before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia. The FDA may also require us to conduct additional clinical studies to obtain FDA approval for the treatment of mild to moderate hypertriglyceridemia, which may include a cardiovascular outcomes study. We would focus initially on specialists, cardiologists and primary care physicians who comprise the top prescribers of lipid-regulating therapies as part of the sales and marketing strategy for CaPre®. See “Risk Factors - Risks Related to Product Development, Regulatory Approval and Commercialization”.

ONEMIA® is being distributed in the United States by Acasti to physicians, who then can either provide it to their patients directly or via a website by using a dedicated medical food access code. We also make ONEMIA® available via distributors and behind-the-counter in pharmacies. In 2012, we made our first sales of ONEMIA® to a medical food distributor in the United States, which has begun distribution through its network of dispensing physicians under its own brand name. We intend to make ONEMIA® available via additional distributors and behind-the-counter in more pharmacies in the United States and to secure distribution partners to commercialize ONEMIA® outside of the United States. Revenues of Acasti for the fiscal years 2014, 2013 and 2012 were all derived from the sale of ONEMIA® and amounted to approximately $501,000, $724,000 and $10,000, respectively. During its fiscal year ended February 28, 2014, more than 94% of sales of ONEMIA® were made through our distribution partner in the United States and the remaining 6% came from direct sales by Acasti.

Our business does not exhibit any notable seasonality.

Competition

The biopharmaceuticals industry is highly competitive. There are many public and private biopharmaceutical companies, universities, governmental agencies and other research organizations actively engaged in the research and development of products that may be similar to our products or address similar markets. It is probable that the number of companies seeking to develop products similar to our products will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. These companies may develop and introduce products and processes competitive with or superior to Acasti’s. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of our products, which might render our technology and products non-competitive or obsolete. Our competitors in the United States and elsewhere include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies and specialized cardiovascular treatment companies. These companies include GlaxoSmithKline plc, which currently markets Lovaza, a prescription omega-3 for patients with severe hypertriglyceridemia, Abbott Laboratories, which currently markets Tricor and Trilipix (both fibrates) and Niaspan (niacin) for treatment of severe hypertriglyceridemia, and Amarin Corporation, which currently markets Vascepa, an ethyl-ester form of EPA, for the treatment of patients with severe hypertriglyceridemia.

In March 2011, Pronova BioPharma Norge AS, which owns the patents for Lovaza, entered into an agreement with Apotex Corp. and Apotex Inc. to settle their patent litigation in the United States related to Lovaza. Pursuant to the terms of the settlement agreement, Pronova granted Apotex a license to enter the U.S. market with a generic version of Lovaza in the first quarter of 2015, or earlier, depending on circumstances. As a result, we expect Apotex to compete against us as well. Other companies are also seeking to introduce generic versions of Lovaza.

In addition, we are aware of other pharmaceutical companies that are developing products that, if approved, would compete with CaPre®. These include a free fatty acid form of omega-3 (comprised of 55% EPA and 20% DHA) being developed by Omthera Pharmaceuticals, which was acquired by London-based AstraZeneca PLC on July 18, 2013. On May 6, 2014, AstraZeneca announced that the FDA had approved its product as an adjunct to diet to reduce triglyceride levels in adults with sever hypertriglyceridaemia. Enzymotec Ltd. also recently submitted an IND application and requested an end of Phase II meeting in order to ultimately receive a SPA from the FDA and proceed to conduct a Phase III clinical trial for its phytosterol-omega-3 drug candidate. We believe other emerging biopharmaceutical companies are also developing potential treatments for hypertriglyceridemia based on omega-3 fatty acids, but we are unaware of the development stage of their product candidates. CaPre® may also face competition from omega-3 dietary supplements that are available without a prescription. See “Risk Factors - Risks Related to Product Development, Regulatory Approval and Commercialization - The Corporation faces competition from other biotechnology and pharmaceutical companies and its operating results will suffer if the Corporation fails to compete effectively.”.

There are also competitors in the medical food market. In May 2013, Pivotal Therapeutics announced positive results for its clinical trial of Vascazen, a medical food product being developed to improve patient lipid profiles and reduce cardiovascular disease risk factors.

Government Regulation

United States Drug Development

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products such as CaPre®. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority.

FDA Regulatory Process

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development or approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a “clinical hold” on investigations intended to support FDA approval, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, debarment from government programs, restitution, disgorgement, civil or criminal penalties, or entry of consent decrees and integrity agreements. Any agency or judicial enforcement action could have a material adverse effect on Acasti.

In order to be marketed in the United States, CaPre® must be approved by the FDA through the NDA process. The process required before a drug may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical (animal) and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice (“GLP”) regulations;

•	submission of an IND, which must become effective before human clinical trials may begin in the United States;

•	performance of adequate and well-controlled clinical trials in accordance with the applicable IND and other clinical study-related regulations, such as current Good Clinical Practices, to establish the safety and efficacy of the proposed drug for its proposed indication;

•	submission of an NDA for a new drug;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of potential FDA audit of the nonclinical and/or clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

The data required to support an NDA is generated in two distinct development stages: nonclinical and clinical. The nonclinical development stage generally involves synthesizing or otherwise producing the active component, developing the formulation and determining the manufacturing process, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies in the laboratory, which support subsequent clinical testing. The sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND, which is a request for authorization from the FDA to administer an investigational drug product to humans. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials. The FDA may also place the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. A clinical hold may be imposed at any time before or during a clinical trial due to safety concerns or non-compliance. Accordingly, the Corporation cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

The clinical stage of development involves the administration of the investigational drug to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with cGCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, data collection, and the parameters to be used to monitor subject safety and assess the investigational drug’s efficacy. Each protocol, and any subsequent amendments to the protocol or new investigator’s information, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board (“IRB”) at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or its legal representative. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries, as well as reporting of safety information under the IND.

Clinical studies are generally conducted in three sequential phases that may overlap, known as Phase I, Phase II and Phase III clinical trials. Phase I generally involves a small number of healthy volunteers who are initially exposed to a single dose and then multiple doses of the investigational drug. The primary purpose of these studies is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug. Phase II trials typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, as well as identification of possible adverse effects and safety risks and preliminary evaluation of efficacy. Phase III clinical trials generally involve large numbers of patients at multiple sites, often in multiple countries (from several hundred to several thousand subjects) and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use, and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. Phase III clinical trials should, if possible, include comparisons with placebo and may include a comparison to approved therapies. The duration of treatment is often extended to mimic the actual use of a product during marketing. Generally, two adequate and well-controlled Phase III clinical trials are required by the FDA for approval of an NDA (Pivotal Studies).

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. In addition, written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides oversight and will determine whether or not a trial may move forward at designated check points based on review of interim data from the study. A clinical trial may be terminated or suspended based on evolving business objectives and/or competitive climate.

The manufacturing process must be capable of consistently producing quality batches of the investigational drug and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug product. The sponsor must develop appropriate labeling that sets forth the conditions of intended use. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Post-approval studies, sometimes referred to as Phase IV clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase IV studies as part of a post-approval commitment, such as pediatric studies.

NDA and FDA Review Process

Nonclinical and clinical information is filed with the FDA in an NDA along with proposed labeling. The NDA is a request for approval to market the drug and must contain proof of safety, purity, potency and efficacy, which is demonstrated by extensive nonclinical and clinical testing. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA.

The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. FDA approval of an NDA must be obtained before marketing a drug in the United States. In addition, under the Pediatric Research Equity Act, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (“PDUFA”) the FDA has ten months from the filing date in which to complete its initial review of a standard NDA and respond to the applicant. This review typically takes 12 months from the date the NDA is submitted to the FDA including the screening which takes a period of 60 days. The FDA does not always meet its PDUFA goal dates for standard NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA will likely re-analyze the clinical trial data, which could result in extensive discussions with the FDA.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical trials to ensure compliance with cGCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it will issue a Complete Response Letter (“CRL”). A CRL indicates that the review cycle of the application is complete and whether the application is approved and, when applicable, the CRL describes the specific deficiencies in the NDA and may require additional clinical data and/or an additional Phase III clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. The applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

There is no assurance that the FDA will ultimately approve a drug product for marketing in the United States and we may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling, may condition the approval of the NDA on other changes to the proposed labeling, or may require a Risk Evaluation and Mitigation Strategy (REMS), which could limit our ability to market the drug once approved. The FDA may also require the development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved products.

U.S. Post-Marketing Requirements

Following approval of a new product, a pharmaceutical company and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the product, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (“off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers and distributors may not market or promote such off-label uses. Modifications or enhancements to the product or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process. In some cases, these changes will require the submission of clinical data and the payment of a user fee.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of our prescription drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office (the “USPTO”) in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing and review of the relevant NDA.

Non-U.S. Drug Regulation

In Canada, biopharmaceutical product candidates are regulated by the Food and Drugs Act and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Directorate of Health Canada. In order to obtain approval for commercializing new drugs in Canada, the sponsor (Acasti) must satisfy many regulatory conditions. The sponsor must first complete preclinical studies in order to file a clinical trial application (“CTA”) in Canada. The sponsor will then receive different clearance authorizations to proceed with Phase I clinical trials, which can then lead to Phase II and Phase III clinical trials. Once all three phases of trials are completed, the sponsor must file a registration file named a New Drug Submission (“NDS”) in Canada. If the NDS demonstrates that the product was developed in accordance with the regulatory authorities’ rules, regulations and guidelines and demonstrates favorable safety and efficacy and receives a favorable risk/benefit analysis, then the regulatory authorities issue a notice of compliance, which allows the sponsor to market the product.

In addition to regulations in the United States and Canada, we are subject to a variety of regulations governing clinical studies and commercial sales and distribution of our products in other jurisdictions around the world. These laws and regulations typically require the licensing of manufacturing and contract research facilities, carefully controlled research and testing of product candidates and governmental review and approval of results prior to marketing therapeutic product candidates. Additionally, they require adherence to good laboratory practices, good clinical practices and good manufacturing practices during production. The process of new drug approvals by regulators in the United States, Canada and the European Union are generally considered to be among the most rigorous in the world.

Whether or not the FDA or Health Canada approval is obtained for a product, we must obtain approvals from the comparable regulatory authorities of other countries before we can commence clinical studies or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for the FDA or Health Canada approval. The requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary greatly from country to country. In some international markets, additional clinical trials may be required prior to the filing or approval of marketing applications within the country.

Medical Food Regulation

Prior to 1972, medical foods that mitigated serious adverse effects of the underlying diseases were regulated by the FDA as “drugs” under the Federal Food, Drug, and Cosmetic Act. In 1972, in an effort to encourage innovation and availability of such products, the FDA revised its regulatory approach and classified these products as “foods for special dietary use.” The Orphan Drug Amendments of 1988 provided a statutory definition of a medical food, which means a food that is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition, for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. In the Nutrition Labeling and Education Act of 1990, the U.S. Congress exempted medical foods from the nutrition labeling, health claim, and nutrient disclosure requirements applicable to most other foods, further distinguishing this category from conventional food products.

The regulatory status of these products in other countries varies. It is also possible that such products would be regulated in Canada as natural health products pursuant to the Natural Health Products Regulations.

Active Pharmaceutical Ingredient Regulation

The FDA will regulate finished products containing APIs developed or under development by us; however, the FDA does not actively regulate the APIs themselves. Depending on its intended uses, a finished product containing the API may be regulated as a drug or a medical food under the procedures described above. It may be possible to market a finished product containing an API developed or under development by us as a dietary supplement. Dietary supplements do not require FDA premarket approval. However, it may be necessary to submit a notification to the FDA that a company intends to market a dietary supplement containing a “new dietary ingredient.” In general, the regulatory requirements in other countries also depend on the nature of the finished product and do not focus on the API itself.

Sources and Availability of Raw Materials

We use krill oil as our primary raw material to produce CaPre® and ONEMIA®. There are two ocean regions where krill is generally harvested: the Southern Ocean (Antarctic krill Euphausia superba) and the Northern Pacific Ocean (Pacific krill Euphausia pacifica), mainly off the coasts of Japan and Canada. The total quantity of the krill species in these two oceans is estimated to be at least 500,000,000 metric tons. The World Health Organization estimates that approximately 271,000 metric tons of both krill species are harvested annually. From 2002 to 2011, between 105,000 to 212,000 metric tons originated from the Southern Ocean and, on average, 60,000 harvested metric tons originated from the Northern Pacific Ocean each year. The annual Antarctic krill catches represent an estimated 0.05% of the existing resource. Our products are derived from Antarctic krill.

According to the Commission for the Conservation of Antarctic Marine Living Resources, from 2008 to 2011, annual quotas for Antarctic krill have increased by 33%. Annual allowable quotas of 6.555 million metric tons for 2010 were increased to 8.695 million metric tons for 2011. In the areas currently being fished for krill, the Commission has established a combined annual catch suspension trigger level of 620,000 metric tons. If the trigger level is reached, the Commission may intervene to authorize additional krill harvesting and impose a striker control on fisheries. As a result, we believe that krill is an abundant and accessible resource with potential for long-term sustainable exploitation. The average market price for whole frozen krill is approximately US$900 per metric ton. See “Risk Factors - Risks Related to Product Development, Regulatory Approval and Commercialization.”

We acquire all of our krill oil for the production of CaPre® and ONEMIA® from our parent company, Neptune. However, due to the incident, we are currently acquiring its krill oil through purchases in the open market in order to meet production requirements for ONEMIA® and are seeking a third party to both supply krill oil on an interim basis and provide manufacturing services for the production of CaPre® in accordance with cGMP regulations imposed by the FDA. On May 28, 2013, Neptune announced that it had commenced reconstruction of its production plant, the completion of which is anticipated for early June 2014. We intend to acquire our krill oil supply from Neptune upon the recommencement of Neptune’ krill oil production. See “Recent Developments”.

Intellectual Property

We intend to obtain, maintain and enforce patent protection for its products, formulations, methods and other proprietary technologies, preserve its trade secrets and operate without infringing on the proprietary rights of other parties.

Patents

Acasti owns the following portfolio of patents, filed in various jurisdictions worldwide, including the United States, Canada, Japan, Australia and Europe:

Patent Family Description	Description	WO (PCT) Application Number & U.S. Patent Number	Expiration Date of the Patent Family	Number of Patents Worldwide
Concentrated Therapeutic Phospholipid Composition	Composition of Matter	WO2011050474 & US8,586,567;	2028	8* (pending in approx. 40 countries)

*	Includes 5 Australian innovation patents expiring in 2018

On November 19, 2013, the United States Patent and Trademark Office granted Acasti a concentrated phospholipid composition patent (US8,586,567) covering concentrated therapeutic phospholipid compositions useful for treating or preventing diseases associated with cardiovascular disease, metabolic syndrome, inflammation and diseases associated therewith, neurodevelopmental diseases, and neurodegenerative diseases, comprising administering an effective amount of a concentrated therapeutic phospholipid composition. The patent is valid until 2028, covers specific omega-3 phospholipid compositions, synthetic and/or natural, regardless of the extraction process, suitable for human consumption. The patent protects Acasti’s phospholipid compositions, namely Capre® and Onemia®.

The corresponding US8,586,567 Acasti patent has also been granted in South Africa and Panama, and 5 innovation patents have been granted to Acasti in Australia (which innovation patents in Australia expire in 2018), while continuations have been filed in the US.

To this day, Acasti’s patents and pending patent applications have not been opposed and/or challenged by third parties anywhere in the world. In Canada, the United States and Europe, a patent is generally valid for 20 years from the date of first filing. Patent terms can vary slightly for other jurisdictions, with 20 years from filing being the norm. In certain jurisdictions exclusivity can be formally extended beyond the normal patent term to compensate for regulatory delays during the pre-market approval process.

Licensed Rights

In August 2008, Neptune granted us a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications. This license allows us to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The following table summarizes the patent applications related to our license from Neptune.

Patent description	US Patent #		Expiration Date of the Patent	Holder
Composition of Matter (NATURAL PHOSPHOLIPIDS OF MARINE ORIGIN CONTAINING FLAVONOIDS AND POLYUNSATURATED PHOSPHOLIPIDS AND THEIR USES)	US8,030,348	(1)	2022	Neptune

Method of Use for Dyslipidemia (KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT)	US8,057,825		2022	Neptune

Method of Extraction (METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES)	US6,800,299		2020	Neptune

Note:

(1)	Two continuations also stem from U.S. Pat. 8,030,348 (U.S. Pat. 8,278,351 and 8,383,675).

The license agreement provided that the products developed by us must comply with the ranges specified in the license agreement pertaining to the concentration of phospholipids.

Under the license agreement, we were obligated under the license agreement to pay to Neptune, until the expiration of Neptune’s licensed patents, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of our net sales and (ii) 15% of our gross margin; and (b) 20% of revenues from sub-licenses granted by us to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents, which is currently expected to occur in 2022, the license agreement will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. Notwithstanding the above, the license agreement provided for minimum royalty payments as follows: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $225,000 (initially $300,000, but reduced to $225,000 following our abandonment of our option right to develop products for the over-the-counter market pursuant to the license); year 5 - $700,000; and year 6 and thereafter - $750,000. Minimum royalties were based on contract years based on the effective date of the license agreement, which is August 7, 2008.

On December 4, 2012, we announced that we entered into a prepayment agreement with Neptune pursuant to which we exercised our option under the license agreement to pay in advance all of the future royalties payable under the license. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, and adjusted to reflect the royalties of $395,000 accrued from December 4, 2012 to July 12, 2013, amounts to approximately $15.1 million. The prepayment and accrued royalties have been paid pursuant to the prepayment agreement through the issuance of 6,750,000 Common Shares, issuable at a price of $2.30 per share, totaling $15.5 million, upon the exercise of a warrant issued to Neptune.

On July 12, 2013, Neptune announced that it had acquired 6,750,000 Common Shares upon the exercise of a warrant issued to it by Acasti under the prepayment agreement. The prepayment agreement and the issuance of the 6,750,000 Common Shares to Neptune were approved by the TSX-V and our disinterested shareholders (excluding Neptune and non-arm’s length parties to Neptune) at the annual meeting of our shareholders held on June 27, 2013. As a result of the royalty prepayment transaction, we are no longer required to pay any royalties to Neptune under the license agreement during its term for the use of the intellectual property under license.

Pursuant to the terms and conditions of the license agreement, we are required, at Neptune’s option, to have our products, if any, manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license. A copy of the license agreement is available on SEDAR at www.sedar.com.

We have also initiated our patent portfolio with the first application as a U.S. provisional of a composition and use patent. The invention is entitled “Concentrated Therapeutic Phospholipid Compositions (US20110160161)” and relates to concentrated therapeutic phospholipids compositions; methods for treating or preventing diseases associated with cardiovascular disease, metabolic syndrome, inflammation and diseases associated therewith, neurodevelopmental diseases, and neurodegenerative diseases, comprising administering an effective amount of a concentrated therapeutic phospholipids composition. Our patent application has been filed in more than 40 jurisdictions worldwide. On August 23, 2013, we were granted our first patent in South Africa in the Concentrated Therapeutic Phospholipid Compositions family. The patent is in force and valid until October 29, 2029. See “Risk Factors - Risks Relating to the Corporation’s Intellectual Property Rights - It is difficult and costly to protect Acasti’s intellectual property rights, and Acasti cannot ensure the protection of these rights.”

Brand names and trademarks

We have applied for worldwide trademark protection of CaPre® as well as for the trademark ONEMIA®, and is the owner of the trademark BREAKING DOWN THE WALLS OF CHOLESTEROL™ in Canada, the United States and the European Union. The trademark CaPre® is now registered in certain jurisdictions including the United States, Canada and Europe.

Trade Secrets

In addition, we protect our optimization and extraction processes through industrial trade secrets and know-how.

C.	Organizational Structure

We have no subsidiaries. As of May 29, 2014, Neptune owns 51,942,183 Common Shares, representing approximately 49.07% of the Common Shares issued and outstanding. The Common Shares are voting, participating and have no par value. Neptune also owns a warrant entitling it to acquire 592,500 Common Shares.

D.	Property, Plants and Equipment

Our head office and operations are located at 545, Promenade Centropolis, suite 100, Laval, Québec, Canada, H7T 0A3. We lease our premises for $6,500 per month.

We do not own our own manufacturing facility for the production of krill oil, CaPre® or ONEMIA®, nor do we have plans to develop our own manufacturing facility in the foreseeable future. We depend on third party suppliers and manufacturers for all of our required raw materials and drug substance and, if approved for distribution by the FDA, we expect to rely on cGMP- compliant third parties to manufacture, encapsulate, bottle and package clinical supplies of CaPre®.

In July 2013, we entered into a memorandum of understanding with a third party for the manufacturing, in accordance with cGMP regulations imposed by the FDA, of CaPre® clinical material for the purposes of our upcoming clinical trials. The memorandum of understanding remains subject to the negotiation and execution of a detailed definitive agreement between the parties. See “Risk Factors – Risks Related to Product Development, Regulatory Approval and Commercialization – The Corporation’s supply of krill oil for commercial supply and clinical trials is dependent upon relationships with other third party manufacturers and key suppliers since Neptune’s production plant was destroyed.” and “Risk Factors - Risks Related to Product Development, Regulatory Approval and Commercialization - The Corporation relies on third parties for the manufacturing, production and supply of CaPre® and ONEMIA® and may be adversely affected if those third parties are unable or unwilling to fulfill their obligations.”.

We are not subject to any material environmental risk in connection with our property, plants or equipment.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Information relating to our operating and financial review and prospects are detailed in the MD&A, for the years ended February 28, 2014, February 28, 2013 and February 29, 2012 included herein, and in conjunction with the audited consolidated financial statements and related notes included at “Item 17 – Financial Statements” of this Form 20-F.

A.	Operating Results

Refer to our MD&A included below in this Form 20-F.

B.	Liquidity and Capital Resources

Refer to our MD&A included below in this Form 20-F.

C.	Research and Development, Patents and Licenses, etc.

We incurred research and development costs net of tax credits amounting to $4,297,195, $3,009,016 and $3,104,762 in the years ended February 28, 2014, February 28, 2013 and February 29, 2012, respectively. Refer to the MD&A included below and to “Item 4.B – Business Overview” of this Form 20-F.

D.	Trend Information

The only trend during the current fiscal year reasonably likely to affect our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition is our expectation that research and development expenses will continue to trend upward as we pursue our product development strategy. Please refer to the MD&A included below.

E.	Off-Balance Sheet Arrangements

Refer to our MD&A included below in this Form 20-F.

F.	Tabular Disclosure of Contractual Obligations

Refer to our MD&A included below in this Form 20-F.

G.	Safe Harbor

This annual report contains forward-looking statements, principally in “Item 4 - Information on the Company” and “Item 5 - Operating and Financial Review and Prospects”. These statements may be identified by the use of words like “plan”, “expect”, “aim”, believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Corporation’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this annual report under “Item 3.D - Risk Factors” and factors described in documents that the Corporation may furnish from time to time to the SEC. Except as required by law, the Corporation undertakes no obligation to update publicly or revise any forward-looking statements because of new information. Please refer to the forward-looking statements section at the beginning of this annual report.

MANAGEMENT’S ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS — YEARS ENDED FEBRUARY 28, 2014, FEBRUARY 28, 2013 AND FEBRUARY 29, 2012

This discussion is presented in order to provide the reader with an overview of the financial results and changes to the financial position of the Corporation as at February 28, 2014 and for the year then ended. This discussion explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the years ended February 28, 2014, 2013 and February 29, 2012. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune, in August 2008. The Corporation was inactive prior to that date.

The information in this MD&A must be read in conjunction with the Corporation’s financial statements for the years ended February 28, 2014, 2013 and February 29, 2012. The Corporation’s financial statements were prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.

CaPre®, Acasti’s prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials were initiated in Canada (the TRIFECTA trial and the COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL). Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with moderate to severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The COLT trial was completed during the second quarter of the current fiscal year and the TRIFECTA trial is ongoing. Based on the positive results of the COLT trial, Acasti has filed an investigational new drug (IND) submission to the U.S. Food and Drug Administration (FDA) to conduct a pharmacokinetic study (PK trial) in the U.S. Acasti intends to amend its application used for the PK trial to request authorization to also conduct a Phase III clinical trial to investigate the safety and efficacy profile of CaPre® under the guidelines and rules of the FDA.

Onemia®, Acasti’s commercialized product, has been marketed in the United States since 2011 as a “medical food”. Onemia® is only administered under the supervision of a physician and is intended for the dietary management of omega-3 phospholipids deficiency related to abnormal lipid profiles and cardiometabolic disorders.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license. The royalty free license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the year ended February 28, 2014, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

Clinical Trials Update

During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the “TRIFECTA trial”, a randomized, double-blind, placebo-controlled study primarily designed to assess the effect of CaPre® on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the “COLT trial”, a randomized open-label dose-ranging, multi-center trial designed to assess the safety and efficacy of CaPre® in the treatment of mild to severe hypertriglyceridemia, for which the first patients were enrolled in December 2011. During the three month period ended November 30, 2013, Acasti filed an IND submission with the FDA for a PK trial. The PK trial is an open-label, randomized, multiple-dose, single-center, parallel-design study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers. Acasti’s clinical trials’ have continued and progressed during the year ended February 28, 2014.

COLT Trial

The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia. CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a statistically significant mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a triglycerides reduction of 23.3%, corresponding to a statistically significant mean improvement of 16.2% over the 7.1% reduction achieved in the standard of care group. After an 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed a 22.0% triglycerides reduction, corresponding to a statistically significant mean improvement of 14.8% over the 7.1% reduction achieved in the standard of care group. In addition, after 8 weeks of treatment, statistically significant mean improvements in non-High-density lipoprotein cholesterol (non-HDL-C) and glycated hemoglobin (HbA1c) and trends of improvement in total cholesterol and HDL-C in patients treated with 4.0g of CaPre® over the standard of care, as well as a statistically significant treatment effect on HDL-C for all combined doses care were observed. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs.

On May 1, 2014, Acasti announced that it will be presenting the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in the USA from May 1 to 4, and the 82nd Congress of European Atherosclerosis Society in Spain from May 31 to June 3.

TRIFECTA Trial

On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data.

The number of targeted patients evaluable as per protocol has been reached. Acasti is currently evaluating efficacy and safety of CaPre® for the treatment of patients with mild to severe hypertriglyceridemia, which is the primary objective of the study. The secondary objectives of evaluating if statistically significant efficacy was reached in patient populations with mild to moderate and severe hypertriglyceridemia will also be assessed separately. Based on patient information currently available, the Corporation does not expect the sample size to be large enough to conclude on the efficacy of CaPre on severe hypertriglyceridemia. Acasti does not expect the FDA to request efficacy data on patients with severe hypertriglyceridemia before granting permission to conduct a phase III trial. Acasti believes the trial will be completed before the end of the second quarter of calendar 2014 and results will be available at a future date yet to be determined.

PK Trial

The PK trial, a first step in Acasti’s U.S. clinical strategy, is a study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0, 2.0 and 4.0g of CaPre®. The PK trial total treatment duration will be over a 30-day period and will involve the enrollment of approximately 42 healthy subjects. On January 9, 2014, Acasti has announced that the FDA has allowed the Corporation to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial.

Concurrently, Acasti is in communication with FDA and has responded to its recommendations regarding its IND filing for its pivotal phase 3 clinical trial of CaPre® in the US. The FDA has invited Acasti to formally request an end of phase II/pre phase III meeting to allow them to provide feedback on the submission and to address specific questions for which Acasti is seeking a buy-in and final response from the FDA. Acasti intends to do this as soon as TRIFECTA trial results are available.

Onemia®

During the year ended February 28, 2014, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

More Business Update

Also during the year ended February 28, 2014, Neptune and Acasti announced on or around September 26, 2013, the conclusion of a settlement with Rimfrost USA, LLC (Rimfrost); Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; and Bioriginal Food & Science Corp. (collectively the “Settling Olympic Respondents”) resolving the U.S. International Trade Commission’s (ITC) investigation related to infringement of Neptune’s composition of matter patents by the Settling Olympic Respondents. The investigation was instituted earlier this year in March 2013 by Neptune and Acasti in a complaint filed with the ITC. On December 17, 2013 Neptune and Acasti also announced the conclusion of a settlement with Aker BioMarine AS, Aker BioMarine Antarctic AS and Aker BioMarine Antarctic USA (collectively the “Settling Aker Respondents”) resolving the ITC investigation related to infringement of Neptune’s composition of matter patents by the Settling Aker Respondents. On December 18, 2013, Neptune and Acasti announced that the Administrative Law Judge presiding over the pending ITC investigation involving Neptune and Acasti; and Enzymotec Ltd., and Enzymotec USA, Inc. (collectively the “Enzymotec Respondents”) granted the parties’ joint motions to stay the ITC proceedings for thirty days. On or around April 27, 2014, Neptune, Acasti and Enzymotec announced the conclusion of a settlement with the Enzymotec Respondents resolving the ITC investigation related to infringement of Neptune’s composition of matter patents by the Settling Enzymotec Respondents. As of April 27, 2014, all the respondents in the ITC investigation had settled with Neptune and Acasti, and the court will proceed shortly with the closing of the file.

On November 5, 2013, Acasti announced the appointment of Reed V. Tuckson, M.D. to its Board of Directors.

On November 26, 2013, Acasti commenced an underwritten public offering of units of Acasti. On December 3, 2013 Acasti announced the closing of the offering, which concluded in the issuance of 18,400,000 units of Acasti (Public Offering Units) at a price of US$1.25 per Unit for total gross proceeds of US$23,000, each Unit consisting of one Class A share (Common Share) and one Common Share purchase warrant (Warrant) of Acasti. Each Warrant will entitle the holder to purchase one Common Share (Warrant Share) at an exercise price of US$1.50 per Warrant Share, subject to adjustment, at any time until the fifth anniversary of the closing of the offering, December 3, 2018. Neptune acquired US$741 of Public Offering Units in the offering. On February 7, 2014, Acasti announced the closing of a private a placement financing for total gross proceeds of $2,150 for 1,616,542 units of Acasti (Private Placement Units) at $1.33 per Private Placement Unit, each Private

Placement Unit consisting of one Classe A Shares (Common shares) and one Common Share purchase warrant (Private Placement Warrant). Each Private Placement Warrant entitle the holder to purchase one Common Share (Private Placement Warrant Common Share) at an exercise price of $1.60 per Private Placement Warrant Common Share, subject to adjustment, at any time until December 3, 2018. Following the offering and private placement, Neptune owned 51,942,183 Common Shares of the Corporation, representing approximately 49.1% of the Common Shares issued and outstanding. Acasti intends to allocate the proceeds from the offerings as follows: (i) approximately US$1,000 to complete its TRIFECTA trial; (ii) approximately US$2,000 to initiate and complete its PK trial; (iii) approximately US$8,000 to initiate and complete a phase III clinical trial to investigate the safety and efficacy profile of CaPre® in a patient population with very high triglycerides (>500 mg/dL); (iv) approximately US$5,000 to initiate and complete its proposed DART and CARCINO nonclinical studies; and (v) the balance for general corporate and other working capital purposes.

On December 19, 2013, Acasti announced the appointment of Jerald J. Wenker as special advisor to its Board of Directors. Mr. Wenker has also accepted the nomination for election to serve on the Corporation’s Board of Directors at the next Annual Meeting to be held in 2014, subject to shareholder approval.

Basis of presentation of the financial statements

The Corporation’s current assets as at February 28, 2014 include cash and short-term investments of $23,701, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively. The Corporation also has trade and other receivables of $919, receivable from a corporation under common control of $50, receivable from Neptune of $47, tax credits receivable for an amount of $134, inventories of $261 and prepaid expenses of $703 as at February 28, 2014. The Corporation’s liabilities at February 28, 2014 are comprised primarily of amounts due to creditors of $1,171 as well as derivative warrant liabilities of $11,181, which represents the fair value as of February 28, 2014, of the warrants issued to the Corporation’s public offering participants. The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.61 per warrant as at February 28, 2014. The fair value of the Warrants will be re-evaluated at each reporting date. Changes in the fair value of the Warrants are recognized in finance costs. The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from Neptune, issuance of warrants, rights and options and research tax credits. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

SELECTED FINANCIAL INFORMATION

(In thousands of dollars, except per share data)

	Three-month periods ended			Years ended
	February 28, 2014	February 28, 2013	February 29, 2012	February 28, 2014	February 28, 2013	February 29, 2012
	$	$	$	$	$	$
Revenue from sales	201	49	10	501	724	10
Adjusted EBITDA(1)	(977)	(1,373)	(870)	(5,584)	(4,397)	(4,524)
Net loss and comprehensive loss	(2,553)	(1,952)	(1,547)	(11,612)	(6,892)	(6,501)
Basic and diluted loss per share	(0.02)	(0.03)	(0.02)	(0.14)	(0.09)	(0.10)
Total assets	45,632	12,170	15,729	45,632	12,170	15,729
Working capital(2)	24,646	3,413	7,597	24,646	3,413	7,597
Total non-current financial liabilities	11,181	—	—	11,181	—	—
Total equity	33,280	9,724	14,469	33,280	9,724	14,469
Book value per Class A share(3)	0.31	0.13	0.20	0.31	0.13	0.20

(1)	The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements; a reconciliation to the Corporation’s net loss is presented below.
(2)	The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.
(3)	The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting interest income. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF ADJUSTED EBITDA

(In thousands of dollars, except per share data)

	Three-month periods ended			Years ended
	February 28, 2014 $	February 28, 2013 $	February 29, 2012 $	February 28, 2014 $	February 28, 2013 $	February 29, 2012 $
Net loss	(2,553)	(1,952)	(1,547)	(11,612)	(6,892)	(6,501)
Add (deduct)
Finance costs	1,073	1	3	1,626	3	9
Interest Income	(7)	(12)	(13)	(32)	(47)	(43)
Depreciation and amortization	435	166	167	1,774	665	668
Stock-based compensation	838	453	519	3,442	1,917	1,321
Foreign exchange (gain) loss	(763)	(29)	1	(782)	(43)	22

Adjusted EBITDA	(977)	(1,373)	(870)	(5,584)	(4,397)	(4,524)

SELECTED QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal year ended February 28, 2014

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	501	6	266	28	201
Adjusted EBITDA(1)	(5,584)	(1,270)	(1,763)	(1,574)	(977)
Net loss	(11,612)	(1,965)	(3,238)	(3,856)	(2,553)
Basic and diluted loss per share	(0.14)	(0.03)	(0.04)	(0.05)	(0.02)

Fiscal year ended February 28, 2013

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	724	14	237	424	49
Adjusted EBITDA(1)	(4,397)	(923)	(1,053)	(1,048)	(1,373)
Net loss	(6,892)	(1,576)	(1,752)	(1,611)	(1,953)
Basic and diluted loss per share	(0.09)	(0.02)	(0.02)	(0.02)	(0.03)

Fiscal year ended February 29, 2012

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	10	—	—	—	10
Adjusted EBITDA(1)	(4,524)	(702)	(1,260)	(1,692)	(870)
Net loss	(6,501)	(1,023)	(1,724)	(2,207)	(1,547)
Basic and diluted loss per share	(0.10)	(0.02)	(0.03)	(0.03)	(0.02)

(1)	The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements, a reconciliation to the Corporation’s net loss is presented above.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 28, 2014, FEBRUARY 28, 2013 AND FEBRUARY 29, 2012

Revenues

The Corporation generated revenues from sales of $201 from the commercialization of Onemia®, its medical food product, during the three-month period ended February 28, 2014. The Corporation generated revenue from sales of $49 during the corresponding period in 2013. The Corporation generated revenue from sales of $10 during the corresponding period in 2012.

The Corporation generated revenues from sales of $501 from the commercialization of Onemia®, its medical food product, during the year ended February 28, 2014, a decrease of $223 form the revenues of $724 generated during corresponding period of 2013. The revenues were generated from a distribution agreement the

Corporation entered into with a U.S. distributor specializing in medical food, as well as from sales made directly to customers in the United States. The Corporation generated revenue from sales of $10 during the corresponding period in 2012. Acasti relies on a limited number of distributors/clients, therefore, revenues from sales may vary significantly from period to period.

Gross Profit

Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended February 28, 2014 amounted to $77 representing a gross profit margin of 38%, slightly below the Corporation’s target range for its gross profit margin of 40% to 60%. The Corporation realized a gross profit of $12 representing a gross profit margin of 24% during the three-month period ended February 28, 2013. The Corporation realized a gross profit of $5 representing a gross profit margin of 51% during the three-month period ended February 29, 2012.

The gross profit for the year ended February 28, 2014 amounted to $209 representing a gross profit margin of 42%, which is in the Corporation’s target range for its gross profit margin. The Corporation realized a gross profit of $318 representing a gross profit margin of 44% during the year ended February 28, 2013. The Corporation realized a gross profit of $5 representing a gross profit margin of 51% during the year ended February 29, 2012.

The gross margin for the year ended February 28, 2014 was in the lower range of the Corporation’s target range for its gross profit margin because of the increased cost of raw material the Corporation incurred following Neptune’s interruption of production.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the Three-month periods and years ended February 28, 2014, February 28, 2013 and February 29, 2012

General and administrative expenses	Three-month periods ended			Years ended
	February 28, 2014	February 28, 2013	February 29, 2012	February 28, 2014	February 28, 2013	February 29, 2012
	$	$	$	$	$	$
Salaries and benefits	323	158	314	990	912	960
Stock-based compensation	641	327	515	2,841	1,462	1,049
Professional fees	98	231	-14	492	527	276
Royalties	—	173	75	228	450	258
Amortization and depreciation	435	166	167	1,774	665	668
Sales and marketing	2	11	65	16	131	154
Investor relations	54	4	19	188	31	34
Rent	25	9	9	100	54	36
Other	36	8	24	83	57	94

TOTAL	1,614	1,087	1,174	6,712	4,289	3,529

Research and development expenses	Three-month periods ended			Years ended
	February 28, 2014	February 28, 2013	February 29, 2012	February 28, 2014	February 28, 2013	February 29, 2012
	$	$	$	$	$	$
Salaries and benefits	54	163	195	457	684	682
Stock-based compensation	197	126	4	601	455	272
Contracts	503	816	532	3,081	2,030	2,348
Regulatory expenses	32	1	-31	141	68	—
Professional fees	35	6	53	214	67	55
Other	11	18	20	73	75	201
Tax credits	(118)	(212)	(386)	(270)	(370)	(453)

TOTAL	714	918	387	4,297	3,009	3,105

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

Adjusted EBITDA increased by $396 for the three-month period ended February 28, 2014 to $(977) compared to $(1,373) for the three-month period ended February 28, 2013, mainly due to the decrease in general and administrative and research and development expenses before consideration of stock-based compensation and amortization and depreciation as well as due to an increase in gross profit. The decrease in general and administrative expenses is mainly attributable to decreases in professional fees and royalties, offset by an increase in salaries and benefits. The decrease in research and development expenses is mainly attributable to decreases in salaries and benefits and contract expenses related to the Corporation’s clinical trials and regulatory expenses.

Adjusted EBITDA decreased by $504 for the three-month period ended February 28, 2013 to $(1,373) compared to $(870) for the three-month period ended February 29, 2012, mainly due to increases in administration and research and development expenses before consideration of stock-based compensation and amortization and depreciation. The increase in administration expense is mainly due to increases in professional fees and royalties payable to the parent corporation, principally offset by decreases in salaries and benefits and sales and marketing expenses. Royalties to Neptune was to be expensed until the royalty prepayment agreement was approved by the Corporation’s shareholders. The prepayment agreement was subject to the approval of the disinterested shareholders of the Corporation at the annual meeting in June 2013. The increase in research and development expenses is mainly attributable to the increase in contracts expenses related to the Corporation’s clinical trials as well as to the decrease in tax credits, principally offset by decreases in professional fees and salaries and benefits.

Adjusted EBITDA decreased by $1,187 for the year ended February 28, 2014 to $(5,584) compared to $(4,397) for the year ended February 28, 2013, mainly due to the increase in research and development expenses, before consideration of stock-based compensation and amortization and depreciation, and decrease in gross profit. The increase in research and development expenses is mainly attributable to increases in contract expenses related to the Corporation’s clinical trials.

Adjusted EBITDA improved by $131 for the year ended February 28, 2013 to $(4,397) compared to $(4,524) for the year ended February 29, 2012, mainly due to the increase in revenues (see Revenues and Gross Profit sections) and decrease in research and development expenses (before consideration of stock-based compensation), offset by the increase in administration expenses (before consideration of stock-based compensation and amortization and depreciation). The decrease in research and development expenses is mainly attributable to decreases in contract expenses related to the Corporation’s clinical trials and equipment and laboratories analysis, principally offset by the increase in regulatory expenses and a decrease in tax credits. The increase in administrative expenses is mainly attributable to increases in professional fees and in royalties payable to the parent corporation.

Net Loss

The Corporation realized a net loss for the three-month period ended February 28, 2014 of $2,553 or $0.02 per share compared to a net loss of $1,952 or $0.03 per share for the three-month period ended February 28, 2013. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, following the increase in the Corporation’s license asset as a result of the prepayment agreement with Neptune, stock-based compensation expenses, related to the grant of stock options and restricted share units, and finance costs related to the Corporation’s financing closed on December 3, 2013 and the increase in value of the derivative warrant liabilities, principally offset by the foreign exchange gain over the period.

The Corporation realized a net loss for the three-month period ended February 28, 2013 of $1,952 or $0.03 per share compared to a net loss of $1,547 or $0.02 per share for the three-month period ended February 29, 2012. These results are mainly attributable to the factors described above in the Revenues and Adjusted EBITDA sections.

The Corporation realized a net loss for the year ended February 28, 2014 of $11,612 or $0.14 per share compared to a net loss of $6,892 or $0.09 per share for the year ended February 28, 2013. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, following the increase in the Corporation’s license asset as a result of the prepayment agreement with Neptune, stock based compensation expenses related to the grant of stock options and restricted share units, finance costs related to the Corporation’s financing that closed on December 3, 2013 and the increase in value of the derivative warrant liabilities, principally offset by the foreign exchange gain over the period.

The Corporation realized a net loss for the year ended February 28, 2013 of $6,892 or $0.09 per share compared to a net loss of $6,501 or $0.10 per share for the year ended February 29, 2012. These results are mainly attributable to the factors described above in the Revenues and Adjusted EBITDA sections and by the increase in the stock-based compensation expense of $596, principally as a result of additional stock option grants during the year.

Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
Class A shares, voting, participating and without par value	105,862,179	73,107,538	72,636,888
Stock options granted and outstanding	4,911,000	5,216,250	3,347,500
Restricted Shares Units granted and outstanding	775,001	—	—
Series 4 warrants exercisable at $0.25 until October 8, 2013	—	5,432,350	5,785,500
Series 6 & 7 warrants exercisable at $1.50 until February 10, 2015	750,000	750,000	750,000
Seires 8 warrants exercisable at $1.50 USD, until December 3, 2018	18,400,000	—	—
Series 9 warrants exercisable at $1.60, until December 3, 2018	1,616,542	—	—

Total fully diluted shares	132,314,722	84,506,138	82,519,888

CASH FLOWS AND FINANCIAL CONDITION BETWEEN THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 28, 2014, FEBRUARY 28 2013 AND FEBRUARY 29, 2012

Operating Activities

During the three-month periods ended February 28, 2014, February 28, 2013 and February 29, 2012, the Corporation’s operating activities generated a decrease in liquidity of $4,616, an increase of $60 and a decrease of $1,263, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended February 28, 2014 amounted to an decrease of $3,654 and is mainly due to increases in trade and other receivables ($447), in prepaid expenses ($377), as well as to decreases in trade and other payables ($428), in payable to parent corporation ($2,490) in royalties payable to parent corporation ($337), principally offset by decreases in tax credit receivable ($352) and inventories ($119). The net changes in non-cash operating working capital items for the three-month period ended February 28, 2013, amounted to an increase of $1,427 and is mainly due to decreases in trade and other receivables ($670) and tax credits receivable ($310) as well as increases in payable to parent corporation ($378) and royalties payable to parent corporation ($198), principally offset by a decrease in trade and other payables ($189). The net changes in non-cash operating working capital items for the three-month period ended February 29, 2012, amounted to a decrease of $402 and are mainly due to increases in tax credits receivable ($392) and inventories ($88), as well as to the decrease royalties payable to parent corporation ($261), principally offset by increases in trade and other payables ($266) and payable to parent corporation ($72).

During the years ended February 28, 2014, February 28, 2013 and February 29, 2012, the Corporation’s operating activities generated decreases in liquidity of $6,697, $2,549 and $5,615, respectively, consisting of the net loss incurred for the year adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the year ended February 28, 2014 amounted to a decrease of $1,127 and is mainly due to increases in trade and other receivables ($469) and prepaid expenses ($687) as well as to decreases in payable to parent corporation ($417) and royalties payable to parent corporation ($134), principally offset by a decrease in tax credits receivables ($201) and an increase in trade and other payables. The net changes in non-cash operating working capital items for the year ended February 28, 2013, amounted to an increase of $1,836 and is mainly due to decreases in tax credit receivable ($255) and inventories ($377) as well as decreases in payable to parent corporation ($996) and royalties payable to parent corporation ($480), principally offset by an increase in trade and other payables ($289). The net changes in non-cash operating working capital items for the year ended February 29, 2012, amounted to a decrease of $1,078 and are mainly due to increases in inventories ($599), tax credits receivable ($349) and trade and other receivables ($250), as well as the decrease in payable to parent corporation ($221) and royalties payable to parent corporation ($79), principally offset by an increase in trade and other payables ($485).

Investing Activities

During the three-month periods ended February 28, 2014, February 28, 2013 and February 29, 2012, the Corporation’s investing activities generated an decrease in liquidities of $22,202 and increases in liquidities of $168 and $750, respectively. The decrease in liquidity generated by investing activities during the three-month period ended February 28, 2014 is mainly due to the acquisition of short-term investments of $22,396, principally offset by the maturity of short-term investments of $250. The increase in liquidity generated by investing activities during the three-month period ended February 28, 2013 is mainly due to the maturity of short-term investment of $250, offset by the acquisition of intangible assets of $83. The increase in liquidity generated by investing activities during the three-month period ended February 29, 2012 is mainly due to the maturity of short-term investment of $750.

During the years ended February 28, 2014, February 28, 2013 and February 29, 2012, the Corporation’s investing activities generated a decrease in liquidities of $19,446 in 2014, an increase in liquidities of $1,899 in 2013, and a decrease in liquidities of $2,992 in 2012. The decrease in liquidity generated by investing activities during the year ended February 28, 2014 is mainly due to the acquisition of short-term investments of $25,396, principally offset by the maturity of short-term investments of $6,000. The increase in liquidity generated by investing activities during the year ended February 28, 2013 is mainly due to the maturity of short-term investment of $2,000, offset by the acquisition of intangible assets of $103. The decrease in liquidity generated by investing activities during the year ended February 29, 2012 is mainly due to the acquisition of short-term investments of $7,500, principally offset by the maturity of short-term investments of $4,500.

Financing Activities

During the three-month periods ended February 28, 2014, February 28, 2013 and February 29, 2012, the Corporation’s financing activities generated increases in liquidities of $24,023 $185, and $1,981, respectively. The increase in liquidities generated from financing activity during the three-month periods ended February 28, 2014 resulted mainly from the net proceeds from a public offering of $21,953 and net proceeds from a private placement of $2,068. The increase in liquidities generated from financing activity during the three-month periods ended February 28, 2013 resulted mainly from proceeds from exercise of warrants and options of $185. The increase in liquidities generated from financing activity during the three-month period ended February 29, 2012 resulted mainly from the net proceeds from private placement of $1,979.

During the years ended February 28, 2014, February 28, 2013 and February 29, 2012, the Corporation’s financing activities generated increases in liquidities of $24,963, $227 and $9,884, respectively. The increase in liquidities generated from financing activity during the year ended February 28, 2014 resulted mainly from the net proceeds from a public offering of $21,953, net proceeds from a private placement of $2,068 and proceeds from exercise of warrants and options of $972. The increase in liquidities generated from financing activity during the years ended February 28, 2013 resulted mainly from proceeds from exercise of warrants and options of $229. The increase in liquidities generated from financing activity during the year ended February 29, 2012 resulted mainly from net proceeds from exercise of rights of $7,850, net proceeds from private placement of $1,979 and proceeds from exercise of warrants and options of $64.

Overall, as a result, the Corporation’s cash decreased by $521 and decreased by $393, respectively, for the years ended February 28, 2014 and 2013. Total liquidities as at February 28, 2014, comprised of cash and short-term investments, amounted to $23,701. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations primarily through public offering and private placement of common shares, proceeds from the exercise of rights, options and warrants, as well as research tax credits. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products. As a result of proceeds received from the public offering of 18,400,000 Public Offering Units of Acasti, the Corporation has sufficient capital to operate over the next twelve months and beyond, and therefore, the going concern material uncertainty has been removed as the Corporation expects to be in a position to realize its assets and discharge its liabilities in the normal course of business.

Financial Position

The following table details the significant changes to the statements of financial position as at February 28, 2014 compared to February 28, 2013:

Accounts	Increase/(Decrease)	Comments
Cash	(521)	See cash flow statement
Short-term investments	19,446	Acquisition of short-term investments with proceeds from public offering
Trade and other receivables	469	Slow receivables payment
Tax credits receivable	(201)	Tax credit reimbursement received
Prepaid expenses	687	Increases in advance payments
Intangible assets	13,485	Acquisition of royalty free license
Trade and other payables	464	Increase in amount owed related to research contracts and finance costs
Payable to parent corporation	(1,211)	Reimbursement of amounts owed to parent corporation
Royalties payable to parent corporation	(529)	Adjustment for royalty prepayment and payment of royalties owed
Derivative warrant liabilities	(11,181)	Warrants issued in public offering

License Agreement

The Corporation was initially committed under the License Agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of Acasti’s gross margin; and (b) 20% of revenues from sub-licenses granted by Acasti to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. In addition, the License Agreement provided for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50; year 3 - $200; year 4 - $225 (initially $300, but reduced to $225 following Acasti’s abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 - $700; and year 6 and thereafter - $750. Minimum royalties are based on contract years based on the effective date of the License Agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license. The value of the prepayment, determined with the assistance of outside valuation specialists, using the pre-established formula set forth in the License Agreement, and adjusted to reflect the royalties of $395 accrued from December 4, 2012 to July 12, 2013, amounts to approximately $15,130. The prepayment and accrued royalties were paid on July 12, 2013 through the issuance of 6,750,000 Class A shares of Acasti, issued at a price of $2.30 per share, totalling $15,525, upon the exercise of a warrant delivered to Neptune upon signing of the prepayment agreement and following the approvals of the Corporation’s disinterested shareholders and the TSX Venture Exchange. The Corporation no longer has royalty payment commitments under the License Agreement.

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements. As of February 28, 2014, the Corporation’s liabilities are $12,352, of which $1,171 is due within twelve months and $11,181 relates to a derivative warrant liability that will be settled in shares and thus is excluded from the table below.

A summary of Acasti’s contractual obligations at February 28, 2014 is as follows:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	Greater than 5 years
	$	$	$	$	$
Payables	1,171	1,171	—	—	—
Research and development contracts	1,351	1,351	—	—	—

Total	2,522	2,522	—	—	—

Significant commitments as of February 28, 2014 include:

Research and development agreements

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $5,171, of which an amount of $3,559 has been paid to date. As at February 28, 2014, an amount of $261 is included in ‘‘Trade and other payables’’ in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $1,812 during the year ended February 28, 2014 ($1,038 for administrative costs, $546 for research and development costs and 228 for royalties), $2,072 during the year ended February 28, 2013

($943 for administrative costs, $678 for research and development costs and $450 for royalties) and $1,939 during the year ended February 29, 2012 ($950 for administrative costs, $732 for research and development costs and $258 for royalties). These transactions are in the normal course of operations. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payables to parent corporation had no specified maturity date for payment or reimbursement and did not bear interest.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation. See note 5 to the financial statements for disclosures of key management personnel compensation.

On December 4, 2012, the Corporation entered into a prepayment agreement with Neptune as detailed under “Financial Position”.

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the identification of triggering events indicating that intangible assets might be impaired and the use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (See Related Party Transactions section above) and the measurement derivative warrant liabilities (note 11 to the financial statements) and of stock-based compensation (note 14 to the financial statements). Also, the management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Impairment of non-financial assets

The carrying value of the Corporation’s license asset is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The identification of impairment indicators and the estimation of recoverable amounts require the use of judgment.

Derivative warrant liabilities

The warrants forming part of the Units issued from the current year’s public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The derivative warrant liabilities are required to be measure at fair value at each reporting date with changes in fair value recognized in earnings. The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with the estimated life of the instrument, it is estimated using historical volatility of comparable corporations. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation

The Corporation has a stock-based compensation plan, which is described in note 14 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument. Expected volatility is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of the option, it is estimated using historical volatility of comparable corporations. The expected life of the instrument is estimated based on historical experience and general holder behavior. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation with the offset to contributed surplus reflecting Neptune’s contribution to the Corporation.

Tax credits

Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Recently Adopted Accounting Policies

On March 1, 2013, the Corporation adopted the following new accounting standard issued by the IASB: IFRS 13, Fair Value Measurement, replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The application of the IFRS 13 did not have a material impact on the financial statements.

Future Accounting change

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2014, and have not been applied in preparing these financial statements. IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

Financial Instruments

Credit Risk

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting year.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2014, the Corporation has eight trade debtors (seven in 2013). Most sales’ payment terms are set in accordance with industry practice. One customer represents 100% (one customer represented 97% as at February 28, 2013) of total trade accounts included in trade and other receivables as at February 28, 2014.

Most of the Corporation’s customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers’ credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer’s maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation’s low credit loss experience will continue.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to earnings unless the loss has been provided for in prior years, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2014 and February 28, 2013 were as follows:

	2014	2013
Current	$196	$—
Past due 0-30 days	—	—
Past due 31-120 days	24	175
Past due 121-180 days	178	3

Trade receivables	398	178

Less allowance for doubtful accounts	(3)	(3)

	$395	$175

The allowance for doubtful accounts is for customer accounts over 121 days past due. There was no movement in allowance for doubtful accounts in respect of trade receivables during the year ended February 28, 2014.

Currency risk

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation’s operating results.

All of the Corporation’s revenues are in US dollars. A portion of the expenses, mainly related to research contracts, is made in US dollars. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 28, 2014	February 28, 2013
	US$	US$
Cash	361	685
Short-term investments	15,505	—
Trade and other receivables	398	178
Trade and other payables	(260)	(82)

	16,004	781

The following exchange rates are those applicable to the following periods and dates:

	February 28, 2014		February 28, 2013
	Average	Reporting	Average	Reporting
US$ per CAD	1.0466	1.1074	1.0098	1.0314

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net profit as follows, assuming that all other variables remained constant:

	February 28, 2014	February 28, 2013
	US$	US$
Increase in net profit	806	39

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at February 28, 2014 and 2013 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation’s operating budgets, and reviews the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 28, 2014 and 2013:

	February 28, 2014
Required payments per year	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$1,171	$1,171		$1,171	$—

The Derivative warrant liabilities are excluded from the above table as they will be settled in shares and not by the use of liquidities.

	February 28, 2013
Required payments per year	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$707	$707	$707	$—	$—
Payable to parent corporation	1,210	1,210	1,210	—	—
Royalties payable to parent corporation	529	529	529	—	—

	$2,446	$2,446	$2,446	$—	$—

Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. Neptune also maintains a quality-assurance process that is “Quality Management Program” certified by the Canadian Food Inspection Agency and has obtained GMP accreditation from Health Canada.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth each director’s name, province and country of residence, his/her principal occupation, including the committees of our board of directors (the “Board”) and the year in which he or she first became a director as of February 28, 2014. All members of the Board will hold their positions as directors until our next annual meeting of shareholders.

Name, Province and Country of Residence	Principal Occupation	Position Within the Corporation	First Year as a Director of the Corporation
Henri Harland(3)(4) Québec, Canada	President, Secretary and Chief Executive Officer of Acasti(4)	Director and President, Secretary and Chief Executive Officer(4)	2008

Ronald Denis (1,2,3) Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Independent Director and Chairman of the Board	2008

Valier Boivin (1,2,3) Québec, Canada	President VMCAP Inc.	Independent Director	2013

Jean-Claude Debard (1,2,3) Saint Ouen l’Aumône, France	President of M Motors Automobiles France	Independent Director	2013

Name, Province and Country of Residence	Principal Occupation	Position Within the Corporation	First Year as a Director of the Corporation
Harlan W. Waksal(3) New York, United States	Vice-President, Business and Scientific Affairs of the Corporation	Vice-President, Business and Scientific Affairs	2013

Reed V. Tuckson Washington, United States	Managing Director, Tuckson Health Connections, LLC	Independent Director	2013

Notes:

(1)	Member of the Audit Committee of the Corporation
(2)	Member of the Compensation Committee of the Corporation
(3)	Member of the Corporate Governance Committee of the Corporation
(4)	Mr. Harland resigned as President and Chief Executive Officer of Neptune as well as President, Secretary and Chief Executive Officer of Acasti on April 28, 2014.

Following are brief biographies of our directors:

Henri Harland – Director

Mr. Henri Harland is an Actuary and holds a MBA (Finance) from Laval University. Mr. Henri Harland has been a director of the Corporation since 2008, and also served as the President, Secretary and Chief Executive Officer from 2008 until April 2014. Mr. Harland was also the President and Chief Executive Officer of Neptune from the date of Neptune’s incorporation on October 9, 1998 until April 28, 2014. He is the founder of the Corporation and has been involved in the krill research project since 1991. For more than ten years he has also held the position of President and Chief Executive Officer of Groupe Conseil Harland Inc., a financial engineering group. Previously, he acted as an independent financial consultant guiding companies from different industrial sectors in both North America and Europe in their capital restructure, financing and business development. Mr. Harland is the father of Xavier Harland, Acasti’s Chief Financial Officer.

Dr. Ronald Denis - Chairman of the Board and Director

Dr. Ronald Denis is Chairman of the Board and has been a Director of the Corporation since 2008. His principal occupation is Chief of Surgery and Co-Director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal. Also, since 1987, Dr. Denis has been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Mr. Valier Boivin – Director

Mr. Valier Boivin holds a bachelor’s degree in Economic and Administrative Sciences (UQAC-1973), a master’s degree in Taxation (Université de Sherbrooke, 1978) and a law degree (Université de Montréal, 1985). Furthermore, he is a member of the “Barreau du Québec” since 1986 and the “Ordre des comptables agréés du Québec” since 1974. He held the position of Professor at the Université du Québec à Chicoutimi until 1978 and then joined the master’s degree in taxation program as Professor, at the Université de Sherbrooke until 1987. Founder (in 1987) of Boivin O’Neil, s.e.n.c., he practices business law. Specialized in Mergers & Acquisitions and corporate financing, he acts as legal and strategic counsel to many private and public companies. Since January 2009, he is President of the regional economic intervention fund, FIER Ville-Marie L.P. Mr. Boivin is also socially involved with various professional associations, non-profit organizations and charitable foundations.

Jean-Claude Debard – Director

Mr. Jean-Claude Debard has been President of M Motors Automobiles France, Subaru France, Daihatsu France, SsangYong France since 2012 and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has served on the Oversight Committee of Holding (SERGESA), SsangYong France and Hyundai Finances. Mr. Debard also has a graduate degree in Management and Strategic Management.

Dr. Harlan W. Waksal – Director and Vice-President, Business and Scientific Affairs

Dr. Harlan W. Waksal. is the Vice-President, Business and Scientific Affairs at the Corporation. Dr. Waksal is a retired physician, he received his B.A. from Oberlin College and M.D. from Tufts University School of Medicine, and his post graduate training in Internal Medicine and in Pathology. In addition, he conducted research in immunology at the Weizmann Institute of Science. Dr. Waksal was a founder of Imclone Systems Incorporated, a New York based pharmaceutical company specializing in developing new treatment for various forms of cancer. He served as the Chief Operating Officer and member of the board of directors from 1986 until 2001 and as President/Chief Executive Officer from 2001 until 2002. During his tenure, he was responsible for building the scientific and operation infrastructure of the company. Dr. Waksal is the author of over 50 scientific publications and has also authored multiple patents and patent applications. Dr. Waksal currently serves on the boards of the Oberlin College, Senesco Technologies, Inc. He also serves on the Advisory Board of Northern Rivers Funds.

Reed V. Tuckson, M.D. – Director

Dr. Tuckson is a graduate of Howard University, Georgetown University School of Medicine, and the Hospital of the University of Pennsylvania’s General Internal Medicine Residency and Fellowship Programs, where he was also a Robert Wood Johnson Foundation Clinical Scholar studying at the Wharton School of Business. Dr. Tuckson is currently the Managing Director of Tuckson Health Connections, LLC, a health and medical care consulting business. Previously, he served a long tenure as Executive Vice President and Chief of Medical Affairs for UnitedHealth Group, a Fortune 25 health and well-being company. Dr. Tuckson is member of the Advisory Committee to the Director of the National Institutes of Health and is also an active member of the Institute of Medicine of the National Academy of Sciences. He also serves on the Boards of the American Telemedicine Association, Howard University and Cell Therapeutics Inc., a public corporation.

Other than information with respect to Mr. Waksal, our Vice-President, Business and Scientific Affairs, which is found in the table above regarding information about our directors, the following table sets forth each member of our senior management’s name, province and country of residence and his/her principal occupation.

Name, Province and Country of Residence	Principal Occupation	Position Within the Corporation
Xavier Harland Québec, Canada	Chief Financial Officer of the Corporation	Chief Financial Officer
Pierre Lemieux Québec, Canada	Chief Operating Officer of Acasti	Chief Operating Officer
Tina Sampalis Québec, Canada	Chief Global Strategy Officer of the Corporation	Chief Global Strategy Officer

Following are brief biographies of our senior managers:

Mr. Xavier Harland – Chief Financial Officer

Mr. Xavier Harland joined the Corporation as Chief Financial Officer on in March of 2011. He graduated from Laval University in Actuarial Science in 2003. He is also a CFA charter holder since 2007 and FRM holder since 2006. Xavier Harland was the Director of Finance for Neptune from 2004 to 2011. Mr. Harland works full time for the Neptune group, which also includes NeuroBioPharm, Acasti’s sister company. Mr. Harland is the son of Henri Harland, one of Acasti’s directors and the former President, Secretary and Chief Executive Officer of Acasti and Neptune.

Dr. Pierre Lemieux Ph.D. – Chief Operating Officer

Dr. Pierre Lemieux has been the Chief Operating Officer of the Corporation since April 12, 2010. He holds a post-doctoral degree in Oncology from the Health Science Center, University of Texas (San Antonio), USA, and a PhD in biochemistry from Laval University, Canada, jointly with University of Nottingham, England. Prior to joining the Corporation, Dr. Lemieux was the President, Chief Executive Officer and the chairman of the board as well as being the founder of Technologie Biolactis Inc., a late-stage biotechnology company specialized in the valorization of proteins to better serve the nutraceutical, cosmetic and pharmaceutical industries.

Dr. Tina Sampalis M.D., Ph.D. – Chief Global Strategy Officer

Dr. Tina Sampalis is the Chief Global Strategy Officer of the Corporation. Dr. Sampalis is an Oncology Surgeon, trained in Physiology at McGill University, Medicine at the University of Patras (Greece), Dermatology at Göttingen University (Germany) and Marselisborg University (Denmark), Pediatric, General and Oncology Surgery at the University of Athens (Greece), graduate training (PhD) in Surgical Research at the University of Athens and a second PhD in Epidemiology and Experimental Surgery at McGill University. Between May 2000 and June 2007, she held the position of Vice-President of Research and Business Development at Neptune and since June 2007 the position of Chief Scientific Officer of the Corporation. She ceased to occupy these positions following her nomination as Chief Global Strategy Officer for Neptune and Acasti, which was announced on May 25, 2012.

B.	Compensation

Director Compensation

For the financial year ended on February 28, 2014, Mr. Henri Harland (the Corporation’s President, Secretary and Chief Executive Officer until April 28, 2014) did not receive any compensation by the Corporation in his capacity as director and was not considered by the Board as being “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Dr. Harland Waksal (Vice-President, Business and Scientific Affairs of Acasti) was also not considered by the Board as being “independent”. On November 5, 2013, the Board appointed Dr. Reed V. Tuckson as board member.

The compensation paid to our directors is a combination of meeting fees, annual compensation, stock options and warrant-based awards. In addition to acting as directors of the Corporation, Mr. Henri Harland, Dr. Ronald Denis, Mr. Valier Boivin, Dr. Waksal and Dr. Tuckson, also occupied the position of executive officer and/or director of Neptune and were remunerated by Neptune in those capacities. During the term expiring at the conclusion of the next annual meeting, the Corporation intends to appoint at least one additional member who is not a director of Neptune to its Board. For a description of the compensation paid to the directors of the

Corporation who rendered services to Neptune or other subsidiaries of Neptune during the financial year ended February 28, 2014, we refer you to Neptune’s management proxy circular dated May 22, 2014 available on SEDAR at www.sedar.com (the “Neptune Circular”).

For the financial year ended on February 28, 2014, Mr. Henri Harland only received compensation from the Corporation in his capacity as President, Secretary and Chief Executive Officer of the Corporation. Accordingly, for all the information relating to Mr. Henri Harland’s compensation, please refer to the Named Executive Officer section of this Form 20-F below.

Summary Compensation Table: Attendance Fees for Independent Directors

The total compensation and fees paid to our independent directors during the financial year ended on February 28, 2014 are set out in the following tables:

	Ronald Denis(1) ($)	Valier Boivin(2) ($)	Jean-Claude Debard ($)	Reed V. Tuckson(3) ($)
Annual fixed compensation(4)	10,000	10,000	10,000	10,000
Fee for Director, per Board meeting attended	1,000	1,000	1,000	1,000
Fee for Directors, per Board meeting attended by way of conference call	500	500	500	500
Fee for Member Committee, per Board Committee meeting attended	1,000	1,000	1,000	1,000

(1)	Chairman of the Board of Directors and of the Governance Committee of the Corporation.
(2)	Chairman of the Audit and Compensation Committees of the Corporation.
(3)	Dr. Tuckson was appointed on the Board of Directors of the Corporation and Acasti on November 5, 2013.
(4)	Board members accepted a temporary 20% reduction of their annual fixed compensation from March 1, 2013 until November 30, 2013.

The total compensation paid to our directors during the financial year ended on February 28, 2014 is set out in the following table:

Name	Financial Year Ended February 28 / 29	Fees earned ($)	Share-Based Awards ($)(1)(2)	Option/ call – option / warrant- based awards(1)(2) ($)	All other compensation(3)(4) ($)	Total ($)
Ronald Denis(5)	2014 2013 2012	14,000 24,750 22,500	57,800 — —	91,546 60,493 62,760	— — —	163,346 85,243 85,260
Valier Boivin	2014	12,500	28,900	91,546	—	132,946
Jean-Claude Debard	2014	10,500	28,900	61,031	—	100,431
Reed V. Tuckson(6)	2014	3,500	—	25,989	—	29,489

(1)	The Corporation has adopted the IFRS 2 Share-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, option exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(2)	For the period ended on February 28, 2014, the fair market value of the June 27, 2013 share-based awards is based on a fair value of $2.89 per restricted share unit (“RSU”). 20,000 RSU were granted to Dr. Denis and 10,000 RSU were granted respectively to Mr. Boivin and Mr. Debard.

For the period ended on February 28,2014, the fair market value of the June 21, 2013 Acasti call-option based awards granted by Neptune is based on a fair value of $1.22 per Acasti call-option granted for Mr. Ronald Denis, Mr. Valier Boivin and Mr. Jean-Claude Debard.
For the period ended on February 28, 2014, the fair market value of the December 19, 2013 option-based award granted to Mr. Reed Tuckson is based on a fair value of $0.35 per option.
For the period ended February 28, 2013, the fair market value of the option-based awards is based on a fair value of $1.21 per option granted to all directors for the April 11, 2012 awards; for the period ended on February 29, 2012, the fair market value of the option-based awards is based on a fair value of $0.84 per option granted to all directors for the June 16, 2011 awards.
(3)	The directors do not receive pension benefits, perquisites or other annual compensation.
(4)	The value of the perquisites and other personal benefits received by these directors did not total an aggregate value of $50,000 or more, and does not represent more than 10% of the compensation paid during 2014, 2013 or 2012.
(5)	Chairman of the Board.
(6)	Dr. Tuckson was appointed on the Board of Directors of the Corporation on November 5, 2013.

Outstanding Share-Based, Option-Based and Warrant-Based Awards for Directors

The following tables provide information on the number and value of the outstanding share-based, option-based and warrant-based awards held by our non-executive directors at the end of the financial year ended February 28, 2014.

Share-Based Awards

Non-Executive Directors’ Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (*)	Market or payout value of vested share-based awards that have not paid-out or distributed ($)
Ronald Denis	16,667	23,500	N/A
Valier Boivin	6,667	9,400	N/A
Jean-Claude Debard	6,667	9,400	N/A
Reed V. Tuckson	Nil	Nil	Nil

(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX-V of $1.41 on February 28, 2014.

Option-Based Awards(1)

Name / Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(*)
Ronald Denis
April 11, 2012	50,000	2.10	April 11, 2015	—
June 16, 2011	75,000	1.40	June 16, 2016	750
October 8, 2008	25,000	0.25	October 8, 2018	29,000
Jean-Claude Debard
July 14, 2009	25,000	0.25	July 14, 2019	29,000
Reed Tuckson
December 19, 2013	75,000	2.10	December 19, 2016	—

(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX-V of $1.41 on February 28, 2014.
(1)	On June 21, 2013, Neptune granted call-option based awards to independent directors of the Corporation, namely, Dr. Denis, Mr. Debard and Mr. Boivin. Dr. Denis and Mr. Boivin were each granted call-options for 75,000 Class A Shares of the Corporation and Mr. Debard was granted call-options for 50,000 Class A Shares of the Corporation, such call-options having a call-option exercise price of $3.00 and a call option expiration date of June 21, 2017. For additional information, please refer to the “Outstanding Share-Based, Option-Based, Call-Option-Based, and Warrant-Based Awards for Directors – Call-Option Based Awards” section in the management information circular of Neptune dated May 22, 2014 which can be found on SEDAR at www.sedar.com.

Warrant-Based Awards

Our non-executive directors did not have any warrant-based awards issued to them by the Corporation during the financial year ended February 28, 2014 and did not hold any warrant-based awards at the end of the financial year ended February 28, 2014.

The Corporation’s share-based, option-based and call-option-based awards were respectively awarded or transferred to the directors of the Corporation as compensation for additional responsibilities and workload attributable to the position they held in the Corporation.

Share-based, Option-based, Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014

The following table sets out the value of share-based awards and the value of option-based and warrant-based awards of the Corporation held by non-executive directors of the Corporation that vested during the financial year ended on February 28, 2014:

Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)	Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)
Ronald Denis	10,467	30,875
Valier Boivin	5,233	—
Jean-Claude Debard	5,233	—
Reed V. Tuckson	—	—

Compensation of Named Executive Officers

During the financial year ended February 28, 2014, we had five Named Executive Officers, being, Henri Harland, our President, Secretary and Chief Executive Officer (“CEO”), Tina Sampalis, Chief Global Strategy Officer, Xavier Harland, Chief Financial Officer (“CFO”), Pierre Lemieux, Chief Operating Officer and Harlan Waksal, Executive Vice-President, Business and Scientific Affairs.

“Named Executive Officer” (or “NEO”) means: (a) a CEO, (b) a CFO, (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and (d) each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Compensation Oversight, Governance and Risk Management

Our executive compensation program is administered by the Compensation Committee of the Board. During the year ended February 28, 2014, the Compensation Committee was comprised of three members; Mr. Valier Boivin, Chairman of the Committee, Dr. Ronald Denis and Mr. Jean-Claude Debard. All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation’s sector provides them with the understanding of our success factors and risks, which is very important when determining metric for measuring success. All Compensation Committee members are independent.

The Compensation Committee’s mandate includes reviewing and making recommendations to the Board in respect of compensation matters relating to the NEOs which are identified in the “Summary Compensation Table – Named Executive Officers” below. As well, the Compensation Committee determined the general compensation structure, policies and programs of the Corporation, including the extent and level of participation in incentive programs in conjunction with the Board. The Compensation Committee also reviews the adequacy and form of the compensation of directors to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director. In its review process, the Compensation Committee relies on input from management on the assessment of executives and our performance relative to objectives set. The Compensation Committee meets at least annually. The Compensation Committee also meets at other times during the year as necessary, such as when a component of our overall compensation package, including the Stock Option Plan (as described below under “Stock Option Plan”), is being amended or reviewed.

Risk management is a primary consideration of the Compensation Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made until performance goals have been met.

Our directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

Compensation Discussion & Analysis

Our executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation by providing compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options. The Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include long-term interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation, individual performance and contribution towards meeting corporate objectives, responsibilities, length of service and levels of compensation provided by industry competitors.

Executive compensation is based on payment in connection with the responsibilities and duties held within the Corporation, as well as for performance of the NEOs and the desire to remain competitive with other firms of comparable size in similar fields. Compensation of executive officers is comprised of a base salary and variable components in the form of an annual bonus opportunity, stock options and warrants. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the achievement of certain objectives set by the Board, generally based on actual versus budgeted results. Generally, new stock option grants and new warrants do not take into account the number of outstanding options and warrants.

The accountability for decisions on executive compensation is clearly within the mandate of the Compensation Committee, but management has a key role in helping support the Compensation Committee in fulfilling its obligations. For example, the CEO and other senior executives make recommendations to the Compensation Committee regarding executive officer base salary adjustments, stock option grants and bonus awards. The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board. The CEO does not make a recommendation to the Compensation Committee with respect to his own compensation package. The CEO’s salary is based on comparable market considerations and the Compensation Committee’s assessment of his performance, with regards to the Corporation’s financial performance and progress in achieving strategic goals.

The Compensation Committee is satisfied that our compensation structure appropriately takes into account the factors relevant to the industry, our performance within that industry, and the individual contributions to the Corporation’s performance made by its NEOs.

Compensation Elements

Compensation of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the compensation awarded during the financial year ended February 28, 2014, the four following components were examined:

(i) base salary;

(ii) cash bonuses;

(iii) share-based executive compensation;

(iv) grant of stock options by the Corporation;

(v) other elements of compensation, consisting of benefits.

Base Salary

The base salary of our Named Executive Officers is determined by the Board upon recommendation made by the Compensation Committee. Executive compensation is generally based on the basis of payment for performance and in order to remain competitive with other firms of comparable size in similar fields.

Cash Bonuses

We may award cash bonuses to executive officers and employees of the Corporation from time to time. The amount of the bonus that each individual may be eligible for is set in relation to a formula based on specific criteria, such as our performance (i.e., sales, profits, budgets, etc.), the individual’s performance (business development, individual objectives, etc.) and the overall stock market performance of the Corporation. The payment of bonuses is subject to the final approval of the Board and the board has the discretion to amend or veto bonuses in its sole discretion. For the year ended February 28, 2014, no cash bonuses were awarded by the Corporation to executive officers or employees.

Share Based Executive Compensation

The grant of restricted share units, stock options by the Corporation and/or the transfer of warrants to Named Executive Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of our executives as well as aligning the interests of our executives with that of our shareholders.

On May 22, 2013, the Equity Incentive Plan was adopted by the Board in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Corporation and its subsidiaries. The adoption of our Equity Incentive Plan was approved by the shareholders of the Corporation at its 2013 shareholders’ meeting held on June 27, 2013. For a more detailed description of the Corporation’s Equity Incentive Plan, please see below.

Stock Options

The stock option component of an NEO’s compensation, which includes a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Corporation. For more a more detailed description of our Stock Option Plan, please see below.

The Compensation Committee has authority to retain the services of independent compensation consultants to advise its members on executive compensation and related matters, and to determine the fees and the terms and conditions of the engagement of such consultants. In March 2014, the Compensation Committee retained the services of Hexarem Inc. (“Hexarem”) to review the Corporation’s executive compensation programs, including base salary, short-term incentives, equity-based incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of peer groups of similar and larger size, as measured by market capitalization, biotechnology and pharmaceutical companies listed or headquartered in North America. All of the services provided by Hexarem were provided to the Compensation Committee. The Compensation Committee has assessed the independence of Hexarem and concluded that its engagement of Hexarem does not raise any conflict of interest with the Corporation or any of the Corporation’s directors or executive officers.

Summary Compensation Table – Named Executive Officers

The following Summary Compensation Table sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 28, 2014 and allocated to the Corporation. For a description of the compensation of the Named Executives Officers that includes compensation for their roles with Neptune and NeuroBiopharm Inc., refer to the information relating thereto in the management information circular of Neptune dated May 22, 2014 which can be found on SEDAR at www.sedar.com.

Name and Principal Position	Year ended February 28/29	Salary ($)	Share-Based Awards(1)(2) ($)	Option- based/Warrant- based awards(1)(2) ($)	Annual incentive plans ($)(3)	All other compensation ($)(4)(5)	Total compensation ($)
Henri Harland(6) President, Secretary and Chief Executive Officer	2014 2013 2012	128,712 106,402 115,000	492,180 — —	119,487 368,659 251,040	— — 11,500	— — —	740,379 475,061 377,540

Xavier Harland Chief Financial Officer	2014 2013 2012	115,693 118,038 112,500	345,000 — —	85,421 191,073 146,040	— — 39,375	— — —	546,114 309,111 297,915

Pierre Lemieux Chief Operating Officer	2014 2013 2012	170,308 190,769 139,408	207,000 — —	102,505 167,956 146,046	— — 8,000	— — —	479,813 358,725 285,454

Tina Sampalis Chief Global Strategy Officer	2014 2013 2012	56,000 194,205 205,625	31,550 — —	14,425 167,956 182,558	— — 28,000	— — —	101,975 362,161 416,183

Harlan Waksal Executive Vice-President, Business and Scientific Affairs	2014 2013 2012	70,500 60,000 25,000	965,400 — —	183,581 246,533 256,149	— — —	— — —	1,213,481 306,533 281,149

(1)	The Corporation has adopted the IFRS 2 Share-based payment to account for the issuance of stock and stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(2)	For the period ended on February 28, 2014, the fair market value of the June 27, 2013 Acasti share-based awards is based on a fair value of $2.89 per RSU granted to all NEOs. For the period ended February 28, 2014, the fair market value of the June 21, 2013 Acasti call-option based awards granted by Neptune is based on a fair value of $1.14 per Acasti call-option granted to Mr. Pierre Lemieux and Mr. Xavier Harland, $1.22 per Acasti call-option granted to Mr. Henri Harland and Mr. Harlan Waksal, and $1.43 per Acasti call-option granted to Ms. Tina Sampalis. For the period ended on February 28, 2013, the fair market value of the April 11, 2012 option-based awards is based on a fair value of $1.12 per option granted to Mrs. Tina Sampalis and Mr. Pierre Lemieux, $0.96 per option granted to Mr. Xavier Harland and $1.23 per option granted to Messrs. Henri Harland and Harlan Waksal. For the period ended on February 29, 2012, (i) the fair market value of the June 16, 2011 option-based awards is based on a fair value of $0.73 per option granted to Mrs. Tina Sampalis, Mr. Pierre Lemieux and Mr. Xavier Harland, $0.84 per option granted to Mr. Henri Harland and $0.86 per option granted to Mr. Harlan Waksal; (ii) the fair market value of the May 21, 2011 warrant-based awards is based on a fair value of $0.51 per warrant transferred to Mr. Harlan Waksal.
(3)	For the period ended on February 29, 2012, the bonuses presented are calculated on the basis of what was payable as of their respective year end.
(4)	The NEOs do not receive pension benefits, perquisites or other annual compensation.
(5)	The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary in 2014, 2013 or 2012.
(6)	Mr. Harland resigned as President, Secretary and Chief Executive Officer of the Corporation on April 28, 2014.
(7)	This amount includes the annual fixed compensation and the fees per meeting earned by Dr. Waksal for his duties as board member performed for the Corporation for the period ended on February 28, 2014.

Stock Options and Warrants

The grant of stock options by Acasti and/or the transfer of Acasti warrants held by Neptune to the Named Executives Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Named Executive Officers as well as aligning the interests of our executives with those of our shareholders.

The stock option component of an NEO’s compensation, which includes a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Corporation.

Our Compensation Committee is responsible for overseeing and managing the Stock Option Plan. All grants of options to executives are approved by the Board.

The grant of options and/or warrants is part of the long-term incentive component of executive and director compensations and an essential part of compensation. Designated senior executives and directors may participate in the stock option plan, which is designed to encourage optionees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards are made by the Board, after recommendation by the Compensation Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. Previous awards may sometimes be taken into account when new awards are considered. The terms of the plan are described below under the heading “Stock Option Plan”.

Stock Option Plan

Our Stock Option Plan was adopted by the Board on October 8, 2008, amended as of April 29, 2009, and further amended as of March 21, 2011 and May 22, 2013.

The Stock Option Plan was adopted to ensure that the Corporation and its shareholders benefit from incentive participation through the holding of Common Shares by directors, officers, employees and consultants of the Corporation, as designated by the Board.

On May 22, 2013, the Board approved an amendment to the Stock Option Plan in order to comply with the revised regulations of the TSX-V governing stock option plans. This amendment was approved by our shareholders at our 2013 shareholders’ meeting held on June 27, 2013.

The Stock Option Plan is administered by the Board, which will determine, inter alia, the number of Common Shares covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the Stock Option Plan. Our Compensation Committee is responsible for overseeing and managing the Stock Option Plan. All grants of options to executives are approved by the Board.

Options for Common Shares representing, from time to time, up to 10% of the issued Common Shares of the Corporation then outstanding may be granted by the Board pursuant to the Stock Option Plan.

The number of options granted to a consultant or to a person the services of whom are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the outstanding and issued shares of the Corporation. In addition, the Stock Option Plan, together with any other plan that may be established by the Corporation or any options already granted by the Corporation will not (unless the requisite shareholder approval is obtained under applicable securities legislation) result in either (i) the number of securities (calculated on a fully diluted basis) reserved for issuance under options being granted to (A) related persons, in excess of 10% of the outstanding securities of the Corporation; or (B) a related person and the associates of the related person, in excess of 5% of the outstanding securities of the Corporation, or (ii) the number of securities, calculated on a fully diluted basis, issued within a period of 12 months to (A) related persons, in excess of 10% of the outstanding securities of the Corporation, or (B) an insider, in excess of 5% of the outstanding securities of the Corporation.

The options are non-transferable and may be exercised during the period determined by the Board, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options will lapse upon termination of employment or the end of the business relationship with the Corporation or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director’s term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSX-V if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the Board has the right to amend or terminate the Stock Option Plan. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.

Pursuant to the rules of the TSX-V, the Stock Option Plan must be approved each year by our shareholders at our annual meeting.

Equity Incentive Plan

The following is a summary of important provisions of the equity incentive plan of Acasti (the “Equity Incentive Plan”). It is not a comprehensive discussion of all of the terms and conditions of the Equity Incentive Plan. Readers are advised to review the full text of the Equity Incentive Plan to fully understand all terms and conditions of the Equity Incentive Plan. A copy of the Equity Incentive Plan can be obtained by contacting our Corporate Secretary.

On May 22, 2013, the Equity Incentive Plan was adopted by the Board in order to, amongst other things, provide Acasti with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of Acasti. The adoption of the Equity Incentive Plan was approved by the shareholders of Acasti at its 2013 shareholders’ meeting held on June 27, 2013.

Eligible Persons may participate in the Equity Incentive Plan. “Eligible Persons” under the Equity Incentive Plan consist of any director, officer, employee or consultant (as defined in the Equity Incentive Plan) of Acasti or of a subsidiary. A participant (“Participant”) is an Eligible Person to whom an award has been granted under the Equity Incentive Plan. The Equity Incentive Plan provides Acasti with the option to grant to Eligible Participants Bonus Shares, Restricted Shares, Restricted Share Units, Performance Share Units, Deferred Share Units and other Stock-Based Awards.

Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSX-V, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

If, and for so long as the Common Shares are listed on the TSX-V, no more than 5% of the issued and outstanding Common Shares may be granted to any one individual Participant in any 12 month period (unless Acasti has obtained disinterested approval for such grant) and no more than 2% of the issued and outstanding Common Shares may be granted to any one consultant or employee conducting investor relations activities in any 12 month period.

If, and for so long as the Common Shares are listed on the TSX, the number of Common Shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12 month period, pursuant to the Equity Incentive Plan, or when combined with all of Acasti’s other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares on a non-diluted basis.

The Board shall have the right to determine that any unvested or unearned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards or Restricted Shares subject to a Restricted Period outstanding immediately prior to the occurrence of a change in control shall become fully vested or earned or free of restriction upon the occurrence of such change in control. The Board may also determine that any vested or earned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards shall be cashed out at the market price as of the date such change in control is deemed to have occurred, or as of such other date as the Board may determine prior to the change in control. Further, the Board shall have the right to provide for the conversion or exchange of any Restricted Share Unit, Deferred Share Unit, Performance Share Unit or Other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the change in control.

The Equity Incentive Plan is administered by the Board and the Board has sole and complete authority, in its discretion, to determine the type of awards under the Equity Incentive Plan relating to the issuance of Common Shares (including any combination of Bonus Shares, Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or Other Share-Based Awards) in such amounts, to such persons and under such terms and conditions as the Board may determine, in accordance with the provisions of the Equity Incentive Plan.

Outstanding Share-Based, Option-Based and Warrant-Based Awards

The following tables provide information on the number and value of the outstanding share-based, option-based and warrant-based awards held by Named Executive Officer at the end of the financial year ended February 28, 2014.

Share-Based Awards

Named Executive Officers	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (*)	Market or payout value of vested share- based awards that have not paid-out or distributed ($)
Henri Harland(1) President, Secretary and Chief Executive Officer	194,167	273,775	N/A
Tina Sampalis Chief Global Strategy Officer	22,500	31,725	N/A
Xavier Harland Chief Financial Officer	75,000	105,750	N/A
Pierre Lemieux Chief Operating Officer	37,500	52,875	N/A
Harlan Waksal Executive Vice-President, Business & Scientific Affairs	119,167	168,025	N/A

(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX-V of $1.41 on February 28, 2014.
(1)	Mr. Harland resigned as President and Chief Executive Officer of the Corporation on April 28, 2014.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options* ($)
Henri Harland(1) President, Secretary and Chief Executive Officer

April 11, 2012	300,000	2.10	April 11, 2017
June 16, 2011	300,000	1.40	June 16, 2016	3,000
October 8, 2008	200,000	0.25	October 8, 2018	232,000

Tina Sampalis Chief Global Strategy Officer

April 11, 2012	150,000	2.10	April 11, 2017
June 16, 2011	250,000	1.40	June 16, 2016	2,500
October 8, 2008	200,000	0.25	October 8, 2018	232,000

Xavier Harland Chief Financial Officer

April 11, 2012	200,000	2.10	April 11, 2017
June 16, 2011	200,000	1.40	June 16, 2016	2,000
October 8, 2008	50,000	0.25	October 8, 2018	58,000

Pierre Lemieux Chief Operating Officer

April 11, 2012	150,000	2.10	April 11, 2017
June 16, 2011	200,000	1.40	June 16, 2016	2,000

Harlan Waksal Executive Vice-President, Business & Scientific Affairs

April 11, 2012	200,000	2.10	April 11, 2017
June 16, 2011	200,000	1.40	June 16, 2016	2,000

(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX-V of $1.41 on February 28, 2014.
(1)	Mr. Harland resigned as President and Chief Executive Officer of the Corporation on April 28, 2014.

Share-based, Option-based, and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014

The following table sets out the value of share-based awards and the value of option-based and warrant-based awards of the Corporation held by the NEOs that vested during the financial year ended on February 28, 2014:

Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)	Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)
Henri Harland(1)	103,358	117,875
Tina Sampalis	3,925	86,700
Xavier Harland	39,250	93,500
Pierre Lemieux	19,625	71,700
Harlan Waksal	64,108	381,238

(1)	Mr. Harland resigned as President and Chief Executive Officer of the Corporation on April 28, 2014.

Other Forms of Compensation

Our executive employee benefit program includes life, medical, dental and disability insurance, the cost of which is paid by Neptune. These benefits are designed to be competitive overall with equivalent positions in comparable organizations.

Performance Graph

On February 28, 2014, the closing price of the Common Shares on the TSX-V was $1.41 per share. The following graph shows the cumulative return in dollars of a $100 investment in Common Shares, as of March 31st, 2011 on the TSX-V, compared with the total return of the S&P TSX Composite Index for the period shown on this graph.

Note: Our shares were listed on the TSX-V for the first time on March 31, 2011 (CA: APO).

The Compensation Committee considers a number of factors and performance elements when determining compensation for the members of the executive management. Although total cumulative shareholder return is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations. As a result, a direct correlation between total cumulative shareholder return over a given period and executive compensation levels is not anticipated.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as at February 28, 2014, the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. The number of shares which appears in the line “Share-based compensation plan” refers to the Stock-Option Plan and Equity Incentive Plan.

Plan category		(A) Number of Shares to be issued following the exercise of outstanding stock options (Common Shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Common Shares)
Equity compensation plans approved by securityholders	Stock Option Plan(1)	4,911,000	1.57	5,675,217
	Equity Incentive Plan(2)	775,001	N/A	769,282
Equity compensation plans no approved by securityholders		N/A	N/A	N/A
Total		5,686,001	N/A	5,675,217(3)

(1)	Please refer to Section “Stock Option Plan” above for a description of the principal terms of the Stock Option Plan.
(2)	Please refer to Section “Equity Incentive Plan” above for a description of the principal terms of the Equity Incentive Plan.
(3)	Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSX-V, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

Our Stock Option Plan is a rolling stock option plan within the meaning of the Policy 4.4 of the TSX Venture Exchange Corporate Finance Manual which permits the issuance of up to 10% of the issued and outstanding Common Shares of the Corporation from time to time. The number of Common Shares reserved for issuance and which will be available for issuance pursuant to awards granted under the Equity Incentive Plan is equal to a number that, if, and for so long as the Common Shares are listed on the TSX-V, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Stock Option Plan.

Pension Benefit Plans

We have no pension benefit plans.

C.	Board Practices

See “Item 6.A – Directors and Senior Management” of this Form 20-F for information regarding the term of office of our directors and senior management.

Termination and Change of Control Benefits

On March 1, 2013, Neptune and Mr. Henri Harland entered into a three (3) year executive employment agreement (the “Employment Agreement”), subject to automatic renewal, providing that Mr. Harland shall perform the functions of President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. The agreement was further amended on June 21, 2013. The agreement provides termination and change of control provisions which are summarized as follows.

The Employment Agreement provides that it can be terminated: (i) automatically upon death of the employee, in which case Neptune will award, to the estate of the deceased, compensation equal to half of the highest annual employment income (as defined in the Employment Agreement) (“Annual Income”) earned in the previous three years; (ii) by written consent of the parties, in which case Neptune shall pay the employee, in one lump sum payment, a minimum amount equal to the highest Annual Income earned in the previous three years; (iii) by the employee at any time and for any reason, upon prior written notice of two (2) months, in which case Neptune shall pay the employee an amount agreed upon by mutual consent, but at least equal to the highest Annual Income earned in the previous three years, and in addition, Neptune shall grant in the favour of the employee 250,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 500,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm, each with an expiration date of five (5) years from the date of grant, each block of 500,000 call options shall be exercisable at the market price at the date of grant or the date of termination, the whole as recognition for years of service, but should the Employment Agreement be terminated by Neptune, for any other reason than for cause, Neptune shall pay twice the amount and grants contemplated hereof; or (iv) by Neptune, if the employee breaches the agreement and there is a just cause to terminate the agreement, without notice or indemnity to the employee.

The employee may, within one hundred twenty (120) days of the occurrence of “fundamental change” as defined in the Employment Agreement (which includes a reduction of salary or of the responsibilities or functions of the employee, the sale or exchange of all or substantially all of the assets of Neptune outside of the ordinary course of business or a change of control of Neptune), voluntarily terminate his employment by giving Neptune thirty (30) days written notice of termination. In this case, the employee will be entitled to the same compensation and conditions as for a termination of the Employment Agreement by Neptune for any reason other than just cause, as described above.

On May 29, 2014, Henri Harland, the former President and Chief Executive Officer of the Corporation filed a lawsuit against the Corporation, Neptune and NeuroBioPharm in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages, interest and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBioPharm, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 1,000,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm. As a result of the lawsuit, Mr. Harland was requested to resign as a director of the Corporation. The following day, Neptune Acasti and NeuroBioPharm jointly announced that they believed the claim as formulated was without merit or cause, they will vigorously defend the lawsuit and will take any steps necessary to protect their interests.

Audit Committee Information

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to the Acasti Circular as Schedule “A” available electronically on our SEDAR profile at www.sedar.com. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is currently composed of three (3) members of Board of Directors: Dr. Ronald Denis, Mr. Valier Boivin, Mr. Jean-Claude Debard. From the experience set forth below, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee. Under National Instrument 52-110 - Audit Committees (“NI 52-110”), a member of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

All members of the Audit Committee are considered to be “financially literate” within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raided by the Corporation financial statements.

Relevant Education and Experience

The following describes the relevant education and experience of each current and expected future member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities, and (d) understanding of internal controls and procedures for financial reporting.

Dr. Ronald Denis – Dr. Denis has been Chief of Surgery and Director of the Trauma Program at Hôpital Sacré-Coeur since 1997. In his duties, Dr. Denis has to manage Sacré-Coeur Hospital Trauma Program budget and staff, also he has had to regularly review and analyze financial statements. Dr. Denis’ experience has contributed to the development of his ability to analyze financial statements and understand GAAP.

Mr. Valier Boivin – Mr. Valier Boivin holds a bachelor’s degree in Economic and Administrative Sciences (UQAC-1973), a master’s degree in Taxation and a law degree. Furthermore, he is a member of the “Barreau du Québec” since 1986 and the “Ordre des comptables agréés du Québec” since 1974. He held the position of Professor at the Université du Québec à Chicoutimi until 1978 and then joined the master’s degree in taxation program as Professor, at the Université de Sherbrooke until 1987. He practices business law. Specialized in Mergers & Acquisitions and corporate financing, he acts as legal and strategic counsel to many private and public companies. Since January 2009, he is President of the regional economic intervention fund, FIER Ville-Marie L.P. Mr Boivin’s experience required and contributed to the development of his ability to analyze financial statements and understand IFRS.

Mr. Jean-Claude Debard – Mr. Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has served on the Oversight Committee of Holding (SERGESA), SsangYong France and Hyundai Finances. Mr. Debard also has a graduate degree in Management and Strategic Management. Mr. Debard’s experience required and contributed to the development of his ability to analyze financial statements and understand IFRS.

Audit Committee Oversight

Since the commencement of our most recently completed financial year, our Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Compensation Committee

The Compensation Committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board. This committee also reviews the amount and method of compensation granted to the directors. The Compensation Committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining compensation.

The Compensation Committee is only composed of independent members within the meaning of NI 52-110, namely Dr. Ronald Denis, Mr. Valier Boivin and Mr. Jean-Claude Debard. Mr. Debard is not a nominee for election as a director for the ensuing year.

Other Board Committees

Other than the Audit Committee and the Compensation Committee, the Corporation also has a Corporate Governance Committee. The mandate of the Corporate Governance Committee consists of the evaluation of the proposed nominations to the Corporation’s Board, recommending for Board approval, if appropriate, revisions to our corporate governance practices and procedures, developing new charters for any new committees established by the Board, monitoring relationships and communication between management and the Board, monitoring emerging best practices in corporate governance and oversight of governance matters and assessing the Board, its committees and directors.

The Corporate Governance Committee was composed as of February 28, 2014 of four members: Mr. Henri Harland, Dr. Ronald Denis, Mr. Jean-Claude Debard and Dr. Harlan Waksal, of which, two members, Mr. Henri Harland and Dr. Harlan Waksal, are not considered independent. Mr. Harland is not a nominee for election as a director for the ensuing year.

Assessments

The Board, its committees and each director of the Corporation are subject to regular evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by directors at the beginning and during meetings of the Board and of each of its committees. Among other things, these adjustments deal with the level of preparation of directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to directors and the time allowed to directors for discussion and debate of items on the agenda.

D.	Employees

Our management consists of professionals experienced in business development, finance and science. Our research team includes scientists with expertise in pharmaceutical development, chemistry, manufacturing and controls, nonclinical and clinical studies, pharmacology, regulatory affairs, quality assurance/quality control, intellectual property and strategic alliances. As of February 28, 2014 we employed six persons in Canada, four of whom had biology, chemistry, biochemistry or microbiology backgrounds, and two of whom served general and administrative roles. We generally require all of our employees to enter into an invention assignment, non-disclosure and non-compete agreement. We rely, in part, on the administrative and other staff of our parent company, Neptune, and also rely on consultants from time to time. Our employees are not covered by any collective bargaining agreement or represented by a trade union. We place special emphasis on training for our personnel.

E.	Share Ownership

The following table shows the total number of Common Shares beneficially owned by each of our directors and senior management as of May 29, 2014, and the percentage of the total issued and outstanding Common Shares that such holdings represent.

Name	Common Shares beneficially owned as of May 29, 2014	Percentage of total issued and outstanding Common Shares as of May 29, 2014(1)
Ronald Denis	55,833	*
Valier Boivin	3,333	*
Jean-Claude Debard	3,333	*
Reed V. Tuckson	7,299	*
Henri Harland	841,750	*
Tina Sampalis	478,465	*
Xavier Harland	239,630	*
Pierre Lemieux	45,000	*
Harlan Waksal	792,033	*

(1)	Based on 105,862,179 Common Shares outstanding.
*	Less than 1%.

See “Item 6.B – Compensation” above for information regarding the share-based, option-based, call-option-based, and warrant-based awards held by our directors and senior managers.

See “Item 6.B – Compensation” above for a description of our Stock Option Plan and Equity Incentive Plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of May 29, 2014, Neptune owns 51,942,183 Common Shares representing approximately 49.07% of the Common Shares issued and outstanding. The Common Shares are voting, participating and have no par value. Neptune also owns a warrant entitling it to acquire 592,500 Common Shares. Neptune does not have different voting rights than other beneficial owners of Common Shares.

To the best of our knowledge, there are no other beneficial owners of 5% or more of any class of our voting securities.

On February 10, 2012, Neptune acquired 750,000 Common Shares through a private placement. As a result, Neptune’s equity participation in Acasti increased from approximately 56% to approximately 57%.

On July 12, 2013, Neptune announced that it had acquired 6,750,000 Common Shares upon the exercise of a warrant issued to it by Acasti under the prepayment agreement. The prepayment agreement and the issuance of the 6,750,000 Common Shares to Neptune were approved by the TSX-V and the disinterested shareholders of Acasti (excluding Neptune and non-arm’s length parties to Neptune) at the annual meeting of shareholders of Acasti held on June 27, 2013. As a result, Neptune’s equity participation in Acasti increased from approximately 57% to approximately 60%.

On December 3, 2013, Neptune acquired 592,500 units (each unit consists of one Common Share and one common share purchase warrant) in our underwritten public unit offering. As a result, Neptune’s equity participation in Acasti decreased from approximately 60% to approximately 49.95%.

All Common Shares of the Corporation, including all those held by Neptune, are common shares with similar voting rights. As of May 30, 2014, there were 105,862,179 Common Shares which were issued and outstanding. Based on the records of the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, as at such date, there were approximately 11 registered holders (including DTC) of the Corporation’s Common Shares resident in the United States (approximately 10% of all registered holders).

B.	Related Party Transactions

Please see the section entitled “Related Party Transactions” in our MD&A included above.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Statements

A.	Consolidated Statements and Other Financial Information

Financial Statements

See “Item 17 – Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

Due to the fact that a significant portion of the Corporation’s intellectual property rights are licensed to it by Neptune, the Corporation depends on Neptune to protect a significant portion of the intellectual property rights that it uses under such license. Neptune is engaged in a number of legal actions relating to its intellectual property.

U.S. Nutraceuticals LLC

On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based Corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000,000. On or around February 3, 2014, Neptune and Valensa filed dismissals with the Court and the case was closed. There are no pending litigation in Quebec or anywhere else in the world between the Corporation and Valensa.

ITC Complaint

On January 29, 2013, Neptune filed a Complaint under Section 337 of the U.S. Tariff Act of 1930 with the ITC alleging that Aker, Enzymotec and Rimfrost are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune’s U.S. Patents No. 8,278,351 and 8,383,675. The investigation was officially instituted on April 11, 2013. On May 13, 2014, the Administrative Law Judge granted the parties’ motion and issued the Initial Determination to terminate the investigation against the last remaining Respondents Enzymotec Ltd. and Enzymotec USA, Inc. The ITC investigation is therefore over and the complaint has been settled by Neptune, Acasti and the other respondents. For more information on the settlements with each of Aker, Enzymotec and Rimfrost, see “Acasti’s Business - Litigation”.

Aker Biomarine ASA and others

On November 13, 2009, Neptune filed a patent infringement lawsuit against Aker BioMarine ASA, Jedwards International, Inc and Virgin Antartic LLC, asserting its U.S. patent relating to a method of extraction of total lipids fractions from Krill. Neptune alleges that the Defendants have used solvents for the extraction of their krill oil, which are covered by the patent (US6,800,299) licensed to Neptune. The Complaint (case 1:09-cv-11946-MLW) filed in 2009 by Neptune et al. against Aker et al. in the District of Massachusetts for the infringement of the Université of Sherbrooke’s US patent licensed to Neptune (US. Pat. 6,800,299) was also dismissed on or around February 11, 2014, as per the terms of the Settlement agreement reached between Aker and the Corporation on November 28, 2013. On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. This Complaint against Aker et al. will be dismissed in accordance with the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

On October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,278,351 and for damages. This Complaint against Aker et al. was dismissed on or around April 10, 2104 in accordance with the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,383,675 and for damages. This Complaint against Aker et al. was dismissed on or around April 10, 2104 in accordance with the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

On December 17, 2013, Neptune and Acasti announced a settlement and license agreement with Aker which resulted in the dismissal of all Aker respondents from the then on-going claims brought by Neptune against Aker at the ITC, as well as the dismissal of all current lawsuits brought by Neptune against Aker and certain other associated companies. As part of the settlement agreement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Aker and each of their respective affiliates, allowing such licensees to market and sell its nutraceutical products. Under the terms of the settlement agreement, royalty levels are dependent on the outcome of the inter partes review proceedings requested by Aker before the USPTO regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351). Aker also agreed to pay Neptune an additional non-refundable payment for the manufacture and sale of krill products prior to the effective USPTO decision date.

Enzymotec Limited and others

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,278,351 and for damages. On January 14, 2013, Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,383,675 and for damages.

On December 16, 2013, Neptune, Acasti and Enzymotec entered into a settlement term sheet to resolve the on-going ITC investigation brought by Neptune, as well as to request the dismissal of all current lawsuits brought by Neptune against Enzymotyec. On December 18, 2013, Neptune announced that the administrative law judge presiding over the pending ITC investigation involving Neptune and Enzymotec granted the parties’ joint motion to stay the proceedings for 30 days, which stay was further extended until February 5, 2014, in order for the parties to enter into a definitive settlement agreement resolving all pending litigation.

On April 27, 2014, Acasti and Neptune announced that a final and binding patent infringement settlement and license agreement has been signed with Enzymotec that resolves the ITC’s investigation of infringement of Neptune’s composition of matter patents, related federal court actions initiated by Neptune against Enzymotec and its distributors and various patent review proceedings requested by Enzymotec.

As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing it to market and sell its nutraceutical products under Neptune’s ‘348 family of patents (US Patent No. 8,030,348 and all the continuations). Under the terms of the settlement agreement, royalty levels in the United States are dependent on the outcome of pending inter partes review proceedings before the USPTO regarding certain claims of Neptune’s ‘351 composition of matter patent (US Patent No. 8,278,351). Furthermore, royalty levels in Australia are dependent on a potential request by Enzymotec to the APO for a post-grant review of certain claims of Neptune’s allowed composition of matter patent application (AU2002322233). Enzymotec also agreed to pay Neptune a non-refundable one-time upfront settlement payment.

All the Complaints against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. will be dismissed in accordance with the settlement agreement reached on April 27, 2014 between Enzymotec and the Corporation.

Rimfrost USA and others

On March 6, 2013, Neptune filed a Complaint in the U.S. District Court for the District of Delaware against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS (collectively “Rimfrost”) for the infringement of Neptune’s U.S. patents 8,030,348, 8,287,351 and 8,383,675, and for damages.

On October 2, 2013, the Corporation announced the conclusion of a settlement with Rimfrost, resolving the ITC investigation related to infringement of Neptune’s composition of matter patents. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing licence to these settling respondents, allowing them to market and sell nutraceutical products containing components extracted from krill. The respondents in question also agreed to pay Neptune an additionnal royalty amount for the manufacture and sale of krill products prior to the effective license commencement date. Neptune also agreed to dismiss a related patent infringement case against Rimfrost filed in March of 2013. Moreover, Neptune signed a strategic non-exclusive krill oil manufacturing and supply agreement with Rimfrost giving Neptune the right to purchase, at a preferred price, up to 800 metric tons of krill oil during the first three-year term of the renewable agreement.

Patent EP1,417,211

On March 9, 2010, Neptune filed an appeal with the European Patent Office’s Board of Appeal contesting a 2009 decision of the European Patent Office regarding the European composition of phospholipids and use patent EP1,417,211. On April 9, 2013, the European Opposition Board dismissed Neptune’s appeal and the European patent EP1,417,211 was revoked.

Henri Harland

On May 29, 2014, Henri Harland, the former President and Chief Executive Officer of the Corporation filed a lawsuit against the Corporation, Neptune and NeuroBioPharm in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages, interest and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBioPharm, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 1,000,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm. As a result of the lawsuit, Mr. Harland was requested to resign as Director of the Corporation. The following day, Neptune and its subsidiaries jointly announced that they believed the claim as formulated was without merit or cause, they will vigorously defend the lawsuit and will take any steps necessary to protect their interests.

We are not aware of any other legal proceedings or regulatory actions in which we are involved and no such proceedings or regulatory actions are known by us to be contemplated.

Dividend Policy

We do not anticipate paying any cash dividend on the Common Shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of the Corporation’s Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

Significant Changes

On April 27, 2014, Acasti and Neptune announced that a patent infringement settlement and license agreement has been signed with Enzymotec that resolves the ITC’s investigation of infringement of Neptune’s composition of matter patents, related federal court actions initiated by Neptune against Enzymotec and its distributors and various patent review proceedings requested by Enzymotec. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing it to market and sell its nutraceutical products under Neptune’s ‘348 family of patents (US Patent No. 8,030,348 and all the continuations). Under the terms of the settlement agreement, royalty levels in the United States are dependent on the outcome of pending inter partes review proceedings before the USPTO regarding certain claims of Neptune’s ‘351 composition of matter patent (US Patent No. 8,278,351). Furthermore, royalty levels in Australia are dependent on a potential request by Enzymotec to the APO for a post-grant review of certain claims of Neptune’s allowed composition of matter patent application (AU2002322233). Enzymotec also agreed to pay Neptune a non-refundable one-time upfront settlement payment.

On April 28, 2014, we announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti. We have begun the search for a new President and Chief Executive Officer. During the interim period, we continue to be managed by a management and operations committee under the leadership of Mr. André Godin, the interim Chief Executive Officer.

On May 29, 2014, Henri Harland, the former President and Chief Executive Officer of the Corporation filed a lawsuit against the Corporation, Neptune and NeuroBioPharm in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages, interest and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBioPharm, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 1,000,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm. As a result of the lawsuit, Mr. Harland was requested to resign as Director of the Corporation. The following day, Neptune and its subsidiaries jointly announced that they believed the claim as formulated was without merit or cause, they will vigorously defend the lawsuit and will take any steps necessary to protect their interests.

Item 9.	The Offer and Listing

A.	Listing Details

Since March 31, 2011, the Common Shares have been listed on the TSX-V under the ticker symbol APO. Since January 7, 2013, the Common Shares have been listed on the NASDAQ Stock Market under the ticker symbol ACST. The following tables set forth, for the periods indicated, the high and low market prices of our common shares as reported on the TSX-V and the NASDAQ Stock Market.

(a)	For the five most recent full fiscal years:

	TSX-V		NASDAQ Stock Market
Fiscal year ended	High $	Low $	High US$	Low US$
Feb. 28, 2010	—	—	—	—
Feb. 28, 2011	—	—	—	—
Feb. 29, 2012	2.15	0.51	—	—
Feb. 28, 2013	2.76	1.60	3.99	2.00
Feb. 28, 2014	4.32	1.15	4.2	1.09

(b)	For each full financial quarter of the two most recent full fiscal years and any subsequent period:

	TSX-V		NASDAQ Stock Market
Period	High $	Low $	High US$	Low US$
1st Quarter ended May 31, 2012	2.47	1.90	—	—
2nd Quarter ended Aug. 31, 2012	2.33	1.90	—	—
3rd Quarter ended Nov. 30, 2012	2.68	1.60	—	—
4th Quarter ended Feb. 28, 2013	2.76	2.00	3.99	2.00
1st Quarter ended May 31, 2013	2.74	2.00	3.15	1.97
2nd Quarter ended Aug. 31, 2013	4.32	2.45	4.2	2.39
3rd Quarter ended Nov. 30, 2013	3.05	1.15	2.9	1.09
4th Quarter ended Feb. 28, 2014	1.70	1.20	1.56	1.15

(c)	for the most recent six months:

	TSX-V		NASDAQ Stock Market
Period	High $	Low $	High US$	Low US$
December 2013	1.52	1.20	1.44	1.15
January 2014	1.70	1.29	1.56	1.18
February 2014	1.54	1.32	1.39	1.22
March 2014	1.49	1.25	1.34	1.1
April 2014	1.33	1.03	1.22	0.94
May 2014	1.17	0.88	1.03	0.80
June 2014 (up until June 5)	0.94	0.88	0.87	0.81

The holders of Common Shares are entitled to vote at all meetings of our shareholders except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of Common Shares are entitled to receive dividends as and when declared by the Board, if any.

No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. The Common Shares must be issued as fully-paid and non-assessable, and are not subject to further capital calls by us. All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Corporation on a liquidation, dissolution or winding-up of the Corporation and the entitlement to dividends.

Common shares are transferable at the offices of our transfer agent and registrar in Toronto, Ontario, Canada and Montreal, Québec, Canada.

There are no restrictions in our constating documents on the free transferability of the Common Shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Since March 31, 2011, the Common Shares have been listed on the TSX-V under the ticker symbol APO. Since January 7, 2013, the Common Shares have been listed on the NASDAQ Stock Market under the ticker symbol ACST.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issuer

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We were incorporated on February 1, 2002 under Part 1A of the Companies Act (Québec) under the name “9113-0310 Québec Inc”. On August 7, 2008, pursuant to a Certificate of Amendment, we changed our name to “Acasti Pharma Inc.”, our share capital, the provisions regarding the restrictions on securities transfers and the borrowing powers of the Corporation. On November 7, 2008, pursuant to a Certificate of Amendment, we further revised our provisions regarding our borrowing powers. We became a reporting issuer in the Province of Québec on November 17, 2008. On February 14, 2011, the Business Corporations Act (Québec) came into effect and replaced the Companies Act (Québec). We are now governed by the Business Corporations Act (Québec) (the “BCA”).

1.	Register, Entry Number and Purposes

Our articles of incorporation, as amended, or Articles, and general by-laws, or By-laws, do not define any of the Corporation’s objects and purposes. In that respect, the Corporation has no limit on the type of business it can carry out.

2.	Directors’ Powers

Our Articles and By-laws do not contain any provision regarding: (a) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested; (b) a director’s power in the absence of an independent quorum, to vote compensation to itself or any members of the committees of the Board; (c) borrowing powers exercisable by the directors and how such powers can be varied; (d) retirement or non-retirement of directors under an age limit requirement; and (e) number of shares, if any, required for a director’s qualification. However, the BCA provides that a director shall avoid placing himself in a situation where his personal interest would conflict with his obligations as a director of the Corporation. If such is the case, the BCA provides that he must declare to the Corporation any interest he has in an enterprise or other entity that may place him in a situation of conflict of interest.

The quorum at every meeting of the Board has been set to the minimum number of directors required under our Articles. In the absence of a quorum, a director has no power to make any decision regarding, among other things, compensation to himself or to any member of the committees of the Board.

Our By-laws do not contain any requirements with respect to a mandatory retirement age for our directors and the number of shares required for directors’ qualifications.

3.	Rights, Preferences and Restrictions Attaching to Each Class of Shares

The Corporation’s authorized capital consists of an unlimited number of no par value Common Shares and an unlimited number of no par value Class B, Class C, Class D and Class E preferred shares (collectively the “Preferred Shares”), issuable in one or more series.

As of February 28, 2014, there were (i) a total of 105,862,179 Common Shares issued and outstanding and no Preferred Shares issued and outstanding, (ii) 4,911,000 options to purchase Common Shares issued and outstanding, at a weighted average exercise price of $1.57 per Common Share, and (iii) 20,766,542 warrants (including 592,500 warrants held by Neptune) to purchase Common Shares issued and outstanding, at a weighted average exercise price of $1.65 per Common Share.

The following is a brief description of the rights, privileges, conditions and restrictions attaching to the Common Shares and Preferred Shares.

Common Shares

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Corporation. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the Board of the Corporation from the Corporation’s funds that are available for the payment of dividends.

Winding-up and Dissolution

In the event of the Corporation’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Corporation’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Corporation to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Corporation’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Corporation, with neither preference nor distinction. The order of priority, applicable to all classes of shares of the Corporation with respect to the redemption, liquidation, dissolution or distribution of property (the “Order of priority”) is as follows: First, the Class E non-voting shares; Second, the Class D non-voting shares; Third, the Class B multiple voting shares and Class C non-voting shares, pari passu; and Fourth, the Common Shares.

Notwithstanding the above-mentioned Order of priority, shareholders of a class of shares may renounce the above-mentioned Order of priority by unanimous approval by all shareholders of that class of shares.

Preferred Shares

Class B multiple voting shares

Each Class B multiple voting share entitles the holder thereof to ten (10) votes per share in all shareholder meetings of the Corporation.

Dividends

Holders of Class B multiple voting shares are entitled to receive, as and when such dividends are declared, an annual non-cumulative dividend of five percent (5%) on the amount paid for the said shares, payable at the time and in the manner which the Directors may determine and subject to the Order of priority.

Participation

Subject to the provisions of subsection 5.2.2 of the Articles, holders of Class B multiple voting shares do not have the right to participate in the profits or surplus assets of the Corporation.

Conversion

Holders of Class B multiple voting shares have the right, at their entire discretion, to convert, part or all of the Class B multiple voting shares they hold into Common Shares on the basis of one (1) Common Share for each Class B multiple voting share converted.

Redemption

Subject to the provisions of the BCA and the Order of priority, holders of Class B multiple voting shares have the right to demand from the Corporation, upon a thirty (30) day written notice, that the Corporation redeem the Class B multiple voting shares at a price equivalent to the amount paid for such shares plus the redemption premium, as defined in subsection 5.2.4.1 of the Articles, and any and all declared but yet unpaid dividends on same.

Liquidation

In the event of the dissolution or liquidation of the Corporation or any other distribution of its property, the Class B voting shareholders shall have the right to be reimbursed for the amount paid on Class B multiple voting shares plus the redemption premium, as defined in subsection 5.2.4.1 of the Articles as well as the amount of any and all declared but yet unpaid dividends on said shares, subject to the Order of priority.

Class C Non-Voting Shares

Subject to the provisions of the BCA, holders of Class C non-voting shares are neither be entitled to vote at any meeting of the shareholders of the Corporation, nor to receive a notice of such meeting nor to attend any such meeting.

Dividends

Holders of Class C non-voting shares are entitled to receive, as and when such dividends are declared, an annual non-cumulative dividend of five percent (5%) on the amount paid for the said shares, plus a redemption premium as defined in subsection 5.3.6.1 of the Articles, payable at the time and in the manner which the Directors may determine and subject to the Order of priority.

Participation

Subject to the provisions of subsection 5.3.2 of the Articles, holders of Class C non-voting shares do not have the right to participate in the profits or surplus assets of the Corporation.

Conversion

Holders of Class C non-voting shares have the right, at their entire discretion, to convert, part or all of the Class C non-voting shares they hold into Common Shares on the basis of one (1) Common Share for each Class C non-voting share converted.

Forced Conversion

All of the Corporation’s Class C non-voting shares shall automatically be converted in Common Shares upon the request of an unrelated third party investor in the Corporation, investing more than $500,000, or any other amount to be determined by the Board of directors of the Corporation, in the Corporation and requesting as a condition to the investment that the Class C non-voting shares be converted into Common Shares on the basis of one Common Share for each Class C non-voting share converted.

Redemption

Subject to the provisions of the BCA and the Order of priority, holders of Class C non-voting shares have the right to demand from the Corporation, upon a thirty (30) day written notice, that the Corporation redeem the Class C non-voting shares at $0.20 per share, and any and all declared but yet unpaid dividends on same.

Liquidation

In the event of the dissolution or liquidation of the Corporation or any other distribution of its property, the shareholders have the right to be reimbursed for the amount paid on Class C non-voting shares plus the redemption premium, as defined in subsection 5.3.6.1 of the Articles, as well as the amount of any and all declared but yet unpaid dividends on said shares, subject to the Order of priority.

Class D Non-Voting Shares

Subject to the provisions of the BCA, holders of Class D non-voting shares shall neither be entitled to vote at any meeting of the shareholders of the Corporation, nor to receive a notice of such meeting nor to attend any such meeting.

Dividends

Holders of Class D non-voting shares are entitled to receive, as and when such dividends are declared, a monthly non-cumulative dividend of half of one percent to two percent (0.5% to 2%) on the amount paid for such shares, plus a redemption premium as defined in subsection 5.4.6.1 of the Articles, payable at the time and in the manner which the Directors may determine and subject to the Order of priority.

Participation

Subject to the provisions of subsection 5.4.2 of the Articles, holders of Class D non-voting shares shall not have the right to participate in the profits or surplus assets of the Corporation.

Conversion

Holders of Class D non-voting shares shall have the right, at their entire discretion, to convert, part or all of the Class D non-voting shares they hold into Common Shares on the basis of a number of Common Shares equal to the number of Class D non-voting shares converted multiplied by the conversion ratio, calculated as follows:

Conversion Ratio =

The product obtained by multiplying a factor to be agreed at the time of the issuance of the Class D non-voting shares by the average amount paid per share for the Class D non-voting shares plus the redemption premium per share, as defined in subsection 5.4.6.1 of the Articles as well as the amount of any and all declared but yet paid dividends per said shares

Fair Market Value of the Common Shares at the date of any conversion of Class D non-voting shares in Common Shares

Forced Conversion

All of the Corporation’s Class C non-voting shares shall automatically be converted in Common Shares upon the request of an unrelated third party investor in the Corporation, investing more than $500,000, or any other amount to be determined by the Board of directors of the Corporation, in the Corporation and requesting as a condition to the investment that the Class C non-voting shares be converted into Common Shares in all cases, on the basis of a number of Common Shares equal to the number of Class D non-voting shares converted multiplied by the conversion ratio, calculated as follows :

Conversion Ratio =

The product obtained by multiplying a factor to be agreed at the time of the issuance of the Class D non-voting shares by the average amount paid per share for the Class D non-voting shares plus the redemption premium per share, as defined in subsection 5.4.6.1 of the Articles as well as the amount of any and all declared but yet paid dividends per said shares

Fair Market Value of the Common Shares at the date of any conversion of Class D non-voting shares in Common Shares

Redemption

Subject to the provisions of the BCA and the Order of priority, holders of Class D non-voting shares have the right to demand from the Corporation, upon a thirty (30) day written notice, that the latter redeem the Class D non-voting shares that are held by the shareholder(s) at a price equivalent to the amount paid for said shares plus the redemption premium, as defined in subsection 5.4.6.1 of the Articles, and any and all declared but yet unpaid dividends on same.

Liquidation

In the event of the dissolution or liquidation of the Corporation or any other distribution of its property, the shareholders shall have the right to be reimbursed for the amount paid on Class D non-voting shares plus the redemption premium, as defined in subsection 5.4.6.1 of the Articles as well as the amount of any and all declared but yet unpaid dividends on said shares, subject to the Order of priority.

Class E Non-Voting Shares

Subject to the provisions of the BCA, holders of Class E non-voting shares shall neither be entitled to vote at any meeting of the shareholders of the Corporation, nor to receive a notice of such meeting nor to attend any such meeting.

Dividends

Holders of Class E non-voting shares are entitled to receive, as and when such dividends are declared, a monthly non-cumulative dividend of half of one percent to two percent (0.5% to 2%) on the amount paid for the said shares, payable at the time and in the manner which the Directors may determine and subject to the Order of priority.

Participation

Subject to the provisions of subsection 5.5.2 of the Articles, holders of Class E non-voting shares shall not have the right to participate in the profits or surplus assets of the Corporation.

Conversion

Holders of Class E non-voting shares shall have the right, at their entire discretion, to convert, part or all of the Class E non-voting shares they hold into Common Shares on the basis of a number of Common Shares equal to the number of Class E non-voting shares converted multiplied by the conversion ratio, calculated as follows:

Conversion Ratio =

The product obtained by multiplying a factor to be agreed at the time of the issuance of the Class E non-voting shares by the average amount paid per share for the Class E non-voting shares plus the amount of any and all declared but yet paid dividends per said shares

Fair Market Value of the Common Shares at the date of any conversion of Class E non-voting shares in Common Shares

Redemption

Subject to the provisions of the BCA and the Order of priority, the Corporation has the right to demand from holders of Class E non-voting shares, upon a thirty (30) day written notice, that the latter redeem the Class E non-voting shares that are held by the shareholder(s) at a price equivalent to the amount paid for said shares and any and all declared but yet unpaid dividends on same.

Liquidation

In the event of the dissolution or liquidation of the Corporation or any other distribution of its property, the shareholders shall have the right to be reimbursed for the amount paid on Class E non-voting shares as well as the amount of any and all declared but yet unpaid dividends on said shares, subject to the Order of priority.

4.	Procedures to Change the Rights of Shareholders

In order to change the rights attached to all classes of our shares, the vote of at least 66 2/3% of the holders of each class, as the case may be, must be cast at a shareholders meeting called for amending the rights attached to our Common Shares or Preferred Shares, as the case may be.

5.	Ordinary and Extraordinary Shareholders’ Meetings

Our By-laws provide that the annual meeting of shareholders of the Corporation must be held on a yearly basis on such date and on such time as may be fixed by the Board.

Our By-laws provide that special meetings of shareholders may be called at any time as determined by the Board. Our shareholders are entitled to call special meetings of shareholders provided that they hold at least 10% of the issued and outstanding shares entitled to vote at the meeting so called.

Our By-laws provide that notice of each annual and special meeting of shareholders must be sent to the shareholders entitled to attend such meetings at least ten (10) days prior to the date fixed for such meeting.

Our By-laws provide that during any meeting of the shareholders, the attendance, in person or by proxy, of the shareholders representing ten percent (10%) of the Common Shares shall constitute a quorum.

6.	Limitations on Rights to Own Securities

There exists no limitation on the right to own our securities.

7.	Impediments to Change of Control

Neither our Articles nor By-laws contain any provision that would have an effect of delaying, deferring or preventing a change in control of the Corporation.

8.	Stockholder Ownership Disclosure Threshold in Bylaws

Our Articles and By-laws do not contain any provision requiring a shareholder to disclose his ownership above a particular threshold.

9.	Significant Differences with Applicable U.S. Law

Canadian securities regulations, it is necessary for a shareholder to disclose his ownership above the threshold of 10%. This requirement is less stringent than in the United States where ownership must be reported when a shareholder owns at least 5% of the outstanding voting securities of an issuer. Accordingly, in Canada, it is easier for a shareholder to accumulate a substantial portion of the voting securities of an issuer without reporting it. In widely-held corporations such as ours, we believe that we are at a disadvantage compared to similar US issuers.

10.	Special Conditions for Changes in Capital

The conditions imposed by the Corporation’s Articles of Incorporation are not more stringent than required under the Business Corporations Act (Québec).

A copy of the Corporation’s Articles of Incorporation and By-Laws have been incorporated by reference as exhibits to this Registration Statement.

C.	Material Contracts

The contracts outlined below are considered to be material to us. For the two years preceding the publication of this annual report, we have not entered into any material contracts, other than contracts entered into in the ordinary course of our business, except for the contracts summarized below. Those contracts that were entered into in the ordinary course of business and which do not satisfy the requirements for disclosure have not been included below.

Prepayment Agreement

On December 4, 2012, we entered into a prepayment agreement with Neptune (the “Prepayment Agreement”). The Prepayment Agreement followed a technology license agreement that we entered into with Neptune on August 7, 2008, which was amended on February 20, 2009 and January 28, 2011, pursuant to which Neptune granted to us a license to use licensed intellectual property in consideration for the payment of royalties by the Corporation. Pursuant the Prepayment Agreement the Corporation exercised its option to pay in advance all of the future royalties through the issuance of Common Shares issuable upon the exercise of a warrant, to Neptune. The Corporation issued to Neptune a warrant entitling Neptune to acquire 6,750,000 Common Shares at a price of $2.30 per Common Share in satisfaction of the payment of royalties.

Warrant Indenture

On December 3, 2013 we entered into a warrant indenture with Computershare Trust Company of Canada, providing for the issue of the Corporation’s warrants (the “Warrant Indenture”). Pursuant the Warrant Indenture the Corporation appointed Computershare Trust Company of Canada as warrant agent to hold the rights, interests and benefits contained in the Warrant Indenture for and on behalf of those persons who become the holders of the warrants issued pursuant to the Warrant Indenture.

Copies of the agreements noted above are available, free of charge and are available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Requests for such documents should be directed to our Corporate Secretary.

D.	Exchange Controls

Subject to the following paragraph, there is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our subordinate voting shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our Articles or our other charter documents on the right of a non-resident to hold or vote voting shares, other than as provided by the Investment Canada Act (Canada), or Investment Canada Act, the North American Free trade Agreement Implementation Act (Canada), or North American Free Trade Agreement, and the World Trade Organization Agreement Implementation Act. The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

E.	Taxation

The following is a summary of certain U.S. federal income tax considerations to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our Common Shares as capital assets.

This summary provides only general information and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from or relating to the acquisition, ownership, and disposition of our Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder (whether final, temporary or proposed), published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Treaty”), in each case, as in effect and available, as of the date of this Form 20-F. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Unless otherwise discussed herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other taxdeferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own the Common Shares as part of a straddle, hedging transaction, conversion transaction, integrated transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the Common Shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold the Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders that beneficially own (directly, indirectly or by attribution) 10% or more of our voting securities or otherwise held 10% or more of the total combined voting power of the Corporation; and (j) U.S. expatriates. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of the Common Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of the Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. estate and gift, alternative minimum, state, local or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. estate and gift, alternative minimum, state, local and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of the Common Shares.

U.S. Federal Income Tax Considerations of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

Subject to the possible application of the passive foreign investment company (“PFIC”) rules described below (see more detailed discussion below at “Passive Foreign Investment Company Rules”), a U.S. Holder that receives a distribution, including a constructive distribution or a taxable stock distribution, with respect to the Common Shares generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation (as computed for U.S. federal income tax purposes). To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such excess amount will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Common Shares with respect to which the distribution is made (resulting in a corresponding reduction in the tax basis of such Common Shares) and, (b) thereafter, as gain from the sale or exchange of such Common Shares (see more detailed discussion at “Disposition of Common Shares” below). The Corporation does not intend to calculate its current or accumulated earnings and profits for U.S. federal income tax purposes and, therefore, will not be able to provide U.S. Holders with such information. U.S. Holders should therefore assume that any distribution by the Corporation with respect to the Common Shares will constitute a dividend. However, U.S. Holders should consult their own tax advisors regarding whether distributions from the Corporation should be treated as dividends for U.S. federal income tax purposes. Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from U.S. corporations.

A dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) the Corporation is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

For purposes of the rules described in the preceding paragraph, the Corporation generally will be a “qualified foreign corporation” (a “QFC”) if (a) the Corporation is eligible for the benefits of the Canada-U.S. Tax Treaty, or (b) the Common Shares are readily tradable on an established securities market in the U.S., within the meaning provided in the Code. However, even if the Corporation satisfies one or more of such requirements, it will not be treated as a QFC if it is classified as a PFIC (as discussed below) for the taxable year during which the Corporation pays the applicable dividend or for the preceding taxable year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules to them in their particular circumstances. Even if the Corporation satisfies one or more of such requirements, as noted below, there can be no assurance that the Corporation will not become a PFIC in the future. Thus, there can be no assurance that the Corporation will qualify as a QFC.

Disposition of Common Shares

Subject to the possible application of the PFIC rules described below (see more detailed discussion below at “Passive Foreign Investment Company Rules”), a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares (that is treated as a sale or exchange for U.S. federal income tax purposes) equal to the difference, if any, between (a) the U.S. dollar value of the amount realized on the date of such sale or disposition and (b) such U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Common Shares are held for more than one year. Each U.S. Holder should consult its own tax advisor as to the tax treatment of dispositions of Common Shares in exchange for Canadian dollars.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations.

Passive Foreign Investment Company Rules

Special, generally unfavorable, rules apply to the ownership and disposition of the stock of a PFIC. For U.S. federal income tax purposes, a non-U.S. corporation is classified as a PFIC for each taxable year in which either:

•	at least 75% of its gross income is “passive” income (referred to as the “income test”); or

•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

Passive income includes the following types of income:

•	dividends, royalties, rents, annuities, interest, and income equivalent to interest; and

•	net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gains from the commodities transactions.

In determining whether it is a PFIC, the Corporation will be required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% by value.

Based on the composition of its income and assets, the Corporation believes that it was not a PFIC for the taxable year ended February 28, 2014, and, based on its current business plans and the projected composition of its income and assets, the Corporation does not expect that it will be a PFIC for the current taxable year ending February 28, 2015. However, whether the Corporation is a PFIC depends on complex U.S. federal income tax rules that are subject to differing interpretations and whose application to the Corporation is uncertain. Further, since the PFIC status of the Corporation will depend upon the composition of its income and assets and the fair market value of its assets from time to time (including whether the Corporation owns, directly or indirectly, at least 25% by value, of the stock of any subsidiary) and generally cannot be determined until the end of a taxable year, there can be no assurance that the Corporation will not be a PFIC for the current taxable year. In addition, the Corporation cannot predict whether the composition of its income and assets (including income and assets held indirectly) or the fair market value of its assets from time to time may result in it being treated as a PFIC in any future taxable year. Accordingly, no assurance can be given that the Corporation will not become a PFIC in subsequent taxable years.

Generally, if the Corporation is or has been treated as a PFIC for any taxable year during a U.S. Holder’s holding period of Common Shares, any “excess distribution” with respect to the Common Shares would be allocated rateably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the excess distribution and to any year before the Corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in such taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Distributions made in respect of Common Shares during a taxable year will be excess distributions to the extent they exceed 125% of the average of the annual distributions on Common Shares received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter.

Generally, if the Corporation is treated as a PFIC for any taxable year during which a U.S. Holder owns Common Shares, any gain on the disposition of the Common Shares would be treated as an excess distribution and would be allocated rateably over the U.S. Holder’s holding period and subject to taxation in the same manner as described in the preceding paragraph.

Certain elections may be available (including a “mark-to-market” or “qualified electing fund” election) to U.S. Holders in limited circumstances that may mitigate the adverse consequences resulting from PFIC status, particularly if they are made in the first taxable year during such holder’s holding period in which the Corporation is treated as a PFIC. U.S. Holders should be aware that, for each tax year, if any, that the Corporation is a PFIC, the Corporation can provide no assurances that it will make available to U.S. Holders the information such U.S. Holders require to make a “qualified electing fund” election with respect to the Corporation.

If the Corporation were to be treated as a PFIC in any taxable year, a U.S. Holder may be required to file an annual report with the IRS containing such information as the U.S. Treasury Department may require.

Each U.S. Holder should consult its own tax advisor regarding the status of the Corporation as a PFIC, the possible effect of the PFIC rules to such holder and information reporting required if the Corporation were a PFIC, as well as the availability of any election that may be available to such holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Receipt of Foreign Currency

The amount of a distribution paid in Canadian dollars or Canadian dollar proceeds received on the sale or other taxable disposition of Common Shares will generally be equal to the U.S. dollar value of such currency on the date of receipt. If any Canadian dollars received with respect to the Common Shares are later converted into U.S. dollars, U.S. Holders may realize gain or loss on the conversion. Any gain or loss generally will be treated as ordinary income or loss and generally will be from sources within the U.S. for U.S. foreign tax credit purposes. Each U.S. Holder should consult its own tax advisor concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.

Foreign Tax Credit

Subject to certain limitations, a U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign income tax paid. Dividends paid on Common Shares generally will constitute income from sources outside the United States. The foreign tax credit rules (including the limitations with respect thereto) are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules, having regard to such holder’s particular circumstances.

Information Reporting; Backup Withholding

Generally, information reporting and backup withholding will apply to distributions on, and the payment of proceeds from the sale or other taxable disposition of, the Common Shares unless (i) the U.S. Holder is a corporation or other exempt entity, or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that such U.S. Holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld generally will be creditable against a U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability provided the required information is provided to the IRS in a timely manner.

In addition, certain categories of U.S. Holders must file information returns with respect to their investment in a non-U.S. corporation. For example, certain U.S. Holders must file IRS Form 8938 with respect to certain “specified foreign financial assets” (such as the Common Shares) with an aggregate value in excess of US$50,000 (and, in some circumstances, a higher threshold). Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder’s U.S. federal income tax returns. Each U.S. Holder should consult its own tax advisor regarding application of the information reporting and backup withholding rules to it in connection with an investment in the Common Shares.

Medicare Contribution Tax

U.S. Holders that are individuals, estates or certain trusts generally will be subject to a 3.8% Medicare contribution tax on, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the Common Shares, subject to certain limitations and exceptions. Each U.S. Holder should consult its own tax advisor regarding possible application of this additional tax to income earned in connection with an investment in the Common Shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

Our SEC filings are available at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

In addition, we are required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Requests for such documents should be directed to our Corporate Secretary.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosure about Market Risk

Information relating to quantitative and qualitative disclosures about market risks is detailed in our MD&A in “Item 5 - Operating and Financial Review and Prospects” above, as well as in Note 17 to our audited consolidated financial statements contained in “Item 17 – Financial Statements” below.

Item 12.	Description of Securities other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modification to the Rights of Security Holdings and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer (CEO) and chief financial officer (CFO), has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15 (e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 28, 2014, our existing disclosure controls and procedures were effective. It should be noted that while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 28, 2014. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 28, 2014, our internal control over financial reporting was effective.

Changes in internal controls over financial reporting

No changes were made to our internal controls over financial reporting that occurred during the three month period and fiscal year ended February 28, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

We qualify as an “emerging growth company” under Section 3(a)(80) of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We qualify as an emerging growth company and therefore has not included in, or incorporated by reference into, this annual report such an attestation report as of the end of the period covered by this annual report.

Item 16.	[Reserved.]

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Valier Boivin is the “audit committee financial expert” within the meaning of “Item 16A – Audit Committee Financial Expert” of Form 20-F.

The Commission has indicated that the designation of Mr. Boivin as an audit committee financial expert does not make Mr. Boivin an “expert” for any purpose, impose any duties, obligations or liability on Mr. Boivin that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Item 16B.	Code of Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Corporation’s web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

“Audit fees” consist of fees for professional services for the audit of our annual financial statements, interim reviews and limited procedures on interim financial statements, securities filings and consultations on accounting or disclosure issues. For the fiscal year ended February 28, 2014, KPMG LLP, our external auditors, billed $214,500 to the Corporation for audit fees. For the fiscal year ended February 28, 2013, the audit fees were $68,500 to the Corporation.

Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under “Audit Fees” above. For the fiscal year ended February 28, 2014, KPMG LLP, our external auditors, billed $14,000 to the Corporation. No fees were billed as to this matter for the fiscal year ended February 28, 2013.

Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, our external auditors, billed a total of $25,500 to the Corporation for tax fees for fiscal year ended February 28, 2014 and a total of $7,500 to the Corporation for the fiscal period ended February 28, 2013. Tax fees include, but are not limited to, preparation of tax returns.

All Other Fees

The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, our external auditors, billed no fees as to this matter the fiscal years ended February 28, 2014 and February 28, 2013.

Pre-Approval Policies and Procedures

The Audit Committee approves all audit, audit-related services, tax services and other non-audit related services provided by the external auditors in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for non-audit related services pursuant to a de minimus exception prior to the completion of an audit engagement. Non-audit related services satisfy the de minimus exception if the following conditions are met:

(a) that the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

(b) that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(c) that the services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

None of the services described above under “Principal Accountant Fees and Services” were approved by the Audit Committee pursuant to the de minimus exception.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporation Governance

NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series is required to disclose in its annual report filed with the SEC, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of such NASDAQ corporate governance requirements.

We do not follow NASDAQ Marketplace Rule 5620(c), but instead follow our home country practice. The NASDAQ minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding shares of common voting stock. Our quorum requirement, as set forth in our by-laws, is that a quorum for a meeting of our holders of common shares is the attendance, in person or by proxy, of the shareholders representing 10% of our common shares. The foregoing is consistent with the laws, customs and practices in Québec and the rules and policies of the TSX-V.

Item 16H.	Mining Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Financial Statements of

ACASTI PHARMA INC.

Years ended February 28, 2014, 2013 and February 29, 2012

ACASTI PHARMA INC.

Financial Statements

Years ended February 28, 2014, 2013 and February 29, 2012

Financial Statements

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Acasti Pharma Inc.

We have audited the accompanying financial statements of Acasti Pharma Inc., which comprise the statements of financial position as at February 28, 2014 and 2013, the statements of earnings and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended February 28, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Acasti Pharma Inc. as at February 28, 2014 and 2013, and its financial performance and its cash flows for each of the years in the three-year period ended February 28, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP*

June 6, 2014

Montréal, Canada

*CPA auditor, CA, public accountancy permit no A119178

ACASTI PHARMA INC.

Statements of Financial Position

February 28, 2014 and 2013

	February 28,	February 28,
	2014	2013
Assets

Current assets:
Cash	$675,490	$1,196,568
Short-term investments (note 17 (e))	23,025,951	3,588,227
Trade and other receivables (note 4)	919,371	450,838
Receivable from corporation under common control	49,658	49,658
Receivable from parent corporation	47,140	—
Tax credits receivable (note 6)	134,120	335,501
Inventories (note 7)	261,431	222,125
Prepaid expenses	703,497	16,691

	25,816,658	5,859,608

Equipment (note 8)	38,941	19,278
Intangible assets (note 9)	19,776,204	6,291,162

Total assets	$45,631,803	$12,170,048

Liabilities and Equity

Current liabilities:
Trade and other payables (note 10)	$1,170,828	$706,883
Payable to parent corporation (note 5 (c))	—	1,210,604
Royalties payable to parent corporation (note 18)	—	528,885

	1,170,828	2,446,372

Derivative warrant liabilities (note 11 (d))	11,181,475	—

Total liabilities	12,352,303	2,446,372

Equity:
Share capital (note 11 (a))	61,027,307	28,922,710
Warrants (note 11 (d))	406,687	406,687
Contributed surplus	3,501,587	438,711
Deficit	(31,656,081)	(20,044,432)

Total equity	33,279,500	9,723,676

Commitments (note 18)
Subsequent event (note 22)

Total liabilities and equity	$45,631,803	$12,170,048

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Ronald Denis Dr. Ronald Denis Chairman of the Board	/s/ Valier Boivin Valier Boivin Director

ACASTI PHARMA INC.

Statements of Earnings and Comprehensive Loss

Years ended February 28, 2014, 2013, and February 29, 2012

	February 28,	February 28,	February 29,
	2014	2013	2012
Revenue from sales	$500,875	$724,196	$10,415
Cost of sales (note 7)	(291,853)	(406,371)	(5,077)

Gross profit	209,022	317,825	5,338

Revenue from research contracts (note 5)	—	—	115,966
General and administrative expenses	(6,711,533)	(4,288,542)	(3,529,384)
Research and development expenses, net of tax credits of $269,591 (2013 - $370,259; 2012 - $453,316)	(4,297,195)	(3,009,016)	(3,104,762)

Results from operating activities	(10,799,706)	(6,979,733)	(6,512,842)

Finance income (note 13)	32,256	47,241	43,143
Finance costs (note 13)	(1,625,785)	(2,685)	(8,962)
Foreign exchange gain (loss)	781,586	42,817	(22,272)

Net finance (cost) income	(811,943)	87,373	11,909

Net loss and total comprehensive loss for the year	$(11,611,649)	$(6,892,360)	$(6,500,933)

Basic and diluted loss per share (note 15)	$(0.14)	$(0.09)	$(0.10)

Weighted average number of shares outstanding (note 15)	84,368,933	72,754,436	67,231,636

See accompanying notes to financial statements

ACASTI PHARMA INC.

Statements of Changes in Equity

Years ended February 28, 2014, 2013 and February 29, 2012

	Share capital			Contributed
	Number	Dollar	Warrants	surplus	Deficit	Total
Balance, February 28, 2013	73,107,538	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

Net loss and total comprehensive loss for the year	—	—	—	—	(11,611,649)	(11,611,649)

	73,107,538	28,922,710	406,687	438,711	(31,656,081)	(1,887,973)

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Public offering (note 11(b))	18,400,000	12,396,535	—	—	—	12,396,535
Private placement (note 11 (c))	1,616,542	2,067,605	—	—	—	2,067,605
Issuance of shares on royalty prepayment (note 18)	6,750,000	15,496,000	—	—	—	15,496,000
Share-based payment transactions (note 14)	—	—	—	3,441,719	—	3,441,719
Warrants exercised (note 11 (g))	5,432,350	1,358,088	—	—	—	1,358,088
Share options exercised (note 14)	296,500	492,289	—	(84,763)	—	407,526
RSUs released (note 14)	259,249	294,080	—	(294,080)	—	—

Total contributions by and distributions to owners	32,754,641	32,104,597	—	3,062,876	—	35,167,473

Balance at February 28, 2014	105,862,179	$61,027,307	$406,687	$3,501,587	$(31,656,081)	$33,279,500

Balance, February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

Net loss and total comprehensive loss for the year	—	—	—	—	(6,892,360)	(6,892,360)

	72,636,888	28,614,550	313,315	(1,306,451)	(20,044,432)	7,576,982

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions (notes 11 (d) and 14)	—	—	93,372	1,823,845	—	1,917,217
Warrants exercised (note 11(g))	353,150	88,289	—	—	—	88,289
Share options exercised (note 14)	117,500	219,871	—	(78,683)	—	141,188

Total contributions by and distributions to owners	470,650	308,160	93,372	1,745,162	—	2,146,694

Balance at February 28, 2013	73,107,538	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

See accompanying notes to financial statements.

ACASTI PHARMA INC.

Statements of Changes in Equity

Years ended February 28, 2014, 2013 and February 29, 2012

	Share capital		Warrants	Contributed
	Number	Dollar	and rights	surplus	Deficit	Total
Balance, February 28, 2011	59,174,444	$12,174,901	$—	$181,074	$(6,651,139)	$5,704,836

Net loss and total comprehensive loss for the year	—	—	—	—	(6,500,933)	(6,500,933)

	59,174,444	12,174,901	—	181,074	(13,152,072)	(796,097)

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Issuance of shares through private placement (note 11 (d))	1,500,000	1,978,600	—	—	—	1,978,600
Conversion of convertible redeemable shares (note 11 (e))	5,260,000	4,052,000	—	—	—	4,052,000
Share-based payment transactions (notes 11 (d) and 14)	—	—	313,315	1,007,256	—	1,320,571
Warrants exercised (note 11(g))	214,500	55,500	—	—	—	55,500
Share options exercised (note 14)	42,500	13,252	—	(4,501)	—	8,751
Issuance of rights (note 11 (f))	—	—	2,490,280	(2,490,280)	—	—
Rights exercised (note 11 (f))	6,445,444	10,340,297	(2,490,280)	—	—	7,850,017

Total contributions by and distribution to owners	13,462,444	16,439,649	313,315	(1,487,525)	—	15,265,439

Balance at February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

See accompanying notes to financial statements.

ACASTI PHARMA INC.

Statements of Cash Flows

Years ended February 28, 2014, 2013 and February 29, 2012

	February 28,	February 28,	February 29,
	2014	2013	2012
Cash flows used in operating activities:
Net loss for the year	$(11,611,649)	$(6,892,360)	$(6,500,933)
Adjustments:
Depreciation of equipment	5,337	7,886	10,745
Amortization of intangible asset	1,768,500	657,144	657,142
Stock-based compensation	3,441,719	1,917,217	1,320,571
Net finance cost (income)	811,943	(87,373)	(11,909)
Realized foreign exchange (loss) gain	(92,944)	12,669	(12,788)

	(5,677,094)	(4,384,817)	(4,537,172)
Changes in non-cash operating working capital items:
Trade and other receivables	(468,533)	(8,120)	(250,278)
Receivable from parent corporation and corporation under common control	(47,140)	—	(37,277)
Tax credits receivable	201,381	254,901	(349,102)
Inventories	(39,306)	377,331	(599,456)
Prepaid expenses	(686,806)	24,959	(27,219)
Trade and other payables	463,945	(288,779)	485,057
Payable to parent corporation	(417,167)	995,832	(220,538)
Royalties payable to parent corporation	(133,817)	479,801	(78,936)

	(1,127,443)	1,835,925	(1,077,749)

Net cash used in operating activities	(6,804 537)	(2,548,892)	(5,614,921)

Cash flows from (used in) investing activities:
Interest received	98,132	1,778	8,126
Acquisition of equipment	(25,000)	—	—
Acquisition of intangible assets	(123,610)	(103,068)	—
Acquisition of short-term investments	(25,395,800)	—	(7,500,000)
Maturity of short-term investments	6,000,000	2,000,000	4,500,000

Net cash (used in) from investing activities	(19,446,278)	1,898,710	(2,991,874)

Cash flows from financing activities:
Net proceeds from public offering (note 11 (b))	21,953,200	—	—
Net proceeds from private placement (note 11 (c))	2,067,605	—	1,978,600
Net proceeds from exercise of rights	—	—	7,850,017
Proceeds from exercise of warrants and options	972,177	229,477	64,251
Share issue costs (note 18)	(29,000)	—	—
Interest paid	(975)	(2,685)	(8,962)

Net cash from financing activities	24,963,007	226,792	9,883,906

Foreign exchange gain (loss) on cash held in foreign currencies	766,730	30,148	(9,484)

Net decrease in cash	(521,078)	(393,242)	1,267,627

Cash, beginning of year	1,196,568	1,589,810	322,183

Cash, end of year	$675,490	$1,196,568	$1,589,810

Supplemental cash flow disclosure:
Non-cash transactions:
Issuance of common shares (note 18)	$15,525,000	$—	$—
Royalties settled through issuance of shares (note 18)	395,068	—	—
Acquisition of intangible asset (note 18)	15,129,932	—	—
Exercise of warrants by Neptune applied against payable	793,437	—	—
Conversion of convertible redeemable shares (note 11)	—	—	$4,052,000

See accompanying notes to financial statements.

ACASTI PHARMA INC.

Notes to Financial Statements

Years ended February 28, 2014, 2013 and February 29, 2012

1.	Reporting entity

Acasti Pharma Inc. (the “Corporation”) is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. The Corporation is a subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”) (the Corporation, the parent and NeuroBioPharm Inc., a sister corporation, collectively referred to as the “group”).

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill. The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans. Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through public offering and private placement of common shares, proceeds from exercises of warrants, rights and options and research tax credits. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.	Basis of preparation

(a)	Statement of compliance:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on May 21, 2014.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is initially measured at fair value as detailed in Note 3(f) (ii); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (note 11(b)).

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired (Note 3 (e) (ii)).

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (Note 11 (b)) and stock-based compensation (Note 14).

•	Allocation of shared costs amongst the Neptune group companies (Note 5).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

(a)	Financial instruments:

(i)	Non-derivative financial assets:

The Corporation has the following non-derivative financial assets: cash, short-term investments and receivables.

The Corporation initially recognizes loans and receivables on the date that they are originated.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, short-term investments, and receivables with maturities of less than one year.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Corporation’s cash management are included as a component of cash and cash equivalents for the purpose of the statements of cash flows.

(ii)	Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.

The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: trade and other payables and payables to parent corporation.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(a)	Financial instruments (continued):

(iii)	Share capital:

Common shares

Class A common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Corporation’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

(iv)	Compound financial instruments:

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

(v)	Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit and loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

(vi)	Other equity instruments:

Warrants, options and rights issued outside of share-based payment transactions that do not meet the definition of a derivative financial instrument are recognized in equity.

(b)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials is based on the weighted-average cost method. The cost of finished goods and work in progress is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(c)	Equipment:

(i)	Recognition and measurement:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized net within ‘‘other income or expenses’’ in profit or loss.

(ii)	Subsequent costs:

The cost of replacing a part of an equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives and rates for the current and comparative years are as follows:

Assets	Method	Period/Rate
Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	3 - 4years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively if appropriate.

(d)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. As of the reporting years presented, the Corporation has not capitalized any development expenditure.

(ii)	Other intangible assets:

Licenses

Licenses that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. Patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(d)	Intangible assets (continued):

(iv)	Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative years are as follows:

Assets	Period
License	8 to 14 years
Patents	20 years

(e)	Impairment:

(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories and tax credits receivable are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

(e)	Impairment (continued):

(ii)	Non-financial assets (continued):

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(f)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

Share-based payment transactions include those initiated by Neptune for the benefit of administrators, officers, employees and consultants that provide services to the consolidated group. The Corporation is under no obligation to settle these arrangements and, therefore, also accounts for them as equity-settled share-based payment transactions.

The expense recognized by the Corporation under these arrangements corresponds to the estimated fraction of services that the grantees provide to the Corporation out of the total services they provide to the Neptune group of corporations.

(f)	Employee benefits (continued):

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(g)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation; or the amount of the obligation cannot be estimated reliably.

(h)	Revenue:

(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

(ii)	Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(i)	Government grants:

Government grants consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

(i)	Government grants (continued):

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(j)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the year in which they are incurred.

(k)	Foreign currency:

Transactions in foreign currencies are translated into the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in profit or loss.

(l)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative liabilities at fair value through profit or loss, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest expense as a component of financing activities in the statements of cash flows.

(m)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

(m)	Income tax (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)	Earnings per share:

The Corporation presents basic and diluted earnings per share (“EPS”) data for its Class A shares. Basic EPS is calculated by dividing the profit or loss attributable to the holders of Class A shares of the Corporation by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the holders of Class A shares and the weighted average number of Class A shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants, rights and share options granted to employees.

(o)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses. The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases. The majority of the Corporation’s assets are located in Canada.

(p)	Changes in accounting policies:

Accounting changes in 2014:

(i)	Fair value measurement:

IFRS 13, Fair Value Measurement, replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The application of the IFRS 13 did not have a material impact on the financial statements.

Future accounting changes:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2014, and have not been applied in preparing these financial statements.

(i)	Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

4.	Trade and other receivables:

	February 28, 2014	February 28, 2013
Trade receivables	$395,128	$175,420
Sales taxes receivable	524,243	92,213
Accrued and other receivables	—	183,205

	$919,371	$450,838

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in Note 17.

5.	Related parties:

(a)	Administrative and research and development expenses:

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
Administrative costs	$1,037,766	$943,264	$949,728
Research and development costs, before tax credits	545,908	678,439	731,851
Royalties (note 18)	228,219	450,342	257,807

	$1,811,893	$2,072,045	$1,939,386

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune. As at February 28, 2014, an amount of $320,349 is included in prepaid expenses relating to these charges (nil in 2013).

(b)	Revenue from sales:

The Corporation recognized sales to Neptune in the amount of nil during the year ended February 28, 2014 ($41,000 in 2013 and nil in 2012). These transactions are in the normal course of operations.

(c)	Revenue from research contracts:

The Corporation charged Neptune and a corporation under common control for research and development work performed for their benefit in the amount of $92,703 and $23,263, respectively, during the year ended February 29, 2012 (nil in 2014 and 2013). These transactions are in the normal course of operations.

(d)	Payables to parent corporation:

Payables to parent corporation had no specified maturity date for payment or reimbursement and did not bear interest.

(e)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation (3% in 2013 and 2012).

Key management personnel compensation includes the following for the years ended February 28, 2014, 2013 and February 29, 2012:

	February 28, 2014	February 28, 2013	February 29, 2012
Short-term employee benefits	$630,569	$806,596	$698,382
Share-based compensation costs	2,439,254	1,504,471	546,939

	$3,069,823	$2,311,067	$1,245,321

6.	Tax credits receivable:

Tax credits comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

Unrecognized federal tax credits may be used to reduce future income tax and expire as follows:

2029	$11,000
2030	40,000
2031	45,000
2032	431,000
2033	442,000
2034	440,000

$1,409,000

7.	Inventories:

	February 28, 2014	February 28, 2013
Raw materials	$39,753	$44,772
Work in progress	219,593	1,033
Finished goods	2,085	176,320

	$261,431	$222,125

For the year ended February 28, 2014, the cost of sales of $291,853 ($406,371 in 2013 and $5,077 in 2012) was comprised of inventory costs of $284,410 ($391,821 in 2013 and $5,077 in 2012) which consisted of raw materials, changes in work in progress and finished goods, and other costs of $7,443 ($14,550 in 2013 and nil in 2012).

8.	Equipment:

	Furniture and office equipment	Computer equipment	Deposit on equipment	Total
Cost:
Balance at February 28 , 2011, February 29, 2012 and February 28, 2013	$58,706	$3,691	$—	$62,397
Additions	—	—	25,000	25,000

Balance at February 28, 2014	58,706	3,691	25,000	87,397

Accumulated depreciation:
Balance at February 28, 2011	23,143	1,345	—	24,488
Depreciation for the year	9,638	1,107	—	10,745

Balance at February 29, 2012	32,781	2,452	—	35,233
Depreciation for the year	6,952	934	—	7,886

Balance at February 28, 2013	39,733	3,386	—	43,119
Depreciation for the year	5,032	305	—	5,337

Balance at February 28, 2014	$44,765	$3,691	$—	$48,456

Net carrying amounts:
February 28, 2013	$18,973	$305	$—	$19,278
February 28, 2014	13,941	—	25,000	38,941

Depreciation expense for the years ended February 28, 2014, 2013 and February 29, 2012 has been recorded in “general and administrative expenses” in the statements of earnings and comprehensive loss.

9.	Intangible assets:

	Patents	License	Total
Cost:
Balance at February 28, 2011 and February 29, 2012	$—	$9,200,000	$9,200,000
Additions	103,068	—	103,068

Balance at February 28, 2013	103,068	9,200,000	9,303,068
Additions (note 18)	123,610	15,129,932	15,253,542

Balance at February 28, 2014	226,678	24,329,932	24,556,610

Accumulated amortization:
Balance at February 28, 2011	—	1,697,620	1,697,620
Amortization for the year	—	657,142	657,142

Balance at February 29, 2012	—	2,354,762	2,354,762
Amortization for the year	—	657,144	657,144

Balance at February 28, 2013	—	3,011,906	3,011,906
Amortization for the year	906	1,767,594	1,768,500

Balance at February 28, 2014	$906	$4,779,500	$4,780,406

Net carrying amounts:
February 28, 2013	$103,068	$6,188,094	$6,291,162
February 28, 2014	225,772	19,550,432	19,776,204

Amortization expense for the years ended February 28, 2014, 2013 and February 29, 2012 has been recorded in “general and administrative expenses” in the statements of earnings and comprehensive loss.

10.	Trade and other payables:

	February 28, 2014	February 28, 2013
Trade payables	$319,683	$325,115
Accrued liabilities and other payables	613,526	160,572
Employee salaries and benefits payable	237,619	221,196

	$1,170,828	$706,883

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in Note 17.

11.	Capital and other components of equity

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares:

•	Class A shares, voting (one vote per share), participating and without par value

•	Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions. [1]

•	Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions. [1]

•	Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares. Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions. [1]

[1]	None issued and outstanding

	Class A shares (classified as equity)
	Number outstanding	Amount
Balance February 28, 2014	105,862,179	$61,027,307
Balance February 28, 2013	73,107,538	28,922,710
Balance February 29, 2012	72,636,888	28,614,550

(b)	Public offering:

On December 3, 2013, the Corporation closed a public offering issuing 18,400,000 units of Acasti (“Units”) at a price of US$1.25 per Unit for gross proceeds of $24,492,700 (US$23,000,000). Each Unit consists of one Class A share and one Common Share purchase warrant (“Warrant”) of Acasti. Each Warrant entitles the holder to purchase one Class A share at an exercise price of US$1.50, subject to adjustment, at any time until December 3, 2018.

The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The proceeds of the offering are required to be split between the Derivative warrant liabilities and the equity-classified Class A share at the time of issuance of the Units. The fair value of the Derivative warrant liabilities at the time of issuance was determined to be $10,674,045 and the residual of the proceeds was allocated to the Class A share. Total issue costs related to this transaction amounted to $2,539,500. The issue costs have been allocated between the Warrants and Class A shares based on relative value. The portion allocated to the Warrants was recognized in finance costs whereas the portion allocated to Class A shares was recognized as a reduction to share capital.

11.	Capital and other components of equity (continued):

(b)	Public offering (continued):

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	February 28, 2014		December 3, 2013
Exercise price	US$	1.50	US$	1.50

Share price		$1.27		$1.23

Dividend		—		—
Risk-free interest		1.41%		1.40%
Estimated life		4.76 years		5.00 years
Expected volatility		66.47%		67.62%

The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.61 per warrant as at February 28, 2014. Changes in the fair value of the Warrants are recognized in finance costs.

(c)	Private placement 2014:

On February 7, 2014, the Corporation closed a private placement financing for gross proceeds of $2,150,000 from The Fiera Capital QSSO II Investment Fund Inc. for 1,616,542 Units at $1.33 per Unit. Each Unit consists of one Class A share and one Common Share purchase warrant (“Warrant”) of Acasti. Each Warrant entitles the holder to purchase one Class A share at an exercise price of $1.60, subject to adjustment, at any time until December 3, 2018. The Class A shares and Warrants are equity-classified for accounting purposes. The proceeds were allocated to Share Capital. Total issue costs related to this transaction amounted to $82,395 and were recognized as a reduction to share capital.

(d)	Private placement:

On February 13, 2012, the Corporation closed a private placement financing for gross proceeds of $1,993,600 from Neptune and an officer of the Corporation.

Half of the proceeds came from Neptune for 750,000 common shares at $1.33 per share. The other portion of the proceeds came from an officer of the Corporation for 750,000 common shares at $1.33 per share and warrants (the “Series 6” and “Series 7” warrants) to purchase 750,000 additional shares. The warrants to purchase additional shares will be exercisable at a price of $1.50 per share until February 10, 2015. Total issue costs related to these transactions amounted to $15,000.

The warrants issued to the officer were determined to constitute stock-based compensation. Series 7 allows the holder to purchase one Class A share subject to the achievement of certain agreed upon and predefined milestones. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants). The Corporation recognized an expense of nil for these grants for the year ended February 28, 2014 ($93,372 in 2013 and $313,315 in 2012).

11.	Capital and other components of equity (continued):

(d)	Private placement (continued):

The fair value of the warrants that are not subject to market condition was estimated according to the Black-Scholes option pricing model based on the following assumptions:

2012
Dividend yield	—
Risk-free interest rate	1.13%
Estimated life	3 years
Expected volatility	85.77%

The fair value of the warrants subject to market conditions was estimated using a binomial model using the same assumptions as above, as well as factors that reflect the probability of the conditions being met.

The fair value of warrants granted was determined to be $0.83 per warrant.

(e)	On March 21, 2011, the outstanding convertible redeemable Class B and Class C shares, 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis (the “Conversion”). Following the Conversion, the liability for convertible redeemable shares in the amount of $4,052,000 was extinguished.

(f)	Rights:

On July 5, 2011, the Corporation issued to the holders of outstanding Class A shares transferable rights to subscribe to Class A shares. Each registered holder of Class A shares received one right for each Class A share held, representing a total of 64,454,444 rights. Ten rights plus the sum of $1.25 are required to subscribe to one Class A share. On September 14, 2011, the offering expired oversubscribed and, accordingly, the maximum number of shares available for issuance was issued for a total of 6,445,444 shares representing gross proceeds of $8,056,805. Transaction costs related to the rights offering amounted to $206,788.

(g)	Warrants:

The warrants of the Corporation are composed of the following as at February 28, 2014, 2013 and February 29, 2012:

		February 28, 2014		February 28, 2013
	Number outstanding	Amount	Number outstanding	Amount
Liability
Series 8 Public offering warrants 2014 (b)	18,400,000	$11,181,475	—	$—

	18,400,000	11,181,475	—	—

Equity
Series 4 warrants	—	—	5,432,350	—
Private placement warrants
Series 9 Private placement warrants 2014 (c)	1,616,542	—	—	—
Series 6 warrants (d)	375,000	306,288	375,000	306,288
Series 7 warrants (d)	375,000	100,399	375,000	100,399

	2,366,542	$406,687	6,182,350	$406,687

(g)	Warrants (continued):

	February 29, 2012
	Number outstanding	Amount
Liability
Series 8 Public offering warrants 2014 (b)	—	$—

	—	—

Equity
Series 4 warrants	5,785,500	—
Private placement warrants
Series 9 Private placement warrants 2014 (c)	—	—
Series 6 warrants (d)	375,000	306,288
Series 7 warrants (d)	375,000	7,027

	6,535,500	$313,315

•	Series 4 warrants allowed the holder to purchase one Class A share for $0.25 per share until October 8, 2013. During the year ended February 28, 2014, 5,432,350 warrants (353,150 in 2013 and 214,500 in 2012) have been exercised for a total consideration of $1,358,088 ($88,289 in 2013 and $55,500 in 2012).

12.	Personnel expenses:

	February 28, 2014	February 28, 2013	February 29, 2012
Salaries and other short-term employee benefits	$1,368,141	$1,486,391	$1,507,026
Share-based compensation	3,423,243	1,871,224	1,295,502

	$4,791,384	$3,357,615	$2,802,528

Share-based compensation does not include $18,476 (2013 - $45,993 and 2012 $25,069) of compensation to consultants.

13.	Finance income and finance costs:

(a)	Finance income:

	February 28, 2014	February 28, 2013	February 29, 2012
Interest income	$32,256	$47,241	$43,143

(b)	Finance costs:

	February 28, 2014	February 28, 2013	February 29, 2012
Interest charges	$(975)	$(2,685)	$(8,962)
Warrants issue cost (Note 11 (b))	(1,117,380)	—	—
Change in fair value of Derivative warrant liabilities (Note 11 (b))	(507,430)	—	—

	$(1,625,785)	$(2,685)	$(8,962)

14.	Share-based payments:

At February 28, 2014, the Corporation has the following share-based payment arrangements:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants of the group. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant. Under this plan, the maximum number of options that can be issued is 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On June 27, 2013, the Corporation’s shareholders approved the renewal of the Corporation stock option plan, under which the maximum number of options that can be issued is 7,317,128, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval. The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

Activities within the plan are detailed as follows:

	Year ended February 28, 2014		Year ended February 28, 2013
	Weighted average exercise price	Number of options	Weighted average exercise price	Number or options
Outstanding at beginning of year	$1.55	5,216,250	$1.15	3,347,500
Granted	2.23	297,500	2.14	2,350,000
Exercised	1.37	(296,500)	1.20	(117,500)
Forfeited	2.06	(306,250)	1.80	(363,750)

Outstanding at end of year	$1.57	4,911,000	$1.55	5,216,250

Exercisable at end of year	$1.39	3,412,165	$1.14	2,421,832

14.	Share-based payments (continued):

(a)	Corporation stock option plan (continued):

	Year ended February 29, 2012
	Weighted average exercise price	Number or options
Outstanding at beginning of year	$0.25	800,000
Granted	1.42	2,660,000
Exercised	0.25	(42,500)
Forfeited	1.43	(70,000)

Outstanding at end of year	$1.15	3,347,500

Exercisable at end of year	$0.69	1,172,500

	2014
	Options outstanding		Exercisable options
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighed average exercise price $	Number of options exercisable
$0.25 - $ 1.00	4.64	682,500	0.25	682,500
$1.01 - $ 1.50	2.30	1,991,250	1.40	1,701,250
$1.51 - $ 2.00	0.76	115,000	1.80	100,000
$2.01 - $ 2.50	2.93	2,051,000	2.13	893,415
$2.51 - $ 2.75	1.90	71,250	2.75	35,000

	2.85	4,911,000	1.39	3,412,165

Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year:

	2014	2013	2012
Exercise price	$2.23	$2.14	$1.42
Share price	$1.88	$2.13	$1.39
Dividend	—	—	—
Risk-free interest	1.11%	1.32%	1.86%
Estimated life	2.49 years	4.04 years	4.01 years
Expected volatility	64.81%	71.48%	76.28%

14.	Share-based payments (continued):

(a)	Corporation stock option plan (continued):

The weighted average of the fair value of the options granted to employees during the year ended February 28, 2014 is $0.67 (2013 - $1.14) and 2012 - $0.79). There were no options granted to non-employees during the years ended February 28, 2014, 2013 and February 29, 2012.

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2014 was $3.77 (2013 - $2.44 and 2012 - $1.62). The portion of services employees provided to the Corporation was estimated to be 49% of services provided to the group (2013 – 50% and 2012 – 43%). Accordingly, stock-based compensation recognized under this plan amounted to $501,479 for the year ended February 28, 2014 (2013 - $977,690 and 2012 - $393,798).

(b)	Corporation equity incentive plan:

In May 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the group which was subject to the approval of the TSX Venture Exchange (“TSX”) and the shareholders of Acasti. The plan was subsequently approved by the TSX and the shareholders’ approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, the Corporation granted to board members, executive officers, employees and consultants of the group a total of 1,060,000 Restrictive Share Units (the “APO RSUs”) under the Corporation Equity Incentive Plan. APO RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest upon achievement of the performance objectives identified by the Corporation. Performance objectives are based in part on the Corporation’s specific and global goals, but also on each holder’s individual performance. The fair value of the APO RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $2.89 per unit.

Activities within the plan are detailed as follows:

Number of RSU
Outstanding at March 1, 2013	—
Granted	1,060,000
Released	(259,249)
Forfeited	(25,750)

Outstanding at February 28, 2014	775,001

The portion of services employees provided to the Corporation was estimated to be 44% of services provided to the group. Accordingly, stock-based compensation recognized under this plan amounted to $745,556 for the year ended February 28, 2014.

14.	Share-based payments (continued):

(c)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of directors, officers, employees and consultants that provide services to its consolidated group, including the Corporation. The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

During the year ended February 28, 2014, Neptune granted 1,640,000 Neptune stock options to group employees (2013 – 5,520,000 and 2012 – 1,575,000). The options granted are vesting over a period of 18 months, subject to continued service. The fair value of the options granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

	2014	2013	2012
Exercise price	$3.11	$3.23	$3.05
Share price	$2.94	$3.06	$2.82
Dividend yield	—	—	—
Risk-free interest rate	0.50%	1.15%	1.17%
Estimated life	1.99 years	2.71 years	2.67 years
Expected volatility	64.42%	65.18%	72.52%

The weighted average of the fair value of the options granted to employees during the year is $0.84 per share (2013 - $1.15 and 2012 -$1.23). The portion of services provided to the Corporation was estimated to be 18% of the total services provided to the group (2013 - 13% and 2012 - 25%), representing stock-based compensation in the amount of $782,285 for the year ended February 28, 2014 (2013 - $663,484 and 2012 - $487,894).

(ii)	Neptune equity incentive plan:

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the group which was subject to the approval of the TSX and the shareholders of Neptune. The plan was subsequently approved by the TSX and the shareholders’ approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 21, 2013, Neptune granted to board members, executive officers, employees and consultants of the group a total of 1,191,000 Restrictive Share Units (‘’RSUs’’) under the Neptune equity incentive plan. Neptune RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by Neptune. Performance objectives are based in part on Neptune’s specific and global goals, but also on each holder’s individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $3.32 per unit.

The portion of services provided to the Corporation was estimated to be 30% of the total services provided to the group, representing stock-based compensation in the amount of $832,261 for the year ended February 28, 2014.

(iii)	Neptune-owned NeuroBioPharm Inc. warrants:

During the year ended February 28, 2014, Neptune granted rights over 210,000 NeuroBioPharm Inc. Series 2011-2 warrants to group employees (2013 – 875,000 and 2012 – 2,174,279). The rights granted are subject to continued service or having reached four years of continued service for directors. The fair value of the rights granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

14.	Share-based payments (continued):

(c)	Neptune stock-based compensation plan (continued):

(iii)	Neptune-owned NeuroBioPharm Inc. warrants (continued):

	2014	2013	2012
Exercise price	$0.78	$0.75	$0.67
Share price	$0.10	$0.10	$0.10
Dividend yield	—	—	—
Risk-free interest rate	0.76%	1.21%	1.81%
Estimated life	2.38 years	2.95 years	3.09 years
Expected volatility	67.71%	73.30%	75%

The weighted average of the fair value of the rights granted to employees during the years ended February 28, 2014, 2013 and February 29, 2012 is $0.01 per share. The portion of services those employees provide to the Corporation was estimated to be 50% of the total services they provide to the group (2013 - 49% and 2012 – 34%), representing stock-based compensation in the amount of $2,182 for the year ended February 28, 2014 (2013 - $24,025 and 2012 - $27,931).

(iv)	Neptune-owned Acasti warrants:

During the years ended February 28, 2014 and 2013, no rights were granted over Neptune-owned Acasti warrants or shares to group employees (540,000 in 2012). The rights granted in the year ended February 29, 2012 are vesting gradually until February 10, 2015, subject to continued service or having reached four years of continued service for directors. The fair value of the rights granted in 2012 has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

2012
Exercise price	$1.42
Share price	$1.21
Dividend yield	—
Risk-free interest rate	1.71%
Estimated life	2.38 years
Expected volatility	71.56%

The weighted average of the fair value of the rights granted to employees during the year ended February 29, 2012 is $0.51 per share. The portion of services those employees provide to the Corporation was estimated to be 100% of the total services they provide to the group (2013 - 88% and 2012 – 65%), representing stock-based compensation in the amount of $1,471 for the year ended February 28, 2014 (2013 - $144,438 and 2012 - $97,633).

14.	Share-based payments (continued):

(c)	Neptune stock-based compensation plan (continued):

(v)	Neptune-owned NeuroBioPharm Inc. call-options:

During the year ended February 28, 2014, Neptune granted 1,925,000 call-options on NeuroBioPharm shares to group employees (2013 – 2,500,000 and nil in 2012). The fair value of the call-options granted during the year has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

	2014	2013
Exercise price	$1.00	$0.75
Share price	$0.10	$0.10
Dividend yield	—	—
Risk-free interest rate	1.26%	1.12%
Estimated life	2.45 years	2.89 years
Expected volatility	71.19%	64.71%

The weighted average of the fair value of the call-options granted to employees during the years ended February 28, 2014 and 2013 is negligible. The portion of services those employees provide to the Corporation was estimated to be 20% of the total services they provide to the group (2013 – 21%), representing stock-based compensation in the amount of $787 for the year ended February 28, 2014 (2013 - $390).

(vi)	Neptune-owned Acasti call-options:

During the year ended February 28, 2014, Neptune granted 1,975,000 call-options on Acasti shares to group employees (2013 – 2,345,000 and nil in 2012). The fair value of the call-options granted during the year has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

	2014	2013
Exercise price	$3.00	$2.75
Share price	$2.89	$2.69
Dividend yield	—	—
Risk-free interest rate	1.26%	1.13%
Estimated life	2.45 years	2.89 years
Expected volatility	62.63%	82.25%

The weighted average of the fair value of the call-options granted to employees during the year ended February 28, 2014 is $1.08 per share (2013 - $1.39). The portion of services those employees provide to the Corporation was estimated to be 36% of the total services they provide to the group (2013 – 26%), representing stock-based compensation in the amount of $562,407 for the year ended February 28, 2014 (2013 - $107,190).

(d)	NeuroBioPharm Inc. Share Bonus plan:

In May 2013, the Board of Directors approved an equity incentive plan for group employees, directors and consultants of NeuroBioPharm Inc. which was subject to the approval of the Toronto Stock Exchange and the shareholders of NeuroBioPharm. The plan was subsequently approved by the Toronto Stock Exchange and the shareholders’ approval was obtained on June 27, 2013. The plan provides for the issuance of share bonus awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, NeuroBioPharm Inc. granted a total of 832,000 Share Bonus Awards under the NeuroBioPharm Share Bonus Plan (“SBAs”) to group employees. NeuroBioPharm SBAs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by NeuroBioPharm. Performance objectives are based in part on the NeuroBioPharm’s specific and global goals, but also on each holder’s individual performance. The fair value of the SBAs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the SBAs granted was $0.10 per unit.

The portion of services provided to the Corporation was estimated to be 29% of the total services provided to the group, representing stock-based compensation in the amount of $13,291 for the year ended February 28, 2014.

15.	Loss per share:

The calculation of basic loss per share at February 28, 2014 was based on the net loss attributable to holders of Class A shares of the Corporation of $11,611,649 (2013 - $6,892,360, 2012 - $6,500,933) and a weighted average number of common shares outstanding of 84,368,933 (2013 – 72,754,436, 2012 – 67,231,636).

Diluted loss per share was the same amount as basic loss per share, as the effect of options, RSUs and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options, RSUs and warrants could potentially be dilutive in the future.

16.	Income taxes:

Deferred tax expense:

	2014	2013	2012
Origination and reversal of temporary differences	$1,932,370	$1,235,673	$865,847
Change in unrecognized deductible temporary differences	(1,932,370)	(1,235,673)	(865,847)

Deferred tax expense	—	—	—

Reconciliation of effective tax rate:

	2014	2013	2012
Loss before income taxes	$(11,611,649)	$(6,892,360)	$(6,500,933)

Income tax at the combined Canadian statutory rate	$(3,123,534)	$(1,854,045)	$(1,830,013)
Increase resulting from:
Change in unrecognized deductible temporary differences	1,932,370	1,235,673	865,847
Non-deductible stock-based compensation	925,823	515,732	371,741
Non-deductible change in fair value	136,499	—	—
Permanent differences and other	128,842	102,640	592,425

Total tax expense	—	—	—

The applicable statutory tax rates are 26.9% in 2014 and 2013 and 28.15% in 2012. The decrease is due to the reduction of the Federal income tax rate in 2013.

Unrecognized deferred tax assets:

At February 28, 2014 and 2013, the deferred tax assets, which have not been recognized in these financial statements because the criteria for recognition of these assets were not met, were as follows:

	2014	2013
Tax losses carried forward	$3,295,000	$2,570,000
Research and development expenses	2,196,000	1,185,000
Property, plant and equipment and intangible assets	240,000	186,000
Other deductible temporary differences	594,000	40,000

Unrecognized deferred tax assets	$6,325,000	$3,981,000

16.	Income taxes (continued):

As at February 28, 2014, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income, were as follows:

	Federal	Provincial
Tax losses carried forward
2029	$714,000	$714,000
2030	1,627,000	1,621,000
2031	2,071,000	2,063,000
2032	2,262,000	2,241,000
2033	1,854,000	1,825,000
2034	3,751,000	3,751,000

	$12,279,000	$12,215,000

Research and development expenses, without time limitation	$7,550,000	$8,941,000

Other deductible temporary differences, without time limitation	$3,099,000	$3,099,000

17.	Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, foreign currency risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting year.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2014, the Corporation has eight trade debtors (seven in 2013). Most sales’ payment terms are set in accordance with industry practice. One customer represents 100% (one customer represented 97% as at February 28, 2013) of total trade accounts included in trade and other receivables as at February 28, 2014.

Most of the Corporation’s customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers’ credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer’s maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation’s low credit loss experience will continue.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to earnings unless the loss has been provided for in prior years, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2014 and 2013 were as follows:

	2014	2013
Current	$196,010	$185
Past due 0-30 days	—	—
Past due 31-120 days	24,006	174,860
Past due 121-180 days	177,682	2,945

Trade receivables	397,698	177,990

Less allowance for doubtful accounts	(2,570)	(2,570)

	$395,128	$175,420

The allowance for doubtful accounts is for customer accounts over 121 days past due. There was no movement in allowance for doubtful accounts in respect of trade receivables during the year ended February 28, 2014.

(b)	Currency risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation’s operating results.

All of the Corporation’s revenues are in US dollars. A portion of the expenses, mainly related to research contracts, is made in US dollars. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 28, 2014	February 28, 2013
	US$	US$
Cash	360,691	684,933
Short-term investments	15,504,707	—
Trade and other receivables	397,743	177,990
Trade and other payables	(260,218)	(81,849)

	16,002,923	781,074

The following exchange rates are those applicable to the following periods and dates:

	February 28, 2014		February 28, 2013
	Average	Reporting	Average	Reporting
US$ per CAD	1.0466	1.1074	1.0098	1.0314

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net profit as follows, assuming that all other variables remained constant:

	February 28,	February 28,
	2014	2013
	US$	US$
Increase in net profit	800,146	39,054

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at February 28, 2014 and 2013 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.

17.	Financial instruments (continued):

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation’s operating budgets, and reviews the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 28, 2014 and 2013:

					February 28,
					2014
Required payments per year		Carrying	Less than	1 to	More than
(in thousands of dollars)	Total	amount	1 year	5 years	5 years
Trade and other payables	$1,171	$1,171	$1,171	$—	$—

The Derivative warrant liabilities are excluded from the above table as they will be settled in shares and not by the use of liquidities.

					February 28,
					2013
Required payments per year		Carrying	Less than	1 to	More than
(in thousands of dollars)	Total	amount	1 year	5 years	5 years
Trade and other payables	$707	$707	$707	$—	$—
Payable to parent corporation	1,210	1,210	1,210	—	—
Royalties payable to parent corporation	529	529	529	—	—

	$2,446	$2,446	$2,446	$—	$—

(e)	Short-term investments

As at February 28, 2014, short-term investments consisting of term deposits are with a Canadian financial institution having a high credit rating. Short-term investments include four investments with maturity dates from May 8, 2014 to February 18, 2015, bearing an interest rate from 0.15% to 1.15% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

As at February 28, 2013, short-term investments are with a Canadian financial institution having a high credit rating. Short-term investments have a maturity date of May 8, 2013, a weighted average interest rate of 1.21% and are cashable at any time at the discretion of the Corporation, under certain conditions.

18.	Commitments:

License agreement:

The Corporation was initially committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. In addition, the License Agreement provided for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $225,000 (initially $300,000, but reduced to $225,000 following Acasti’s abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 - $700,000; and year 6 and thereafter - $750,000. Minimum royalties are based on contract years based on the effective date of the License Agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a Prepayment Agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license.

The prepayment and the issuance of the shares to Neptune were approved by the disinterested shareholders of the Corporation at the annual meeting of shareholders of the Corporation held on June 27, 2013 and subsequently by the TSX.

On July 12, 2013, the Corporation issued 6,750,000 Class A shares, at a price of $2.30 per share to Neptune.

The transaction was recorded upon the issuance of class A shares. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement (adjusted to reflect the royalties of $395,068 accrued from December 4, 2012, the date at which the Corporation entered into the prepayment agreement to July 12, 2013, the date of issuance of the shares) totalling $15,129,932, was recognized as an intangible asset. The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525,000, net of $29,000 of share issue costs. The Corporation no longer has royalty payment commitment under the License Agreement.

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $5,171,000, of which an amount of $3,559,000 has been paid to date. As at February 28, 2014, an amount of $261,000 is included in ‘‘Trade and other payables’’ in relation to these projects.

19.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using level 3 inputs. The inputs used in the determination of the fair values of the warrant liabilities are disclosed in note 11(b).

The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $756,176 or a gain of $786,423 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the year ended February 28, 2014 is presented in the following table:

2014
Balance – beginning of year	$—
Recognition of derivative warrant liabilities	10,674,045
Change in fair value of derivative warrant liabilities	507,430

Closing balance	$11,181,475

Share-based payment transactions:

The fair value of share-based payment transaction is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

20.	Capital management:

Since inception, the Corporation’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. The Corporation is not exposed to external requirements by regulatory agencies or third parties regarding its capital.

Since the beginning of its operations, the Corporation has financed its liquidity needs from funding provided by a public offering, a private placement, its parent corporation, from the exercise of warrants that were distributed to its parent corporation’s shareholders, from a rights offering and from the issuance of options to employees. The Corporation attempts to optimize its liquidity needs with non-dilutive sources whenever possible, including from research and development tax credits.

The Corporation defines capital to include total shareholders’ equity and derivative warrant liabilities.

The Corporation’s policy is to maintain a minimal level of debt.

As of February 28, 2014, cash amounted to $675,490, short-term investments amounted to $23,025,951 and tax credits receivable amounted to $134,120, for a total of $23,835,561. During the year ended February 28, 2014, the Corporation obtained net proceeds of $972,177 from the exercise of previously issued warrants and options, $2,067,605 from the private placement and $21,953,200 from the public offering net of issue costs.

21.	Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

The majority of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence. All of the sales during the year ended February 28, 2014 were made to the United States. All of the sales during the year ended February 28, 2013, except for the sale made to Neptune in the amount of $41,000, were made to the United States.

During the year ended February 28, 2014, the Corporation realized sales amounting to $473,180 from one customer accounting for 94% of sales.

During the year ended February 28, 2013, the Corporation realized sales amounting to $640,975 from one customer accounting for 89% of sales.

22.	Subsequent event:

On April 28, 2014, Acasti announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti. Discussions are ongoing at the Board of Directors of the Corporation related to the settlement of his employment contract. As of the date of the financial statements no agreement has been reached and an estimate of its financial effect cannot be made.

Item 18.	Financial Statements

See Item 17.

Item 19.	Exhibits

EXHIBITS INDEX

Exhibit Number	Description of Document

1.1	Articles of Incorporation (incorporated by reference to Exhibit 4.1 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)

1.2	Bylaw No. 1 (incorporated by reference to Exhibit 4.2 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)

1.3	Bylaw No. 2013-1 (incorporated by reference to Exhibit 4.3 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)

2.1*	Specimen Certificate for Common Shares of Acasti Pharma Inc.

2.2	Warrant Indenture dated December 3, 2013 between Acasti Pharma Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.1 from Form 6-K (File No. 001-35776) filed with the Commission on December 3, 2013)

4.1	Prepayment Agreement, dated December 4, 2012, between Neptune Technologies & Bioressources Inc. and Acasti Pharma Inc. (incorporated by reference to Exhibit 99.1 from Form 6-K (File No. 001-35776) filed with the Commission on October 29, 2013)

4.2	Equity Incentive Plan (incorporated by reference to Exhibit 4.4 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)

4.3	Stock Option Plan (incorporated by reference to Exhibit 4.5 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)

11.1	Code of Business Conduct and Ethics for Directors, Officers and Employees (incorporated by reference to Exhibit 99.4 from Form 40-F (File No. 001-35776) filed with the Commission on May 30, 2013)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

*	- filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ACASTI PHARMA INC.

By:	/s/ André Godin
Name:	André Godin
Title:	Chief Financial Officer

Date: June 6, 2014