Form 20-F
period 2015-02-28
Acasti Pharma Inc.
filed 2015-06-16
CIK 1444192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

FORM 20-F
________________
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  001-35776
_________________
Acasti Pharma Inc.
(Exact name of Registrant as specified in its charter)
_________________
N/A
(Translation of Registrant’s name into English)

Québec, Canada
(Jurisdiction of incorporation or organization)

545, Promenade du Centropolis, Suite 100, Laval, Québec H7T 0A3
(Address of principal executive office)

Jean-Daniel Bélanger
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
_____________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

106,444,012 Common Shares issued and outstanding as of May 27, 2015.

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

As used in this annual report on Form 20-F, or the Annual Report, unless the context otherwise requires, references to “Acasti”, “Acasti Pharma”, “Corporation”, “it”, “its”, “we”, “our”, “us” or similar terms refer to Acasti Pharma Inc., references to “Neptune” refer to Acasti’s parent company, Neptune Technologies & Bioressources Inc., and references to “NeuroBioPharm” refer to Acasti’s sister company, NeuroBioPharm Inc.

Market data and certain industry data and forecasts included in this Annual Report were obtained from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts cited in this Annual Report. While we are not aware of any misstatements regarding Acasti’s industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this Annual Report. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This Annual Report may only be used for the purpose for which it has been published.

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

In this Annual Report, all references to “CAD” or “$” are to Canadian Dollars unless expressly otherwise stated.

Exchange Rate Table

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for each of the last five fiscal years. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.

Average
2010	0.9671
2011	1.0151
2012	1.0008
2013	0.9903
2014	0.9555
2015	0.8003

The following table sets forth the high and low exchange rates for each month during the previous six months.

	Low	High
December 2014	0.8589	0.8815
January 2015	0.7863	0.8527
February 2015	0.7915	0.8063
March 2015	0.7811	0.8039
April 2015	0.7929	0.8365
May 2015	0.8010	0.8368
June 2015 (up to June 15)	0.7968	0.8152

The exchange rates are based upon the noon buying rate as quoted by the Bank of Canada. At June 15, 2015, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada Eastern Time, equaled $0.8115.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain information that may constitute forward-looking statements within the meaning of U.S. federal securities laws, which we refer to in this Annual Report as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this Annual Report includes, but is not limited to, information or statements about:

•	Acasti’s ability to conduct all required clinical and nonclinical trials for CaPre®, including the timing and results of those clinical trials;

•	Acasti’s ability to commercialize and distribute CaPre® and ONEMIA® in the United States and elsewhere;

•	Acasti’s estimates of the size of the potential markets for CaPre® and ONEMIA® and the rate and degree of market acceptance of CaPre® and ONEMIA®;

•	the benefits of CaPre® and ONEMIA® as compared to other products in the pharmaceutical and medical food markets, respectively;

•	Acasti’s ability to maintain and defend its intellectual property rights;

•	Acasti’s ability to maintain its supply of raw materials, including krill oil, from its parent company;

•
Acasti’s ability to secure a third-party supplier to provide Acasti, as needed, with raw materials to supplement its operations, including raw krill oil (“RKO”), used to manufacture CaPre® and ONEMIA®;

•	Acasti’s ability to secure and maintain a third-party to manufacture CaPre® whose manufacturing processes and facilities are in compliance with current good manufacturing practices (“cGMP”);

•	Acasti’s ability to obtain and maintain regulatory approval of CaPre®, and the labeling requirements that would apply under any approval Acasti may obtain;

•	regulatory developments affecting the pharmaceutical and medical food markets in the United States and elsewhere;

•	the size and growth of the potential markets for CaPre® and ONEMIA® and Acasti’s ability to serve those markets;

•	the rate and degree of market acceptance of CaPre®, if it reaches commercialization;

•	the success of competing products that are or become available; and

•	Acasti’s expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information in this Annual Report is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information in this Annual Report is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this Annual Report under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause the Corporation’s actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

•	whether the current and future clinical trials by the Corporation will be successful;

•	whether CaPre® and ONEMIA® can be successfully commercialized;

•
the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to find a third party to supply RKO in sufficient quantities and quality and to produce CaPre® under cGMP standards;

•	the Corporation’s reliance on a limited number of distributors for ONEMIA® and its ability to secure distribution arrangements for CaPre® if it reaches commercialization;

•	the Corporation’s ability to manage future growth effectively;

•	the Corporation’s ability to achieve profitability;

•	the Corporation’s ability to secure future financing from Neptune or other third party sources on favorable terms or at all;

•	the Corporation’s ability to gain acceptance of its products in its markets;

•	the Corporation’s ability to attract, hire and retain key management and scientific personnel;

•	the Corporation’s ability to achieve its publicly announced milestones on time;

•	the Corporation’s ability to successfully defend any product liability lawsuits that may be brought against it;

•	intense competition from other companies in the pharmaceutical and medical food industries;

•	the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties; and

•	the Corporation’s status as a foreign private issuer/emerging growth company.

Consequently, all the forward-looking information in this Annual Report is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this Annual Report.

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

The following table is a summary of selected consolidated financial information of the Corporation for each of the five most recently completed fiscal years in accordance with IFRS as issued by the IASB.

	February 28, 2015	February 28, 2014	February 28, 2013	February 29, 2012	February 28, 2011
Revenue from sales	$270,615	$500,875	$724,196	$10,415	$—
Results from operating activities (1)	$(12,394,461)	$(10,799,706)	$(6,979,733)	$(6,512,842)	$(3,118,515)
Net loss and total comprehensive loss (1)	$(1,654,724)	$(11,611,649)	$(6,892,360)	$(6,500,933)	$(3,008,226)
Basic and diluted loss per share	$(0.02)	$(0.14)	$(0.09)	$(0.10)	$(0.06)
Total assets	$37,208,105	$45,631,803	$12,170,048	$15,728,860	$10,830,771
Total liabilities	$3,979,786	$12,352,303	$2,446,372	$1,259,518	$5,125,935
Share capital	61,627,743	61,027,307	28,922,710	28,614,550	12,174,901
Warrants and rights	–	406,687	406,687	313,315	—
Weighted average number of shares outstanding	106,177,039	84,368,933	72,754,436	67,231,636	50,772,550
Dividends declared per share	—	—	—	—	—

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in the Common Shares involves a high degree of risk. Prospective and current investors should carefully consider the following risks and uncertainties, together with all other information in this Annual Report, as well as the Corporation’s financial statements and related notes and MD&A. Any of the risk factors described below could adversely affect Acasti’s business, financial condition or results of operations. The market price of the Common Shares could decline significantly if one or more of these risks or uncertainties actually occur. The risks below are not the only ones Acasti faces. Additional risks that Acasti currently does not know about or that Acasti currently believes to be immaterial may also impair its business. Certain statements below are forward-looking information. See “Special Note Regarding Forward-Looking Statements”.

Risks Related to Product Development, Regulatory Approval and Commercialization

The Corporation’s prospects currently depend entirely on the success of CaPre®, which is still in clinical development, and the Corporation may not be able to generate revenues from CaPre®.

The Corporation has no prescription drug products that have been approved by the FDA, Health Canada or any similar regulatory authority. The Corporation’s only prescription drug candidate is CaPre®, for which the Corporation has not yet filed an NDA, and for which the Corporation must still initiate Phase III clinical trials, undergo further development activities and seek and receive regulatory approval prior to commercial launch, which the Corporation does not anticipate will occur until the Corporation’s fiscal year beginning in 2018 at the earliest. The Corporation does not have any other prescription drug candidates in development and, therefore, the Corporation’s business prospects currently depend entirely on the successful development, regulatory approval and commercialization of CaPre®, which may never occur. Most prescription drug candidates never reach the clinical development stage and even those that do reach clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. If the Corporation is unable to successfully commercialize CaPre® for the prevention and treatment of hypertriglyceridemia or severe hypertriglyceridemia, it may never generate meaningful revenues. In addition, if CaPre® reaches commercialization and there is low market demand for CaPre® or the market for CaPre® develops less rapidly than the Corporation anticipates, the Corporation may not have the ability to shift its resources to the development of alternative products.

The Corporation may not be able to obtain required regulatory approvals for CaPre®.

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

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Corporation’s potential competitors both in the United States and globally include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies and specialized cardiovascular treatment companies. Many of these competitors have substantially greater name recognition, commercial infrastructures and financial, technical and personnel resources than the Corporation. These companies include GlaxoSmithKline plc, which currently markets Lovaza, a prescription omega-3 for patients with severe hypertriglyceridemia, and Abbott Laboratories, which currently markets Tricor and Trilipix (both fibrates) and Niaspan (niacin) for treatment of severe hypertriglyceridemia and high triglycerides, Amarin Corporation, which currently markets Vascepa, an ethyl-ester form of EPA, for the treatment of patients with severe hypertriglyceridemia and AstraZeneca which announced on May 6, 2014 that the FDA had approved EPANOVA (omega-3-carboxylic acids) as an adjunct to diet to reduce triglyceride levels in adults with severe hypertriglyceridaemia. In addition, Acasti is aware of other pharmaceutical companies (e.g Matinas Biopharma) that are developing products that, if approved, would compete with CaPre®. CaPre® may also compete with omega-3 dietary supplements that are available without a prescription. These established competitors and others may invest heavily to quickly discover and develop novel compounds that could make CaPre® obsolete or uneconomical. CaPre® may need to demonstrate compelling comparative advantages in efficacy, convenience, tolerability and safety to be commercially successful. Other competitive factors, including generic drug competition, could force the Corporation to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to CaPre®. If the Corporation is not able to compete effectively against its current and future competitors, its business will not grow and its financial condition and operations will suffer.

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

The occurrence of any event or penalty described above may inhibit the Corporation’s ability to commercialize CaPre® and generate revenue. Adverse regulatory action, whether pre- or post-approval, can also potentially lead to product liability claims and increase the Corporation’s product liability exposure. See “ Government Regulation”.

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

The commencement and completion of clinical and non-clinical studies for CaPre® can be delayed for a number of reasons, including delays related to:

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

A number of factors could contribute to a lack of favorable safety and efficacy results for CaPre® for other indications. For example, such trials could result in increased variability due to varying site characteristics, such as local standards of care, differences in evaluation period, and due to varying patient characteristics including demographic factors and health status. There can be no assurance that the Corporation’s clinical trials will demonstrate sufficient safety and efficacy for the FDA to approve CaPre® for the prevention and treatment of hypertriglyceridemia and severe hypertriglyceridemia, or any other indication that the Corporation may consider in any additional NDA submissions for CaPre®.

In addition, clinical trials and nonclinical studies performed by research organizations and other independent third parties may yield negative results regarding the effect of omega-3 fatty acids on cardiometabolic disorders and specifically hypertriglyceridemia and severe hypertriglyceridemia. For example, in May 2013, the New England Journal of Medicine published results on a study in which it concluded that a daily treatment of omega-3 fatty acids did not reduce the risk of cardiovascular events.  The clinical trial consisted of the enrollment of 12,513 patients who were followed by a network of 860 general practitioners in Italy. Patients were randomly assigned to omega-3 fatty acids (1g daily) or placebo. Researchers reported that omega-3 fatty acid supplements did not reduce death from heart disease or heart attacks or strokes in the group and concluded that the intake of omega-3 fatty acids does not have any specific advantage in a population that is considered at high risk of cardiovascular disease. The New England Journal of Medicine study along with other future studies yielding similar results could have a negative impact on consumer perception and market acceptance of the efficacy of omega-3 fatty acids on cardiometabolic disorders, specifically the beneficial effect on triglyceride and cholesterol levels, and such impact may a material adverse effect on the Corporation’s business.

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

The Corporation’s supply of krill oil for commercial supply and clinical trials is dependent upon relationships with Neptune and other third party manufacturers and key suppliers

The Corporation depends on krill oil sourced from third parties for the production of ONEMIA™ and CaPre®. The Corporation’s reliance on third party suppliers of krill oil involves several risks, including potential fluctuations in supply and reduced control over production costs, delivery schedules and the quality of available krill oil. Until November 2012, Acasti purchased all of its supply of krill oil from its parent company, Neptune. Acasti is currently acquiring its krill oil from Neptune and through purchases in the open market in order to meet production requirements for ONEMIA™, and is also relying on a third party to provide manufacturing services for the production of CaPre® in accordance with cGMP regulations imposed by the FDA. Furthermore, the Corporation will have to source additional quantities of krill oil for the continued production of ONEMIA™ and its planned Phase III clinical trial for CaPre®, and, if regulatory approval is obtained, larger quantities for the commercialization and distribution of CaPre® than the Corporation is currently able to source.

Acasti may not be able to acquire krill oil in sufficient quantities from Neptune, in which case, Acasti may need to seek alternative suppliers of krill oil and may be required to pay higher prices for krill oil (in comparison to what it currently pays to Neptune). Further, any alternative supply of krill oil may not be of comparable quality to that previously provided by Neptune which may impact the efficacy, or the markets’ perception of the efficacy, of ONEMIA™ and CaPre®. Disruption to the Corporation’s required quantities and quality of krill oil supplies would have a material adverse effect on Acasti’s business and results of operations.

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

If the Corporation’s third-party manufacturers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, Acasti may be subject to sanctions, including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals, and criminal prosecution. Any of these penalties could delay the initiation of the Corporation’s planned Phase III clinical trial for CaPre®, which could have a material adverse effect on Acasti’s business prospects and result of operations.

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

The obligation to pay any product liability claim in excess of whatever insurance the Corporation is able to acquire, or the recall of any of its products, could have a material adverse effect on the business, financial condition and future prospects of the Corporation.

Risks Relating to the Corporation’s Intellectual Property Rights

It is difficult and costly to protect Acasti’s intellectual property rights, and Acasti cannot ensure the protection of these rights.

The Corporation's activities depend, in part, on its ability to (i) obtain and maintain patents, trade secret protection and operate without infringing the intellectual proprietary rights of third parties, (ii) successfully defend these patents (including patents owned by or licensed to the Corporation) against third-party challenges, and (iii) successfully enforce these patents against third party competitors. There is no assurance that the Corporation will be granted such patents and/or proprietary technology or that such granted patents and/or proprietary technology will not be circumvented through the adoption of a competitive, though non-infringing, process or product. The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws may diminish the value of the Corporation’s intellectual property. Accordingly, the Corporation cannot predict the breadth of claims that may be allowable or enforceable in its patents (including patents owned by or licensed to the Corporation). Failure to protect the Corporation's existing and future intellectual property rights could seriously harm its business and prospects and may result in the loss of its ability to exclude others from using the Corporation's technology or its own right to use the technologies. If the Corporation does not adequately ensure the right to use certain technologies, it may have to pay others for the right to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. The Corporation’s patents do not guarantee the right to use the technologies if other parties own intellectual property rights that are necessary in order to use such technologies. The Corporation's and Neptune’s patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.

In any case, there can be no assurance that:

•	any rights under Canadian, U.S. or foreign patents owned by the Corporation or other patents that Neptune and other third parties license to the Corporation will not be curtailed;

•	the Corporation was the first inventor of inventions covered by its issued patents or pending applications or that the Corporation was the first to file patent applications for such inventions;

•	the Corporation’s pending or future patent applications will be issued with the breadth of claim coverage sought by the Corporation, or be issued at all;

•	the Corporation’s competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Corporation's technologies;

•	any of the Corporation's trade secrets will not be learned independently by its competitors; or

•	the steps the Corporation takes to protect its intellectual property will be adequate.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not sought in certain foreign countries.

The Corporation also seeks to protect its proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with its strategic partners and employees. There can be no assurance that these agreements will not be breached, that the Corporation will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. The cost of enforcing the Corporation's patent rights or defending rights against infringement charges by other patent holders may be significant and could limit operations. The Corporation intends to vigorously enforce and protect its intellectual property.

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

In addition to its proprietary patent applications, the Corporation has an exclusive worldwide license under certain patents and know-how to develop and commercialize CaPre® within a specified field of use pursuant to a license agreement with Neptune. The limitation on the Corporation’s field of use may prevent it from developing and commercializing CaPre® in other fields. Additionally, the Corporation’s license is subject to termination for breach of its terms, and therefore its rights may only be available to it for as long as Neptune agrees that the Corporation’s development and commercialization activities are sufficient to meet the terms of the license. If this license is terminated for any reason and the Corporation is not able to negotiate another agreement with Neptune for use of its patents and know-how, the Corporation will not be able to manufacture and market CaPre®, which would have a material adverse effect on its business and financial condition. See “Acasti’s Business – Intellectual Property”.

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

The Corporation is a clinical-stage biopharmaceutical company with a limited operating history. The likelihood of success of the Corporation’s business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the regulatory and competitive environment in which the Corporation operates. Biopharmaceutical product development is a highly speculative undertaking, involves a substantial degree of risk and is a capital-intensive business. Therefore, the Corporation expects to incur expenses without any meaningful corresponding revenues unless and until it is able to obtain regulatory approval and subsequently sell CaPre® in significant quantities. The Corporation has been engaged in developing CaPre® since 2008. To date, the Corporation has not generated any revenue from CaPre®, and it may never be able to obtain regulatory approval for the marketing of CaPre® in any indication. Further, even if the Corporation is able to commercialize CaPre® or any other product candidate, there can be no assurance that the Corporation will generate significant revenues or ever achieve profitability. The Corporation’s net loss for the fiscal year ended February 28, 2015 was approximately $1.7 million. As of February 28, 2015, the Corporation had an accumulated deficit of approximately $33.3 million.

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

The Corporation will require substantial additional funds to conduct further research and development, scheduled clinical testing, regulatory approvals and the commercialization of CaPre®. In addition to completing nonclinical and clinical trials, the Corporations expects that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States and to complete marketing and other pre-commercialization activities. To date, the Corporation has financed its operations through public offering and private placement of common shares, proceeds from exercises of warrants, rights and options and research tax credits. The Corporation’s cash and short term investments were approximately $18.3 million as of February 28, 2015. Depending on the status of regulatory approval or, if approved, commercialization of CaPre®, the Corporation will most likely require additional capital to fund its operating needs. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. The Corporation may also seek additional funding for these purposes through public or private equity or debt financing, joint venture arrangements, and collaborative arrangements with other pharmaceutical companies, and/or from other sources.

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

As of February 28, 2015, the Corporation had seven employees in Canada, six of whom have biology, chemistry, biochemistry or microbiology credentials and one administrative staff with a pharmaceutical industry background. As the Corporation’s development and commercialization plans and strategies develop, the Corporation expects that it will need to expand the size of its employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. In addition, the Corporation’s management may have to divert a disproportionate amount of its attention away from the Corporation’s day-to-day activities and devote a substantial amount of time to managing these growth activities. The Corporation’s future financial performance and its ability to commercialize CaPre® and any other future product candidates and its ability to compete effectively will depend, in part, on the Corporation’s ability to effectively manage any future growth.

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

Neptune could lose its control of Acasti

Neptune currently owns approximately 48% of Acasti’s outstanding common shares, seven members of Neptune’s Board of Directors are also members of Acasti’s Board of Directors, and Neptune’s Chief Financial Officer is also the interim Chief Executive Officer of Acasti. As a result, Neptune exercises control over Acasti as of February 28, 2015. However, if all outstanding warrants, call options and restrictive share units of Acasti were to be exercised, Neptune’s ownership interest in Acasti’s common shares would fall to approximately 35%. If Neptune’s ownership of Acasti’s common shares declines, Neptune may lose its ability to elect members of its Board of Directors to Acasti’s Board of Directors and to otherwise exercise control over Acasti. A loss of Neptune’s control over Acasti, could, among other things result in:

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

If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital.

Failure to meet the applicable continued listing requirements of NASDAQ could result in our common shares being delisted from NASDAQ. On November 7, 2014, we received a first notification from NASDAQ informing us that we failed to maintain a minimum closing bid price on NASDAQ of at least US$1.00 per share for our common shares for 30 consecutive business days, as we are required to do under NASDAQ Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”). We were given 180 days (the “Initial Compliance Period”), or until May 6, 2015, to regain compliance by having the bid price of our common shares close at $1.00 per share or more for a minimum of 10 consecutive business days prior to the end of the Initial Compliance Period. On May 11, 2015, NASDAQ granted Acasti an additional 180-day period (the “Second Compliance Period”), or until November 2, 2015, to regain compliance. As part of the conditions to receive its extension, Acasti provided NASDAQ with written notice of its intention to cure the minimum bid price deficiency during the Second Compliance Period by effecting a share consolidation, if necessary. While we may explore various actions to meet the Minimum Bid Price Rule there is no guarantee that any such action will be successful in bringing us into, or maintaining, compliance.

If we fail to satisfy Nasdaq’s continued listing requirements, our common shares could be delisted from NASDAQ, in which case we may transfer to the NASDAQ Capital Market, which generally has lower financial requirements for initial listing or, if we fail to meet its listing requirements, the over‐the‐counter bulletin board. However, there can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States.

If we are delisted from NASDAQ it would materially reduce the liquidity of our common shares, lower the price of our common shares, and impair our ability to raise financing.

In order to comply with NASDAQ’s Minimum Bid Price Rule we may, subject to regulatory approvals (including from the TSXV), implement a share consolidation, which could require shareholder approval and adversely affect our common share price and its liquidity.

Subject to regulatory approvals (including from the TSXV), we may implement a share consolidation in order to comply with the Minimum Bid Price Rule. The exact number of shares of the Corporation to be consolidated, if at all required or necessary, would be determined by our board of directors and may be subject to shareholder approval.

While such share consolidation could bring us back into compliance with the listing requirements of NASDAQ, there can be no assurance that any increase in the market price of our common shares resulting from a share consolidation, if implemented, would be sustainable. There are numerous factors and contingencies that would affect such price, including the market conditions for our common shares at the time, our reported results of operations in future periods and general economic, geopolitical, stock market and industry conditions. Accordingly, the total market capitalization of our common shares after a share consolidation may be lower than the total market capitalization before such share consolidation and, in the future, the market price of our common shares might not exceed or remain higher than the market price prior to such share consolidation. There can be no assurance that a share consolidation would result in a per share market price that attracts institutional investors or investment funds, or that such price would satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common shares might not improve as a result of a share consolidation. Furthermore, the liquidity of our common shares could be adversely affected by the reduced number of our common shares that would be outstanding after the share consolidation.

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

The Corporation has not made a determination as to whether it was a passive foreign investment company, or PFIC, for the taxable year ended February 28, 2015 or whether it will be a PFIC for the current taxable year.  The PFIC classification is fundamentally factual in nature, determined annually and subject to change.

The Corporation has not made a determination as to whether it was a PFIC for the taxable year ended February 28, 2015 or whether it will be a PFIC for the current taxable year ending February 28, 2016. Whether the Corporation is a PFIC depends on complex U.S. federal income tax rules whose application to the Corporation is uncertain, and, since the PFIC status of the Corporation will depend upon the composition of its income and assets and the fair market value of its assets from time to time and generally cannot be determined until the end of a taxable year, there can be no assurance that the Corporation will not be a PFIC for the current or subsequent taxable years. If the Corporation is a PFIC or if it were to become a PFIC in future taxable years while a U.S. Holder (defined as a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust) holds Common Shares, such U.S. Holder would generally be subject to adverse U.S. federal income tax consequences, including the treatment of gain realized on the sale of Common Shares as ordinary (rather than capital gain) income, potential interest charges on those gains and certain other distributions made by the Corporation and ineligibility for the preferential tax rates on dividends paid by qualified foreign corporations generally available to certain non-corporate U.S. Holders.

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

Our head office and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Québec H7T 0A3, and the phone number of our head and registered office is (450) 687-2262. Our website address is http://www.acastipharma.com. We do not incorporate the information on or accessible through our website into this Annual Report, and you should not consider any information on, or that can be accessed through, our website as part of this Annual Report. Our registered agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

The following is a summary of significant events related to our development and our business that have occurred in the last three completed fiscal years.

Fiscal Year Ended February 28, 2013

On January 7, 2013, the Common Shares were listed for trading on the NASDAQ under the ticker symbol “ACST”.

On November 8, 2012, Neptune reported an explosion and fire destroyed its production plant located in Sherbrooke, Québec, Canada. Acasti announced that its day-to-day operations and business were not interrupted as a result of this tragic event and that all CaPre® materials required for its two Phase II clinical trials had already been produced and stored in other facilities outside Neptune’s affected plant. See “Risk Factors - Risks Related to Product Development, Regulatory Approval and Commercialization - The Corporation’s supply of krill oil for commercial supply and clinical trials is dependent upon relationships with Neptune and other third party manufacturers and key suppliers.”

On December 4, 2012, the Corporation announced that it entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option to prepay all future royalties under the license granted by Neptune to Acasti. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15.5 million, which Acasti will pay through the issuance of 6,750,000 Common Shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune. The prepayment and the issuance of the Common Shares to Neptune are subject to the final approval of the TSXV and the approval of the disinterested shareholders of the Corporation at its next annual meeting, which is scheduled to occur on June 27, 2013.

Fiscal Year Ended February 28, 2014

On March 19, 2013, the Corporation announced encouraging preliminary data of its “Randomized, Open-Label, Dose-Ranging, Multi-Center Trial to assess the Safety and efficacy of CaPre® in the treatment of mild-to-high hypertriglyceridemia”. Data from 157 patients who completed four weeks of treatment with 0.5, 1, 2 or 4 grams of CaPre® per day were assessed and CaPre® achieved a clinically important and statistically significant triglyceride reduction of up to 23% (p<0.05) as compared to standard of care. The results of this preliminary analysis suggested that CaPre® could be used as a safe and effective alternative for the treatment of patients with triglyceride levels ranging from 200 to 500 mg/dL.

On May 22, 2013, the Corporation announced that patient recruitment for the COLT trial had been completed. Acasti continued to make good progress on its two Phase II clinical trials, the COLT trial and the TRIFECTA trial.

On June 27, 2013, the Corporation held its Annual and Special Meeting of the shareholders, where the shareholders of the Corporation voted in favour of all items put forth at the meeting. All of the existing director nominees were re-elected and three new directors, Mr. Valier Boivin, Mr. Jean-Claude Debard and Mr. Harlan W. Waksal, were elected.

On July 15, 2013, the Corporation announced that it had received the approval of both the shareholders and the TSX Venture Exchange to become royalty free by paying in advance all future royalties owed under the license agreement through the issuance of shares to Neptune. The value of this royalty prepayment, which was confirmed by an independent valuation expert using the pre-established prepayment formula set forth in the license agreement, was approximately $15.5 million and was paid through the issuance of 6,750,000 Acasti Class A common shares to Neptune. The prepayment increased Neptune’s equity participation in Acasti from approximately 57% to approximately 60%. Being royalty free allows Acasti to preserve cash of at least $700,000 annually which was the current minimum royalty due under the license agreement.

On July 31, 2013, the Corporation announced that it had signed an agreement with a world leader in natural based specialty chemicals for the manufacturing of CaPre® clinical material in expectation of upcoming PK and phase III clinical trials in the United States and to substantiate its upcoming submission of an IND filing. Specialized krill oil raw material will first be produced by a North American company using Neptune’s proprietary production process. It will then be sent to the specialty chemicals manufacturer for further processing, including purification and formulation into CaPre® under cGMP guidelines. The Corporation also announced its intention to initiate discussions to manufacture CaPre® at full plant scale, should regulatory approval for commercialization in the United States be obtained

On August 13, 2013 the Corporation announced positive results for its Phase II randomized, open-label, dose-ranging, multi-center trial designed to assess the safety and efficacy of its investigational new drug candidate CaPre® in the treatment of mild to severe hypertriglyceridemia. CaPre® was found to be safe and effective with significant mean triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4g and 2g. No serious adverse events were reported, indicating that CaPre® is safe and tolerable at all doses tested.

On October 2, 2013, the Corporation announced the conclusion of a settlement with respondents Rimfrost, resolving the ITC investigation related to infringement of Neptune’s composition of matter patents. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing licence to these settling respondents, allowing them to market and sell nutraceutical products containing components extracted from krill. The respondents in question also agreed to pay Neptune an additional royalty amount for the manufacture and sale of krill products prior to the effective license commencement date. Neptune also agreed to dismiss a related patent infringement case against Rimfrost filed in March of 2013. Moreover, Neptune signed a strategic non-exclusive krill oil manufacturing and supply agreement with Rimfrost giving Neptune the right to purchase, at a preferred price, up to 800 metric tons of krill oil during the first three-year term of the renewable agreement. Under the agreement, Neptune has agreed to purchase certain minimum quantities of commodity grade krill oil from Rimfrost in 2013 and 2014, which purchases may be deferred to the following calendar years.

On October 29, 2013, the Corporation announced that the USPTO had allowed Acasti’s composition and use patent application entitled Concentration Therapeutic Phospholipid Compositions, publication number US20110160161. The patent relates to concentrated therapeutic phospholipid omega-3 compositions and covers methods for treating or preventing diseases associated with cardiovascular diseases, metabolic syndrome, inflammation, neurodevelopmental diseases, and neurodegenerative diseases. The Corporation was granted a corresponding patent in South Africa, which is enforceable and valid until October 29, 2029.

On November 5, 2013, the Corporation announced that it had welcomed to its Board of Directors Reed V. Tuckson M.D., Managing Director of the health and medical care consulting business Tuckson Health Connections LLC. This appointment increased the number of board members to six, four of whom are independent directors.

On November 11, 2013, the Corporation announced the submission of an Investigational New Drug Application to the FDA to initiate a PK trial of CaPre® in the United States. This proposed PK trial is the first step in the Corporation’s U.S. clinical strategy to initiate PK and Phase III trials of CaPre® in the United States.

On November 26, 2013, the Corporation announced that it had commenced an underwritten public offering of units of the Corporation, each Unit consisting of one Common Share and one Common Share purchase warrant of the Corporation. The offering was conducted in the United States pursuant to the effective shelf registration statement filed with the U.S. Securities and Exchange Commission, or the SEC, and in Canada pursuant to a final short form base prospectus filed with the securities regulatory authorities in the Provinces of Quebec, Ontario, Manitoba, Alberta and British Columbia. On November 27, 2013, the Corporation announced that it had priced the underwritten public offering of 16,000,000 units of Acasti at a price of US$1.25 per Unit. Each of the Common Share purchase warrant entitled the holder to purchase one Common Share at exercise price of US$1.50 per warrant share. On December 3, 2013, the Corporation announced the closing of the public offering and the exercise by the underwriters, prior to the closing, of the over-allotment option which was exercised in full to purchase an additional 2,400,000 Units. The public offering resulted in a total 18,400,000 units being issued for gross proceeds of approximately US$23 million.

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

On December 17, 2013, the Corporation announced that it had concluded a settlement and license agreement with Aker. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Aker to market and sell nutraceutical products in the licensed countries. Pursuant to the terms of the settlement, royalty levels hinge on the outcome of the review proceedings being conducted before the USPTO regarding Neptune’s 351 Patent. Aker also agreed to pay a non-refundable one-time payment to Neptune for the manufacture and sale of krill products prior to the effective USPTO decision date.

On December 19, 2013, the Corporation announced that it had appointed Jerald J. Wenker, President and COO of Dermalogica, a leading professional skin care company, as special advisor to the Board of Directors. Mr. Wenker accepted the nomination for election to serve on the Board of Directors at the Annual Meeting to be held in 2014, subject to shareholder approval.

On January 9, 2014, the Corporation announced that the FDA had cleared its Investigational New Drug submission to imitate a PK trial of CaPre® in the United States after having found no objections with the PK trial design, protocol, or safety profile of CaPre®. Following this clearance, the Corporation engaged Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, to conduct its PK study.

On February 7, 2014, the Corporation announced the closing of a private placement of CAD$2,150,000 of units of the Corporation at a price of CAD$1.33 per unit, each unit consisting of one Common Share and one Common Share purchase warrant of the Corporation. Each of these warrants entitles its holder to purchase on Common Share at an exercise price of CAD$1.60. All of the units were issued to the Fiera Capital QSSP II Investment Fund Inc. under the Quebec Stock Savings Plan II, and could not be qualified under the Quebec Stock savings Plan II and subscribed for by the Fund under the Corporation’s public offering completed on December 3, 2012.

On February 14, 2014, the Corporation announced that it had not been able to arrive at a final settlement agreement with Enzymotec that would resolve the ITC investigation into the infringement of Neptune’s composition of matter patents, and related federal court matters. Despite the presiding administrative law judge granting an extended stay through February 5, 2014, no settlement could be achieved as the parties reached an impasse on certain fundamental settlement terms, including terms that had already been agreed to in the term sheet. As a result of this bottleneck, Neptune agreed to participate in the ITC’s mediation program in a final attempt to reach a mutually satisfactory agreement. Neptune and Enzymotec requested that the administrative law judge extend the stay for an additional 60 days and reschedule the ITC hearing until after the expiration of the stay.

Fiscal Year Ended February 28, 2015

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

On April 28, 2014, Acasti announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti. Mr. Harland’s mandate as a Director of Acasti was terminated at the Annual Shareholders’ meeting held on June 19, 2014. Following Mr. Harland’s resignation, Acasti was managed on an interim basis by Mr. André Godin, the then Chief Financial Officer of Neptune.

On May 29, 2014, Henri Harland, the former President and Chief Executive Officer of the Corporation filed a lawsuit against the Corporation, Neptune and NeuroBioPharm in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages, interest and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBioPharm, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 1,000,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm. As a result of the lawsuit, Mr. Harland was requested to resign as Director of the Corporation. The following day, Neptune and its subsidiaries jointly announced that they believed the claim as formulated was without merit or cause, they will vigorously defend the lawsuit and will take any steps necessary to protect their interests. On December 11, 2014 Neptune, Acasti and NeuroBioPharm filed their defence and counterclaim alleging inter alia that Mr. Harland’s contract is null and void and that he is owed nothing following his resignation. Should the Court determine that the contract is nonetheless valid, the Defendants’ position, as stated in the defence and counterclaim, is that there was also enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause and that again, nothing is owed to the plaintiff. No trial date has been set. As of May 27, 2015, no agreement has been reached and an estimate of its financial effect cannot be made.

On June 16, 2014, Acasti announced the resignation of Xavier Harland as Chief Financial Officer of Acasti, whose functions were managed on an interim basis by Mr. André Godin, the then Chief Financial Officer of Neptune.

On June 20, 2014, Acasti announced changes to its board of directors following its Annual and Special Meeting held on June 19, 2014. Shareholders re-elected Dr. Ronald Denis, Valier Boivin, Dr. Reed V. Tuckson and Dr. Harlan W. Waksal. Three new directors were elected, namely Mr. Pierre Fitzgibbon, Mr. Adrian Montgomery and Mr. Jerald J. Wenker. See “Directors and Officers”.

On July 9, 2014, the Corporation announced the completion of two trials, the Phase II double-blind, placebo-controlled (TRIFECTA) study and the PK trial. Further, in September 2014, Acasti announced the successful top-line results for its TRIFECTA trial assessing the safety and efficacy of CaPre® for the treatment of patients with hypertriglyceridemia as wel as the top-line results for its PK trial evaluating the bioavailability and safety of CaPre® on healthy individuals taking single and multiple daily oral doses. See “Acasti’s Business - Clinical and Nonclinical Research - Clinical”.

On November 7, 2014 Acasti received notification from the NASDAQ Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days. This notification had no immediate effect on the listing of Acasti’s shares as the Corporation had 180 calendar days to regain compliance. On May 11, 2015, Acasti received notification from NASDAQ that it was eligible for an additional 180 calendar days to regain compliance. To regain compliance, Acasti’s shares must close at US$1.00 per share or more for a minimum of ten (10) consecutive business days. The Corporation is evaluating all available options to resolve the deficiency and regain compliance with the minimum bid price rule. See “Risk Factors - General Risks Related to the Corporation”.

In September 2014, Dr. Harlan W. Waksal, M.D. resigned as Executive Vice-President of the Corporation. He remains as director on the Corporation’s Board of Directors.

Recent Developments

On March 2, 2015, the Corporation announced that it had received the full data for its Phase II double blind, placebo controlled (TRIFECTA) trial which confirms and supports the positive Phase II TRIFECTA results announced in September 2014, on the safety and efficacy of CaPre® in the treatment of patients with hypertriglyceridemia. See “Acasti’s Business - Clinical and Nonclinical Research - Clinical - TRIFECTA Trial”.

On March 23, 2015, Acasti announced that the Patent Trial and Appeal Board (PTAB) of the USPTO issued a favourable decision, confirming the validity of certain claims in Neptune’s ‘351 patent (U.S. Patent: 8,278,351) and triggering royalty payments to Neptune. See “Acasti’s Business - Intellectual Property - Settlement and License Agreements”.

On March 25, 2015, Acasti announced that that the Chinese Patent Office has granted Acasti a composition and use patent. See “Acasti’s Business - Intellectual Property - Patents”.

On April 29, 2015, Acasti announced the departure of Mr. André Godin from the Corporation. Following Mr. Godin’s departure, an executive search was initiated to fulfill his functions with Acasti.

On June 1, 2015, Acasti announced the grant of an aggregate of 559,000 incentive stock options under the Corporation's Stock Option Plan for its officers and management team. Each option will vest annually over a period of three years and will entitle its holder to purchase one common share of Acasti at a price of $0.45 until June 1, 2022.

B.	Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Krill is a major source of phospholipids and polyunsaturated fatty acids (“PUFAs”), mainly eicosapentaenoic acid (“EPA”) and docosahexaenoic acid (“DHA”), which are two types of omega-3 fatty acids well known to be beneficial for human health.

CaPre®, currently Acasti’s only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream.CaPre® (predominantly EPA and DHA) is a mixture of phospholipid conjugates and free fatty acids. This form of EPA and DHA may offer better bioavailability compared to omega-3 ethyl esters (such as Lovaza®) that require additional digestive steps which may negatively affect and slow down the absorption of EPA and DHA and their transport in the bloodstream. See “Acasti’s Products - Overview”.

CaPre® is designed to be used as an adjunctive therapy with positive lifestyle changes and administered either alone or with other treatment regiments such as statins (a class of drug used to reduce cholesterol levels) and potentially for use by statin-intolerant or statin-resistant patients. CaPre® is being developed for the treatment of patients with very high triglycerides with levels over 500 mg/dL (“severe hypertriglyceridemia”) and eventually for patients with high triglycerides with levels ranging from 200 to 499 mg/dL (“mild to moderate hypertriglyceridemia”). In addition to targeting the reduction of triglyceride levels, clinical data collected and reviewed by the Corporation to date has indicated that CaPre® may also normalize blood lipids by increasing high density lipoprotein (“HDL-C”) (good cholesterol) and reducing non-high density lipoprotein (“non-HDL-C”), which includes all cholesterol contained in the bloodstream except HDL-C. In addition, clinical data collected by Acasti to date indicates that CaPre® has no significant deleterious effect on low density lipoprotein (“LDL-C”) (bad cholesterol) levels. See “Acasti’s Business - Acasti’s Products - CaPre®”.

ONEMIA®, a medical food and currently Acasti’s only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®. Based on nonclinical studies conducted by Acasti, supported by clinical testing conducted on Neptune Krill Oil (NKO®), Acasti believes ONEMIA® to be safe and effective for the dietary management of omega-3 phospholipid deficiency related to abnormal lipid profiles and cardiometabolic disorders. See “Acasti’s Business - Acasti’s Products - ONEMIA®”.

Business Strategy

Key elements of Acasti’s strategy to commercialize therapies for dyslipidemia and other cardiometabolic disorders include: (i) completing its clinical program as per FDA recommendations and guidelines such as initiating a Phase III clinical trial and filing a New Drug Application (“NDA”) to obtain regulatory approval for CaPre® in the United States (initially for the treatment of severe hypertriglyceridemia and thereafter for the treatment of mild to moderate hypertriglyceridemia); (ii) strengthening Acasti’s patent portfolio and other means of protecting intellectual property exclusivity; (iii) pursuing distribution partnerships to commercialize CaPre® in the United States and elsewhere; and (iv) continuing to generate awareness of ONEMIA® throughout the medical community in an effort to build a market foundation for CaPre®. Acasti may also pursue strategic opportunities including licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions to provide sources of capital for Acasti. However, no assurance can be given as to when or whether Acasti will pursue any such strategic opportunities.

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

A meta-analysis by Sarwar et al. in 2007 included 29 prospective studies and was the largest and most comprehensive epidemiological assessment of the association between triglyceride levels and cardiovascular disease risk in Western populations (262,525 participants; 10,158 cases). A combined analysis of the 29 studies yielded an adjusted odds ratio of 1.72 (72% higher risk) for the patients with triglyceride levels greater than or equal to 200 mg/dL compared to those with normal triglyceride levels. The conclusion of the study is that there are moderately strong associations between triglyceride levels and cardiovascular disease risk. In addition, there are two outcome trials ongoing (REDUCE-IT and STRENGTH) designed to evaluate long-term benefit of lowering triglycerides with prescription omega-3 fatty acids on cardiovascular risks.

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

According to an investigation published by the American Medical Association in 2009, fewer than 4% of adults in the United States with hypertriglyceridemia receive prescription medication to lower their triglyceride levels, representing a significant unmet medical need. Many available treatment options have limitations in the treatment of hypertriglyceridemia which Acasti believes CaPre® can address. The use of fibrates, for example, has been shown to raise the risk of abnormal increases in liver enzymes and creatinine (a marker of kidney function) and, when combined with a statin, rhabdomyolysis (muscle breakdown). Based on the results of the COLT trial and other data collected by the Corporation, the Corporation does not believe that CaPre® produces such side effects. Furthermore, Acasti believes that CaPre® in combination with statins could become a standard of care in patients with mixed dyslipidemia because of its once per day dosing convenience. See “Acasti’s Business - Clinical and Nonclinical Research - Clinical - COLT Trial”.

There are several marketed prescription omega-3 fatty acids (such as Lovaza, Vascepa, Epanova, Omtryg and some generic of Lovaza) currently approved for treatment of dyslipidemia  in the United States (in severe hypertriglyceridemia) and elsewhere. According to the Frost Sullivan 2012 Global Overview of the EPA and DHA Omega-3 Ingredients Markets, the global revenue for the marine and algae EPA/DHA omega-3 ingredients market in 2011 was approximately $1.8 billion. Lovaza and Omacor, which are sold in the United States and Europe, respectively, are omega-3 ethyl-esters derived from fish oil comprised of EPA and DHA and are indicated for the treatment of severe hypertriglyceridemia in twice-daily doses of two 1-gram capsules or once-a-day dose of four 1-gram capsules. In addition, Vascepa and Epadel are two approved omega-3 ethyl-esters derived from fish oil comprised of EPA that are sold in the United States and Japan, respectively. A market research report published by Amadee & Company Inc. estimates that the total prescription omega-3 market generated over $2 billion in sales worldwide in 2012. Acasti believes that there will be increased growth in the prescription omega-3 market based on the expected introduction, and resulting increased promotion and awareness, of new prescription omega-3 products, as well as the emergence of new clinical data regarding the efficacy of omega-3s in the treatment and prevention of cardiometabolic disorders. Other disorders that potentially benefit from the use of prescription omega 3 fatty acids include osteopenia/osteoporosis, depression, sleep disorders associated with depression and pain and inflammation.

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

Medical Foods

Medical foods are at the intersection of functional food and prescription drugs. Medical foods are regulated by the FDA and intended for specific dietary management of a disease with “distinctive nutritional requirements” under the supervision of a physician and contain ingredients that are generally recognized as safe (“GRAS”) or are otherwise considered acceptable for use. No market pre-authorization by the FDA or other similar international agencies is needed for medical foods to be commercialized in the United States or elsewhere.

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

Acasti’s Products

Overview

Acasti believes its krill oil-based form of omega-3 phospholipid therapies have advantages over omega-3 products that are derived from fish oil. EPA and DHA in krill oil are mainly carried by phospholipids, while EPA and DHA derived from fish oil are mainly carried by triglycerides. Acasti believes that omega-3 phospholipids provide for better absorption and assimilation of EPA and DHA into the bloodstream compared to some other omega-3 sources, including those derived from fish oil. CaPre® (predominantly EPA and DHA) is a mixture of phospholipid conjugates and free fatty acids. Except for Epanova® that is a mixture of EPA and DHA as FFA, all the other products are ethyl esters of EPA with or without DHA (“OM3:EE”). Because OM3:EE requires an additional de-esterification step during digestion by the carboxyl ester lipase, their bioavailability is negatively affected when compared to EPA and DHA conjugated to phospholipids or triglycerides

Once in the bloodstream, the target destinations for krill oil-based phospholipids also differ from fish oil-based omega-3 triglycerides. In addition, absorption of ethyl-ester forms of currently available prescription omega-3 fatty acids derived from fish oil requires the breakdown of fats by pancreatic enzymes that are produced in response to the consumption of high fat meals. As a low fat diet is typically a critical component for treatment of patients with severe hypertriglyceridemia, these ethyl-ester formulations have demonstrated lower absorption and bioavailability relative to those formulated as omega-3 phospholipids.

CaPre®

CaPre® is designed to be used as an adjunctive therapy with positive lifestyle changes and administered either alone or with other treatment regiments such as statins (a class of drug used to reduce cholesterol levels) and potentially for use by statin-intolerant or statin-resistant patients. CaPre® is being developed for the treatment of severe hypertriglyceridemia and eventually mild to moderate hypertriglyceridemia. In addition to targeting the reduction of triglyceride levels, clinical data collected by Acasti to date has indicated that CaPre® may also normalize blood lipids by increasing HDL-C (good cholesterol) and reducing non-HDL-C, which includes all cholesterol contained in the bloodstream except HDL-C. In addition, clinical data collected and reviewed by Acasti to date indicates that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels. Obtaining regulatory approval for the commercialization of CaPre® requires that safety is confirmed and it is effective at reducing triglycerides at a level that would medically benefit the patient. See “Acasti’s Business - Clinical and Nonclinical Research”.

ONEMIA®

ONEMIA®, a medical food and currently Acasti’s only commercialized product, is a purified omega-3 phospholipids concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®. The term “medical food” is defined in the United States Orphan Drug Act as a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. Nonclinical studies conducted by the Corporation, supported by clinical testing conducted on Neptune Krill Oil (NKO®), have shown ONEMIA® to be safe and effective for the dietary management of omega-3 phospholipids deficiency and the related abnormal lipid profiles and cardiometabolic disorders. Phospholipid deficiency and abnormal lipid profiles can lead to a number of conditions, including hyperlipidemia (which generally manifests as high LDL-C and high triglycerides), atherosclerosis (the build-up of plaque on the inside of blood vessels), diabetes, rheumatoid arthritis, certain gastroenterology disorders and metabolic syndrome.

ONEMIA® was introduced in the U.S. market in 2011. In 2012, Acasti made its first sales of ONEMIA® to a medical food distributor in the United States, which has begun distribution of ONEMIA® through its network of dispensing physicians under its own brand name.  ONEMIA® is also available behind-the-counter in some pharmacies. Acasti expects continued sales of ONEMIA® in the short-term to provide revenues that will contribute, in part, to the financing of Acasti’s research and development projects while continuing to generate awareness of ONEMIA® throughout the medical community in an effort to build a market foundation for CaPre®. During the fiscal years 2015, 2014 and 2013, Acasti generated revenues of approximately $271,000, $501,000 and $724,000, respectively, from sales of ONEMIA®.

Acasti continues to explore the benefit of combining ONEMIA® with a statin treatment. Nonclinical activities have been undertaken in order to determine whether or not ONEMIA® should be added to a statin treatment. The accumulated nonclinical data showed that it would be beneficial to explore in humans testing the positive results which were observed in animal testing to the effect that ONEMIA® may benefit patients taking statins dealing with complex and hard to manage lipid profiles.

Clinical and Nonclinical Research

Nonclinical

In preparation of its planned amendment of its Investigational New Drug (“IND”) application with the FDA to conduct a Phase III clinical trial and for its New Drug Application (“NDA”), Acasti carried out an extensive nonclinical program to demonstrate the safety of CaPre® in a defined set of studies required by the FDA. These studies were carried out by contract research organizations with Good Laboratory Practice certification and conducted on various species of animals recommended by the FDA to investigate the long term effects of CaPre® at doses of up to 10g HED over 13 weeks. In these studies, hematological, biochemical, coagulation and overall health parameters of CaPre® were evaluated and no toxic effects were observed in any of the segments of the studies. Once overall systemic toxicity was ruled out, Acasti’s studies focused on the potential toxic effects of CaPre® on vital systems, such as the cardiovascular, respiratory and central nervous system as evaluated by behavioural studies of the various species. These studies demonstrated that CaPre® did not have any adverse or toxic effects on any of the vital systems investigated, again up to doses well above the recommended clinical dose of CaPre®. To rule out any short term toxic effects of CaPre® on genes, genomic toxicity studies were undertaken on accepted cellular and animal models. These studies showed no toxic effects of CaPre® on any of the genetic markers indicative of potential gene altering toxic effects.

Acasti believes these studies clearly indicate that CaPre® was well-tolerated and showed no toxic effects on any of the physiological and vital systems of the tested animal subjects or their genes or molecules at doses well above the anticipated clinical therapeutic dose of 1.0g-4.0g daily.

Acasti is continuing its nonclinical studies to further investigate the potential therapeutic effects of CaPre® and ONEMIA® in the management of lipid disorders, in particular by studying their effects on the regulation of genes known to be implicated in the pathogenesis of atherosclerosis and lipid management. In parallel to its proposed Phase III clinical trial, Acasti intends to complete three sets of nonclinical studies.

The first set of studies, the developmental and reproductive toxicology (“Dart”), is designed to assess safety on male and female fertility, developmental toxicity (embryo-fetal development) and pre and postnatal development in rodents and non-rodents. The second set of studies, the CARCINO, will consist of carcinogenicity testing in both rats and mice to identify a tumorigenic potential in animals and to assess the relevant risk in humans. Carcinogenicity testing is usually required under the rules of the FDA prior to commercialization. Acasti believes that it will be necessary to complete the DART and CARCINO nonclinical studies prior to the filing of its NDA submission for CaPre® in the United States and expects to do so in the allocated time frame. The third set of studies, the long term animal toxicity studies, as defined by six month rodent and nine month non-rodent, will be conducted as a requirement to support clinical trials to be done during the same extent of time or to support NDA. In these studies, we investigate the effects of CaPre® on blood parameters (hematology, biochemistry, coagulation), urinanalysis, opthamological and ECG testing.

Clinical

The Phase II COLT and TRIFECTA clinical trials were initiated during the Corporation’s fiscal year ended February 29, 2012 under Canada’s Natural Health Product Directorate (“NHPD”) guidelines. The open-label COLT trial was completed during the second quarter of the 2014 fiscal year and the double-blind TRIFECTA trial was completed in the second quarter of fiscal 2015. Based on the positive results of the COLT trial, Acasti filed an IND submission with the FDA to conduct a pharmacokinetic (“PK”) study in the U.S. Acasti subsequently received approval to conduct the PK trial which was completed in the second quarter of fiscal 2015.

The COLT and TRIFECTA trials were conducted, by JSS Medical Research (“JSS”), a clinical research organization (“CRO”) specializing in the pharmaceutical, biotechnology, nutraceutical and medical device industries, which is both owned and managed by Dr. John Sampalis, brother of Dr. Tina Sampalis, previously President and Chief Global Strategy Officer of Acasti. JSS was selected by Acasti following a rigorous due diligence process conducted by the Corporation. Acasti’s board of directors appointed an external independent auditor, SNC Lavalin Pharma, to confirm and validate the clinical trials’ achievements, milestones and payments.

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

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks, showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0-2.0g as compared to a 7.1% reduction for the standard of care. After a 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean improvements of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks, showed statistically significant triglycerides, non-HDL-C and HbA1C mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non-HDL-C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs. In addition, the results of the COLT trial indicate that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels.

Acasti presented the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in Orlando in May 2014, and the 82nd Congress of European Atherosclerosis Society in Madrid in June 2014. Acasti also presented at the World Congress of Heart Disease in Boston in July 2014.

TRIFECTA Trial

The TRIFECTA trial (clinical trial gov identifier NCT01455844), a 12-week, randomized, placebo-controlled, double-blind, dose-ranging trial, is designed to assess the safety and efficacy of CaPre®, at a dose of 1.0 or 2.0g, on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia. A total of 387 patients were randomized and 365 patients completed the 12-week study, in line with the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia with baseline triglycerides between 200 and 499 mg/dL (2.28 to 5.69 mmol/L). The remainder had very high baseline triglycerides between 500 and 877 mg/dL (> 5.7 and < 10 mmol/L). Approximately 30% of patients were on lipid lowering medications, such as statins, and approximately 10% were diabetic.

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

On September 29, 2014, Acasti announced successful top-line results for its Phase II double blind, placebo controlled trial (TRIFECTA) assessing the safety and efficacy of CaPre® for the treatment of patients with hypertriglyceridemia. CaPre®, Acasti’s investigational new drug candidate, is composed of a patent-protected highly concentrated novel omega-3 phospholipid for the prevention and treatment of certain cardiometabolic disorders.

CaPre® successfully met the trial’s primary endpoint achieving a statistically significant (p < 0.001) mean placebo-adjusted decrease in triglycerides from baseline to week-12, with reductions of 36.4% for 1 gram and 38.6% for 2 grams.

Along with material triglyceride reductions, all key secondary endpoints were met. This is a notable achievement as the trial was not designed to show a statistical significance on any other lipid than triglycerides. Nevertheless, there was a statistically significant decrease in non-HDL-C versus placebo (p=0.038), with the 2 gram per day CaPre® group decreasing by 5.3% from baseline versus placebo over the 12-week period. Non-HDL is considered the most accurate risk marker for cardiovascular disease.

CaPre® was also shown to have a slight increase in HDL-C (good cholesterol) at both the 1 gram and 2 gram levels and decrease in LDL-C (bad cholesterol) at 2 grams. As well, there was a clinically meaningful mean placebo-adjusted reduction in VLDL-C of 10.9% and 13.5% at 1 gram and 2 gram daily doses of CaPre®, respectively. VLDL-C is considered a highly significant predictor of coronary artery disease.

Finally, a statistically significant dose response increase in the Omega-3 Index for patients on 1 gram and 2 grams of CaPre® versus placebo was noted. The Omega-3 Index reflects the percentage of EPA and DHA in red blood cell fatty acids. The risk of cardiovascular disease is considered to be lower as the Omega-3 Index increases.

CaPre® was found to be safe and well tolerated at all doses tested, with no serious adverse events that were considered treatment related. Out of 387 randomized patients, a total of 7 (1.8%) were discontinued as a result of adverse events, three were on placebo, two were on 1 gram of CaPre® and two were on 2 grams of CaPre®. The predominant incidence was gastrointestinal related, with no difference between CaPre® and placebo. The safety profiles of patients on CaPre® and placebo were similar.

On March 2, 2015, the Corporation announced that it had received the full data for its Phase II double blind, placebo controlled (TRIFECTA) trial which confirms and supports the positive Phase II TRIFECTA results announced in September 2014, on the safety and efficacy of CaPre® in the treatment of patients with hypertriglyceridemia. The TRIFECTA trial’s primary endpoint was met, with patients on 1 gram or 2 grams of CaPre® achieving a statistically significant mean placebo-adjusted decrease in triglycerides from baseline. In addition, benefits in other key cholesterol markers were announced, including slight increases in HDL-C (good cholesterol), no deleterious effect on LDL-C (bad cholesterol) and no safety concerns.

PK Trial

On November 11, 2013, the Corporation announced that it submitted an investigational new drug application to the FDA to initiate a PK trial of CaPre® in the United States. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study to evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0g, 2.0g and 4.0g of CaPre®.

On January 9, 2014, the Corporation announced that the FDA granted Acasti approval to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial. On July 9, 2014, Acasti announced the completion of the PK trial.

On September 30, 2014, Acasti announced top-line results for its PK trial. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. Forty-two male and female individuals, at least 18 years of age, were enrolled into three groups of 14 subjects who took 1, 2 or 4 grams of CaPre®, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre® was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters.

CaPre® pharmacokinetics results appeared to be approximately dose proportional over the 1 to 4 gram a day dose range. Following a single daily dose, CaPre® reached steady state (EPA and DHA levels plateaued) within seven days of dosing. The bioavailability of CaPre® did not appear to be meaningfully affected by the fat content of the meal consumed prior to dose administration.

CaPre® was found to be safe and well tolerated at all doses tested, with all subjects completing the study. Three adverse events were reported and considered relating to CaPre®, all of which were mild. Full data and final clinical study report (“CSR”) is expected to come out by the end of fiscal 2015.

Next Steps

Acasti is now corresponding with the FDA to determine next steps in the clinical development of CaPre®, and obtain the required authorizations to proceed with such steps, including initiating a phase III clinical trial. Such correspondence is meant to allow the FDA to provide feedback on Acasti’s submissions and to answer specific questions on such submissions. Prior to a final response from the FDA, any exchange with them can take the form of written correspondence, discussions and potentially face-to-face meetings.

Acasti intends to conduct a phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (>500 mg/dL). This study would constitute the primary basis of an efficacy claim for CaPre® in an NDA submission for severe hypertriglyceridemia. Acasti is also evaluating the possibility of submitting a Special Protocol Assessment (“SPA”) to the FDA in order to form the basis for the design of its intended Phase III clinical trial. An SPA is a declaration from the FDA that the Phase III protocol trial design, clinical endpoints, and statistical analyses are acceptable to support regulatory approval. A request would be submitted for the protocol at least 90 days prior to the anticipated start of the Phase III clinical trial. See “Acasti’s Business - Government Regulation”.

In addition to conducting a Phase III clinical trial, Acasti expects that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia. The FDA may require Acasti to conduct additional clinical studies to obtain FDA approval in severe hypertriglyceridemia and for the treatment of mild to moderate hypertriglyceridemia which may include a cardiovascular outcomes study. See “Acasti’s Business - Government Regulation” and “Acasti’s Business - Sales and Marketing”.

Sales and Marketing

The Corporation has exclusive global commercial rights to CaPre®.  The Corporation does not currently have in-house sales and marketing or distribution capabilities and the Corporation currently plans to seek an established commercial partner for the distribution of CaPre® if it reaches commercialization. In addition to completing a Phase III clinical trial and the long-term nonclinical studies, the Corporation expects that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States and to complete marketing and other pre-commercialization activities before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia. The FDA may also require Acasti to conduct additional clinical studies to obtain FDA approval for the treatment of mild to moderate hypertriglyceridemia, which may include a cardiovascular outcomes study. The Corporation would focus initially on specialists, cardiologists and primary care physicians who comprise the top prescribers of lipid-regulating therapies as part of the sales and marketing strategy for CaPre®. See “Risk Factors - Risks Related to Product Development, Regulatory Approval and Commercialization”.

ONEMIA® is being distributed in the United States by Acasti to physicians, who then can either provide it to their patients directly or via a website by using a dedicated medical food access code. Acasti also makes ONEMIA® available via distributors and behind-the-counter in some pharmacies. In 2012, Acasti made its first sales of ONEMIA® to a medical food distributor in the United States, which has begun distribution through its network of dispensing physicians under its own brand name. Acasti intends to make ONEMIA® available via additional distributors and behind-the-counter in more pharmacies in the United States and to secure additional distribution partners to commercialize ONEMIA® outside of the United States. Revenues of Acasti for the fiscal years 2015, 2014 and 2013 were all derived from the sale of ONEMIA® and amounted to approximately $271,000, $501,000 and $724,000, respectively. During its fiscal year ended February 28, 2015, more than 83% of sales of ONEMIA® were made through Acasti’s distribution partner in the United States and the remaining 17% came from direct sales by Acasti.

Competition

The biopharmaceuticals industry is highly competitive. There are many public and private biopharmaceutical companies, universities, governmental agencies and other research organizations actively engaged in the research and development of products that may be similar to the Corporation’s products or address similar markets. It is probable that the number of companies seeking to develop products similar to the Corporation’s products will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than the Corporation does and may be better equipped to develop, manufacture and market products. These companies may develop and introduce products and processes competitive with or superior to Acasti’s. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of Acasti’s products, which might render the Corporation’s technology and products non-competitive or obsolete. Acasti’s competitors in the United States and elsewhere include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies and specialized cardiovascular treatment companies. These companies include GlaxoSmithKline plc, which currently markets Lovaza, a prescription omega-3 for patients with severe hypertriglyceridemia, Abbott Laboratories, which currently markets Tricor and Trilipix (both fibrates) and Niaspan (niacin) for treatment of severe hypertriglyceridemia, and Amarin Corporation, which currently markets Vascepa, an ethyl-ester form of EPA, for the treatment of patients with severe hypertriglyceridemia.

In March 2011, Pronova BioPharma Norge AS, which owns the patents for Lovaza, entered into an agreement with Apotex Corp. and Apotex Inc. to settle their patent litigation in the United States related to Lovaza. Pursuant to the terms of the settlement agreement, Pronova granted Apotex a license to enter the U.S. market with a generic version of Lovaza in the first quarter of 2015, or earlier, depending on circumstances. As a result, Acasti expects Apotex to compete against it as well. Other companies are also seeking to introduce generic versions of Lovaza.

In addition, Acasti is aware of other pharmaceutical companies that are developing products that, if approved, would compete with CaPre®. These include a free fatty acid form of omega-3 (comprised of 55% EPA and 20% DHA) being developed by Omthera Pharmaceuticals, which was acquired by London-based AstraZeneca PLC on July 18, 2013. On May 6, 2014, AstraZeneca announced that the FDA had approved its product as an adjunct to diet to reduce triglyceride levels in adults with severe hypertriglyceridaemia. Enzymotec Ltd. also recently submitted an IND application and requested an end of Phase II meeting in order to ultimately receive a SPA from the FDA and proceed to conduct a Phase III clinical trial for its phytosterol-omega-3 drug candidate. Acasti believes other emerging biopharmaceutical companies (eg. Matinas Biopharma) are also developing potential treatments for hypertriglyceridemia based on omega-3 fatty acids,. CaPre® may also face competition from omega-3 dietary supplements that are available without a prescription. See “Risk Factors - Risks Related to Product Development, Regulatory Approval and Commercialization - The Corporation faces competition from other biotechnology and pharmaceutical companies and its operating results will suffer if the Corporation fails to compete effectively.”

There are also competitors in the medical food market. , Pivotal Therapeutics announced positive results for its clinical trial of Vascazen, a medical food product being developed to improve patient lipid profiles and reduce cardiovascular disease risk factors.

Intellectual Property

Acasti intends to obtain, maintain and enforce patent protection for its products, formulations, methods and other proprietary technologies, preserve its trade secrets and operate without infringing on the proprietary rights of other parties.

Patents

Acasti owns the following portfolio of patents, filed in various jurisdictions worldwide, including the United States, Canada, China, Japan, Australia and Europe:

Patent Family Description	Description	WO (PCT) Application Number & U.S. Patent Number	Expiration Date of the Patent Family	Number of Patents Worldwide
Concentrated Therapeutic Phospholipid Composition	Composition of Matter	WO2011050474 & US8,586,567;	2028**	10* (pending in approx. 40 countries)

*	Five Australian innovation patents are valid until 2018 and patent (ZL 201080059930.4) granted by the Chinese Patent Office is valid until 2030

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

On March 25, 2015, Acasti announced that that the Chinese Patent Office had granted Acasti a composition and use patent. The Patent (ZL 201080059930.4), which is valid until 2030, relates to concentrated therapeutic phospholipid omega-3 compositions and covers methods for treating or preventing diseases associated with cardiovascular diseases, metabolic syndrome, inflammation, neurodevelopmental diseases, and neurodegenerative diseases.

To this day, Acasti’s patents and pending patent applications have not been opposed and/or challenged by third parties, in Canada, the United States and Europe. The patent is currently under opposition by BIO-MER Ltd. in New Zealand. Acasti intends on defending its patent and will file its Counter-Statement of Opposition in the next few months.

A patent is generally valid for 20 years from the date of first filing. Patent terms can vary slightly for other jurisdictions, with 20 years from filing being the norm. In certain jurisdictions exclusivity can be formally extended beyond the normal patent term to compensate for regulatory delays during the pre-market approval process.

Licensed Rights

In August 2008, Neptune granted to Acasti a license to rights on its intellectual property portfolio related to cardiovascular pharmaceutical applications. This license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The following table summarizes the patent applications related to Acasti’s license from Neptune.

Patent description	US Patent #	Expiration Date of the Patent	Holder
Composition of Matter (natural phospholipids of marine origin containing flavonoids and polyunsaturated phospholipids and their uses)	US8,030,348 (1)	2022	Neptune
Method of Use for Dyslipidemia (krill and/or marine extracts for prevention and/or treatment of cardiovascular diseases, arthritis, skin cancer, premenstrual syndrome, diabetes and transdermal transport)	US8,057,825	2022	Neptune
Method of Extraction (Method of extracting lipids from marine and aquatic animal tissues)	US6,800,299	2019	Neptune
_________________
Note:
(1)	Three continuations also stem from U.S. Pat. 8,030,348 (U.S. Pat. 8,278,351; 8,680,080; and 8,383,675).

The license agreement provides that the products developed by Acasti must comply with the ranges specified in the license agreement pertaining to specific concentrations of phospholipids.

As a result of the royalty prepayment transaction entered into between Neptune and Acasti on December 4, 2012, Acasti is no longer required to pay any royalties to Neptune under the license agreement during its term for the use of the intellectual property under license.

Pursuant to the terms and conditions of the license agreement, Acasti is required, at Neptune’s option, to have its products, if any, manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license. A copy of the license agreement is available on SEDAR at www.sedar.com

Acasti has also initiated its patent portfolio with the first application as a U.S. provisional of a composition and use patent. The invention is entitled “Concentrated Therapeutic Phospholipid Compositions (US20110160161)” and relates to concentrated therapeutic phospholipids compositions; methods for treating or preventing diseases associated with cardiovascular disease, metabolic syndrome, inflammation and diseases associated therewith, neurodevelopmental diseases, and neurodegenerative diseases, comprising administering an effective amount of a concentrated therapeutic phospholipids composition. Acasti’s patent application has been filed in more than 40 jurisdictions worldwide. On August 23, 2013, Acasti was granted its first patent in South Africa in the Concentrated Therapeutic Phospholipid Compositions family. The patent is in force and valid until October 29, 2029.

Settlement and License Agreements

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

On December 17, 2013 and April 27, 2014, the Corporation announced that it had successfully concluded a settlement and license agreement with Aker and Enzymotec, respectively. Neptune granted a world-wide, non-exclusive, royalty-bearing license to both parties to market and sell nutraceutical products in the licensed countries. Per the settlement, Aker agreed to pay Neptune an additional non-refundable payment for the manufacture and sale of krill products prior to the effective decision date of the U.S. Patent and Trademark Office (the “USPTO”). Further, Enzymotec agreed to pay Neptune a non-refundable one-time upfront settlement payment. Pursuant to the terms of these settlements, royalty levels in the US depended on the outcome of an inter partes review at the PTAB of certain claims from Neptune’s ‘351 patent. In light of the PTAB’s decision, Aker and Enzymotec will be obligated to make royalty payments to Neptune based on their sales of licensed krill oil products in the US. On December 17, 2013 and April 27, 2014, the Corporation announced that it had successfully concluded a settlement and license agreement with Aker and Enzymotec, respectively. Neptune granted a world-wide, non-exclusive, royalty-bearing license to both parties to market and sell nutraceutical products in the licensed countries. Per the settlement, Aker agreed to pay Neptune an additional non-refundable payment for the manufacture and sale of krill products prior to the effective USPTO decision date. Further, Enzymotec agreed to pay Neptune a non-refundable one-time upfront settlement payment. Pursuant to the terms of these settlements, royalty levels in the US were depended on the outcome of an inter partes review at the PTAB of certain claims from Neptune’s ‘351 patent. In light of the PTAB’s decision, Aker and Enzymotec will be obligated to make royalty payments to Neptune based on their sales of licensed krill oil products in the US.

On May 15, 2015, Neptune filed a Complaint in the United States District Court for the Southern District of New York against Aker Biomarine AS, Aker Biomarine Antarctic USA, Inc. and Aker Biomarine Antarctic AS. Neptune is requesting a judgement against the Defendants declaring, amongst other things, that they must pay ongoing royalties on sales of Krill Oil Based Products made on or after March 23, 2015.

Under the terms of the settlement agreement with Enzymotec, royalty obligations in Australia were similarly dependent on the outcome of a potential request with the Australian Patent Office for a review of certain claims of Neptune’s Australian composition of matter patent (AU 2002322233). Enzymotec decided to pursue a patent re-examination. On May 25, 2015, the Australian Patent Office confirmed that Neptune Australian patent is patentable.

Brand names and trademarks

Acasti has applied for worldwide trademark protection of CaPre® as well as for the trademark ONEMIA®, and is the owner of the trademark BREAKING DOWN THE WALLS OF CHOLESTEROL™ in Canada, the United States and the European Union. The trademark CaPre® is now registered in certain jurisdictions including the United States, Canada and Europe.

Trade Secrets

In addition, Acasti protects its optimization and extraction processes through industrial trade secrets and know-how.

Raw Materials, Manufacturing and Facility

The Corporation’s head office and operations are located at 545, Promenade Centropolis, suite 100, Laval, Québec, Canada, H7T 0A3. The Corporation leases its premises for approximately $6,500 per month.

Acasti uses krill oil as its primary raw material to produce CaPre® and ONEMIA®. There are two ocean regions where krill is generally harvested: the Southern Ocean (Antarctic krill Euphausia superba) and the Northern Pacific Ocean (Pacific krill Euphausia pacifica), mainly off the coasts of Japan and Canada. The total quantity of the krill species in these two oceans is estimated to be at least 500,000,000 metric tons. The World Health Organization estimates that approximately 271,000 metric tons of both krill species are harvested annually. From 2002 to 2011, between 105,000 to 212,000 metric tons originated from the Southern Ocean and, on average, 60,000 harvested metric tons originated from the Northern Pacific Ocean each year. The annual Antarctic krill catches represent an estimated 0.05% of the existing resource. Acasti’s products are derived from Antarctic krill.

According to the Commission for the Conservation of Antarctic Marine Living Resources, from 2008 to 2011, annual quotas for Antarctic krill have increased by 33%. Annual allowable quotas of 6.555 million metric tons for 2010 were increased to 8.695 million metric tons for 2011. In the areas currently being fished for krill, the Commission has established a combined annual catch suspension trigger level of 620,000 metric tons. If the trigger level is reached, the Commission may intervene to authorize additional krill harvesting and impose a striker control on fisheries. As a result, the Corporation believes that krill is an abundant and accessible resource with potential for long-term sustainable exploitation. The average market price for whole frozen krill is approximately US$900 per metric ton. See “Risk Factors - Risks Related to Product Development, Regulatory Approval and Commercialization.”

Acasti does not own its own manufacturing facility for the production of krill oil, CaPre® and ONEMIA® nor does it have plans to develop its own manufacturing facility in the foreseeable future. Acasti depends on third party suppliers and manufacturers for all of its required RKO and drug substance and products and, if approved for distribution by the FDA, Acasti expects to rely on cGMP- compliant third parties to manufacture NKPL66, encapsulate, bottle and package clinical supplies of CaPre®.

The Corporation entered into contractual agreements with a third party for the manufacturing, in accordance with cGMP regulations imposed by the FDA, of CaPre® clinical material for the purposes of Acasti’s upcoming clinical trials. See “Risk Factors – Risks Related to Product Development, Regulatory Approval and Commercialization – The Corporation’s supply of krill oil for commercial supply and clinical trials is dependent upon relationships with Neptune and other third party manufacturers and key suppliers” and “Risk Factors - Risks Related to Product Development, Regulatory Approval and Commercialization - The Corporation relies on third parties for the manufacturing, production and supply of CaPre® and ONEMIA® and may be adversely affected if those third parties are unable or unwilling to fulfill their obligations.”

Employees, Specialized Skills and Knowledge

Acasti’s management consists of professionals experienced in business development, finance and science. The Acasti research team includes scientists with expertise in pharmaceutical development, chemistry, manufacturing and controls, nonclinical and clinical studies, pharmacology, regulatory affairs, quality assurance/quality control, intellectual property and strategic alliances. As of February 28, 2015, the Corporation employed seven people in Canada, six of whom have biology, chemistry, biochemistry or microbiology credentials, and one administrative staff with a pharmaceutical industry background. Acasti generally requires all of its employees to enter into an invention assignment, non-disclosure and non-compete agreement. The Corporation relies, in part, on the administrative and other staff of its parent company, Neptune, and also relies on consultants from time to time. The Corporation’s employees are not covered by any collective bargaining agreement or represented by a trade union. The Corporation places special emphasis on training for its personnel.

Litigation

Due to the fact that a significant portion of the Corporation’s intellectual property rights are licensed to it by Neptune, the Corporation relies on Neptune to protect a significant portion of the intellectual property rights that it uses under such license. Neptune is engaged in a number of legal actions related to its intellectual property.

Henri Harland

On May 29, 2014, Henri Harland, former President and Chief Executive Officer of the Corporation filed a lawsuit against the Corporation, Neptune and NeuroBioPharm Inc. (“NeuroBioPharm”) in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages, interest and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBioPharm, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 1,000,000 call options on shares held by Neptune in Acasti and NeuroBioPharm. As a result of the lawsuit, Mr. Harland was requested to resign as Director of the Corporation. On December 11, 2014, Neptune, Acasti and NeuroBioPharm filed their defense and counterclaim alleging inter alia that Mr. Harland’s contract is null and void and that he is owed nothing following his resignation. Should the Court determine that the contract is nonetheless valid, the Defendants’ position, as stated in the defense and counterclaim, is that there was also enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause and that again, nothing is owed to the plaintiff. No trial date has been set. As of May 27, 2015, no agreement has been reached and an estimate of its financial effect cannot be made.

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

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical trials to ensure compliance with cGCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it will issue a Complete Response Letter (“CRL”). A CRL indicates that the review cycle of the application is complete and whether the application is approved and, when applicable, the CRL describes the specific deficiencies in the NDA and may require additional clinical data and/or an additional Phase III clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. The applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than the Corporation interprets the same data.

There is no assurance that the FDA will ultimately approve a drug product for marketing in the United States and the Corporation may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling, may condition the approval of the NDA on other changes to the proposed labeling, or may require a Risk Evaluation and Mitigation Strategy (REMS), which could limit the Corporation’s ability to market the drug once approved.  The FDA may also require the development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved products.

U.S. Post-Marketing Requirements

Following approval of a new product, a pharmaceutical company and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the product, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug's approved labeling (“off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers and distributors may not market or promote such off-label uses. Modifications or enhancements to the product or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process. In some cases, these changes will require the submission of clinical data and the payment of a user fee.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of Acasti’s prescription drug candidates, some of Acasti’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Acasti intends to apply for restoration of patent term for one of its currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing and review of the relevant NDA.

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

In addition to regulations in the United States and Canada, Acasti is subject to a variety of regulations governing clinical studies and commercial sales and distribution of its products in other jurisdictions around the world. These laws and regulations typically require the licensing of manufacturing and contract research facilities, carefully controlled research and testing of product candidates and governmental review and approval of results prior to marketing therapeutic product candidates. Additionally, they require adherence to good laboratory practices, good clinical practices and good manufacturing practices during production. The process of new drug approvals by regulators in the United States, Canada and the European Union are generally considered to be among the most rigorous in the world.

Whether or not the FDA or Health Canada approval is obtained for a product, Acasti must obtain approvals from the comparable regulatory authorities of other countries before it can commence clinical studies or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for the FDA or Health Canada approval. The requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary greatly from country to country. In some international markets, additional clinical trials may be required prior to the filing or approval of marketing applications within the country.

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

Active Pharmaceutical Ingredient Regulation

The FDA will regulate finished products containing APIs developed or under development by Acasti; however, the FDA does not actively regulate the APIs themselves.  Depending on its intended uses, a finished product containing the API may be regulated as a drug or a medical food under the procedures described above.  It may be possible to market a finished product containing an API developed or under development by Acasti as a dietary supplement.  Dietary supplements do not require FDA premarket approval.  However, it may be necessary to submit a notification to the FDA that a company intends to market a dietary supplement containing a “new dietary ingredient.” In general, the regulatory requirements in other countries also depend on the nature of the finished product and do not focus on the API itself.

C.	Organizational Structure

The Corporation has no subsidiaries. As of May 27, 2015, Neptune owns 50,755,933 Class A shares of Acasti (the “Common Shares”), representing approximately 47.68% of the Common Shares issued and outstanding. The Common Shares are voting, participating and have no par value. Neptune also owns a warrant entitling it to acquire 592,500 Common Shares.

D.	Property, Plants and Equipment

The Corporation’s head office and operations are located at 545, Promenade Centropolis, suite 100, Laval, Québec, Canada, H7T 0A3. The Corporation leases its premises for approximately $6,500 per month.

Acasti does not own its own manufacturing facility for the production of krill oil, CaPre® and ONEMIA® nor does it have plans to develop its own manufacturing facility in the foreseeable future. Acasti depends on third party suppliers and manufacturers for all of its required RKO and drug substance and products and, if approved for distribution by the FDA, Acasti expects to rely on cGMP- compliant third parties to manufacture NKPL66, encapsulate, bottle and package clinical supplies of CaPre®.

The Corporation entered into contractual agreements with a third party for the manufacturing, in accordance with cGMP regulations imposed by the FDA, of CaPre® clinical material for the purposes of Acasti’s upcoming clinical trials. See “Risk Factors – Risks Related to Product Development, Regulatory Approval and Commercialization – The Corporation’s supply of krill oil for commercial supply and clinical trials is dependent upon relationships with Neptune and other third party manufacturers and key suppliers” and “Risk Factors - Risks Related to Product Development, Regulatory Approval and Commercialization - The Corporation relies on third parties for the manufacturing, production and supply of CaPre® and ONEMIA® and may be adversely affected if those third parties are unable or unwilling to fulfill their obligations.” We are not subject to any material environmental risk in connection with our property, plants or equipment.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Information relating to our operating and financial review and prospects are detailed in the MD&A, for the years ended February 28, 2015, February 28, 2014 and February 28, 2013 included herein, and in conjunction with the audited consolidated financial statements and related notes included at “Item 17 – Financial Statements” of this Annual Report.

A.	Operating Results

Refer to our MD&A included below in this Annual Report.

B.	Liquidity and Capital Resources

Refer to our MD&A included below in this Annual Report.

C.	Research and Development, Patents and Licenses, etc.

We incurred research and development costs net of tax credits amounting to $6,521,717, $4,297,195 and $3,009,016 in the years ended February 28, 2015, February 28, 2014 and February 29, 2013, respectively. Refer to the MD&A included below and to “Item 4.B – Business Overview” of this Annual Report.

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

Refer to our MD&A included below in this Annual Report.

F.	Tabular Disclosure of Contractual Obligations

Refer to our MD&A included below in this Annual Report.

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

MANAGEMENT’S ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS — YEARS ENDED FEBRUARY 28, 2015 AND FEBRUARY 28, 2014 AND FEBRUARY 28, 2013

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at February 28, 2015 and for the year then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the years ended February 28, 2015, 2014 and 2013. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008. The Corporation was inactive prior to that date.

This MD&A, completed on May 27, 2015, must be read in conjunction with the Corporation’s audited financial statements for the years ended February 28, 2015, 2014 and 2013. The Corporation’s audited financial statements were prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and were authorized for issue by the Board of Directors on May 27, 2015. The MD&A and audited financial statements of the Corporation were previously furnished on a Form 6-K with the SEC on May 27, 2015. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

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

CaPre®, Acasti’s prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials were initiated in Canada (the TRIFECTA trial and the COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL).  Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The open-label COLT trial was completed during the second quarter of the 2014 fiscal year and the TRIFECTA trial was completed in the second quarter of fiscal 2015. Based on the positive results of the COLT trial, Acasti filed an investigational new drug (“IND”) submission to the U.S. Food and Drug Administration (“FDA”) to conduct a pharmacokinetic study (“PK trial”) in the U.S.  Acasti subsequently received approval to conduct the PK trial and it was completed in the second quarter of fiscal 2015.

Due to a recent decision of the FDA not to grant authorization to commercialize a competitor’s drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, Acasti is reassessing its clinical strategy and may put a primary first focus on the severe hypertriglyceridemia population.

Onemia®, Acasti’s commercialized product, has been marketed in the United States since 2011 as a “medical food”.  Onemia® is only administered under the supervision of a physician and is intended for the dietary management of omega-3 phospholipids deficiency related to abnormal lipid profiles and cardiometabolic disorders.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license in 2014. The royalty free license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the year ended February 28, 2015, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while continuing its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

CaPre® - Clinical Trials Update

Acasti initiated two Phase II clinical trials in Canada (the COLT trial and the TRIFECTA trial) designed to evaluate the safety and efficacy of CaPre® for the management of mild to moderate hypertriglyceridemia (high triglycerides with levels ranging from 200 to 499 mg/dL) and severe hypertriglyceridemia (high triglycerides with levels over 500 mg/dL).

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

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0-2.0g as compared to a 7.1% reduction for the standard of care. After an 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean improvements of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks showed statistically significant triglycerides, non-HDL-C and HbA1C mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non-HDL-C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs. In addition, the results of the COLT trial indicate that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels.

Acasti presented the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in the USA from May 1 to 4, and the 82nd Congress of European Atherosclerosis Society in Spain from May 31 to June 3.  Acasti also presented at the World Congress of Heart Disease in Boston (July 25-28th, 2014).

TRIFECTA Trial
The TRIFECTA trial, a 12-week, randomized, placebo-controlled, double-blind, dose-ranging trial, is designed to assess the safety and efficacy of CaPre®, at a dose of 1.0 or 2.0g, on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia. A total of 387 patients were randomized and 365 patients completed the 12-week study, in line with the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia with baseline triglycerides between 200 and 499 mg/dL (2.28 to 5.69 mmol/L). The remainder had very high baseline triglycerides between 500 and 877 mg/dL (> 5.7 and < 10 mmol/L). Approximately 30% of patients were on lipid lowering medications, such as statins, and approximately 10% were diabetic.

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

On September 29, 2014, Acasti announced successful top-line results for its TRIFECTA trial assessing the safety and efficacy of CaPre® for the treatment of patients with hypertriglyceridemia.

CaPre® successfully met the trial’s primary endpoint achieving a statistically significant (p < 0.001) mean placebo-adjusted decrease in triglycerides from baseline to week-12, with reductions of 36.4% for 1 gram and 38.6% for 2 grams.

Along with material triglyceride reductions, all key secondary endpoints were met. This is a notable achievement as the trial was not designed to show a statistical significance on any other lipid than triglycerides. Nevertheless, there was a statistically significant decrease in non-HDL-C versus placebo (p=0.038), with the 2 gram per day CaPre® group decreasing by 5.3% from baseline versus placebo over the 12-week period. Non-HDL is considered the most accurate risk marker for cardiovascular disease.

CaPre® was also shown to have a slight increase in HDL-C (good cholesterol) at both the 1 gram and 2 gram levels and decrease in LDL-C (bad cholesterol) at 2 grams. As well, there was a clinically meaningful mean placebo-adjusted reduction in VLDL-C of 10.9% and 13.5% at 1 gram and 2 gram daily doses of CaPre®, respectively. VLDL-C is considered a highly significant predictor of coronary artery disease.

Finally, a statistically significant dose response increase in the Omega-3 Index for patients on 1 gram and 2 grams of CaPre® versus placebo was noted. The Omega-3 Index reflects the percentage of EPA and DHA in red blood cell fatty acids. The risk of cardiovascular disease is considered to be lower as the Omega-3 Index increases.

CaPre® was found to be safe and well tolerated at all doses tested, with no serious adverse events that were considered treatment related. Out of 387 randomized patients, a total of 7 (1.8%) were discontinued as a result of adverse events, three were on placebo, two were on 1 gram of CaPre® and two were on 2 grams of CaPre®. The predominant incidence was gastrointestinal related, with no difference between CaPre® and placebo. The safety profiles of patients on CaPre® and placebo were similar.

On March 2, 2015, the Corporation announced that it had received the full data for its TRIFECTA trial which confirmed and supported the positive Phase II TRIFECTA results announced in September 2014, on the safety and efficacy of CaPre® in the treatment of patients with hypertriglyceridemia. The TRIFECTA trial’s primary endpoint was met, with patients on 1 gram or 2 grams of CaPre® achieving a statistically significant mean placebo-adjusted decrease in triglycerides from baseline. In addition, benefits in other key cholesterol markers were announced, including slight increases in HDL-C (good cholesterol), no deleterious effect on LDL-C (bad cholesterol) and no safety concerns.

PK Trial
On November 11, 2013, the Corporation announced that it submitted an investigational new drug application to the FDA to initiate a PK trial of CaPre® in the United States. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study to evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0g, 2.0g and 4.0g of CaPre®.

On January 9, 2014, the Corporation announced that the FDA granted Acasti approval to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial. On July 9, 2014, Acasti announced the completion of the PK trial.

On September 30, 2014, Acasti announced top-line results for its PK trial. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. Forty-two male and female individuals, at least 18 years of age, were enrolled into three groups of 14 subjects who took 1, 2 or 4 grams of CaPre®, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre® was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters.

CaPre® pharmacokinetics results appeared to be approximately dose proportional over the 1 to 4 gram a day dose range. Following a single daily dose, CaPre® reached steady state (EPA and DHA levels plateaued) within seven days of dosing. The bioavailability of CaPre® did not appear to be meaningfully affected by the fat content of the meal consumed prior to dose administration.

CaPre® demonstrated a near dose proportional increase with plasma EPA and DHA levels increasing as dose increases. The bioavailability of CaPre® was not significantly reduced when taken with a low-fat meal versus high-fat meal; a significant advantage for the management of hypertriglyceridemic patients on low fat diets . CaPre® was safe and well tolerated, with no safety concerns

Next Steps

Acasti has in hand its phase II clinical trial data and is now corresponding with the FDA to obtain its feedback about the next steps proposed for the clinical development plan of CaPre®. Such correspondence is meant to allow the FDA to provide its  feedback on Acasti’s plans and to clarify or answer specific questions that the FDA may have prior to such next steps (including an end of phase II meeting, special protocol assessment and IND amendment) toward to the pivotal phase III clinical trial. Such correspondence can take the form of written correspondence, discussions and potential in person meetings with the FDA.

Acasti intends to conduct a phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (>500 mg/dL). In addition to conducting a Phase III clinical trial, Acasti expects that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia. The FDA may require Acasti to conduct additional clinical studies to obtain FDA approval for the treatment of mild to moderate hypertriglyceridemia, which may include a cardiovascular outcomes study.

Onemia®

During the year ended February 28, 2015, Acasti continued its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

Additional Developments

On April 28, 2014, Acasti announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti.  Mr. Harland’s mandate as a Director of Acasti ended at the Annual and Special meeting of Shareholders  held on June 19, 2014. Following Mr. Harland’s resignation, Acasti was managed on an interim basis by Mr. André Godin, the then Chief Financial Officer of Neptune.

On May 29, 2014, Neptune and its subsidiaries, including the Corporation, were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of Neptune and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of 500,000 shares of each Neptune, Acasti and NeuroBioPharm Inc. (“NeuroBioPharm”), as well as two blocks of 1,000,000 call-options each on the shares held by Neptune in Acasti and NeuroBioPharm in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause.  On December 11, 2014 Neptune, Acasti and NeuroBioPharm filed their defense and counterclaim alleging inter alia that Mr. Harland’s contract is null and void and that he is owed nothing following his resignation. Should the Court determine that the contract is nonetheless valid, Neptune and its subsidiaries’ position, as stated in the defense and counterclaim, is that there was also enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause and that again, nothing is owed to the plaintiff.  No trial date has been set. All outstanding share-based payments held by Mr. Harland have been cancelled during the year ended February 28, 2015. As of the date of this management discussion and analysis, no agreement has been reached and no provision has been recognized in the financial statements in respect of this claim. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from Mr. Harland.

On June 16, 2014, Acasti announced the resignation of Xavier Harland as Chief Financial Officer of Acasti, whose functions were assumed on an interim basis by Mr. André Godin, the then Chief Financial Officer of Neptune.

In September 2014, Dr. Harlan W. Waksal, M.D. resigned as Executive Vice-President of the Corporation.  He remains a director on the Corporation’s Board of Directors.

On November 7, 2014 Acasti received notification from the NASDAQ Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days. This notification had no immediate effect on the listing of Acasti’s shares as the Corporation had 180 calendar days to regain compliance. On May 11, 2015, Acasti received notification from NASDAQ that it was eligible for an additional 180 calendar days to regain compliance. To regain compliance, Acasti's shares must close at US$1.00 per share or more for a minimum of ten (10) consecutive business days. The Corporation is evaluating all available options to resolve the deficiency and regain compliance with the minimum bid price rule.

On April 29, 2015, Acasti announced the departure of Mr. André Godin from the Corporation. Following Mr. Godin’s departure, an executive search was initiated to fulfill his functions with Acasti.

Basis of presentation of the financial statements

The Corporation’s current assets of $19,642 as at February 28, 2015 include cash and short-term investments for an amount of $18,382, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively. The Corporation’s liabilities at February 28, 2015 are comprised primarily of amounts due creditors for $1,084, payable to parent corporation of $539 as well as derivative warrant liabilities of $2,357, which represents the fair value as of February 28, 2015, of the warrants issued to the Corporation’s public offering participants. The warrant liabilities will be settled in shares.  The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.13 per warrant as at February 28, 2015. The fair value of the Warrants are revalued at each reporting date.  Changes in the fair value of the Warrants are recognized in finance income or costs. The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from exercises of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)

	Three-month periods ended February 28,			Years ended
				February 28,	February 28	February 28,
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Revenue from sales	178	201	49	271	501	724
Adjusted EBITDA(1)	(2,263)	(977)	(1,373)	(8,506)	(5,584)	(4,397)
Net loss and comprehensive loss	(2,311)	(2,553)	(1,952)	(1,655)	(11,612)	(6,892)
Basic and diluted loss per share	(0.02)	(0.02)	(0.03)	(0.02)	(0.14)	(0.09)
Total assets	37,208	45,632	12,170	37,208	45,632	12,170
Working capital(2)	18,020	24,646	3,413	18,020	24,646	3,413
Total non-current
financial liabilities	2,357	11,181	-	2,357	11,181	-
Total equity	33,228	33,280	9,724	33,228	33,280	9,724
Book value per Class A share(3)	0.31	0.31	0.13	0.31	0.31	0.13

 (1)  The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.  A reconciliation to the Corporation’s net loss is presented below.

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

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting finance income. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives.  Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude this item as it is  a non-cash expense. Excluding this item does not imply it is necessarily nonrecurring.

RECONCILIATION OF ADJUSTED EBITDA
(In thousands of dollars, except per share data)

		Three-month periods ended February 28,		Years ended February 28,
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Net loss	(2,311)	(2,553)	(1,952)	(1,655)	(11,612)	(6,892)
Add (deduct)
Finance costs	705	1,073	1	4	1,626	3
Finance Income	(1,398)	(770)	(41)	(10,744)	(814)	(90)
Depreciation and amortization	584	435	166	2,335	1,774	665
Stock-based compensation	157	838	453	1,554	3,442	1,917
Adjusted EBITDA	(2,263)	(977)	(1,373)	(8,506)	(5,584)	(4,397)

Finance costs for the three-month periods ended February 28, 2015 and 2014, as well as for the year ended February 28, 2014 include the change in the fair value of the derivative warrant liabilities in the amounts of $703, $507, and $507, respectively.  The finance costs for the year ended February 28, 2014 also include warrant issue costs in the amount of $1,117.  There were no expenses related to changes in fair values in the three-month period and year ended February 28, 2013 as the Corporation did not have any derivative warrant liabilities as at February 28, 2013.

Finance income for the year ended February 28, 2015 includes an unrealized gain in an amount of $8,824 for the change in fair value of the derivative warrant liabilities.  The derivative warrant liability declined in fiscal 2015 due to the decline in the Corporation’s stock price resulting in a gain in earnings.  Finance income also includes foreign exchange gains mainly on the Corporation’s short-term investments in US dollars, which represented $1,833, $782, and $43 for the years ended February 28, 2015, 2014 and 2013, respectively.
The yearly increase in the depreciation and amortization expense is attributable to the prepayment agreement entered into in December 2013, whereby Acasti recognized an intangible asset in the amount of $15,130.  See section “Issuance of shares on license prepayment agreement”.

The increase of the stock-based compensation expense for the year ended February 28, 2014 is attributable to the 2012 grants.  Stock-based compensation expense decreased in the year ended February 2015 as the 2012 grants are fully vested.

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ended February 28, 2015

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	271	56	8	29	178
Adjusted EBITDA(1)	(8,506)	(1,695)	(2,449)	(2,099)	(2,263)
Net (loss) earnings	(1,655)	1,356	(3,712)	3,012	(2,311)
Basic and diluted (loss) earnings per share	(0.02)	0.01	(0.03)	0.03	(0.02)

The net earnings in the first and third quarters are mainly attributable to the gain resulting from the change in fair value of the derivative warrant liability of $4,634, and $5,211, respectively.  In the second and fourth quarters the change in fair value of the derivative warrant liability was a loss of $318 and $703, respectively.

Fiscal year ended February 28, 2014

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	501	6	266	28	201
Adjusted EBITDA(1)	(5,584)	(1,270)	(1,763)	(1,574)	(977)
Net loss	(11,612)	(1,956)	(3,238)	(3,856)	(2,553)
Basic and diluted loss per share	(0.14)	(0.03)	(0.04)	(0.05)	(0.02)

Fiscal year ended February 28, 2013

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	724	14	237	424	49
Adjusted EBITDA(1)	(4,397)	(923)	(1,053)	(1,048)	(1,373)
Net loss	(6,892)	(1,576)	(1,752)	(1,611)	(1,953)
Basic and diluted loss per share	(0.09)	(0.02)	(0.02)	(0.02)	(0.03)

(1)    The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.   A reconciliation to the Corporation’s net loss is presented above.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 28, 2015, 2014 AND 2013

Revenues
The Corporation generated revenues from sales of $178 from the commercialization of Onemia®, its medical food product, during the three-month period ended February 28, 2015.  The Corporation generated revenue from sales of $201 and $49 during the corresponding periods in 2014 and 2013 respectively.

The Corporation generated revenues from sales of $271 from the commercialization of Onemia®, its medical food product, during the year ended February 28, 2015, a decrease of $230 from the revenues of $501 generated during corresponding period of 2014. The Corporation generated revenue from sales of $724 during the corresponding period of 2013.  The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food, as well as from sales made directly to customers in the United States. Acasti relies on a limited number of distributors / clients, therefore, revenues from sales may vary significantly period to period.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended February 28, 2015 amounted to $(3) or (2)%.  The Corporation realized a gross profit of $77 or 38% during the three-month period ended February 28, 2014 and $12 representing a gross profit margin of 24% during the three-month period ended February 28, 2013.

The gross profit for the year ended February 28, 2015 amounted to $36 or 13%.  The Corporation realized a gross profit of $209 or 42% during the year ended February 28, 2014 and $318 representing a gross profit margin of 44% during the year ended February 28, 2013.  The gross margin for the three-month period ended and year ended February 28, 2015 was lower than the Corporation’s target range for its profit margin because of the increased cost of raw material the Corporation incurred following Neptune’s interruption of production.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the Three-month periods and years ended February 28, 2015, 2014 and 2013

General and administrative expenses	Three-month periods ended			Years ended
	February 28, 2015	February 28, 2014	February 28, 2013	February 28, 2015	February 28, 2014	February 28, 2013
	$	$	$	$	$	$
Salaries and benefits	280	323	158	1,267	990	912
Stock-based
compensation	118	641	327	1,296	2,841	1,462
Professional fees	54	98	231	302	492	527
Royalties	-	-	173	-	228	450
Amortization and
depreciation	584	435	166	2,335	1,774	665
Sales and marketing	14	2	11	29	16	131
Investor relations	48	54	4	262	188	31
Rent	25	25	9	99	100	54
Other	127	36	8	318	83	57
TOTAL	1,614	1,614	1,087	5,908	6,712	4,289

Research and development expenses	Three-month periods ended			Years ended
	February 28, 2015	February 28, 2014	February 28, 2013	February 28, 2015	February 28, 2014	February 28, 2013
	$	$	$	$	$	$
Salaries and benefits	86	54	163	465	457	684
Stock-based compensation	39	197	126	258	601	455
Contracts	1,463	503	816	5,062	3,081	2,030
Regulatory expenses	83	32	1	160	141	68
Professional fees	220	35	6	709	214	67
Other	52	11	18	133	73	75
Tax credits	(192)	(118)	(212)	(265)	(270)	(370)
TOTAL	1,751	714	918	6,522	4,297	3,009

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $1,286 for the three-month period ended February 28, 2015 to $(2,263) compared to $(977)
for the three-month period ended February 28, 2014, mainly due to the increase in research and development expenses before consideration of stock-based compensation as well as to a decrease in gross profit. The increase in research and development expenses of $1,037 is mainly attributable to increases in contract expenses of $960 and professional fees related to the Corporation’s clinical trials of $185.

Adjusted EBITDA increased by $396 for the three-month period ended February 28, 2014 to $(977) compared to $(1,373) for the three-month period ended February 28, 2013, mainly due to the decrease in general and administrative and research and development expenses before consideration of stock-based compensation and amortization and depreciation as well as due to an increase in gross profit. The decrease in general and administrative expenses is mainly attributable to decreases in professional fees and royalties, offset by an increase in salaries and benefits. The decrease in research and development expenses of $204 is mainly attributable to decreases in salaries and benefits of $109 and contract expenses   of $313 related to the Corporation’s clinical trials and regulatory expenses.

Adjusted EBITDA decreased by $2,922 for the year ended February 28, 2015 to $(8,506) compared to $(5,584) for the year ended February 28, 2014, mainly due to the increase in research and development expenses, before consideration of stock-based compensation and decrease in gross profit.  The increase in research and development expenses of $2,225 is mainly attributable to increases in contract expenses of $1,981 and professional fees related to the Corporation’s clinical trials of $495.

Adjusted EBITDA decreased by $1,187 for the year ended February 28, 2014 to $(5,584) compared to $(4,397) for the year ended February 28, 2013, mainly due to the increase in research and development expenses, before consideration of stock-based compensation and amortization and depreciation, and decrease in gross profit.  The increase in research and development expenses of $1,288 is mainly attributable to increases in contract expenses of $1,051 related to the Corporation’s clinical trials.

Net Loss
The Corporation realized a net loss for the three-month period ended February 28, 2015 of $2,311 or $0.02 per share compared to a net loss of $2,553 or $0.02 per share for the three-month period ended February 28, 2014. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, following the increase in the Corporation’s license asset as a result of the prepayment agreement with Neptune, and the increase in value of the derivative warrant liabilities of $703, principally offset by a decrease in stock-based compensation expenses of $681.

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

The Corporation realized a net loss for the year ended February 28, 2015 of $1,655 or $0.02 per share compared to a net loss of $11,612 or $0.14 per share for the year ended February 28, 2014. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by the decrease in value of the derivative warrant liabilities of $8,824 compared to an increase of $507 in prior period, an increase in the foreign exchange gain over the prior period by $1,051 and a decrease in stock-based compensation expenses of $1,888, offset by increases in amortization and depreciation of $561, following the increase in the Corporation’s license asset as a result of the prepayment agreement with Neptune.  The foreign exchange gain is due mainly to the strengthening US dollar impact on the Corporation’s US dollar short-term investments.  Stock-based compensation decreased as grants provided in 2012 are fully vested.

The Corporation realized a net loss for the year ended February 28, 2014 of $11,612 or $0.14 per share compared to a net loss of $6,892 or $0.09 per share for the year ended February 28, 2013. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, following the increase in the Corporation’s license asset as a result of the prepayment agreement with Neptune, stock based compensation expenses related to the grant of stock options and restricted share units, finance costs related to the Corporation’s financing that closed on December 3, 2013 and the increase in value of the derivative warrant liabilities, principally offset by the foreign exchange gain mainly on the Corporation’s US dollar short-term investments over the period.

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows as at February 28:

	2015	2014	2013
Class A shares, voting, participating and without par value	106,444,012	105,862,179	73,107,538
Stock options granted and outstanding	4,296,250	4,911,000	5,216,250
Restricted Shares Units granted and outstanding	184,000	775,001	-
Series 4 warrants expired on
October 8, 2013	-	-	5,432,350
Series 6 & 7 warrants expired on February 10, 2015	-	750,000	750,000
Series 8 warrants exercisable at $1.50 USD, until
December 3, 2018	18,400,000	18,400,000	-
Series 9 warrants exercisable at $1.60, until
December 3, 2018	1,616,542	1,616,542	-
Total fully diluted shares	130,940,804	132,314,722	84,506,138

Cash Flows and Financial Condition between the Three-month periods and years ended February 28, 2015, 2014 and 2013

Operating Activities
During the three-month periods ended February 28, 2015, 2014 and 2013, the Corporation’s activities generated decreases in liquidities of $2,622 and $4,723, and an increase of $60, respectively.  The decrease in the cash flows from operating activities for the three-month period ended February 28, 2015 and 2014 is mainly attributable to the changes in non-cash working capital items, primarily by increases in trade and other receivables of $447, and prepaid expenses of $377, and decreases in trade and other payables of $428, payable to parent corporation of $2,490, and royalties payable to parent corporation of $337, offset by a decrease in tax credits receivable of $353.  The increase in the cash flows from operating activities for the three-month period ended February 28, 2013 is mainly attributable to the net loss incurred after adjustments for non-cash items, offset by changes in non-cash working capital.

During the years ended February 28, 2015, 2014 and 2013, the Corporation’s operating activities resulted in decreases in liquidities of $7,198, $6,805 and $2,549 respectively.  The decrease in the cash flows from operating activities for the year ended February 28, 2015 is mainly attributable to the higher loss from operating activities after adjustments for non-cash items offset by the changes in non-cash working capital items, primarily by  decreases in trade and other receivables of $534 and prepaid expenses of $385, and an  increase in payable to parent corporation of $539.  The decrease in cash flows from operating activities for the year ended February 28, 2014 is mainly attributable to the net loss incurred after adjustments for non-cash items offet by changes in non-cash working capital, primarily by increases in trade and other receivables of $469 and prepaid expenses of $687, and decrease in payable to parent corporation of $417, offset by a decrease in tax credits receivable of $201 and an  increase in trade and other payables of $464.  The decrease in cash flows from operating activities for the year ended February 28, 2013 is mainly attributable to the net loss incurred after adjustments for non-cash items offset by  changes in non-cash working capital, primarily increases in payable to parent corporation of $995 and royalties payable to parent corporation of $480.

Investing Activities
During the three-month periods ended February 28, 2015, 2014 and 2013, the Corporation’s investing activities generated an increase in liquidities of $2,000, a decrease in liquidities of $22,202 and an increase in liquidities of $168, respectively.  The increase in liquidity generated by investing activities during the three-month period ended February 28, 2015 is mainly due to the maturity of short-term investments of $2,000.  The decrease in liquidity generated by investing activities during the three-month period ended February 28, 2014 is mainly due to the acquisition of short-term investments of $22,396, principally offset by the maturity of short-term investments of $250.  The increase in liquidity generated by investing activities during the three-month period ended February 28, 2013 is mainly due to the maturity of short-term investments of $250 offset by the acquisition of short-term investments of $83.

During the years ended February 28, 2015, 2014 and 2013, the Corporation’s investing activities generated an increase in liquidities of $7,627, a decrease in liquidities of $19,446 and an increase in liquidities of $1,899, respectively. The increase in liquidity generated by investing activities during the year ended February 28, 2015 is mainly due to the maturity of short-term investment of $22,150, principally offset by the acquisition of short-term investments of $14,478.  The decrease in liquidity generated by investing activities during the year ended February 28, 2014 is mainly due to the acquisition of short-term investments of $25,396, principally offset by the maturity of short-term investments of $6,000.  The increase in liquidity generated by investing activities during the year ended February 28, 2013 is mainly due to the maturity of short-term investments of $2,000 offset by the acquisition of short-term investments of $103.

Financing Activities
During the three-month periods ended February 28, 2015, 2014 and 2013, the Corporation’s financing activities generated decreases in liquidities of $1, increases in liquidities of $24,023 and increases in liquidities of $185, respectively. The increase in liquidities generated from financing activity during the three-month periods ended February 28, 2014 resulted mainly from the net proceeds from a public offering of $21,953 and net proceeds from a private placement of $2,068.  As indicated in the Corporation’s Prospectus Supplement, the Corporation’s primary use of the net proceeds received from the public offering is to finance the Phase III clinical trials for CaPre®, the PK trial, the completion and filing of a NDA to obtain FDA approval for CaPre® in the United States, to complete marketing and precommercialization activities and for general and administrative matters.  The increase in liquidities generated from financing activity during the three-month period ended February 28, 2013 resulted mainly from the proceeds from exercise of warrants and options of $185.

During the years ended February 28, 2015, 2014 and 2013, the Corporation’s financing activities generated increases in liquidities of $46, $24,963 and $227, respectively. The increase in liquidities generated from financing activity during the year ended February 28, 2015 resulted mainly from the proceeds from exercise of warrants and options of $50. The increase in liquidities generated from financing activity during the year ended February 28, 2014 resulted mainly from the net proceeds from a public offering of $21,953, net proceeds from a private placement of $2,068 and proceeds from exercise of warrants and options of $972.  The increase in liquidities generated from financing activity during the year ended February 28, 2013 resulted mainly from the proceeds from exercise of warrants and options of $230.

Overall, as a result, the Corporation’s cash increased by $635, decreased by $521 and decreased by $393, respectively, for the years ended February 28, 2015, 2014 and 2013. Total liquidities as at February 28, 2015, comprised of cash and short-term investments, amounted to $18,382. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from the exercise of warrants, rights and options and research tax credits. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products and the ability to obtain the necessary financing to do so.  The Corporation believes that its available cash and short-term investments, expected interest income and research tax credits should be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period.

Financial Position

The following table details the significant changes to the statements of financial position as at February 28, 2015 compared to February 28, 2014:

Accounts	Increase (Decrease)	Comments
Cash	635	See cash flow statement
Short-term investments	5,955	Maturity of investments held
Trade and other receivables	(534)	Payments received
Tax credits receivable	286	Increase in tax credit eligible expenses
Prepaid expenses	(385)	Decrease in prepaid expenses to Neptune
Inventories	(174)	Onemia® sales
Intangible assets	(2,280)	Amortization
Payable to parent corporation	539	Increase in expenses
Derivative warrant liabilities	(8,825)	Change in fair value

Issuance of shares on license prepayment agreement

On July 12, 2013, the Corporation issued 6,750,000 Class A shares, at a price of $2.30 per share to Neptune to pay in advance all of the future royalties’ payable under the intellectual property license it had with Neptune.

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement (adjusted to reflect the royalties of $395 accrued from December 4, 2012, the date at which the Corporation entered into the prepayment agreement to July 12, 2013, the date of issuance of the shares) totalling $15,130, was recognized as an intangible asset.  The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525, net of $29 of share issue costs.  The Corporation no longer has a royalty payment commitment under the License Agreement.

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements. As of February 28, 2015, the Corporation’s liabilities are $3,980, of which $1,622 is due within twelve months and $2,358 relates to a derivative warrant liability that will be settled in shares and thus is excluded from the table below.

A summary of Acasti’s contractual obligations at February 28, 2015 is as follows:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	Greater than 5 years
	$	$	$	$	$
Payables	1,622	1,622	-	-	-
Research and development contracts	3,831	2,580	1,251	-	-
Total	5,453	4,202	1,251	-	-

Significant commitments as of February 28, 2015 include:

Research and development agreements

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $10,562, of which an amount of $6,299 has been paid to date.  As at February 28, 2015, an amount of $432 is included in ‘‘Trade and other payables’’ in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	February 28,	February 28,	February 28,
	2015	2014	2013
Administrative costs	1,617	1,038	943
Research and development costs, before tax credits	681	546	679
Royalties1	-	228	450
Total fully diluted shares	2,298	1,812	2,072

1  Refer to Issuance of shares on license prepayment agreement section above.

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

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.  See note 5 to the financial statements for disclosures of key management personnel compensation.

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the identification of triggering events indicating that intangible assets might be impaired and the use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. The financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (See Related Party Transactions section above) and the measurement derivative warrant liabilities (note 19 to the financial statements) and of stock-based compensation (note 14 to the financial statements).  Also, the management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

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

Derivative warrant liabilities
The warrants forming part of the Units issued from the prior year’s public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.  The derivative warrant liabilities are required to be measure at fair value at each reporting date with changes in fair value recognized in earnings.  The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility.  Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 14 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model.  The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument.  Expected volatility is estimated based on weighted average historic volatility. The expected life of the instrument is estimated based on historical experience and general holder behavior.  Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

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

Future Accounting change

New standards and interpretations not yet adopted:

Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.  The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

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

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2015, the Corporation has one trade debtor (eight in 2014). Most sales' payment terms are set in accordance with industry practice. One customer represents 100% of total trade accounts included in trade and other receivables as at February 28, 2015 and February 28, 2014.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, results of operations, financial condition and cash flows.

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

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation’s low credit loss experience will continue.

The Corporation provides for trade receivables their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to earnings unless the loss has been provided for in prior years, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2015 and 2014 were as follows:

	2015	2014

Current	$-	$196
Past due 0-30 days	227	-
Past due 31-120 days	-	24
Past due 121-180 days	89	178
Trade receivables	316	398

Less allowance for doubtful accounts	(66)	(3)
	$250	$395

The allowance for doubtful accounts is for customer accounts over 121 days past due.

During the year ended February 28, 2015, the Corporation recorded a bad debt expense of $63 (2014 - nil) related to one significant customer, for which total trade receivable due at February 28, 2015 is $316.

The movement in allowance for doubtful accounts in respect of trade receivables was as follows:

	2015	2014

Balance, beginning of year	$3	$3
Bad debts expenses	66	-
Write-off against reserve	(3)	-
Balance, end of year	$66	$3

Currency risk

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar.  Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

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

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 28, 2015	February 28, 2014
	US$	US$

Cash	1,103	361
Short-term investments	15,007	15,505
Trade and other receivables	250	398
Trade and other payables	(399)	(260)
	15,961	16,004

The following exchange rates are those applicable to the following periods and dates:

	February 28,		February 28,
	2015		2014
	Average	Reporting	Average	Reporting

US$ per CAD	1.1266	1.2503	1.0466	1.1074

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net profit as follows, assuming that all other variables remained constant:

	February 28,	February 28,
	2015	2014
	US$	US$

Increase in net profit	638	723

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at February 28, 2015 and 2014 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.  Management believes that the risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term liabilities and are generally held to maturity.

Liquidity risk
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20 to the financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 28, 2015 and 2014:

			February 28, 2015
Required payments per year		Carrying	Less than	1 to	More than
	Total	amount	1 year	5 years	5 years

Trade and other payables	$1,084	$1,084	$1,084	$-	$-
Payable to parent corporation	538	538	538	-	-
	$1,622	$1,622	$1,622	$-	$-

			February 28, 2014
Required payments per year	Total	Carrying	Less than	1 to	More than
		amount	1 year	5 years	5 years

Trade and other payables	$1,171	$1,171	$1,171	$-	$-

The Derivative warrant liabilities are excluded from the above table as they will be settled in shares and not by the use of liquidities.

As at May 27, 2015, the total number of Class A shares of the Corporation issued and outstanding was 106,444,012. The
Corporation also has 4,213,750 stock options, 181,000 restricted shares units, 20,016,542 Series 8 & 9 warrants.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Nominees for Election as Director

The following table sets out the name and the province and country of residence of each of the persons proposed for election as Directors in the Corporation’s proxy circular dated June 15, 2015, and all other positions and offices with the Corporation held by such person, his or her principal occupation, the year in which the person became a director of the Corporation, and the number of Common Shares of the Corporation that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province and country of residence of each director and proposed director	Principal Occupation	First year as director	Number of Common Shares beneficially owned or controlled or directed by each proposed director
Jerald J. Wenker California, United States Chairman of the Board	President and Chief Operating Officer, Dermalogica	2014	2,500
Roderick Carter California, United States	Principal at Aquila Life Sciences LLC	-	-
Jim Hamilton New Jersey, United States	President and CEO of Neptune	-	-
Adrian Montgomery Ontario, Canada	President of Tuckamore Capital	2014	-
Reed V. Tuckson Washington, United States Director	Managing Director, Tuckson Health Connections, LLC	2013	7,299
Harlan W. Waksal New York, United States Director	President & Chief Executive Officer of Kadmon Corporation LLC	2013	873,700

The information as to the number of Common Shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information, is not within the knowledge of the Corporation and has been furnished by the respective nominees individually.

The following is a brief biography of the nominees:

Jerald J. Wenker – Director and Chairman of the Board

Mr. Wenker is currently President and Chief Operating Officer of Dermalogica, a leading professional skin care company based in the United States. Previously, he was President of Ther-Rx Corporation, the branded division of KV Pharmaceuticals. Prior to Ther Rx, Mr. Wenker worked at Abbott Laboratories for approximately 15 years where he held several executive roles in such areas as commercial and marketing management, strategic planning, licensing and new business development as well as new product development. Mr. Wenker holds a Master of Science in Marketing from Northwestern University’s J.L. Kellogg Graduate School of Management.

Roderick Carter, M.D. – Proposed Director

Mr. Carter has a strong history of contributions to healthcare through clinical, research, business and people leadership. He has significant experience developing and commercializing nutraceutical and pharmaceutical products and has successfully led clinical research and business development strategies for cardiovascular and inflammation related diseases. Mr. Carter is currently Principal at Aquila Life Sciences LLC, a consulting firm he founded focusing on pharmaceutical development and commercialization. Prior to this he was Vice President of Clinical Development at Reliant Pharmaceuticals, which developed the omega-3 cardiovascular drug Lovaza, and today is a wholly owned subsidiary of GlaxoSmithKline. He also served as Executive Director at Merck and Co., USA, President and CEO of WellGen and Senior Medical Director at Pfizer Inc., USA. Dr. Carter received his Medical Degree from the University of Witwatersrand, Johannesburg, along with a Master of Science degree in Sports Medicine from Trinity College, Dublin.

Jim Hamilton – Proposed Director

Mr. Hamilton is currently President and CEO of Neptune Technologies & Bioressources Inc., Acasti’s mother company. Prior to joining Neptune, Mr. Hamilton served as Vice President Human Nutrition and Health, North America, and President of DSM Nutritional Products USA, Inc., based in Parsippany, New Jersey. He was serving on the global management team of DSM Nutritional Products’ Human Nutrition & Health business, an organization with over $2 billion in global sales and operations in more than 40 countries. DSM Nutritional Products is an important division of the life sciences and material sciences corporation, DSM N.V. of the Netherlands. Mr. Hamilton’s industry knowledge has made him a valuable contributor to several trade associations and he is the immediate past chairman of the board of directors of the Council for Responsible Nutrition, the dietary supplement industry’s leading trade association. Mr. Hamilton is a graduate of Concordia University in Montreal, Canada and he has attended a number of business education and leadership programs at the London Business School and INSEAD.

Adrian Montgomery – Proposed Director

Mr. Montgomery is President of Tuckamore Capital, a publicly-traded company that has invested approximately $700 million in successful private businesses since its inception in 2005. Prior to joining Tuckamore, he headed business development at Rogers Media Inc. Mr. Montgomery is a lawyer and member of the New York State Bar and currently serves on the boards of Epsilon Energy, a TSX-listed Company, and the Toronto East General Hospital Foundation.

Dr. Reed V. Tuckson – Director

Dr. Tuckson is a graduate of Howard University, Georgetown University School of Medicine, and the Hospital of the University of Pennsylvania's General Internal Medicine Residency and Fellowship Programs, where he was also a Robert Wood Johnson Foundation Clinical Scholar studying at the Wharton School of Business. Dr. Tuckson is currently the Managing Director of Tuckson Health Connections, LLC, a health and medical care consulting business. Previously, he served a long tenure as Executive Vice President and Chief of Medical Affairs for UnitedHealth Group, a Fortune 25 health and well-being company. Dr. Tuckson is member of the Advisory Committee to the Director of the National Institutes of Health and is also an active member of the Institute of Medicine of the National Academy of Sciences. He also serves on the Boards of the American Telemedicine Association, Howard University and Cell Therapeutics Inc., a public corporation.

Dr. Harlan W. Waksal – Director

Dr. Harlan W. Waksal is a retired physician. Dr. Waksal was the Vice-President, Business and Scientific Affairs at Acasti, the Corporation’s subsidiary. He received his B.A. from Oberlin College and M.D. from Tufts University School of Medicine, and his post graduate training in Internal Medicine and in Pathology. In addition, he did research in immunology at the Weizmann Institute of Science. Dr. Waksal was a founder of Imclone Systems Incorporated; a New York based pharmaceutical company specializing in developing new treatment for various forms of cancer. He served as the Chief Operating Officer and member of the Board of Directors from 1986 until 2001 and as President/CEO from 2001 until 2002. During his tenure, he was responsible for building the scientific and operation infrastructure of the company. Dr. Waksal is the author of over 50 scientific publications and has been the author of multiple patents and patent applications. His current activities are focused on managing various real estate developments and serving on select Board of Directors. Dr. Waksal currently serves on the Boards of the Oberlin College, Senesco Technologies, Inc. He also serves on the Advisory Board of Northern Rivers Funds.

Other than information with respect to Mr. Waksal, our Vice-President, Business and Scientific Affairs, which is found in the table above regarding information about our directors, the following table sets forth each member of our senior management’s name, province and country of residence and his/her principal occupation.

Name, Province and Country of Residence	Principal Occupation	Position Within the Corporation

Pierre Lemieux Québec, Canada	Chief Operating Officer of Acasti	Chief Operating Officer

Following are brief biographies of our senior managers:

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

B.	Compensation

Director Compensation
For the financial year ended on February 28, 2015, Mr. Henri Harland (the Corporation’s former President and CEO until April 28, 2014) did not receive any compensation by the Corporation in his capacity as Director and was not considered by the Board as being “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Dr. Harland Waksal (former Vice-President, Business and Scientific Affairs at Acasti until October 14, 2015) was also not considered by the Board as being “independent”.

The Directors’ compensation consists of a base annual retainer in the amount of $10,000 and attendance fees for meetings of the Board of Directors and its committees in the amount of $1,000 when the meeting is held in person and half of said amount when the meeting is held by telephone. There was no additional annual retainer for the Board and committee chairs.

In addition to acting as Directors of the Corporation, Mr. Jerald J. Wenker, Mr. Valier Boivin, Dr. Ronald Denis, Mr. Pierre Fitzgibbon, Mr. Adrian Montgomery, Dr. Reed V. Tuckson and Dr. Harlan W. Waksal, also occupied the position of director of Neptune and were remunerated by Neptune in those capacities For a description of the compensation paid to the Directors of the Corporation who rendered services to Neptune or other subsidiaries of Neptune during the financial year ended February 28, 2015, we refer you to Neptune’s management information circular dated June 15, 2015 (the “Neptune Circular”) available on SEDAR at www.sedar.com.

Compensation Paid to Directors

The total compensation paid to the non-executive Directors by the Corporation and its subsidiaries during the financial year ended on February 28, 2015 is set out in the following table:

Name	Financial Year Ended February 28	Fees earned ($)	Option-based awards(1)(2) ($)	All other compensation (3)(4) ($)	Total ($)
Jerald J.Wenker	2015	14,000	15,316	3,751 (5)	33,067
Valier Boivin	2015	18,250	-	-	18,250
Ronald Denis	2015	15,250	-	-	15,250
Pierre Fitzgibbon	2015	13,000	30,633	-	43,633
Adrian Montgomery	2015	10,500	30,633	-	41,133
Reed V. Tuckson	2015	14,750	-	-	14,750
Harlan Waksal	2015	16,250	-	40,000 (6)	56,250
(1)
The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of the awards is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(2)
For the period ended on February 28, 2015, the fair market value of the June 26, 2014 option-based award granted to Mr. Wenker, Mr. Montgomery and Mr. Fitzgibbon is based on a fair value of $0,41 per option.

(3)	The Directors do not receive pension benefits, perquisites or other non-equity annual compensation.

(4)
The value of the perquisites and other personal benefits received by these Directors did not total an aggregate value of $50,000 or more, and does not represent more than 10% of the compensation paid during 2015.

(5)	3,500 USD converted at 1.2503 (exchange rate, as of February 27th 2015) was paid for consulting services rendered to the Corporation and its subsidiaries.

(6)	This amount represents a salary payment for his role as Vice-President, Business and Scientific Affairs at Acasti until October 14, 2014 for the sum of $40 000.

Outstanding Share-Based, Option-Based, and Warrant-Based Awards for Directors

The following tables provides information on the number and value of the outstanding share-based, option-based and warrant-based awards held by non-executive Directors of the Corporation at the end of the financial year ended February 28, 2015.

Share-Based Awards

Non-Executive Directors’ Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (1)	Market or payout value of vested share-based awards that have not paid-out or distributed ($)
Harlan W. Waksal	37,500	25,125	n/a
(1) Calculation is based on the trading price, at closing, of Acasti’s shares on the TSXV of $0.67 on February 27, 2015.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)
Jerald Wenker
June 26, 2014	37,500	1.20	June 26, 2017	-
December 19, 2013	37,500	2.10	December 19, 2016	-
Ronald Denis
April 11, 2012	50,000	2.10	April 11, 2017	-
June 16, 2011	75,000	1.40	June 16, 2016	-
October 8, 2008	25,000	0.25	October 8, 2018	10,500
Pierre Fitzgibbon
June 26, 2014	75,000	1.20	June 26, 2017	-
Adrian Montgomery
June 26, 2014	75,000	1.20	June 26, 2017	-
Reed Tuckson
December 19, 2013	75,000	2.10	December 19, 2016	-
Harlan Waksal
April 11, 2012	200,000(3)	2.10	April 11, 2017	-
June 16, 2011	200,000(3)	1.40	June 16, 2016	-
(1) On June 21, 2013, Neptune granted call-option based awards to independent Directors of the Corporation at the time, namely, Dr. Denis and Mr. Boivin. They were each granted call-options for 75,000 Class A Shares of the Corporation, such call-options having a call-option exercise price of $3.00 and a call option expiration date of June 21, 2017. For additional information, please refer to the “Outstanding Share-Based, Option-Based, Call-Option-Based, and Warrant-Based Awards for Directors – Call-Option Based Awards” section in the Neptune Circular.
(2) Calculation is based on the trading price, at closing, of Acasti’s shares on the TSXV of $0.67 on February 27, 2015.
(3)  Awards received for his role as former Vice-President, Business and Scientific Affairs.

Share-based and Option-based Awards of the Corporation – value vested during the financial year ended on February 28, 2015

The following table sets out the value of share-based and option- awards of the Corporation held by non-executive Directors of the Corporation that vested during the financial year ended on February 28, 2015:

Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 28, 2015 ($)	Option-based Awards of the Corporation – value vested during the financial year ended on February 28, 2015 ($)
Valier Boivin	5,533.35	-
Ronald Denis	11,066.65	-
Harlan W. Waksal	67,783.35	-

Compensation of Named Executive Officers

During the financial year ended February 28, 2015, the Corporation had four Named Executive Officers of the Corporation, being, Pierre Lemieux, Chief Operating Officer (“COO”), André Godin, the Corporation’s interim Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), Henri Harland , the Corporation’s former Chief Executive Officer until April 27, 2014 and Xavier Harland, the Corporation’s former Chief Financial Officer until June 13, 2014.

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

Compensation Discussion and Analysis

Compensation of executive officers of the Corporation is recommended to the Board of Directors by the Human Resources and Governance Committee. In its review process, the Human Resources and Governance Committee relies on input from management on the assessment of executives and Corporation performance.

During the most recently completed financial year, the Human Resources and Governance Committee was composed of the following independent members: Pierre Fitzgibbon, Ronald Denis, Adrian Montgomery, Reed V. Tuckson, and Jerald J. Wenker. The Human Resources and Governance Committee establishes management compensation policies and oversees their general implementation. All members of the Human Resources and Governance Committee have direct experience which is relevant to their responsibilities as Human Resources and Governance Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation’s sector provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metric for measuring success.

Risk management is a primary consideration of the Human Resources and Governance Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made until performance goals are met.

Executive compensation is generally based on pay for performance and competitive with other firms of comparable size in similar fields. The Chief Executive Officer makes recommendations to the Human Resources and Governance Committee as to the compensation of the Corporation’s executive officers, other than himself, for approval by the Board. The Human Resources and Governance Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other executive officers is based.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the global financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, generally based on actual versus budgeted results. These performance goals will therefore take into account (1) the Corporation’s earnings, profit, adjusted EBITDA and their compliance with budgeted results, (2) the Corporation’s share performance during the last completed financial year, and (3) the business development and personal achievements fulfilled by each executive employee, as the case may be. Generally, new stock option grants do not take into account previous grants of options when considering new grants.

Qualitative factors beyond the quantitative financial metrics are also a key consideration in determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Corporation’s values are key to individual compensation decisions.

The President and Chief Executive Officer’s salary is based on comparable market consideration and the Human Resources and Governance Committee’s assessment of his performance, with regard to the Corporation’s financial performance and progress in achieving strategic performance.

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation by providing a compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

The Human Resources and Governance Committee has authority to retain the services of independent compensation consultants to advise its members on executive compensation and related matters, and to determine the fees and the terms and conditions of the engagement of such consultants. During the year, the Human Resources and Governance Committee retained the services of Hexarem Inc. (“Hexarem”) to review the Corporation’s executive compensation programs, including base salary, short-term and long-term incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of peer groups of similar and larger size, as measured by market capitalization, biotechnology and pharmaceutical companies listed or headquartered in North America. The compensation policy is currently under review and is expected to be finalized during the current financial year.

All of the services provided by Hexarem were provided to the Human Resources and Governance Committee. The Human Resources and Governance Committee has assessed the independence of Hexarem and concluded that its engagement of Hexarem does not raise any conflict of interest with the Corporation or any of the Directors or executive officers.

The Directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Director or officer.

Compensation Elements

Compensation of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the compensation for the financial year ended February 28, 2015, the following components were examined:

(i)	base salary;
(ii)	annual incentive plan, consisting of a cash bonus;
(iii)	grant of stock options of the Corporation;
(iv)	equity based compensation; and
(v)	other elements of compensation, consisting of benefits.

Base Salary

The compensation of the Corporation’s executive officers is determined by the Board of Directors upon recommendations made by the Human Resources and Governance Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

Annual Incentive Plan

The Corporation has a bonus plan for the executive officers, representing a percentage of their base annual salary. The grant of bonus performance is left at the discretion of the Board of Directors upon the recommendation of the Human Resources and Governance Committee, based on the global financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, as more fully described above. Mr. Pierre Lemieux, COO of Acasti, is eligible for up to a 30% bonus of his annual base salary.

Stock Options and Warrants

The grant of stock options by Acasti and/or the transfer of Acasti warrants held by Neptune to the Named Executives Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Named Executive Officers as well as aligning the interests of the Corporation’s executives with those of its Shareholders.

The stock option component of an NEO’s compensation, which includes a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Corporation.

The Corporation’s Human Resources and Governance Committee is responsible for overseeing and managing the Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

The grant of options and/or warrants is part of the long-term incentive component of executive and director compensations and an essential part of compensation. Designated senior executives and Directors may participate in the stock option plan, which is designed to encourage optionees to link their interests with those of Shareholders, in order to promote an increase in Shareholder value. Awards are made by the Board of Directors, after recommendation by the Human Resources and Governance Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in Shareholder value. Previous awards may sometimes be taken into account when new awards are considered. The terms of the plan are described below under the heading “Stock Option Plan” below.

Equity Based Executive Compensation

The grant of restricted share units, stock options by the Corporation and/or the transfer of warrants to the Named Executive Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Corporation’s executives as well as aligning the interests of the Corporation’s executives with that of its Shareholders.

On May 22, 2013, the Equity Incentive Plan was adopted by the Board of Directors in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Corporation’s Equity Incentive Plan was approved by the Shareholders at its 2013 Shareholders’ meeting held on June 27, 2013. For more a more detailed description of the Corporation’s Equity Incentive Plan, please see below.

Stock Option Plan

The Corporation’s Stock Option Plan was adopted by the Board of Directors on October 8, 2008, amended as of April 29, 2009, and further amended as of March 21, 2011 and May 22, 2013.

The Stock Option Plan was adopted to ensure that the Corporation and its Shareholders benefit from incentive participation through the holding of Common Shares by Directors, officers, employees and consultants of the Corporation, as designated by the Board of Directors.

On May 22, 2013, the Board approved an amendment to the Stock Option Plan in order to comply with the revised regulations of the TSXV governing stock option plans. This amendment was approved by the Shareholders at its 2013 Shareholders’ meeting held on June 27, 2013.

The Stock Option Plan is administered by the Board of Directors, which will determine, inter alia, the number of Common Shares covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the Stock Option Plan. The Corporation’s Human Resources and Governance Committee is responsible for overseeing and managing the Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

Options for Common Shares of the Corporation representing, from time to time, up to 10% of the issued Common Shares of the Corporation then outstanding may be granted by the Board of Directors pursuant to the Stock Option Plan.

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

The options are non-transferable and may be exercised during the period determined by the Board of Directors, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options will lapse upon termination of employment or the end of the business relationship with the Corporation or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director’s term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSXV if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested Shareholders) if applicable, the Board of Directors has the right to amend or terminate the Stock Option Plan. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.

Pursuant to the rules of the TSXV, the Stock Option Plan must be approved each year by the Shareholders of the Corporation at its annual meeting.

Equity Incentive Plan

The following is a summary of important provisions of the equity incentive plan of Acasti (the “Equity Incentive Plan”). It is not a comprehensive discussion of all of the terms and conditions of the Equity Incentive Plan. Readers are advised to review the full text of the Equity Incentive Plan to fully understand all terms and conditions of the Equity Incentive Plan. A copy of the Equity Incentive Plan can be obtained by contacting Acasti’s Corporate Secretary.

On May 22, 2013, the Equity Incentive Plan was adopted by the Board in order to, amongst other things, provide Acasti with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of Acasti. The adoption of the Equity Incentive Plan was approved by the Shareholders at its 2013 Shareholders’ meeting held on June 27, 2013.

Eligible Persons may participate in the Equity Incentive Plan. “Eligible Persons” under the Equity Incentive Plan consist of any director, officer, employee or consultant (as defined in the Equity Incentive Plan) of Acasti or of a subsidiary. A participant (“Participant”) is an Eligible Person to whom an award has been granted under the Equity Incentive Plan. The Equity Incentive Plan provides Acasti with the option to grant to Eligible Participants Bonus Shares, Restricted Shares, Restricted Share Units, Performance Share Units, Deferred Share Units and other Share-Based Awards.

Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

If, and for so long as the Common Shares are listed on the TSXV, no more than 5% of the issued and outstanding Common Shares may be granted to any one individual Participant in any 12 month period (unless Acasti has obtained disinterested approval for such grant) and no more than 2% of the issued and outstanding Common Shares may be granted to any one consultant or employee conducting investor relations activities in any 12 month period.

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

Other Forms of Compensation

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations. The Corporation does not have any pension plan available for its employees, executives or Directors.

Summary Compensation Table – Named Executive Officers

The following Summary Compensation Table sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 28, 2015 and allocated to the Corporation. For a description of the compensation of the Named Executives Officers that includes compensation for their roles with Neptune and its subsidiaries, refer to the information relating thereto in the management information circular of Neptune dated June 15, 2015 which can be found on SEDAR at www.sedar.com.

Name and Principal Position	Year ended February 28/29	Salary ($)	Share-Based Awards(1)(2) ($)	Option-based/Warrant-based awards(1)(2) ($)	Annual incentive plans ($)	All other compensation ($)(3)(4)(8)	Total compensation ($)
Pierre Lemieux Chief Operating Officer	2015 2014 2013	184,115 170,308 190,769	- 207,000 -	22,163 102,505 167,956	- - -	16,000 - -	222,278 479,813 358,725
André Godin(6) Former Interim President, CEO and CFO	2015 2014 2013	63,538 23,442 25,277	- 54,790 -	14,775 12,255 120,986	20,000 - -	19,419 - -	117,732 90,487 146,263
Henri Harland(7) Former CEO and President	2015 2014 2013	25,742 128,712 106,402	- 492,180 -	- 119,487 368,659	- - -	72,811 - -	98,553 740,379 475,061
Xavier Harland(8) Former Chief Financial Officer	2015 2014 2013	38,077 115,693 118,038	- 345,000 -	- 85,421 191,073	- - -	31,651 - -	69,728 546,114 309,111
(1)
The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(2)
For the period ended on February 28, 2015, the fair market value of the October 20, 2014 option-based award granted to Mr. André Godin and Mr. Pierre Lemieux is based on a fair value of $0.30 per option.

For the period ended on February 28, 2014, the fair market value of the June 27, 2013 Acasti share-based awards is based on a fair value of $2.89 per restricted share unit (“RSU”) granted to all NEOs.

For the period ended on February 28, 2014, the fair market value of the June 21, 2013 Acasti call-option based awards granted by Neptune is based on a fair value of $1.14 per Acasti call-option granted to Mr. Pierre Lemieux and Mr. Xavier Harland, and $1.22 per Acasti call-option granted to Mr. Henri Harland and Mr. André Godin.

For the period ending on February 28, 2013, the fair market value of the April 11, 2012 option-based awards is based on a fair value of $1.12 per option granted to Mr. Pierre Lemieux, $0.96 per option granted to Mr. Xavier Harland, $1.21 per option granted to Mr. André Godin and $1.23 per option granted to Mr. Henri Harland.

(3)	The NEOs do not receive pension benefits, perquisites or other non-equity annual compensation.

(4)
The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary in FY2015, 2014 or 2013.

(5)
These amounts include severance payments, vacation time accumulated and paid during FY2015, as well as salary cuts applied during FY2013-2014 that were paid back to the Name Executive Officers during FY2015.

(6)
Mr. André Godin became Interim President and Chief Executive Officer of the Corporation on May 23, 2014 and Chief Financial Officer of the Corporation on June 16, 2014. Mr. Godin’s functions with the Corporation were terminated on April 29, 2015.

(7)	Mr. Henri Harland resigned as President, Secretary and Chief Executive Officer of the Corporation on April 27, 2014.

(8)	Mr. Xavier Harland resigned as Chief Financial Officer of the Corporation on June 13, 2014.

Outstanding Share-Based, Option-Based and Warrant-Based Awards

The following tables provide information on the number and value of the outstanding share-based, option-based and warrant-based awards held by Named Executive Officer at the end of the financial year ended February 28, 2015.

Share-Based Awards

Named Executive Officers	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (1)	Market or payout value of vested share-based awards that have not paid-out or distributed ($)
Pierre Lemieux Chief Operating Officer	12,500	8,375	-
André Godin(2) Interim Chief Executive Officer and Interim Chief Financial Officer	12,500	8,375	-
Xavier Harland(3) Former Chief Financial Officer	25,000	16,750	-
(1)  Calculation is based on the trading price, at closing, of Acasti’s shares on the TSXV of $0.67 on February 27, 2014.
(2) Mr. André Godin became Interim President and Chief Executive Officer of the Corporation on May 23, 2014 and Chief Financial Officer of the Corporation on June 16, 2014. Mr. Godin’s functions with the Corporation were terminated on April 29, 2015.
(3) Mr. Xavier Harland resigned as Chief Financial Officer of the Corporation on June 13, 2014.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Pierre Lemieux
October 20, 2014	75,000	0.65	October 19, 2019	1,500
April 11, 2012	150,000	2.10	April 11, 2017	-
June 16, 2011	200,000	1.40	June 16, 2016	-
André Godin(2)
October 20, 2014	50,000	0.65	October 19, 2019	1,000
April 11, 2012	100,000	2.10	April 11, 2017	-
June 16, 2011	150,000	1.40	June 16, 2016	-
October 8, 2008	100,000	0.25	October 8, 2018	42,000
Xavier Harland(3)
April 11, 2012	200,000	2.10	April 11, 2017	-
June 16, 2011	200,000	1.40	June 16, 2016	-
October 8, 2008	50,000	0.25	October 8, 2018	21,000
(1)  Calculation is based on the trading price, at closing, of Acasti’s shares on the TSXV of $0.67 on February 27, 2014.
(2) Mr. André Godin became Interim President and Chief Executive Officer of the Corporation on May 23, 2014 and Chief Financial Officer of the Corporation on June 16, 2014. Mr. Godin’s functions with the Corporation were terminated on April 29, 2015.
(3) Mr. Xavier Harland resigned as Chief Financial Officer of the Corporation on June 13, 2014.

Share-based, Option-based, and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2015

The following table sets out the value of share-based awards and the value of option-based and warrant-based awards of the Corporation held by the NEOs of the Corporation that vested during the financial year ended on February 28, 2015:

Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)	Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)
Pierre Lemieux	20,750	-
André Godin(1)	20,750	-
Henri Harland(2)	3,633	-
Xavier Harland(3)	41,500	-

(1) Mr. André Godin became Interim President and Chief Executive Officer of the Corporation on May 23, 2014 and Chief Financial Officer of the Corporation on June 16, 2014. Mr. Godin’s functions with the Corporation were terminated on April 29, 2015.

(2) Mr. Henri Harland resigned as President, Secretary and Chief Executive Officer of the Corporation on April 27, 2014.

(3) Mr. Xavier Harland resigned as Chief Financial Officer of the Corporation on June 13, 2014.

Performance Graph

On February 27, 2015, the closing price of the Common Shares of the Corporation on the TSXV was $0.67 per share. The following graph shows the cumulative return in dollars of a $100 investment in common shares of the Corporation, as of March 31st, 2011 on the TSXV, compared with the total return of the S&P TSX Composite Index for the period shown on this graph.

Note: The Corporation’s shares were listed on the TSXV for the first time on March 31, 2011 (CA: APO).

The Human Resources and Governance Committee considers a number of factors and performance elements when determining compensation for the members of the executive management. Although total cumulative Shareholder return is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations. As a result, a direct correlation between total cumulative Shareholder return over a given period and executive compensation levels is not anticipated.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as at February 28, 2015 the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. The number of shares which appears at in the line “Share-based compensation plan” refers to the Corporation’s Stock Option Plan and Equity Incentive Plan.

Plan Category	(A) Number of securities to be issued upon the exercise of outstanding options and rights		(B) Weighted average exercise price of outstanding options and rights ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Common Shares)
Equity compensation plans approved by security holders	Stock Option Plan(1)	4,296,500	1.53	6,347,901
	Equity Incentive Plan(2)	184,000	n/a	769,282
Equity compensation plans not approved by security holders	n/a		n/a	n/a
Total	4,480,500			7,117,183 (3)
(1) Please refer to Section “Stock Option Plan” elsewhere in this Annual Report for a description of the principal terms of the Stock Option Plan.
(2) Please refer to Section “Equity Incentive Plan” elsewhere in this Annual Report for a description of the principal terms of the Equity Incentive Plan.
(3) Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

The Stock Option Plan of the Corporation is a rolling stock option plan within the meaning of the Policy 4.4 of the TSX Venture Exchange Corporate Finance Manual which permits the issuance of up to 10% of the issued and outstanding Common Shares of the Corporation from time to time. The number of Shares reserved for issuance and which will be available for issuance pursuant to awards granted under the Equity Incentive Plan is equal to a number that, if, and for so long as the Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Shares, which number shall include Shares issuable pursuant to the Stock Option Plan.

Pension Benefit Plans

The Corporation has no pension benefit plans.

Termination and Change of Control Benefits

Pierre Lemieux, Chief Operating Officer of Acasti

In accordance with the terms and provisions of the employment agreement entered into between the Corporation and Mr. Pierre Lemieux, the Corporation may terminate the executive’s employment at any time without cause by providing him with a six-week notice of termination and payment of base salary payable in six equal monthly installments, representing one month plus one month per year of service up to the lower of (i) $125,000, or (ii) twelve (12) months.

The employee may also, within sixty (60) days of the occurrence of a “fundamental change” as defined in the employment agreement (which includes a reduction of salary or of the responsibilities or functions of the employee), voluntarily terminate his employment by giving the Corporation thirty (30) days written notice of termination. In this case, the employee will be entitled to the same compensation and conditions as for a termination of the employment agreement by the Corporation for any reason other than just cause, as described above.

C.	Board Practices

Board of Directors

Director Independence

The Board of Directors believes that, in order to maximize effectiveness, the Board of Directors must be able to operate independently A majority of Directors must satisfy the applicable tests of independence, such that the Board of Directors complies with all independence requirements under applicable corporate and securities laws and stock exchange requirements applicable to the Corporation. No Director will be independent unless the Board of Directors has affirmatively determined that the Director has no material relationship with the Corporation or any of its affiliates, either directly or indirectly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation or its Affiliates. Such determinations will be made on an annual basis and, if a Director joins the Board of Directors between annual meetings, at such time.

Independent Directors.

The Board of Directors considers that Mr. Wenker, Dr. Denis, Mr. Boivin, Mr. Fitzgibbon, Mr. Montgomery and Dr. Tuckson are “independent” within the meaning of NI 52-110 and NASDAQ listing rules, as it applies to the Board of Directors.

Directors who are not independent.

The Board of Directors considers that Dr. Harlan Waksal is not “independent” within the meaning of NI 52-110, as it applies to the Board of Directors in that Dr. Harlan Waksal was executive officer and employee of Acasti. Mr. Waksal resigned as an executive officer of Acasti on October 14, 2014.

Majority of Directors will be independent.

As of the date of this Annual Report, the Board of Directors considers that currently six of its seven members of the Board of Directors are independent within the meaning of NI 52-110 and NASDAQ listing rules, as it applies to the Board of Directors. Upon the election of the proposed Directors, four of the six members of the Board for the ensuing year will be independent within the meaning of NI 52-110 and NASDAQ listing rules, as it applies to the Board of Directors, and a majority of the Directors will therefore be independent.

Upon the election of the proposed Directors, only Mr. Jim Hamilton will serve on the Board of Directors of Neptune.

Independent Directors hold regularly scheduled closed meetings.

During the last completed financial year ended February 28, 2015, the independent Directors held at least three (3) scheduled meetings at which non-independent Directors and members of management were not in attendance.

Attendance record of Directors for Board meetings

During the financial year ended February 28, 2015, the Board of Directors held 8 meetings. Attendance of Directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance in Person	Telephone Meeting Attendance	Total Attendance
Jerald Wenker	5/7	2/7	7/7
Ronald Denis	5/8	1/8	6/8
Valier Boivin	7/8	1/8	8/8
Pierre Fitzgibbon	5/5	1/5	5/5
Harlan Waksal	6/8	1/8	7/8
Reed Tuckson	2/8	6/8	8/8
Adrian Montgomery	3/5	-	3/5

Chairman of the Board

Mr. Jerald Wenker, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors’ practices.

Board Mandate

How the Board delineates its role and responsibilities

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

Position Descriptions

How the Board delineates the role and responsibilities of the chair and the chair of each Board committee

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

How the Board delineates the role and responsibilities of the CEO

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer’s objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer’s presentation of the Corporation’s annual plan. These objectives include a general mandate to maximize Shareholder value. The Board of Directors approves the Chief Executive Officer’s objectives for the Corporation on an annual basis

Orientation and Continuing Education

Measures the Board takes to orient new Directors

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation’s business.

Measures the Board takes to ensure that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors

The Board does not formally provide continuing education to its Directors. The Directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

Audit Committee Information

The Audit Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting, including (i) reviewing the Corporation’s procedures for internal control with the Corporation’s auditor and management performing financial functions; (ii) reviewing and approving the engagement of the auditor; (iii) reviewing annual and quarterly financial statements and all other material continuous disclosure documents, including the Corporation’s annual information form and management’s discussion and analysis; (iv) assessing the Corporation’s financial and accounting personnel; (v) assessing the Corporation’s accounting policies; (vi) reviewing the Corporation’s risk management procedures; and (vii) reviewing any significant transactions outside the Corporation’s ordinary course of business and any pending litigation involving the Corporation.

The Audit Committee has direct communication channels with Acasti’s management performing financial functions and the external auditor of Acasti to discuss and review such issues as the Audit Committee may deem appropriate.

The Audit Committee is comprised of Mr. Valier Boivin, who acts as Chair and Messrs. Pierre Fitzgibbon and Jerald J. Wenker. Each of these individuals is “financially literate” and “independent” within the meaning of NI 52-110. For more information on the expertise and experience of each member, please refer to the “Report on the Audit Committee” section of the Corporation’s annual information form.

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

Other Board Committees
Other than the Audit Committee, the Corporation also has a Human Resources and Governance Committee. The mandate of the Human Resources and Governance Committee consists of the evaluation of the proposed nominations of senior executives and Director candidates to the Corporation’s Board of Directors, recommending for Board approval, if appropriate, revisions to our corporate governance practices and procedures, developing new charters for any new committees established by the Board of Directors, monitoring relationships and communication between management and the Board of Directors, monitoring emerging best practices in corporate governance and oversight of governance matters and assessing the Board of Directors, its committees and Directors. The Human Resources and Governance Committee is also in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the TSXV regarding corporate governance.

Assessments
The Board of Directors, its committees and each Director of the Corporation are subject to regular evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by Directors at the beginning and during meetings of the Board of Directors and of each of its committees. Among other things, these adjustments deal with the level of preparation of Directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to Directors for discussion and debate of items on the agenda.

Director Term Limits

The Board has actively considered the issue of term limits for Directors and will continue to do so. At this time, the Board does not believe that it is in the best interests of the Corporation to establish a limit on the number of times a Director may stand for election. While such a limit could help create an environment where fresh ideas and viewpoints are available to the Board, a director term limit could also disadvantage the Corporation through the loss of the beneficial contribution of Directors who have developed increasing knowledge of, and insight into, the Corporation and its operations, over a period of time. As the Corporation operates in a unique industry, it is difficult to find qualified Directors with the appropriate background and experience and the introduction of a director term limit would impose further difficulty.

Policies Regarding the Representation of Women on the Board and Amongst Executive Officers
The Corporation has not adopted a formal written policy regarding diversity amongst executive officers and members of the Board of Directors, including mechanisms for Board renewal, in connection with, among other things, the identification and nomination of women Directors. Nevertheless, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board of Directors.

Rather than considering the level of representation of women for directorship and executive officer positions when making Board or executive officer appointments, Acasti considers all candidates based on their merit and qualifications relevant to the specific role. While Acasti recognizes the benefits of diversity at all levels within its organization, it does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of candidates for directorship or executive management positions or that would otherwise force the composition of the Corporation’s Board of Directors and executive management team. Currently, Neptune does not have any women who are executive officers or Directors.

D.	Employees

Acasti’s management consists of professionals experienced in business development, finance and science. The Acasti research team includes scientists with expertise in pharmaceutical development, chemistry, manufacturing and controls, nonclinical and clinical studies, pharmacology, regulatory affairs, quality assurance/quality control, intellectual property and strategic alliances. As of February 28, 2015, the Corporation employed seven people in Canada, six of whom have biology, chemistry, biochemistry or microbiology credentials, and one administrative staff with a pharmaceutical industry background. Acasti generally requires all of its employees to enter into an invention assignment, non-disclosure and non-compete agreement. The Corporation relies, in part, on the administrative and other staff of its parent company, Neptune, and also relies on consultants from time to time. The Corporation’s employees are not covered by any collective bargaining agreement or represented by a trade union. The Corporation places special emphasis on training for its personnel.

E.	Share Ownership

The following table shows the total number of Common Shares beneficially owned by each of our directors and senior management and the percentage of the total issued and outstanding Common Shares that such holdings represent.

Name	Common Shares beneficially owned as of May 27, 2015	Percentage of total issued and outstanding Common Shares as of May 27, 2015(1)
Jerald J. Wenker	2500	*
Reed V. Tuckson	7,299	*
Pierre Lemieux	45,000	*
Harlan Waksal	873,700	*
Adrian Montgomery	-	*
Jim Hamilton	-	*
Roderick Carter	-	*

(1)	Based on 106,444,012 Common Shares outstanding.
*	Less than 1%.

See “Item 6.B – Compensation” above for information regarding the share-based, option-based, call-option-based, and warrant-based awards held by our directors and senior managers.

See “Item 6.B – Compensation” above for a description of our Stock Option Plan and Equity Incentive Plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of May 27, 2015, Neptune owns 50,755,933 Common Shares representing approximately 47.68% of the Common Shares issued and outstanding. The Common Shares are voting, participating and have no par value. Neptune also owns a warrant entitling it to acquire 592,500 Common Shares. Neptune does not have different voting rights than other beneficial owners of Common Shares.

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

All Common Shares of the Corporation, including all those held by Neptune, are common shares with similar voting rights. Based on the records of the Corporation’s registrar and transfer agent as of June 15, 2015, Computershare Trust Company of Canada, there were approximately 116 registered holders (including DTC) of the Corporation’s Common Shares resident in the United States (approximately 10% of all registered holders).

B.	Related Party Transactions

Please see the section entitled “Related Party Transactions” in our MD&A included above.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Statements

A.	Consolidated Statements and Other Financial Information

Financial Statements

See “Item 17 – Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

Due to the fact that a significant portion of the Corporation’s intellectual property rights are licensed to it by Neptune, the Corporation relies on Neptune to protect a significant portion of the intellectual property rights that it uses under such license. Neptune is engaged in a number of legal actions related to its intellectual property.

Henri Harland

On May 29, 2014, Henri Harland, former President and Chief Executive Officer of the Corporation filed a lawsuit against the Corporation, Neptune and NeuroBioPharm Inc. (“NeuroBioPharm”) in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages, interest and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBioPharm, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 1,000,000 call options on shares held by Neptune in Acasti and NeuroBioPharm. As a result of the lawsuit, Mr. Harland was requested to resign as Director of the Corporation. On December 11, 2014, Neptune, Acasti and NeuroBioPharm filed their defense and counterclaim alleging inter alia that Mr. Harland’s contract is null and void and that he is owed nothing following his resignation. Should the Court determine that the contract is nonetheless valid, the Defendants’ position, as stated in the defense and counterclaim, is that there was also enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause and that again, nothing is owed to the plaintiff. No trial date has been set. No agreement has been reached and an estimate of its financial effect cannot be made. Neptune and the Corporation have also filed an additional claim to recover certain amounts from Mr. Harland.

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

(a)	For the five most recent full fiscal years:

	TSX-V		NASDAQ Stock Market
Fiscal year ended	High $	Low $	High US$	Low US$
Feb. 28, 2011	—	—	—	—
Feb. 29, 2012	2.15	0.51	—	—
Feb. 28, 2013	2.76	1.60	3.99	2.00
Feb. 28, 2014	4.32	1.15	4.20	1.09
Feb. 28, 2015	1.49	0.40	1.34	0.35

(b)	For each full financial quarter of the two most recent full fiscal years and any subsequent period:

	TSX-V		NASDAQ Stock Market
Period	High $	Low $	High US$	Low US$
1st Quarter ended May 31, 2013	2.74	2.00	3.15	1.97
2nd Quarter ended Aug. 31, 2013	4.32	2.45	4.20	2.39
3rd Quarter ended Nov. 30, 2013	3.05	1.15	2.90	1.09
4th Quarter ended Feb. 28, 2014	1.70	1.20	1.56	1.15
1st Quarter ended May 31, 2014	1.49	0.88	1.34	0.80
2nd Quarter ended Aug. 31, 2014	1.30	0.88	1.22	0.81
3rd Quarter ended Nov. 30, 2014	1.20	0.40	1.11	0.35
4th Quarter ended Feb. 28, 2015	0.78	0.46	0.62	0.40

(c)	for the most recent six months:

	TSX-V		NASDAQ Stock Market
Period	High $	Low $	High US$	Low US$
December 2014	0.72	0.46	0.61	0.40
January 2015	0.76	0.52	0.62	0.44
February 2015	0.78	0.50	0.62	0.41
March 2015	0.76	0.56	0.61	0.45
April 2015	0.64	0.48	0.52	0.39
May 2015	0.55	0.40	0.46	0.32
June 2015 (up to June 15)	0.78	0.36	0.62	0.29

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

As of February 28, 2015, there were (i) a total of 105,862,179 Common Shares issued and outstanding and no Preferred Shares issued and outstanding, (ii) 4,911,000 options to purchase Common Shares issued and outstanding, at a weighted average exercise price of $1.57 per Common Share, and (iii) 20,766,542 warrants (including 592,500 warrants held by Neptune) to purchase Common Shares issued and outstanding, at a weighted average exercise price of $1.65 per Common Share.

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

Scope of this Disclosure

Authorities

This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder (whether final, temporary or proposed), published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Treaty”). Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Unless otherwise discussed herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

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

The Corporation has not made a determination as to whether it was a PFIC for the taxable year ended February 28, 2015 or whether it will be a PFIC for the current taxable year ending February 28, 2016. Accordingly, there can be no assurance that the Corporation was not a PFIC for the taxable year ended February 28, 2015. Whether the Corporation is a PFIC depends on complex U.S. federal income tax rules that are subject to differing interpretations and whose application to the Corporation is uncertain. Further, since the PFIC status of the Corporation will depend upon the composition of its income and assets and the fair market value of its assets from time to time (including whether the Corporation owns, directly or indirectly, at least 25% by value, of the stock of any subsidiary) and generally cannot be determined until the end of a taxable year, there can be no assurance that the Corporation will not be a PFIC for the current taxable year. In addition, the Corporation cannot predict whether the composition of its income and assets (including income and assets held indirectly) or the fair market value of its assets from time to time may result in it being treated as a PFIC in any future taxable year. Accordingly, no assurance can be given that the Corporation is not a PFIC or will not become a PFIC in subsequent taxable years.

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

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. You must review the exhibits themselves for a complete description of the contract or document.

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

Disclosure Controls and Procedures
As of the end of the period covered by this annual report, our management, with the participation of the persons acting in the capacity of principal executive officer (CEO) and principal financial officer (CFO), has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15 (e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 28, 2015, our existing disclosure controls and procedures were effective. It should be noted that while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 28, 2015. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 28, 2015, our internal control over financial reporting was effective.

Changes in internal control over financial reporting
No changes were made to our internal controls over financial reporting that occurred during the three month period and fiscal year ended February 28, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

We qualify as an “emerging growth company” under Section 3(a)(80) of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act of 2012, or JOBS Act. Under the JOBS Act, emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We qualify as an emerging growth company and therefore have not included in, or incorporated by reference into, this annual report such an attestation report as of the end of the period covered by this annual report.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Valier Boivin is the “audit committee financial expert” within the meaning of “Item 16A – Audit Committee Financial Expert” of this Annual Report.

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

The Board of Directors also adopted an Insider Trading Program for its Directors, officers and employees and adopted recently a majority voting policy for the election of its proposed Director candidates at the Corporation’s annual Shareholder meeting.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

“Audit fees” consist of fees for professional services for the audit of our annual financial statements, interim reviews and limited procedures on interim financial statements, securities filings and consultations on accounting or disclosure issues. For the fiscal year ended February 28, 2015, KPMG LLP, our external auditors, billed $99,500 to the Corporation for audit fees. For the fiscal year ended February 28, 2014, KPMG LLP billed $214,500 to the Corporation for audit fees.

Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under “Audit Fees” above. For the fiscal year ended February 28, 2015, KPMG LLP, our external auditors, billed $10,475 to the Corporation. For the fiscal year ended February 28, 2014, KPMG LLP billed $14,000 to the Corporation.

Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, our external auditors, billed a total of $27,400 to the Corporation for tax fees for the fiscal year ended February 28, 2015 and a total of $25,500 to the Corporation for tax fees for fiscal year ended February 28, 2014. Tax fees include, but are not limited to, preparation of tax returns.

All Other Fees

The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, our external auditors, billed no fees as to this matter the fiscal years ended February 28, 2015 and February 28, 2014.

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

Item 16H.	Mining Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Financial Statements of Acasti Pharma Inc. for the years ended February 28, 2015, 2014 and 2013

KPMG LLP	Telephone (514) 840-2100
600 de Maisonneuve Blvd. West	Fax (514) 840-2187
Suite 1500	Internet www.kpmg.ca
Tour KPMG
Montréal (Québec) H3A 0A3

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Acasti Pharma Inc.

We have audited the accompanying financial statements of Acasti Pharma Inc., which comprise the statements of financial position as at February 28, 2015 and 2014, the statements of earnings and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended February 28, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Acasti Pharma Inc. as at February 28, 2015 and 2014, and its financial performance and its cash flows for each of the years in the three-year period ended February 28, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

May 27, 2015

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A119178

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

ACASTI PHARMA INC.
Financial Statements

Years ended February 28, 2015, 2014 and 2013

ACASTI PHARMA INC.
Statements of Financial Position

February 28, 2015 and 2014

	February 28,	February 28,
	2015	2014

Assets

Current assets:
Cash	$1,310,556	$675,490
Short-term investments (note 17 (e))	17,071,344	23,025,951
Trade and other receivables (note 4)	384,886	919,371
Receivable from corporation under common control	49,658	49,658
Receivable from parent corporation	–	47,140
Tax credits receivable (note 6)	419,992	134,120
Inventories (note 7)	87,370	261,431
Prepaid expenses	318,457	703,497
	19,642,263	25,816,658

Equipment (note 8)	69,937	38,941
Intangible assets (note 9)	17,495,905	19,776,204

Total assets	$37,208,105	$45,631,803

Liabilities and Equity

Current liabilities:
Trade and other payables (note 10)	$1,083,847	$1,170,828
Payable to parent corporation (note 5 (b))	538,531	–
	1,622,378	1,170,828

Derivative warrant liabilities (notes 11 (d) and 19)	2,357,408	11,181,475
Total liabilities	3,979,786	12,352,303

Equity:
Share capital (note 11 (a))	61,627,743	61,027,307
Warrants (note 11 (d))	–	406,687
Contributed surplus	4,911,381	3,501,587
Deficit	(33,310,805)	(31,656,081)
Total equity	33,228,319	33,279,500

Commitments and contingencies (note 18)
Subsequent event (note 22)

Total liabilities and equity	$37,208,105	$45,631,803

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Jerald Wenker	/s/Valier Boivin
Jerald Wenker	Valier Boivin
Chairman of the Board	Director

ACASTI PHARMA INC.
Statements of Earnings and Comprehensive Loss

Years ended February 28, 2015, 2014, and 2013

	February 28,	February 28,	February 28,
	2015	2014	2013

Revenue from sales	$270,615	$500,875	$724,196
Cost of sales (note 7)	(235,091)	(291,853)	(406,371)
Gross profit	35,524	209,022	317,825

General and administrative expenses	(5,908,268)	(6,711,533)	(4,288,542)
Research and development expenses,
net of tax credits of $264,270 (2014 - $269,591; 2013 - $370,259)	$(6,521,717)	$(4,297,195)	$(3,009,016)
Results from operating activities	(12,394,461)	(10,799,706)	(6,979,733)

Finance income (note 13)	10,743,797	813,842	90,058
Finance costs (note 13)	(4,060)	(1,625,785)	(2,685)
Net finance income (cost)	10,739,737	(811,943)	87,373

Net loss and total comprehensive loss for the year	$(1,654,724)	$(11,611,649)	$(6,892,360)

Basic and diluted loss per share (note 15)	$(0.02)	$(0.14)	$(0.09)

Weighted average number of shares outstanding (note 15)	106,177,039	84,368,933	72,754,436

See accompanying notes to financial statements

ACASTI PHARMA INC.
Statements of Changes in Equity

Years ended February 28, 2015, 2014 and 2013

	Share capital
	Number	Dollar	Warrants	Contributed surplus	Deficit	Total

Balance, February 28, 2014	105,862,179	$61,027,307	$406,687	$3,501,587	$(31,656,081)	$33,279,500

Net loss and total comprehensive loss for the year	–	–	–	–	(1,654,724)	(1,654,724)
	105,862,179	61,027,307	406,687	3,501,587	(33,310,805)	31,624,776

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment
transactions (note 14)	–	–	–	1,553,543	–	1,553,543
Share options exercised (note 14)	200,000	50,000	–	–	–	50,000
RSUs released (note 14)	381,833	550,436	–	(550,436)	–	–
Expiration of warrants (note 11 (d))	–	–	(406,687)	406,687	–	–
Total contributions by and distributions to owners	581,833	600,436	(406,687)	1,409,794	–	1,603,543

Balance at February 28, 2015	106,444,012	$61,627,743	$–	$4,911,381	$(33,310,805)	$33,228,319

Balance, February 28, 2013	73,107,538	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

Net loss and total comprehensive loss for the year	–	–	–	–	(11,611,649)	(11,611,649)
	73,107,538	28,922,710	406,687	438,711	(31,656,081)	(1,887,973)

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Public offering (note 11(b))	18,400,000	12,396,535	–	–	–	12,396,535
Private placement (note 11 (c))	1,616,542	2,067,605	–	–	–	2,067,605
Issuance of shares on
royalty prepayment(note 18)	6,750,000	15,496,000	–	–	–	15,496,000
Share-based payment
transactions (note 14)	–	–	–	3,441,719	–	3,441,719
Warrants exercised	5,432,350	1,358,088	–	–	–	1,358,088
Share options exercised (note 14)	296,500	492,289	–	(84,763)	–	407,526
RSUs released (note 14)	259,249	294,080	–	(294,080)	–	–
Total contributions by and distributions to owners	32,754,641	32,104,597	–	3,062,876	–	35,167,473

Balance at February 28, 2014	105,862,179	$61,027,307	$406,687	$3,501,587	$(31,656,081)	$33,279,500

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Statements of Changes in Equity

Years ended February 28, 2015, 2014 and 2013

	Share capital			Contributed
	Number	Dollar	Warrants	surplus	Deficit	Total

Balance, February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

Net loss and total comprehensive loss for the year	–	–	–	–	(6,892,360)	(6,892,360)
	72,636,888	28,614,550	313,315	(1,306,451)	(20,044,432)	7,576,982

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	–	–	93,372	1,823,845	–	1,917,217
Warrants exercised	353,150	88,289	–	–	–	88,289
Share options exercised	117,500	219,871	–	(78,683)	–	141,188
Total contributions by and distributions to owners	470,650	308,160	93,372	1,745,162	–	2,146,694

Balance at February 28, 2013	73,107,538	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Statements of Cash Flows

Years ended February 28, 2015, 2014 and 2013

	February 28,	February 28,	February 28,
	2015	2014	2013

Cash flows used in operating activities:
Net loss for the year	$(1,654,724)	$(11,611,649)	$(6,892,360)
Adjustments:
Depreciation of equipment	3,654	5,337	7,886
Amortization of intangible asset	2,331,569	1,768,500	657,144
Stock-based compensation	1,553,543	3,441,719	1,917,217
Net finance (income) cost	(10,739,737)	811,943	(87,373)
Realized foreign exchange gain (loss)	1,606	(92,944)	12,669
	(8,504,089)	(5,677,094)	(4,384,817)
Changes in non-cash operating working capital items:
Trade and other receivables	534,485	(468,533)	(8,120)
Receivable from parent corporation and corporation under common control	47,140	(47,140)	–
Tax credits receivable	(285,872)	201,381	254,901
Inventories	174,061	(39,306)	377,331
Prepaid expenses	385,040	(686,806)	24,959
Trade and other payables	(86,981)	463,945	(288,779)
Payable to parent corporation	538,531	(417,167)	995,832
Royalties payable to parent corporation	–	(133,817)	479,801
	1,306,404	(1,127,443)	1,835,925
Net cash used in operating activities	(7,197,685)	(6,804,537)	(2,548,892)

Cash flows from (used in) investing activities:
Interest received	40,995	98,132	1,778
Acquisition of equipment	(34,650)	(25,000)	–
Acquisition of intangible assets	(51,270)	(123,610)	(103,068)
Acquisition of short-term investments	(14,478,186)	(25,395,800)	–
Maturity of short-term investments	22,149,888	6,000,000	2,000,000
Net cash from (used in) investing activities	7,626,777	(19,446,278)	1,898,710

Cash flows from financing activities:
Net proceeds from public offering (note 11 (b))	–	21,953,200	–
Net proceeds from private placement (note 11 (c))	–	2,067,605	–
Proceeds from exercise of warrants and options	50,000	972,177	229,477
Share issue costs (note 18)	–	(29,000)	–
Interest paid	(4,060)	(975)	(2,685)
Net cash from financing activities	45,940	24,963,007	226,792

Foreign exchange gain on cash held in foreign currencies	160,034	766,730	30,148
Net increase (decrease) in cash	635,066	(521,078)	(393,242)

Cash, beginning of year	675,490	1,196,568	1,589,810

Cash, end of year	$1,310,556	$675,490	$1,196,568

Supplemental cash flow disclosure:
Non-cash transactions:
Issuance of common shares (note 18)	$–	$15,525,000	$–
Royalties settled through
issuance of shares (note 18)	–	395,068	–
Acquisition of intangible asset (note 18)	–	15,129,932	–
Exercise of warrants by Neptune
applied against payable	–	793,437	–
See accompanying notes to financial statements.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2015, 2014 and 2013

1.     Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. The Corporation is a subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”). The Corporation, the parent and NeuroBioPharm Inc. (“NeuroBioPharm”), a sister corporation, collectively referred to as the “group”.

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

The financial statements were authorized for issue by the Board of Directors on May 27, 2015.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (note 3(f) (ii)); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (note 19).

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Use of estimates and judgments:

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

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

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

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (Note 19) and stock-based compensation (Note 14).

•	Allocation of shared costs amongst the Neptune group companies (Note 5).

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

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand form an integral part of the Corporation’s cash management and are included as a component of cash and cash equivalents for the purpose of the statements of cash flows.

(ii)	Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.

The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Corporation has the following non-derivative financial liabilities: trade and other payables and payables to parent corporation.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

3.     Significant accounting policies (continued):

(a)	Financial instruments (continued):

(iii)	Share capital:

Common shares

Class A common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(iv)	Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit and loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

(v)	Other equity instruments:

Warrants, options and rights over the Corporation’s equity issued outside of share-based payment transactions that do not meet the definition of a liability instrument are recognized in equity.

(b)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials is based on the weighted-average cost method. The cost of finished goods and work in progress includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(c)	Equipment:

(i)	Recognition and measurement:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized net within ''other income or expenses'' in profit or loss.

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

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

3.   Significant accounting policies (continued):

(c)	Equipment:

(iii)	Depreciation:

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.
The estimated useful lives and rates for the current and comparative years are as follows:

Assets	Method	Period/Rate

Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	3 - 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively if appropriate.

(d)	Intangible assets:

(i)	Research and development:

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

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

3.    Significant accounting policies (continued):

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

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative years are as follows:

Assets	Period

Patents	20 years
License	8 to 14 years

(e)	Impairment:

(i)	Financial assets (including receivables):

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

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

3.     Significant accounting policies (continued):

(e)	Impairment (continued):

(ii)	Non-financial assets (continued):

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

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

3.    Significant accounting policies (continued):

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

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

3.     Significant accounting policies (continued):

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

Finance income comprises interest income on funds invested and changes in the fair value of financial derivative liabilities at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

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

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

3.     Significant accounting policies (continued):

(p)	Changes in accounting policies:

Future accounting changes:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2015, and have not been applied in preparing these financial statements.

(i)	Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

(ii)	Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

4.     Trade and other receivables:

	February 28, 2015	February 28, 2014

Trade receivables	$250,313	$395,128
Sales taxes receivable	134,573	524,243
	$384,886	$919,371

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in Note 17.

5.     Related parties:

(a)	Administrative and research and development expenses:

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	February 28,	February 28,	February 28,
	2015	2014	2013

Administrative costs	$1,617,108	$1,037,766	$943,264
Research and development costs, before tax credits	681,219	545,908	678,439
Royalties (note 18)	–	228,219	450,342
	$2,298,327	$1,811,893	$2,072,045

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

5.     Related parties (continued):

(a)	Administrative and research and development expenses:

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune. As at February 28, 2015, an amount of nil is included in prepaid expenses relating to these charges ($320,349 in 2014).

(b)	Revenue from sales:

The Corporation recognized sales to Neptune in the amount of nil during the years ended February 28, 2015 and 2014 ($41,000 in 2013). These transactions are in the normal course of operations.

(c)	Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

(d)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation (2% in 2014 and 3% in 2013).

Key management personnel compensation includes the following for the years ended February 28, 2015, 2014 and 2013:

	February 28, 2015	February 28, 2014	February 28, 2013

Short-term benefits	$741,639	$680,319	$887,596
Severance	174,950	–	–
Share-based compensation costs	1,339,361	2,439,254	1,504,471
	$2,255,950	$3,119,573	$2,392,067

6.     Tax credits receivable:

Tax credits comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.
Unrecognized federal tax credits may be used to reduce future income tax and expire as follows:

2029	$11,000
2030	40,000
2031	45,000
2032	431,000
2033	441,000
2034	436,000
2035	542,000
$1,946,000

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

7.     Inventories:

	February 28,	February 28,
	2015	2014

Raw materials	$39,195	$39,753
Work in progress	1,032	219,593
Finished goods	47,143	2,085
	$87,370	$261,431

For the year ended February 28, 2015, the cost of sales of $235,091 ($291,853 in 2014 and $406,371 in 2013) was comprised of inventory costs of $233,821 ($284,410 in 2014 and $391,821 in 2013) which consisted of raw materials, changes in work in progress and finished goods, and other costs of $1,270 ($7,443 in 2014 and $14,550 in 2013).

8.     Equipment:

	Furniture and office equipment	Computer equipment	Deposit on equipment	Total
Cost:
Balance at February 29, 2012 and February 28, 2013	$58,706	$3,691	$–	$62,397
Additions	–	–	25,000	25,000
Balance at February 28, 2014	58,706	3,691	25,000	87,397
Additions	–	–	34,650	34,650
Balance at February 28, 2015	58,706	3,691	59,650	122,047

Accumulated depreciation:
Balance at February 29, 2012	32,781	2,452	–	35,233
Depreciation for the year	6,952	934	–	7,886
Balance at February 28, 2013	39,733	3,386	–	43,119
Depreciation for the year	5,032	305	–	5,337
Balance at February 28, 2014	44,765	3,691	–	48,456
Depreciation for the year	3,654	–	–	3,654
Balance at February 28, 2015	$48,419	$3,691	$–	$52,110

Net carrying amounts:
February 28, 2014	$13,941	$–	$25,000	$38,941
February 28, 2015	10,287	–	59,650	69,937

Depreciation expense for the years ended February 28, 2015, 2014 and 2013 has been recorded in “general and administrative expenses” in the statements of earnings and comprehensive loss.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

9.     Intangible assets:

	Patents	License	Total
Cost:
February 29, 2012	$–	$9,200,000	$9,200,000
Additions	103,068	–	103,068
Balance at February 28, 2013	103,068	9,200,000	9,303,068
Additions (note 18)	123,610	15,129,932	15,253,542
Balance at February 28, 2014	226,678	24,329,932	24,556,610
Additions	51,270	–	51,270
Balance at February 28, 2015	277,948	24,329,932	24,607,880

Accumulated amortization:
Balance at February 29, 2012	–	2,354,762	2,354,762
Amortization for the year	–	657,144	657,144
Balance at February 28, 2013	–	3,011,906	3,011,906
Amortization for the year	906	1,767,594	1,768,500
Balance at February 28, 2014	906	4,779,500	4,780,406
Amortization for the year	8,741	2,322,828	2,331,569
Balance at February 28, 2015	$9,647	$7,102,328	$7,111,975

Net carrying amounts:
February 28, 2014	$225,772	$19,550,432	$19,776,204
February 28, 2015	268,301	17,227,604	17,495,905

Amortization expense for the years ended February 28, 2015, 2014 and 2013 has been recorded in “general and administrative expenses” in the statements of earnings and comprehensive loss.

10.   Trade and other payables:

	February 28,	February 28,
	2015	2014

Trade payables	$246,516	$319,683
Accrued liabilities and other payables	661,625	613,526
Employee salaries and benefits payable	175,706	237,619
	$1,083,847	$1,170,828

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in Note 17.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

11.  Capital and other components of equity

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares, voting (one vote per share), participating and without par value

➢
Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions. 1

➢
Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions. 1

➢
Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares. Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions. 1

1 None issued and outstanding

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

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	February 28, 2015	February 28, 2014

Exercise price	$ US1.50	$ US1.50
Share price	$0.55	$1.27
Dividend	–	–
Risk-free interest	1.20%	1.41%
Estimated life	3.76 years	4.76 years
Expected volatility	62.94%	66.47%

The fair value of the Warrants issued was determined to be $0.13 per warrant as at February 28, 2015 ($0.61 per warrant – 2014). Changes in the fair value of the Warrants are recognized in finance income or costs.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

11.  Capital and other components of equity (continued):

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

(d)	Warrants:

The warrants of the Corporation are composed of the following as at February 28, 2015, 2014 and 2013:

		February 28,		February 28,
		2015		2014

	Number		Number
	outstanding	Amount	outstanding	Amount

Liability
Series 8 Public offering warrants 2014 (b)	18,400,000	$2,357,408	18,400,000	$11,181,475
	18,400,000	2,357,408	18,400,000	11,181,475

Equity
Private placement warrants
Series 9 Private placement warrants 2014 (c)	1,616,542	–	1,616,542	–
Series 6 warrants – expired unexercised February 10, 2015	–	–	375,000	306,288
Series 7 warrants – expired unexercised February 10, 2015	–	–	375,000	100,399
	1,616,542	$–	2,366,542	$406,687

		February 28,
		2013
	Number
	outstanding	Amount

Liability
Series 8 Public offering warrants 2014 (b)	–	$–
	–	–

Equity
Series 4 warrants	5,432,350	–
Private placement warrants
Series 9 Private placement warrants 2014 (c)	–	–
Series 6 warrants – expired unexercised February 10, 2015	375,000	306,288
Series 7 warrants – expired unexercised February 10, 2015	375,000	100,399
	6,182,350	$406,687

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

12.    Personnel expenses:

	February 28,	February 28,	February 28,
	2015	2014	2013

Salaries and other short-term employee benefits	$1,618,049	1,368,141	$1,486,391
Share-based compensation	1,553,543	3,423,243	1,871,224
	$3,171,592	$4,791,384	$3,357,615

Share-based compensation does not include compensation to consultants. For the year ended February 28, 2015, the share-based compensation to consultants is nil (2014 - $18,476 and 2013 $45,993).

13.   Finance income and finance costs:

(a)	Finance income:

	February 28,	February 28,	February 28,
	2015	2014	2013

Interest income	$87,009	$32,256	47,241
Foreign exchange gain	1,832,721	781,586	42,817
Change in fair value of Derivative warrant liabilities (Note 11 (b))	8,824,067	–	–
	$10,743,797	$813,842	$90,058

(b)	Finance costs:

	February 28,	February 28,	February 28,
	2015	2014	2013

Interest charges	$(4,060)	$(975)	$(2,685)
Warrants issue cost (Note 11 (b))	–	(1,117,380)	–
Change in fair value of Derivative warrant liabilities (Note 11 (b))	–	(507,430)	–
	$(4,060)	$(1,625,785)	$(2,685)

14.   Share-based payments:

At February 28, 2015, the Corporation has the following share-based payment arrangements:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants of the Corporation. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant. Under this plan, the maximum number of options that can be issued is 10% of the number of Acasti Class A shares issued and outstanding from time to time. The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

14.   Share-based payments (continued):

(a)	Corporation stock option plan (continued):

Activities within the plan are detailed as follows:

	Year ended		Year ended
	February 28, 2015		February 28, 2014
	Weighted average	Number of	Weighted average	Number or
	exercise price	options	exercise price	options

Outstanding at beginning of year	$1.57	4,911,000	$1.55	5,216,250
Granted	0.95	512,500	2.23	297,500
Exercised	0.25	(200,000)	1.37	(296,500)
Forfeited	1.49	(227,250)	2.06	(306,250)
Expired	1.8	(100,000)	–	–
Cancelled (note 18)	1.75	(600,000)	–	–
Outstanding at end of year	$1.53	4,296,250	$1.57	4,911,000

Exercisable at end of year	$1.55	3,320,375	$1.39	3,412,165

	Year ended
	February 28, 2013
	Weighted average	Number or
	exercise price	options

Outstanding at beginning of year	$1.15	3,347,500
Granted	2.14	2,350,000
Exercised	1.20	(117,500)
Forfeited	1.8	(363,750)
Outstanding at end of year	$1.55	5,216,250

Exercisable at end of year	$1.14	2,421,832

				2015
	Options outstanding		Exercisable options
	Weighted		Weighed
	remaining	Number of	average	Number of
	contractual life	options	exercise price	options
Exercise price	outstanding	outstanding	$	exercisable

$0.25 - $1.00	3.93	662,500	0.25	432,500
$1.01 - $1.50	1.46	1,891,250	1.39	1,561,875
$1.51 - $2.00	1.88	15,000	1.75	7,500
$2.01 - $2.50	1.89	1,672,500	2.13	1,264,750
$2.51 - $2.75	0.82	55,000	2.75	53,750
	2	4,296,250	1.55	3,320,375

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

14.   Share-based payments (continued):

(a)	Corporation stock option plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year:

	2015	2014	2013

Exercise price	$0.95	$2.23	$2.14
Share price	$0.92	$1.88	$2.13
Dividend	–	–	–
Risk-free interest	1.14%	1.11%	1.32%
Estimated life	3.00 years	2.49 years	4.04 years
Expected volatility	60.34%	64.81%	71.48%

The weighted average of the fair value of the options granted to employees during the year ended February 28, 2015 is $0.35 (2014 - $0.67 and 2013 - $1.14). There were no options granted to non-employees during the years ended February 28, 2015, 2014 and 2013.

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2015 was $0.92 (2014 - $3.77 and 2013 - $2.44). The portion of services employees provided to the Corporation was estimated to be 50% of services provided to the group (2014 – 49% and 2013 – 50%). Accordingly, stock-based compensation recognized under this plan amounted to $525,826 for the year ended February 28, 2015 (2014 - $501,479 and 2013 - $977,690).

(b)	Corporation equity incentive plan:

The Corporation established an equity incentive plan for employees, directors and consultants of the group. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the outstanding awards through shares.

The Corporation’s RSUs vest gradually over time with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category. The fair value of the APO RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $2.89 per unit.

Activities within the plan are detailed as follows:

	2015	2014
RSUs outstanding at beginning of year	775,001	‒
Granted	–	1,060,000
Released	(381,833)	(259,249)
Forfeited	(18,334)	(25,750)
Cancelled (note 18)	(190,834)	–
RSUs outstanding at end of year	184,000	775,001

The portion of services employees provided to the Corporation was estimated to be 43% of services provided to the group (2014 – 44%). Accordingly, stock-based compensation recognized under this plan amounted to $466,370 for the year ended February 28, 2015 (2014 – $745,556).

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

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

During the year ended February 28, 2015, Neptune granted 2,805,000 Neptune stock options to group employees (2014 – 1,640,000 and 2013 – 5,520,000). The options granted are vesting over a minimum period of 18 months, subject to continued service. The fair value of the options granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

	2015	2014	2013

Exercise price	$2.36	$3.11	$3.23
Share price	$2.32	$2.94	$3.06
Dividend yield	–	–	–
Risk-free interest rate	1.04%	0.50%	1.15%
Estimated life	2.79 years	1.99 years	2.71 years
Expected volatility	58.42%	64.42%	65.18%

The weighted average of the fair value of the options granted during the year is $0.88 per share (2014 - $0.84 and 2013 -$1.15). The portion of services provided to the Corporation was estimated to be 5% of the total services provided to the group (2014 - 18% and 2013 - 13%), representing stock-based compensation in the amount of $72,112 for the year ended February 28, 2015 (2014 - $782,285 and 2013 - $663,484).

(ii)	Neptune equity incentive plan:

Neptune has established an equity incentive plan for employees, directors and consultants of the group. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the outstanding awards through shares.

Neptune RSUs vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $3.32 per unit.

The portion of services provided to the Corporation was estimated to be 35% of the total services provided to the group (2014 – 30%), representing stock-based compensation in the amount of $337,061 for the year ended February 28, 2015 (2014 – $832,261).

(iii)	Neptune-owned NeuroBioPharm warrants and call-options:

On February 20, 2015, Neptune and NeuroBioPharm completed an arrangement agreement (the “Arrangement”) which resulted in the direct acquisition by Neptune of all issued and outstanding shares of NeuroBioPharm. Holders of options, warrants or call-options convertible into Class A shares of NeuroBioPharm will maintain equivalent rights to receive common shares of Neptune upon exercise, as adjusted under the Arrangement to reflect the conversion ratio of the Class A shares of NeuroBioPharm, which was determined to be 21.5.

The stock-based compensation recognized for services provided to the Corporation amounts to $737 for the year ended February 28, 2015 (2014 - $2,969 and 2013 - $24,415).

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

14.  Share-based payments (continued):

(c)	Neptune stock-based compensation plan (continued):

(iv)	Neptune-owned Acasti warrants:

During the years ended February 28, 2015, 2014 and 2013, no rights were granted over Neptune-owned Acasti warrants or shares to group employees. The rights granted in the year ended February 29, 2012 had a weighted average exercise price of $1.42 per share and were vesting gradually until February 10, 2015, subject to continued service or having reached four years of continued service for directors.

The portion of services those employees provide to the Corporation was estimated to be 100% of the total services they provide to the group (2014 - 100% and 2013 – 88%), representing stock-based compensation in the amount of nil for the year ended February 28, 2015 (2014 - $1,471 and 2013 - $144,438).

(v)	Neptune-owned Acasti call-options:

During the year ended February 28, 2014, Neptune granted 1,975,000 call-options on Acasti shares to group employees (2013 – 2,345,000). There were no grants in 2015. The fair value of the call-options granted during the year has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

	2014	2013

Exercise price	$3.00	$2.75
Share price	$2.89	$2.69
Dividend yield	–	–
Risk-free interest rate	1.26%	1.13%
Estimated life	2.45 years	2.89 years
Expected volatility	62.63%	82.25%

The weighted average of the fair value of the call-options granted to employees during the year ended February 28, 2014 is $1.08 per share (2013 - $1.39). The portion of services those employees provide to the Corporation was estimated to be 35% of the total services they provide to the group (2014 – 36% and 2013 – 26%), representing stock-based compensation in the amount of $141,490 for the year ended February 28, 2015 (2014 - $562,407 and 2013 - $107,190).

(d)	NeuroBioPharm Share Bonus plan:

NeuroBioPharm had established an equity incentive plan for group employees, directors and consultants of NeuroBioPharm. The plan provided for the issuance of share bonus awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provided for settlement of the award through shares.

As part of the Arrangement with Neptune on February 20, 2015, the release of all NeuroBioPharm share bonus awards was accelerated and therefore there were no such awards outstanding as at February 28, 2015. The stock-based compensation expense related to this plan was also accelerated accordingly. The stock-based compensation recognized for services provided to the Corporation under this plan amounts to $9,947 for the year ended February 28, 2015 (2014 - $13,291 and 2013 - nil).

15.    Loss per share:

The calculation of basic loss per share at February 28, 2015 was based on the net loss attributable to holders of Class A shares of the Corporation of $1,654,724 (2014 - $11,611,649, 2013 - $6,892,360) and a weighted average number of common shares outstanding of 106,177,039 (2014 – 84,368,933, 2013 – 72,754,436).

Diluted loss per share was the same amount as basic loss per share, as the effect of options, RSUs and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options, RSUs and warrants could potentially be dilutive in the future.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

16.   Income taxes:

Deferred tax expense:

	2015	2014	2013

Origination and reversal of temporary differences	$2,221,229	$1,932,370	$1,235,673
Change in unrecognized deductible temporary differences	(2,221,229)	(1,932,370)	(1,235,673)
Deferred tax expense	$–	$–	$–

Reconciliation of effective tax rate:

	2015	2014	2013

Loss before income taxes	$(1,654,724)	$(11,611,649)		$(6,892,360)

Income tax at the combined Canadian statutory rate of 26.9%	$(445,121)	$(3,123,534)		$(1,854,045)
Increase resulting from:
Change in unrecognized deductible temporary differences	2,221,229	1,932,370		1,235,673
Non-deductible stock-based compensation	417,903	925,823		515,732
Non-deductible change in fair value	(2,373,674)	136,499		–
Permanent differences and other	179,663	128,842		102,640
Total tax expense	$–	$–	$	‒

Unrecognized deferred tax assets:

At February 28, 2015 and 2014, the deferred tax assets, which have not been recognized in these financial statements because the criteria for recognition of these assets were not met, were as follows:

	2015	2014

Tax losses carried forward	$4,492,000	$3,295,000
Research and development expenses	3,332,000	2,196,000
Property, plant and equipment and intangible assets	282,000	240,000
Other deductible temporary differences	441,000	594,000
Unrecognized deferred tax assets	$8,547,000	$6,325,000

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

16.   Income taxes (continued):

As at February 28, 2015, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income, were as follows:

	Federal	Provincial

Tax losses carried forward
2029	$714,000	$714,000
2030	1,627,000	1,621,000
2031	2,071,000	2,063,000
2032	2,262,000	2,241,000
2033	1,854,000	1,825,000
2034	3,597,000	3,597,000
2035	4,600,000	4,600,000
	$16,725,000	$16,661,000

Research and development expenses, without time limitation	$11,900,000	$13,003,000

Other deductible temporary differences, without time limitation	$2,687,000	$2,687,000

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

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2015, the Corporation has one trade debtor. Most sales' payment terms are set in accordance with industry practice. One customer represents 100% of total trade accounts included in trade and other receivables as at February 28, 2015 and February 28, 2014.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, results of operations, financial condition and cash flows.

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

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

17.     Financial instruments (continued):

(a)	Credit risk (continued):

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

The Corporation provides for trade receivables to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to earnings unless the loss has been provided for in prior years, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2015 and 2014 were as follows:

	2015	2014

Current	$–	$196,010
Past due 0-30 days	226,628	–
Past due 31-120 days	–	24,006
Past due 121-180 days	89,325	177,682
Trade receivables	315,953	397,698

Less allowance for doubtful accounts	(65,640)	(2,570)
	$250,313	$395,128

The allowance for doubtful accounts is for customer accounts over 121 days past due.

During the year ended February 28, 2015, the Corporation recorded a bad debt expense of $63,070 (2014 - nil) related to one significant customer, for which total trade receivable due at February 28, 2015 is $315,953.

The movement in allowance for doubtful accounts in respect of trade receivables was as follows:

	February 28,	February 28,
	2015	2014

Balance, beginning of year	$2,570	$2,570
Bad debt expenses	66,161	–
Write-off against reserve	(3,091)	–
Balance, end of year	$65,640	$2,570

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

17.      Financial instruments (continued):

(b)	Currency risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

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

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 28, 2015	28-Feb-14
	US$	US$

Cash	1,102,908	360,691
Short-term investments	15,007,176	15,504,707
Trade and other receivables	250,313	397,743
Trade and other payables	(398,648)	(260,218)
	15,961,749	16,002,923

The following exchange rates are those applicable to the following periods and dates:

		February 28,		February 28,
		2015		2014
	Average	Reporting	Average	Reporting

US$ per CAD	1.1266	1.2503	1.0466	1.1074

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net profit as follows, assuming that all other variables remained constant:

	February 28,	February 28,
	2015	2014

	US$	US$
Increase in net profit	638,317	722,545

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

17. Financial instruments (continued):

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.
The Corporation’s exposure to interest rate risk as at February 28, 2015 and 2014 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market. Management believes that the risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term maturities and are generally held to maturity.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 28, 2015 and 2014:

					February 28,
					2015
Required payments per year		Carrying	Less than	1 to	More than
(in thousands of dollars)	Total	amount	1 year	5 years	5 years

Trade and other payables	$1,084	$1,084	$1,084	$–	$–
Payable to parent corporation	538	538	538	–	–
	$1,622	$1,622	$1,622	$–	$–

					February 28,
					2014
Required payments per year		Carrying	Less than	1 to	More than
(in thousands of dollars)	Total	amount	1 year	5 years	5 years

Trade and other payables	$1,171	$1,171	$1,171	$–	$–

The Derivative warrant liabilities are excluded from the above tables as they will be settled in shares and not by the use of liquidities.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

17.   Financial instruments (continued):

(e)	Short-term investments
As at February 28, 2015, short-term investments consisting of term deposits are with a Canadian financial institution having a high credit rating. Short-term investments include two investments with maturity dates from June 30, 2015 to September 2, 2015, bearing an interest rate from 0.15% to 1.05% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

As at February 28, 2014, short-term investments consisting of term deposits are with a Canadian financial institution having a high credit rating. Short-term investments include four investments with maturity dates from May 8, 2014 to February 18, 2015, bearing an interest rate from 0.15% to 1.15% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

18.  Commitments and contingencies:

License agreement:

The Corporation was initially committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty in relation to sales of products in the licensed field. In 2014, the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license by issuing 6,750,000 Class A shares, at a price of $2.30 per share to Neptune.

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement (adjusted to reflect the royalties of $395,068 accrued from December 4, 2012, the date at which the Corporation entered into the prepayment agreement to July 12, 2013, the date of issuance of the shares) totalling $15,129,932, was recognized as an intangible asset. The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525,000, net of $29,000 of share issue costs. The Corporation no longer has a royalty payment commitment under the License Agreement.

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $10,562,442, of which an amount of $6,299,274 has been paid to date. As at February 28, 2015, an amount of $432,446 is included in ''Trade and other payables'' in relation to these projects.

Contingencies:

i.
On May 29, 2014, Neptune and its subsidiaries, including the Corporation, were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of Neptune and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of 500,000 shares of each Neptune, Acasti and NeuroBioPharm, as well as two blocks of 1,000,000 call-options each on the shares held by Neptune in Acasti and NeuroBioPharm in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause. On December 11, 2014 Neptune, Acasti and NeuroBioPharm filed their defence and counterclaim alleging inter alia that Mr. Harland’s contract is null and void and that he is owed nothing following his resignation. Should the Court determine that the contract is nonetheless valid, Neptune and its subsidiaries’ position, as stated in the defence and counterclaim, is that there was also enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause and that again, nothing is owed to the plaintiff. No trial date has been set. All outstanding share-based payments held by Mr. Harland have been cancelled during the year ended February 28, 2015. As of the date of these financial statements, no agreement has been reached and no provision has been recognized in respect of this claim. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from Mr. Harland.

ii.
In the normal course of operations, the Corporation is involved in various claims and legal proceedings. Although the outcome of these pending cases as at February 28, 2015 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

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

The effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $414,116 or a gain of $406,485 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the year ended February 28, 2015 and 2014 is presented in the following table:

	2015	2014
Balance – beginning of year	$11,181,475	$–
Recognition of derivative warrant liabilities	–	10,674,045
Change in fair value of derivative warrant liabilities (Note 11 (b))	(8,824,067)	507,430
Closing balance	2,357,408	$11,181,475

Share-based payment transactions:

The fair value of share-based payment transaction is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

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

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2015, 2014 and 2013

20.   Capital management (continued):

As of February 28, 2015, cash amounted to $1,310,556, short-term investments amounted to $17,071,344 and tax credits receivable amounted to $419,992, for a total of $18,801,892.

21.   Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

The majority of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence. All of the sales during the years ended February 28, 2015 and 2014 were made to the United States. All of the sales during the year ended February 28, 2013, except for the sale made to Neptune in the amount of $41,000, were made to the United States.
During the year ended February 28, 2015, the Corporation realized sales amounting to $224,324 (2014: $473,180 and 2013: $640,975) from one customer accounting for 83% (2014: 94% and 2013: 89%) of sales.

22.   Subsequent event:

On April 29, 2015, the Corporation announced the departure of Mr. André Godin as Chief Financial Officer of Acasti.

Item 18.	Financial Statements

See Item 17.

Item 19.	Exhibits

EXHIBITS INDEX

Exhibit Number	Description of Document

1.1	Articles of Incorporation (incorporated by reference to Exhibit 4.1 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)

1.2	Bylaw No. 1 (incorporated by reference to Exhibit 4.2 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)

1.3	Bylaw No. 2013-1 (incorporated by reference to Exhibit 4.3 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)

2.1	Specimen Certificate for Common Shares of Acasti Pharma Inc. (incorporated by reference to Exhibit 2.1 from Form 20-F (File No. 001-35776) filed with the Commission on June 6, 2014)

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

4.2	Equity Incentive Plan (incorporated by reference to Exhibit 4.4 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)

4.3	Stock Option Plan (incorporated by reference to Exhibit 4.5 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)

11.1	Code of Business Conduct and Ethics for Directors, Officers and Employees (incorporated by reference to Exhibit 99.4 from Form 40-F (File No. 001-35776) filed with the Commission on May 30, 2013)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	- filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Annual Report and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ACASTI PHARMA INC.

By:	/s/ Jim Hamilton__________________________
Name:	Jim Hamilton
Title:	Person acting in the capacity of Principal Executive Officer

Date: June 16, 2015