Form 20-F
period 2016-02-29
Acasti Pharma Inc.
filed 2016-05-31
CIK 1444192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________
FORM 20-F
_________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED FEBRUARY 29, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  001-35776

______________________
Acasti Pharma Inc.
(Exact name of Registrant as specified in its charter)
______________________

N/A
(Translation of Registrant's name into English)
Québec, Canada
(Jurisdiction of incorporation or organization)
545, Promenade du Centropolis, Suite 100, Laval, Québec H7T 0A3
(Address of principal executive office)
Mario Paradis, Chief Financial Officer
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
None
________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
10,712,038 Common Shares issued and outstanding as of February 29, 2016.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No   ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION AND USE OF CERTAIN TERMS
As used in this annual report on Form 20-F, or the Annual Report, unless the context otherwise requires, references to "Acasti", "Acasti Pharma", "Corporation", "it", "its", "we", "our", "us" or similar terms refer to Acasti Pharma Inc.,  and references to "Neptune" refer to Acasti's parent company, Neptune Technologies & Bioressources Inc.,
Market data and certain industry data and forecasts included in this Annual Report were obtained from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon management's knowledge of the industry, have not been independently verified. Our estimates involve risks and uncertainties including assumptions that may prove not to be true, and these estimates and certain industry data are subject to change based on various factors, including those discussed under "Risk Factors" in this Annual Report. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This Annual Report may only be used for the purpose for which it has been published.
Financial Information
All financial information is presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, other than certain non-IFRS financial measures which are defined under "Non-IFRS operating loss (loss from operating activities before interest, taxes, depreciation and amortization (Non-IFRS operating loss)", in our Management's Analysis of the financial situation and Operating Results, or MD&A below.
In this Annual Report, all references to "CAD" or "$" are to Canadian Dollars unless expressly otherwise stated.
Exchange Rate Table
The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for each of the last five fiscal years. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.

Average
2011	1.0151
2012	1.0008
2013	0.9903
2014	0.9555
2015	0.8003
2016	0.7645

The following table sets forth the high and low exchange rates for each month during the previous six months.

	Low	High
November 2015	0.7485	0.7637
December 2015	0.7148	0.7485
January 2016	0.6854	0.7159
February 2016	0.7123	0.7395
March 2016	0.7425	0.7715
April 2016	0.7593	0.7972
May 2016	0.7613	0.7969
The exchange rates are based upon the noon buying rate as quoted by the Bank of Canada. At May 27, 2016, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada Eastern Time, equaled $0.7691.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains certain information that may constitute forward-looking statements within the meaning of U.S. federal securities laws, which we refer to in this Annual Report as forward-looking information. Forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this Annual Report includes, but is not limited to, information or statements about:
•	Acasti's ability to conduct all required clinical and nonclinical trials for CaPre®, including the timing and results of those clinical trials;
•	Acasti's ability to commercialize and distribute CaPre® and ONEMIA® in the United States and elsewhere;
•	Acasti's estimates of the size of the potential markets for CaPre® and ONEMIA® and the rate and degree of market acceptance of CaPre® and ONEMIA®;
•	the benefits of CaPre® and ONEMIA® as compared to other products in the pharmaceutical, medical food and natural health products markets, respectively;
•	Acasti's ability to maintain and defend its intellectual property rights;
•	Acasti's ability to maintain its supply of raw materials, including krill oil, from its parent company;
•	Acasti's ability to secure a third-party supplier to provide Acasti, as needed, with raw materials to supplement its operations, including raw krill oil ("RKO"), used to manufacture CaPre® and ONEMIA®;
•	Acasti's ability to secure and maintain a third-party to manufacture CaPre® whose manufacturing processes and facilities are in compliance with current good manufacturing practices ("cGMP");
•	Acasti's ability to obtain and maintain regulatory approval of CaPre®, and the labeling requirements that would apply under any approval Acasti may obtain;
•	regulatory developments affecting the pharmaceutical, medical food and natural health products markets in the United States and elsewhere;
•	the size and growth of the potential markets for CaPre® and ONEMIA® and Acasti's ability to serve those markets;
•	the rate and degree of market acceptance of CaPre®, if it reaches commercialization;
•	the success of competing products that are or become available; and
•	Acasti's expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.
Although the forward-looking information in this Annual Report is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.
In addition, the forward-looking information in this Annual Report is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this Annual Report under the heading "Risk Factors", many of which are beyond the Corporation's control, that could cause the Corporation's actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:
•	whether the current and future clinical trials by the Corporation will be successful;
•	whether CaPre® and ONEMIA® can be successfully commercialized;
•	the Corporation's reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to find a third party to supply RKO in sufficient quantities and quality and to produce CaPre® under cGMP standards;
•	the Corporation's reliance on a limited number of distributors for ONEMIA® and its ability to secure distribution arrangements for CaPre® if it reaches commercialization;
•	the Corporation's ability to manage future growth effectively;
•	the Corporation's ability to achieve profitability;
•	the Corporation's ability to secure future financing from Neptune or other third party sources on favorable terms or at all;

•	the Corporation's ability to gain acceptance of its products in its markets;
•	the Corporation's ability to attract, hire and retain key management and scientific personnel;
•	the Corporation's ability to achieve its publicly announced milestones on time;
•	the Corporation's ability to successfully defend any product liability lawsuits that may be brought against it;
•	intense competition from other companies in the pharmaceutical, medical food and natural health product industries;
•	the Corporation's ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties; and
•	the Corporation's status as a foreign private issuer/emerging growth company.
Consequently, all the forward-looking information in this Annual Report is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation's business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this Annual Report.
PART I
Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.	Offer Statistics and Expected Timetable
Not applicable.
Item 3.	Key Information
A.	Selected Financial Data
The following information should be read in conjunction with our MD&A and our audited financial statements and the related notes for the year ended February 29, 2016, which are prepared in accordance with IFRS as issued by the IASB. The selected financial information includes financial information derived from the audited financial statements. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period.
The following table is a summary of selected consolidated financial information of the Corporation for each of the five most recently completed fiscal years in accordance with IFRS as issued by the IASB.

	February 29, 2016	February 28, 2015	February 28, 2014	February 28, 2013	February 29, 2012
Revenue from sales	$37,656	$270,615	$500,875	$724,196	$10,415
Loss from operating activities	$(9,611,418)	$(12,394,461)	$(10,799,706)	$(6,979,733)	$(6,512,842)
Net loss and total comprehensive loss	$(6,316,731)	$(1,654,724)	$(11,611,649)	$(6,892,360)	$(6,500,933)
Basic and diluted loss per share	$(0.59)	$(0.16)	$(1.38)	$(0.95)	$(0.97)
Total assets	$28,517,322	$37,208,105	$45,631,803	$12,170,048	$15,728,860
Total liabilities	$1,297,290	$3,979,786	$12,352,303	$2,446,372	$1,259,518
Share capital	61,972,841	61,627,743	61,027,307	28,922,710	28,614,550
Warrants and rights	–	–	406,687	406,687	313,315
Weighted average number of shares outstanding	10,659,936	10,617,704	8,436,893	7,275,444	6,723,164
Dividends declared per share	—	—	—	—	—
B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
Investing in the Common Shares involves a high degree of risk. Prospective and current investors should carefully consider the following risks and uncertainties, together with all other information in this Annual Report, as well as the Corporation's financial statements and related notes and MD&A. Any of the risk factors described below could adversely affect Acasti's business, financial condition or results of operations and the market price of the Common Shares could decline significantly if one or more of these risks or uncertainties actually occur. Unknown risks or risks that Acasti currently believes to be immaterial may also impair its business, financial condition or results of operations. Certain statements below are forward-looking information. See "Special Note Regarding Forward-Looking Statements".
Risks Related to Product Development, Regulatory Approval and Commercialization
The Corporation's prospects currently depend entirely on the success of CaPre®, which is still in clinical development, and the Corporation may not be able to generate revenues from CaPre®.
The Corporation has no prescription drug products that have been approved by the FDA, Health Canada or any similar regulatory authority. The Corporation's only prescription drug candidate is CaPre®, for which the Corporation has not yet filed an NDA, and for which the Corporation must conduct additional clinical trials, undergo further development activities and seek and receive regulatory approval prior to commercial launch, which the Corporation does not anticipate will occur until the Corporation's fiscal year 2021 at the earliest. The Corporation does not have any other prescription drug candidates in development and, therefore, the Corporation's business prospects currently depend entirely on the successful development, regulatory approval and commercialization of CaPre®, which may never occur. Most prescription drug candidates never reach the clinical development stage and even those that do reach clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. If the Corporation is unable to successfully commercialize CaPre® for the treatment of severe hypertriglyceridemia, it may never generate meaningful revenues. In addition, if CaPre® reaches commercialization and there is low market demand for CaPre® or the market for CaPre® develops less rapidly than the Corporation anticipates, the Corporation may not have the ability to shift its resources to the development of alternative products.
The Corporation may not be able to obtain required regulatory approvals for CaPre®.
The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of prescription drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries and those regulations differ from country to country. Acasti is not permitted to market CaPre® in the United States until it receives approval of an NDA from the FDA and similar restrictions apply in other countries. In the United States, the FDA generally requires the completion of preclinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization. To date, the Corporation has not submitted an NDA for CaPre® to the FDA or comparable applications to other regulatory authorities. If the Corporation's development efforts for CaPre®, including its planned additional clinical trials, are not successful for the treatment of severe hypertriglyceridemia, and regulatory approval is not obtained in a timely fashion or at all, the Corporation's business will be materially adversely affected.
The receipt of required regulatory approvals for CaPre® is uncertain and subject to a number of risks, including the following:
•	the FDA or comparable foreign regulatory authorities or IRBs may disagree with the design or implementation of the Corporation's clinical trials;
•	the Corporation may not be able to provide acceptable evidence of the safety and efficacy of CaPre®;
•	the results of the Corporation's clinical trials may not meet the level of statistical or clinical significance required by the FDA or other regulatory agencies for marketing approval;
•	the dosing of CaPre® in a particular clinical trial may not be at an optimal level;
•	patients in the Corporation's clinical trials may suffer adverse effects for reasons that may or may not be related to CaPre®;

•	the data collected from the Corporation's clinical trials may not be sufficient to support the submission of an NDA for CaPre® or to obtain regulatory approval for CaPre® in the United States or elsewhere;
•	the FDA or comparable foreign regulatory authorities may not approve the manufacturing processes or facilities of third-party manufacturers with which the Corporation contracts for clinical and commercial supplies; and
•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering the Corporation's clinical data insufficient for approval.
The FDA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that the Corporation's data is insufficient for approval and require additional clinical trials, or preclinical or other studies. In addition, varying interpretations of the data obtained from preclinical studies and clinical trials could delay, limit or prevent regulatory approval of CaPre®. In addition, the process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the prescription drug candidates involved, the jurisdiction in which regulatory approval is sought and the substantial discretion of the regulatory authorities. Changes in the regulatory approval policy during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for a submitted product application may cause delays in the approval or rejection of an application. If regulatory approval is obtained in one jurisdiction that does not necessarily mean that CaPre® will receive regulatory approval in all jurisdictions in which the Corporation may seek approval. The failure to obtain approval for CaPre® in one or more jurisdictions may negatively impact the Corporation's ability to obtain approval in a different jurisdiction. A failure to obtain regulatory marketing approval for CaPre® in any indication would prevent the Corporation from commercializing CaPre®, and the Corporation's ability to generate revenue would be materially impaired.
The Corporation may be unable to develop alternative product candidates.
To date, the Corporation has not commercialized any prescription drug candidates and does not have any other compounds in clinical trials, nonclinical testing, lead optimization or lead identification stages besides CaPre®. The Corporation cannot be certain that CaPre® will prove to be sufficiently effective and safe to meet applicable regulatory standards for any indication. If the Corporation fails to successfully commercialize CaPre® as a treatment for severe hypertriglyceridemia, or any other indication, whether as a stand-alone therapy or in combination with other treatments, the Corporation would have to develop, acquire or license alternative product candidates or drug compounds to expand its product candidate pipeline beyond CaPre®. In such a scenario, the Corporation may not be able to identify, and acquire product candidates that prove to be successful products, or to acquire them on terms that are acceptable to the Corporation.
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
The commercial success of CaPre® in any indication for which the Corporation obtains marketing approval from the FDA or other regulatory authorities will depend upon its acceptance by the medical community, including physicians, patients and health insurance providers. The degree of market acceptance of CaPre® will depend on a number of factors, including:
•	demonstration of clinical safety and efficacy of prescription omega-3 products generally;
•	relative convenience, pill burden and ease of administration;
•	the prevalence and severity of any adverse side effects;
•	the willingness of physicians to prescribe CaPre® and of the target patient population to try new therapies;
•	efficacy of CaPre® compared to competing products, including omega-3 dietary supplements;
•	the introduction of any new products, including generic prescription omega-3 products, that may in the future become available to treat indications for which CaPre® may be approved;
•	new procedures or methods of treatment that may reduce the incidences of any of the indications for which CaPre® shows utility;
•	effective pricing of CaPre®;
•	the inclusion of prescription omega-3 products in applicable treatment guidelines;
•	the effectiveness of the Corporation's or any future collaborators' sales and marketing strategies;
•	negative perception of market regarding limitations or warnings contained in FDA-approved labeling;

•	the Corporation's ability to obtain and maintain sufficient third-party coverage or reimbursement from government health care programs, including Medicare and Medicaid, private health insurers and other third-party payors; and
•	the willingness of patients to pay out-of-pocket in the absence of third-party coverage or reimbursement.
In addition, even if the Corporation obtains regulatory approvals, the timing or scope or conditions of any approvals may prohibit or reduce the Corporation's ability to commercialize CaPre® successfully. For example, if the approval process takes too long, the Corporation may miss market opportunities and give other companies the ability to develop competing products or establish market dominance. Any regulatory approval the Corporation ultimately obtains may be limited or subject to restrictions or post-approval commitments that render CaPre® not commercially viable. For example, regulatory authorities may not approve the price the Corporation intends to charge for CaPre®, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve CaPre® with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that indication. Any of the foregoing scenarios could have a material adverse effect on the commercial prospects for CaPre®.  If CaPre® is approved, but does not achieve an adequate level of acceptance by physicians, health insurance providers and patients, the Corporation may not generate sufficient revenue and the Corporation may not be able to ever achieve profitability.
We may not be able to compete effectively against our competitors' pharmaceutical products.
The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our products. It is probable that the number of companies seeking to develop products and therapies similar to our products will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. These companies may develop and introduce products and processes competitive with or superior to ours. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of our products, which might render our technology and products non-competitive or obsolete.
Our competitors both in the United States and globally include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized cardiovascular treatment companies. GlaxoSmithKline plc, which currently sells Lovaza ®, a prescription-only omega-3 fatty acid indicated for patients with severe hypertriglyceridemia was approved by FDA in 2004 and has been on the market in the United States since 2005. As described below, multiple generic versions of Lovaza are now available in the United States. Other large companies with competitive products include AbbVie, Inc., which currently sells Tricor ® and Trilipix ® for the treatment of severe hypertriglyceridemia and Niaspan ®, which is primarily used to raise HDL-C, but is also used to lower triglycerides. Generic versions of Tricor, Trilipix, and Niaspan are also now available in the United States. In addition, in May 2014, Epanova ® (omega-3-carboxylic acids) capsules, a free fatty acid form of omega-3 (comprised of 55% EPA and 20% DHA), was approved by the FDA for patients with severe hypertriglyceridemia. Epanova was developed by Omthera Pharmaceuticals, Inc., and is now owned by AstraZeneca Pharmaceuticals LP (AstraZeneca). Also, in April 2014, Omtryg, another omega-3-acid fatty acid composition developed by Trygg Pharma AS, received FDA approval for severe hypertriglyceridemia. Neither Epanova nor Omtryg have been commercially launched, but could launch at any time. Each of these competitors, other than potentially Trygg, has greater resources than we do, including financial, product development, marketing, personnel and other resources.
In addition, we are aware of other pharmaceutical companies that are developing products that, if approved and marketed, would compete with CaPre®. We believe Catabasis Pharmaceuticals, or Catabasis, and Sancilio & Company, or Sancilio, are also developing potential treatments for hypertriglyceridemia based on omega-3 fatty acids. To our knowledge, Catabasis initiated a Phase 2 clinical trial in October 2015 to evaluate the safety and efficacy of its product in combination with atorvastatin in patients with hypercholesterolemia, and Sancilio also is pursuing a regulatory pathway under section 505(b)(2) of the FDCA for its product and submitted an IND in July 2015. Sancilio completed two pivotal pharmacokinetic studies, and we expect the company to initiate a pivotal clinical endpoint study as the next step in development. In addition, we are aware that Matinas BioPharma, Inc. is developing an omega-3-based therapeutic for the treatment of severe hypertriglyceridemia and mixed dyslipidemia. Matinas BioPharma, Inc. has filed an Investigational New Drug Application with the FDA to conduct a human study in the treatment of severe hypertriglyceridemia. Akcea Therapeutics/Ionis Pharmaceuticals (formerly Isis Pharmaceuticals) announced favorable Phase 2 results of volanesorsen (formerly ISIS-APOCIII  Rx), a drug candidate administered through weekly subcutaneous injections, in patients with high triglycerides and type 2 diabetes and in patients with moderate to severe high triglycerides. Finally, Madrigal Pharmaceuticals has completed Phase 1 clinical testing of MGL-3196 for the treatment of high triglycerides and various lipid parameters in patients.
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
If approved by applicable regulatory authorities, CaPre® will be a prescription-only omega-3. Mixtures of omega-3 fatty acids are naturally occurring substances in various foods, including fatty fish. Omega-3 fatty acids are also marketed by others as dietary supplements or natural health products. Dietary supplements may generally be marketed without a lengthy FDA premarket review and approval process and are not subject to prescription. However, unlike prescription drug products, manufacturers of dietary supplements may not make therapeutic claims for their products; dietary supplements may be marketed with claims describing how the product affects the structure or function of the body without premarket approval, but may not expressly or implicitly represent that the dietary supplement will diagnose, cure, mitigate, treat, or prevent disease. The Corporation believes the pharmaceutical-grade purity of CaPre® has a superior therapeutic profile to naturally occurring omega-3 fatty acids and the omega-3 in commercially available dietary supplements. However, the Corporation cannot be certain that physicians or consumers will view CaPre® as superior. To the extent the price of CaPre® is significantly higher than the prices of commercially available omega-3 fatty acids marketed by other companies as dietary supplements or natural health products, physicians may recommend these commercial alternatives instead of CaPre® or patients may elect on their own to take commercially available non-prescription omega-3 fatty acids. Either of these outcomes may adversely impact the Corporation's results of operations by limiting how the Corporation prices CaPre® and limiting the revenue the Corporation receives from the sale of CaPre®.
Even if the Corporation obtains marketing approval for CaPre®, the Corporation will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.
Even if the Corporation obtains U.S. regulatory approval for CaPre® for the treatment of severe hypertriglyceridemia, which would not occur until the Corporation successfully completes Phase III clinical trials, the FDA may still impose significant restrictions on its indicated uses or marketing or the conditions of approval, or impose ongoing requirements for potentially costly and time-consuming post-approval studies, including Phase IV clinical trials or clinical outcome studies, and post-market surveillance to monitor the safety and efficacy of CaPre®. Even if the Corporation secures U.S. regulatory approval, the Corporation would continue to be subject to ongoing regulatory requirements related to CaPre® governing manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping and reporting of adverse events and other post-market information. These requirements include registration with the FDA, as well as continued compliance with cGCPs, for any clinical trials that the Corporation conducts post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP, requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.
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
The occurrence of any event or penalty described above may inhibit the Corporation's ability to commercialize CaPre® and generate revenue. Adverse regulatory action, whether pre- or post-approval, can also potentially lead to product liability claims and increase the Corporation's product liability exposure.

Recently enacted and future legislation may increase the difficulty and cost for the Corporation to obtain marketing approval of and commercialize CaPre® and affect the prices the Corporation may obtain.
In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for CaPre®, restrict or regulate post-approval activities and affect the Corporation's ability to profitably sell CaPre®. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. The Corporation does not know whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of CaPre®, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject the Corporation to more stringent product labeling and post-marketing testing and other requirements.
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
The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 or, collectively, the Health Care Reform Law, has broadened access to health insurance, reduced or constrained the growth of healthcare spending, enhanced remedies against fraud and abuse, added new transparency requirements for healthcare and health insurance industries, imposed new taxes and fees on the health industry and imposed additional health policy reforms. The Health Care Reform Law revised the definition of "average manufacturer price" for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may possibly require the Corporation to modify its business practices with healthcare practitioners.
Despite initiatives to invalidate the Health Care Reform Law, the U.S. Supreme Court has upheld certain key aspects of the legislation, including the requirement that all individuals maintain health insurance coverage or pay a penalty, referred to as the individual mandate. Although there are legal challenges to the Health Care Reform Law in lower courts on other grounds, at this time it appears the implementation of the Health Care Reform Law will continue. The Corporation will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the Health Care Reform Law, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase the Corporation's regulatory burdens and operating costs. The Corporation expects that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce the Corporation's ability to achieve profitability.
If the Corporation markets CaPre® in a manner that violates healthcare fraud and abuse laws, or if the Corporation violates government price reporting laws, the Corporation may be subject to civil or criminal penalties.
In addition to FDA restrictions on marketing of pharmaceutical products, several other types of federal and state healthcare fraud and abuse laws have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. These laws include the U.S. Anti-Kickback Statute, U.S. False Claims Act and similar state laws. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of the Corporation's business activities could be subject to challenge under one or more of these laws.
The U.S. Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted broadly to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, dispensers, purchasers and formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending drugs reimbursable under federal healthcare programs may be subject to scrutiny if they do not qualify for an exemption or safe harbor. The Corporation's practices may not, in all cases, meet all of the criteria for safe harbor protection from anti-kickback liability. Moreover, recent health care reform legislation has strengthened these laws. For example, the Health Care Reform Law, among other things, amends the intent requirement of the U.S. Anti-Kickback Statute and criminal health care fraud statutes; a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the U.S. Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the U.S. False Claims Act. Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid.

Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as: allegedly providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion that caused claims to be submitted to Medicaid for non-covered, off-label uses; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates. Most states also have statutes or regulations similar to the U.S. Anti-Kickback Statute and the U.S. False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines and imprisonment. Settlements of government litigation may include Corporate Integrity Agreements with commitments for monitoring, training, and reporting designed to prevent future violations.
Third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Corporation's future revenues.
The Corporation's ability to successfully market CaPre® will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of the Corporation's products and related treatments. Countries in which CaPre® may in the future be sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases. In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices. The Corporation may not be able to sell CaPre® profitably if its prices are not approved or coverage and reimbursement is unavailable or limited in scope. Increasingly, third-party payors attempt to contain health care costs in ways that are likely to impact the Corporation's development of products including:
•	not approving the prices charged for health care products;
•	limiting both coverage and the amount of reimbursement for new therapeutic products;
•	denying or limiting coverage for products that are approved by the regulatory agencies but are considered to be experimental or investigational by third-party payors; and
•	refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval.
Termination or suspension of, or delays in the commencement or completion of, any necessary future studies of CaPre® for any indications could occur.
The commencement and completion of clinical and non-clinical studies for CaPre® can be delayed for a number of reasons, including delays related to:
•	the FDA, Health Canada or similar regulatory authorities not granting permission to proceed and placing the clinical study on hold;
•	subjects failing to enroll or remain in the Corporation's trials at the rate the Corporation expects;
•	a facility manufacturing CaPre® being ordered by the FDA or other government or regulatory authorities to temporarily or permanently shut down due to violations of cGMP requirements or other applicable requirements, or cross-contaminations of product candidates in the manufacturing process;
•	any changes to the Corporation's manufacturing process that may be necessary or desired;
•	subjects choosing an alternative treatment for the indications for which the Corporation is developing CaPre®, or participating in competing clinical studies;
•	subjects experiencing severe or unexpected drug-related adverse effects;
•	reports from clinical testing on similar technologies and products raising safety and/or efficacy concerns;

•	third-party clinical investigators losing their license or permits necessary to perform the Corporation's clinical trials, not performing the Corporation's clinical trials on their anticipated schedule or employing methods not consistent with the clinical trial protocol, cGMP requirements, or other third parties not performing data collection and analysis in a timely or accurate manner;
•	inspections of clinical study sites by the FDA, Health Canada or similar regulatory authorities or IRBs finding regulatory violations that require the Corporation to undertake corrective action, result in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study, or that prohibit the Corporation from using some or all of the data in support of its marketing applications;
•	third-party contractors becoming debarred or suspended or otherwise penalized by the FDA, Health Canada or other government or regulatory authorities for violations of regulatory requirements, in which case the Corporation may need to find a substitute contractor, and the Corporation may not be able to use some or any of the data produced by such contractors in support of its marketing applications;
•	one or more IRBs refusing to approve, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; reaching agreement on acceptable terms with prospective CRO and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•	deviations of the clinical sites from trial protocols or dropping out of a trial;
•	the addition of new clinical trial sites; and
•	the inability of the CRO to execute any clinical trials for any reason.
Product development costs for CaPre® will increase if the Corporation has delays in testing or approval or if the Corporation needs to perform more or larger clinical studies than planned. Additionally, changes in regulatory requirements and policies may occur and the Corporation may need to amend study protocols to reflect these changes. Amendments may require the Corporation to resubmit its study protocols to the FDA, Health Canada or similar regulatory authorities or IRBs for re-examination, which may impact the costs, timing or successful completion of that study. Any delays in completing the Corporation's clinical trials will increase its costs, slow down its development and approval process and jeopardize its ability to commence sales of CaPre® and generate revenues. Any of these occurrences may have a material adverse effect on the Corporation's business, financial condition and prospects.
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
A number of factors could contribute to a lack of favorable safety and efficacy results for CaPre® for other indications. For example, such trials could result in increased variability due to varying site characteristics, such as local standards of care, differences in evaluation period, and due to varying patient characteristics including demographic factors and health status. There can be no assurance that the Corporation's clinical trials will demonstrate sufficient safety and efficacy for the FDA to approve CaPre® for the treatment of severe hypertriglyceridemia, or any other indication that the Corporation may consider in any additional NDA submissions for CaPre®.
In addition, clinical trials and nonclinical studies performed by research organizations and other independent third parties may yield negative results regarding the effect of omega-3 fatty acids on cardiometabolic disorders and specifically hypertriglyceridemia and severe hypertriglyceridemia. For example, in May 2013, the New England Journal of Medicine published results on a study in which it concluded that a daily treatment of omega-3 fatty acids did not reduce the risk of cardiovascular events.  The clinical trial consisted of the enrollment of 12,513 patients who were followed by a network of 860 general practitioners in Italy. Patients were randomly assigned to omega-3 fatty acids (1g daily) or placebo. Researchers reported that omega-3 fatty acid supplements did not reduce death from heart disease or heart attacks or strokes in the group and concluded that the intake of omega-3 fatty acids does not have any specific advantage in a population that is considered at high risk of cardiovascular disease. The New England Journal of Medicine study along with other future studies yielding similar results could have a negative impact on consumer perception and market acceptance of the efficacy of omega-3 fatty acids on cardiometabolic disorders, specifically the beneficial effect on triglyceride and cholesterol levels, and such impact may a material adverse effect on the Corporation's business.

The Corporation relies on third parties to conduct its clinical trials for CaPre®.
The Corporation has entered into agreements with a CRO to provide monitors for and to manage data for its ongoing clinical trials. The Corporation relies heavily on these parties for execution of clinical studies for CaPre® and controls only certain aspects of their activities. Nevertheless, the Corporation is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and the Corporation's reliance on CROs would not relieve it of its regulatory responsibilities. The Corporation and its CROs are required to comply with cGCPs, which are regulations and guidelines enforced by the FDA, Health Canada and comparable foreign regulatory authorities for any products in clinical development. The FDA enforces these cGCP regulations through periodic inspections of trial sponsors, principal investigators and trial sites. If the Corporation or its CROs fail to comply with applicable cGCPs, the clinical data generated in the Corporation's clinical trials may be deemed unreliable and the FDA, Health Canada or comparable foreign regulatory authorities may require the Corporation to perform additional clinical trials before approving the Corporation's marketing applications. The Corporation cannot assure you that, upon inspection, the FDA will determine that any of the Corporation's clinical trials comply with cGCPs. In addition, the Corporation's clinical trials must be conducted with products produced under cGMP regulations and require a large number of test subjects. The Corporation's failure or the failure of its CROs to comply with these regulations may require the Corporation to repeat clinical trials, which would delay the regulatory approval process and could also subject the Corporation to enforcement action up to and including civil and criminal penalties.
If any of the Corporation's relationships with these third-party CROs terminate, the Corporation may not be able to enter into arrangements with alternative CROs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to the Corporation's clinical protocols, regulatory requirements or for other reasons, any such clinical trials may be extended, delayed or terminated, and the Corporation may not be able to obtain regulatory approval for or successfully commercialize CaPre®.
The Corporation's supply of krill oil for commercial supply and clinical trials is dependent upon relationships with Neptune and other third party manufacturers and key suppliers
The Corporation depends on krill oil sourced from third parties for the production of ONEMIA™ and CaPre®. The Corporation's reliance on third party suppliers of krill oil involves several risks, including potential fluctuations in supply and reduced control over production costs, delivery schedules and the quality of available krill oil. Until November 2012, Acasti purchased all of its supply of krill oil from its parent company, Neptune. Acasti is currently acquiring its krill oil from Neptune and through purchases in the open market in order to meet production requirements for ONEMIA™, and is also relying on a third party to provide manufacturing services for the production of CaPre® in accordance with cGMP regulations imposed by the FDA. Furthermore, the Corporation may have to source additional quantities of krill oil for the continued production of ONEMIA™ and its planned Phase III clinical program for CaPre®, and, if regulatory approval is obtained, larger quantities for the commercialization and distribution of CaPre® may be needed by the Corporation.
Acasti may not be able to acquire krill oil in sufficient quantities from Neptune, in which case, Acasti may need to seek alternative suppliers of krill oil and may be required to pay higher prices for krill oil (in comparison to what it currently pays to Neptune). Further, any alternative supply of krill oil may not be of comparable quality to that previously provided by Neptune which may impact the efficacy, or the markets' perception of the efficacy, of ONEMIA™ and CaPre®. Disruption to the Corporation's required quantities and quality of krill oil supplies would have a material adverse effect on Acasti's business and results of operations.
The Corporation relies on third parties for the manufacturing, production and supply of CaPre® and ONEMIA® and may be adversely affected if those third parties are unable or unwilling to fulfill their obligations.
The production of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Acasti does not own or operate manufacturing facilities for the production of CaPre® and ONEMIA®, nor does it have plans to develop its own manufacturing operations in the foreseeable future. Accordingly, the Corporation needs to rely on one or more third party manufacturers to produce and supply its required drug product for its nonclinical research and clinical trials for CaPre® and its commercial sales of ONEMIA®. The Corporation's reliance on third-parties to produce CaPre® and ONEMIA® exposes Acasti to a number of risks. For example, Acasti may be subject to delays in or suspension of the production of CaPre® and ONEMIA® if a third-party manufacturer:
•	becomes unavailable for any reason, including as a result of the failure to comply with current good manufacturing practices, or cGMP regulations;

•	experiences manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns required to comply with cGMP or damage from any event, including fire, flood, earthquake, business restructuring or insolvency; or
•	fails or refuses to perform its contractual obligations under its agreement with the Corporation, such as failing or refusing to deliver the quantities requested on a timely basis.
If the Corporation's third-party manufacturers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, Acasti may be subject to sanctions, including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals, and criminal prosecution. Any of these penalties could delay the initiation of the Corporation's planned Phase III clinical trial for CaPre®, which could have a material adverse effect on Acasti's business prospects and result of operations.
The FDA could challenge Onemia®'s classification as a "medical food".
Our offering of Onemia® as "medical food" could be challenged by the FDA. The FDA has previously issued warning letters to other companies challenging the classification of their products as "medical food" and may be applying a more narrow interpretation of what qualifies as "medical food." Given this enhanced focus on medical food companies, we cannot provide any assurance that Acasti will not receive such a letter and the FDA could prohibit the sale of one or more of our potential future "medical food" products in the United States .If the FDA challenges our classification of Onemia® or other potential "medical food" products, Acasti would likely incur significant costs responding to such a claim and defending our product's status as a medical food.  The re-position of our product as a "dietary supplement" would require new labels, labeling and revised claims for the products, and would impose other regulatory requirements on Acasti that would be costly and time consuming and could divert management attention, all of which could have a negative impact on our business and results of operations.
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
Risks Relating to the Corporation's Intellectual Property Rights
It is difficult and costly to protect Acasti's intellectual property rights, and Acasti cannot ensure the protection of these rights.
The Corporation's activities depend, in part, on its ability to (i) obtain and maintain patents, trade secret protection and operate without infringing the intellectual proprietary rights of third parties, (ii) successfully defend these patents (including patents owned by or licensed to the Corporation) against third-party challenges, and (iii) successfully enforce these patents against third party competitors. There is no assurance that the Corporation will be granted such patents and/or proprietary technology or that such granted patents and/or proprietary technology will not be circumvented through the adoption of a competitive, though non-infringing, process or product. The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws may diminish the value of the Corporation's intellectual property. Accordingly, the Corporation cannot predict the breadth of claims that may be allowable or enforceable in its patents (including patents owned by or licensed to the Corporation). Failure to protect the Corporation's existing and future intellectual property rights could seriously harm its business and prospects and may result in the loss of its ability to exclude others from using the Corporation's technology or its own right to use the technologies. If the Corporation does not adequately ensure the right to use certain technologies, it may have to pay others for the right to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. The Corporation's patents do not guarantee the right to use the technologies if other parties own intellectual property rights that are necessary in order to use such technologies. The Corporation's and Neptune's patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.
In any case, there can be no assurance that:
•	any rights under Canadian, U.S. or foreign patents owned by the Corporation or other patents that Neptune and other third parties license to the Corporation will not be curtailed;

•	the Corporation was the first inventor of inventions covered by its issued patents or pending applications or that the Corporation was the first to file patent applications for such inventions;
•	the Corporation's pending or future patent applications will be issued with the breadth of claim coverage sought by the Corporation, or be issued at all;
•	the Corporation's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Corporation's technologies;
•	any of the Corporation's trade secrets will not be learned independently by its competitors; or
•	the steps the Corporation takes to protect its intellectual property will be adequate.
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
The degree of future protection for the Corporation's proprietary rights is uncertain, because legal means afford only limited protection and may not adequately protect the Corporation's rights, permit it to gain or keep its competitive advantage, or provide it with any competitive advantage at all. The Corporation cannot be certain that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by the Corporation, or that the Corporation or its licensor will not be involved in interference, opposition or invalidity proceedings before U.S., Canadian or foreign patent offices.
The Corporation depends on Neptune to protect a significant portion of its proprietary rights that derive from the Corporation's license agreement with Neptune. Neptune may be primarily or wholly responsible for the maintenance of patents and prosecution of the licensed patent applications relating to important areas of the Corporation's business. If Neptune fails to adequately maintain, prosecute or protect these patents or patent applications, the Corporation may have the right to take further action on its own to protect its technology. However, the Corporation may not be successful or have adequate resources to do so. Any failure by Neptune or by the Corporation to protect its intellectual property rights could significantly harm the Corporation's business and prospects.
The Corporation also relies on trade secrets to protect its technology, especially in cases when the Corporation believes patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. If the Corporation cannot maintain the confidentiality of its proprietary and licensed technology and other confidential information, the Corporation's ability and that of its licensor to receive patent protection and its ability to protect valuable information owned or licensed by the Corporation may be imperiled. Enforcing a claim that a third-party entity illegally obtained and is using any of the Corporation's trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, the Corporation's competitors may independently develop equivalent knowledge, methods and know-how. If the Corporation fails to obtain or maintain patent protection or trade secret protection for CaPre®, ONEMIA® or the Corporation's technologies, third parties could use the Corporation's proprietary information, which could impair its ability to compete in the market and adversely affect its ability to generate future revenues and attain profitability.
CaPre® is covered by patents that are not owned by the Corporation but are instead licensed to the Corporation by Neptune.
In addition to its proprietary patent applications, the Corporation has an exclusive worldwide license under certain patents and know-how to develop and commercialize CaPre® within a specified field of use pursuant to a license agreement with Neptune. The limitation on the Corporation's field of use may prevent it from developing and commercializing CaPre® in other fields. Additionally, the Corporation's license is subject to termination for breach of its terms, and therefore its rights may only be available to it for as long as Neptune agrees that the Corporation's development and commercialization activities are sufficient to meet the terms of the license. If this license is terminated for any reason and the Corporation is not able to negotiate another agreement with Neptune for use of its patents and know-how, the Corporation will not be able to manufacture and market CaPre®, which would have a material adverse effect on its business and financial condition. See "Acasti's Products – Intellectual Property".

CaPre® may infringe the intellectual property rights of others, which could increase the Corporation's costs and delay or prevent the Corporation's development and commercialization efforts.
The Corporation's success depends in part on avoiding infringement of the proprietary technologies of others. The pharmaceutical industry has been characterized by frequent litigation regarding patent and other intellectual property rights. Identification of third party patent rights that may be relevant to the Corporation's proprietary or licensed technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Additionally, because patent applications are maintained in secrecy until the application is published, the Corporation may be unaware of third-party patents that may be infringed by the development and commercialization of CaPre® or any other future prescription drug candidate. There may be certain issued patents and patent applications claiming subject matter that the Corporation's licensor or the Corporation may be required to license in order to research, develop or commercialize CaPre®, and the Corporation cannot be certain whether such patents and patent applications would be available to license on commercially reasonable terms, or at all. Any claims of patent infringement asserted by third parties would be time-consuming and may:
•	result in costly litigation;
•	divert the time and attention of the Corporation's technical personnel and management;
•	cause product development or commercialization delays, including delays in clinical trials for CaPre®;
•	prevent the Corporation from commercializing CaPre® until the asserted patent expires or is held finally invalid or not infringed in a court of law;
•	require the Corporation to cease or modify its use of the technology and/or develop non-infringing technology; or
•	require the Corporation to enter into royalty or licensing agreements.
Others may hold proprietary rights that could prevent CaPre® from being marketed. Any patent-related legal action against the Corporation claiming damages and seeking to enjoin commercial activities relating to CaPre® or the Corporation's processes could subject the Corporation to potential liability for damages and require the Corporation to obtain a license to continue to manufacture or market CaPre® or any other future prescription drug candidates. The Corporation cannot predict whether the Corporation would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. In addition, the Corporation cannot be sure that it could redesign CaPre® or any other future product candidates or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent the Corporation from developing and commercializing CaPre® or any other future product candidate, which could harm the Corporation's business, financial condition and operating results.
A number of companies, including several major pharmaceutical companies, have conducted research on pharmaceutical uses of omega-3 fatty acids, which has resulted in the filing of many patent applications related to this research. The Corporation is aware of third-party U.S., Canadian or other foreign patents that contain broad claims related to methods of using these general types of compounds, which may be construed to include potential uses of CaPre® or any future product candidates. If the Corporation were to challenge the validity of these or any other issued U.S, Canadian or other foreign patents in court, the Corporation would need to overcome a statutory presumption of validity that attaches to every U.S. and Canadian patent. This means that, in order to prevail, the Corporation would have to present clear and convincing evidence as to the invalidity of the other party's patent's claims. If the Corporation were to challenge the validity of any issued U.S. patent in an administrative trial before the Patent Trial and Appeal Board in the USPTO, the Corporation would have to prove that the claims are unpatentable by a preponderance of the evidence. There is no assurance that a jury and/or court would find in the Corporation's favor on questions of infringement, validity or enforceability.
General Risks Related to the Corporation
The Corporation may never become profitable or be able to sustain profitability.
The Corporation is a clinical-stage biopharmaceutical company with a limited operating history. The likelihood of success of the Corporation's business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the regulatory and competitive environment in which the Corporation operates. Biopharmaceutical product development is a highly speculative undertaking, involves a substantial degree of risk and is a capital-intensive business. Therefore, the Corporation expects to incur expenses without any meaningful corresponding revenues unless and until it is able to obtain regulatory approval and subsequently sell CaPre® in significant quantities. The Corporation has been engaged in developing CaPre® since 2008. To date, the Corporation has not generated any revenue from CaPre®, and it may never be able to obtain regulatory approval for the marketing of CaPre® in any indication. Further, even if the Corporation is able to commercialize CaPre® or any other product candidate, there can be no assurance that the Corporation will generate significant revenues or ever achieve profitability. The Corporation's net loss for the fiscal year ended February 29, 2016 was approximately $6.32 million. As of February 29, 2016, the Corporation had an accumulated deficit of approximately $39.63 million.

If the Corporation obtains FDA approval, it expects that its expenses will increase as it prepares for the commercial launch of CaPre®. The Corporation also expects that its research and development expenses will continue to increase in the event it pursues FDA approval for CaPre® for other indications. As a result, the Corporation expects to continue to incur substantial losses for the foreseeable future, and these losses may be increasing. The Corporation is uncertain about when or if it will be able to achieve or sustain profitability. If the Corporation achieves profitability in the future, it may not be able to sustain profitability in subsequent periods. Failure to become and remain profitable would impair the Corporation's ability to sustain operations and adversely affect the price of the Common Shares and its ability to raise capital.
The Corporation may not be able to maintain its operations and research and development without additional funding.
The Corporation will require substantial additional funds to conduct further research and development, scheduled clinical testing, regulatory approvals and the commercialization of CaPre®. In addition to completing nonclinical and clinical trials, the Corporations expects that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States and to complete marketing and other pre-commercialization activities. To date, the Corporation has financed its operations through public offering and private placement of Common Shares, proceeds from exercises of warrants, rights and options and research tax credits. The Corporation's cash and short term investments were approximately $10.47 million as of February 29, 2016. Depending on the status of regulatory approval or, if approved, commercialization of CaPre®, the Corporation will most likely require additional capital to fund its operating needs. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances and raise the necessary capital. The Corporation may also seek additional funding for these purposes through public or private equity or debt financing, joint venture arrangements, and collaborative arrangements with other pharmaceutical companies, and/or from other sources.
The Corporation has incurred operating losses and negative cash flows from operations since inception. If the Corporation is unable to secure sufficient capital to fund its operations, it may be forced to enter into strategic collaborations that could require the Corporation to share commercial rights to CaPre® with third parties in ways that the Corporation currently does not intend or on terms that may not be favorable to the Corporation. There can be no assurance that any additional funding from any other third party will be available on acceptable terms or at all to enable the Corporation to continue and complete the research and development of CaPre®. The failure to obtain additional financing on favourable terms, or at all, could have a material adverse effect on Acasti's business, financial condition and results of operations.
In order to establish the Corporation's sales and marketing infrastructure, the Corporation will need to expand the size of its organization, and the Corporation may experience difficulties in managing this growth.
As of February 29, 2016, the Corporation had eleven employees in Canada, ten of whom have biology, chemistry, biochemistry or microbiology credentials and one administrative staff with a pharmaceutical industry background. As the Corporation's development and commercialization plans and strategies develop, the Corporation expects that it will need to expand the size of its employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. In addition, the Corporation's management may have to divert a disproportionate amount of its attention away from the Corporation's day-to-day activities and devote a substantial amount of time to managing these growth activities. The Corporation's future financial performance and its ability to commercialize CaPre® and any other future product candidates and its ability to compete effectively will depend, in part, on the Corporation's ability to effectively manage any future growth.
If the Corporation is not successful in attracting and retaining highly qualified personnel, the Corporation may not be able to successfully implement its business strategy.
The Corporation's ability to compete in the highly competitive pharmaceuticals industry depends in large part upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Competition for skilled personnel in the Corporation's market is intense and competition for experienced scientists may limit the Corporation's ability to hire and retain highly qualified personnel on acceptable terms. The Corporation is highly dependent on its management, scientific and medical personnel. The Corporation's management team has substantial knowledge in many different aspects of drug development and commercialization. Despite the Corporation's efforts to retain valuable employees, members of its management, scientific and medical teams may terminate their employment with the Corporation on short notice or, potentially, without any notice at all. The loss of the services of any of the Corporation's executive officers or other key employees could potentially harm its business, operating results or financial condition. The Corporation's success may also depend on its ability to attract, retain and motivate highly skilled junior, mid-level, and senior managers and scientific personnel.
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
The Corporation faces a potential risk of product liability as a result of its sales, marketing and distribution activities relating to ONEMIA® and any future commercialization of CaPre® or any other future product. For example, the Corporation may be sued if any product it develops allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under U.S. state or Canadian provincial or other foreign consumer protection legislation. If the Corporation cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to cease the sale, marketing and distribution of its products. Even successful defense against product liability claims would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
•	decreased demand for ONEMIA®, CaPre® or any future products that the Corporation may develop;
•	injury to the Corporation's reputation;
•	withdrawal of clinical trial participants;
•	costs to defend the related litigation;
•	a diversion of management's time and the Corporation's resources;
•	substantial monetary awards to consumers, trial participants or patients;
•	product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	loss of revenue;
•	the inability to commercialize CaPre®;
•	the inability to continue the sale, marketing and distribution of ONEMIA®; and
•	a decline in the price of the Common Shares.
If the Corporation is unable to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims, the commercialization of products it develops could be hindered or prevented. The Corporation currently carries product liability insurance, shared with Neptune, in the amount of $10.0 million in the aggregate, which also covers its clinical trials. Although the Corporation maintains such insurance, any claim that may be brought against the Corporation could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by the Corporation's insurance or that is in excess of the limits of the Corporation's insurance coverage. The Corporation's insurance policies also have various exclusions, and the Corporation may be subject to a product liability claim for which it has no coverage. In the event of a successful product liability claim against it, the Corporation may have to pay from its own resources any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that is not covered by the Corporation's insurance, and the Corporation may not have, or be able to obtain, sufficient capital to pay such amounts.
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
From time to time, the Corporation publicly announces the timing of certain events it expects to occur, such as the anticipated timing of results from its clinical trials. These statements are forward-looking and are based on the best estimate of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as completion of a clinical trial, discovery of a new product candidate, filing of an application to obtain regulatory approval, beginning of commercialization of certain products, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. For example, the Corporation cannot provide assurances that it will conduct a Phase III clinical trial for CaPre®, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to plans for the scale-up of manufacturing and launch of any of its products. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or a distribution partner or any other event having the effect of delaying the publicly announced timeline. The Corporation undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on the Corporation's business plan, financial condition or operating results and the trading price of the Common Shares.

Neptune could lose its control of Acasti
Neptune currently owns approximately 47.28% of Acasti's outstanding Common Shares, two members of Neptune's Board of Directors are also members of Acasti's Board of Directors, and Neptune's Chief Financial Officer is also the Chief Financial Officer of Acasti. As a result, Neptune exercises control over Acasti as of February 29, 2016. However, if all outstanding warrants, call options and restrictive share units of Acasti were to be exercised, Neptune's ownership interest in Acasti's Common Shares would fall to approximately 37%. If Neptune's ownership of Acasti's Common Shares declines, Neptune may lose its ability to elect members of its Board of Directors to Acasti's Board of Directors and to otherwise exercise control over Acasti. A loss of Neptune's control over Acasti, could, among other things result in:
•	investors and analysts placing a different, and possibly lower, value on the Common Shares to reflect a lower degree of exposure by Neptune to Acasti's krill oil-based pharmaceutical business;
•	Acasti making decisions in connection with the development and commercialization of Acasti's products with less or no involvement and approval from Neptune; and
Neptune does not expect to provide material capital to Acasti in the short term and therefore, its ownership interest in Acasti may continue to decline.
If we fail to meet the applicable listing requirements, NASDAQ may delist our securities from trading on its exchange in which case the liquidity and market price of our securities could decline.
Our common stock is currently listed on the NASDAQ Stock Market, but we cannot assure you that our securities will continue to be listed on NASDAQ in the future. Following the resignation of Jerald D. Wenker, Harlan W. Waksal, Adrian Montgomery, and Reed V. Tuckson's from our Board, the audit committee of our Board no longer had three independent members as required by NASDAQ Listing Rule 5605(c)(2). On March 21, 2016, we notified NASDAQ's Listing Qualifications Department that we were not currently in compliance with Listing Rule 5605(c)(2). On March 22, 2016, we received a written notice from NASDAQ's Listing Qualifications Department that we had until: (i) the earlier of our next annual shareholders' meeting or March 1, 2017; or (ii) if the next annual shareholders' meeting is held before August 29, 2016, then no later than August 29, 2016, in order to regain compliance with the audit committee composition requirement. In the event we do not regain compliance by this date, NASDAQ will provide written notification to us that our Common Shares will be delisted, subject to an unsuccessful appeal of the delisting determination to a Hearings Panel.
If NASDAQ delists our securities from trading on its exchange and we are not able to successfully appeal or list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:
•	a limited availability of market quotations for our securities;
•	reduced liquidity for our securities;
•	a determination that our common stock is a "penny stock" which will require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional equity securities or obtain additional equity or debt financing in the future.
Risks Related to the Corporation's Status as a Foreign Private Issuer/Emerging Growth Company
As a foreign private issuer, the Corporation is subject to different U.S. securities laws and regulations than a domestic U.S. issuer, which may limit the information publicly available to the Corporation's U.S. shareholders.

The Corporation is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act"). As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. In addition, the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Corporation's shareholders may not know on as timely a basis when the Corporation's officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the proxy rules under the Exchange Act.
The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.
The Corporation may in the future lose its foreign private issuer status if a majority of the Common Shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer would be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer. If the Corporation is not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. If the Corporation loses foreign private issuer status, compliance with more enhanced disclosure requirements and other U.S. securities laws may increase our legal and financial compliance costs, make some activities more difficult and time-consuming, increase demand on our systems and resources and divert management's attention from other business concerns, all of which could have a material adverse effect on our business, financial condition and results of operations.
Currently, the Corporation does not satisfy the eligibility criteria to use MJDS to conduct public securities offerings and to meet its periodic disclosure requirements in the United States. As a result, if the Company conducts future public securities offerings in the United States, it may have do so without the use of MJDS, which could involve additional time and cost.
As an "emerging growth company", Acasti is exempt from the requirement to comply with the auditor attestation requirements of the Sarbanes-Oxley Act.
Acasti is an "emerging growth company", as defined in the U.S. Jumpstart Our Business Start-ups Act, and intends to avail itself of the exemption provided to emerging growth companies from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. Therefore, Acasti's internal controls over financial reporting will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are not using an exemption.  In addition, Acasti cannot predict if investors will find the Common Shares less attractive because it relies on this exemption. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and trading price for the Common Shares may be negatively affected.
U.S. investors may be unable to enforce certain judgments.
The Corporation is a company existing under the Business Corporations Act (Québec). A majority of the Corporation's officers are resident of Canada, and substantially all of the Corporation's assets are located outside the United States. As a result, it may be difficult to effect service within the United States upon the Corporation or upon its directors and officers. Execution by U.S. courts of any judgment obtained against the Corporation or any of its directors or officers in U.S. courts may be limited to the assets of such companies or such persons, as the case may be, located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of U.S. courts predicated upon civil liability and the civil liability of the Corporation's directors and executive officers under the U.S. federal securities laws. The Corporation has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, there may be doubt as to the enforceability in Canada against these non-U.S. entities or their controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon U.S. federal or state securities laws.

Item 4.	Information on the Company
A.	History and Development of the Company
We were incorporated on February 1, 2002 under Part 1A of the Companies Act (Québec) under the name "9113-0310 Québec Inc". On August 7, 2008, pursuant to a Certificate of Amendment, we changed our name to "Acasti Pharma Inc.", our share capital, the provisions regarding the restrictions on securities transfers and the borrowing powers of the Corporation. On November 7, 2008, pursuant to a Certificate of Amendment, we further revised our provisions regarding our borrowing powers. We became a reporting issuer in the Province of Québec on November 17, 2008. On February 14, 2011, the Business Corporations Act (Québec) came into effect and replaced the Companies Act (Québec). We are now governed by the Business Corporations Act (Québec).
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
The following is a summary of significant events related to the development of our business that have occurred in the last financial year.
Fiscal Year Ended February 29, 2016
CaPre® - Clinical Trials Update
TRIFECTA Trial
The TRIFECTA trial, a 12-week, randomized, placebo-controlled, double-blind, dose-ranging trial, was designed to assess the safety and efficacy of CaPre®, at a dose of 1 or 2 g, on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia. A total of 387 patients were randomized and 365 patients completed the 12-week study, in line with the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia with baseline triglycerides between 200 and 499 mg/dL (2.28 to 5.69 mmol/L). The remainder had very high baseline triglycerides between 500 and 877 mg/dL (> 5.7 and < 10 mmol/L). Approximately 30% of patients were on lipid lowering medications, such as statins, and approximately 10% were diabetic.
Similar to the COLT trial, the primary objective of the TRIFECTA trial was to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 10.0 mmol/L (200-877 mg/dL) and to assess the tolerability and safety of CaPre®. The secondary objectives of the TRIFECTA trial were to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499 mg/dL); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); and to evaluate the effect of CaPre® in patients with mild to moderate hypertriglyceridemia and severe hypertriglyceridemia on fasting plasma levels of LDL-C (direct measurement), and on fasting plasma levels of HDL-C, non-HDL-C, hs-CRP and omega-3 index.
In Fiscal 2016, the Corporation received the full data for its TRIFECTA trial which confirmed and supported the positive Phase II TRIFECTA results announced in September 2014, on the safety and efficacy of CaPre® in the treatment of patients with hypertriglyceridemia. The TRIFECTA trial's primary endpoint was met, with patients on 1 g or 2 g of CaPre® achieving a statistically significant mean placebo-adjusted decrease in triglycerides from baseline. In addition, benefits in other key cholesterol markers were announced, including slight increases in HDL-C (good cholesterol), no deleterious effect on LDL-C (bad cholesterol) and no safety concerns.
PK Trial
During the same period, Acasti announced top-line results for its PK trial. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. Forty-two male and female individuals, at least 18 years of age, were enrolled into three groups of 14 subjects who took 1, 2 or 4 grams of CaPre®, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre® was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters.

CaPre® pharmacokinetics appear to be approximately dose-proportional over the 1 to 4 gram a day dose range. Following a single daily dose, CaPre® reached steady state (EPA and DHA levels plateaued) within seven days of dosing. The bioavailability of CaPre® was not significantly reduced when taken with a low-fat meal versus high-fat meal; a significant advantage for the management of hypertriglyceridemic patients on low fat diets. CaPre® was safe and well tolerated, with no safety concerns.
Following receipt of data for the Phase I PK Study and the Phase II clinical trials – COLT and TRIFECTA – Acasti provided a data package to the FDA to receive direction on requirements for the pivotal Phase III clinical program.
Strengthening Our Patent Estate
During the year, Acasti announced that the Japanese, Taiwanese and Mexican patent offices have each granted Acasti a composition and use patent. The patents are all valid until 2030 and relate to concentrated therapeutic phospholipid omega-3 compositions covering methods for treating or preventing diseases associated with cardiovascular diseases, metabolic syndrome, inflammation, neurodevelopmental diseases, and neurodegenerative diseases. They are in addition to multiple other patents that Acasti has been granted in the United States, Australia, Mexico, Saudi Arabia, Panama, and South Africa for phospholipid composition. As well, similar patent applications are being pursued in many jurisdictions worldwide. During the same period, the Chinese Patent Office also granted Acasti a composition and use patent. The Patent (ZL 201080059930.4), which is valid until 2030, relates also to concentrated therapeutic phospholipid omega-3 compositions.
The granting of these patents is a value-enhancing milestone, which further heightens the potential commercial implications, including possible licensing and partnership opportunities for CaPre®. Acasti is committed to building a global portfolio of patents to ensure a long-lasting and comprehensive protection, while also safeguarding valuable market expansion opportunities.
NASDAQ Continuous Listing Rules – Minimum Bid Price Requirements
On November 7, 2014 Acasti received notification from the NASDAQ Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days. To regain compliance, Acasti's shares had to close at US$1.00 per share or more for a minimum of ten (10) consecutive business days. The Corporation was able to cure the listing requirement violation during the fiscal year ended February 29, 2016. On September 29, 2015, Acasti announced a compliance plan to meet the NASDAQ Minimum Bid Price Rules, by consolidating the issued and outstanding Class A Common Shares of the Corporation.
The reverse split became effective at the open of trading on October 14, 2015 and the Common Shares began trading on NASDAQ and TSX on a reverse split-adjusted basis on such date. There were currently 106,616,262 Common Shares issued and outstanding on a pre-Consolidation basis, which resulted into approximately 10,661,626 Common Shares issued and outstanding on a post-Consolidation basis. The exercise price in effect on October 14, 2015, in the case of incentive stock options, warrants and other securities convertible into Common Shares, was increased proportionally to reflect the reverse split. The number of Common Shares subject to a right of purchase upon the exercise of convertible securities was also decreased proportionally to reflect the reverse split.
B.	Business Overview
Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Krill is a major source of phospholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.
Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune's intellectual property portfolio related to cardiovascular pharmaceutical applications (the "License Agreement"). In December 2013, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license in fiscal 2014. The royalty- free license allows Acasti to exploit the intellectual property rights in order to develop novel active pharmaceutical ingredients ("APIs") into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval of the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.
CaPre®, Acasti's prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to treat severe hypertriglyceridemia, a condition characterized by abnormally very high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials in Canada were initiated and now completed (TRIFECTA trial and COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL). Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The open-label COLT trial was completed during the second quarter of fiscal 2014 and the TRIFECTA trial was completed in the second quarter of fiscal 2015. Based on the positive results of these trials, Acasti filed an investigational new drug submission to the U.S. Food and Drug Administration to conduct a pharmacokinetic study in the U.S. Acasti subsequently received approval to conduct this trial and it was completed in the second quarter of fiscal 2015.

Due to a decision by the FDA not to grant authorization to commercialize a competitor's drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, Acasti is reassessing its clinical strategy and primarily focusing on the severe hypertriglyceridemia population.
Onemia®, Acasti's commercialized product, has been marketed in the United States since 2011 as a medical food supplement and as a natural health product (NHP) in Canada since 2012. An NHP is the equivalent of a dietary supplement in the US. Onemia® is only administered in the U.S. under the supervision of a physician and is intended for the dietary management of omega-3 phospholipid deficiency related to abnormal lipid profiles and cardiometabolic disorders.
As previously disclosed, Acasti decided to find strategic alternatives for Onemia® and focus its energy and resources on the development of CaPre®. Acasti has entered into a non-exclusive licensing agreement for Onemia® with Neptune in which Neptune has to engage in best commercial efforts to expand the marketing of Onemia®. Acasti will receive a royalty of 17.5% on net sales of Onemia® and Acasti believes given Neptune's sales and marketing leadership in the krill oil market that Neptune represents the best partner for Onemia®. As of February 29, 2016, no sales have been realized by Neptune.
Next Steps
Acasti is now corresponding with the FDA about the next steps proposed for the clinical development plan of CaPre®. Such correspondence is meant to allow the FDA to provide feedback on Acasti's plans and to clarify or answer specific questions that the FDA may have prior to such next steps toward the pivotal Phase III clinical program. Such correspondence can take the form of written correspondence, discussions and potential in person meetings with the FDA.
Acasti intends to conduct a Phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (> or = 500 mg/dL). In addition to conducting a Phase III clinical trial, Acasti expects that additional time and capital will be required to complete the filing of a New Drug Application ("NDA") to obtain FDA approval for CaPre® in the United States before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia.
Acasti intends to pursue the regulatory pathway for CaPre® under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act and conduct a pivotal bioavailability bridging study, comparing CaPre® to an omega-3 prescription drug as a means of establishing a scientific bridge between the two. This will help determine the feasibility of a 505(b)(2) regulatory pathway, while also optimizing the protocol design of a Phase III clinical program. The 505(b)(2) approval pathway has been used by many other companies and Acasti's regulatory and clinical experts believe such a strategy is best for CaPre®. This should allow Acasti to further optimize the advancement of CaPre® while benefiting most importantly from the substantial clinical and nonclinical data already available with another FDA-approved omega-3 prescription drug. In addition, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a NDA submission.
The finalization and execution of Acasti's comprehensive Capre® development plan and definitive Phase III program, overall costs and timelines are contingent upon FDA review and direction. Acasti has recently received a response from the FDA on the CaPre® clinical development program. With this endorsement Acasti has submitted an amendment to its current IND application to commence a bioavailability bridging study, while continuing to work closely with the FDA to ensure the Corporation is aligned with their views on Capre®'s clinical development.
As planned, Acasti initiated and recently completed subject enrollment for the bioavailability bridging study. Acasti is expecting results of the study before the end of the year which should confirm Acasti's chosen regulatory pathway.
Business Strategy
Key elements of Acasti's strategy to commercialize therapies for dyslipidemia include: (i) completing its clinical program as per FDA recommendations and guidelines such as initiating a Phase III clinical trial and filing a New Drug Application ("NDA") to obtain regulatory approval for CaPre® in the United States (initially for the treatment of severe hypertriglyceridemia and thereafter possibly for the treatment of mild to moderate hypertriglyceridemia); (ii) strengthening Acasti's patent portfolio and other means of protecting intellectual property exclusivity; and (iii) pursuing distribution partnerships to commercialize CaPre® in the United States and elsewhere. Acasti may also pursue strategic opportunities including licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions to provide sources of capital for Acasti. However, no assurance can be given as to when or whether Acasti will pursue any such strategic opportunities.
Treatments for Cardiometabolic Disorders – Acasti's Market

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
According to the American Heart Association, the prevalence of hypertriglyceridemia is increasing in the United States and globally, correlating to the increasing incidence of obesity and diabetes. Market participants, including the American Heart Association, have estimated that one-third of the population in the United States has elevated levels of triglycerides, including over 40 million people diagnosed with mild to moderate hypertriglyceridemia and over 4 million people diagnosed with severe hypertriglyceridemia. According to The American Heart Association Scientific Statement on Triglycerides and Cardiovascular Disease (2011), triglyceride levels provide important information as a marker associated with the risk for heart disease and stroke, especially when an individual also has low HDL-C and elevated levels of LDL-C. Lowering triglyceride levels is one of the primary goals to reduce a patient's risk of atherosclerotic cardiovascular disease. Hypertriglyceridemia is due to both genetic and environmental factors, including obesity, sedentary lifestyle and high-calorie diets. Hypertriglyceridemia is also associated with comorbid conditions such as chronic renal failure, pancreatitis, nephrotic syndrome and diabetes.
Patients with type 2 diabetes are more susceptible to cardiovascular disease. Cardiovascular disease may be preventable in some patients with appropriate treatment of lipid abnormalities. Diabetic dyslipidemia most commonly manifests as elevated triglycerides and low levels of HDL-C, with a predominance of small, dense LDL-C particles amid relatively normal LDL-C levels. Non-HDL-C reduction is a key secondary goal of therapy under the National Cholesterol Education Program Adult Treatment Panel III national lipid treatment guidelines and, according to the American Diabetes Association and the American College of Cardiology, has been emphasized as a major goal of therapy in the consensus guidelines for lipoprotein management in patients with cardiometabolic risk. Acasti believes, based in part on a study published by Blaha MJ et al. in The Journal of Clinical Lipidology in 2008, that non-HDL-C levels may be a better indicator than LDL-C for the prediction of cardiovascular events and that non-HDL-C reduction has many other compelling advantages over LDL-C and other traditional lipid parameters. Studies have established the clinical utility of non-HDL-C as a comprehensive measure of atherogenic lipoproteins.  In diabetic patients, non-HDL-C levels may be a stronger predictor of cardiovascular disease than LDL-C levels or triglycerides because it correlates highly with atherogenic lipoproteins. Target goals for LDL-C levels and non-HDL-C levels in patients with diabetes are < 100 and < 130 mg/dL, respectively. Failure to consider the importance of non-HDL-C in type 2 diabetes may result in under treatment of patients with diabetes.
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
A National Health and Nutrition Examination Survey analysis of dyslipidemia in the United States in 2010 indicated that while LDL-C levels have actually declined since its last analysis, the percentage of patients with hypertriglyceridemia has risen by 6% along with the dramatic increases in obesity. The National Cholesterol Education Program ("NCEP") Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol recommends that the first priority for the management of hypertriglyceridemia is triglyceride reduction to decrease the risk of pancreatitis. In addition, severe hypertriglyceridemia is also associated with a markedly increased risk for cardiovascular disease and a recent report released by the NCEP Expert Panel has claimed that elevated triglyceride levels can be regarded as an independent risk factor for cardiovascular disease-related events such as myocardial infarction, ischemic heart disease and ischemic stroke.
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
According to an investigation published by the American Medical Association in 2009, fewer than 4% of adults in the United States with hypertriglyceridemia receive prescription medication to lower their triglyceride levels, representing a significant unmet medical need. Many available treatment options have limitations in the treatment of hypertriglyceridemia which Acasti believes CaPre® can address. The use of fibrates, for example, has been shown to raise the risk of abnormal increases in liver enzymes and creatinine (a marker of kidney function) and, when combined with a statin, rhabdomyolysis (muscle breakdown). Based on the results of the COLT and TRIFECTA trials and other data collected by the Corporation, the Corporation does not believe that CaPre® produces such side effects. Furthermore, Acasti believes that CaPre® in combination with statins could become a standard of care in patients with mixed dyslipidemia because of its once per day dosing convenience.
There are several marketed prescription omega-3 fatty acids (such as Lovaza, Vascepa, Epanova, Omtryg and some generic of Lovaza) currently approved for treatment of dyslipidemia  in the United States (in severe hypertriglyceridemia) and elsewhere. According to the Frost Sullivan 2012 Global Overview of the EPA and DHA Omega-3 Ingredients Markets, the global revenue for the marine and algae EPA/DHA omega-3 ingredients market in 2011 was approximately $1.8 billion. Lovaza and Omacor, which are sold in the United States and Europe, respectively, are omega-3 ethyl-esters derived from fish oil comprised of EPA and DHA and are indicated for the treatment of severe hypertriglyceridemia in twice-daily doses of two 1-gram capsules or once-a-day dose of four 1-gram capsules. In addition, Vascepa and Epadel are two approved omega-3 ethyl-esters derived from fish oil comprised of EPA that are sold in the United States and Japan, respectively. A market research report published by Amadee & Company Inc. estimates that the total prescription omega-3 market generated over $2 billion in sales worldwide in 2012. Acasti believes that there will be increased growth in the prescription omega-3 market based on the expected introduction, and resulting increased promotion and awareness, of new prescription omega-3 products, as well as the emergence of new clinical data regarding the efficacy of omega-3s in the treatment of cardiometabolic disorders. Other disorders that potentially benefit from the use of prescription omega 3 fatty acids include osteopenia/osteoporosis, depression, sleep disorders associated with depression and pain and inflammation.
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
Medical Foods
Medical foods are at the intersection of functional food and prescription drugs. Medical foods are regulated by the FDA and intended for specific dietary management of a disease with "distinctive nutritional requirements" under the supervision of a physician and contain ingredients that are generally recognized as safe ("GRAS") or are otherwise considered acceptable for use. No market pre-authorization by the FDA or other similar international agencies is needed for medical foods to be commercialized in the United States or elsewhere.
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

Manufacturers are bringing more medical foods to market that address metabolic processes. In 2006, Limbrel (flavocoxid), the first medical food for the management of osteoarthritis, was launched. Axona was designated by the FDA in 2009 as a medical food, targeting metabolic deficiencies associated with Alzheimer's disease; the well-researched VSL #3, a probiotic for ulcerative colitis and the ileal pouch, was introduced to the market in 2002; and NiteBite, a snack bar for the nutritional management of hyperglycemia, has been marketed since 1996.
Acasti's Products
Overview
Acasti believes its krill oil-based form of omega-3 phospholipid therapies have advantages over omega-3 products that are derived from fish oil. EPA and DHA in krill oil are mainly carried by phospholipids, while EPA and DHA derived from fish oil are mainly carried by triglycerides. Acasti believes that omega-3 phospholipids provide for better absorption and assimilation of EPA and DHA into the bloodstream compared to some other omega-3 sources, including those derived from fish oil. CaPre® (predominantly EPA and DHA) is a mixture of phospholipid conjugates and free fatty acids. Except for Epanova® that is a mixture of EPA and DHA as FFA, all the other products are ethyl esters of EPA with or without DHA ("OM3:EE"). Because OM3:EE requires an additional de-esterification step during digestion by the carboxyl ester lipase, their bioavailability is negatively affected when compared to EPA and DHA conjugated to phospholipids or triglycerides
Absorption of ethyl-ester forms of currently available prescription omega-3 fatty acids derived from fish oil requires the breakdown of fats by pancreatic enzymes that are produced in response to the consumption of high fat meals. As a low fat diet is typically a critical component for treatment of patients with severe hypertriglyceridemia, these ethyl-ester formulations have demonstrated lower absorption and bioavailability when taken with a low fat meal compared to those formulated as omega-3 phospholipids where absorption is not meaningfully affected by the fat content of a meal.
CaPre®
CaPre® is being developed for the treatment of severe hypertriglyceridemia and eventually mild to moderate hypertriglyceridemia. In addition to targeting the reduction of triglyceride levels, clinical data collected by Acasti to date has indicated that CaPre® may also normalize blood lipids by increasing HDL-C (good cholesterol) and reducing non-HDL-C, which includes all cholesterol contained in the bloodstream except HDL‑C. In addition, clinical data collected and reviewed by Acasti to date indicates that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels. Obtaining regulatory approval for the commercialization of CaPre® requires that safety is confirmed and it is effective at reducing triglycerides at a level that would medically benefit the patient.
ONEMIA®
ONEMIA®, has a natural health product status in Canada and is commercialized as a medical food in the US.  Onemia is currently Acasti's only commercialized product, is a purified omega-3 phospholipids concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®. The term "medical food" is defined in the United States Orphan Drug Act as a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. Nonclinical studies conducted by the Corporation, supported by clinical testing conducted on Neptune Krill Oil (NKO®), have shown ONEMIA® to be safe and effective for the dietary management of omega-3 phospholipids deficiency and the related abnormal lipid profiles and cardiometabolic disorders. Phospholipid deficiency and abnormal lipid profiles can lead to a number of conditions, including hyperlipidemia (which generally manifests as high LDL-C and high triglycerides), atherosclerosis (the build-up of plaque on the inside of blood vessels), diabetes, rheumatoid arthritis, certain gastroenterology disorders and metabolic syndrome.
ONEMIA® was introduced in the U.S. market in 2011. In 2012, Acasti made its first sales of ONEMIA® to a medical food distributor in the United States, which has begun distribution of ONEMIA® through its network of dispensing physicians under its own brand name.  ONEMIA® is also available behind-the-counter in some pharmacies. During the fiscal years 2016, 2015 and 2014, Acasti generated revenues of approximately $38,000, $271,000 and $501,000, respectively, from sales of ONEMIA®.
Acasti decided to find strategic alternatives for Onemia® and focus its energy and resources on the development of CaPre®.  Acasti has entered into a non-exclusive licensing agreement for Onemia® with Neptune in which Neptune has to engage in best commercial efforts to expand the marketing of Onemia®.  Acasti will receive a royalty of 17.5% on net sales of Onemia® and Acasti believes given Neptune's sales and marketing leadership in the krill oil market that Neptune represents the best partner for Onemia®. As of February 29, 2016, no sales have been realized by Neptune.

Clinical and Nonclinical Research
Nonclinical
In preparation of its planned amendment of its Investigational New Drug ("IND") application with the FDA to conduct a Phase III clinical trial and for its New Drug Application ("NDA"), Acasti carried out an extensive nonclinical program to demonstrate the safety of CaPre® in a defined set of studies required by the FDA. These studies were carried out by contract research organizations with Good Laboratory Practice certification and conducted on various species of animals recommended by the FDA to investigate the long term effects of CaPre® at doses of up to 10g HED over 13 weeks. In these studies, hematological, biochemical, coagulation and overall health parameters of CaPre® were evaluated and no toxic effects were observed in any of the segments of the studies. Once overall systemic toxicity was ruled out, Acasti's studies focused on the potential toxic effects of CaPre® on vital systems, such as the cardiovascular, respiratory and central nervous system as evaluated by behavioural studies of the various species. These studies demonstrated that CaPre® did not have any adverse or toxic effects on any of the vital systems investigated, again up to doses well above the recommended clinical dose of CaPre®. To rule out any short term toxic effects of CaPre® on genes, genomic toxicity studies were undertaken on accepted cellular and animal models. These studies showed no toxic effects of CaPre® on any of the genetic markers indicative of potential gene altering toxic effects.
Acasti believes the studies conducted to date clearly indicate that CaPre® was well-tolerated and showed no toxic effects on any of the physiological and vital systems of the tested animal subjects or their genes or molecules at doses well above the anticipated clinical therapeutic dose of 1.0g-4.0g daily.
In parallel to its proposed Phase III clinical trial, Acasti may complete additional  sets of nonclinical studies depending on the regulatory pathway approved by FDA and followed by the Corporation, i.e. 505(b)(1) or 505(b)(2) as described below.
The first set of studies, the developmental and reproductive toxicology ("Dart"), is designed to assess safety on male and female fertility, developmental toxicity (embryo-fetal development) and pre and postnatal development in rodents and non-rodents. The second set of studies, the CARCINO, will consist of carcinogenicity testing in both rats and mice to identify a tumorigenic potential in animals and to assess the relevant risk in humans. Carcinogenicity testing is usually required under the rules of the FDA prior to commercialization. Acasti believes that it will be necessary to complete the DART and CARCINO nonclinical studies prior to the filing of its NDA submission for CaPre® in the United States and expects to do so in the allocated time frame. The third set of studies, the long term animal toxicity studies, as defined by six month rodent and nine month non-rodent, will be conducted as a requirement to support clinical trials to be done during the same extent of time or to support NDA. In these studies, we investigate the effects of CaPre® on blood parameters (hematology, biochemistry, coagulation), urinanalysis, opthamological and ECG testing.
Clinical
The Phase II COLT and TRIFECTA clinical trials were initiated during the Corporation's fiscal year ended February 29, 2012 under Canada's Natural Health Product Directorate ("NHPD") guidelines. The open-label COLT trial was completed during the second quarter of the 2014 fiscal year and the double-blind TRIFECTA trial was completed in the second quarter of fiscal 2015. Based on the positive results of the COLT trial, Acasti filed an IND submission with the FDA to conduct a pharmacokinetic ("PK") study in the U.S. Acasti subsequently received approval to conduct the PK trial which was completed in the second quarter of fiscal 2015.
The COLT and TRIFECTA trials were conducted, by JSS Medical Research ("JSS"), a clinical research organization ("CRO") specializing in the pharmaceutical, biotechnology, nutraceutical and medical device industries, which is both owned and managed by Dr. John Sampalis, brother of Dr. Tina Sampalis, previously President and Chief Global Strategy Officer of Acasti. JSS was selected by Acasti following a rigorous due diligence process conducted by the Corporation. Acasti's board of directors appointed an external independent auditor, SNC Lavalin Pharma, to confirm and validate the clinical trials' achievements, milestones and payments.
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
Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks, showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0-2.0g as compared to a 7.1% reduction for the standard of care. After a 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean improvements of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks, showed statistically significant triglycerides, non-HDL-C and HbA1C mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non-HDL-C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients' medical needs. In addition, the results of the COLT trial indicate that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels.
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

On September 29, 2014, Acasti announced successful top-line results for its Phase II double blind, placebo controlled trial (TRIFECTA) assessing the safety and efficacy of CaPre® for the treatment of patients with hypertriglyceridemia. CaPre®, Acasti's investigational new drug candidate, is composed of a patent-protected highly concentrated novel omega-3 phospholipid for the treatment of certain cardiometabolic disorders.
CaPre® successfully met the trial's primary endpoint achieving a statistically significant (p < 0.001) mean placebo-adjusted decrease in triglycerides from baseline to week-12, with reductions of 36.4% for 1 gram and 38.6% for 2 grams.
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
On March 2, 2015, the Corporation announced that it had received the full data for its Phase II double blind, placebo controlled (TRIFECTA) trial which confirms and supports the positive Phase II TRIFECTA results announced in September 2014, on the safety and efficacy of CaPre® in the treatment of patients with hypertriglyceridemia. The TRIFECTA trial's primary endpoint was met, with patients on 1 gram or 2 grams of CaPre® achieving a statistically significant mean placebo-adjusted decrease in triglycerides from baseline. In addition, benefits in other key cholesterol markers were announced, including slight increases in HDL-C (good cholesterol), no deleterious effect on LDL-C (bad cholesterol) and no safety concerns.
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
On January 9, 2014, the Corporation announced that the FDA granted Acasti approval to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world's largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial. On July 9, 2014, Acasti announced the completion of the PK trial.
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
CaPre® was found to be safe and well tolerated at all doses tested, with all subjects completing the study. Three adverse events were reported and considered relating to CaPre®, all of which were mild. The final clinical study report ("CSR") is completed.

Next Steps
Acasti is now corresponding with the FDA about the next steps proposed for the clinical development plan of CaPre®. Such correspondence is meant to allow the FDA to provide feedback on Acasti's plans and to clarify or answer specific questions that the FDA may have prior to such next steps (including an end of Phase II meeting, special protocol assessment and IND amendment) toward the pivotal Phase III clinical program. Such correspondence can take the form of written correspondence, discussions and potential in person meetings with the FDA.
Acasti intends to conduct a Phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (> or = 500 mg/dL). In addition to conducting a Phase III clinical trial, Acasti expects that additional time and capital will be required to complete the filing of a New Drug Application ("NDA") to obtain FDA approval for CaPre® in the United States before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia. The FDA may require Acasti to conduct additional clinical studies to obtain FDA approval for the treatment of mild to moderate hypertriglyceridemia, which may include a cardiovascular outcomes study.
More recently, the FDA has been providing Acasti with guidance and recommendations regarding the next steps in the clinical development of CaPre®.  Acasti is incorporating these comments into its development plan to be better aligned with current FDA views on CaPre® and to ensure it is well positioned to move towards regulatory approval.
Acasti intends to pursue the regulatory pathway for CaPre® under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act and conduct a pivotal bioavailability bridging study, comparing CaPre®  to an omega-3 prescription drug as a means of establishing a scientific bridge between the two. This will help determine the feasibility of a 505(b)(2) regulatory pathway, while also optimizing the protocol design of a Phase III program.  The 505(b)(2) approval pathway has been used by many other companies and Acasti's regulatory and clinical experts believe such a strategy is best for CaPre®.  This should allow Acasti to further optimize the advancement of CaPre® while benefiting most importantly from the substantial clinical and nonclinical data already available with another FDA-approved omega-3 prescription drug.  In addition, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a NDA submission.  The 505(b)(2) application also enables regulatory submission of a New Chemical Entity (NCE) approval when some part of the data application is derived from studies not conducted by the applicant.
The finalization and execution of Acasti's comprehensive Capre® development plan and definitive Phase III program, overall costs and timelines are contingent upon FDA review and direction.  Acasti has recently received a response from the FDA on the CaPre® clinical development program.  With this endorsement Acasti has submitted an amendment to its current IND application to commence a bioavailability bridging study, while continuing to work closely with the FDA to ensure the Corporation is aligned with their views on Capre®'s clinical development.
In addition to conducting a Phase III clinical program, Acasti expects that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia. The FDA may require Acasti to conduct additional clinical or nonclinical studies to obtain FDA approval in severe hypertriglyceridemia and for the treatment of mild to moderate hypertriglyceridemia which may include a cardiovascular outcomes study.
Sales and Marketing
The Corporation has exclusive global commercial rights to CaPre®.  The Corporation does not currently have in-house sales and marketing or distribution capabilities and the Corporation currently plans to seek an established commercial partner for the distribution of CaPre® if it reaches commercialization. In addition to completing a Phase III clinical trial and the  nonclinical studies, the Corporation expects that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States and to complete marketing and other pre-commercialization activities before reaching commercialization, which will  initially be only for the treatment of severe hypertriglyceridemia. The FDA may also require Acasti to conduct additional clinical studies to obtain FDA approval for the treatment of mild to moderate hypertriglyceridemia, which may include a cardiovascular outcomes study. The Corporation would focus initially on specialists, cardiologists and primary care physicians who comprise the top prescribers of lipid-regulating therapies as part of the sales and marketing strategy for CaPre®.
ONEMIA® is being distributed in the United States by Acasti to physicians, who then can either provide it to their patients directly or via a website by using a dedicated medical food access code. Acasti also makes ONEMIA® available via distributors and behind-the-counter in some pharmacies. In 2012, Acasti made its first sales of ONEMIA® to a medical food distributor in the United States, which has begun distribution through its network of dispensing physicians under its own brand name. Acasti intends to make ONEMIA® available via additional distributors and behind-the-counter in more pharmacies in the United States and to secure additional distribution partners to commercialize ONEMIA® outside of the United States. Revenues of Acasti for the fiscal years 2016, 2015 and 2014 were all derived from the sale of ONEMIA® and amounted to approximately $38,000, $271,000 and $501,000, respectively.

Acasti decided to find strategic alternatives for Onemia® and focus its energy and resources on the development of CaPre®.  Acasti has entered into a non-exclusive licensing agreement for Onemia® with Neptune in which Neptune has to engage in best commercial efforts to expand the marketing of Onemia®.  Acasti will receive a royalty of 17.5% on net sales of Onemia® and Acasti believes given Neptune's sales and marketing leadership in the krill oil market that Neptune represents the best partner for Onemia®. As of February 29, 2016, no sales have been realized by Neptune.
Competition
The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our products. It is probable that the number of companies seeking to develop products and therapies similar to our products will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. These companies may develop and introduce products and processes competitive with or superior to ours. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of our products, which might render our technology and products non-competitive or obsolete.
Our competitors both in the United States and globally include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized cardiovascular treatment companies. GlaxoSmithKline plc, which currently sells Lovaza ®, a prescription-only omega-3 fatty acid indicated for patients with severe hypertriglyceridemia was approved by FDA in 2004 and has been on the market in the United States since 2005. As described below, multiple generic versions of Lovaza are now available in the United States. Other large companies with competitive products include AbbVie, Inc., which currently sells Tricor ® and Trilipix ® for the treatment of severe hypertriglyceridemia and Niaspan ®, which is primarily used to raise HDL-C, but is also used to lower triglycerides. Generic versions of Tricor, Trilipix, and Niaspan are also now available in the United States. In addition, in May 2014, Epanova ® (omega-3-carboxylic acids) capsules, a free fatty acid form of omega-3 (comprised of 55% EPA and 20% DHA), was approved by the FDA for patients with severe hypertriglyceridemia. Epanova was developed by Omthera Pharmaceuticals, Inc., and is now owned by AstraZeneca Pharmaceuticals LP (AstraZeneca). Also, in April 2014, Omtryg, another omega-3-acid fatty acid composition developed by Trygg Pharma AS, received FDA approval for severe hypertriglyceridemia. Neither Epanova nor Omtryg have been commercially launched, but could launch at any time. Each of these competitors, other than potentially Trygg, has greater resources than we do, including financial, product development, marketing, personnel and other resources.
In addition, we are aware of other pharmaceutical companies that are developing products that, if approved and marketed, would compete with CaPre®. We believe Catabasis Pharmaceuticals, or Catabasis, and Sancilio & Company, or Sancilio, are also developing potential treatments for hypertriglyceridemia based on omega-3 fatty acids. To our knowledge, Catabasis initiated a Phase 2 clinical trial in October 2015 to evaluate the safety and efficacy of its product in combination with atorvastatin in patients with hypercholesterolemia, and Sancilio also is pursuing a regulatory pathway under section 505(b)(2) of the FDCA for its product and submitted an IND in July 2015. Sancilio completed two pivotal pharmacokinetic studies, and we expect the company to initiate a pivotal clinical endpoint study as the next step in development. In addition, we are aware that Matinas BioPharma, Inc. is developing an omega-3-based therapeutic for the treatment of severe hypertriglyceridemia and mixed dyslipidemia. Matinas BioPharma, Inc. has filed an Investigational New Drug Application with the FDA to conduct a human study in the treatment of severe hypertriglyceridemia. Akcea Therapeutics/Ionis Pharmaceuticals (formerly Isis Pharmaceuticals) announced favorable Phase 2 results of volanesorsen (formerly ISIS-APOCIII  Rx), a drug candidate administered through weekly subcutaneous injections, in patients with high triglycerides and type 2 diabetes and in patients with moderate to severe high triglycerides. Finally, Madrigal Pharmaceuticals has completed Phase 1 clinical testing of MGL-3196 for the treatment of high triglycerides and various lipid parameters in patients. In addition, Acasti is aware of the existence of omega-4 3 generic drugs and of other pharmaceutical companies (e.g Matinas Biopharma) that are developing products that, if approved, would compete with CaPre®. CaPre® may also compete with omega-3 dietary supplements that are available without a prescription.
There are also competitors in the medical food market. Pivotal Therapeutics announced positive results for its clinical trial of Vascazen, a medical food product being developed to improve patient lipid profiles and reduce cardiovascular disease risk factors.  In addition, Vaya Pharma, a division of Enzymotec Ltd has in its pipeline 3 medical food containing either fish or krill oil.
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
Patents
Acasti owns the following portfolio of patents, filed in various jurisdictions worldwide, including the United States, Canada, China, Japan, Australia and Europe:

Patent Family Description	Description	WO (PCT) Application Number & U.S. Patent Number	Expiration Date of the Patent Family	Number of Patents Worldwide
Concentrated Therapeutic Phospholipid Composition	Composition of Matter	WO2011050474 & US8,586,567;	2028**	14* (pending in approx. 38 countries)
*	Five Australian innovation patents are valid until 2018 and patent (ZL 201080059930.4) granted by the Chinese Patent Office is valid until 2030
On November 19, 2013, the United States Patent and Trademark Office granted Acasti a concentrated phospholipid composition patent (US8,586,567) covering concentrated therapeutic phospholipid compositions useful for treating or preventing diseases associated with cardiovascular disease, metabolic syndrome, inflammation and diseases associated therewith, neurodevelopmental diseases, and neurodegenerative diseases, comprising administering an effective amount of a concentrated therapeutic phospholipid composition. The patent is valid until 2028, covers specific omega-3 phospholipid compositions, synthetic and/or natural, regardless of the extraction process, suitable for human consumption. The patent protects Acasti's phospholipid compositions, namely CaPre® and Onemia®.
The corresponding US8,586,567 Acasti patent has also been granted in South Africa and Japan while continuations have been filed in the US.
On March 25, 2015, Acasti announced that the Chinese Patent Office had granted Acasti a composition and use patent. The Patent (ZL 201080059930.4), which is valid until 2030, relates to concentrated therapeutic phospholipid omega-3 compositions and covers methods for treating or preventing diseases associated with cardiovascular diseases, metabolic syndrome, inflammation, neurodevelopmental diseases, and neurodegenerative diseases. On December 1st, 2015, Acasti announced that the patent had also been granted in Japan, Mexico and Taiwan.
To this day, Acasti's patents and pending patent applications have not been opposed and/or challenged by third parties, in Canada, the United States and Europe. The patent is currently under opposition by BIO-MER Ltd. in New Zealand. Acasti filed its Counter‑Statement of Opposition in October 2015.
A patent is generally valid for 20 years from the date of first filing. Patent terms can vary slightly for other jurisdictions, with 20 years from filing being the norm. In certain jurisdictions exclusivity can be formally extended beyond the normal patent term to compensate for regulatory delays during the pre-market approval process.
Licensed Rights
In August 2008, Neptune granted to Acasti a license to rights on its intellectual property portfolio related to cardiovascular pharmaceutical applications. This license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients ("APIs") into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The following table summarizes the patent applications related to Acasti's license from Neptune.
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

Note:
(1)Three continuations also stem from U.S. Pat. 8,030,348 (U.S. Pat. 8,278,351; and 8,383,675).
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
Pursuant to the terms and conditions of the license agreement, Acasti is required, at Neptune's option, to have its products, if any, manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license. A copy of the license agreement is available on SEDAR at www.sedar.com.
Brand names and trademarks
Acasti has applied for trademark protection of CaPre® as well as for the trademark ONEMIA®, and is the owner of the trademark BREAKING DOWN THE WALLS OF CHOLESTEROL™ in Canada, the United States and the European Union. The trademark CaPre® is now registered in certain jurisdictions including the United States, Canada and Europe.
Trade Secrets
In addition, Acasti protects its optimization and extraction processes through industrial trade secrets and know-how.
Raw Materials, Manufacturing and Facility
The Corporation's head office and operations are located at 545, Promenade Centropolis, suite 100, Laval, Québec, Canada, H7T 0A3.
Acasti uses krill oil as its primary raw material to produce CaPre® and ONEMIA®. There are two ocean regions where krill is generally harvested: the Southern Ocean (Antarctic krill Euphausia superba) and the Northern Pacific Ocean (Pacific krill Euphausia pacifica), mainly off the coasts of Japan and Canada. The total quantity of the krill species in these two oceans is estimated to be at least 500,000,000 metric tons. The World Health Organization estimates that approximately 271,000 metric tons of both krill species are harvested annually. From 2002 to 2011, between 105,000 to 212,000 metric tons originated from the Southern Ocean and, on average, 60,000 harvested metric tons originated from the Northern Pacific Ocean each year. The annual Antarctic krill catches represent an estimated 0.05% of the existing resource. Acasti's products are derived from Antarctic krill.
Acasti does not own its own manufacturing facility for the production of krill oil, CaPre® and ONEMIA® nor does it have plans to develop its own manufacturing facility in the foreseeable future. Acasti depends on third party suppliers and manufacturers for all of its required RKO and drug substance and products and, if approved for distribution by the FDA, Acasti expects to rely on cGMP- compliant third parties to manufacture NKPL66, encapsulate, bottle and package clinical supplies of CaPre®. The Corporation entered into contractual agreements with a third party for the manufacturing, in accordance with cGMP regulations imposed by the FDA, of CaPre® clinical material for the purposes of Acasti's upcoming clinical trials.
Employees, Specialized Skills and Knowledge
Acasti's management consists of professionals experienced in business development, finance and science. The Acasti research team includes scientists with expertise in pharmaceutical development, chemistry, manufacturing and controls, nonclinical and clinical studies, pharmacology, regulatory affairs, quality assurance/quality control, intellectual property and strategic alliances. As of February 29, 2016, the Corporation employed eleven people in Canada, ten of whom have biology, chemistry, biochemistry or microbiology credentials, and one administrative staff with a pharmaceutical industry background. Acasti generally requires all of its employees to enter into an invention assignment, non-disclosure and non-compete agreement. The Corporation relies, in part, on the administrative and other staff of its parent company, Neptune, and also relies on consultants from time to time. The Corporation's employees are not covered by any collective bargaining agreement or represented by a trade union. The Corporation places special emphasis on training for its personnel.
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

FDA Regulatory Process
In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development or approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA's refusal to approve pending applications, withdrawal of an approval, a "clinical hold" on investigations intended to support FDA approval, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, debarment from government programs, restitution, disgorgement, civil or criminal penalties, or entry of consent decrees and integrity agreements. Any agency or judicial enforcement action could have a material adverse effect on Acasti.
In order to be marketed in the United States, CaPre® must be approved by the FDA through the NDA process. The process required before a drug may be marketed in the United States generally involves the following:
•	completion of extensive nonclinical (animal) and formulation studies in accordance with applicable regulations, including the FDA's Good Laboratory Practice ("GLP") regulations;
•	submission of an IND, which must become effective before human clinical trials may begin in the United States;
•	performance of adequate and well-controlled clinical trials in accordance with the applicable IND and other clinical study-related regulations, such as current Good Clinical Practices, to establish the safety and efficacy of the proposed drug for its proposed indication;
•	submission of an NDA for a new drug;
•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity;
•	satisfactory completion of potential FDA audit of the nonclinical and/or clinical trial sites that generated the data in support of the NDA; and
•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.
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
The clinical stage of development involves the administration of the investigational drug to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with cGCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, data collection, and the parameters to be used to monitor subject safety and assess the investigational drug's efficacy. Each protocol, and any subsequent amendments to the protocol or new investigator's information, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board ("IRB") at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or its legal representative. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries, as well as reporting of safety information under the IND.

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
The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act ("PDUFA") the FDA has ten months from the filing date in which to complete its initial review of a standard NDA and respond to the applicant. This review typically takes 12 months from the date the NDA is submitted to the FDA including the screening which takes a period of 60 days. The FDA does not always meet its PDUFA goal dates for standard NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.
After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality and purity. The FDA will likely re-analyze the clinical trial data, which could result in extensive discussions with the FDA.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical trials to ensure compliance with cGCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it will issue a Complete Response Letter ("CRL"). A CRL indicates that the review cycle of the application is complete and whether the application is approved and, when applicable, the CRL describes the specific deficiencies in the NDA and may require additional clinical data and/or an additional Phase III clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. The applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than the Corporation interprets the same data.
There is no assurance that the FDA will ultimately approve a drug product for marketing in the United States and the Corporation may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling, may condition the approval of the NDA on other changes to the proposed labeling, or may require a Risk Evaluation and Mitigation Strategy (REMS), which could limit the Corporation's ability to market the drug once approved.  The FDA may also require the development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved products.
U.S. Post-Marketing Requirements
Following approval of a new product, a pharmaceutical company and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the product, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug's approved labeling ("off-label use"), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers and distributors may not market or promote such off-label uses. Modifications or enhancements to the product or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process. In some cases, these changes will require the submission of clinical data and the payment of a user fee.
U.S. Patent Term Restoration and Marketing Exclusivity
Depending upon the timing, duration and specifics of the FDA approval of Acasti's prescription drug candidates, some of Acasti's U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Acasti intends to apply for restoration of patent term for one of its currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing and review of the relevant NDA.
Non-U.S. Drug Regulation
In Canada, biopharmaceutical product candidates are regulated by the Food and Drugs Act and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Directorate of Health Canada. In order to obtain approval for commercializing new drugs in Canada, the sponsor (Acasti) must satisfy many regulatory conditions. The sponsor must first complete preclinical studies in order to file a clinical trial application ("CTA") in Canada. The sponsor will then receive different clearance authorizations to proceed with Phase I clinical trials, which can then lead to Phase II and Phase III clinical trials. Once all three phases of trials are completed, the sponsor must file a registration file named a New Drug Submission ("NDS") in Canada. If the NDS demonstrates that the product was developed in accordance with the regulatory authorities' rules, regulations and guidelines and demonstrates favorable safety and efficacy and receives a favorable risk/benefit analysis, then the regulatory authorities issue a notice of compliance, which allows the sponsor to market the product.
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
Medical Food Regulation
Prior to 1972, medical foods that mitigated serious adverse effects of the underlying diseases were regulated by the FDA as "drugs" under the Federal Food, Drug, and Cosmetic Act. In 1972, in an effort to encourage innovation and availability of such products, the FDA revised its regulatory approach and classified these products as "foods for special dietary use." The Orphan Drug Amendments of 1988 provided a statutory definition of a medical food, which means a food that is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition, for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. In the Nutrition Labeling and Education Act of 1990, the U.S. Congress exempted medical foods from the nutrition labeling, health claim, and nutrient disclosure requirements applicable to most other foods, further distinguishing this category from conventional food products.
The regulatory status of these products in other countries varies.  It is also possible that such products would be regulated in Canada as natural health products pursuant to the Natural Health Products Regulations.
Active Pharmaceutical Ingredient Regulation
The FDA will regulate finished products containing APIs developed or under development by Acasti; however, the FDA does not actively regulate the APIs themselves.  Depending on its intended uses, a finished product containing the API may be regulated as a drug or a medical food under the procedures described above.  It may be possible to market a finished product containing an API developed or under development by Acasti as a dietary supplement.  Dietary supplements do not require FDA premarket approval.  However, it may be necessary to submit a notification to the FDA that a company intends to market a dietary supplement containing a "new dietary ingredient." In general, the regulatory requirements in other countries also depend on the nature of the finished product and do not focus on the API itself.
C.	Organizational Structure
The Corporation has no subsidiaries. As of May 25, 2016, Neptune owns 5,064,694 Class A shares of Acasti (the "Common Shares"), representing approximately 47.28% of the Common Shares issued and outstanding. The Common Shares are voting, participating and have no par value. Neptune also owns a warrant entitling it to acquire 59,250 Common Shares.
D.	Property, Plants and Equipment
The Corporation's head office and operations are located at 545, Promenade Centropolis, suite 100, Laval, Québec, Canada, H7T 0A3.
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
The Corporation entered into contractual agreements with a third party for the manufacturing, in accordance with cGMP regulations imposed by the FDA, of CaPre® clinical material for the purposes of Acasti's upcoming clinical trials. See "Risk Factors – Risks Related to Product Development, Regulatory Approval and Commercialization – The Corporation's supply of krill oil for commercial supply and clinical trials is dependent upon relationships with Neptune and other third party manufacturers and key suppliers" and "Risk Factors - Risks Related to Product Development, Regulatory Approval and Commercialization - The Corporation relies on third parties for the manufacturing, production and supply of CaPre® and ONEMIA® and may be adversely affected if those third parties are unable or unwilling to fulfill their obligations." We are not subject to any material environmental risk in connection with our property, plants or equipment.

Item 4A.	Unresolved Staff Comments
Not applicable.
Item 5.	Operating and Financial Review and Prospects
Information relating to our operating and financial review and prospects are detailed in the MD&A, for the years ended February 29, 2016, February 28, 2015 and February 28, 2014 included herein, and in conjunction with the audited consolidated financial statements and related notes included at "Item 17 – Financial Statements" of this Annual Report.
A.	Operating Results
Refer to our MD&A included below in this Annual Report.
B.	Liquidity and Capital Resources
Refer to our MD&A included below in this Annual Report.
C.	Research and Development, Patents and Licenses, etc.
We incurred research and development costs net of tax credits amounting to $7,389,415, $8,856,941 and $6,059,311 in the years ended February 29, 2016, February 28, 2015 and February 29, 2014, respectively. Refer to the MD&A included below and to "Item 4.B – Business Overview" of this Annual Report.
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
This annual report contains forward-looking statements, principally in, but not limited to, "Item 4 - Information on the Company" and "Item 5 - Operating and Financial Review and Prospects". These statements may be identified by the use of words like "plan", "expect", "aim", believe", "project", "anticipate", "intend", "estimate", "will", "should", "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Corporation's strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.
Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this annual report under "Item 3.D - Risk Factors" and factors described in documents that the Corporation may furnish from time to time to the SEC. Although the forward-looking information is based upon what the Corporation believes to be reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Except as required by law, the Corporation undertakes no obligation to update publicly or revise any forward-looking statements because of new information. Please refer to the forward-looking statements section at the beginning of this annual report.
MANAGEMENT'S ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS — YEARS ENDED FEBRUARY 28, 2016 AND FEBRUARY 28, 2015 AND FEBRUARY 28, 2014

Introduction
This management discussion and analysis ("MD&A") is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. ("Acasti" or the "Corporation") as at February 29, 2016 and for the year then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the years ended February 29, 2016 and February 28, 2015 and 2014. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. ("Neptune"), in August 2008.
This MD&A, completed on May 25, 2016, must be read in conjunction with the Corporation's audited financial statements for the years ended February 29, 2016 and February 28, 2015 and 2014. The Corporation's audited financial statements were prepared in accordance with International Financing Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. The Corporation's financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.
Caution Regarding Non-IFRS Financial Measures
The Corporation uses adjusted financial measures, including Non-IFRS operating loss (loss from operating activities before interest, taxes, depreciation and amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation's financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.
Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Acasti's method for calculating Non-IFRS operating loss may differ from that used by other corporations.
Acasti calculates its Non-IFRS operating loss measurement by adding to net loss, finance costs, depreciation and amortization, impairment loss and by subtracting finance income. Other items that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivative warrant liabilities. Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.
A reconciliation of net loss to Non-IFRS operating loss is presented later in this document.
Basis of presentation of the financial statements
The Corporation's current assets of $11,325 as at February 29, 2016 include cash and short-term investments for an amount of $10,470, mainly generated by the net proceeds from the public and private offerings of Common Shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively. The Corporation's liabilities at February 29, 2016 are comprised primarily of amounts due to creditors for $1,126 as well as derivative warrant liabilities of $156, which represents the fair value as at February 29, 2016, of the warrants issued to the Corporation's public offering participants. The Warrants forming part of the Units are derivative liabilities ("Derivative warrant liabilities") for accounting purposes due to the currency of the exercise price being different from the Corporation's functional currency.  The warrant liabilities will be settled in Class A Common Shares.  The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.09 per warrant as at February 29, 2016. The fair value of the Warrants is revalued at each reporting date.
The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of Common Shares, funds from its parent corporation, proceeds from exercises of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by the Corporation will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation's control.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)

	Three-month periods ended		Years ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015	February 28, 2014
	$	$	$	$	$
Revenue from sales	21	178	38	271	501
Non-IFRS operating Loss(1)	(1,163)	(2,263)	(6,569)	(8,506)	(5,584)
Net loss and comprehensive loss	(1,919)	(2,311)	(6,317)	(1,655)	(11,612)
Basic and diluted loss per share	(0.18)	(0.21)	(0.59)	(0.16)	(1.38)
Total assets	28,517	37,208	28,517	37,208	45,632
Working capital(2)	12,185	18,020	10,184	18,020	24,646
Total non-current financial liabilities	156	2,357	156	2,357	11,181
Total equity	27,220	33,228	27,220	33,228	33,280
(1)  The Non-IFRS operating loss (loss from operating activities before interest, taxes, depreciation and amortization) is not a standard measure endorsed by IFRS requirements.  A reconciliation to the Corporation's net loss is presented below.
(2)  The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF NET LOSS TO NON-IFRS OPERATING LOSS
 (In thousands of dollars, except per share data)

	Three-month periods ended			Years ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015	February 28, 2014
	$	$	$	$	$
Net loss	(1,919)	(2,311)	(6,317)	(1,655)	(11,612)
Add (deduct)
Finance costs	(1)	2	2	4	1,118
Finance Income	(175)	(1,398)	(1,096)	(1,920)	(814)
Change in fair value of derivative warrant liabilities	(114)	703	(2,201)	(8,824)	508
Depreciation and amortization/Impairment of intangible assets	938	584	2,734	2,335	1,774
Stock-based compensation	108	157	309	1,554	3,442
Non-IFRS operating loss	(1,163)	(2,263)	(6,569)	(8,506)	(5,584)
The derivative warrant liability declined in fiscals 2016 and 2015 due to the decline in the Corporation's stock price resulting in gains in earnings.  Finance income also includes foreign exchange gains mainly on the Corporation's short-term investments in US dollars, which represented $1,022, $1,833, and $782 for the years ended February 29, 2016 and February 28, 2015 and 2014, respectively.
Stock-based compensation expense decreased for the quarter ended February 29, 2016 and the years ended February 29, 2016 and February 28, 2015 as the 2012 grants have fully vested.
The yearly increase in the depreciation and amortization expense from fiscal 2014 to fiscal 2015 is attributable to the prepayment agreement entered into in December 2013, whereby Acasti recognized an intangible asset in the amount of $15,130.  See section "Issuance of shares on license prepayment agreement". During the fourth quarter of 2016, the Corporation recorded an asset impairment loss of $339 relating to patents.  The Corporation determined that the recoverable amount of these costs was nil as it is no longer probable that sufficient future economic benefits will accumulate to the Corporation due to uncertainties related to project level revenues.

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)
Fiscal year ended February 29, 2016

	February 29,	November 30,	August 31,	May 31,
	2016	2015	2015	2015
	$	$	$	$
Revenue from sales	21	5	7	5
Non-IFRS operating loss	(1,163)	(1,988)	(1,485)	(1,946)
Net loss	(1,919)	(2,191)	(1,241)	(966)
Basic and diluted loss per share	(0.18)	(0.20)	(0.12)	(0.09)
Fiscal year ended February 28, 2015

	February 28,	November 30,	August 31,	May 31,
	2015	2014	2014	2014
	$	$	$	$
Revenue from sales	178	29	8	56
Non-IFRS operating loss	(2,263)	(2,099)	(2,449)	(1,695)
Net (loss) earnings	(2,311)	3,012	(3,712)	1,356
Basic and diluted loss per share	(0.21)	0.28	(0.35)	0.13
In the first, second, third and fourth quarters of fiscal 2016 the change in fair value of the derivative warrant liability was a loss of $1,708, $24, $355 and $114, respectively. The net earnings in the first and third quarters of fiscal 2015 are mainly attributable to the gain resulting from the change in fair value of the derivative warrant liability of $4,634, and $5,211, respectively.  In the second and fourth quarters the change in fair value of the derivative warrant liability was a loss of $318 and $703, respectively.
COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 29, 2016 AND FEBRUARY 28, 2015 AND 2014
Revenues
The Corporation generated revenues from sales of $21 from the commercialization of Onemia® during the three-month period ended February 29, 2016.  The Corporation generated revenue from sales of $178 during the corresponding period in 2015.
The Corporation generated revenues from sales of $38 from the commercialization of Onemia® during the year ended February 29, 2016, a decrease of $233 from the revenues of $271 generated during the corresponding period in 2015. The Corporation generated revenue from sales of $501 during the corresponding period in 2014. The revenues were generated from sales made directly to customers in the United States. The decline in sales is due to Acasti deciding to find strategic alternatives for Onemia® and focus its energy and resources on the development of CaPre®. Acasti has entered into a licensing agreement for Onemia® with Neptune in which Neptune has to engage in best commercial efforts to market Onemia®.  Acasti will receive a royalty of 17.5% on net sales of Onemia®, therefore, revenues from royalties may vary from period to period. No revenue from royalties has been recognized during the year ended February 29, 2016 and the Corporation does not expect significant revenues in the future.
Gross Loss
Gross loss is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning. The gross loss for the three-month period ended February 29, 2016 amounted to $53 or 3%.   The Corporation realized a gross loss of $3 or 2% during the three-month period ended February 28, 2015.
The gross loss for the year ended February 29, 2016 amounted to $44 or 116%.  The Corporation realized a gross profit of $36 or 13% during the year ended February 28, 2015 and $209 representing a gross profit margin of 42% during the year ended February 28, 2014.  The gross loss for the three-month period ended and year ended February 29, 2016 was lower than the Corporation's target range for its profit margin because of the change in strategy by the Corporation to shift its focus to the development of CaPre®.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the three-month periods and years ended February 29, 2016 and February 28, 2015 and 2014

Research and development expenses	Three-month periods ended		Years ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015	February 28, 2014
	$	$	$	$	$
Salaries and benefits	332	86	989	465	457
Stock-based compensation	12	39	53	258	601
Research contracts	317	1,463	2,550	5,062	3,081
Regulatory expenses	80	83	472	160	141
Professional fees(1)	223	229	567	705	214
Amortization and depreciation(1)	599	584	2,395	2,335	1,774
Impairment of intangible assets	339	-	339	-	-
Tax credits	(126)	(192)	(169)	(264)	(270)
Other	53	51	193	136	61
TOTAL	1,829	2,343	7,389	8,857	6,059
(1)	The Corporation modified the classification on amortization and depreciation as well as certain legal fees from "general and administrative expenses" to "research and development expenses" to reflect more appropriately the way in which economic benefits are derived from the use of the expenses, which resulted in $2,335 and $1,762 being reclassed in 2015 and 2014, respectively.

General and administrative expenses	Three-month periods ended				Years ended
	February 29, 2016		February 28, 2015		February 29, 2016		February 28, 2015		February 28, 2014
	$		$		$		$		$
Salaries and benefits		143		280		938		1,267		990
Administrative fees		50		-		50		-		-
Stock-based compensation		96		118		256		1,296		2,841
Professional fees		34		46		650		501		607
Royalties		-		-		-		-		228
Sales and marketing		5		14		20		29		16
Investor relations		33		48		78		63		84
Rent		(12)		25		67		99		100
Other		(22)		127		119		318		83
TOTAL		327		658		2,178		3,573		4,949
Operating loss before interest, taxes, depreciation and amortization (Non-IFRS operating loss)
Three-month period ended February 29, 2016 compared to February 28, 2015:
Non-IFRS operating loss decreased by $1,100 for the three-month period ended February 29, 2016 to $1,163 compared to $2,263 for the three-month period ended February 28, 2015, is mainly due to the decrease in research and development expenses before consideration of stock-based compensation, amortization and depreciation and impairment of intangible assets.
Research and development expenses decreased by $502 before consideration of stock-based compensation, amortization and depreciation and impairment of intangible assets.  This decrease is mainly attributable to a decrease in research contract expenses related to the Corporation's clinical trials of $1,146, partially offset by an increase in salaries and benefits of $246 and impairment of intangible assets of $339.
General and administrative expenses decreased by $309 before consideration of stock-based compensation.  This decrease is mainly attributable to decreases in salaries of $137, rent of $37 and other expenses of $149 partially offset by an increase in administrative fees of $50.
Year ended February 29, 2016 compared to February 28, 2015:
Non-IFRS operating loss decreased by $1,937 for the year ended February 29, 2016 to $6,569 compared to $8,506 for the year ended February 28, 2015, mainly due to the increase in research and development expenses as well as general and administrative expenses before consideration of stock-based compensation and amortization and depreciation, partially offset by the decrease in gross profit of $80.
Research and development expenses decreased by $1,323 before consideration of stock-based compensation and amortization and depreciation.  This decrease is mainly attributable to a significant decrease in contract expenses related to the Corporation's clinical trials of $2,512 and other expenses of $181, partially offset by an increase in salaries and benefits of $524, regulatory expenses of $312 and impairment of intangible assets of $339.

General and administrative expenses decreased by $355 before consideration of stock-based compensation.  This decrease is mainly attributable to decreases in salaries of $329 and other expenses of $199 partially offset by an increase in professional fees of $149 and administrative fees of $50.
Year ended February 28, 2015 compared to February 28, 2014:
Non-IFRS operating loss increased by $2,922 for the year ended February 28, 2015 to $8,506 compared to $5,584 for the year ended February 28, 2014, mainly due to the increase in research and development expenses, before consideration of stock-based compensation and decrease in gross profit.  The increase in research and development expenses before stock based compensation and amortization and depreciation of $2,580 is mainly attributable to increases in contract expenses of $1,981 and professional fees related to the Corporation's clinical trials of $491.
Net Loss
The Corporation realized a net loss for the three-month period ended February 29, 2016 of $1,919 or $0.18 per share compared to a net loss of $2,311 or $0.21 per share for the three-month period ended February 28, 2015. These results are mainly attributable to the factors described above in the Gross Profit (loss) and Non-IFRS operating loss sections as well as by the decrease in value of the derivative warrant liabilities of $818 and the decrease in stock-based compensation expenses of $49.
The Corporation realized a net loss for the year ended February 29, 2016 of $6,317 or $0.59 per share compared to a net loss of $1,655 or $0.16 per share for the year ended February 28, 2015. These results are mainly attributable to the factors described above in the Gross Loss and Non-IFRS operating loss sections as well as by the decrease in value of the derivative warrant liabilities of $2,201 compared to a decrease of $8,824 in prior period, a decrease in the foreign exchange gain over the prior period by $810 and a decrease in stock-based compensation expenses of $1,245, offset by a slight increase in amortization and depreciation of $58.  The foreign exchange gain is due mainly to the strengthening US dollar impact on the Corporation's US dollar short-term investments.  Stock-based compensation decreased as grants provided in 2012 have fully vested.
The Corporation realized a net loss for the year ended February 28, 2015 of $1,655 or $0.16 per share compared to a net loss of $11,612 or $1.38 per share for the year ended February 28, 2014. These results are mainly attributable to the factors described above in the Gross Profit and Non-IFRS operating loss sections as well as by the decrease in value of the derivative warrant liabilities of $8,824 compared to an increase of $507 in prior period, an increase in the foreign exchange gain over the prior period by $1,051 and a decrease in stock-based compensation expenses of $1,888, offset by increases in amortization and depreciation of $561, following the increase in the Corporation's license asset as a result of the prepayment agreement with Neptune.  The foreign exchange gain is due mainly to the strengthening US dollar impact on the Corporation's US dollar short-term investments.  Stock-based compensation decreased as grants provided in 2012 are fully vested.
LIQUIDITY AND CAPITAL RESOURCES
Share Capital Structure
(In thousands of dollars, except per share data)
The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows as at the years ended:

	February 29, 2016	February 28, 2015	February 28, 2014
Class A shares, voting, participating and without par value	10,712,038	10,644,440	10,586,253
Stock options granted and outstanding	454,151	429,625	491,100
Restricted Shares Units granted and outstanding	-	18,398	77,494
Series 6 & 7 warrants expired on February 10, 2015	-	-	75,000
Series 8 warrants exercisable at $1.50 USD, until
December 3, 2018(1)	1,840,000	1,840,000	1,840,000
Series 9 warrants exercisable at $16,00, until
December 3, 2018	161,654	161,654	161,654
Total fully diluted shares	13,167,843	13,094,117	13,231,501
(1) Total of 18,400,000 units, in order to obtain one share of Acasti, 10 units must be exercised.

Issuance of shares on license prepayment agreement
On July 12, 2013, the Corporation issued 675,000 Class A shares, at a price of $23.00 per share to Neptune to pay in advance all of the future royalties' payable under the intellectual property license it had with Neptune.
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
CASH FLOWS AND FINANCIAL CONDITION BETWEEN THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 29, 2016, AND FEBRUARY 28, 2015 AND 2014
Operating Activities
During the three-month periods ended February 29, 2016 and February 28, 2015, the Corporation's activities generated decreases in liquidities of $1,691 and $2,622, respectively.  The decrease in the cash flows from operating activities for the three-month period ended February 29, 2016 is mainly attributable to the changes in non-cash working capital items.
During the years ended February 29, 2016 and February 28, 2015 and 2014, the Corporation's operating activities resulted in decreases in liquidities of $6,575, $7,198 and $6,805 respectively. The decrease in the cash flows used in operating activities for the year ended February 29, 2016 is mainly attributable to the decreased loss from operating activities after adjustments for non-cash items.  The increase in the cash flows used in operating activities for the year ended February 28, 2015 compared to prior period is mainly attributable to the higher loss from operating activities after adjustments for non-cash items offset by the changes in non-cash working capital items, primarily by decreases in trade and other receivables of $534 and prepaid expenses of $385, and an increase in payable to parent corporation of $539.  The comparative changes in non-cash working capital were due to increases in trade and other receivables of $469 and prepaid expenses of $687, and decrease in payable to the parent corporation of $417.
Investing Activities
During the years ended February 29, 2016 and February 28, 2015 and 2014, the Corporation's investing activities generated an increase in liquidities of $8,229, an increase in liquidities of $7,627 and a decrease in liquidities of $19,446, respectively. These variations are mainly explained by changes in short-term investments which increased in 2014 following the public and private offerings and decreased in following periods.
Financing Activities
During the years ended February 29, 2016 and February 28, 2015 and 2014, the Corporation's financing activities generated a decrease in liquidities of $2 and an increase in liquidities of $46 and $24,963, respectively. The increase in liquidities generated from financing activity during the year ended February 28, 2014 resulted mainly from the net proceeds from a public offering of $21,953 and net proceeds from a private placement of $2,068. Acasti has continued to allocate the proceeds obtained through public offering and private placement to the current and future clinical trials of CaPre®. The Corporation did not raise any additional funding during the years ended February 29, 2016 and February 28, 2015.
Overall, as a result, the Corporation's cash increased by $1,716 and $635 and decreased by $521, respectively, for the years ended February 29, 2016 and February 28, 2015 and 2014. Total liquidities as at February 29, 2016, comprised of cash and short-term investments, amounted to $10,470. See basis of presentation for additional discussion of the Corporation's financial condition.
On January 7, 2016 Neptune announced the acquisition of Biodroga Inc. As part of this transaction, the Corporation has pledged an amount of 2 million dollars to partly guarantee the financing for the said transaction. Consequently, the corresponding amount shall be considered as restricted cash until released by the lender or reduced by Neptune. Neptune has agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of (i) 9% during the first six months and (ii) 11% for the remaining term of the Pledge Agreement. Neptune's intention is to release the pledged amount within the next twelve months.
To date, the Corporation has financed its operations through public offering and private placement of Common Shares, funds from its parent corporation, proceeds from the exercise of warrants, rights and options and research tax credits. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products and the ability to obtain the necessary financing to do so.  The Corporation believes that its available cash and short-term investments, expected interest income and research tax credits should be sufficient to finance the Corporation's operations and capital needs during the ensuing twelve-month period.

Financial Position
(In thousands of dollars)
The following table details the significant changes to the statements of financial position as at February 29, 2016 compared to February 28, 2015:

Accounts	Increase (Decrease)	Comments
Cash	1,716	See cash flow statement
Short-term investments	(7,628)	Maturity of investments held
Trade and other receivables	(47)	Payments received
Tax credits receivable	(359)	Payments received
Prepaid expenses	138	Increase in prepaid portion of expenses
Inventories	(87)	Onemia® sales and write-off of inventory
Intangible assets	(2,323)	Amortization
Trade and other payables	42	Increase in expenses
Payable to parent corporation	(474)	Payments made
Derivative warrant liabilities	(2,201)	Change in fair value
Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments
The Corporation has no off-balance sheet arrangements. As of February 29, 2016, the Corporation's liabilities are $1,297, of which $1,141 is due within twelve months and $156 relates to derivative warrant liabilities that will be settled in shares and thus are excluded from the table below.
A summary of Acasti's contractual obligations at February 29, 2016 is as follows:
	Total		Less than 1 year
	$		$
Payables		1,141		1,141
Research and development contracts		5,358		5,358
Purchase obligation		2,271		2,271
Total		8,770		8,770

Significant commitments as of February 29, 2016 include:
Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.
The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $7,776, of which an amount of $1,967 has been paid to date.  As at February 29, 2016, an amount of $451 is included in ''Trade and other payables'' in relation to these projects.
During the year, the Corporation entered into a contract to purchase research and development equipment for $2,271 to be used in the clinical and future commercial supply of CaPre.®
Related Party Transactions
The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:
	February 29,	February 28,	February 28,
	2016	2015	2014
Administrative costs	485	226	128
Research and development costs	347	188	24
Royalties[1]	-	-	228
	832	414	380
(1)  Refer to Issuance of shares on license prepayment agreement section above.

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.  These charges do not represent all charges incurred by Neptune that may have benefited the Corporation as Acasti benefits from certain cost synergies through shared services with Neptune. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.
Payable to parent corporation amounts to $15 as at February 29, 2016 and has no specified maturity date for payment or reimbursement and does not bear interest.
The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 1% of the voting shares of the Corporation.  See note 5 (e) to the financial statements for disclosures of key management personnel compensation.
Use of estimates and measurement of uncertainty
The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management's best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the identification of triggering events indicating that intangible assets might be impaired and the use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. The financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the measurement derivative warrant liabilities (note 21 to the financial statements), of stock-based compensation (note 15 to the financial statements) and the determination of the recoverable amount of the Corporation's cash generating unit ("CGU") (note 3(e) (ii) to the financial statements).  Also, the management uses judgment to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.
Critical Accounting Policies
Impairment of non-financial assets
The carrying value of the Corporation's license asset is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the CGU's recoverable amount is estimated.  The identification of impairment indicators and the estimation of recoverable amounts require the use of judgment.
Derivative warrant liabilities
The warrants forming part of the Units issued from the 2014 public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation's functional currency.  The derivative warrant liabilities are required to be measure at fair value at each reporting date with changes in fair value recognized in earnings.  The Corporation's uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility.  Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.
Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 15 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model.  The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument.  Expected volatility is estimated based on weighted average historic volatility. The expected life of the instrument is estimated based on historical experience and general holder behavior.  Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award's vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the Corporation obtains the goods or the counterparty renders the service.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation with the offset to contributed surplus reflecting Neptune's contribution to the Corporation. Stock-based compensation recognized under these plans amounted to $10,349 for the year ended February 29, 2016 compared to $561,347 and $2,194,684 for the years ended February 28, 2015 and 2014, respectively.
Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.
Future Accounting change
New standard and interpretation not yet adopted:
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
Financial Instruments
Credit Risk
Credit Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations.  The Corporation has credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation's credit exposure at the reporting date.
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
All of the Corporation's revenues are in US dollars. A portion of the expenses, mainly related to research contracts, is made in US dollars. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.
Furthermore, a significant portion of the Corporation's cash and short-term investments are denominated in US dollars, further exposing the Corporation to fluctuations in the value of the US dollar in relation to the Canadian dollar presented in Note 19 of the financial statements.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.
The Corporation's exposure to interest rate risk as at February 29, 2016 and February 28, 2015 is as follows:

Cash Short-term fixed interest rate	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

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
Liquidity risk
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 21 to the financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews material transactions outside the normal course of business.
The Corporation's contractual obligations related to financial instruments and other obligations and liquidity resources are presented in the liquidity and capital resources of this MD&A.
The Corporation has a significant financial instrument measured at fair value, the derivative warrant liabilities. Significant assumptions in determining this fair value is disclosed in Note 21 of the financial statements. The carrying value of all other financial assets and liabilities of the Corporation approximate their fair value given the short-term nature of these investments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.
Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
The following table sets out the name and the province and country of residence of each of the persons proposed for election as Directors at its next Annual General Meeting, and all other positions and offices with the Corporation held by such person, his or her principal occupation, the year in which the person became a director of the Corporation, and the number of Common Shares of the Corporation that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below. The Corporation is currently searching for an additional independent director nominee which it intends to include on the slate of directors being nominated for election at its next Annual General Meeting.
Name, province or state, as the case may be, and country of residence of each director and proposed director	Principal Occupation	First year as director	Number of Common Shares beneficially owned or controlled or directed by each proposed director
Roderick N. Carter California, United States Executive Chairman of the Board	Principal, Aquila Life Sciences LLC	2015	-
Janelle D'Alvise California, United States	President and CEO of the Corporation	2016	-
James S. Hamilton Québec, Canada	President and CEO of Neptune Technologies & Bioressources Inc.	2015	-
Leendert H. Staal Maryland, United States	Independent consultant and owner of Staal Consulting LLC.	2016	-

The following is a brief biography of the directors:
Dr. Roderick N. Carter
Dr. Carter has a strong history of contributions to healthcare through clinical, research, business and people leadership. He has significant experience developing and commercializing nutraceutical and pharmaceutical products and has successfully led clinical research and business development strategies for cardiovascular and inflammation related diseases. Dr. Carter is currently Principal at Aquila Life Sciences LLC, a consulting firm he founded in April 2008 focusing on pharmaceutical development and commercialization. Prior to this he was Vice President of Clinical Development at Reliant Pharmaceuticals, which developed the omega-3 cardiovascular drug Lovaza, and today is a wholly owned subsidiary of GlaxoSmithKline. He also served as Executive Director at Merck and Co., USA, President and Chief Executive Officer of WellGen and Senior Medical Director at Pfizer Inc., USA. Dr. Carter received his Medical Degree from the University of Witwatersrand, Johannesburg, along with a Master of Science degree in Sports Medicine from Trinity College, Dublin.

Jannelle D'Alvise
Ms. D'Alvise has extensive experience in diagnostics, medical devices, pharmaceuticals and drug discovery research tools. Until recently, Ms. D'Alvise was the President and Chairman of Pediatric Bioscience. Before that, she was the CEO of Gish Biomedical, a cardiopulmonary medical device company. Prior to Gish, Ms. D'Alvise was the CEO of the Sidney Kimmel Cancer Center (SKCC), a drug discovery research institute.  From 1995, she was also the Co-Founder and Executive VP/COO of Metrika Inc., and in 1999 was the Co- Founder/President/CEO/ Chairman of NuGEN, Inc. Ms. D'Alvise built both  companies  from technology concept through to successful regulatory approvals, product introduction and sustainable revenue growth. Prior to 1995, Ms. D'Alvise was a VP of Drug Development at Syntex/Roche and Business Unit Director of their Pain and Inflammation business, and also VP of Commercial Operations at SYVA, (Syntex's clinical diagnostics division), and began her career with Diagnostic Products Corporation (DPC). Ms. D'Alvise has a B.S. in Biochemistry from Michigan Technological University. She has completed post- graduate work at the University of Michigan, Stanford University, and the Wharton Business Schools. Jan has served on the board of numerous private companies and non-profits, and is an Entrepreneur-in-Residence for the von Liebig Institute for Entrepreneurship at the University of California, San Diego.
James S. Hamilton
Mr. Hamilton is currently President and Chief Executive Officer of Neptune Technologies & Bioressources Inc., Acasti's parent company. Prior to joining Neptune, from 2006 to 2015, Mr. Hamilton served as Vice President Human Nutrition and Health, North America, and President of DSM Nutritional Products USA, Inc., based in Parsippany, New Jersey. He was serving on the global management team of DSM Nutritional Products' Human Nutrition & Health business, an organization with over $2 billion in global sales and operations in more than 40 countries. DSM Nutritional Products is an important division of the life sciences and material sciences corporation, DSM N.V. of the Netherlands. Mr. Hamilton's industry knowledge has made him a valuable contributor to several trade associations and he a director and is the immediate past chairman of the board of directors of the Council for Responsible Nutrition, the dietary supplement industry's leading trade association. Mr. Hamilton is a graduate of Concordia University in Montreal, Canada and has attended a number of business education and leadership programs at the London Business School and INSEAD.
Leendert H. Staal
Dr. Staal is a seasoned and accomplished senior executive with a strong track record of value creation. Dr. Staal has held numerous senior level positions within the DSM group, most recently as President and Chief Executive Officer of DSM Nutritional Products from January 2008 to March 2013 and previously as President and Chief Executive Officer of DSM Pharmaceuticals. Dr. Staal also held the position of Group Vice President of Quest International and was Chairman of Unipath (a wholly owned subsidiary of Unilever). He is currently an independent consultant and owner of Staal Consulting LLC, focusing on Mergers & Acquisitions and business strategy. Recently, he has been providing consulting services in connection with Neptune's Sherbrooke plant, where he is part of a team enhancing and optimizing plant output. Dr. Staal has a Ph.D. in Chemistry from the University of Amsterdam.

Name, Province and Country of Residence	Principal Occupation	Position Within the Corporation
Pierre Lemieux Québec, Canada	Chief Operating Officer of Acasti	Chief Operating Officer

Following are brief biographies of our senior managers:
Dr. Pierre Lemieux  – Chief Operating Officer
Dr. Pierre Lemieux has been the Chief Operating Officer of the Corporation since April 12, 2010. He holds a post-doctoral degree in Oncology from the Health Science Center, University of Texas (San Antonio), USA, and a PhD in biochemistry from Laval University, Canada, jointly with University of Nottingham, England. Prior to joining the Corporation, Dr. Lemieux was the President, Chief Executive Officer and the chairman of the board as well as being the founder of Technologie Biolactis Inc., a late-stage biotechnology company specialized in the valorization of proteins to better serve the nutraceutical, cosmetic and pharmaceutical industries. Dr. Lemieux cumulates 20 years of experience in pharmaceutical development and has occupied a variety of high management positions in the pharmaceutical industry.
Mr. Laurent Harvey B.Pharm.,M.Sc. – Vice President, Clinical and Non-Clinical Affairs

Laurent has more than 25 years' experience in the biopharmaceutical industry, primarily in drug development and clinical research. Before joining Acasti Pharma, he occupied different management positions at Bristol-Myers Squibb, Æterna-Zentaris, Innodia, Bellus Health and KLOX Technologies. During his career, he participated in many national and international clinical programs in various therapeutic fields such as cardiovascular, endocrinology, oncology and neurology. Laurent holds a Bachelor's degree in pharmacy and M.Sc in hospital pharmacy, both from Université de Montréal.
B.	Compensation
Summary of the Corporation's Compensation Programs
The key components of our compensation programs are highlighted in the table below:

	What are the key features?	Primary objective	What does the compensation element reward?	How is the annual value or target determined?
ANNUAL BASE SALARY	Fixed compensation • Payable in cash • Revised annually and adjusted, as necessary	Provides a market competitive fixed rate of pay	Rewards skills, knowledge, responsibilities and experience	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
SHORT-TERM INCENTIVE PLAN (STIP)	Variable compensation • Payable in cash following the end of each fiscal year	Encourages performance against our annual corporate and individual objectives	Rewards the achievement of our annual objectives	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
LONG-TERM INCENTIVE PLAN (LTIP)
Variable compensation
• In forms of stock options, which vest over three years at a rate of 1/3 per year and expire after five to seven years
• Generally granted annually at the beginning of each financial year
• Equity incentive grants
		Aligns interests of executives and shareholders	Rewards the creation of shareholder value	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
EMPLOYEE BENEFITS AND PERQUISITES	Fixed compensation Group Benefits • Life, medical, dental and disability insurance Perquisites • RRSP Matching Program	Group Benefits • Provides employees and their families with assistance and security Perquisites • Complements executives' total compensation	---	Competitive overall with programs offered in comparable organizations
PENSION	The Corporation does not have any pension plan available for its executives or Directors	---	---	----

The Corporation's executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives' interests with those of the Corporation by providing a compensation which is competitive with the compensation received by executives employed by comparable companies and ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.
The GHR Committee has authority to retain the services of independent compensation consultants to advise its members on executive compensation and related matters, and to determine the fees and the terms and conditions of the engagement of such consultants. During the financial year ended February 28, 2015, the GHR Committee retained the services of Hexarem Inc. ("Hexarem") to review the Corporation's executive compensation programs, including base salary, short-term and long-term incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of peer groups of similar and larger size, as measured by market capitalization, biotechnology and pharmaceutical companies listed or headquartered in North America.
All of the services provided by Hexarem were provided to the GHR Committee. The GHR Committee has assessed the independence of Hexarem and concluded that its engagement of Hexarem does not raise any conflict of interest with the Corporation or any of the Directors or executive officers.
Use of Fixed and Variable Pay Components
Compensation of NEOs is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the compensation for Fiscal 2016, the following components were examined:
(i)	base salary;
(ii)	short term incentive plan, consisting of a cash bonus;
(iii)	long term incentive plan, consisting of stock options and equity incentive grants based on performance and/or time vesting conditions; and
(iv)	other elements of compensation, consisting of group benefits and perquisites.
Base Salary
Actual base salary paid to executives is set within a salary structure consistent with the Corporation's pay equity policy with a mid-point aligned with the 50th percentile value of the job within the comparator group. The actual paid salary is set in recognition of the individual's skills, experience and contribution.
Short Term Incentive Plan ("STIP")
STIP targets are aligned with the 50th percentile of our reference market and set as a percentage of the executive's base salary. Mr. Pierre Lemieux, COO of Acasti, is eligible for up to a 25% bonus of his annual base salary, and Mr. Laurent Harvey, Vice President, Clinical and Non-Clinical Affairs is eligible for up to a 20% bonus. Mr. Mario Paradis, CFO, did not receive any compensation from the Corporation in his capacity as CFO other than the compensation he receives from Neptune, Acasti's parent company, in his capacity of CFO of Neptune. Please refer to the June 2016 proxy circular of Neptune, for more information on his compensation as CFO of Neptune, a copy of which is available on SEDAR at www.sedar.com.
The STIP is revised by the GHR Committee and its independent advisor every 2 to 3 years as market conditions evolve. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the global financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, generally based on actual versus budgeted results.
These performance goals will take into account (1) the achievement of R&D milestones within timelines and budget and (2) individual objectives determined annually by the Board according to short-term priorities. The detail of these goals is not disclosed herein as the disclosure of the specific goals could be detrimental to the Corporation and its shareholders by providing competitors with proprietary and extremely sensitive information.
Long Term incentive Plan ("LITP")
LTIP targets are aligned with the 50th percentile of our reference market and set as a percentage of the executive base salary. LTIP targets are revised by the GHR Committee and its independent advisor every 2 to 3 years as market conditions evolve. The grant of stock options by the Corporation to executives and management aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Corporation's executives as well as aligning the interests of the Corporation's executives with that of its Shareholders.
The GHR Committee is responsible for overseeing and managing the Corporation's stock option plan (the "Stock Option Plan"). Grants of stock options to executives and management are approved by the Board of Directors. Generally, new stock option grants do not take into account previous grants of stock options when considering new awards.  The terms of the Stock Option Plan are described below under the heading "Stock Option Plan ". The GHR Committee may also determine, in its sole discretion and taking into consideration a wide variety of qualitative and quantitative factors, ad hoc numbers of stock options to be granted to participants in order to address extraordinary situation affecting the Corporation's overall activities.
The CEO is also provided with a pool of Stock Options for ad hoc grants to a limited number of other contributors. The CEO has the discretion, with the concomitant support of the GHR Committee to allocate none or all the pool at his/her discretion to:

•	reward top performers;
•	new hires;
•	retain high-potential contributors; and
•	address special needs.
Each ad hoc grant must be ratified and approved by the Board of Directors in order to give full effect to the issuance of such securities under the Stock Option Plan.
An Equity Incentive Plan was adopted by the Board of Directors in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Equity Incentive Plan was approved initially by the Shareholders at the 2013 Shareholders' meeting held on June 27, 2013. See section "Compensation Discussion & Analysis – Equity Incentive Plan" below.
The Directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Director or officer.
Stock Option Plan
The following is a summary of important provisions of the Stock Option Plan. It is not a comprehensive discussion of all of the terms and conditions of the Stock Option Plan. Readers are advised to review the full text of the Stock Option Plan to fully understand all terms and conditions of the Stock Option Plan. A copy of the Stock Option Plan can be obtained by contacting Acasti's Corporate Secretary.
The Corporation's Stock Option Plan was adopted by the Board of Directors on October 8, 2008 and was amended from time to time, including most recently on May 25, 2016.
The grant of options is part of the long-term incentive component of executive and Director compensation and an essential part of compensation. Qualified Directors, employees and consultants of the Corporation and its subsidiaries may participate in the Stock Option Plan, which is designed to encourage optionnees to link their interests with those of Shareholders, in order to promote an increase in Shareholder value. Awards and the determination of any exercise price are made by the Board of Directors, after recommendation by the GHR Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant's position and his or her influence over appreciation in Shareholder value. Any award grants a participant the right to purchase a certain number of Common Shares during a specified term in the future, after a vesting period and/or specific performance conditions, at an exercise price equal to at least 100% of the Market Price (as defined below) of our Common Shares on the grant date. The "Market Price" of Common Shares as of a particular date shall generally mean the closing price per Common Share on the TSXV or any other exchange on which the Common Shares are listed from time to time, for the last preceding date on which there was a sale of such Common Shares on such exchange (subject to certain exceptions set forth in the Stock Option Plan in the event that the Company is no longer traded on any stock exchange). Previous awards may sometimes be taken into account when new awards are considered.
On May 25, 2016, the Board of Directors approved an amendment to the Stock Option Plan pursuant to which all of an option holder's options will immediately vest on the date of a Change of Control event (as such term is defined in the Stock Option Plan), subject to the terms of any employment agreement or other contractual arrangement between the option holder and the Corporation. On the same date the Board of Directors also approved amendment to extend to 12 months the period during which an option holder can exercise its vested options, in the case of death, disability or retirement. Shareholder approval was not required for the May 25, 2016 amendments as the Stock Option Plan contains specific amendment provisions pursuant to which such amendments may be made to the Stock Option Plan upon approval of the Board, without Shareholder approval.
Options for Common Shares of the Corporation representing, from time to time, up to 10% of the outstanding issued Common Shares of the Corporation then outstanding may be granted by the Board pursuant to the Stock Option Plan. As at the Record Date, there were 1,071,203 Common Shares reserved for issuance pursuant to the Stock Options Plan, representing 10% of the Common Shares of the Corporation issued and outstanding at that date. As of the Record Date, there are 886,151 options outstanding under the Corporation's Stock Option Plan.

Not more than 5% of Common Shares issued by the Corporation pursuant to the Stock Option Plan may be granted to any single optionee during a 12 month period (not more than 2% if such optionee is a consultant or an employee providing investor relations services). In addition, the Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of Common Shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of Common Shares of the Corporation issued and outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of Common Shares of the Corporation issued and outstanding.
Options granted under the Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting on no less than a quarterly basis. They are exercisable, subject to vesting and/or performance conditions, at a price equal to the closing price of the Common Shares on the TSXV on the day prior to the grant of such options. In addition, and unless otherwise provided for in the agreement between the Corporation and the holder, options will also lapse upon termination of employment or the end of the business relationship with the Corporation except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment.
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
Equity Incentive Plan
The following is a summary of important provisions of the Equity Incentive Plan. It is not a comprehensive discussion of all of the terms and conditions of the Equity Incentive Plan. Readers are advised to review the full text of the Equity Incentive Plan to fully understand all terms and conditions of the Equity Incentive Plan. A copy of the Equity Incentive Plan can be obtained by contacting Acasti's Corporate Secretary.
On May 22, 2013, the Equity Incentive Plan was adopted by the Board in order to, amongst other things, provide Acasti with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of Acasti. The adoption of the Equity Incentive Plan was initially approved by the Shareholders at its 2013 Shareholders' meeting held on June 27, 2013.
Eligible Persons may participate in the Equity Incentive Plan. "Eligible Persons" under the Equity Incentive Plan consist of any director, officer, employee or consultant (as defined in the Equity Incentive Plan) of Acasti or of a subsidiary. A participant ("Participant") is an Eligible Person to whom an award has been granted under the Equity Incentive Plan. The Equity Incentive Plan provides Acasti with the option to grant to Eligible Persons Bonus Shares, Restricted Shares, Restricted Share Units, Performance Share Units, Deferred Share Units and other Share-Based Awards.
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
If, and for so long as the Common Shares are listed on the TSX, the number of Common Shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12 month period, pursuant to the Equity Incentive Plan, or when combined with all of Acasti's other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares on a non-diluted basis.
The Board has the right to determine that any unvested or unearned Restricted Share Units, Deferred Share Units, Performance Share Units or other Share-Based Awards or Restricted Shares subject to a Restricted Period outstanding immediately prior to the occurrence of a change in control shall become fully vested or earned or free of restriction upon the occurrence of such change in control. The Board may also determine that any vested or earned Restricted Share Units, Deferred Share Units, Performance Share Units or other Share-Based Awards shall be cashed out at the market price as of the date such change in control is deemed to have occurred, or as of such other date as the Board may determine prior to the change in control. Further, the Board shall have the right to provide for the conversion or exchange of any Restricted Share Unit, Deferred Share Unit, Performance Share Unit or other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the change in control.

The Equity Incentive Plan is administered by the Board and the Board has sole and complete authority, in its discretion, to determine the type of awards under the Equity Incentive Plan relating to the issuance of Common Shares (including any combination of Bonus Shares, Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or other Share-Based Awards) in such amounts, to such persons and under such terms and conditions as the Board may determine, in accordance with the provisions of the Equity Incentive Plan and the recommendations made by the GHR Committee.
Other Forms of Compensation
RRSP Matching Program
Effective June 1, 2016, the Corporation sponsors a voluntary RRSP matching program (the "RRSP Matching Program" which is open to all eligible employees, including NEOs. The RRSP Matching Program matches employees' contributions up to a maximum of $1,000 per fiscal year for eligible employees who participate in the program.
Other than matching contributions under the RRSP Matching Program (which amounts are disclosed in the column entitled "All Other Compensation" in the summary compensation table below, the Corporation does not provide pension or retirement benefits to its executive or Directors.
Other Benefits and Perquisites
The Corporation's executive employee benefit program also includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations. The Corporation does not have any pension plan available for its employees, executives or Directors.
COMPENSATION TO NAMED EXECUTIVE OFFICERS
Compensation paid by the Corporation to Named Executive Officers
The following compensation table sets forth the compensation information for the named executive officers (NEOs) for services rendered during the financial year ended February 29, 2016. Mr. Mario Paradis, CFO, did not receive any compensation from the Corporation in his capacity as CFO other than the compensation he receives from Neptune, Acasti's parent company, in his capacity of CFO of Neptune.

Name and Principal Position	Year ended February 28/29	Salary ($)	Share-Based Awards(1)(2) ($)	Option-based/Warrant-based awards (1) (2) ($)	Annual incentive plans ($)	All other compensation ($)(3)(4)	Total compensation ($)
Pierre Lemieux COO	2016 2015 2014	239,565 186,115 170,308	- - 207,000	33,320 22,163 102,505	42,000 12,000 -	- 16,000 -	314,885 236,278 479,813
Laurent Harvey Vice President, Clinical and Non-Clinical Affairs	2016	159,808	-	17,153	16,000	-	192,961
	2015	107,977	-	7,388	8,000	-	123,365
	2014	33,600	-	13,734	-	-	47,334
André Godin(5) Former Interim President, CEO and CFO	2016 2015 2014	14,798 63,538 23,442	- - 54,790	- 14,775 12,255	- 20,000 -	132,653 19,419 -	147,451 117,732 90,487
(1)	The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation's control.

(2)
For the period ended on February 29, 2016, the fair market value of the June 1, 2015 option-based awards of the Corporation is based on a fair value of $1.97 per option granted to the NEOs of the Corporation. No additional grants were awarded to the NEOs during the 2015-2016 financial year.

For the period ended on February 28, 2015, the fair market value of the October 20, 2014 option-based award granted to Mr. André Godin and Mr. Pierre Lemieux is based on a fair value of $3.00 per option.

For the period ended on February 28, 2014, the fair market value of the June 27, 2013 Acasti share-based awards is based on a fair value of $28.90 per restricted share unit ("RSU") granted to Mr. Pierre Lemieux and Mr. André Godin.

For the period ended on February 28, 2014, the fair market value of the June 21, 2013 Acasti call-option based awards granted by Neptune is based on a fair value of $11.40 per Acasti call-option granted to Mr. Pierre Lemieux, and $1.22 per Acasti call‑option granted to Mr. André Godin.

For the period ended on February 28, 2014, the fair market value of the October 1, 2013 option-based awards granted to Mr. Laurent Harvey is based on a fair value of $9.16 per option.

(3)	The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary during the financial year ended February 29, 2016.

(4)	These amounts include severance payments, vacation time accumulated and paid during the financial year ended February 29, 2016.

(5)	Mr. André Godin became Interim President and CEO of the Corporation on May 23, 2014 and CFO of the Corporation on June 16, 2014. Mr. Godin's functions with the Corporation were terminated on April 29, 2015.

Outstanding Share-Based and Option-Based Awards
The following tables provide information on the number and value of the outstanding option-based awards held by the NEOs as of the date of this Annual Report. There are no share-based awards outstanding as of the date of this Annual Report.
Option-Based Awards
Name / Grant Date	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options(2) ($)
Pierre Lemieux
June 1, 2015	16,900	4.50	June 1, 2022	-
October 20, 2014	7,500	6.50	October 19, 2019	-
April 11, 2012	15,000	21.00	April 11, 2017	-
June 16, 2011	20,000	14.00	June 16, 2016	-
Laurent Harvey
June 1, 2015	8,700	4.50	June 1, 2022	-
October 20, 2014	2,500	6.50	October 19, 2019	-
André Godin(3)
October 20, 2014	5,000	6.50	April 29, 2017	-
April 11, 2012	10,000	21.00	April 11, 2017	-
June 16, 2011	15,000	14.00	June 16, 2016	-
October 8, 2008	10,000	2.50	April 29, 2017	-

(1)	Acasti option-based awards were consolidated following the Reverse-Split. The exercise price was increased proportionally to reflect the consolidation.
(2)	Calculation is based on a trading price of $2.02 for the Common Shares on the TSXV, as at closing on February 29, 2016.
(3)
Mr. André Godin became Interim President and CEO of the Corporation on May 23, 2014 and CFO of the Corporation on June 16, 2014. Mr. Godin's functions with the Corporation were terminated on April 29, 2015.

Share-based and Option-based Awards of the Corporation – value vested during the financial year ended on February 29, 2016
The following table sets out the value of share-based awards and the value of option-based and warrant-based awards of the Corporation held by the NEOs of the Corporation that vested during the financial year ended on February 29, 2016:
Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 29, 2016 ($)	Option-based Awards of the Corporation – value vested during the financial year ended on February 29, 2016 ($)
Pierre Lemieux	4,500	-
André Godin	4,500	-
None of the stock options held by NEOs of the Corporation that vested during the financial year ended on February 29, 2016 were in-the-money at their respective vesting date.
COMPENSATION OF DIRECTORS
The Directors' compensation consists of an annual fixed compensation in the amount of $30,000 and fees per meeting in the amount of $2,500 per meeting attended in person and $750 per meeting attended by teleconference. In addition, the chairman of the Board and each chairperson of the Audit and the Governance and Human Resources Committees receive an additional compensation of $50,000 (reduced to $30,000 for the current fiscal year) and $3,000, respectively, for their additional work during the financial year ended February 29, 2016.
Compensation Paid to Directors
The total compensation paid to the non-executive Directors by the Corporation and its subsidiaries during the financial year ended on February 29, 2016 is set out in the following table:
Name	Financial Year Ended February 29	Fees earned ($)	Option-based awards(1)(2) ($)	All other compensation(3) ($)	Total ($)
Jerald J. Wenker(4)	2016	62,167	23,111	-	85,278
Roderick N. Carter	2016	28,500	23,111	-	51,611
James S. Hamilton	2016	-	-	-	-
Adrian T. Montgomery(4)	2016	28,750	23,111	-	51,861
Reed V. Tuckson(4)	2016	25,750	23,111	-	48,861
Harlan W. Waksal(4)	2016	21,500	23,111	-	44,611

(1)	The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of the awards is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation's control.
(2)	For the period ended on February 29, 2016, (i) the fair market value of the August 19, 2015 option-based awards of the Corporation is based on a fair value of $2.31 per option granted to Mr. Wenker, Dr. Carter, Mr. Montgomery, Dr. Tuckson and Dr. Waksal. No additional grants were awarded to the Directors during the 2015-2016 financial year.
(3)	The value of the perquisites and other personal benefits received by these Directors did not total an aggregate value of $50,000 or more, and does not represent more than 10% of the compensation paid during financial year ended February 29, 2016. The Directors do not receive pension benefits or other non-equity based annual compensation.
(4)	On February 29, 2016, Messrs. Wenker, Montgomery, Tuckson and Waksal resigned as Directors of the Corporation.
Outstanding Share-Based and Option-Based Awards for Directors
The following tables provides information on the number and value of the outstanding share-based and option-based awards held by non-executive Directors of the Corporation as of the date of this Annual Report. There were no share-based awards outstanding as of the date of this Annual Report.
Option-Based Awards
Name / Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(2)
Jerald J. Wenker(5)
June 26, 2014	2,813	12.00	February 28, 2017	-
December 19, 2013	3,750	21.00	December 19, 2016	-
Roderick N. Carter
August 19, 2015	10,000	4.80	August 19, 2022	-
Adrian T. Montgomery(4)
June 26, 2014	5,625	12.00	February 28, 2017	-
Reed V. Tuckson(4)
December 19, 2013	7,500	21.00	December 19, 2016	-
Harlan W. Waksal(4)
April 11, 2012	20,000(3)	21.00	February 28, 2017	-
June 16, 2011	20,000(3)	14.00	June 16, 2016	-
(1)	Acasti option-based awards were consolidated following the consolidation of Acasti's issued and outstanding Common Shares in a proportion of ten (10) pre-consolidation shares for (1) post-consolidation shares dated October 15, 2015. The exercise price was increased proportionally to reflect the consolidation.
(2)	Calculation is based on a trading price of $2.02 for the Common Shares on the TSXV, as at closing on February 29, 2016.
(3)	Awards received for his role as former Vice-President, Business and Scientific Affairs.
(4)	On February 29, 2016, Mr. Wenker, Mr. Montgomery, Dr. Tuckson and Dr. Waksal resigned as directors of the Corporation.

Share-based and Option-based Awards of the Corporation – value vested during the financial year ended on February 29, 2016
The following table sets out the value of share-based and option-awards of the Corporation held by non-executive Directors of the Corporation that vested during the financial year ended on February 29, 2016:
Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 29, 2016 ($)	Option-based Awards of the Corporation – value vested during the financial year ended on February 29, 2016 ($)
Harlan W. Waksal	13,500	-
None of the stock options of the Corporation held by non-executive Directors that vested during the financial year ended on February 29, 2016 were in-the-money at their respective vesting date.
C.	Board Practices
Board of Directors
Director Independence
The Board of Directors believes that, in order to maximize effectiveness, the Board of Directors must be able to operate independently. A majority of Directors must satisfy the applicable tests of independence, such that the Board of Directors complies with all independence requirements under applicable corporate and securities laws and stock exchange requirements applicable to the Corporation. No Director will be independent unless the Board of Directors has affirmatively determined that the Director has no material relationship with the Corporation or any of its affiliates, either directly or indirectly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation or its Affiliates. Such determinations will be made on an annual basis and, if a Director joins the Board of Directors between annual meetings, at such time.
Independent Directors.
The Board of Directors considers that Mr. Fitzgibbon and Dr. Carter are "independent" within the meaning of NI 52-110 and NASDAQ Stock Market rules.
Directors who are not independent.
The Board of Directors considers that Mr. James S. Hamilton is not "independent" within the meaning of NI 52-110 and NASDAQ rules given that he is President and CEO of Neptune as well as a member of the board of directors of Neptune.
Majority of Directors will be independent.
As of the date of this Annual Report, the Board of Directors considers that currently two out of three members of the Board of Directors are independent within the meaning of NI 52-110 and NASDAQ Stock Market rules, as it applies to the Board of Directors. Upon the election of the proposed directors listed in this Annual Report, two out of four members of the Board for the ensuing year will be independent within the meaning of NI 52-110 and NASDAQ Stock Market rules, as it applies to the Board of Directors.  However, the Corporation is currently searching for an additional independent director nominee which it intends to include on the slate of directors being nominated for election at the next Annual General Meeting.
Independent Directors hold regularly scheduled closed meetings.
During the last completed financial year ended February 29, 2016, the independent Directors held at least five (5) scheduled meetings at which non-independent. Directors and members of management were not in attendance.
Attendance record of Directors for Board meetings
During the financial year ended February 28, 2016, the Board of Directors held 8 meetings. Attendance of Directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance in Person	Telephone Meeting Attendance	Total Attendance
Jerald J. Wenker	4/5	1/5	5/5
Roderick N. Carter	2/3	1/3	3/3
James S. Hamilton	2/3	0/3	2/3
Adrian T. Montgomery	1/5	4/5	5/5
Reed V. Tuckson	0/5	5/5	5/5
CHAIRMAN OF THE BOARD
Mr. Jerald J. Wenker, an independent director, acted as Chairman of the Board until February 29, 2016. His duties and responsibilities consisted in the oversight of the quality and integrity of the Board of Directors' practices. Starting March 1, 2016, Dr. Roderick N. Carter acted as Executive Chairman of the Board until the appointment of the Corporation's President and CEO, effective June 1, 2016. As of the date of this Annual Report, Dr. Carter act as Chairman of the Board His duties and responsibilities consisted in the oversight of the quality and integrity of the Board of Directors' practices.
BOARD MANDATE
How the Board delineates its role and responsibilities
There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.
POSITION DESCRIPTIONS
How the Board delineates the role and responsibilities of the chair and the chair of each Board committee
No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.
How the Board delineates the role and responsibilities of the CEO
The Board of Directors has not developed a written position description for the CEO. The CEO's objectives are discussed and decided during a Board of Directors meeting following the CEO's presentation of the Corporation's annual plan. These objectives include a general mandate to maximize Shareholder value. The Board of Directors approves the CEO's objectives for the Corporation on an annual basis.
ORIENTATION AND CONTINUING EDUCATION
Measures the Board takes to orient new Directors
The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation's business.
Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors
The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.
ETHICAL BUSINESS CONDUCT
Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics (the "Code of Conduct") for its directors, officers and employees on May 31, 2007, as amended from time to time, which can be found on SEDAR at www.sedar.com and on the Corporation's web site on www.acastipharma.com. A copy of the Code of Conduct can also be obtained by contacting the Corporate Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the CEO or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a breach to the Code of Conduct.
The Board of Directors also adopted the following policies: (i) disclosure policy, (ii) insider trading policy, (iii) majority voting policy, (iv) management compensation policy, and (vi) whistleblower policy.
Steps the Board takes to ensure directors exercise independent judgement
Since the adoption of the Code of Conduct and the following policies, the Board of Directors actively monitors compliance with the Code Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.
In addition, under the Civil Code of Québec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Québec) (L.R.Q., c. S-31), a director of the Corporation must immediately disclose to the Board of Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.
NOMINATION OF DIRECTORS
The Board of Directors receives recommendations from the GHR Committee, but retains responsibility for managing its own affairs by, among other things, giving its approval for the composition and size of the Board of Directors, and the selection of candidates nominated for election to the Board of Directors. The GHR Committee shall initially evaluate candidates for nomination for election as directors, having regard to the background, employment and qualifications of possible candidates.
The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board of Directors; the will and ability of the candidates to devote the necessary time to their duties to the Board of Directors and its committees, the will of the candidates to serve on the Board of Directors for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Corporation and its Shareholders. The Corporation researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board of Directors and, depending on the results of said research, organizes meetings with the potential candidates.
In the case of incumbent directors whose terms of office are set to expire, the Corporation will review such directors' overall service to the Corporation during their term of office, including the number of meetings attended, level of participation, quality of performance and any transactions of such directors with the Corporation during their term of office.
The Corporation may use various sources in order to identify the candidates for the Board of Directors, including its own contacts and the references of other directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider director candidates recommended by Shareholders and will evaluate such director candidates in the same manner in which it evaluates candidates recommended by other sources. In making recommendations for director nominees for the annual meeting of Shareholders, the Corporation will consider any written recommendations of director candidates by Shareholders received by the Corporate Secretary of the Corporation not later than 120 days before the anniversary of the previous year's annual meeting of Shareholders. Recommendations must include the candidate's name, contact information and a statement of the candidate's background and qualifications, and must be mailed to the Corporation.
Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the Shareholders, for the annual meeting of the Corporation.
The Board of Directors does not have a nominating committee and has not adopted any formal written director term limit policy.
COMPENSATION
The GHR Committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation's upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of compensation granted to the directors. The GHR Committee may mandate an external firm in order to assist it during the execution of its mandate. The GHR Committee considers time commitment, comparative fees and responsibilities in determining compensation. With respect to the compensation of the Corporation's officers, see "Report on Executive Compensation" above.

The GHR Committee is only composed of independent members within the meaning of NI 52-110 and NASDAQ rules, namely Messrs. Pierre Fitzgibbon and Roderick N. Carter.
OTHER BOARD COMMITTEES
Other than the Audit Committee, the Corporation also has a GHR Committee. The mandate of the GHR Committee consists of the evaluation of the proposed nominations of senior executives and director candidates to the Corporation's Board of Directors, recommending for Board approval, if appropriate, revisions of our corporate governance practices and procedures, developing new charters for any new committees established by the Board of Directors, monitoring relationships and communication between management and the Board of Directors, monitoring emerging best practices in corporate governance and oversight of governance matters and assessing the Board of Directors and its committees. The GHR Committee is also in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the TSXV regarding corporate governance.
ASSESSMENTS
The Board of Directors, its committees and each director of the Corporation are subject to periodic evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by directors at the beginning and during meetings of the Board of Directors and of each of its committees. Among other things, these adjustments deal with the level of preparation of directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to directors and the time allowed to directors for discussion and debate of items on the agenda.
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
Rather than considering the level of representation of women for directorship and executive officer positions when making Board or executive officer appointments, Acasti considers all candidates based on their merit and qualifications relevant to the specific role. While Acasti recognizes the benefits of diversity at all levels within its organization, it does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of candidates for directorship or executive management positions or that would otherwise force the composition of the Corporation's Board of Directors and executive management team. Currently, Acasti does not have any women who are executive officers or directors.
Chairman of the Board
Mr. Jerald Wenker, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors' practices.
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
How the Board delineates the role and responsibilities of the CEO
The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer's objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer's presentation of the Corporation's annual plan. These objectives include a general mandate to maximize Shareholder value. The Board of Directors approves the Chief Executive Officer's objectives for the Corporation on an annual basis
Orientation and Continuing Education
Measures the Board takes to orient new directors
The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation's business.
Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors
The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.
Audit Committee Information
The Audit Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting, including (i) reviewing the Corporation's procedures for internal control with the Corporation's auditor and management performing financial functions; (ii) reviewing and approving the engagement of the auditor; (iii) reviewing annual and quarterly financial statements and all other material continuous disclosure documents, including the Corporation's annual information form and management's discussion and analysis; (iv) assessing the Corporation's financial and accounting personnel; (v) assessing the Corporation's accounting policies; (vi) reviewing the Corporation's risk management procedures; and (vii) reviewing any significant transactions outside the Corporation's ordinary course of business and any pending litigation involving the Corporation.
The Audit Committee has direct communication channels with Acasti's management performing financial functions and the external auditor of Acasti to discuss and review such issues as the Audit Committee may deem appropriate.
Until February 29, 2016, the Audit Committee was comprised of Adrian T. Montgomery, acting as chairperson, Roderick N. Carter and Jerald J. Wenker. Following the resignation of Jerald D. Wenker and Adrian Montgomery from the Board, the Audit Committee no longer had three independent members as required by NI 52 110 and NASDAQ rules. As of March 1, 2016, the Audit Committee is comprised of Mr. Pierre Fitzgibbon, acting as chairperson, and Roderick N. Carter. Each of these individuals is "financially literate" and "independent" within the meaning of NI 52-110 and the Exchange Act. See "Risk Factors – General Risks Related to the Corporation - If we fail to meet the applicable listing requirements, NASDAQ may delist our securities from trading on its exchange in which case the liquidity and market price of our securities could decline."
Compensation Governance
Compensation of executive officers and directors of the Corporation is recommended to the Board of Directors by the Governance and Human Resources Committee (the "GHR Committee"). In its review process, the GHR Committee relies on input from management on the assessment of executives and Corporation performance.

During Fiscal 2016, the GHR Committee was composed of the following members, each of whom is independent: Dr. Reed V. Tuckson, acting as chairperson, Mr. Roderick N. Carter and Mr. Jerald J. Wenker. The GHR Committee establishes management compensation policies and oversees their general implementation. All members of the GHR Committee have direct experience which is relevant to their responsibilities as GHR Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation's sector provides them with the understanding of the Corporation's success factors and risks, which is very important when determining metrics for measuring success.
Risk management is a primary consideration of the GHR Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made unless performance goals are met.
For executives, more than half of target direct compensation (base salary + target STIP (as defined below) + target LTIP (as defined below)) is considered "at risk". This mix results in a strong pay-for-performance relationship and an alignment with Shareholders and is competitive with other firms of comparable size in similar fields. The CEO (or any person acting in that capacity) makes recommendations to the GHR Committee as to the compensation of the Corporation's executive officers, other than himself, for approval by the Board. The GHR Committee makes recommendations to the Board of Directors as to the compensation of the CEO, for approval. The CEO's salary is based on comparable market consideration and the GHR Committee's assessment of his performance, with regard to the Corporation's financial performance and progress in achieving strategic performance.
Qualitative factors beyond the quantitative financial metrics are also a key consideration in determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Corporation's values are key to individual compensation decisions.
D.	Employees
Acasti's management consists of professionals experienced in business development, finance and science. The Acasti research team includes scientists with expertise in pharmaceutical development, chemistry, manufacturing and controls, nonclinical and clinical studies, pharmacology, regulatory affairs, quality assurance/quality control, intellectual property and strategic alliances. As of February 28, 2016, the Corporation had 11 full-time employees all located in Canada. Acasti generally requires all of its employees to enter into an invention assignment, non-disclosure and non-compete agreement. The Corporation relies, in part, on the administrative and other staff of its parent company, Neptune, and also relies on consultants from time to time. The Corporation's employees are not covered by any collective bargaining agreement or represented by a trade union. The Corporation places special emphasis on training for its personnel. We consider our relations with our employees to be good and our operations have never been interrupted as the result of a labor dispute.
E.	Share Ownership
The following table shows the total number of Common Shares beneficially owned by each of our directors and senior management and the percentage of the total issued and outstanding Common Shares that such holdings represent.

Name	Common Shares beneficially owned as of February 29, 2016	Percentage of total issued and outstanding Common Shares as of February 29, 2016(1)
Roderick N. Carter	0	*
Pierre Fitzgibbon	500	*
James S. Hamilton	0	*
Mario Paradis	0	*
Pierre Lemieux	7,000	*
Laurent Harvey	0	*
(1)	Based on 10,712,038 Common Shares outstanding.
*	Less than 1%.
See "Item 6.B – Compensation" above for information regarding the share-based, option-based, call-option-based, and warrant-based awards held by our directors and senior managers.
See "Item 6.B – Compensation" above for a description of our Stock Option Plan and Equity Incentive Plan.

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders
As of May 25, 2016, Neptune owns 5,064,694 Common Shares representing approximately 47.28% of the Common Shares issued and outstanding. The Common Shares are voting, participating and have no par value. Neptune also owns a warrant entitling it to acquire 592,500 Common Shares (in order to obtain 1 common share of Acasti, 10 warrants must be exercised). Neptune does not have different voting rights than other beneficial owners of Common Shares.
To the best of our knowledge, there are no other beneficial owners of 5% or more of any class of our voting securities.
On February 10, 2012, Neptune acquired 750,000 Common Shares through a private placement. As a result, Neptune's equity participation in Acasti increased from approximately 56% to approximately 57%.
On July 12, 2013, Neptune announced that it had acquired 6,750,000 Common Shares upon the exercise of a warrant issued to it by Acasti under the prepayment agreement. The prepayment agreement and the issuance of the 6,750,000 Common Shares to Neptune were approved by the TSX-V and the disinterested shareholders of Acasti (excluding Neptune and non-arm's length parties to Neptune) at the annual meeting of shareholders of Acasti held on June 27, 2013. As a result, Neptune's equity participation in Acasti increased from approximately 57% to approximately 60%.
On December 3, 2013, Neptune acquired 592,500 units (each unit consists of one Common Share and one common share purchase warrant) in our underwritten public unit offering. As a result, Neptune's equity participation in Acasti decreased from approximately 60% to approximately 49.95%.
All Common Shares of the Corporation, including all those held by Neptune, are Common Shares with similar voting rights. Based on the records of the Corporation's registrar and transfer agent as of May 25, 2016, Computershare Trust Company of Canada, there were approximately 25 registered holders (including DTC) of the Corporation's Common Shares resident in the United States (approximately 10% of all registered holders).

B.	Related Party Transactions
Please see the section entitled "Related Party Transactions" in our MD&A included above
C.	Interests of Experts and Counsel
Not applicable.
Item 8.	Financial Statements
A.	Consolidated Statements and Other Financial Information
Financial Statements
See "Item 17 – Financial Statements" for our audited consolidated financial statements.
Legal Proceedings
Due to the fact that a significant portion of the Corporation's intellectual property rights are licensed to it by Neptune, the Corporation relies on Neptune to protect a significant portion of the intellectual property rights that it uses under such license. Neptune is engaged in a number of legal actions related to its intellectual property.
Former CEO
A former CEO of the Corporation is claiming the payment of approximately $8,500,000 to Neptune ans its subsidiaries (including the Corporation) and the issuance of equity instruments. The Corporation's management believes that these claims are not valid and without merit and, as such, no provision has been recognized in the financial statements. As of the date of this Annual Report, no agreement or settlement has been reached with the former CEO and the Corporation continues to defend this claim vigorously.  Neptune and its subsidiaries (including the Corporation) also filed an additional claim to recover certain amounts from the officer.
 Dividend Policy
We do not anticipate paying any cash dividend on the Common Shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of the Corporation's Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

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
(a) For the five most recent full fiscal years:

	TSX-V		NASDAQ Stock Market
Fiscal year ended	High $	Low $	High US$	Low US$
Feb. 29, 2012	21.50	5.10
Feb. 28, 2013	27.60	16.00	39.90	20.00
Feb. 28, 2014	43.20	11.50	42.00	10.90
Feb. 28, 2015	14.90	11.50	13.40	10.90
Feb. 29, 2016	7.60	1.83	6.10	1.30
(b) For each full financial quarter of the two most recent full fiscal years and any subsequent period:

	TSX-V		NASDAQ Stock Market
Period	High $	Low $	High US$	Low US$
1st Quarter ended May 31, 2014	14.90	8.80	13.40	8.00
2nd Quarter ended Aug. 31, 2014	13.00	8.80	12.20	8.10
3rd Quarter ended Nov. 30, 2014	12.00	4.00	11.10	3.50
4th Quarter ended Feb. 28, 2015	7.80	4.60	6.20	4.00
1st Quarter ended May 31, 2015	7.60	4.00	6.10	5.00
2nd Quarter ended Aug. 31, 2015	5.50	3.50	4.20	3.90
3rd Quarter ended Nov. 30, 2015	4.70	2.65	3.80	2.01
4th Quarter ended Feb. 29, 2016	4.40	1.83	3.20	1.30
(c) for the most recent six months:

	TSX-V		NASDAQ Stock Market
Period	High $	Low $	High US$	Low US$
November 2015	3.54	2.87	2.75	2.20
December 2015	4.40	2.16	3.20	1.57
January2016	3.50	2.16	2.55	1.50
February 2016	2.20	1.83	1.61	1.30
March 2016	2.45	1.80	1.88	1.42
April 2016	1.96	1.68	1.52	1.30
May 2016	2.00	1.56	1.67	1.20

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
We were incorporated on February 1, 2002 under Part 1A of the Companies Act (Québec) under the name "9113‑0310 Québec Inc". On August 7, 2008, pursuant to a Certificate of Amendment, we changed our name to "Acasti Pharma Inc.", our share capital, the provisions regarding the restrictions on securities transfers and the borrowing powers of the Corporation. On November 7, 2008, pursuant to a Certificate of Amendment, we further revised our provisions regarding our borrowing powers. We became a reporting issuer in the Province of Québec on November 17, 2008. On February 14, 2011, the Business Corporations Act (Québec) came into effect and replaced the Companies Act (Québec). We are now governed by the Business Corporations Act (Québec) (the "BCA").
1.	Register, Entry Number and Purposes
Our articles of incorporation, as amended, or Articles, and general by-laws, or By-laws, do not define any of the Corporation's objects and purposes. In that respect, the Corporation has no limit on the type of business it can carry out.
2.	Directors' Powers
Our Articles and By-laws do not contain any provision regarding: (a) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested; (b) a director's power in the absence of an independent quorum, to vote compensation to itself or any members of the committees of the Board; (c) borrowing powers exercisable by the directors and how such powers can be varied; (d) retirement or non-retirement of directors under an age limit requirement; and (e) number of shares, if any, required for a director's qualification. However, the BCA provides that a director shall avoid placing himself in a situation where his personal interest would conflict with his obligations as a director of the Corporation. If such is the case, the BCA provides that he must declare to the Corporation any interest he has in an enterprise or other entity that may place him in a situation of conflict of interest.

The quorum at every meeting of the Board has been set to the minimum number of directors required under our Articles. In the absence of a quorum, a director has no power to make any decision regarding, among other things, compensation to himself or to any member of the committees of the Board.
Our By-laws do not contain any requirements with respect to a mandatory retirement age for our directors and the number of shares required for directors' qualifications.
3.	Rights, Preferences and Restrictions Attaching to Each Class of Shares
The Corporation's authorized capital consists of an unlimited number of no par value Common Shares and an unlimited number of no par value Class B, Class C, Class D and Class E preferred shares (collectively the "Preferred Shares"), issuable in one or more series.

As of February 29, 2016, there were (i) a total of 10,712,038 Common Shares issued and outstanding and no Preferred Shares issued and outstanding, (ii) 454,151 options to purchase Common Shares issued and outstanding, at a weighted average exercise price of $13.52 per Common Share,(iii) 18,400,000 warrants (including 592,500 warrants held by Neptune) to purchase Common Shares issued and outstanding (in order to obtain 1 common share of Acasti, 10 warrants must be exercised), at a weighted average exercise price of $1.50 USD per Common Share, and (iv) 161,654 warrants to purchase Common Shares issued and outstanding, at a weighted average exercise price of $16.00 per Common Share
The following is a brief description of the rights, privileges, conditions and restrictions attaching to the Common Shares and Preferred Shares.
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
Dividends
Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the Board of the Corporation from the Corporation's funds that are available for the payment of dividends.
Winding-up and Dissolution
In the event of the Corporation's voluntary or involuntary winding-up or dissolution, or any other distribution of the Corporation's assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Corporation to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Corporation's assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Corporation, with neither preference nor distinction. The order of priority, applicable to all classes of shares of the Corporation with respect to the redemption, liquidation, dissolution or distribution of property (the "Order of priority") is as follows: First, the Class E non-voting shares; Second, the Class D non-voting shares; Third, the Class B multiple voting shares and Class C non-voting shares, pari passu; and Fourth, the Common Shares.
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
Forced Conversion
All of the Corporation's Class C non-voting shares shall automatically be converted in Common Shares upon the request of an unrelated third party investor in the Corporation, investing more than $500,000, or any other amount to be determined by the Board of directors of the Corporation, in the Corporation and requesting as a condition to the investment that the Class C non-voting shares be converted into Common Shares on the basis of one Common Share for each Class C non-voting share converted.

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
All of the Corporation's Class C non-voting shares shall automatically be converted in Common Shares upon the request of an unrelated third party investor in the Corporation, investing more than $500,000, or any other amount to be determined by the Board of directors of the Corporation, in the Corporation and requesting as a condition to the investment that the Class C non-voting shares be converted into Common Shares in all cases, on the basis of a number of Common Shares equal to the number of Class D non-voting shares converted multiplied by the conversion ratio, calculated as follows :

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
5.	Ordinary and Extraordinary Shareholders' Meetings
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

10.	Special Conditions for Changes in Capital
The conditions imposed by the Corporation's Articles of Incorporation are not more stringent than required under the Business Corporations Act (Québec).
A copy of the Corporation's Articles of Incorporation and By-Laws have been incorporated by reference as exhibits to this Registration Statement.
C.	Material Contracts
For the two years preceding the publication of this annual report, we have not entered into any material contracts, other than contracts entered into in the ordinary course of our business.
D.	Exchange Controls
Subject to the following paragraph, there is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our subordinate voting shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our Articles or our other charter documents on the right of a non-resident to hold or vote voting shares, other than as provided by the Investment Canada Act (Canada), or Investment Canada Act, the North American Free trade Agreement Implementation Act (Canada), or North American Free Trade Agreement, and the World Trade Organization Agreement Implementation Act. The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.
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
No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service ("IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
Scope of this Disclosure
Authorities
This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder (whether final, temporary or proposed), published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Treaty"). Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Unless otherwise discussed herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.
U.S. Holders
For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own the Common Shares as part of a straddle, hedging transaction, conversion transaction, integrated transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the Common Shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold the Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders that beneficially own (directly, indirectly or by attribution) 10% or more of our voting securities or otherwise held 10% or more of the total combined voting power of the Corporation; and (j) U.S. expatriates. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of the Common Shares.
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
Subject to the possible application of the passive foreign investment company ("PFIC") rules described below (see more detailed discussion below at "Passive Foreign Investment Company Rules"), a U.S. Holder that receives a distribution, including a constructive distribution or a taxable stock distribution, with respect to the Common Shares generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation (as computed for U.S. federal income tax purposes). To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such excess amount will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in the Common Shares with respect to which the distribution is made (resulting in a corresponding reduction in the tax basis of such Common Shares) and, (b) thereafter, as gain from the sale or exchange of such Common Shares (see more detailed discussion at "Disposition of Common Shares" below). The Corporation does not intend to calculate its current or accumulated earnings and profits for U.S. federal income tax purposes and, therefore, will not be able to provide U.S. Holders with such information. U.S. Holders should therefore assume that any distribution by the Corporation with respect to the Common Shares will constitute a dividend. However, U.S. Holders should consult their own tax advisors regarding whether distributions from the Corporation should be treated as dividends for U.S. federal income tax purposes. Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction" allowed to corporations under the Code with respect to dividends received from U.S. corporations.
A dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) the Corporation is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).
For purposes of the rules described in the preceding paragraph, the Corporation generally will be a "qualified foreign corporation" (a "QFC") if (a) the Corporation is eligible for the benefits of the Canada-U.S. Tax Treaty, or (b) the Common Shares are readily tradable on an established securities market in the U.S., within the meaning provided in the Code. However, even if the Corporation satisfies one or more of such requirements, it will not be treated as a QFC if it is classified as a PFIC (as discussed below) for the taxable year during which the Corporation pays the applicable dividend or for the preceding taxable year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules to them in their particular circumstances. Even if the Corporation satisfies one or more of such requirements, as noted below, there can be no assurance that the Corporation will not become a PFIC in the future. Thus, there can be no assurance that the Corporation will qualify as a QFC.
Disposition of Common Shares
Subject to the possible application of the PFIC rules described below (see more detailed discussion below at "Passive Foreign Investment Company Rules"), a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares (that is treated as a sale or exchange for U.S. federal income tax purposes) equal to the difference, if any, between (a) the U.S. dollar value of the amount realized on the date of such sale or disposition and (b) such U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Common Shares are held for more than one year. Each U.S. Holder should consult its own tax advisor as to the tax treatment of dispositions of Common Shares in exchange for Canadian dollars.
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
Passive Foreign Investment Company Rules
Special, generally unfavorable, rules apply to the ownership and disposition of the stock of a PFIC. For U.S. federal income tax purposes, a non-U.S. corporation is classified as a PFIC for each taxable year in which either:
•	at least 75% of its gross income is "passive" income (referred to as the "income test"); or
•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the "asset test").

Passive income includes the following types of income:
•	dividends, royalties, rents, annuities, interest, and income equivalent to interest; and
•	net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gains from the commodities transactions.
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
Generally, if the Corporation is or has been treated as a PFIC for any taxable year during a U.S. Holder's holding period of Common Shares, any "excess distribution" with respect to the Common Shares would be allocated rateably over the U.S. Holder's holding period. The amounts allocated to the taxable year of the excess distribution and to any year before the Corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in such taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Distributions made in respect of Common Shares during a taxable year will be excess distributions to the extent they exceed 125% of the average of the annual distributions on Common Shares received by the U.S. Holder during the preceding three taxable years or the U.S. Holder's holding period, whichever is shorter.
Generally, if the Corporation is treated as a PFIC for any taxable year during which a U.S. Holder owns Common Shares, any gain on the disposition of the Common Shares would be treated as an excess distribution and would be allocated rateably over the U.S. Holder's holding period and subject to taxation in the same manner as described in the preceding paragraph.
Certain elections may be available (including a "mark-to-market" or "qualified electing fund" election) to U.S. Holders in limited circumstances that may mitigate the adverse consequences resulting from PFIC status, particularly if they are made in the first taxable year during such holder's holding period in which the Corporation is treated as a PFIC. U.S. Holders should be aware that, for each tax year, if any, that the Corporation is a PFIC, the Corporation can provide no assurances that it will make available to U.S. Holders the information such U.S. Holders require to make a "qualified electing fund" election with respect to the Corporation.
If the Corporation were to be treated as a PFIC in any taxable year, a U.S. Holder may be required to file an annual report with the IRS containing such information as the U.S. Treasury Department may require.
Each current or prospective U.S. Holder should consult its own tax advisor regarding the status of the Corporation as a PFIC, the possible effect of the PFIC rules to such holder and information reporting required if the Corporation were a PFIC, as well as the availability of any election that may be available to such holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.
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
Foreign Tax Credit
Subject to certain limitations, a U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign income tax paid. Dividends paid on Common Shares generally will constitute income from sources outside the United States. The foreign tax credit rules (including the limitations with respect thereto) are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules, having regard to such holder's particular circumstances.

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
Backup withholding is not an additional tax. Any amount withheld generally will be creditable against a U.S. Holder's U.S. federal income tax liability or refundable to the extent that it exceeds such liability provided the required information is provided to the IRS in a timely manner.
In addition, certain categories of U.S. Holders must file information returns with respect to their investment in a non-U.S. corporation. For example, certain U.S. Holders must file IRS Form 8938 with respect to certain "specified foreign financial assets" (such as the Common Shares) with an aggregate value in excess of US$50,000 (and, in some circumstances, a higher threshold). Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder's U.S. federal income tax returns. Each U.S. Holder should consult its own tax advisor regarding application of the information reporting and backup withholding rules to it in connection with an investment in the Common Shares.
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
Our SEC filings are available at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330.

In addition, we are required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Requests for such documents should be directed to our Corporate Secretary.
I.	Subsidiary Information
Not applicable.
Item 11.	Quantitative and Qualitative Disclosure about Market Risk
Information relating to quantitative and qualitative disclosures about market risks is detailed in our MD&A in "Item 5 - Operating and Financial Review and Prospects" above, as well as in Note 17 to our audited consolidated financial statements contained in "Item 17 – Financial Statements" below.

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
Disclosure Controls and Procedures
As of the end of the period covered by this annual report, our management, with the participation of the persons acting in the capacity of principal executive officer (CEO) and principal financial officer (CFO), has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15 (e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 29, 2016, our existing disclosure controls and procedures were effective. It should be noted that while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Management's Report on Internal Controls over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 29, 2016. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 29, 2016, our internal control over financial reporting was effective.
Changes in internal control over financial reporting
No changes were made to our internal controls over financial reporting that occurred during the three month period and fiscal year ended February 29, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
We qualify as an "emerging growth company" under Section 3(a)(80) of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act of 2012, or JOBS Act. Under the JOBS Act, emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company's registered public accounting firm provide an attestation report relating to management's assessment of internal control over financial reporting. We qualify as an emerging growth company and therefore have not included in, or incorporated by reference into, this annual report such an attestation report as of the end of the period covered by this annual report.

Item 16.	Reserved
Item 16A.	Audit Committee Financial Expert
Our board of directors has determined that Mr. Pierre Fitzgibbon is the "audit committee financial expert" within the meaning of "Item 16A – Audit Committee Financial Expert" of this Annual Report.
The Commission has indicated that the designation of Mr. Pierre Fitzgibbon as an audit committee financial expert does not make Mr. Pierre Fitzgibbon an "expert" for any purpose, impose any duties, obligations or liability on Mr. Pierre Fitzgibbon that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
Item 16B.	Code of Ethics
The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Corporation's web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees and adopted recently a majority voting policy for the election of its proposed director candidates at the Corporation's annual Shareholder meeting.
Item 16C.	Principal Accountant Fees and Services
Audit Fees
"Audit fees" consist of fees for professional services for the audit of our annual financial statements, interim reviews and limited procedures on interim financial statements, securities filings and consultations on accounting or disclosure issues. For the fiscal year ended February 29, 2016, KPMG LLP, our external auditors, billed $77,250 to the Corporation for audit fees. For the fiscal year ended February 28, 2015, KPMG LLP billed $99,500 to the Corporation for audit fees.
 Audit-Related Fees
"Audit-related fees" consist of fees for professional services that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under "Audit Fees" above. For the fiscal year ended February 29, 2016, KPMG LLP, our external auditors, billed $14,675 to the Corporation. For the fiscal year ended February 28, 2015, KPMG LLP billed $10,475 to the Corporation.
Tax Fees
"Tax fees" consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, our external auditors, billed a total of $26,600 to the Corporation for tax fees for the fiscal year ended February 29, 2016 and a total of $27,400 to the Corporation for tax fees for fiscal year ended February 28, 2015. Tax fees include, but are not limited to, preparation of tax returns.
All Other Fees
The "other fees" include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, our external auditors, billed no fees as to this matter the fiscal years ended February 29, 2016 and February 28, 2015.
Pre-Approval Policies and Procedures
The Audit Committee approves all audit, audit-related services, tax services and other non-audit related services provided by the external auditors in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for non-audit related services pursuant to a de minimus exception prior to the completion of an audit engagement. Non-audit related services satisfy the de minimus exception if the following conditions are met:

(a) that the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation's external auditors during the fiscal year in which the services are provided;
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
None of the services described above under "Principal Accountant Fees and Services" were approved by the Audit Committee pursuant to the de minimus exception.
Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F.	Change in Registrant's Certifying Accountant
None.
Item 16G.	Corporation Governance
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

We do not follow NASDAQ Marketplace Rule 5620(c), but instead follow our home country practice. The NASDAQ minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding shares of common voting stock. Our quorum requirement, as set forth in our by-laws, is that a quorum for a meeting of our holders of Common Shares is the attendance, in person or by proxy, of the shareholders representing 10% of our Common shares. The foregoing is consistent with the laws, customs and practices in Québec, Canada, and the rules and policies of the TSX-V.
Item 16H.	Mining Safety Disclosure
Not applicable.
PART III
Item 17.	Financial Statements
Financial Statements of Acasti Pharma Inc. for the years ended February 29, 2016, 2015 and 2014

Financial Statements of

ACASTI PHARMA INC.

For the years ended February 29, 2016 and February 28, 2015 and 2014

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Acasti Pharma Inc.
We have audited the accompanying financial statements of Acasti Pharma Inc., which comprise the statements of financial position as at February 29, 2016 and February 28, 2015, the statements of earnings and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended February 29, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.
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

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Acasti Pharma Inc. as at February 29, 2016 and February 28, 2015, and its financial performance and its cash flows for each of the years in the three-year period ended February 29, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
May 25, 2016
Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A119178

ACASTI PHARMA INC.
Financial Statements

Years ended February 29, 2016 and February 28, 2015 and 2014

ACASTI PHARMA INC.
Statements of Financial Position

February 29, 2016 and February 28, 2015

	February 29,	February 28,
	2016	2015

Assets

Current assets:
Cash	$3,026,943	$1,310,556
Short-term investments (note 19 (e))	7,443,115	17,071,344
Trade and other receivables (note 4)	337,603	384,886
Receivable from corporation under common control	-	49,658
Tax credits receivable (note 6)	61,210	419,992
Inventories (note 7)	-	87,370
Prepaid expenses	456,539	318,457
	11,325,410	19,642,263

Restricted short-term investment (note 5(b) and 19(e))	2,000,000	-
Equipment (note 8)	287,136	69,937
Intangible assets (note 9)	14,904,776	17,495,905

Total assets	$28,517,322	$37,208,105

Liabilities and Equity

Current liabilities:
Trade and other payables (note 10)	$1,125,977	$1,083,847
Payable to parent corporation (note 5 (e))	14,936	538,531
	1,140,913	1,622,378

Derivative warrant liabilities (notes 11 (e) and 21)	156,377	2,357,408
Total liabilities	1,297,290	3,979,786

Equity:
Share capital (note 11 (a))	61,972,841	61,627,743
Contributed surplus	4,874,727	4,911,381
Deficit	(39,627,536)	(33,310,805)
Total equity	27,220,032	33,228,319

Commitments and contingency (note 20)

Total liabilities and equity	$28,517,322	$37,208,105

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Dr. Roderick Carter	/s/Pierre Fitzgibbon
Roderick Carter	Pierre Fitzgibbon
Executive Chairman of the Board	Director

ACASTI PHARMA INC.
Statements of Earnings and Comprehensive Loss

Years ended February 29, 2016 and February 28, 2015 and 2014

	February 29,	February 28,	February 28,
	2016	2015	2014

Revenue from sales	$37,656	$270,615	$500,875
Cost of sales (note 7)	(81,418)	(235,091)	(291,853)
Gross (loss) profit	(43,762)	35,524	209,022

Research and development expenses,
net of tax credits of $168,795 (2015 - $264,270; 2014 - $269,591)	(7,389,415)	(8,856,941)	(6,059,311)
General and administrative expenses	(2,178,241)	(3,573,044)	(4,949,417)
Loss from operating activities	(9,611,418)	(12,394,461)	(10,799,706)

Finance income (note 14)	1,095,917	1,919,730	813,842
Finance costs (note 14)	(2,261)	(4,060)	(1,118,355)
Change in fair value of warrant liabilities (note 21)	2,201,031	8,824,067	(507,430)
Net finance income (cost)	3,294,687	10,739,737	(811,943)

Net loss and total comprehensive loss for the year	$(6,316,731)	$(1,654,724)	$(11,611,649)

Basic and diluted loss per share (note 16)	$(0.59)	$(0.16)	$(1.38)

Weighted average number of shares outstanding	10,659,936	10,617,704	8,436,893

See accompanying notes to financial statements

ACASTI PHARMA INC.
Statements of Changes in Equity

Years ended February 29, 2016 and February 28, 2015 and 2014

	Share capital				Contributed
	Number		Dollar	Warrants	surplus	Deficit	Total
Balance, February 28, 2015	10,644,440	(1)	$61,627,743	$-	$4,911,381	$(33,310,805)	$33,228,319

Net loss and total comprehensive
loss for the year	-		-	-	-	(6,316,731)	(6,316,731)
	10,644,440		61,627,743	-	4,911,381	(39,627,536)	26,911,588

Transactions with owners,
recorded directly in equity
Contributions by and distributions
to owners
Share-based payment
transactions (note 15)	-		-	-	308,607	-	308,607
Issuance of shares (note 11 (b))	50,000		101,712	-	(102,500)	-	(788)
Share options exercised (note 15)	250		625	-	-	-	625
RSUs released (note 15)	17,348		242,761	-	(242,761)	-	-
Total contributions by and
distributions to owners	67,598		345,098	-	(36,654)	-	308,444

Balance at February 29, 2016	10,712,038		$61,972,841	$-	$4,874,727	$(39,627,536)	$27,220,032

Balance, February 28, 2014	10,586,258	(1)	$61,027,307	$406,687	$3,501,587	$(31,656,081)	$33,279,500

Net loss and total comprehensive
loss for the year	-		-	-	-	(1,654,724)	(1,654,724)
	10,586,258		61,027,307	406,687	3,501,587	(33,310,805)	31,624,776

Transactions with owners,
recorded directly in equity
Contributions by and distributions
to owners
Share-based payment
transactions (note 15)	-		-	-	1,553,543	-	1,553,543
Share options exercised (note 15)	20,000		50,000	-	-	-	50,000
RSUs released (note 15)	38,182		550,436	-	(550,436)	-	-
Expiration of warrants (note 11 (e))	-		-	(406,687)	406,687	-	-
Total contributions by and
distributions to owners	58,182		600,436	(406,687)	1,409,794	-	1,603,543

Balance at February 28, 2015	10,644,440		$61,627,743	$-	$4,911,381	$(33,310,805)	$33,228,319

(1)	Adjusted to give effect to the reverse stock split that occurred on October 15, 2015, as detailed in note 11.

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Statements of Changes in Equity, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

	Share capital				Contributed
	Number		Dollar	Warrants	surplus	Deficit	Total

Balance, February 28, 2013	7,314,538	(1)	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

Net loss and total comprehensive
loss for the year	-		-	-	-	(11,611,649)	(11,611,649)
	7,314,538		28,922,710	406,687	438,711	(31,656,081)	(1,887,973)

Transactions with owners,
recorded directly in equity
Contributions by and distributions
to owners
Public offering (note 11(b))	1,840,000		12,396,535	-	-	-	12,396,535
Private placement (note 11 (c))	161,654		2,067,605	-	-	-	2,067,605
Issuance of shares on
royalty prepayment(note 20)	675,000		15,496,000	-	-	-	15,496,000
Share-based payment
transactions (note 15)	-		-	-	3,441,719	-	3,441,719
Warrants exercised	539,485		1,358,088	-	-	-	1,358,088
Share options exercised (note 15)	29,650		492,289	-	(84,763)	-	407,526
RSUs released (note 15)	25,931		294,080	-	(294,080)	-	-
Total contributions by and
distributions to owners	3,271,720		32,104,597	-	3,062,876	-	35,167,473

Balance at February 28, 2014	10,586,258		$61,027,307	$406,687	$3,501,587	$(31,656,081)	33,279,500

(1)	Adjusted to give effect to the reverse stock split that occurred on October 15, 2015, as detailed in note 11.

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Statements of Cash Flows

Years ended February 29, 2016 and February 28, 2015 and 2014

	February 29,	February 28,	February 28,
	2016	2015	2014

Cash flows used in operating activities:
Net loss for the year	(6,316,731)	(1,654,724)	(11,611,649)
Adjustments:
Depreciation of equipment	58,809	3,654	5,337
Amortization of intangible asset	2,335,668	2,331,569	1,768,500
Impairment loss related to intangible assets	339,106	-	-
Stock-based compensation	308,607	1,553,543	3,441,719
Net finance (income) cost	(3,294,687)	(10,739,737)	811,943
Realized foreign exchange gain (loss)	36,656	1,606	(92,944)
	(6,532,572)	(8,504,089)	(5,677,094)
Changes in non-cash operating working capital items:
Changes in non-cash operating items (note 17)	(41,969)	1,306,404	(1,127,443)
Net cash used in operating activities	(6,574,541)	(7,197,685)	(6,804,537)

Cash flows from (used in) investing activities:
Interest received	113,727	40,995	98,132
Acquisition of equipment	(276,008)	(34,650)	(25,000)
Acquisition of intangible assets	(91,572)	(51,270)	(123,610)
Acquisition of short-term investments	(11,954,050)	(14,478,186)	(25,395,800)
Maturity of short-term investments	20,436,500	22,149,888	6,000,000
Net cash from (used in) investing activities	8,228,597	7,626,777	(19,446,278)

Cash flows from (used in) financing activities:
Net proceeds from public offering (note 11 (b))	-	-	21,953,200
Net proceeds from private placement (note 11 (c))	-	-	2,067,605
Proceeds from exercise of warrants and options	625	50,000	972,177
Share issue costs (note 11(b))	(788)	-	(29,000)
Interest paid	(2,261)	(4,060)	(975)
Net cash from (used in) financing activities	(2,424)	45,940	24,963,007

Foreign exchange gain on cash held in foreign currencies	64,755	160,034	766,730
Net increase (decrease) in cash	1,716,387	635,066	(521,078)

Cash, beginning of year	1,310,556	675,490	1,196,568

Cash, end of year	3,026,943	1,310,556	675,490

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2016 and February 28, 2015 and 2014

1. Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec,  H7T 0A3. The Corporation is a subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”). The Corporation, the parent and Biodroga Inc., a sister corporation, are collectively referred to as the “group”.

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

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through public offering and private placement of common shares, proceeds from exercises of warrants, rights and options and research tax credits. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

Refer to note 2(d) for the basis of preparation of the financial statements.

2. Basis of preparation

(a)	Statement of compliance:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were approved by the Board of Directors on May 25, 2016.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (Note 3(f) (ii)); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (Note 21).

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Use of estimates and judgments:

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

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

2. Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

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

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (Note 21) and stock-based compensation (Note 15).

•	Determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”) (Note 3 (e) (ii)).

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

The Corporation has the following non-derivative financial assets: cash, short-term investments including a restricted short-term investment and receivables.

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

Loans and receivables comprise cash, short-term investments including a restricted short-term investment, and receivables with maturities of less than one year.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity, unless the investment is held for investment purposes rather than meeting short-term cash commitments.  Bank overdrafts that are repayable on demand form an integral part of the Corporation’s cash management and are included as a component of cash and cash equivalents for the purpose of the statements of cash flows.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

(a)	Financial instruments (continued):

(ii)	Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.

The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Corporation has the following non-derivative financial liabilities: trade and other payables and payable to parent corporation. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

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

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

(c)	Equipment (continued):

(ii)	Subsequent costs:

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

The estimated useful lives and rates for the current and comparative years are as follows:

Assets	Method	Period/Rate
Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	3 - 4 years
Laboratory equipment	Declining balance	30%

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively if appropriate.

(d)	Intangible assets:

(i)	Research and development:

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

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

(d)	Intangible assets (continued):

(iii)	Subsequent expenditure:

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

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

(e)	Impairment (continued):

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories and tax credits receivable are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or “CGU”).

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

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

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

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

(i)	Government grants:

Government grants are recorded as a reduction of the related expense or cost of the asset acquired.  Government grants are recognized when there is reasonable assurance that the Corporation has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

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

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

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

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

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

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses.  The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.  The majority of the Corporation’s assets are located in Canada and all the sales for the years ended February 29, 2016 and February 28, 2015 and 2014 were made to customers in the United States.

(p)	Change in accounting policy:

Future accounting change:

The following new standard, and amendment to standards and interpretations, is not yet effective for the year ended February 29, 2016, and has not been applied in preparing these financial statements.

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

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

4. Trade and other receivables:

	February 29,	February 28,
	2016	2015

Trade receivables	$-	$250,313
Sales taxes receivable	181,742	134,573
Government assistance	155,861	-
	$337,603	$384,886

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in Note 19.

5. Related parties:

(a)	Administrative and research and development expenses:

The Corporation was charged by Neptune for the purchase of research supplies, certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	February 29,	February 28,	February 28,
	2016	2015	2014

Research and development expenses	$368,991	$188,281	$23,866
General and administrative expenses	485,486	225,980	127,504
Royalties (note 20)	-	-	228,219
	$854,470	$414,261	$379,589

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

(b)	Interest revenue:

On January 7, 2016 Neptune announced the acquisition of Biodroga Inc. As part of this transaction, the Corporation has pledged an amount of 2 million dollars to partly guarantee the financing for the said transaction. Consequently, the corresponding amount shall be considered as a restricted short-term investment until released by the lender or reduced by Neptune. Neptune has agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of (i) 9% during the first six months and (ii) 11% for the remaining term of the Pledge Agreement. The Corporation recognized interest revenue in the amount of $26,558 during the year ended February 29, 2016.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

5. Related parties (continued):

(c)	Revenue from royalties:

On January 7, 2016, the Company entered into an initial three year non-exclusive licencing agreement with the parent company, Neptune, for the distribution of the product Onemia® in the field of over-the-counter medicine and medical foods. As consideration, Neptune will pay a royalty rate of 17.5% on net sales. No revenue from royalties has been recognized during the year ended February 29, 2016.

(d)	Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

(e)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 1% of the voting shares of the Corporation (2% in 2015 and 2014).

Key management personnel compensation includes the following for the years ended February 29, 2016 and February 28, 2015 and 2014:

	February 29,	February 28,	February 28,
	2016	2015	2014

Short-term benefits	$687,740	$741,639	$680,319
Severance	102,900	174,950	-
Share-based compensation costs	120,295	1,339,361	2,439,254
	$910,935	$2,255,950	$3,119,573

6. Tax credits receivable:

Tax credits comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

Unrecognized federal tax credits may be used to reduce future income tax and expire as follows:

2029	$11,000
2030	30,000
2031	45,000
2032	431,000
2033	441,000
2034	436,000
2035	534,000
2036	318,000
$2,246,000

7. Inventories:

For the year ended February 29, 2016, the cost of sales of $81,418 ($235,091 in 2015 and $291,853 in 2014) was comprised of inventory costs of $21,433 ($233,821 in 2015 and $284,410 in 2014) which consisted of raw materials, changes in work in progress and finished goods, an inventory write-down of $59,696 (nil in 2015 and 2014) and other costs of $289 ($1,270 in 2015 and $7,443 in 2014).

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

8. Equipment:

	Furniture and	Computer	Laboratory
	office equipment	equipment	equipment	Total
Cost:
Balance at February 28, 2013	$58,706	$3,691	$-	$62,397
Additions	-	-	25,000	25,000
Balance at February 28, 2014	58,706	3,691	25,000	87,397
Additions	-	-	34,650	34,650
Balance at February 28, 2015	58,706	3,691	59,650	122,047
Additions	-	-	276,008	276,008
Balance at February 29, 2016	58,706	3,691	335,658	398,055

Accumulated depreciation:
Balance at February 29, 2013	39,733	3,386	-	43,119
Depreciation for the year	5,032	305	-	5,337
Balance at February 28, 2014	44,765	3,691	-	48,456
Depreciation for the year	3,654	-	-	3,654
Balance at February 28, 2015	48,419	3,691	-	52,110
Depreciation for the year	2,664	-	56,145	58,809
Balance at February 28, 2016	$51,083	$3,691	$56,145	$110,919

Net carrying amounts:
February 28, 2015	$10,287	$-	$59,650	$69,937
February 29, 2016	7,623	-	279,513	287,136

Depreciation expense for the years ended February 29, 2016, February 28, 2015 and 2014 has been recorded in “research and development expenses” in the statements of earnings and comprehensive loss.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

9. Intangible assets:

	Patents	License	Total
Cost:
February 28, 2013	$103,068	$9,200,000	$9,303,068
Additions (note 20)	123,610	15,129,932	15,253,542
Balance at February 28, 2014	226,678	24,329,932	24,556,610
Additions (note 20)	51,270	-	51,270
Balance at February 28, 2015	277,948	24,329,932	24,607,880
Additions	83,645	-	83,645
Balance at February 29, 2016	361,593	24,329,932	24,691,525

Accumulated amortization:
Balance at February 28, 2013	-	3,011,906	3,011,906
Amortization for the year	906	1,767,594	1,768,500
Balance at February 28, 2014	906	4,779,500	4,780,406
Amortization for the year	8,741	2,322,828	2,331,569
Balance at February 28, 2015	9,647	7,102,328	7,111,975
Amortization for the year	12,840	2,322,828	2,335,668
Impairment loss	339,106	-	339,106
Balance at February 29, 2016	$361,593	$9,425,156	$9,786,749

Net carrying amounts:
February 28, 2015	$268,301	$17,227,604	$17,495,905
February 29, 2016	-	14,904,776	14,904,776

Amortization expense and impairment loss for the years ended February 29, 2016, February 28, 2015 and 2014 have been recorded in “research and development expenses” in the statements of earnings and comprehensive loss. During the year, the Corporation recorded an asset impairment loss of $339,106 relating to the patents. The Company determined that the recoverable amount of these costs was nil as it is no longer probable that sufficient future economic benefits will accumulate to the Company due to uncertainties related to project level revenues.

10. Trade and other payables:

	February 29,	February 28,
	2016	2015
Trade payables	$375,203	$246,516
Accrued liabilities and other payables	543,253	661,625
Employee salaries and benefits payable	207,521	175,706
	$1,125,977	$1,083,847

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in Note 19.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

11. Capital and other components of equity

(a)	Share capital:

All share information for current and comparative periods presented in these financial statements has been adjusted to give effect to the reverse split that occurred on October 15, 2015, as described below:
On October 15, 2015, the Corporation proceeded with the following transactions affecting its capital structure:

●	The Corporation consolidated all classes of its capital stock on a 10:1 basis.

●	The exercise price in effect in the case of incentive stock options, warrants and other securities convertible into Common Shares (the “Convertible Securities”) increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities also decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities.
Authorized capital stock:

Unlimited number of shares:

›	Class A shares, voting (one vote per share), participating and without par value

›	Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions. (1)

›	Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions. (1)

›	Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares. Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions. (1)

(1) None issued and outstanding

(b)	Issuance of shares:

On February 5, 2016, 50,000 shares were issued on the settlement of a liability. An amount of $101,712, net of share issuance costs of $788, was recorded in share capital.

(c)	Public offering:

On December 3, 2013, the Corporation closed a public offering issuing 1,840,000 units of Acasti (“Units”) at a price of US$12.50 per Unit for gross proceeds of $24,492,700 (US$23,000,000).  Each unit consists of one class A share and ten common share purchase warrants (“Warrants”).  In order to obtain one Common share, 10 warrants must be exercised.  Each 10 Warrants entitles the holder to purchase one Class A share at an exercise price of US$15.00, subject to adjustment, at any time until December 3, 2018.

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

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

11. Capital and other components of equity (continued):

(d)	Private placement 2014:

On February 7, 2014, the Corporation closed a private placement financing for gross proceeds of $2,150,000 from The Fiera Capital QSSO II Investment Fund Inc. for 161,654 Units at $13.30 per Unit. Each Unit consists of one Class A share and one Common Share purchase warrant (“Warrant”) of Acasti.  Each Warrant entitles the holder to purchase one Class A share at an exercise price of $16.00, subject to adjustment, at any time until December 3, 2018. The Class A shares and Warrants are equity-classified for accounting purposes.  The proceeds were allocated to Share Capital.  Total issue costs related to this transaction amounted to $82,395 and were recognized as a reduction to share capital.

(e)	Warrants:

The warrants of the Corporation are composed of the following as at February 29, 2016 and February 28, 2015 and 2014:

		February 29,		February 28,		February 28,
		2016		2015		2014

	Number		Number		Number
	outstanding	Amount	outstanding	Amount	outstanding	Amount

Liability
Series 8 Public offering
warrants 2014 ((c) and Note 21)	18,400,000	$156,377	18,400,000	$2,357,408	18,400,000	$11,181,475

	18,400,000	$156,377	18,400,000	$2,357,408	18,400,000	$11,181,475

Equity
Private placement warrants
Series 9 Private placement
warrants 2014 (d)	161,654	$-	161,654	$-	161,654	$-
Series 6 warrants - expired
unexercised February 10, 2015	-	-	-	-	37,500	306,288
Series 7 warrants - expired
unexercised February 10, 2015	-	-	-	-	37,500	100,399

	161,654	$-	161,654	$-	236,654	$406,687

12. Change in classification:

During the current year, the Corporation modified the Statements of Earnings and Comprehensive Loss classification on amortization expense of equipment and intangible assets as well as certain legal fees from “general and administrative expenses” to “research and development expenses” to reflect more appropriately the way in which economic benefits are derived from the use of these expenses. Comparative amounts in the Statements of Earnings and Comprehensive Loss were reclassified for consistency, which resulted in $2,335,224 and $1,762,116 being reclassed in 2015 and 2014, respectively, from “general and administrative expenses” to “research and development expenses.”

Since the amounts are reclassifications within the operating activities in the Statement of Earnings and Comprehensive Loss, this reclassification did not have any effect on the statements of financial position.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

13. Personnel expenses:

	February 29,	February 28,	February 28,
	2016	2015	2014

Salaries and other short-term employee benefits	$1,901,742	$1,553,687	$1,417,891
Share-based compensation	308,607	1,553,543	3,423,243
Severance	210,149	171,364	-
	$2,420,498	$3,278,594	$4,841,134

14. Finance income and finance costs:

(a) Finance income:

	February 29,	February 28,	February 28,
	2016	2015	2014

Interest income	$73,495	$87,009	$32,256
Foreign exchange gain	1,022,422	1,832,721	781,586
	$1,095,917	$1,919,730	$813,842

(b) Finance costs:

	February 29,	February 28,	February 28,
	2016	2015	2014

Interest charges	$(2,261)	$(4,060)	$(975)
Warrants issue costs (Note 11 (b))	-	-	(1,117,380)
	$(2,261)	$(4,060)	$(1,118,355)

15. Share-based payments:

At February 29, 2016, the Corporation has the following share-based payment arrangements:

(a)	Corporation stock option plan:

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

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

15. Share-based payments (continued):

(a)	Corporation stock option plan (continued):

Activities within the plan are detailed as follows:

	Year ended		Year ended
	February 29, 2016		February 28, 2015
	Weighted average	Number of	Weighted average	Number or
	exercise price	options	exercise price	options

Outstanding at beginning of year	$15.33	429,625	$15.72	491,100
Granted	4.65	109,188	9.51	51,250
Exercised	2.50	(250)	2.50	(20,000)
Forfeited	9.40	(66,912)	14.90	(22,750)
Expired	18.57	(17,500)	18.00	(10,000)
Cancelled (note 20)	-	-	17.50	(60,000)
Outstanding at end of year	$13.52	454,151	$15.33	429,625

Exercisable at end of year	$15.28	375,563	$15.48	332,039

			Year ended
			February 28, 2014
			Weighted average	Number or
			exercise price	options

Outstanding at beginning of year			$15.51	521,625
Granted			22.31	29,750
Exercised			13.74	(29,650)
Forfeited			20.56	(30,625)
Outstanding at end of year			$15.72	491,100

Exercisable at end of year			$13.86	341,217

			2016
	Options outstanding		Exercisable options
	Weighted		Weighed
	remaining	Number of	average	Number of
	contractual life	options	exercise price	options
Exercise price	outstanding	outstanding	$	exercisable

$2.50 - $4.65	4.59	95,800	2.50	43,000
$4.66 - $13.00	3.31	54,726	10.27	28,938
$13.01 - $14.50	0.30	150,875	14.00	150,875
$14.51 - $21.50	1.07	139,750	20.92	139,750
$21.51 - $27.50	0.19	13,000	22.79	13,000
	1.80	454,151	15.28	375,563

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

15. Share-based payments (continued):

(a)	Corporation stock option plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year:

	2016	2015	2014

Exercise price	$4.65	$9.51	$22.31
Share price	$4.39	$9.20	$18.79
Dividend	-	-	-
Risk-free interest	0.66%	1.14%	1.11%
Estimated life	4.20 years	3.00 years	2.49 years
Expected volatility	65.63%	60.34%	64.81%

The weighted average of the fair value of the options granted to employees during the year ended February 29, 2016 is $2.14 (2015 - $3.52 and 2014 - $6.69).  There were no options granted to non-employees during the years ended February 29, 2016, 2015 and 2014.

The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2016 was $4.20 (2015 - $9.20 and 2014 - $37.70).  Stock-based compensation recognized under this plan amounted to $233,871 for the year ended February 29, 2016 (2015 - $525,826 and 2014 - $501,479).

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

The Corporation’s RSUs vest gradually over time with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category.  The fair value of the APO RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.  The fair value of the RSUs granted was $28.90 per unit.

Activities within the plan are detailed as follows:

	2016	2015	2014
RSUs outstanding at beginning of year	18,398	77,494	-
Granted	-	-	106,000
Released	(17,348)	(38,182)	(25,931)
Forfeited	(1,050)	(1,831)	(2,575)
Cancelled (note 20)	-	(19,083)	-
RSUs outstanding at end of year	-	18,398	77,494

Stock-based compensation recognized under this plan amounted to $64,387 for the year ended February 29, 2016 (2015 – $466,370 and 2014 -$745,556).

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

15. Share-based payments (continued):
(c)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of directors, officers, employees and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.  Stock-based compensation recognized under these plans amounted to $10,349 for the year ended February 29, 2016 (2015 - $561,347 and 2014 - $2,194,684).

16. Loss per share:

Diluted loss per share was the same amount as basic loss per share, as the effect of options, RSUs and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options, RSUs and warrants could potentially be dilutive in the future.

17. Supplemental cash flow disclosure:

(a)	Changes in non-cash operating items:

	February 29,	February 28,	February 28,
	2016	2015	2014

Trade and other receivables	$47,283	$534,485	$(468,533)
Receivables from corporation under common control	49,658	47,140	(47,140)
Tax credits receivable	358,782	(285,872)	201,381
Inventories	87,370	174,061	(39,306)
Prepaid expenses	(138,082)	385,040	(686,806)
Trade and other payables	50,057	(86,981)	463,945
Payable to parent corporation	(497,037)	538,531	(417,167)
Royalties payable to parent corporation	-	-	(133,817)
	$(41,969)	$1,306,404	(1,127,443)

(b)	Non-cash transactions:

	February 29,	February 28,	February 28,
	2016	2015	2014

Issuance of shares on settlement of a liability (Note 11 (b))	$102,500	$-	$-
Issuance of common shares	-	-	15,525,000
Royalties settled through issuance of shares	-	-	395,068
Acquisition of intangible asset	-	-	15,129,932
Exercise of warrants by Neptune applied against payable	-	-	793,437
Intangible assets included in trade and other payables	-	7,927	-
Interest receivable included in payable to parent corporation	26,558	-	-

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

18. Income taxes:

Deferred tax expense:

	2016	2015	2014

Origination and reversal of temporary differences	$2,065,378	$2,221,229		$1,932,370
Change in unrecognized deductible temporary differences	(2,065,378)	(2,221,229)		(1,932,370)
Deferred tax expense	$-	$-		$-

Reconciliation of effective tax rate:

	2016	2015		2014

Loss before income taxes	$(6,316,731)	$(1,654,724)		$(11,611,649)

Income tax at the combined Canadian statutory rate of 26.9%	$(1,699,201)	$(445,121)		$(3,123,534)
Increase resulting from:
Change in unrecognized deductible temporary differences	2,065,378	2,221,229		1,932,370
Non-deductible stock-based compensation	83,015	417,903		925,823
Non-deductible change in fair value	(592,077)	(2,373,674)		136,499
Permanent differences and other	142,885	179,663		128,842
Total tax expense	$-	$-	$	‒

Unrecognized deferred tax assets:

At February 29, 2016 and February 28, 2015, the deferred tax assets, which have not been recognized in these financial statements because the criteria for recognition of these assets were not met, were as follows:

	2016	2015

Tax losses carried forward	$6,020,000	$4,492,000
Research and development expenses	3,866,000	3,332,000
Property, plant and equipment and intangible assets	340,000	282,000
Other deductible temporary differences	388,000	441,000
Unrecognized deferred tax assets	$10,614,000	$8,547,000

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

18. Income taxes (continued):

As at February 29, 2016, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income, were as follows:

	Federal	Provincial

Tax losses carried forward
2029	$714,000	$714,000
2030	1,627,000	1,620,000
2031	2,071,000	2,063,000
2032	2,262,000	2,241,000
2033	1,854,000	1,825,000
2034	3,597,000	3,597,000
2035	4,459,000	4,459,000
2036	5,823,000	5,823,000
	$22,407,000	$22,342,000

Research and development expenses, without time limitation	$13,883,000	$14,986,000

Other deductible temporary differences, without time limitation	$2,700,000	$2,700,000

19. Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, foreign currency risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations.  The Corporation has credit risk relating to cash and short-term investments including a restricted short-term investment, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date.

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

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

19. Financial instruments (continued):

(b)	Currency risk (continued):

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

		February 29, 2016		February 28, 2015
		US$		US$

Cash		2,871,358		1,102,908
Short-term investments		7,442,050		15,007,176
Trade and other receivables		1,396		250,313
Trade and other payables		(275,092)		(398,648)
		10,039,712		15,961,749

The following exchange rates are those applicable to the following periods and dates:

		February 29,		February 28,
		2016		2015
	Average	Reporting	Average	Reporting

US$ per CAD	1.3071	1.3531	1.1266	1.2503

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net profit as follows, assuming that all other variables remained constant:

	February 29,	February 28,
	2016	2015
	US$	US$

Increase in net profit	370,989	638,317

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

19. Financial instruments (continued):

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at February 29, 2016 and February 28, 2015 is as follows:

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

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 22. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 29, 2016 and February 28, 2015:

			February 29,
			2016
Required payments per year		Carrying	Less than
(in thousands of dollars)	Total	amount	1 year

Trade and other payables	$1,126	$1,126	$1,126
Payable to parent corporation	15	15	15
	$1,141	$1,141	$1,141

			February 28,
			2015
Required payments per year		Carrying	Less than
(in thousands of dollars)	Total	amount	1 year

Trade and other payables	$1,084	$1,084	$1,084
Payable to parent corporation	538	538	538
	$1,622	$1,622	$1,622

The Derivative warrant liabilities are excluded from the above tables as they will be settled in shares and not by the use of liquidities.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

19. Financial instruments (continued):

(e)	Short-term investments

As at February 29, 2016, a short-term investment consisting of a term deposit totaling $7,443,115 (US - $5,500,000) is with a Canadian financial institution having a high credit rating.  The short-term investment has a maturity date of March 29, 2016, bearing an interest rate of 0.33% per annum, cashable at any time at the discretion of the Corporation, under certain conditions. The restricted short-term investment has a maturity date of March 14, 2016, bearing an interest rate of 1.08% per annum, pledged to partly guarantee the financing for the acquisition of Biodroga Inc. by Neptune.

As at February 28, 2015, short-term investments consisting of term deposits were with a Canadian financial institution having a high credit rating. Short-term investments included two investments with maturity dates from June 30, 2015 to September 2, 2015, bearing an interest rate from 0.15% to 1.05% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

20. Commitments and contingency:

License agreement:

The Corporation was initially committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty in relation to sales of products in the licensed field.  In fiscal 2014, the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license by issuing 675,000 Class A shares, at a price of $23.00 per share to Neptune.

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

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $7,776,061, of which an amount of $1,966,950 has been paid to date.  As at February 29, 2016, an amount of $450,931 is included in ''Trade and other payables'' in relation to these projects.

During the year, the Corporation entered into a contract to purchase research and development equipment for $2,271,267 to be used in the clinical and future commercial supply of CaPre®.

Contingency:

A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. As of the date of these financial statements, no agreement has been reached. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from the officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

21. Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

●	Level 1: defined as observable inputs such as quoted prices in active markets.
●	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
●	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.

Derivative warrant liabilities:

The Corporation measured its Derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

The fair value was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	February 29, 2016	February 28, 2015

Exercise price	US $1.50	US $1.50
Share price(1)	US $1.50	US $5.50
Dividend	-	-
Risk-free interest	0.87%	1.20%
Estimated life	2.76 years	3.76 years
Expected volatility	76.34%	62.94%

 (1) In order to obtain one share of Acasti, 10 warrants must be exercised.

The fair value of the Warrants issued was determined to be $0.09 per warrant as at February 29, 2016 ($1.30 per warrant – 2015).

The effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $58,636 or a gain of $48,812, respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the year ended February 29, 2016 and February 28, 2015 is presented in the following table:

	2016	2015
Balance – beginning of year	$2,357,408	$11,181,475
Change in fair value of derivative warrant liabilities	(2,201,031)	(8,824,067)
Closing balance	$156,377	$2,357,408

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

21. Determination of fair values (continued):

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

22. Capital management:

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

Since the beginning of its operations, the Corporation has financed its liquidity needs from funding provided by a public offering, a private placement, its parent corporation, from the exercise of warrants that were distributed to its parent corporation’s shareholders, from a rights offering and from the issuance of options to employees.  The Corporation attempts to optimize its liquidity needs with non-dilutive sources whenever possible, including from research and development tax credits or government assistance.

The Corporation defines capital to include total shareholders’ equity and derivative warrant liabilities.

The Corporation’s policy is to maintain a minimal level of debt.

As of February 29, 2016, cash amounted to $3,026,943, short-term investments amounted to $7,443,115 and tax credits receivable amounted to $61,210, for a total of $10,531,268.
111

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

ACASTI PHARMA INC.

By:	/s/ Pierre Lemieux
Name:	Pierre Lemieux
Title:	Principal Executive Officer

Date: May 30, 2016