Form 20-F
period 2018-03-31
Acasti Pharma Inc.
filed 2018-06-29
CIK 1444192

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2018
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

25,638,215 Common Shares issued and outstanding as of March 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐      No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐      No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our name, logo and website names and addresses are our service marks or trademarks. CaPre® is our registered trademark. The other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this annual report are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

Financial Information

All financial information in this annual report is presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, unless otherwise specified.

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

Fiscal Year Ended	Average
(US$)
February 28,2014	0.9555
February 28, 2015	0.8003
February 29, 2016	0.7645
March 31, 2017	0.7618
March 31, 2018	0.7752

The following table presents the high and low exchange rate for one Canadian dollar expressed as one U.S. dollar for each month during the previous six months.

Month	Low	High
	(US$)
November 2017	0.7759	0.7885
December 2017	0.7760	0.7971
January 2018	0.7978	0.8135
February 2018	0.7807	0.8138
March 2018	0.7641	0.7794
April 2018	0.7747	0.7967
May 2018	0.7680	0.7828

The exchange rates are based upon the daily average closing rate, as quoted by the Bank of Canada. As of June 28, 2018, the exchange rate for one Canadian dollar expressed as one U.S. dollar, as quoted by the Bank of Canada was $1.00 = US$0.7537.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains information that may be forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to in this annual report as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this annual report includes, among other things, information or statements about:

•	our ability to conduct all required clinical and nonclinical trials for CaPre, including the timing and results of those trials;

•	our strategy, future operations, prospects and the plans of our management;

•	the design, regulatory plan, timeline, costs and results of our clinical and nonclinical trials for CaPre;

•	the timing and outcome of our meetings and discussions with the U.S. Food and Drug Administration, or FDA;

•	our planned regulatory filings for CaPre, and their timing;

•	our expectation that our Bridging Study (as defined below) results will support our plan to get authorization from the FDA to use the 505(b)(2) pathway with new chemical entity, or NCE, status towards a New Drug Application, or NDA, approval in the United States;

•	the timing and results from two competitor outcomes studies in patients with high TGs (blood levels between 200-499 mg/dL);

•	the potential benefits and risks of CaPre as compared to other products in the pharmaceutical, medical food and natural health products markets;

•	our estimates of the size of the potential market for CaPre, unmet medical needs in that market, the potential for market expansion, and the rate and degree of market acceptance of CaPre if it reaches commercialization, and our ability to serve that market;

•	our anticipated marketing advantages and product differentiation of CaPre and its potential to become a best-in-class OM3 compound for the treatment of HTG;

•	the potential to expand CaPre’s indication for the treatment of high TGs (200-500 mg/dL);

•	the degree to which physicians would switch their patients to a product with CaPre’s target product profile;

•	our strategy and ability to develop, commercialize and distribute CaPre in the United States and elsewhere;

•	the manufacturing scale-up of CaPre beyond 20 tons and the related timing;

•	our ability to strengthen our patent portfolio and other means of protecting our intellectual property rights, including our ability to obtain additional patent protection for CaPre;

•	our expectation that following expiration of the license agreement with Neptune we will not require any license from third parties to support the commercialization of CaPre;

•	the availability, consistency and sources of our raw materials, including krill oil;

•	our expectation to be able to rely on third parties to manufacture CaPre whose manufacturing processes and facilities are in compliance with current good manufacturing practices, or cGMP;

•	the potential for OM3s in other cardiovascular medicine, or CVM, indications;

•	our intention and ability to build a US commercial organization and to successfully launch CaPre and compete in the US market;

•	our intention and ability to complete development and/or distribution partnerships to support the commercialization of CaPre outside of the US, and to pursue strategic opportunities to provide capital and market access;

•	our ability to reach a definitive agreement based upon a non-binding term sheet with a leading China-based pharmaceutical company for the commercialization of CaPre in certain Asian jurisdictions;

•	our need for additional financing and our estimates regarding our future financing and capital requirements;

•	our expectation regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and

•	our projected capital requirements to fund our anticipated expenses, including our research and development and general and administrative expenses, and capital expenditures.

Although the forward-looking information in this annual report is based upon what we believe are reasonable assumptions, you should not place undue reliance on that forward-looking information since actual results may vary materially from it. Important assumptions by us when making forward-looking statements include, among other things, assumptions by us that:

•	we successfully and timely complete all required clinical and nonclinical trials necessary for regulatory approval of CaPre;

•	we successfully enroll and randomize patients in our TRILOGY Phase 3 program;

•	the timeline and costs for our clinical and nonclinical programs are not materially underestimated or affected by unforeseen circumstances;

•	CaPre is safe and effective;

•	outcome study data from two of our competitors in high HTG patients is positive;

•	we obtain and maintain regulatory approval for CaPre on a timely basis;

•	we are able to attract, hire and retain key management and skilled scientific personnel;

•	third parties provide their services to us on a timely and effective basis;

•	we are able to maintain our required supply of raw materials, including krill oil;

•	we are able to find and retain a third-party to manufacture CaPre in compliance with cGMP;

•	we are able to successfully build a commercial organization, launch CaPre in the US, and compete in the US market;

•	we are able to secure distribution arrangements for CaPre, if it reaches commercialization;

•	we are able to manage our future growth effectively;

•	we are able to gain acceptance of CaPre in its markets and we are able to serve those markets;

•	our patent portfolio is sufficient and valid;

•	we are able to secure and defend our intellectual property rights and to avoid infringing upon the intellectual property rights of third parties;

•	we are able to take advantage of business opportunities in the pharmaceutical industry and receive strategic partner support;

•	we are able to continue as a going concern;

•	we are able to obtain additional capital and financing, as needed;

•	there is no significant increase in competition for CaPre from other companies in the pharmaceutical, medical food and natural health product industries;

•	CaPre would be viewed favorably by payers at launch and receive appropriate healthcare reimbursement;

•	market data and reports reviewed by us are accurate;

•	there are no adverse changes in relevant laws or regulations; and

•	we face no product liability lawsuits and other proceedings or any such matters, if they arise, are satisfactorily resolved.

In addition, the forward-looking information in this annual report is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this annual report under the heading “Item 3.D. Risk Factors”, many of which are beyond our control, that could cause our actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, among others:

•	risks related to timing and possible difficulties, delays or failures in our planned TRILOGY Phase 3 program for CaPre;

•	nonclinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of CaPre;

•	CaPre may not prove to be as safe and effective or as potent as we currently believe;

•	our planned TRILOGY Phase 3 program may not produce positive results;

•	our anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all;

•	the FDA could reject our 505(b)(2) regulatory pathway;

•	outcome study data from two of our competitors in high HTG patients may be negative, which could also negatively affect the market perception of CaPre;

•	we may encounter difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials or to market CaPre;

•	we may need to conduct additional future clinical trials for CaPre, the occurrence and success of which cannot be assured;

•	CaPre may have unknown side effects;

•	the FDA may refuse to approve CaPre, or place restrictions on our ability to commercialize CaPre;

•	CaPre could be subject to extensive post-market obligations and continued regulatory review, which may result in significant additional expense and affect sales, marketing and profitability;

•	we may fail to achieve our publicly announced milestones on time;

•	we may encounter difficulties in completing the development and commercialization of CaPre;

•	third parties we will rely upon to conduct our TRILOGY Phase 3 program for CaPre may not effectively fulfill their obligations to us, including complying with FDA requirements;

•	there may be difficulties, delays, or failures in obtaining health care reimbursements for CaPre;

•	recently enacted and future laws may increase the difficulty and cost for us to obtain marketing approval of and commercialize CaPre and affect the prices we can charge;

•	new laws, regulatory requirements, and the continuing efforts of governmental and third-party payors to contain or reduce the costs of healthcare through various means could adversely affect our business;

•	the market opportunity for, and demand and market acceptance of, CaPre may not be as strong as we anticipate;

•	third parties that we will rely upon to manufacture, supply and distribute CaPre may not effectively fulfill their obligations to us, including complying with FDA requirements;

•	there may not be an adequate supply of raw materials, including krill oil, in sufficient quantities and quality and to produce CaPre under cGMP standards;

•	Neptune still has some influence with respect to matters submitted to our shareholders for approval;

•	Neptune’s interest may not align with those of us or our other shareholders

•	we may not be able to meet applicable regulatory standards for the manufacture of CaPre or scale-up our manufacturing successfully;

•	we may not be able to produce clinical batches of CaPre in a timely manner or at all;

•	as a company, we have limited sales, marketing and distribution experience;

•	our patent applications may not result in issued patents, our issued patents may be circumvented or challenged and ultimately struck down, and we may not be able to successfully protect our trade secrets or other confidential proprietary information;

•	we may face claims of infringement of third party intellectual property and other proprietary rights;

•	we may face product liability claims and product recalls;

•	we face intense competition from other companies in the pharmaceutical, medical food and natural health product industries;

•	we have a history of negative operating cash flow and may never become profitable or be able to sustain profitability;

•	we have significant additional future capital needs and may not be able to raise additional financing required to fund further research and development, clinical studies, obtain regulatory approvals, build a commercial organization in the US, and meet ongoing capital requirements to continue our current operations on commercially acceptable terms or at all;

•	we may not be able to successfully compete in the US market with competitors who are larger and have more resources than we do;

•	we may acquire businesses or products or form strategic partnerships in the future that may not be successful;

•	we may be unable to secure development and/or distribution partnerships to support the development and commercialization of CaPre outside the US, provide development capital, or market access;

•	we rely on the retention of key management and skilled scientific personnel; and

•	general changes in economic and capital market conditions could adversely affect us.

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

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited financial statements and the related notes for our fiscal year ended March 31, 2018, which are prepared in accordance with IFRS as issued by the IASB and are included in this annual report. The selected financial information below includes financial information derived from our audited financial statements. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period. The following table is a summary of our selected financial information in accordance with IFRS as issued by the IASB for each of our five most recently completed fiscal years.

				For the fiscal year ended
	March 31, 2018	March 31, 2017	February 29, 2016	February 28, 2015	February 28, 2014
Revenue from sales	$ nil	$ nil	$ nil	$ nil	$501
Loss from operating activities	$(19,696)	$(11,210)	$(9,612)	$(12,395)	$(10,800)
Net loss and total comprehensive loss	$(21,504)	$(11,247)	$(6,317)	$(1,655)	$(11,612)
Basic and diluted loss per share	$(1.23)	$(1.01)	$(0.59)	$(0.16)	$(1.38)
Total assets	$22,959	$25,456	$28,517	$37,208	$45,632
Total liabilities	$14,735	$3,753	$1,297	$3,980	$12,352
Share capital	$73,338	$66,576	$61,973	$61,628	$61,027
Warrants and rights	$715	$453	$—	$—	$407
Weighted average number of shares outstanding	17,486,515	11,094,512	10,659,936	10,617,704	8,436,893
Dividends declared per share	—	—	—	—	—

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our securities involves a high degree of risk due to, among other things, the nature of our business and the present stage of our development. Prospective and current investors should carefully consider the following risks and uncertainties, together with all other information in this annual report, as well as our financial statements included in this annual report and “Item 5. Operating and Financial Review and Prospects.” If any of these risks actually occur, our business, financial condition, prospects, results of operations or cash flow could be materially and adversely affected and you could lose all or a part of the value of your investment. Additional risks or uncertainties not currently known to us, or that we deem immaterial, may also negatively affect our business operations.”

General Risks Related to the Corporation

We may not be able to maintain our operations and advance our research and development of CaPre without additional funding.

We have incurred operating losses and negative cash flows from operations since our inception. To date, we have financed our operations through public offerings and private placements of securities, proceeds from exercises of warrants, rights and options, and receipt of research tax credits and research grant programs. Our cash and cash equivalents were $8.2 million as of March 31, 2018 and $9.8 million as of March 31, 2017.

Since our March 31, 2018 year end, the current assets have been increased by an incremental $10.0 million in approximate net proceeds from a May 2018 Canadian public financing, however, are projected to be less than needed to support our current liabilities as at that date when combined with the projected level of our expenses for the next twelve months, including the full initiation of clinical sites and ongoing enrollment of patients in, and the manufacturing of clinical materials for, our TRILOGY Phase 3 program for CaPre. Our positive working capital balance is expected to continue to decline until we raise additional funds. We will also require substantial additional funds to complete our TRILOGY Phase 3 program, obtain regulatory approvals and commercialize CaPre. In addition to completing nonclinical and clinical trials, we expect that additional time and capital will be required by us to file an NDA to obtain FDA approval for CaPre in the United States, to further scale up our manufacturing capabilities, and to complete marketing and other pre-commercialization activities. We will also most likely require additional capital to fund our daily operating needs. Based on a conservative estimate, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through September 2018. To fully execute our business plan, we will need to raise the additional necessary capital primarily through additional securities offerings and strategic alliances in the near term. We currently have no other arranged sources of financing. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue our development or commercialization of CaPre or our other research and development initiatives. Delays or failures in our TRILOGY Phase 3 program for CaPre may affect our ability to complete strategic development and/or distribution partnerships to support the development and commercialization of CaPre. Additional funding from third parties may not be available on acceptable terms or at all to enable us to continue and complete our research and development of CaPre.

If we do not raise additional funds, we may not be able to realize our assets and discharge our liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about our ability to continue as a going concern and, therefore, realize our assets and discharge our liabilities in the normal course of business. Our financial statements have been prepared on a going-concern basis, which assumes we will continue our operations in the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the ordinary course of business. If we are unable to continue as a going concern, material write-downs to the carrying value of our assets, including intangible assets, could be required. If we fail to obtain additional financing, we may not be able to continue as a going concern.

We may never become profitable or be able to sustain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history. The likelihood of the success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered when developing and expanding early-stage businesses and the regulatory and competitive environment in which we operate. Biopharmaceutical product development is a highly speculative undertaking, involves a substantial degree of risk and is a capital- intensive business. We expect to incur expenses without any meaningful corresponding revenues unless and until we are able to obtain regulatory approval for and begin selling CaPre in significant quantities. We filed our investigational new drug application, or IND, for CaPre in late 2013, which allowed us to initiate clinical development in 2014 in the United States towards FDA approval for CaPre. To date, we have not generated any revenue from CaPre, and we may never be able to obtain regulatory approval for marketing CaPre in any indication. Even if we are able to commercialize CaPre, we may still not generate significant revenues or achieve profitability. Additionally, we may not be able to attain commercially viable cost of goods sold, and levels of insurance reimbursement for CaPre may not be commercially viable in all global markets. We incurred net losses for the fiscal year ended March 31, 2018 of $21.5 million, $11.2 million for the thirteen-month period ended March 31, 2017, and $6.3 million and $1.7 million for our fiscal years ended 2016 and 2015, respectively. As of March 31, 2018, we had an accumulated deficit of $72.4 million.

We expect that our expenses will increase significantly as we continue our Phase 3 clinical program for CaPre under the current indication and prepare to seek FDA approval for the commercial launch of CaPre. We also expect that our research and development expenses will continue to increase if we pursue FDA approval for CaPre for other indications. As a result, we expect to continue to incur substantial losses for the foreseeable future, and these losses may be increasing. We are uncertain about when or if we will be able to achieve or sustain profitability. If we fail to become and remain profitable, our ability to sustain our operations and to raise capital could be impaired and the price of our common shares could decline.

If outcome studies being conducted by two of our competitors testing the impact of OM3 on treating patients with high TGs are negative, there could also be an adverse impact for CaPre.

Two of our competitors are currently testing the effects of OM3 on patients with high TGs and taking statins concomitantly. These cardiovascular outcome studies are expected to report by the end of the third quarter of fiscal 2018 (the REDUCE-IT trial sponsored by Amarin) and in 2019 (the STRENGTH trial sponsored by AstraZeneca). If those studies show that OM3 therapeutic drugs effectively treat patients with high TGs and improve cardiovascular, morbidity and mortality outcomes, we believe that the potential to expand CaPre’s indication in the future to include the treatment of high TGs would be significantly advanced. Conversely, if outcome study data from one or both of those competitors is negative, or if one or both clinical trials fail to be completed, our potential target market for CaPre could be limited to patients with severe HTG (total global market was estimated by GOED Proprietary Research in 2015 to be approximately $2.3 billion) and our ability to realize greater market potential of CaPre could be harmed without conducting a successful outcomes trial with CaPre.

We will rely on third parties to conduct our TRILOGY Phase 3 program for CaPre.

We will rely on contract research organizations, or CROs, to monitor and manage data for our TRILOGY Phase 3 program for CaPre. While we will only control certain aspects of the CRO’s activities, we nevertheless are responsible for ensuring that our clinical trials are conducted in accordance with applicable protocols, and legal, regulatory and scientific standards, and our reliance on the CRO does not relieve us from those responsibilities. We and the CRO are required to comply with current good clinical practices, or cGCPs, which are regulations and guidelines enforced by the FDA, Health Canada and comparable foreign regulatory authorities for any products in clinical development.

The FDA enforces these cGCP regulations through periodic inspections of trial sponsors, principal investigators and trial sites. If we or the CRO fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, Health Canada or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications for CaPre. Upon inspection, the FDA could determine that our clinical trials do not comply with cGCPs. In addition, our clinical trials must be conducted with products produced under current good manufacturing practice, or cGMP, regulations and require a large number of test subjects. If we or the CRO fail to comply with these regulations, we may have to repeat preclinical studies or clinical trials for CaPre, which would delay the regulatory approval process and could also subject us to enforcement action up to and including civil and criminal penalties.

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

The third parties that will help conduct our TRILOGY Phase 3 program for CaPre will not be our employees and, except for remedies available to us under our agreements with the CROs, we cannot control whether or not they devote sufficient time and resources to our preclinical, clinical and nonclinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could affect their performance on our behalf.

We rely on third parties to manufacture, produce and supply CaPre and we may be adversely affected if those third parties are unable or unwilling to fulfill their obligations, including complying with FDA requirements.

Producing pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Currently, while we do own our manufacturing and encapsulation equipment, we do not own or operate manufacturing facilities for the production of CaPre. Accordingly, we need to rely on one or more third party contract manufacturers to produce and supply our required drug product for our nonclinical research and clinical trials for CaPre.

Although we are currently working with CordenPharma at its Chenôve facility in Dijon, France to scale up our manufacturing processes for CaPre, doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for full commercialization, including, among others, pricing, cost overruns, potential problems with process scale up, process reproducibility, stability issues, lot consistency and timely availability of reagents or raw materials. Consequently, we may not be able to attain our targeted cost of goods sold for CaPre. Any of these challenges could delay completion of our clinical trials or commercial launch of CaPre, require bridging or repetition of studies or trials, increase development costs, delay approval of CaPre, impair our commercialization efforts, and increase our costs. We may have to delay or suspend the production of CaPre if a third-party manufacturer:

•	becomes unavailable for any reason, including as a result of the failure to comply with cGMP regulations;

•	experiences manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns required to comply with cGMP or damage from any event, including fire, flood, earthquake, business restructuring or insolvency; or

•	fails or refuses to perform its contractual obligations under its agreement with us, such as failing or refusing to deliver the quantities of CaPre requested by us on a timely basis.

If our third-party contract manufacturers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, we may be subject to sanctions, including fines, product recalls or seizures, injunctions, delays or suspensions of our clinical trials for CaPre, total or partial suspension of production of CaPre, civil penalties, withdrawals of previously granted regulatory approvals, and criminal prosecution. We do not currently have arrangements in place for redundant supply. If any one of our current contract manufacturers cannot perform as agreed, we may be required to replace that manufacturer. Although we believe that there are several potential alternative contract manufacturers who could manufacture CaPre, we may incur added costs and delays in identifying and qualifying any such replacement.

We depend on Neptune for certain administrative and accounting services.

Neptune has provided us in the past with certain shared back office services and functions, including corporate affairs, public company reporting, accounting, payroll, information technology, accounts payable, accounts receivable and shared premises. As of the date of this annual report, the corporate affairs, public company reporting, accounting, and accounts receivable services have not been renewed, and we are now incurring incremental costs to manage those functions independently ourselves. These additional costs are partially offset by reduced shared service fees, and we expect that these services will continue to be provided independently or through qualified third parties. If our arrangements with Neptune for the remaining services were to be terminated or not renewed, we may have to incur some additional costs to provide these services ourselves or to source them from another third party. We anticipate these operations to be fully independent of Neptune by the end of our 2019 fiscal year. However, there can be no assurances that this will fully materialize by such time. Currently, our arrangements with Neptune for the remaining services are on a month-to-month basis and can be terminated anytime by either Neptune or us.

We have historically had no marketing and sales organization and, as a company, no experience in marketing products. If we are unable to properly establish marketing and sales capabilities or enter into agreements with a strategic partner to market and sell CaPre, we may not be able to generate revenue.

We have historically had no sales, marketing or distribution capabilities and, as a company, we have also historically had no experience in marketing products. If CaPre or another of our future product candidates is approved for commercialization, unless we find a strategic partner to assist us with sales, marketing and distribution, we will be required to develop in-house marketing and sales force capability, which would require significant capital expenditures, management resources and time. Also, we would have to compete with other biotechnology and pharmaceutical companies to recruit, hire, train and retain marketing and sales personnel. We face competition in our search for strategic partners to assist us with sales, marketing and distribution, and we may not be able to establish or maintain any such arrangements. If we do find a strategic partner, any revenue we receive from CaPre would partly depend upon the efforts of that strategic partner, which may not be successful. We may have little or no control over the marketing and sales efforts by any strategic partner we find for CaPre and our revenue may be lower than if we had commercialized CaPre independently.

If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive pharmaceuticals industry largely depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. Competition for skilled personnel in our market is intense and competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms. We are highly dependent on our management, scientific and medical personnel. Despite our efforts to retain valuable employees, members of our management, scientific and medical teams may terminate their employment with us on short notice or, potentially, without any notice at all. The loss of the services of any of our executive officers or other key employees could potentially harm our business, operating results or financial condition. Our success may also depend on our ability to attract, retain and motivate highly skilled junior, mid-level, and senior managers and scientific personnel. In addition, we do not maintain “key person” insurance policies on the lives of our executives or those of any of our other employees. Other pharmaceutical companies with which we compete for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high- quality candidates than what we can offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can develop and commercialize CaPre and any other future product candidates would be limited.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our suppliers, third party manufacturers and other contractors and consultants could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self- insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to manufacture CaPre. Our ability to obtain supplies of CaPre could be disrupted if the operations of our manufacturers and suppliers are affected by a man-made or natural disaster or other business interruption.

Our prospects currently depend entirely on the success of CaPre, which is still in clinical development, and we may not be able to generate revenues from CaPre.

We have no prescription drug products that have been reviewed or approved by the FDA, Health Canada or any similar regulatory authority. Our only prescription drug candidate is CaPre, for which we have not yet filed an NDA, and for which we must conduct a TRILOGY Phase 3 program, undergo further development activities and seek and receive regulatory approval prior to commercial launch, which we do not anticipate will occur until 2021 at the earliest. We have invested significant effort and financial resources in researching and developing CaPre. Further development of CaPre will require substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from sales of CaPre, if it is ever approved for commercialization.

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

If we encounter difficulties enrolling patients in our planned TRILOGY Phase 3 program, our development activities for CaPre could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials, including our planned TRILOGY Phase 3 program for CaPre, for a variety of reasons. Timely completion of our clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. The enrollment of patients depends on many factors, including:

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

Our planned TRILOGY Phase 3 program for CaPre may compete with other clinical trials for product candidates that are in the same therapeutic areas as CaPre. This competition could reduce the number and types of patients and qualified clinical investigators available to us, because some patients who might have opted to enroll in our TRILOGY Phase 3 program may instead opt to enroll in a trial being conducted by one of our competitors or a clinical trial site may not allow us to conduct our clinical program at that site if competing trials are already being conducted there. We may also encounter difficulties finding adequate clinical trial sites at which to conduct our TRILOGY Phase 3 program. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our planned TRILOGY Phase 3 program, which could impair or prevent its completion and adversely affect our ability to advance the development of CaPre.

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

The FDA and other similar regulators have substantial discretion in the approval process and may refuse to accept our application or may decide that our data is insufficient for approval and require additional clinical trials, or preclinical or other studies for CaPre. If regulatory approval for CaPre is obtained in one jurisdiction that does not necessarily mean that CaPre will receive regulatory approval in all jurisdictions in which we seek approval. If we fail to obtain approval for CaPre in one or more jurisdictions, our ability to obtain approval in a different jurisdiction may be negatively affected.

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

We are currently engaged in strategic partnership discussions with several pharmaceutical companies for the development and commercialization of CaPre. On November 20, 2017, we announced the signing of a non-exclusive non-binding term sheet with a leading China-based pharmaceutical company, and discussions with other parties are proceeding. Completion of any transaction is subject to negotiation and execution of a definitive agreement, which if signed would grant an exclusive license to commercialize CaPre in certain Asian countries, including China. Any signed preliminary agreements are preliminary and non-binding at this stage and the license, upfront payment, possible milestone payments and royalties contemplated by them will only become operative if definitive documents are executed. While the negotiation process remains ongoing with the view to reach a definitive agreement, the outcome at this point in time is uncertain and it is possible that no definitive agreement will be reached, or, if a definitive agreement is reached, that its terms and conditions may differ from those in the preliminary agreements. If we do enter into definitive documents, the near-term timing of the next steps in the advancement of our research and development of CaPre could be affected as the development of CaPre in those Asian countries may have to be pursued under a separate clinical program from our North American TRILOGY Phase 3 program.

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

Our research and development activities relating to CaPre involve the controlled use of potentially hazardous substances, including chemical materials such as acetone. Our manufacturers for CaPre will be subject to federal, provincial, state and local laws and regulations in Canada, the United States and in other jurisdictions governing laboratory procedures and the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. If any such contamination or injury were to occur, we may incur liability or local, city, provincial, state or federal authorities may curtail the use of these materials and interrupt our business operations and the production of CaPre. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Complying with environmental, health and safety laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts relating to CaPre, which could harm our business, prospects, financial condition or results of operations. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of potentially hazardous materials. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These laws and regulations may make it more difficult for us to conduct our research, development or production activities relating to CaPre and if we fail to comply with them, we could have substantial fines, penalties or other sanctions imposed against us.

Interruptions of our supply of CaPre could disrupt our planned TRILOGY Phase 3 program and, if CaPre reaches commercialization, impair any future revenue streams.

We will require much larger amounts of CaPre for purposes of our planned TRILOGY Phase 3 program and potential commercialization than we have in the past. Supply interruptions for CaPre could occur and our inventory of CaPre may not always be sufficient due to a number of factors, including:

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

We are also in the process of scaling-up our production of CaPre and CaPre may not be of comparable quality when produced in large 100 kilogram batches. If we experience interruptions in the production of CaPre, our ability to complete our planned TRILOGY Phase 3 program could be interrupted. If CaPre receives regulatory approval, interruptions in the production of CaPre or insufficient inventory levels of CaPre could have a material adverse effect on our results of operations.

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

We may be subject to foreign exchange rate fluctuations

Our reporting currency is the Canadian dollar. However, many of our expenses, such as CaPre’s chief manufacturing organization’s production activities and certain CRO arrangements for our planned TRILOGY Phase 3 program, currently are and/or are expected to be, denominated in foreign currencies, including European euros and U.S. dollars. As we currently complete financings in both Canadian and U.S. dollars, both currencies are maintained and used to make its needed payments in the applicable currency. Though we plan to implement measures designed to reduce our foreign exchange rate exposure, the U.S. dollar/Canadian dollar and European euro/Canadian dollar exchange rates have fluctuated significantly in the recent past and may continue to do so, which could have a material adverse effect on our business, financial position and results of operations.

In the past, Neptune supplied us with the krill oil needed to produce CaPre for our clinical programs, including the krill oil projected to be needed for our TRILOGY Phase 3 program, and we are now evaluating alternative suppliers.

We have sourced all of our krill oil from Neptune in the past to produce CaPre. We have sufficient krill oil inventories that we anticipate will be required to complete our TRILOGY Phase 3 program. However, in light of Neptune’s announcement of its plan to discontinue krill oil production and the sale of its krill oil inventory to Aker, we are evaluating alternative suppliers of krill oil. While we believe that alternative supplies of krill oil that can meet our specifications will be readily available, any alternative supply of krill oil may not be of comparable quality or cost to that provided by Neptune, which could negatively affect CaPre. Our reliance on third-party suppliers for krill oil exposes us to risks such as potential fluctuations in supply and reduced control over our production costs and delivery schedules for CaPre.

CaPre may cause or be perceived to cause undesirable side effects or have other properties that could delay or prevent its regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Many of the patients that we expect to enroll in our planned clinical trial may have pre-existing disorders. While such disorders may lead to serious adverse events during the clinical trial that may be found to be unrelated to CaPre, such events may create a negative safety perception and adversely impact market acceptance of CaPre following any approval.

If unacceptable side effects arise during the clinical trials for CaPre, we, the FDA or comparable foreign regulatory authorities, the Institutional Review Boards, or IRBs, or independent ethics committees at the institutions in which our studies are conducted, could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Side effects, whether treatment-related or not, could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Inadequate training in recognizing or managing the potential side effects of CaPre could result in patient injury. Any of these occurrences may harm our business, financial condition and prospects significantly.

Moreover, clinical trials of CaPre are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials, or those of any future collaborator or third party researcher, may indicate an apparent positive effect of CaPre that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of a product candidate, we, or others, discover that the product is less effective than previously believed or causes undesirable side effects that were not previously identified during the clinical trial phase, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the product or seize the product;

•	we, or any future collaborators or third party researcher, may need to recall the product, or be required to change the way the product is administered or conduct additional clinical trials;

•	restrictions may be imposed on the marketing of, or the manufacturing processes for CaPre;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements;

•	we, or any future collaborators, may be required to issue a communication outlining the risks of the previously unidentified side effects for distribution to patients;

•	we, or any future collaborators, could be sued and held liable for harm caused to patients;

•	CaPre may become less competitive; and

•	our reputation may suffer.

Any of these events could harm our business and operations and could negatively impact our share price.

Risks Related to Intellectual Property

In addition to our own patents, CaPre is covered by patents that are sublicensed to us by Neptune.

In addition to our proprietary patent applications, we have a license under the License Agreement to use certain intellectual property of Neptune to develop and commercialize CaPre and our novel and active pharmaceutical ingredients, or APIs, for use in pharmaceutical and medical food applications in the cardiovascular field.

Moreover, the intellectual property which was licensed to us has recently been acquired by Aker. Aker has granted to Neptune the right to sublicense to us certain intellectual property as necessary to allow us to maintain its license grant under the License Agreement. Accordingly, the license granted to us under the License Agreement remains in full force.

Disputes may arise between us and Neptune or Aker regarding the intellectual property that is subject to the License Agreement, including with respect to:

•	the scope of rights granted under the License Agreement and other interpretation-related issues; and

•	our right to sublicense patent and other rights to third parties under collaborative development relationships.

If our sublicense with Neptune is terminated due to a breach by us of its terms (or should the License Agreement otherwise terminate, and we are unable to enter into a direct license agreement with Aker), we may not be able to manufacture and market CaPre prior to these patents expiration in 2022. This could delay our launch by 6 to 12 months, which would have a material adverse effect on our business and financial condition.

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

We have trademarked CaPre. Our trademark may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to this trademark or may be forced to stop using this name, which we need for name recognition by potential strategic partners and customers. If we are unable to establish name recognition based on our trademark, we may not be able to compete effectively, and our business may be adversely affected.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time- consuming and unsuccessful.

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

Numerous recent changes to the patent laws and proposed changes to the rules of the various Patent Offices around the world may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. These changes may lead to increasing uncertainty with regard to the scope and value of our issued patents and to our ability to obtain patents in the future.

Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification derivation and opposition proceedings in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against the initial grant. In the course of any such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims attacked, or may lose the allowed or granted claims altogether. Depending on decisions by authorities in various jurisdictions, the laws and regulations governing patents could change in unpredictable ways that may weaken our and our licensors’ ability to obtain new patents or to enforce existing patents we and our licensors or partners may obtain in the future.

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

Risks Relating to Our Common Shares

The price of our common shares may be volatile.

Market prices for securities in general, and specifically those of development stage pharmaceutical companies, tend to fluctuate. Factors such as the announcement to the public or in various scientific or industry forums of technological innovations; new commercial products; patents, exclusive rights obtained by us or others; disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies; the commencement, enrollment or results of future clinical trials it may conduct, or changes in the development status of its product candidates; results or delays of pre-clinical and clinical studies by us or others; any delay in its regulatory filings for its product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings; a change of regulations; additions or departures of key personnel; overall performance of the equity markets; general political and economic conditions; publications; failure to meet the estimates and projections of the investment community or that it may otherwise provide to the public; research reports or positive or negative recommendations or withdrawal of research coverage by securities analysts; actual or anticipated variations in quarterly operating results; announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors; public concerns over the risks of pharmaceutical products and dietary supplements; unanticipated serious safety concerns related to the use of CaPre; the ability to finance, future sales of securities by us or our shareholders; and many other factors, many of which are beyond our control, could have considerable effects on the price of our securities. There can be no assurance that the market price of our common shares will not experience significant fluctuations in the future. As a result of any of these factors, the market price of our securities at any given point in time may not accurately reflect our value or the value of our securities.

In addition, the stock market in general, and pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common shares, regardless of our actual operating performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

Forward-Looking Statements may prove to be inaccurate.

Investors should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this Prospectus under the heading “Forward-Looking Information”.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of its shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of the shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, it may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

There can be no assurance that an active market for our common shares will be sustained.

There can be no assurance that an active market for our common shares will be sustained. Holders of common shares may be unable to sell their investments on satisfactory terms. As a result of any risk factor discussed herein, the market price of our common shares at any given point in time may not accurately reflect our long-term value. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of our common shares may result and adversely affect the liquidity of the market for our common shares.

Other factors unrelated to our performance that may have an effect on the price and liquidity of our common shares include: extent of analyst coverage; lessening in trading volume and general market interest in our common shares; the size of our public float; and any event resulting in a delisting of our common shares.

A large number of common shares may be issued and subsequently sold upon the exercise of existing warrants. The sale or availability for sale of existing warrants or other securities convertible in common shares may depress the price of our common shares.

To the extent that holders of warrants sell common shares issued upon the exercise of warrants, the market price of our common shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of common shares underlying existing warrants may cause shareholders to sell their common shares, which could further contribute to any decline in our common share market price.

Any downward pressure on the price of our common shares caused by the sale of common shares issued upon the exercise of existing warrants could encourage short sales by third parties. In a short sale, a prospective seller borrows common shares from a shareholder or broker and sells the borrowed common shares. The prospective seller anticipates that the common share price will decline, at which time the seller can purchase common shares at a lower price for delivery back to the lender. The seller profits when the common share price declines because it is purchasing common shares at a price lower than the sale price of the borrowed common shares. Such short sales of common shares could place downward pressure on the price of our common shares by increasing the number of common shares being sold, which could lead to a decline in the market price of our common shares.

We do not currently intend to pay any cash dividends on our common shares in the foreseeable future.

We have never paid any cash dividends on our common shares and we do not anticipate paying any cash dividends on our common shares in the foreseeable future because, among other reasons, we currently intend to retain any future earnings to finance our business. The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay cash dividends, which we may never do, our shareholders will not be able to receive a return on their common shares unless they sell them. See “Dividend Policy”.

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

Our management, in the ordinary course of our business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in Acasti by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for our existing products, significant distribution arrangements, the sale of our common shares and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of our common shares. Our policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell securities are doing so at a time when we are not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of our common shares.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of our ongoing business, diversion of management’s time and attention, and possible dilution to shareholders. We may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect our business and financial condition.

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

We cannot be certain that we will qualify as a foreign private issuer for our next fiscal year. If we no longer qualify as a foreign private issuer, we will no longer be exempt from the more stringent disclosure requirements applicable to U.S. companies.

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

Acasti was incorporated on February 1, 2002 under Part 1A of the Companies Act (Québec) under the name “9113-0310 Québec Inc.”. On February 14, 2011, the Business Corporations Act (Québec) (“QBCA”) came into effect and replaced the Companies Act (Québec). Acasti is now governed by the QBCA. On August 7, 2008, pursuant to a Certificate of Amendment, the Corporation changed its name to “Acasti Pharma Inc.”, its share capital description, the provisions regarding the restriction on securities transfers and the borrowing powers of the Corporation. On November 7, 2008, pursuant to a Certificate of Amendment, the Corporation changed the provisions regarding its borrowing powers. The Corporation became a reporting issuer in the Province of Québec on November 17, 2008.

Acasti’s head and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Québec H7T 0A3. The Corporation currently employs 24 full-time employees with the majority working out of the Corporation’s headquarters in Laval and its laboratory in Sherbrooke. The Corporation’s website address is http://www.acastipharma.com. The Corporation does not incorporate the information on or accessible through its website into this Prospectus, and you should not consider any information on, or that can be accessed through, its website as part of this Prospectus.

Intercorporate Relationships

The Corporation has no subsidiaries. As of the date of this annual report, Neptune Technologies & Bioressources Inc. (“Neptune”) owns 5,064,694 Common Shares, representing approximately 13.8% of the issued and outstanding Common Shares.

B.	Our Business

We are a biopharmaceutical innovator focused on the research, development and commercialization of prescription drugs using omega-3, or OM3, fatty acids derived from krill oil. OM3 fatty acids have extensive clinical evidence of safety and efficacy in lowering triglycerides, or TGs, in patients with hypertriglyceridemia, or HTG. Our lead product candidate is CaPre, an OM3 phospholipid therapeutic, which we are developing initially for the treatment of severe HTG, a condition characterized by very high or severe levels of TGs in the bloodstream (≥ 500 mg/dL). In accordance with a study published in 2009 in the Archives of Internal Medicine by Ford et al., it is estimated that three to four million people in the United States have severe HTG. In the market research commissioned by us, physicians interviewed indicated a significant unmet medical need exists for an effective, safe and well-absorbing OM3 therapeutic that can also demonstrate a positive impact on the major blood lipids associated with cardiovascular, or CV, disease risk. We believe that CaPre will address this unmet medical need, if our Phase 3 results reproduce what we observed in our Phase 2 data. We initiated TRILOGY, our Phase 3 clinical program in North America during the second half of 2017 and started clinical site activation as planned at the end of 2017. As of the date of this annual report, patients are being actively enrolled and randomized for both studies. We also believe the potential exists to expand CaPre’s initial indication to the roughly 36 million patients with high TGs (blood levels between 200 – 499 mg/dL), although at least one additional clinical trial would likely be required to expand CaPre’s indications to this segment. We may also seek to identify new potential indications for CaPre that may be appropriate for future studies and pipeline expansion. In addition, we may also seek to in-license other cardiometabolic drug candidates for drug development and commercialization.

In four clinical trials conducted to date, we saw the following beneficial effects with CaPre, and we are seeking to demonstrate similar safety and efficacy in our planned TRILOGY Phase 3 program:

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

We believe that these features could set CaPre apart from current FDA-approved OM3 treatment options, and could give us a significant clinical and marketing advantage.

About Hypertriglyceridemia

According to the American Heart Association Scientific Statement on Triglycerides and Cardiovascular Disease from 2011, TG levels provide important information as a marker associated with the risk for heart disease and stroke, especially when an individual also has low levels of HDL-C and elevated levels of LDL-C. HTG can be caused by both genetic and environmental factors, including obesity, sedentary lifestyle and high-calorie diets. HTG is also associated with comorbid conditions such as chronic renal failure, pancreatitis, nephrotic syndrome, and diabetes. Multiple epidemiological, clinical, genetic studies suggest that patients with elevated TG levels (≥ 200 mg/dL) are at a greater risk of coronary artery disease, or CAD, and pancreatitis, a life-threatening condition, as compared to those with normal TG levels. The genes regulating TGs and LDL-C are equally strong predictors of CAD, but HDL-C is not. Other studies suggest that lowering and managing TG levels may reduce these risks. In addition, the Japan EPA Lipid Intervention Study, or JELIS, demonstrated the long-term benefit of an OM3 eicosapentaenoic acid, or EPA, in preventing major coronary events in hypercholesterolemic patients receiving statin treatment. JELIS found a 19% relative risk reduction in major coronary events in patients with relatively normal TGs but a more pronounced 53% reduction in the subgroup with TGs > 150mg/dL and HDL-C < 40mg/dL. Recently published meta-analyses by Alexander et al. (Mayo Clinic Proceedings, 2017) and Maki et al. (Journal of Clinical Lipidology, 2016) suggest that EPA and docosahexaenoic acid, or DHA, may be associated with reducing coronary heart disease risk to a greater extent in populations with elevated TG levels, and that drugs lowering TG and TG-rich lipoproteins may reduce cardiovascular event risk in patients with elevated TG levels, particularly if associated with low HDL-C.

About CaPre

CaPre is a highly purified, proprietary krill oil-derived mixture containing polyunsaturated fatty acids, or PUFAs, primarily composed of OM3 fatty acids, principally eicosapentaenoic acid, or EPA, and docosahexaenoic acid, or DHA, present as a combination of phospholipid esters and free fatty acids. EPA and DHA are well known to be beneficial for human health, and according to numerous recent clinical studies, may promote healthy heart, brain and visual function, and may also contribute to reducing inflammation and blood TGs. Krill is a natural source of phospholipids and OM3 fatty acids. The EPA and DHA contained in CaPre are delivered as a combination of OM3s as free fatty acids and OM3s bound to phospholipid esters. Both forms allow these PUFAs to reach the small intestine where they undergo rapid absorption and transformation into complex fat molecules that are required for lipid transport in the bloodstream. We believe that EPA and DHA are more efficiently transported by phospholipids sourced from krill oil than the EPA and DHA contained in fish oil that are transported either by TGs (as in dietary supplements) or as ethyl esters in other prescription OM3 drugs (such as LOVAZA and VASCEPA), which must then undergo additional digestion before they are ready for transport into the bloodstream. The digestion and absorption of OM3 ethyl ester drugs requires a particular enzymatic process that is highly dependent on the fat content of a meal – the higher the fat content, the better the OM3 ethyl ester absorption. High fat content meals are not recommended in patients with HTG. We believe that CaPre’s superior absorption profile could represent a significant clinical advantage, since taking it with a low-fat meal represents a healthier and more realistic regimen for patients with HTG who must follow a restricted low-fat diet.

CaPre is intended to be used as a therapy combined with positive lifestyle changes, such as a healthy diet and exercise, and can be administered either alone or with other drug treatment regimens such as statins (a class of drug used to reduce LDL-C). CaPre is intended to be taken orally once or twice per day in capsule form.

Potential Market for CaPre

We believe a significant opportunity exists for OM3 market expansion because, among other things:

•	cardiovascular diseases, or CVD, and stroke are the leading causes of morbidity and mortality in the United States. The burden of CVD and stroke in terms of life-years lost, diminished quality of life, and direct and indirect medical costs also remains enormous;

•	evidence suggests potential for OM3s in other cardiometabolic indications; and

•	based on the assumption that the REDUCE-IT trial sponsored by Amarin and the STRENGTH trial sponsored by Astra Zeneca, or the CV outcome trials, will be positive, key opinion leaders interviewed by DP Analytics in the study described further below estimated that they would increase their own prescribing of OM3s by 42% in patients with high TGs (blood levels between 200 – 499 mg/dL) and by 35% in patients with severe HTG.

According to the American Heart Association, the prevalence of HTG in the United States and globally correlates to the aging of the population and the increasing incidence of obesity and diabetes. Market participants, including the American Heart Association, have estimated that one-third of adults in the United States have elevated levels of TGs (TGs >150 mg/dL), including approximately 36 million people diagnosed with high HTG, and 3 to 4 million people diagnosed with severe HTG. Moreover, according to Ford, Archives of Internal Medicine in a study conducted between 1999 and 2004, 18% of adults in the United States, corresponding to approximately 40 million people, had elevated TG levels equal to or greater than 200 mg/dl, of which only 3.6% were treated specifically with TG-lowering medication. We believe this data indicates there is a large underserved market opportunity for CaPre.

In 2015, CaPre’s target market in the United States for severe HTG was estimated by IMS NSP Audit data to be approximately $750 million, with approximately 5 million prescriptions written annually over the prior four years. The total global market was estimated by GOED Proprietary Research in 2015 to be approximately $2.3 billion. We believe there is the potential to greatly expand the treatable market in the United States to the approximately 36 million people with high HTG, assuming favorable results from the CV outcome studies that are currently ongoing. These CV outcome trials are expected to report in mid-2018 (the REDUCE-IT trial sponsored by Amarin) and 2019 (the STRENGTH trial sponsored by Astra Zeneca) and are designed to evaluate the long-term benefit of lowering TGs on cardiovascular risks with prescription drugs containing OM3 fatty acids. If these trials are successful, additional clinical trials would likely be required for CaPre to also expand its label claims to the high HTG segment. Given the large portion of the adult population in the United States that have elevated levels of TGs but who go largely untreated, we believe there is the potential for a very significant increase in the total number of patients eligible for treatment if the CV outcome trials are positive.

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

Except as otherwise indicated, all of the information that follows under this heading has been derived from secondary sources, including audited U.S. prescribing data, and from a qualitative U.S. commercial and primary market research assessment conducted for us by DP Analytics, A Division of Destum Partners, Inc., or Destum, a market research firm, dated August 19, 2016, which we refer to as the Destum Market Research. In its market analysis for CaPre, Destum utilized secondary market data and reports and conducted primary qualitative market research with physicians and third-party payers, such as PBMs. One-on-one in-depth phone interviews lasting on average 30-60 minutes were conducted with 22 physicians and 5 PBMs, and key qualitative data was obtained by Destum on current clinical practice for treating patients with HTG, and their perceptions of the current unmet medical need in treating patients with HTG. All interviews were conducted by the same individual at Destum and recorded to ensure consistency and collection of key data points. Destum utilized OM3 prescription data from 2009 to 2015 to estimate the size of CaPre’s potential market. Based on its discussions with the PBMs, Destum also assumed CaPre would be viewed favorably by payers at launch (e.g., Tier 2 or 3, depending on payer plan, which is comparable to LOVAZA and VASCEPA). Upon completing the screening questionnaire and being approved for inclusion in Destum’s study, key opinion leaders, or KOLs, and high volume prescribers, or HVPs, were provided with a study questionnaire and were asked to comment on a target profile for a potential new OM3 “Product X” offering a “trifecta” of cardio-metabolic benefits similar to the potential efficacy and safety benefits demonstrated by CaPre in our two Phase 1 pharmacokinetic studies and two Phase 2 clinical trials, which we refer to as the Target Product Profile. Respondents were told that the unidentified product was being prepared for a TRILOGY Phase 3 program designed to confirm with statistical significance the product’s safety and efficacy in patients with severe HTG. The Target Product Profile was used by Destum strictly for market research analysis purposes and should not be construed as an indication of future performance of CaPre and should not be read as an expectation or guarantee of future performance or results of CaPre, and will not necessarily be an accurate indication of whether or not such results will be achieved by CaPre in our planned TRILOGY Phase 3 program. We subsequently retained Destum as our exclusive advisor and business development consultant to identify potential strategic partners for CaPre, under which Destum may be entitled to a success fee if a business arrangement or transaction is consummated. Destum’s market research and its conclusions were substantially completed prior our entry into this agreement with Destum.

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

In both Phase 2 clinical trials, CaPre significantly lowered TGs in patients with mild to severe HTG. Importantly, in these studies, CaPre also demonstrated no deleterious effect on LDL-C (unlike LOVAZA and EPANOVA, which have been shown to significantly increase LDL-C in patients with severe HTG). Further, our Phase 2 data indicated that CaPre may actually reduce LDL-C. LDL-C is undesirable because it accumulates in the walls of blood vessels, where it can cause blockages (atherosclerosis). In the Phase 2 trials, CaPre also reduced non-HDL-C (all cholesterol contained in the bloodstream except HDL-C), which is also considered to be a marker of cardiovascular disease. The COLT trial data showed a mean increase of 7.7% in HDL-C with CaPre at 4 grams per day (p=0.07). Further studies in our planned TRILOGY Phase 3 program are required to demonstrate CaPre’s statistical significance with HDL-C.

We believe that these multiple potential cardiovascular benefits, if confirmed in our planned TRILOGY Phase 3 program, could be significant differentiators for CaPre in the marketplace, as no currently approved OM3 drug has shown an ability to positively modulate these four major blood lipid categories (TGs, non-HDL-C, LDL-C and HDL-C) in the treatment of severe HTG. We also believe that if supported by additional clinical trials, CaPre has the potential to become the best-in-class OM3 compound for the treatment of mild to moderate HTG.

On September 14, 2016, we announced positive data from our completed comparative bioavailability study, or the Bridging Study. The Bridging Study was an open-label, randomized, four-way, cross-over, bioavailability study comparing CaPre, given as a single dose of 4 grams in fasting and fed (high-fat) states, as compared to the FDA-approved HTG drug LOVAZA (OM3-acid ethyl esters) in 56 healthy volunteers. The protocol was reviewed and approved by the FDA. The primary objective of the Bridging Study was to compare the bioavailability of CaPre to LOVAZA, each administered as a single 4-gram dose with a high-fat meal, which is the condition under which administration of OM3 drugs will yield the highest levels of EPA and DHA in the blood, and therefore has the highest potential for toxicity. To allow us to rely on the long-term safety data of LOVAZA to support a 505(b)(2) NDA for CaPre, our results had to show that the blood levels of EPA and DHA resulting from a single 4-gram dose of CaPre are not significantly higher than from a single 4-gram dose of LOVAZA under fed (high-fat meal) conditions. The Bridging Study met all of its objectives and demonstrated that the levels of EPA and DHA following administration of CaPre did not exceed corresponding levels following administration of LOVAZA in subjects who were fed a high-fat meal. We expect that these results will support a claim by us that CaPre and LOVAZA have a comparable safety profile. Also, among subjects in a fasting state, CaPre demonstrated better bioavailability than LOVAZA, as measured by significantly higher blood levels of EPA and DHA. Since most HTG patients must follow a restricted low-fat diet, we believe that CaPre’s strong bioavailability profile could provide a more effective clinical solution for these patients.

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

The PK profile of CaPre following multiple 4-gram doses obtained in the CAP13-101 study at Day 14 was compared to the results obtained in a similar PK study (Offman 2013 - ECLIPSE 2) where LOVAZA was also administered at 4 grams a day for 14 days with a low-fat diet. Although CaPre contains approximately 2.5 times less EPA and DHA compared to LOVAZA (approximately 310 mg/1g capsule for CaPre versus 770 mg/1g capsule for LOVAZA), when administered with a low-fat meal, CaPre plasma levels of EPA and DHA are very similar to those of LOVAZA, as indicated by the area under the plasma drug concentration against time curve, or AUC, and the maximal plasma drug concentration. This study gives us confidence in the dosing and design of our planned TRILOGY Phase 3 program.

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

Our Study CAP13-101 CaPre Pharmacokinetics Shows No Significant Food Effect

The graph below presents a summary of the effects of CaPre on patients’ lipid profiles as obtained in our completed TRIFECTA and COLT Phase 2 clinical trials. 90% of the patients in these clinical trials had mild to moderate HTG (levels between 200 - 499 mg/dL) and 10% of patients had severe HTG (levels between 500 and 877 mg/dL), which was the maximum level of TGs permitted by Health Canada’s study protocol. Only 30% of the participating patients were taking statins, which we believe is important because statins appear to enhance the TG-lowering effect of OM3s. In contrast, in our competitors’ summary data that follows, 100% of the patients in those studies with mild to moderate HTG were taking statins with their OM3s.

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

The CaPre 2-gram bar graph in the table below shows the results from patients in our TRIFECTA trial who were taking statins. A statistically significant reduction in TGs (-25.7% placebo corrected) was seen in that statin subgroup. The CaPre 4-gram bar graph in the table below shows patient results only from our COLT trial (as there was no 4-gram component for our TRIFECTA). None of the results were statistically significant at 4 grams of CaPre, potentially due to the small number of patients (22) in the statins subgroup.

As seen in the larger full study analyses in the tables above, CaPre does not show any deleterious effect on LDL, and shows the potential to decrease LDL and increase HDL (p=0.07). These observations will need to be confirmed in our planned TRILOGY Phase 3 program.

Our Sub-Group Analysis in Patients Treated with Statins1 vs Independent Competitor Data2: Potential for CaPre Trifecta Effect

* Indicates results reached statistical significance

1.	CaPre subgroup analyses on patients treated with statins: TRIFECTA for 2g (N=39) and COLT for 4g (N=22). For CaPre 2g, results for LDL-C, HDL-C, and non-HDL-C are based on descriptive statistics only (no statistical testing was conducted). For CaPre 4g, no results are statistically significant which may be explained by the small number of patients.

2.	All patients on a statin background: LOVAZA (N=122 for 4g), VASCEPA (N= 234 for 2g, N=227 for 4g), EPANOVA (N=209 for 2g, N=207 for 4g). Statins have been shown to enhance the efficacy of OM3 products – VASCEPA NDA 202057. Statistical review, section 4.2 ‘‘Other special/Subgroup populations’, p. 107; and Maki K et al. Clin. Ther. 2013

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

Our Nonclinical Research

In addition to our Phase 2 clinical trials, we carried out an extensive nonclinical program to demonstrate the safety of CaPre in a defined set of studies required by the FDA. These studies were carried out by contract research organizations with Good Laboratory Practice certification and conducted on various species of animals recommended by the FDA to investigate the long-term effects of CaPre at doses of up to 65 grams of human equivalent dose over 39 weeks. In these studies, hematological, biochemical, coagulation and overall health parameters of CaPre were evaluated and no toxic effects were observed in any of the segments of the studies. Other studies focused on the potential toxic effects of CaPre on vital systems, such as the cardiovascular, respiratory and central nervous system as evaluated by behavioral studies of the various species. These studies showed that CaPre did not have any adverse or toxic effects on any of the vital systems investigated, again up to doses well above the recommended clinical dose of CaPre. To rule out short term toxic effects of CaPre on genes, genomic toxicity studies were undertaken on accepted cellular and animal models. These studies showed no toxic effects of CaPre on any of the genetic markers indicative of potential gene altering toxic effects.

We believe the studies conducted to date indicate that CaPre is well-tolerated and shows no toxic effects on any of the physiological and vital systems of the tested animals or their genes or molecules at doses well above CaPre’s anticipated clinical therapeutic dose of 4 grams daily.

In parallel to our TRILOGY Phase 3 program, we will have to complete additional nonclinical studies, including a pre- and postnatal development study in rodents and a 26-week oral carcinogenicity study in transgenic homozygous rasH2 mice. These nonclinical studies will be required to support a NDA for CaPre.

Our TRILOGY Phase 3 Program Design

In March 2017, we announced our plans to proceed with our TRILOGY Phase 3 program following our End-of-Phase 2 meeting with the FDA in February 2017. Based on the guidance we have received from the FDA, we are now conducting two pivotal, randomized, placebo-controlled, double-blinded Phase 3 studies to evaluate the safety and efficacy of CaPre in patients with severe HTG. These studies of 26-week duration will evaluate CaPre’s ability to lower TGs from baseline in approximately 500 patients (approximately 250 per study) randomized to either 4 grams daily or placebo. The FDA’s feedback supported our plan to conduct two studies in parallel, potentially reducing the cost and shortening the time to an NDA submission. These studies will be conducted in approximately 150 sites across North America.

The primary endpoint of these studies is to determine the efficacy of CaPre at 4 grams/day compared to placebo in lowering TGs after 12 weeks in severe HTG patients, and to confirm safety. The study was designed to provide at least 90% statistical power to detect a difference of at least a 20% decrease from baseline in TGs between CaPre and placebo. In addition, the Phase 3 studies will include numerous secondary and exploratory endpoints, which are designed to assess the effect of CaPre on the broader lipid profile and certain metabolic, inflammatory and CV risk markers.

Late in 2017, based on feedback from the FDA, Acasti finalized its Chemistry, Manufacturing, and Controls plans and the clinical trial design that supports Acasti’s TRILOGY Phase 3 program. In parallel with the Phase 3 clinical trial planning, additional cGMP production lots of API (known as NKPL66) and CaPre were manufactured during the fourth quarter, enabling Acasti to continue to accumulate the CaPre and placebo inventory required to support the activation of clinical trial sites and patient randomization. Acasti also purchased additional raw krill oil material from Neptune to adequately supply the entire Phase 3 clinical program and to ensure sufficient material to prepare for validation and future commercial activities.

During the quarter ended December 31, 2017, we further advanced our clinical development of CaPre. We initiated TRILOGY, our Phase 3 clinical program and began site activation and patient enrollment at the end of 2017. We are working with a major clinical research organization to manage our TRILOGY Phase 3 program. Continued site activation, patient recruitment and enrollment, patient screening and randomization are now underway.

In November 2017, we announced that Dariush Mozaffarian, M.D., Dr.P.H., agreed to serve as the principal investigator of our Phase 3 clinical program. Dr. Mozaffarian is a cardiologist and epidemiologist serving as the Jean Mayer Professor of Nutrition & Medicine, and the Dean of the Friedman School of Nutrition Science & Policy at Tuft’s University. His widely published research focuses on how diets, such as those rich in OM3s and lifestyle influence cardiometabolic health, and how effective policies can improve health and wellness.

The following chart illustrates the expected design and dosing of our TRILOGY Phase 3 program for CaPre.

Planned Phase 3 Clinical Program

Clinical Trial Process and Timeline

During the second half of 2017, our clinical research organization, or CRO, began the process of identifying a sufficient number of clinical sites with experienced investigators to conduct the two Phase 3 clinical trials. Site activation involves negotiating a contract, gaining approval from the site’s Institutional Review Board, or IRB, and delivery of clinical supplies. It was determined that approximately 150 sites across North America will be used to randomize the total of nearly 500 patients with severe HTG required to complete the two Phase 3 studies. Site activation was initiated in the fourth quarter of 2017, and is currently ongoing. Site activation runs concurrently with patient screening and enrollment in order to secure an adequate number of sites to achieve the patient enrollment goals of the program.

Initiating a clinical trial involves numerous steps to engage investigators to screen and qualify patients as participants, prior to randomizing them to test the investigational drug. This entire screening and randomization process takes an average of six to nine weeks. Patient recruitment is conducted by each clinical trial site, supported by resources provided by the CRO. After a patient is identified by the investigator as a possible candidate for the clinical trial, they are screened to determine their eligibility for trial enrollment. The screening period takes four to six weeks. Patients must meet the inclusion criteria of the study, as described in the trial plan, also known as a protocol. We expect each patient will require two screening visits with the investigator’s clinical staff, whereby medical history and patient consent are obtained. This further qualification process takes two to three weeks.

When patient qualification is confirmed, the process of randomization begins. Approximately 245 patients should be randomized in each Phase 3 study. This sample size per study would provide 90% statistical power to detect at least a 20% decrease in TG levels from baseline to week 12 between CaPre and placebo with a two-sided α at 0.05 (primary endpoint), a difference that is believed to be clinically relevant. A randomized controlled trial is designed to reduce bias when testing an investigational treatment. The process of assigning patients to these groups by chance, rather than choice, is called randomization. The groups are referred to as the experimental group or the control group. In the Phase 3 clinical trials, patients will be assigned to either receive CaPre (experimental) or placebo (control). Each patient will be on CaPre or placebo for a period of 26 weeks.

The two Phase 3 clinical trials will proceed to dosing both the experimental and control groups, according to the protocol, to assess CaPre’s efficacy and safety compared to placebo. In these double-blind studies, neither the patients nor the investigator knows which treatment (experimental drug or placebo) a patient receives. Only after all data has been recorded and analyzed will such investigators and participants learn which were which. The trial conduct and patient safety are rigorously monitored to ensure regulatory compliance and to maintain the integrity of the study in order to assess outcomes.

We began patient randomization in the two Phase 3 trials in the first calendar quarter of 2018, and the two Phase 3 trials are expected to take approximately 18 months to complete. More specifically, the enrollment period takes approximately one year and the treatment period takes approximately 26 weeks per patient randomized. We plan to complete the program in mid-2019, and to report topline results from the parallel trials by the end of 2019.

Our Regulatory Strategy for CaPre

Our strategy is to develop and initially commercialize CaPre for the treatment of severe HTG. The TRILOGY Phase 3 program was initiated during the second half of 2017 and has been designed to evaluate the clinical effect of CaPre on TGs, non-HDL-C, LDL-C, and HDL-C levels together with a variety of other cardiometabolic biomarkers in patients with severe HTG.

In December 2015, we announced that we intend to pursue a 505(b)(2) regulatory pathway towards an NDA approval in the United States. A 505(b)(2) regulatory pathway is defined in the U.S. Federal Food Drug and Cosmetic Act (FDCA) as an NDA containing investigations of safety and effectiveness that are being relied upon for approval and were not, in whole, conducted by or for the applicant, and for which the applicant has not obtained a right of reference. 505(b)(2) regulatory pathways differ from a typical NDA because they allow a sponsor to rely, at least in part, on the FDA’s findings of safety and/or effectiveness for a previously- approved drug. We intend to pursue the 505(b)(2) regulatory pathway as a strategy to leverage the large body of safety data for LOVAZA, which could accelerate and streamline the development of CaPre and reduce associated costs and risks.

In connection with our intended use of the 505(b)(2) pathway, the FDA supported our proposal to conduct our Bridging Study that compared CaPre (which has an OM3 free fatty acid/phospholipid composition) with the FDA-approved OM3 drug LOVAZA (which has an OM3-acid ethyl esters composition) in healthy volunteers. In February 2017, we met with the FDA to review our Bridging Study data. We confirmed with the FDA the 505(b)(2) regulatory approach, which allows us to use the safety data for LOVAZA, and we finalized the study design for the two Phase 3 TRILOGY clinical trials, which will be required for NDA approval. The first clinical sites for our TRILOGY Phase 3 program (as described above), were initiated on schedule at the end of 2017, and the TRILOGY 1 and 2 trials are currently proceeding according to plan.

Our planned key milestones and development timeline are presented below.

Our Intellectual Property Strategy

Under a license agreement we entered into with Neptune in August 2008, which was later amended on February 9, 2009 and March 7, 2013 (the “License Agreement”), we received an exclusive license to use certain intellectual property of Neptune (which includes several patents) to develop and commercialize CaPre and our novel and active pharmaceutical ingredients, or APIs, for use in pharmaceutical and medical food applications in the cardiometabolic field. The term of the License Agreement expires on the date of the last-to-expire licensed patents in 2022. As a result of a royalty prepayment transaction we entered into with Neptune on December 4, 2012, we are no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of the licensed intellectual property.

On August 8, 2017, Neptune announced that it sold its krill oil inventory and intellectual property to Aker BioMarine Antarctic AS, or Aker. The sold intellectual property included the intellectual property to which rights were granted to Acasti under the License Agreement. As part of that transaction, Aker entered into a patent license agreement, or Aker Patent License Agreement, with Neptune pursuant to which it granted to Neptune the right to sublicense back to Acasti certain intellectual property as necessary to allow the Corporation to maintain its license grant under the original License Agreement. Accordingly, the license granted to the Corporation under the License Agreement remains in force.

Upon the expiry of our license agreement with Neptune, we believe that CaPre will be covered under our own issued and pending patents, and we do not believe that we will afterwards require any license from Neptune to support the commercialization of CaPre.

We continue to expand our own intellectual property, or IP, patent portfolio. We have filed patent applications in 23 jurisdictions, including with the European Patent Office (but excluding the individual countries where we have subsequently registered), and in countries in North America, Asia and Australia for our “Concentrated Therapeutic Phospholipid Composition”, or Proprietary Composition, to treat HTG. We currently have 22 issued or allowed patents and 18 patent applications pending.

Two U.S. patents, U.S. Patent Nos. 8,586,567 and 9,475,830, have issued which relate to the use of concentrated therapeutic phospholipid compositions for treating or preventing diseases associated with cardiovascular disease, comprising administering an effective amount of a concentrated therapeutic phospholipid composition. More specifically, U.S. Patent No. 8,586,567 covers a method of reducing serum TG levels comprising administering to a subject an effective amount of a concentrated phospholipid (PL) composition having, among other things, a concentration of total phospholipids in the composition of about 66% (w/w). U.S. Patent No. 9,475,830 covers a method of treating HTG comprising administering to a subject a therapeutically effective amount of a concentrated therapeutic phospholipid composition, having, among other things, a concentration of total phospholipids in the composition of about 60% (w/w). We also filed a U.S. continuation patent application (U.S. Patent Application Serial No. 15/258,044) to pursue claims directed towards a composition encompassing an extract comprising a PL content between about 60% to about 99%.

In 2017, additional patents were granted to us by the Taiwanese, Korean, and Australian patent offices to protect our Proprietary Composition using compositions of matter claims and medical use claims. In 2018, Acasti was also granted patents by the Canadian Intellectual Property Office, the European Patent Office (EPO), the Russian Patent Office, and the Japanese Patent Office for the Proprietary Composition all of which contain compositions of matter claims and medical use claims. Accordingly, patent protection for the Proprietary Composition has now been secured in for example Australia, Canada, China, Europe (including Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, United Kingdom, Italy, Netherlands, Norway, Portugal and Sweden), Japan, Korea, Russia, Saudi Arabia, Taiwan, the U.S. and South Africa.

A patent is generally valid for 20 years from the date of first filing. However, patent terms can be subject to extensions in some jurisdictions in order to compensate, for example, for delays caused by the patent office during prosecution of the patent application or for regulatory delays during the pre-market approval process.

We believe these patents and patent applications increase potential commercial opportunities for CaPre, including through possible licensing and partnership opportunities. We are committed to building a global portfolio of patents to ensure long-lasting and comprehensive intellectual property protection and to safeguard potentially valuable market expansion opportunities.

Our Australian patent No. 2010312238 was opposed by Enzymotec Ltd., but that opposition has been since been discontinued. Our patent No. 600167 in New Zealand, which is in force until 2030 and relates to a concentrated phospholipid composition comprising 60% PL and method of using the same for treating cardiovascular diseases, has been opposed by BIO-MER Ltd. The evidentiary stage in the New Zealand patent opposition has been completed. The next step is the Hearing. In our view, no new prior art has been presented that was not already considered in other jurisdictions, such as in the United States and Japan, where our patents are in force.

The trademark CaPre® is registered in the United States, Canada, Australia, China, Japan and Europe. In addition, we also protect our optimization and extraction processes through provisional patents, industrial trade secrets and know-how.

Manufacturing of CaPre

We are developing CaPre as a new chemical entity (which means a novel chemical product protected by patents), and we plan to conduct our TRILOGY Phase 3 program using good manufacturing practices, or cGMP, good clinical practices, or cGCP, and good laboratory practices, or cGLP.

The contract manufacturing organizations, or CMOs, selected by us for manufacturing and packaging are all cGMP compliant. In preparation for our TRILOGY Phase 3 program, working together with our pharmaceutical CMOs, we advanced the installation and qualification of the proprietary extraction and purification equipment used to manufacture CaPre. We ran our first scaled cGMP production lots of CaPre at CordenPharma’s Chenôve facility in Dijon, France during the first half of 2017. Batch sizes of 10 to 12 kilograms of CaPre have been successfully produced and tested clinically, and we scaled up to 100 kg/day in late 2017 to fulfill the clinical product requirements for our TRILOGY Phase 3 program and initial commercial launch. As of the date of this annual report, we have completed 9 clinical lots of NKPL66 and CaPre for our Phase 3 studies.

Our Business and Commercialization Strategy

Key elements of our business and commercialization strategy include initially obtaining regulatory approval for CaPre in the United States for severe HTG. We plan to launch CaPre ourselves in the US market. Our preferred strategy outside the United States is to commercialize CaPre through regional or country-specific strategic partnerships, and to potentially seek support and funding from each partner for in-country clinical development, registration and commercialization activities. We believe that a late development-stage and differentiated drug candidate like CaPre could be attractive to various global, regional or specialty pharmaceutical companies, and we are taking a targeted approach to partnering and licensing in various geographies. We also recently hired a Chief Commercial Officer who is chartered with developing and implementing our ex-US partnering strategies, as well as the US launch planning and execution. See “Recent Developments”.

Our key commercialization goals include:

•	complete our TRILOGY Phase 3 program and, assuming the results are positive, file a new drug application, or NDA, to obtain regulatory approval for CaPre in the United States, initially for the treatment of severe HTG, with the potential to afterwards expand CaPre’s indication to the treatment of high TGs (although at least one additional clinical trial would likely be required to expand CaPre’s indication to this segment);

•	continue to strengthen our patent portfolio and other intellectual property rights;

•	continue planning for the potential launch of CaPre in the United States; and

•	continue to pursue strategic opportunities outside of the United States, such as licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions, to provide development capital, market access and other strategic sources of capital.

In addition to completing our TRILOGY Phase 3 program, we expect that additional time and capital will be required to complete the filing of an NDA to obtain FDA approval for CaPre in the United States, and to complete business development collaborations, marketing and other pre-commercialization activities before reaching the commercial launch of CaPre.

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

Raw Materials

We use semi-refined raw krill oil as our primary raw material to produce CaPre. Krill is generally harvested in Antarctic waters. The total quantity of the krill species is estimated to be at least 500,000,000 metric tons. The krill biomass is the world’s most abundant biomass and is monitored to help ensure sustainable cultivation. Historically, we have sourced all of our krill oil from Neptune. On August 8, 2017, Neptune announced its near-term plan to discontinue krill oil production and the sale of its krill oil inventory and intellectual property to Aker. In the three-month period ending December 31, 2017, we purchased a reserve of krill oil from Neptune that will be used in the production of CaPre capsules for our Phase 3 clinical trials. We believe that alternative supplies of krill oil that can meet our specifications will be readily available and we are currently evaluating alternative suppliers of krill oil. At March 31, 2018, a reserve of krill oil was stored at Neptune’s facility located in Sherbrooke, Québec.

Employees, Specialized Skills and Knowledge

Our management consists of professionals from business development, sales and marketing, clinical development, pharmaceutical manufacturing, finance and science backgrounds. Our research team includes scientists with expertise in pharmaceutical development, chemistry, manufacturing and controls, nonclinical and clinical studies, pharmacology, regulatory affairs, quality assurance/quality control, intellectual property and strategic alliances. We currently employ 24 full-time employees with the majority working out of the Corporation’s headquarters in Laval and its laboratory in Sherbrooke. We generally require all of our employees to enter into invention assignment, non-disclosure and non-compete agreements. We rely, in part, on some administrative and general accounting support from Neptune, and we also rely on third-party consultants from time to time. Our employees are not covered by any collective bargaining agreement or represented by a trade union.

Additional Information About Our Phase 2 Clinical Trials

Our COLT Trial

Our COLT clinical trial, which was completed in 2014, was a randomized, open-label, dose-ranging, multi-center trial in Canada designed to assess the safety and efficacy of CaPre in the treatment of patients with TG levels between 200-877 mg/dL. The primary objectives of the COLT study were to evaluate the safety and efficacy of 0.5 gram, 1 gram, 2 grams and 4 grams of CaPre per day in reducing fasting plasma TGs over 4 and 8 weeks, as compared to the standard of care alone.

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

After 8 weeks of treatment, patients treated with 1 gram of CaPre for the first 4 weeks of treatment and 2 grams for the following 4 weeks, showed a statistically significant TG mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1-2 grams patient population as compared to a 7.1% reduction for the standard of care. After 8 weeks of treatment, patients treated with 2 grams of CaPre for the entire 8 weeks showed statistically significant TG mean improvements of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2 grams as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4 grams for the entire 8 weeks showed statistically significant TG, non-HDL-C and HbA1C mean improvements of 14.4% and 9.8% and 15.0%, respectively, as compared to standard of care. The 4-gram group showed mean improvements in:

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

CaPre successfully met the TRIFECTA’s study’s primary objective. The placebo-corrected percentage change in TGs were decreases of 9.1% (p=0.049) and 9.7% (p=0.044) for 1 gram and 2 grams of CaPre, respectively. Key secondary objectives were also met:

•	there was a statistically significant decrease in non-HDL-C versus placebo (p=0.038), with the 2-gram group decreasing by 5.3% from baseline versus placebo over the 12-week period;

•	HDL-C (good cholesterol) slightly increased at both the 1-gram and 2-gram levels; and

•	LDL-C (bad cholesterol) and slightly decreased at the 2-gram level.

Finally, a statistically significant dose response increase in the OM3 index for patients on 1 gram and 2 grams versus placebo was noted. The OM3 index reflects the percentage of EPA and DHA in red blood cell fatty acids and the risk of cardiovascular disease is considered to be lower as the OM3 index increases.

CaPre was found to be safe and well tolerated at all doses tested, with no serious adverse events that were considered treatment- related. Out of 387 randomized patients, a total of 7 (1.8%) were discontinued as a result of adverse events, three were on placebo, two were on 1 gram and two were on 2 grams. The predominant incidence was gastrointestinal-related, with no difference between CaPre and placebo. The safety profiles of patients on CaPre and placebo were similar.

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

Government Regulation

United States Drug Development

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record- keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products such as CaPre. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority.

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

In order to be marketed in the United States, CaPre must be approved by the FDA through the NDA review process. The process required before a drug may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical (animal) and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission of an investigational new drug, or IND, which must become effective before human clinical trials may begin in the United States;

•	performance of adequate and well-controlled clinical trials in accordance with the applicable IND and other clinical study- related regulations, such as current Good Clinical Practices, to establish the safety and efficacy of the proposed drug for its proposed indication;

•	submission of an NDA for a new drug;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of potential FDA audit of the nonclinical and/or clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

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

Recent Developments

On April 20-21, 2018, we hosted a well-attended investigators meeting for the TRILOGY Phase 3 studies in Fairfax, VA. The aim of the investigators meeting was to ensure that the clinical studies are conducted in compliance with the clinical study protocol, guidelines and applicable regulations. Approximately 200 attendees participated in this meeting which was composed of physicians, study nurses and study coordinators representing 90 of the TRILOGY clinical sites together with the clinical team of Acasti, our CRO, and the lead Principal Investigator for the TRILOGY studies, Dariush Mozaffarian, M.D., Dr.P.H., who also presented at the meeting. Dr. Mozaffarian is a highly regarded cardiologist at Tufts University, and his research focuses on the influence of omega-3s, diet and lifestyle on cardiometabolic health.

On April 24, 2018, we announced the entering into of an underwriting agreement with Mackie Research Capital Corporation (“Mackie”) in respect of a public offering of units, with each unit consisting of one common share and one common share purchase warrant (the “Offering”). On May 9, 2018, we announced the closing of the Offering pursuant to which we issued 9,530,000 units at a price of $1.05 per unit for aggregate gross proceeds to us of $10,006,500. The common share purchase warrants comprising the units are exercisable at any time prior to May 9, 2023 at an exercise price of $1.31 per common share. On May 14, 2018, we announced that Mackie had exercised the over-allotment option in full pursuant to which we issued, on the same date, 1,429,500 additional units upon the same terms as set forth above for additional aggregate gross proceeds to us of $1,500,975. In consideration for the services rendered by Mackie in connection with the Offering, we paid Mackie a cash commission equal to 7% of the gross proceeds raised under the Offering and granted non-transferrable broker warrants equal to 5% of the number of units sold under the Offering exercisable at any time prior to May 9, 2023 at an exercise price of $1.05 per common share.

On April 27, 2018, we announced the appointment of Donald Olds to our board of directors and audit committee. See “Item 6. Directors, Senior Management and Employees – Directors and Senior Management.”

On May 18, 2018, we announced that we retained Crescendo Communications, LLC to provide us with investor relations services in the United States.

On June 4, 2018, we announced the appointment of Mr. Brian Groch as our Chief Commercial Officer. Mr. Groch brings over 25 years of senior experience in the healthcare and life science industries, including product commercialization, developing and executing global sales strategies, business development, and operations. Mr. Groch will drive our global commercialization strategy including US launch planning and execution, and commercial partnering activities in the rest of the world. See “Item 6. Directors, Senior Management and Employees – Directors and Senior Management.”

Laurent Harvey, our VP of Clinical and Nonclinical Affairs, announced he will be resigning effective July 9, 2018. The TRILOGY program is well underway and enrollment is progressing according to schedule. We do not plan to replace Mr. Harvey as there is a strong clinical team in place that is well supported by our CRO and consultants.

As of June 26, 2018, we have activated 110 clinical sites, 463 patients have been enrolled and 41 patients have been randomized for the CaPre TRILOGY Phase 3 program. Additional cGMP production lots of active pharmaceutical ingredient (API) and CaPre were manufactured during the fourth quarter, enabling us to continue to accumulate the CaPre and placebo inventory required to support the TRILOGY trials.

C.	Organizational Structure

We have no subsidiaries. As of the date of this annual report, Neptune owns 5,064,694 of our common shares, representing 13.8% of our currently issued and outstanding common shares.

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

We have entered into an agreement CordenPharma Chenôve, a third party CMO, for the manufacturing of CaPre clinical material for the purposes of our planned TRILOGY Phase 3 program in accordance with cGMP regulations imposed by the FDA.

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

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this annual report under “Item 3.D - Risk Factors” and factors described in documents that we may furnish from time to time to the SEC. Although the forward-looking information is based upon what we believe to be reasonable assumptions, no person should place undue reliance on forward-looking information since actual results may vary materially from the forward-looking information. Except as required by law, we undertake no obligation to update publicly or revise any forward- looking statements because of new information. Please refer to “Special Note Regarding Forward-Looking Statements” at the beginning of this annual report for additional details.

Management’s Discussion and Analysis of Financial Situation and Operating Results For Year Ended March 31, 2018, Thirteen-Month and One-Month Periods Ended March 31, 2017, Twelve-Month Period Ended February 28, 2017, and Year Ended February 29, 2016

Introduction

This management discussion and analysis, or MD&A, is presented in order to provide the reader with an overview of our financial results and changes to our financial position as at March 31, 2018 and for the year then ended. This MD&A also explains the material variations in our financial statements of operations, financial position and cash flows for our fiscal year ended March 31, 2018, the thirteen-month and one-month periods ended March 31, 2017, the twelve-month period ended February 28, 2017, and the fiscal year ended February 29, 2016.

This MD&A, should be read together with our audited financial statements for the fiscal year ended March 31, 2018, the thirteen-month and one-month periods ended March 31, 2017, the twelve-month period ended February 28, 2017, and the fiscal year ended February 29, 2016 under “Item 17. Financial Statements” in this annual report. Our audited financial statements were prepared in accordance with IFRS, as issued by the IASB. Our financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Caution Regarding Non-IFRS Financial Measures

We use multiple financial measures for the review of our operating performance. These measures are generally IFRS financial measures, but one adjusted financial measure, Non-IFRS operating loss, is also used to assess our operating performance. This non-IFRS financial measure is derived from our financial statements and is presented in a consistent manner. We use this measure, in addition to the IFRS financial measures, for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to competitors. All of these measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this Non-IFRS information to investors, in addition to IFRS measures, allows them to see our results through the eyes of our management, and to better understand our historical and future financial performance.

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

Basis of Presentation of the Financial Statements

Beginning in fiscal 2017, our fiscal year end is on March 31. Previously, our fiscal year end was February 28. Based on this change and as permitted in the transitional year by the Canadian Securities regulator, the financial statements and corresponding notes to the financial statements relating to this MD&A include for comparison purposes, thirteen months of operations, beginning on March 1, 2016 and ending on March 31, 2017 and two unaudited periods: the one-month period ended March 31, 2017 and the twelve-month period ended February 28, 2017.

Following the change of year end to March 31, 2017 for fiscal 2017 and the inclusion of thirteen months of operations, the MD&A discusses and compares the year ended March 31, 2018 to the thirteen-month and one-month periods ended March 31, 2017 and year ended February 29, 2016. In addition, there is comparative discussion of our results of operations for the three-month periods ended March 31, 2018 and February 28, 2017 and a discussion on notable items related to the one-month result of operations ending March 31, 2017. The selected quarterly financial data includes the eight most recent fiscal quarters.

We are subject to a number of risks associated with the conduct of our TRILOGY Phase 3 clinical program and its results, the establishment of strategic partnerships and the successful development of CaPre and other new products and their commercialization. We are currently not generating any revenues and have incurred significant operating losses and negative cash flows from operations since inception. To date, we have financed our operations through the public offering and private placement of Common Shares, units consisting of Common Shares and warrants and convertible debt, proceeds from research grants and research tax credits, and exercises of warrants, rights, and options. To achieve the objectives of our business plan, we plan to raise the necessary funds through additional securities offerings and the establishment of strategic partnerships as well as additional research grants and research tax credits. CaPre and other drug product candidates developed by us will require approval from the FDA and equivalent regulatory organizations in other countries before they can be commercialized. Our ability to achieve profitable operations is dependent on a number of factors outside of our control. See “Risk Factors” in this Annual Report on Form 20-F and in the SEDAR-filed MD&A for the fiscal year ended March 31, 2018.

We have incurred operating losses and negative cash flows from operations since inception. Our current assets of $9.5 million as at March 31, 2018 include cash and cash equivalents totaling $8.2 million, mainly generated by the net proceeds from the Public Offering completed on December 27, 2017. Our current liabilities total $6.7 million at March 31, 2018 and are comprised primarily of amounts due to or accrued for creditors. Since our March 31, 2018 year end, our current assets, have been increased by approximately $10.0 million from the net proceeds, of a public financing completed in early May 2018 including the exercise of the overallotment option (note 24 – subsequent event). However, in spite of this incremental financing, these current assets are projected to be significantly less than what will be needed to support the current liabilities date when combined with the projected level of expenses for the next twelve months, including the continued advancement of the TRILOGY Phase 3 clinical study program for its drug candidate, CaPre. Additional funds will also be needed for the expected expenses for the total CaPre Phase 3 research and development phase beyond the next twelve months, including the potential regulatory (NDA) submission. We also expect to incur increased general and administrative expenses (“G&A”) as a result of a planned increase in business development and commercialization planning expenses, and a reduction of its shared services agreement with Neptune, with those added expenses having begun during the year ended March 31, 2018. In addition to the recently raised additional funds, we are working toward development of strategic partner relationships and plan to raise additional funds in the future, but there can be no assurance as to when or whether we will complete any additional financing or strategic collaborations. In particular, raising financing is subject to market conditions and is not within our control. If we do not raise additional funds, find one or more strategic partners, we may not be able to realize our assets and discharge our liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about our ability to continue as a going concern and, therefore, realize our assets and discharge our liabilities in the normal course of business. We currently have no other arranged sources of financing.

Our financial statements have been prepared on a going concern basis, which assumes we will continue our operations in the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If we were unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

SELECTED FINANCIAL INFORMATION

	Three-month period ended	One-month ended	Three-month period ended	Year ended	Thirteen-month period ended	Year ended
	March 31, 2018	March 31, 2017	February 28, 2017	March 31, 2018	March 31, 2017	February 29, 2016
	$	$	$	$	$	$
Net loss	(8,140)	(769)	(2,597)	(21,504)	(11,247)	(6,317)
Basic and diluted loss per share	(0.32)	(0.05)	(0.23)	(1.23)	(1.01)	(0.59)
Non-IFRS operating loss[1]	(6,427)	(406)	(1,745)	(16,095)	(7,798)	(6,569)
Total assets	22,959	25,456	26,367	22,959	25,456	28,517
Working capital[2]	2,795	8,143	8,604	2,795	8,143	10,184
Total non-current financial liabilities	8,038	1,615	1,576	8,038	1,615	156
Total equity	8,224	21,703	22,386	8,224	21,703	27,220

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE TWELVE-MONTH AND THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AGAINST THE THIRTEEN-MONTH AND ONE-MONTH PERIODS ENDED MARCH 31, 2017, THE THREE-MONTH PERIOD ENDED FEBRUARY 28, 2017 AND THE YEAR ENDED FEBRUARY 29, 2016

The net loss totaling $8,140 or ($0.32) per share for the three-month period ended March 31, 2018 increased by $5,543 or ($0.09) per share from the net loss totaling $2,597 or ($0.23) per share for the three-month period ended February 28, 2017. This resulted primarily from the $4,682 increased Non-IFRS operating loss, a $666 increase in loss due to the change in value of the warrant derivative liability (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), a $110 increase in stock-based compensation and a decrease of $129 of deferred tax recovery offset by a $43 decrease in financial expense.

The net loss totaling $21,504 or ($1.23) per share for the year ended March 31, 2018 increased by $10,257 or ($0.22) per share from the net loss totaling $11,247 or ($1.01) per share for the thirteen-month period ended March 31, 2017. This resulted primarily from the $8,297 increased Non-IFRS operating loss, a $1,351 increase in financial expense (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), a $291 increase in loss due to the change in value of the warrant derivative liability and a $255 increase in stock-based compensation, and a decrease of $129 in deferred tax recovery offset by a $66 decrease in depreciation and amortization.

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

___________________________________

1The Non-IFRS operating loss (adding to net loss financial expenses (income), depreciation and amortization, change in fair value of derivative warrant liabilities and stock-based compensation) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

2The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

Breakdown of major components of the statement of earnings and comprehensive loss

Research and development expenses
	Three-month period ended	One-month ended	Three-month period ended	Year ended	Thirteen-month period ended	Year ended
	March 31, 2018	March 31, 2017	February 28, 2017	March 31, 2018	March 31, 2017	February 29, 2016
	$	$	$	$	$	$
Salaries and benefits	615	104	376	1,705	1,294	989
Stock-based compensation	91	18	27	308	107	53
Research contracts	4,719	63	435	9,381	3,148	2,730
Professional fees	248	57	238	1,790	635	1,171
Depreciation and amortization	667	226	668	2,672	2,738	2,395
Impairment of intangible assets	-	-	-	-	-	339
Other	38	3	28	222	60	238
Government grants and tax credits	(325)	(45)	(215)	(409)	(329)	(349)
Total	6,053	426	1,557	15,669	7,653	7,566

General and administrative expenses
	Three-month period ended	One-month ended	Three-month period ended	Year ended	Thirteen-month period ended	Year ended
	March 31, 2018	March 31, 2017	February 28, 2017	March 31, 2018	March 31, 2017	February 29, 2016
	$	$	$	$	$	$
Salaries and benefits	584	110	493	1,576	1,197	409
Administrative fees	14	25	75	121	325	579
Stock-based compensation	177	68	131	621	567	256
Professional fees	428	52	231	1,347	1,049	616
Other	106	37	84	362	419	186
Total	1,309	292	1,014	4,027	3,557	2,046

Three-month period ended March 31, 2018 compared to the three-month period ended February 28, 2017 and the one-month period ended March 31, 2017:

During the three-month period ended March 31, 2018, we continued our planned advancement of the two study TRILOGY Phase 3 clinical study program for its drug candidate, CaPre, in partnership with one of the world’s largest providers of biopharmaceutical development and commercial outsourcing services (“CRO”). The $6,053 in total R&D expenses for the three-month period ended March 31, 2018 totaled $5,295 before depreciation, amortization and stock-based compensation expense, compared to $1,557 in total R&D expenses for the three-month period ended February 28, 2017 or $862 before depreciation, amortization and stock-based compensation expense. This $4,433 increase in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $4,284 increase in research contracts, $239 increase in salaries and benefits and an increase of $110 related to tax credits. The increased research contract expense resulted primarily from a planned $3,277 increase in the CRO Phase 3 clinical trial program contract expense with continued site activation and patient enrollment and treatment and an amount of $992 of increased research contracts resulting from the planned expanded scale-up production activities relating to CaPre during the three-month period ended March 31, 2018 compared to the three-month period ended February 28, 2017. An increase of $239 in incremental salaries and benefits primarily related to full-time leadership and management of CMC regulatory affairs in R&D combined with the addition of several technicians to production and quality control earlier in the current fiscal year when compared to the three-month period ended February 28, 2017. The $110 increase in tax credits relates to higher R&D expenditures combined with a higher investment tax credit rate in the three-month period ending March 31, 2018.

G&A expenses totaling $1,132 before stock-based compensation expense for the three-month period ending March 31, 2018 increased by $249 from $883 for the three-month period ended February 28, 2017. This $249 increase was mainly attributable to a $91 increase in salaries and benefits associated with adding full-time executive and managerial headcount to support our strategy and financing while becoming more independent from Neptune, partially offset by a $61 reduction in Neptune administrative fees and an increase in professional fees of $197. The professional fee increase was due primarily to additional legal fees resulting from increased independence from Neptune, including no continued internal counsel services, and the further building of our reactivated public and investor relations program.

Year ended March 31, 2018 compared to the Thirteen-month and one-month periods ended March 31, 2017:

As we continued advancing our planned Phase 3 clinical program and production scale-up of CaPre within its R&D program, $15,669 was incurred in total R&D expenses for the year ended March 31, 2018 and $12,689 was incurred before depreciation, amortization and stock-based compensation expense. This compares to $7,653 in total R&D expenses for the thirteen-month period ended March 31, 2017 or $4,808 before depreciation, amortization and stock-based compensation expense. This 7,881 increase in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $6,233 increase in contracts with a $5,858 increase in Phase 3 CRO contract expenses offset by a $1,663 decrease in PK Bridging and other clinical study program contract expenses incurred during the prior-year thirteen-month period, and a $2,038 increase in contract manufacturing (“CMO”) production expenses. There was also a $1,155 increase in professional fees primarily incurred in completing due diligence and preliminary discussions for strategic R&D partnership and licensing arrangements. Salary and benefits additionally contributed to the overall increase by $411 related to R&D management combined with additional headcount for production and quality control as the Corporation advanced its Phase 3 clinical study program. The $80 increase to tax credits relates mainly to a higher investment tax credit rate combined with increased R&D expenditures in the year ended March 31, 2018 compared to the thirteen-month period ended March 31, 2017.

G&A expenses totaling $3,406 before stock-based compensation expense for the year ended March 31, 2018 increased by $416 from $2,990 for the thirteen-month period ended March 31, 2017. This $416 increase was mainly attributable to a $379 increase in salaries and benefits associated with adding full-time executive and managerial headcount to support our strategy and financing while becoming more independent from Neptune, offset by a $204 reduction in Neptune administrative fees. This increase also resulted from increased professional fees of $298 due primarily to additional legal fees resulting from increased independence from Neptune and expenses relating to further building our reactivated public and investor relations programs, as well as a decrease of $57 in other expenses.

Thirteen-month and one-month periods ended March 31, 2017 compared to the year-ended February 29, 2016:

R&D expenses totaled $7,653 for the thirteen-month period ended March 31, 2017 or an increase of $87 compared to $7,566 in total R&D expenses for the year ended February 29, 2016. The R&D expense increase resulted primarily from $426 in total R&D expenses for March 2017, the thirteenth month of the current period ended March 31, 2017, offset by no intangible asset impairment charge in this period ended March 31, 2017 compared to the $339 charge during fiscal 2016. R&D expenses, before consideration of stock-based compensation, amortization and depreciation and impairments of intangible assets, increased by $29 for the thirteen-month period ended March 31, 2017, including $182 for the month of March 2017, to total $4,808 compared to $4,779 for the year ended February 29, 2016. The increase of $29 was mainly attributable to the increase in research contracts of $419 and salaries and benefits of $305, principally offset by decreases in professional fees of $537, other expenses of $177 and government grants of $19. The current period’s increase of $419 in research contracts includes $63 relating to the additional one-month period ended March 31, 2017, but was primarily due to the cost of the Phase 2 bioavailability bridging clinical study initiated early in fiscal 2017 exceeding the cost of the other Phase 2 and nonclinical testing completed in fiscal 2016. The increased salaries and benefits represented the cost of the expanded team headcount, led by full-time dedicated management (only part time in prior years), needed for the Corporation to continue its pharmaceutical process and analytical development and chemistry manufacturing control scale-up, as planned on our previously announced timeline. The decrease of $537 in professional fees is primarily due to a decrease in the development consulting fees incurred in fiscal 2016 for the prior Phase 2 clinical study analytics and the planning for the Phase 2 bridging clinical study.

G&A expenses totaled $3,557 for the thirteen-month period ended March 31, 2017 or an increase of $1,511 compared to total G&A expenses of $2,046 for the year ended February 29, 2016. This period-to-period increase includes $292 in total G&A expenses for the thirteenth month of March 2017, $243 in increased stock-based compensation expense and a $976 increase in other G&A expenses, excluding the thirteenth month and stock-based compensation expenses. G&A expenses, excluding the stock-based compensation, increased $1,200 to $2,990 for the thirteen-month period ended March 31, 2017, including $224 for the month of March 2017, compared to $1,790 for the year ended February 29, 2016. This increase was primarily attributable to a $788 increase in salaries and benefits offset by a $254 decrease in Neptune administrative fees, combined with increased professional fees of $433, and other expenses of $233. The increase in salaries and benefit expenses resulted from our need for the added full-time executive and managerial headcount to lead our strategy, incremental financing and back office while supporting continued and expanded R&D with the need for full-time leadership from its management (which was only part time in prior years). The increased professional fees were principally comprised of expenses associated with the investor and public relations program, the achievement of business development milestones, increased market research expenses, and non-recurring project legal and accounting fees associated with the year-end change and the immigration-related fees for the U.S.-resident executives.

RECONCILIATION OF NET LOSS TO NON-IFRS OPERATING LOSS

	Three-month period ended	One-month ended	Three-month period ended	Year ended	Thirteen-month period ended	Year ended
	March 31, 2018	March 31, 2017	February 28, 2017	March 31, 2018	March 31, 2017	February 29, 2016
	$	$	$	$	$	$
Net loss	(8,140)	(769)	(2,597)	(21,504)	(11,247)	(6,317)
Add (deduct):
Stock-based compensation	268	86	158	929	674	309
Depreciation and amortization	667	226	668	2,672	2,738	2,395
Impairment of intangible assets	-	-	-	-	-	339
Financial expenses (income)	(15)	29	28	1,464	113	(1,094)
Change in fair value of
Derivative warrant liabilities	793	22	127	344	53	(2,201)
Deferred income tax Recovery	-	-	(129)	-	(129)	-
Non-IFRS operating loss	(6,427)	(406)	(1,745)	(16,095)	(7,798)	(6,569)

Stock-based compensation expense increased by $110 to $268 for the three-month period ended March 31, 2018 from $158 for the three-month period ended February 28, 2017. No options were granted in the three-month period ending March 31, 2018 nor in the three-month period ending February 29, 2017.

Stock-based compensation expense increased by $255 to $929 for the year ended March 31, 2018 from $674 for the thirteen-month period ended March 31, 2017. There was a decrease of 178,900 options granted in the year ended March 31, 2018 compared to the thirteen-month period ended March 31, 2017. The increase in stock-based compensation resulted primarily from the number of options vesting in the comparable periods. At March 31, 2018, 591,113 options were fully vested and exercisable compared to 238,482 at March 31, 2017. The overall stock-based compensation expense increased for the thirteen-month period ending March 31, 2017 as a total of 1,300,400 stock options were granted compared to 109,188 stock options being granted for the year ended February 29, 2016.

The depreciation and amortization expense decreased by $1 to $667 for the three-month period ended March 31, 2018 from $668 for the three-month period ended February 28, 2017, remaining constant. The depreciation and amortization expense decreased on a net basis by $66 to $2,672 for the twelve-month period ended March 31, 2018 from $2,738 for the thirteen-month period ended March 31, 2017, due to increased depreciation for the current year’s production equipment additions being partially offset by the reduction to twelve months in the current year. Depreciation and amortization expense totaled $2,738 for the thirteen-month period ended March 31, 2017 which approximated the same amount when compared to the year ended February 29, 2016, when reduced by the extra month for the period ended March 31, 2017. The $339 impairment charge was recognized only during the year ended February 29, 2016.

Financial expenses decreased by $43 to financial income of $15 for the three-month period ended March 31, 2018 from financial expenses of $28 for the three-month period ended February 28, 2017. This resulted primarily from an increase in interest revenue of $30 to $33 for the three-month period ended March 31, 2018 from $3 for the three-month period ended February 28, 2017. Additionally, the change resulted from a $127 increase in foreign exchange gain from a loss of $22 for the three-month period ended February 28, 2017 to a gain of $105 for the three-month period ended March 31, 2018. An increase of $33 expenses related to financing transaction costs occurred, with costs incurred of $33 for the three-month period ended March 31, 2018 from nil for the three-month period end February 28, 2017. This change was offset by the increase in interest expense on convertible debentures of $83 for the three-month period ended March 31, 2018 amounting to $91 compared to $8 for the three-month period ended February 28, 2017, and a decrease of $2 in other charges for the three-month period ended March 31, 2018 compared to the three-month period ended February 28, 2017.

Financial expenses increased by $1,351 to $1,464 for the year ended March 31, 2018 from $113 for the thirteen-month period ended March 31, 2017. This resulted primarily from transaction costs totaling $1,134 for the year ended March 31, 2018 compared to nil for the thirteen-month period ended March 31, 2017. This changed also from a reduction of interest income of $53 to $72 for the year ended March 31, 2018 from $125 for the thirteen-month period ended March 31, 2017. Additionally, the change was offset by a $148 reduced foreign exchange loss from a loss of $180 for the thirteen-month period ended March 31, 2017 to a loss of $32 for the year ended March 31, 2018. This change also resulted from an increase in interest expense on convertible debentures of $327 for the year ended March 31, 2018 compared to $39 for the thirteen-month period ended March 31, 2017, and a decrease of $15 in other charges to the thirteen-month period ended March 31, 2017.

Net financial expenses (income) totaling $113 for the thirteen-month period ended March 31, 2017 reflect a $1,207 decrease compared to ($1,094) for the year ended February 29, 2016 primarily resulting from the $1,023 foreign exchange gain recognized during the year ended February 29, 2016 changing to the $180 foreign exchange loss recognized during the thirteen-month period ended March 31, 2017. The foreign exchange changes resulted primarily from the utilization of US$-denominated cash and cash equivalents over the periods generating lower US-denominated cash and cash equivalents throughout the periods and at March 31, 2017 compared to February 29, 2016 and, the periods then ended combined with a decrease in the reporting US exchange rate. The US$-denominated cash, cash equivalents and short-term investments totaled US$3,524 at March 31, 2017 and US$10,314 at February 29, 2016 and the exchange rate reporting of CA$ per US$ was $1.3299 at March 31, 2017 compared to $1.3531 at February 29, 2016. Additionally, interest income for the current thirteen-month period totaled $125 compared to $73 for the year ended February 29, 2016, and $39 in interest expense was incurred in the current period, including $31 in March, in association with the convertible debentures from the Private Placement.

The fair value of the derivative warrants issued with the U.S. Public offering of December 27, 2017 was determined to be $0.60 per warrant and totaled $5,873 upon issuance. The fair value of the warrants is re-measured at each reporting date using the Black-Scholes option pricing model. At March 31, 2018, the fair value of these warrants totaled $6,405 or $0.65 per warrant. The change in our stock price and the FX conversion resulted in a loss of $532 on the fair value of the warrants increasing the corresponding liability.

The fair value of the derivative warrant liabilities issued in December 2013 totaled $21 at March 31, 2018 or $188 less than the $209 fair value at March 31, 2017 and $22 less than the $187 fair value at February 28, 2017. The fair value of the warrants is estimated at each reporting date using the Black-Scholes option pricing model. The fair value of the warrants issued in connection with our previous securities offerings was determined to be $0.01 per warrant upon issuance, $0.01 per warrant at March 31, 2018, $0.11 per warrant at March 31, 2017 and $0.10 per warrant at February 28, 2017. During the three-month period and year ended March 31, 2018, the fluctuation in our stock price, the overall decline in the FX conversion rate and the reduction of the estimated life of the warrants resulted in a gain on the change in fair value of the warrant liabilities reducing the corresponding liability in the statement of financial position. The fair value of the derivative warrant liabilities totaled $209 at March 31, 2017 or $53 more than the $156 fair value at February 29, 2016, $22 of which was recognized during the one-month ended March 31, 2017.

We recorded a $129 deferred income tax recovery at February 28, 2017 to reduce to nil an income tax liability that was attributable to the difference between the tax basis and the carrying amount of the unsecured convertible debentures.

Non-IFRS operating loss increased by $4,682 for the three-month period ended March 31, 2018 to $6,427 compared to $1,745 for the three-month period ended February 28, 2017. This was primarily due to an increase in research and development (“R&D”) expenses of $4,433 and an increase in G&A expenses of $249, before consideration of stock-based compensation, amortization and depreciation. Non-IFRS operating loss increased by $8,297 for the year ended March 31, 2018 to $16,095 compared to $7,798 for the thirteen-month period ended March 31, 2017. This primarily resulted due to an increase in R&D expenses of $7,881 and an increase in G&A expenses of $416, before consideration of stock-based compensation, amortization and depreciation. The Non-IFRS operating loss increased by $1,229 for the thirteen-month period ended March 31, 2017 to $7,798 compared to $6,569 for the year-ended February 29, 2016. This increase was primarily due to the incremental one-month period Non-IFRS operating loss of $406 for March 2017 as well as increased G&A expenses compared to the prior period before consideration of stock-based compensation and amortization and depreciation.

SELECTED QUARTERLY FINANCIAL DATA

	March 31,	December 31,	September 30,	June 30,
	2018	2017	2017	2017
	$	$	$	$

Net loss	(8,140)	(6,079)	(4,507)	(2,778)
Add (deduct):
Depreciation and amortization	667	671	667	667
Stock based compensation	268	330	295	36
Financial expenses (income)	(15)	1,220	146	113
Change in fair value of derivative warrant liabilities	793	(291)	(24)	(134)
Non-IFRS operating loss	(6,427)	(4,149)	(3,423)	(2,096)

Basic and diluted net loss per share	(0.32)	(0.40)	(0.31)	(0.19)

	March 31,	November 30,	August 31,	May 31,
	2017[3]	2016	2016	2016
	$	$	$	$

Net loss	(3,366)	(2,397)	(2,329)	(3,155)
Add (deduct):
Depreciation and amortization	894	621	614	609
Stock based compensation	244	155	211	64
Financial expenses (income)	57	(117)	(55)	228
Change in fair value of derivative warrant liabilities	149	2	(66)	(32)
Deferred income tax recovery	(129)	-	-	-
Non-IFRS operating loss	(2,151)	(1,736)	(1,625)	(2,286)

Basic and diluted net loss per share	(0.28)	(0.22)	(0.22)	(0.29)

The quarterly year-to-year non-IFRS operating loss variances are mainly attributable to fluctuations in R&D expenses from quarter-to-quarter as well as an increase in G&A expenses over the last four quarters. The increase in net loss, net loss per share and non-IFRS operating loss in the fourth quarter of 2018 can primarily be explained by the costs incurred in CRO expenses associated with its Phase 3 clinical trial program. The variances in net loss from quarter to quarter are mainly due to the changes in fair value of the warrant liabilities as well as variations in foreign exchange gains or losses.

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure

Our authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows for the periods ended:

	March 31, 2018	March 31, 2017	February 29, 2016
	Number outstanding	Number outstanding	Number outstanding
Class A shares, voting, participating and without par value	25,638,215	14,702,556	10,712,038
Stock options granted and outstanding	2,284,388	1,424,788	454,151
December 2017 U.S. public offering of warrants exercisable at US$1.26, until December 27, 2022	9,802,935	-	-
Series December 2017 U.S. Broker warrants exercisable at US$1.2625, until December 27, 2022	495,050	-	-
February 2017 public offering of warrants exercisable at $2.15, until February 21, 2022	1,904,034	1,965,259	-
Series February 2017 BW Broker warrants exercisable at $2.15, until February 21, 2018	-	234,992	-
Series 2017 unsecured convertible debentures conversion option contingent warrants exercisable at $1.90, until February 21, 2020[4]	1,052,630	1,052,630	-
Series 8 warrants exercisable at US$15.00, until December 3, 2018[5]	1,840,000	1,840,000	1,840,000
Series 9 warrants exercisable at $13.30 until December 3, 2018	161,654	161,654	161,654
Total fully diluted shares	43,178,906	21, 381,879	13,167,843

__________________________

3   This fiscal quarter represents a period of four months ended March 31, 2017.

4   The debentures are convertible into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures. Should the Corporation pay all or any portion of the convertible debenture before maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid.

5   Total of 18,400,000 warrants. In order to obtain one Common Share, 10 warrants must be exercised for a total amount of US$15.00

Comparison of cash flows and financial condition for the three and twelve-month periods ended March 31, 2018 and the one-month period ended March 31, 2017, three-month periods ended February 28, 2017 and thirteen-month period ended March 31, 2017 and years ended February 29, 2016

Summary

As at March 31, 2018, cash and cash equivalents totaled $8,223, with a net source of cash totaling $4,252 for the three-month period and a use of cash of $1,549 for the year ended March 31, 2018. This compares to $9,772 in total cash and cash equivalents as at March 31, 2017, with a net source of cash totaling $6,745 for the thirteen-month period and $7,546 for the twelve-month period ended February 28, 2017 with a use of cash totaling $801 for the month ended March 31, 2017. Our cash increased by $1,716 for the year ended February 29, 2016.

Operating activities

During the three-month periods ended March 31, 2018 and February 28, 2017, our operating activities used cash of $4,249 and $1,425, respectively, and during the year ended March 31, 2018 and the thirteen-month period ended March 31, 2017, our operating activities used cash of $12,519 and $6,958, respectively, further modified by changes in working capital, excluding cash. The use of cash flows in operating activities for the three-month periods ended March 31, 2018 and February 28, 2017 and the year ended March 31, 2018 and thirteen-months periods ended March 31, 2017 when compared to the net losses for each period are mainly attributable to the change in non-cash expenses, (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), further modified by changes in working capital, excluding cash.

During the year ended February 29, 2016, our operating activities used cash of $6,574 as primarily explained in the Non-IFRS operating loss section above. The use of cash flows in operating activities for the year ended February 29, 2016 when compared to the net losses for the period is mainly attributable to the change in non-cash operating items, as explained in the Reconciliation of Net Loss to Non-IFRS Operation Loss section above offset by reductions in working capital, excluding cash.

Investing activities

During the three-month period ended March 31, 2018, our investing activities used cash of $236 compared to generating cash of $3,327 for the three-month period ended February 28, 2017. Cash used by investing activities during the three-month period ended March 31, 2018 was due to the acquisition of equipment of $128, acquisition of marketable securities of $26, offset by interest received of $31. Cash generated by investing activities for the three-month period ended February 28, 2017 was mainly due to the maturity of short-term investments of $4,031, partially offset by the acquisition of equipment totaling $733.

During the year ended March 31, 2018, our investing activities used cash of $411 compared to generating cash of $6,888 for the thirteen-month period ended March 31, 2017. Cash used by investing activities during the year ended March 31, 2018 was due to the acquisition of equipment totaling $455, acquisition of marketable securities of $26, partially offset by interest received of $70. Cash generated by investing activities for the thirteen-month period ended March 31, 2017 was mainly due to the maturity of short-term investments of $22,030, partially offset by a $12,765 reinvestment in short-term investments and the acquisition of equipment totaling $2,527.

During the year ended February 29, 2016, our investing activities generated cash of $8,229. The cash generated by investing activities during the year-ended February 29, 2016 was mainly due to the maturity of short-term investments of $20,437, offset by the reinvestment in short-term investments totaling $11,954 and acquisition of equipment of $276.

Financing activities

During the three-month periods ended March 31, 2018, our financing activities used cash of $36 and for February 28, 2017 the Corporation generated cash of $6,924 primarily from the net proceeds of the public offering of $5,044 and net proceeds from Private Placement of $1,882.

During the year ended March 31, 2018, our financing activities generated cash of $11,406 primarily to the net proceeds from the public offering of $11,446. During the thirteen-month period ended March 31, 2017, our financing activities generated cash of $6,864 and were mainly due to the net proceeds from the Public Offering of $5,010 and net proceeds from the Private Placement of $1,872.

See basis of presentation for additional discussion of our financial condition, including the need for additional funds and the material uncertainty that casts substantial doubt about our ability to continue as a going concern.

December 2017 U.S. Public Offering

On December 27, 2017, we closed a public offering issuing 9,900,990 units of Acasti (“Units”) at a price of $1.28 (US$1.01) per Unit for gross proceeds of $12.6 million (US$10 million). The Units issued consisted of 9,900,990 Common Shares and 8,910,891 warrants with the right to purchase one Common Share of Acasti at an exercise price of US$1.26 or about $1.59 as of the issuance date and exercisable until December 27, 2022. As part of this closing, the underwriters also partially exercised for nil consideration the over-allotment option for warrants, which were issued with a right to purchase 892,044 Common Shares also at an exercise price of US$1.26 or about $1.59 as of the issuance date and also exercisable until December 27, 2022.

On January 22, 2018, the underwriters exercised a portion of their remaining over-allotment option by purchasing an additional 766,179 Common Shares at the same price of US$1.01 per share for additional gross proceeds of $963 (US$773).

The Warrants forming part of the Units are classified as Derivative Warrant Liabilities for accounting purposes given the currency of the warrant exercise price (US$) is different from our Canadian dollar functional currency. The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified Common Shares at the time of issuance of the Units. The fair value of the Derivative Warrant Liabilities at the time of issuance was $5.9 million and the residual of the proceeds was allocated to the Common Shares. Issuance costs totaled approximately $2.5 million. These issuance costs have been allocated between the warrants and Common Shares based on relative value. The portion allocated to the Warrants was recognized in finance costs in the Interim Statements of Earnings and Comprehensive Loss, whereas the portion allocated to Common Shares was recognized as a reduction to share capital, in the Statements of Financial Position.

The fair value of these public offering Warrants issued was determined to be $0.60 per warrant as at December 27, 2017, $0.57 at December 31, 2017 and $0.65 at March 31, 2018. Changes in the fair value of the Warrants are recognized in finance income or costs.

As part of the issuance costs of this public offering, the Corporation also issued broker warrants to purchase up to 495,050 Common Shares. Each broker warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of US$1.2625 or about $1.60 as of the issuance date, at any time until December 27, 2022. The broker warrants are considered as compensation to non-employees under IFRS 2, stock-based compensation, and are accounted for at fair value through contributed surplus. The fair value of the Broker Warrants amounted to $406 based on the Black-Scholes pricing model and was allocated to share capital.

Financial Position

The following table details the significant changes to the statements of financial position as at March 31, 2018 compared to the prior fiscal period end at March 31, 2017:

Accounts	Increase (Decrease)	Comments
Cash and cash equivalents	(1,549)	See cash flow statement
Receivable	553	Timing of receipts
Prepaid expenses	103	Completion of research contracts
Other Asset – current and long term	659	Acquisition of Research Supplies
Equipment	34	Acquisition of equipment and depreciation
Intangible asset	(2,323)	Amortization
Trade and other payables	4,559	Increased expenses and accruals
Derivative warrant liabilities	6,217	Issuance of derivative warrants and change in fair value
Unsecured convertible debentures	206	Accretion of interest

See the statement of changes in equity in our financial statements for details of changes to the equity accounts since March 31, 2017.

Derivative warrant liabilities

The warrants issued in connection with U.S. offerings are derivative liabilities (“Derivative Warrant Liabilities”) for accounting purposes due to the currency of the exercise price (US$) being different from our Canadian dollar functional currency. The warrant liabilities will be settled in Common Shares. The fair value of the warrants is revalued at each reporting date.

On December 27, 2017, warrants were issued as part of our U.S. public offering and recognized as Derivative Warrant Liabilities with a fair value of $5,873. As of March 31, 2018, the Derivative Warrant Liabilities totaled $6,405 which represents the fair value of these warrants. The fair value of the warrants issued in connection with the offering was determined to be $0.60 per warrant upon issuance and $0.65 per warrant as of March 31, 2018.

As of March 31, 2018, $21 included in liabilities represents the fair value of warrants issued as part of our December 2013 securities offering. The fair value of the warrants issued in connection with this offering was determined to be $0.58 per warrant upon issuance and $0.01 per warrant as of March 31, 2018.

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

As at March 31, 2018, our liabilities total $14,735, of which $6,697 is due within twelve months, $6,426 relates to Derivative Warrant Liabilities that will be settled in Common Shares and $1,612 of outstanding unsecured convertible debentures also projected to be settled in Common Shares. However, the principal amount of unsecured convertible debentures may be prepaid, in whole or in part, at any time and from time to time, in cash, at the sole discretion of the Corporation. The debentures are convertible into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures.

The Corporation has also entered into a contract to purchase production equipment to be used in the manufacturing of the clinical and future commercial supply of CaPre.

A summary of the contractual obligations at March 31, 2018, is as follows:

	Carrying value	Total contractual cash flows	1 year or less	1 to 3 years
	$	$	$	$
Trade, other payables and due to related party	6,697	6,697	6,697	-
Purchase obligation of equipment	143	143	143	-
Lease	151	151	72	79
Unsecured convertible debentures	1,612	2,303	160	2,143
Total	8,603	9,294	7,072	2,222

The Corporation has no off-balance sheet arrangements.

Research and development contracts and contract research organizations agreements

The Corporation utilizes CMOs related to the development of clinical materials and research organizations to perform services related to our clinical trials. Pursuant to the agreements with these contract manufacturing and contract research organizations, the Corporation has either the right to terminate the agreements without penalties or under certain penalty conditions. For agreements which contain penalty conditions, we would be required to pay penalties of approximately $172.

Lease

During the year ended March 31, 2018, the Company entered into a lease agreement, for its research and development and quality control laboratory facility located in Sherbrooke, Québec, resulting in a total commitment of $151 over the two-year lease term. An amount of $72 is committed in the next year, with a remaining committed amount of $79 over the second year of the lease.

Contingencies

A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments from the Neptune group (including Acasti). As our management believes that these claims are not valid, no provision has been recognized. The Neptune group (including Acasti) has filed a claim to recover certain amounts from the former CEO. All outstanding share-based payments held by the former CEO were cancelled during our fiscal year ended February 28, 2015.

The Corporation is also involved in other matters arising in the ordinary course of its business. Since management believes such claims are not valid and it presently is not possible to determine the outcome of these matters, no provisions have been made in the financial statements for their ultimate resolution beyond the amounts incurred and recorded for such matters. The resolution of such matters could have an effect on our financial statements in the year that a determination is made. However, in management's opinion, the final resolution of all such matters is not projected to have a material adverse effect on our financial position.

Related Party Transactions

Neptune was previously the parent of Acasti and owned approximately 34.0% prior to the December 2017 US public financing. After that financing, Neptune owned approximately 19.8% of the issued and outstanding Common Shares of the Corporation and that ownership has now been diluted to 13.8% after the Canadian public financing in May 2018.

The Corporation intends to continue to rely on the support of Neptune for a portion of its G&A needs in the near term; however, the continuance of this support is outside of our control.

The Corporation was charged by Neptune, for the purchase of research supplies and for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

	Year ended	Thirteen-months ended	Month ended	Year ended	Year ended
	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017	February 29, 2016
	$	$	$	$	$

Research and development expenses
Supplies and incremental costs	7	-	-	-	5
Shared service agreement	20	60	1	59	366
	27	60	1	59	371

General and administrative expenses
Supplies and incremental costs	239	293	16	277	299
Shared service agreement	121	325	25	300	491
	360	618	41	577	790
	387	678	42	636	1,161

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. During the three-months and year ended March 31, 2018, the Corporation recognized an expense of $65 and $239, respectively, in G&A expenses and nil and $7, respectively, in R&D expenses relative to the expenses for the three-month period ended February 28, 2017 and thirteen-month period ended March 31, 2017 of $125 and $293, respectively, in G&A, and nil and nil, respectively, in R&D.

In addition, Neptune provided us with the services of personnel for certain of its administrative, legal and laboratory work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon. In the three-months and year ended March 31, 2018, the Corporation recognized an expense of $15 and $121, respectively, in G&A expenses and nil and $20, respectively, in R&D expenses under the shared service agreement compared for the three-month period ended February 28, 2017 and thirteen-month period ended March 31, 2017 to $75 and $325, respectively, in G&A expenses, and $45 and $60, respectively, in R&D expenses.

As of August 31, 2017, the laboratory support, the corporate affairs and the public company reporting services previously provided by Neptune as part of the shared service agreement were discontinued. The Corporation is now incurring some incremental costs and expects to do so in the future, for being provided these services directly or through qualified third parties, partially offset by reduced shared service fees. The payable to Neptune primarily for G&A shared services has no specified maturity date for payment or reimbursement and does not bear interest.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

Historically, Neptune has provided the Corporation with the krill oil needed to produce CaPre for our clinical programs, including all of the krill oil projected as needed for its Phase 3 clinical study program. However, Neptune discontinued its krill oil production and sold its krill oil inventory to Aker on August 7, 2017. In the six-month period ending March 31, 2018, we purchased a reserve of krill oil amounting to a net of $918 from Aker that will be used in the production of CaPre capsules for its Phase 3 clinical trials as well as potential future commercial needs. The Corporation believes that alternative supplies of krill oil that can meet our specifications will be readily available and is currently evaluating alternative suppliers of krill oil. At March 31, 2018, a reserve of krill oil was still stored at Neptune’s facility.

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged $2 million of committed funds to partly guarantee the financing for the transaction. Neptune had agreed to pay us an annual fee on the committed funds outstanding at an annual rate of 9% during the first six months and 11% for the remaining term of the pledge agreement. On September 20, 2016, Neptune fully released the pledged amount. The Corporation recognized interest revenue in the amount of $89 during the thirteen-month period ended March 31, 2017 and nil for the month ended March 31, 2017.

The key management personnel are the officers of the Corporation and the members of the Board of Directors of the Corporation. They control in the aggregate less than 1% of the voting shares of the Corporation (2% in 2017). See note 6 to the financial statements for disclosures of key management personnel compensation.

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

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired.

•	The use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements. The financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and can realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Determination of the recoverable amount of our cash generating unit (“CGU”).

•	Measurement of derivative warrant liabilities and stock-based compensation.

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

Derivative warrant liabilities

The warrants forming part of the Units issued from the 2017 and 2014 public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from our functional currency. The derivative warrant liabilities are required to be measured at fair value at each reporting date with changes in fair value recognized in earnings. Our uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation

The Corporation has a stock-based compensation plan, which is described in note 16 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument. Expected volatility is estimated based on weighted average historic volatility. The expected life of the instrument is estimated based on historical experience and general holder behavior. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the Corporation obtains the goods or the counterparty renders the service.

Tax credits

Refundable tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Financial Instruments

Credit Risk

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations. The Corporation has credit risk relating to cash, cash equivalents and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents our credit exposure at the reporting date.

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

A portion of the expenses, mainly related to research contracts and purchase of production equipment, is incurred in US dollars and in Euros, for which no financial hedging is required. There is a financial risk related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar. In order to minimize the financial risk related to the fluctuation in the value of the US dollar in relation to the Canadian dollar, funds which were part of US dollar financings continue to be invested as short-term investments in the US dollar.

Furthermore, a portion of our cash and cash equivalents are denominated in US dollars, further exposing the Corporation to fluctuations in the value of the US dollar in relation to the Canadian dollar presented in Note 20 of the financial statements.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

Our exposure to interest rate risk as at March 31, 2018, March 31, 2017, and February 28, 2017 is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Unsecured convertible debentures	Long-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market. Management believes the risk the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term maturities and are generally held to maturity.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20 to the financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our operating budgets, and reviews material transactions outside the normal course of business.

Our contractual obligations related to financial instruments and other obligations and liquidity resources are presented in the liquidity and capital resources of this MD&A.

Future Accounting changes

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (IFRIC) that are mandatory but not yet effective for the period ended March 31, 2018 and have not been applied in preparing the financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the financial statements:

Financial instruments

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities and a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. We intend to adopt IFRS 9 in its financial statements for the annual period beginning on April 1, 2018.

Our preliminary analysis has not identified any significant differences in respect to the classification and measurement of financial instruments and continues to evaluate the impact of the new standard on its financial statements.

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. We intend to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on April 1, 2018. We have not yet assessed the impact of adoption of the amendments of IFRS 2.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets out the name and the province or state and country of residence of each of our directors and all officers with us held by them, their principal occupation, the year in which they became a director, and the number of common shares they have declared to beneficially own, directly or indirectly, or over which control or direction is exercised by them.

Name, Province or State, as the case may be, and Country or Residence of each Director	Principal Occupation	First Year as Director	Number of Common Shares Beneficially Owned or Controlled or Directed by Each Director(1)
Roderick Carter California, United States Chairman of the Board	Principal Aquila Life Sciences LLC	2015	-
Jean-Marie (John) Canan Florida, United States	Corporate Director	2016	57,500
Janelle D’Alvise California, United States	President and CEO of Acasti	2016	52,500
Rick Schottenfeld(2) New York, New York	Chairman of Schottenfeld Group Holding	2017	50,000
Katherine Crewe(3) Quebec, Canada	Managing Director, Canadian Operations, Mallinckrodt Pharmaceuticals	2017	-
Donald Olds(4) Quebec, Canada	President and CEO of NEOMED Institute	2018	-

_____________________________________________
Notes:
(1)	Based on information publicly available on SEDI.
(2)	Mr. Schottenfeld resigned as a director on January 16, 2018.
(3)	Ms. Crewe resigned as a director on January 16, 2018.
(4)	Mr. Olds was appointed as a director on April 27, 2018.

The following is a brief biography of our current directors and senior management:

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

Donald Olds

Mr. Olds is President and Chief Executive Officer of the NEOMED Institute, an R&D organization dedicated to advancing Canadian research discoveries to commercial success. Prior to NEOMED, he was the Chief Operating Officer of Telesta Therapeutics Inc., a TSX-listed biotechnology company, where he was responsible for finance and investor relations, manufacturing operations, business development, human resources and strategy. In 2016, he led the successful sale of Telesta to a larger public biotechnology company. Prior to Telesta, he was President and Chief Executive Officer of Presagia Corp., and Chief Financial Officer and Chief Operating Officer of Aegera Therapeutics, where he was responsible for clinical operations, business development, finance, and mergers and acquisitions. At both Telesta and Aegera, Mr. Olds was responsible for raising more than $100 million in equity financing and leading regional and global licensing transactions with life sciences companies. Mr. Olds is currently Director of Goodfood Market Corp, Chairman of Oxfam Quebec and Director of Presagia Corp. He has extensive past corporate governance experience serving on the boards of private and public for-profit and not-for-profit organizations. He holds an MBA (Finance & Strategy) and M.Sc. (Renewable Resources) from McGill University.

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

Dr. Pierre Lemieux – Chief Operating Officer (COO)

Dr. Lemieux has been our Chief Operating Officer since April 12, 2010. Previously, Mr. Lemieux was CEO, Co-Founder and Chairman of BiolActis Inc. which he sold in 2009 to interests affiliated with the Nestlé multinational group. Mr. Lemieux joined Suprateck Pharma in 1999 as Director and Vice-President involved in the development of formulations for gene therapy on behalf of Rhone-Poulenc Rorer and Genzyme, which today are under the Sanofi banner. Prior to this, Mr. Lemieux was involved in the development of cardiovascular products at Angiotech Pharmaceuticals. Mr. Lemieux has a Ph.D. in biochemistry from Université Laval (Québec). He holds 16 patents and has authored over 50 publications. Mr. Lemieux’s research was conducted at Université Laval as well as at the anti-cancer center Paul Papin D’Angers (France) and the University of Nottingham (England). His research focused on ovarian cancer and its treatment with monoclonal antibodies used to target cancer drugs. After completing his graduate studies, Mr. Lemieux joined the Oncology division of the Center for Health Research, University of Texas (U.S.). He obtained a postdoctoral fellowship from the Susan G. Komen Foundation (Breast Cancer). Mr. Lemieux has served on the boards of BioQuébec, Montreal in vivo and PharmaBio Development.

Mr. Brian Groch – Chief Commercial Officer

Mr. Groch has been our Chief Commercial Officer since June 4, 2018. Mr. Groch brings over 25 years of senior experience in the healthcare and life science industries, including product commercialization, developing and executing global sales strategies, business development, and operations. Most recently, Mr. Groch served as Executive Vice President and Chief Commercial Officer at Veru Inc., a urology, oncology and female health products company, where he was responsible for leading the development and execution of the company’s long-term commercial strategy. Under his leadership, Veru experienced rapid growth in sales of the company’s women’s health product. Mr. Groch also served as Chief Commercial Officer for Telesta Therapeutics, where he led the development and implementation of the global commercial strategy. Previously, Mr. Groch served as Vice President of Commercial Operations and Market Access for Horizon Therapeutics, where he oversaw global operations including the integration of two acquisitions valued over $1.5 billion. Mr. Groch has also served as CEO and President of Exsto Therapeutics, Head of Market Access for Dendreon, and Director of Health Policy for Phadia. He has held senior management roles with Novartis and Merck & Co. He holds an M.S. in Healthcare Administration and Marketing from Central Michigan University, as well as a B.S. in Physiology from Central Michigan University.

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

Our governance & human resources, or GHR, committee has authority to retain the services of independent compensation consultants to advise its members on executive compensation and related matters, and to determine the fees and the terms and conditions of the engagement of those consultants. During our fiscal year ended March 31, 2018, the GHR committee retained compensation consulting services, including those led by The Sarkaria Group, to review our executive compensation programs, including base salary, short-term and long-term incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of peer groups of similar and larger size, as measured by market capitalization, biotechnology and pharmaceutical companies listed or headquartered in North America. All of the services provided by the consultants were provided to the GHR committee. The GHR committee assessed the independence of the consultants and concluded that its engagement of the consultants did not raise any conflict of interest with us or any of our directors or executive officers. As influenced by the consultants’ fiscal period 2019 executive compensation review, the board and GHR committee set the following executive compensation program.

Use of Fixed and Variable Pay Components

Compensation of our named executive officers (“NEOs”) is revised each year and has been structured to encourage and reward executive officers on the basis of short-term and long-term corporate performance. In the context of its analysis of compensation for our fiscal year ended March 31, 2018, the following components were examined by the GHR committee:

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

Ms. D’Alvise, our CEO, is eligible for up to a 50% bonus of her annual base salary and Ms. O’Keefe, our CFO, is eligible for up to a 40% bonus of her annual base salary. Dr. Lemieux, our COO, is eligible for up to a 40% bonus of his annual base salary and Mr. Groch, our Chief Commercial Officer, is eligible for up to a 40% bonus of his annual base salary.

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

The value of an individual’s shares for purposes of the share ownership guidelines is deemed to be the greater of the then- current fair market value of the shares, or the individual’s cost basis in the shares. Shares counted in calculating the share ownership guidelines include shares beneficially owned outright, whether from open market purchases, shares retained after option exercises, and shares of restricted stock or deferred stock units that have fully vested. In addition, in the case of vested, unexercised, in-the-money stock options, the in-the-money value of the stock options will be included in the share ownership calculation. Executives have five years from their date of hire or promotion to satisfy the share ownership guidelines.

Stock Option Plan

Our stock option plan was adopted by our board of directors on October 8, 2008 and has been amended from time to time, including most recently on June 14, 2017. The grant of options is part of the long-term incentive component of executive and director compensation and an essential part of compensation. Qualified directors, employees and consultants may participate in our stock option plan, which is designed to encourage option holders to link their interests with those of our shareholders, in order to promote an increase in shareholder value. Awards and the determination of any exercise price are made by our board of directors, after recommendation by the GHR committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. Any award grants a participant the right to purchase a certain number of common shares during a specified term in the future, after a vesting period and/or specific performance conditions, at an exercise price equal to at least 100% of the market price (as defined below) of our common shares on the grant date. The “market price” of common shares as of a particular date generally means the closing price per common share on the TSXV, or any other exchange on which the common shares are listed from time to time, for the last preceding date on which there was a sale of common shares on that exchange (subject to certain exceptions set forth in the stock option plan in the event that we are no longer traded on any stock exchange). Previous awards may sometimes be taken into account when new awards are considered.

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

Options for common shares representing a fixed rate of 20% of our outstanding issued common shares as of February 29, 2016 may be granted by the board under the stock option plan. As at March 31, 2018, there were 2,940,511 common shares reserved for issuance under the stock option plan. As of March 31, 2018, there were 2,284,388 options outstanding under the stock option plan.

Equity Incentive Plan

On May 22, 2013, our equity incentive plan was adopted by the board in order to, among other things, provide us with a share- related mechanism to attract, retain and motivate qualified directors, employees and consultants. The adoption of the equity incentive plan was initially approved by shareholders at our 2013 Shareholders’ meeting held on June 27, 2013 and has been amended from time to time, including most recently on June 14, 2017.

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

Subject to the adjustment provisions provided for in the equity incentive plan and the applicable rules and regulations of all regulatory authorities to which we are subject (including any stock exchange), the total number of common shares reserved for issuance pursuant to awards granted under the equity incentive plan will be equal to a number that (A) if, and for so long as the common shares are listed on the TSXV, will not exceed the lower of (i) 367,563 common shares, and (ii) 20% of the issued and outstanding common shares as of March 31, 2017, representing 2,940,511 common shares, which includes common shares issuable pursuant to options issued under our stock option plan.

Other Forms of Compensation

RRSP Matching Program. Effective June 1, 2016, we sponsor a voluntary Registered Retirement Savings Plan, or RRSP, matching program, which is open to all eligible employees, including NEOs. The RRSP matching program matches employees’ contributions up to a maximum of $1,500 per fiscal year for eligible employees who participate in the program. Other than matching contributions under the RRSP matching program (which amounts are disclosed in the column entitled “All Other Compensation” in the summary compensation table below), we do not provide pension or retirement benefits to our executive officers or directors.

Other Benefits and Perquisites. Our executive employee benefit program also includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations. We do not have a pension plan for employees.

Compensation Paid to Named Executive Officers

The following table sets forth the compensation information for the NEOs during the fiscal year ended March 31, 2018, the thirteen months ended March 31, 2017 and the fiscal year ended February 29, 2016.

Name and Principal Position	Period ended	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)(1) (2)	Annual Incentive Plans ($)	All Other Compensation ($)	Total Compensation ($)
Janelle D’Alvise(4) President and CEO	March 31, 2018	431,902	-	528,279	183,500(6)	-	1,143,681
	March 31, 2017	365,072	-	502,163	136,049(7)	-	1,003,284
Linda P. O’Keefe(5) CFO	March 31, 2018	327,199	-	159,712	64,475(8)	-	551,386
	March 31, 2017	114,183	-	237,340	39,897(9)	109,414(10)	500,834
Pierre Lemieux COO	March 31, 2018	253,680	-	190,426	71,155	1,500(3)	516,761
	March 31, 2017	275,819	-	96,522	49,000	-	421,341
	February 29, 2016	239,565	-	33,320	42,000	-	314,885
Laurent Harvey VP, Clinical and Nonclinical Affairs	March 31, 2018	187,642	-	135,141	46,698	-	369,481
	March 31, 2017	194,846	-	84,205	35,000	-	314,051
	February 29, 2016	159,808	-	17,153	16,000	-	192,961

____________________

Notes:

(1)	The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of parameters, including share price, share exercise price, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of our control.
(2)	The fair value of the option-based awards granted on June 14, 2017 in the fiscal year ended March 31, 2018 is $1.23.
(3)	The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary during the fiscal years ended March 31, 2018, March 31, 2017 and February 29, 2016.
(4)	Ms. D’Alvise was appointed our President and CEO on May 11, 2016 and began her functions on June 1, 2016. Her employment agreement provides for payments in U.S. dollars with an annual base salary of US$330,250. In fiscal 2018, Ms. D’Alvise earned an annual base salary of US$338,250.
(5)	Ms. O’Keefe was appointed our CFO effective as of November 27, 2016. Her employment agreement provides for payments in U.S. dollars with an annual base salary of US$250,000. In fiscal 2018, Ms. O’Keefe earned an annual base salary of US$256,250.
(6)	US$142,303 converted as at March 31, 2018, based on a closing exchange rate of US$1.00 = $1.2895.
(7)	US$102,300, converted as at March 31, 2017, based on a closing exchange rate of US1.00= $1.3299.
(8)	US$50,000 converted as at March 31, 2018, based on a closing exchange rate of US$1.00 = $1.2895. Earned, but $US25,000 payable after FY 2019 event.
(9)	US$30,000 converted as at March 31, 2017, based on a closing exchange rate of US1.00= $1.3299.
(10)	Consulting services from July 2016 to November 2016 which provided for payments in U.S. dollars: US$82,273, converted as at March 31, 2017 based on a closing exchange rate of US1.00= $1.3299.

Outstanding Share-Based and Option-Based Awards

The following tables provide information about the number and value of the outstanding option-based awards held by the NEOs as of March 31, 2018. There are no share-based awards outstanding as of the date of this annual report.

Name/Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)(2)
Janelle D’Alvise(3)
June 14, 2017	430,000	1.77	June 14, 2027	--
May 12, 2016	525,000	1.56	May 12, 2023	--
Linda P. O’Keefe(4)
June 14, 2017	130,000	1.77	June 14, 2027	--
February 24, 2017	200,000	1.65	February 24, 2027	--
Pierre Lemieux
June 14, 2017	155,000	1.77	June 14, 2027	--
February 24, 2017	50,000	1.65	February 24, 2027	--
May 30, 2016	31,400	1.99	May 29, 2023	--
June 1, 2015	16,900	4.50	June 1, 2022	--
October 20, 2014	7,500	6.50	October 19, 2019	--
Laurent Harvey
June 14, 2017	110,000	1.77	June 14, 2027	--
February 24, 2017	50,000	1.65	February 24, 2027	--
May 30, 2016	21,000	1.99	May 29, 2023	--
June 1, 2015	8,700	4.50	June 1, 2022	--
October 20, 2014	2,500	6.50	October 19, 2019	--

____________________

Notes:

(1)	Option-based awards were consolidated following our share consolidation. The exercise price was increased proportionally to reflect the consolidation.
(2)	Calculation is based on a trading price of $1.30 of our common shares on the TSXV, as at closing on March 29, 2018.
(3)	Ms. D’Alvise was appointed as our President and CEO on May 11, 2016 and began her functions on June 1, 2016.
(4)	Ms. O’Keefe was appointed as our CFO effective November 27, 2016.

The following table sets out the value of share-based, option-based, and warrant-based awards held by the NEOs that vested during the fiscal year ended March 31, 2018:

Name	Share-Based Awards ($)	Option-Based Awards ($)
Janelle D’Alvise	--	154,323
Linda P. O’Keefe	--	74,787
Pierre Lemieux	--	42,602
Laurent Harvey	--	32,805

Compensation of Directors

Our directors’ compensation consists of an annual fixed compensation of US$30,000. While our compensation structure does not include meeting fees, a discretionary reduction of 20% may be applied to the annual retainer payment each time a director fails to attend a quarterly board or committee session. In addition, the chairman of the board and the chairman of the audit committee received additional compensation of US$30,000 and US$15,000, respectively, for their additional work during the fiscal year ended March 31, 2018. The directors are also entitled to be reimbursed for travelling and other reasonable expenses properly incurred by them in attending meetings of the board or any committee or in otherwise serving us, in accordance with our policy on travel and expenses.

Following their first election to our board of directors, non-executive directors are eligible to receive an initial equity grant of up to 150% of their annual cash retainer worth of stock options vesting annually in equal installments over a 3-year period, subject to the other terms and conditions set forth under the heading “Stock Option Plan”. In addition to their initial grant, non-executive directors are eligible to receive an annual equity-based award equal to 100% of their total annual cash retainer vesting quarterly in equal installments over an 18-month period. These awards will be granted at the same time that we are performing our annual performance review for our employees, subject to availability of common shares and subject to the terms and conditions described under the headings “Stock Purchase Plan” and “Equity Incentive Plan”. The level of these awards will be consistent with equivalent awards in comparable companies obtained from the benchmark exercise and in accordance with the recommendations obtained from our independent compensation consultant. The total compensation for our non-executive directors during fiscal year ended March 31, 2018 was as follows:

Name	Fiscal Year Ended March 31,	Fees Earned ($)	Option-Based Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Roderick N. Carter	2018	75,627 (4)	62,656	--	138,283
Jean-Marie (John) Canan	2018	56,720 (5)	35,628	--	92,348
Rick Schottenfeld	2018	18,315 (6)	55,124	--	18,315
Katherine Crewe	2018	18,315 (6)	55,124	--	18,315
Leendert Staal	2018	21,315 (7)	35,628	--	21,315

____________________

Notes:

(1)	The fair value of the awards is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of parameters, including share price, share exercise price, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of our control.
(2)	For the fiscal year ended on March 31, 2018, the fair market value of the June 14, 2017 option-based awards is based on a fair value of $1.23 per option granted to Dr. Carter, Mr. Canan and Dr. Staal and the fair market value of $1.10 for option-based awards granted to Mr. Schottenfeld and Ms. Crewe on August 31, 2017.
(3)	The directors do not receive pension benefits or other non-equity based annual compensation.
(4)	Dr. Carter earned a director compensation of US$60,000.
(5)	Mr. Canan earned a director compensation of US$45,000.
(6)	Ms. Crewe and Mr. Schottenfeld earned a director compensation of US$14,583 from August 15, 2017 to January 15, 2018.
(7)	Dr. Staal earned a director compensation of US$16,875 to August 15, 2017.

The following table provides information about the number and value of the outstanding share-based and option-based awards held by non-executive directors. There were no share-based awards outstanding as of the date of this annual report.

Name/Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)(2)
Roderick N. Carter
June 14, 2017	51,000	1.77	June 14, 2027	--
May 30, 2016	200,000	1.99	May 29, 2023	--
August 19, 2015	10,000	4.80	August 19, 2022	--
Jean-Marie (John) Canan
June 14, 2017	29,000	1.77	June 14, 2027	--
February 24, 2017	50,000	1.65	February 24, 2027	--

____________________

Notes:

(1)	Option-based awards were consolidated following our share consolidation. The exercise price was increased proportionally to reflect the consolidation.
(2)	Calculation is based on a trading price of $1.30 for our common shares on the TSXV, as at closing on March 29, 2018.

None of the share-based and stock options of the Corporation held by non-executive Directors that vested during the financial year ended on March 31, 2018 were in-the-money at their respective vesting date.

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

Independent Directors

The board of directors determined that Mr. Canan, Dr. Carter and Mr. Olds are independent within the meaning of NI 52-110 and NASDAQ Stock Market rules.

Directors Who are Not Independent

The board of directors determined that Ms. D’Alvise is not independent within the meaning of NI 52-110 and NASDAQ given that she is our President and CEO.

During the fiscal year ended March 31, 2018, the board of directors held 13 meetings. Attendance of directors at those meetings is indicated in the table below:

Board Members(1)	Attendance
Roderick N. Carter	13 out of 13
Jean-Marie (John) Canan	13 out of 13
Janelle D’Alvise	13 out of 13

____________________

Note:

(1)	This table excludes directors who resigned from the board during the course of the fiscal year ended March 31, 2018.

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

The GHR committee is composed of independent members within the meaning of NI 52-110 and NASDAQ Stock Exchange rules, namely Dr. Carter, Mr. Canan and Mr. Olds.

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

Audit Committee

Our audit committee is responsible for assisting the board of directors in fulfilling its oversight responsibilities with respect to financial reporting, including:

•	reviewing our procedures for internal control management performing financial functions;

•	reviewing and approving the engagement of the auditor;

•	reviewing annual and quarterly financial statements and all other material continuous disclosure documents, including our annual information form and management’s discussion and analysis;

•	assessing our financial and accounting personnel;

•	assessing our accounting policies;

•	reviewing our risk management procedures; and

•	reviewing any significant transactions outside our ordinary course of business and any pending litigation involving us.

The audit committee has direct communication channels with our management performing financial functions and our external auditor to discuss and review such issues as the audit committee may deem appropriate. As of March 31, 2018, the audit committee was composed of Mr. Canan, as chairperson Dr. Carter and Ms. D’Alvise. Each of Mr. Canan and Dr. Carter is “financially literate” and “independent” within the meaning of NI 52-110 and the Exchange Act. In accordance with the exemption provided under Section 3.5 of NI 52-110, Ms. D’Alvise acted as a member of the audit committee from January 16, 2018 to April 27, 2018 in order to fill a vacancy resulting from the resignation of Mr. Schottenfeld on January 16, 2018. As of the date of this annual report, the audit committee is composed of independent members within the meaning of NI 52-110 and the Exchange Act, namely Mr. Canan, Dr. Carter and Mr. Olds.

Compensation Governance

Compensation of our executive officers and directors is recommended to the board of directors by the GHR committee. In its review process, the GHR committee relies on input from management on the assessment of executives and corporate performance. During the fiscal year ended March 31, 2018, the GHR committee was composed of the following members, each of whom is independent: Dr. Carter and Mr. Canan. The GHR committee establishes management compensation policies and oversees their general implementation. All members of the GHR committee have direct experience which is relevant to their responsibilities as GHR committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in our sector provides them with the understanding of our success factors and risks, which is very important when determining metrics for measuring success.

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

Our management consists of professionals experienced in business development, finance and science. Our research team includes scientists with expertise in pharmaceutical development, chemistry, manufacturing and controls, nonclinical and clinical studies, pharmacology, regulatory affairs, quality assurance/quality control, intellectual property and strategic alliances. As of March 31, 2018, we had 20 full-time employees. We generally require all of our employees to enter into an invention assignment, non-disclosure and non-compete agreement. We rely, in part, on the administrative and other staff of Neptune and also rely on consultants from time to time. Our employees are not covered by any collective bargaining agreement or represented by a trade union. We consider our relations with our employees to be good and our operations have never been interrupted as the result of a labor dispute.

E.	Share Ownership

The following table shows the total number of common shares beneficially owned by each of our directors and executive officers and the percentage of the total issued and outstanding common shares that such holdings represent.

	Common shares beneficially owned	Percentage of total issued and outstanding common shares
Name	as of March 31, 2018	as of March 31, 2018(1)
Roderick N. Carter	-	-
Jean-Marie (John) Canan	57,500	*
Janelle D’Alvise	52,500	*
Linda P. O’Keefe	30,000	*
Pierre Lemieux	7,000	*
Laurent Harvey	-	-
Donald Olds	-	-

(1)       Based on 36,628,063 common shares outstanding as of the date of this annual report.

*         Less than 1%.

See “Item 6.B. Compensation” above for information regarding the share-based, option-based, call-option-based, and warrant- based awards held by our directors and executive officers and for a description of our stock option plan and equity incentive plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of the date of this annual report, and based on information publicly available to us on SEDI (www.sedi.ca), Neptune owns 5,064,694 common shares representing 13.8% of our common shares issued and outstanding. The common shares are voting, participating, and have no par value. Neptune also owns warrants entitling it to acquire 592,500 common shares (in order to obtain 1 common share, 10 warrants must be exercised). Neptune does not have different voting rights than other holders of common shares. To the best of our knowledge, there are no other beneficial owners of 5% or more of any class of our voting securities.

All common shares, including those held by Neptune, are common shares with the same voting rights. Based on the records of our registrar and transfer agent, Computershare Investor Services Inc., as of the date of this annual report, there are approximately 8 registered holders (including The Depository Trust Company) of our common shares resident in the United States (approximately 32% of all registered holders).

B.	Related Party Transactions

Please see the section entitled “—Related Party Transactions” in “Item 5. Operating and Financial Review and Prospects”.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Statements

A.	Financial Statements and Other Financial Information

Financial Statements

See “Item 17. Financial Statements” for our audited financial statements.

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

Since March 31, 2011, our common shares have been listed on the TSX-V under the ticker symbol ACST. Since January 7, 2013, our common shares have been listed on the NASDAQ Stock Market under the ticker symbol ACST. The following tables set forth, for the periods indicated, the high and low market prices of our common shares as reported on the TSX-V and the NASDAQ Stock Market.

(a)       For the five most recent full fiscal years:

Fiscal Year Ended	TSX-V		NASDAQ Stock Market
	High ($)	Low ($)	High (US$)	Low (US$)
February 28, 2014(1)	43.20	16.00	39.90	20.00
February 28, 2015(1)	14.90	11.50	13.40	10.90
February 29, 2016	7.60	1.83	6.10	1.30
March 31, 2017	4.03	1.47	3.09	1.11
March 31, 2018	2.75	1.16	3.10	0.9287

________________________

Note:

(1)	Our common shares were consolidated on October 15, 2015, on the basis of one (1) post-consolidation common share for every 10 pre-consolidation common shares, and each fractional common share resulting from the consolidation was rounded up. The common share price was increased proportionally to reflect the consolidation.

(b)	For each full financial quarter of the two most recent full fiscal years and any subsequent period:

Period	TSX-V		NASDAQ Stock Market
	High ($)	Low ($)	High (US$)	Low (US$)
1st Quarter ended May 31, 2016	2.45	1.50	1.88	1.20
2nd Quarter ended August 31, 2016	2.25	1.66	1.79	1.21
3rd Quarter ended November 30, 2016	4.03	1.62	3.09	1.20
Four-month period ended March 31, 2017	2.66	1.47	2.03	1.11
1st Quarter ended June 30, 2017	1.90	1.66	1.47	1.23
2nd Quarter ended September 30, 2017	1.77	1.57	1.42	1.26
3rd Quarter ended December 31, 2017	2.75	1.20	3.10	0.96
4th Quarter ended March 31, 2018	1.40	1.16	1.26	0.9287

(c)	For the most recent six months:

Period	TSX-V		NASDAQ Stock Market
	High ($)	Low ($)	High (US$)	Low (US$)
November 2017	2.75	1.58	3.10	1.24
December 2017	2.14	1.20	1.68	0.9428
January 2018	1.57	1.16	1.26	0.9287
February 2018	1.36	1.24	1.09	0.97
March 2018	1.40	1.20	1.07	0.946
April 2018	1.48	0.98	1.13	0.77
May 2018	1.07	0.81	0.8303	0.63

The holders of common shares are entitled to vote at all meetings of our shareholders except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the board, if any.

No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Our common shares must be issued as fully-paid and non-assessable, and are not subject to further capital calls by us. All of the common shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up, and the entitlement to dividends. Common shares are transferable at the offices of our transfer agent and registrar, Computershare Investor Services Inc., in Toronto, Ontario, Canada and Montreal, Québec, Canada. There are no restrictions in our corporate documents on the free transferability of the common shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Since March 31, 2011, the common shares have been listed on the TSX-V under the ticker symbol ACST. Since January 7, 2013, the common shares have been listed on the NASDAQ Stock Market under the ticker symbol ACST.

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

Rights, Preferences and Restrictions Attaching to Each Class of Shares

Our authorized capital consists of an unlimited number of no par value common shares and an unlimited number of no par value Class B, Class C, Class D and Class E preferred shares (collectively, the preferred shares), issuable in one or more series. As of March 31, 2018, there were (i) a total of 25,638,215 common shares issued and outstanding and no preferred shares issued and outstanding, (ii) 2,284,388 options to purchase common shares issued and outstanding, at a weighted average exercise price of $1.81 per common share, (iii) 18,400,000 Series 8 public offering warrants issued in connection with our 2014 public offering at an exercise price of US$15.00 per common share (10 Series 8 public offering warrants must be exercised in order to acquire one common share), (iv) 161,654 Series 9 private placement warrants issued in connection with our 2014 private placement at an exercise price of $13.30 per common share, (v) $2,000,000 aggregate principal amount of unsecured convertible debentures, maturing on February 21, 2020, issued in our February 2017 private placement and contingent warrants to acquire 1,052,630 common shares (the debentures are convertible into up to 1,052,630 common shares at any time by the holders at a fixed price of $1.90 per common share, except if we pay before the maturity all or any portion of the convertible debentures, in which case the applicable pro rata share of the contingent warrants will be exercisable for the remaining term of the convertible debentures at a fixed price of $1.90 per common share), (vi) warrants issued in connection with the our February 2017 public offering to purchase up to 1,904,034 common shares at an exercise price of $2.15 per common share, (vii) broker warrants issued in connection with our December 2017 public offering to purchase up to 495,050 common shares at an exercise price of US$1.26 per common share, and (viii) warrants issued in connection with our December 2017 public offering to purchase up to 9,802,935 common shares at an exercise price of US$1.26 per common share.

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

Conversion Ratio	=	dividends on the shares
Fair market value of the common shares at the date of any conversion of Class D non-voting shares into common shares

Conversion All of our Class D non-voting shares automatically convert into common shares upon the request of an unrelated third party investor in us, investing more than $500,000, or any other amount to be determined by the board of directors, in us and requesting as a condition to the investment that the Class D non-voting shares be converted into common shares in all cases, on the basis of a number of common shares equal to the number of Class D non-voting shares converted multiplied by the conversion ratio, calculated as follows:

The product obtained by multiplying a factor to be agreed at the time of the issuance of the Class D non-voting shares by the average amount paid per share for the Class D non-voting shares plus the redemption premium per share, as defined in subsection 5.4.6.1 of our Articles as well as the amount of any and all declared but yet paid

Conversion Ratio	=	dividends on the shares
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

For the two years preceding this annual report, we have not entered into any material contracts, other than contracts entered into in the ordinary course of our business, other than the indenture relating to the warrants that we issued in connection with our public offering of units in February 2017, the warrant agency agreement relating to the warrants that we issued in connection with our public offering of units in December 2017 and the underwriting agreement entered into in connection therewith and the indenture relating to the warrants that we issued in connection with our public offering of units in May 2018 and the underwriting agreement entered into in connection therewith.

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

U.S. Federal Income Tax Considerations of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

Subject to the possible application of the passive foreign investment company, or PFIC, rules described below (see the more detailed discussion below at “Passive Foreign Investment Company Rules”), a U.S. Holder that receives a distribution, including a constructive distribution or a taxable stock distribution, with respect to the common shares generally will be required to include the amount of that distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits” (as computed for U.S. federal income tax purposes). To the extent that a distribution exceeds our current and accumulated “earnings and profits”, the excess amount will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the common shares with respect to which the distribution is made (resulting in a corresponding reduction in the tax basis of those common shares) and, (b) thereafter, as gain from the sale or exchange of those common shares (see the more detailed discussion at “—Disposition of Common Shares” below). We do not intend to calculate our current or accumulated earnings and profits for U.S. federal income tax purposes and, therefore, will not be able to provide Holders with that information. U.S. Holders should therefore assume that any distribution by us with respect to our common shares will constitute a dividend. However, U.S. Holders should consult their own tax advisors regarding whether distributions from us should be treated as dividends for U.S. federal income tax purposes. Dividends paid on our common shares generally will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from U.S. corporations.

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

If we were to be treated as a PFIC in any taxable year, a U.S. Holder will generally be required to file an annual report with the IRS containing such information as the U.S. Treasury Department may require.

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

Information relating to quantitative and qualitative disclosures about market risks is detailed in “Item 5. Operating and Financial Review and Prospects”, as well as in Note 19 to our audited financial statements contained in “Item 17. Financial Statements”.

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

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15 (e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of March 31, 2018, our existing disclosure controls and procedures were effective. It should be noted that while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Controls over Financial Reporting

Our management, with the participation of our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of March 31, 2018. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of March 31, 2018, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

No changes were made to our internal controls over financial reporting that occurred during the quarter and fiscal year ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

“Audit fees” consist of fees for professional services for the audit of our annual financial statements, interim reviews and limited procedures on interim financial statements, securities filings and consultations on accounting or disclosure issues. KPMG LLP, our external auditors, billed $349,100 for audit fees for the fiscal year ended March 31, 2018 and $235,400 for audit fees for the fiscal year ended March 31, 2017.

Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under “Audit Fees” above. KPMG LLP billed $8,440 for the fiscal year ended March 31, 2018 and $6,550 for the fiscal year ended March 31, 2017.

Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP billed $57,100 and $31,600 for tax fees for fiscal year ended March 31, 2017. Tax fees include, but are not limited to, preparation of tax returns.

All Other Fees

“Other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP billed no fees under this category for the fiscal years ended March 31, 2018 and March 31, 2017.

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

Item 16H.	Mining Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The financial statements of Acasti Pharma Inc. are located at the end of this annual report, beginning on page F-1.

Item 18.	Financial Statements

See Item 17.

Item 19.	Exhibits

EXHIBITS INDEX

Exhibit Number	Description of Document
1.1	Articles of Incorporation (incorporated by reference to Exhibit 4.1 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)
1.2	Amended and Restated General By-Law (incorporated by reference to Exhibit 99.1 from Form 6-K (File No. 001-35776) filed with the Commission on February 21, 2017)
1.3	Advance Notice bylaw No. 2013-1 (incorporated by reference to Exhibit 4.3 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)
2.1	Specimen Certificate for Common Shares of Acasti Pharma Inc. (incorporated by reference to Exhibit 2.1 from Form 20-F (File No. 001-35776) filed with the Commission on June 6, 2014)
2.2	Warrant Indenture dated December 3, 2013 between Acasti Pharma Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.1 from Form 6-K (File No. 001-35776) filed with the Commission on December 3, 2013)
2.3	Warrant Indenture dated February 21, 2017 between Acasti Pharma Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 2.3 from Form 20-F (File No. 001-35776) filed with the Commission on June 27, 2017)
2.4*	Warrant Agency Agreement dated December 27, 2017 between Acasti Pharma Inc. and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company N.A.
2.5*	Amended and Restated Warrant Indenture dated May 10, 2018 between Acasti Pharma Inc. and Computershare Trust Company of Canada
4.1	Prepayment Agreement, dated December 4, 2012, between Neptune Technologies & Bioressources Inc. and Acasti Pharma Inc. (incorporated by reference to Exhibit 99.1 from Form 6-K (File No. 001-35776) filed with the Commission on October 29, 2013)
4.2	Equity Incentive Plan, as amended June 8, 2017 (incorporated by reference to Exhibit 4.2 from Form 20-F (File No. 001-35776) filed with the Commission on June 27, 2017)
4.3	Stock Option Plan, as amended June 8, 2017 (incorporated by reference to Exhibit 4.3 from Form 20-F (File No. 001-35776) filed with the Commission on June 27, 2017)
4.4	Employment Agreement with Linda O’Keefe, dated November 25, 2016 (incorporated by reference to Exhibit 10.5 from Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017)
4.5	Employment Agreement with Janelle D’Alvise, dated May 11, 2016 (incorporated by reference to Exhibit 10.6 from Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017)
4.6	Employment Agreement with Pierre Lemieux, dated September 26, 2017 (incorporated by reference to Exhibit 10.7 from Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017)
4.7	Employment Agreement with Laurent Harvey, dated September 26, 2017 (incorporated by reference to Exhibit 10.8 from Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017)
11.1	Code of Business Conduct and Ethics for Directors, Officers and Employees (incorporated by reference to Exhibit 99.4 from Form 40-F (File No. 001-35776) filed with the Commission on May 30, 2013)
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Annual Report and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ACASTI PHARMA INC.

	By:	/s/ Janelle D’Alvise
	Name:	Janelle D’Alvise
	Title:	Principal Executive Officer

Date: June 29, 2018

Financial Statements of

Acasti pharma inc.

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Acasti Pharma Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Acasti Pharma Inc. (the "Company") as of March 31, 2018, and 2017, the related statements of earnings and comprehensive loss, changes in equity and cash flows for the periods ended March 31, 2018, March 31, 2017 and February 29, 2016, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and 2017, and its financial performance and its cash flows for the periods ended March 31, 2018, March 31, 2017 and February 29, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion on the financial statements, we draw attention to Note 2 (c) to the financial statements, which indicates that the Company has incurred operating losses and negative cash flows from operations since inception, the Company’s current assets are projected to be significantly less than what will be needed, and the Company needs to obtain additional financing. As stated in Note 2 (c) to the financial statements, these events or conditions, along with other matters as set forth in Note 2 (c), indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB, and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Matter

The financial statements of Acasti Pharma Inc. as at February 28, 2017 and for the twelve-month and one-month periods ended February 28, 2017 and March 31, 2017, respectively, are unaudited. Accordingly, we do not express an opinion on them.

We have served as Company’s auditor since 2009.

June 27, 2018

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A122596

F-3

Acasti pharma inc.

Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

Acasti Pharma inc.

Statements of Financial Position

As at March 31, 2018, March 31, 2017 and February 28, 2017

		March 31, 2018	March 31, 2017	February 28, 2017
				(Unaudited)
(thousands of Canadian dollars)	Notes	$	$	$

Assets

Current assets:
Cash and cash equivalents	23	8,223	9,772	10,573
Receivables	4	759	206	166
Other Assets	5	104	—	—
Prepaid expenses		406	303	270
Total current assets		9,492	10,281	11,009

Marketable securities	23	26	—	—
Other Asset	5	555	—	—
Equipment	8	2,821	2,787	2,776
Intangible assets	9	10,065	12,388	12,582
Total assets		22,959	25,456	26,367

Liabilities and Equity

Current liabilities
Trade and other payables	10	6,697	2,138	2,405
Total current liabilities		6,697	2,138	2,405

Derivative warrant liabilities	11, 13(e)	6,426	209	187
Unsecured convertible debentures	12	1,612	1,406	1,389
Total liabilities		14,735	3,753	3,981

Equity:
Share capital	13	73,338	66,576	66,576
Other equity	13	309	309	309
Contributed surplus		6,956	5,693	5,607
Deficit		(72,379)	(50,875)	(50,106)
Total equity		8,224	21,703	22,386

Commitments and contingencies	21
Total liabilities and equity		22,959	25,456	26,367

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Dr. Roderick Carter	/s/Jean-Marie Canan
Roderick Carter	Jean-Marie Canan
Chair of the Board	Director

Acasti pharma INC.

Statements of Earnings and Comprehensive Loss

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

			Thirteen- months ended	Month ended	Twelve- months ended
		March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017	February 29, 2016
				(Unaudited)	(Unaudited)
(thousands of Canadian dollars, except per share data)	Notes	$	$	$	$	$

Research and development expenses, net of government assistance	7	(15,669)	(7,653)	(426)	(7,227)	(7,566)
General and administrative expenses		(4,027)	(3,557)	(292)	(3,265)	(2,046)
Loss from operating activities		(19,696)	(11,210)	(718)	(10,492)	(9,612)

Change in fair value of warrant liabilities	11,15	(344)	(53)	(22)	(31)	2,201
Other financial expenses	13 (b),15	(1,464)	(113)	(29)	(84)	1,094
Net financial expenses		(1,808)	(166)	(51)	(115)	3,295
Net loss and comprehensive loss before income tax		(21,504)	(11,376)	(769)	(10,607)	(6,317)
Deferred income tax recovery		—	129	—	129	—
Net loss and total comprehensive loss		(21,504)	(11,247)	(769)	(10,478)	(6,317)

Basic and diluted loss per share	17	(1.23)	(1.01)	(0.05)	(0.97)	(0.59)

Weighted average number of shares outstanding		17,486,515	11,094,512	14,702,556	10,788,075	10,659,936

See accompanying notes to financial statements

Acasti pharma INC.

Statements of Changes in Equity

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

		Share capital		Other	Contributed
		Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)	Notes		$	$	$	$	$

Balance, March 31, 2017		14,702,556	66,576	309	5,693	(50,875)	21,703

Net loss and total comprehensive loss for the period		—	—	—	—	(21,504)	(21,504)
		14,702,556	66,576	309	5,693	(72,379)	199
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Public offering	13	10,667,169	6,169	—	406	—	6,575
Warrants exercised		178,721	456	—	(72)	—	384
Share-based payment transactions	16	—	—	—	929	—	929
Issuance of shares for payment of interest on convertible debentures	13(d)	89,769	137	—		—	137
Total contributions by and distributions to equity holders		10,935,659	6,762	—	1,263	—	8,025
Balance at March 31, 2018		25,638,215	73,338	309	6,956	(72,379)	8,224

See accompanying notes to financial statements.

Acasti pharma INC.

Statements of Changes in Equity, Continued

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

		Share capital		Other	Contributed
		Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)	Notes		$	$	$	$	$

Balance, February 29, 2016		10,712,038	61,973	—	4,875	(39,628)	27,220

Net loss and total comprehensive loss for the twelve-month period (unaudited)		—	—	—	—	(10,478)	(10,478)
Net loss and total comprehensive loss for the one-month period (unaudited)		—	—	—	—	(769)	(769)
Net loss and total comprehensive loss for the thirteen-month period		—	—	—	—	(11,247)	(11,247)
		10,712,038	61,973	—	4,875	(50,875)	15,973
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Public offering	13(c)	3,930,518	4,509	—	144	—	4,653
Issue of unsecured convertible debentures, net of deferred income tax expense of $129 income tax expense of $129	13,19	—	—	309	—	—	309
Equity settled non-employee share-based payment		60,000	94	—	—	—	94
Share-based payment transactions for the twelve-month period (unaudited)	16	—	—	—	588	—	588
Share-based payment transactions for the one-month period (unaudited)	16	—	—	—	86	—	86
Share-based payment transactions for the thirteen-month period	16	—	—	—	674	—	674
Total contributions by and distributions to equity holders for the twelve-month period (unaudited)		3,990,518	4,603	309	732	—	5,644
Total contributions by and distributions to equity holders for the one-month period (unaudited)		—	—	—	86	—	86
Total contributions by and distributions to equity holders for the thirteen-month period		3,990,518	4,603	309	818	—	5,730
Balance at February 28, 2017 (unaudited)		14,702,556	66,576	309	5,607	(50,106)	22,386
Balance at March 31, 2017		14,702,556	66,576	309	5,693	(50,875)	21,703

See accompanying notes to financial statements.

Acasti pharma INC.

Statements of Changes in Equity, Continued

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

		Share capital		Other	Contributed
	Notes	Amount	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)			$	$	$	$	$

Balance, February 28, 2015		10,644,440	61,628	—	4,911	(33,311)	33,228

Net loss and total comprehensive loss for the year		—	—	—	—	(6,317)	(6,317)
		10,644,440	61,628	—	4,911	(39,628)	26,911
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Share-based payment transactions	16	—	—	—	309	—	309
Issuance of shares	13(c)	50,000	101	—	(102)	—	(1)
Share options exercised	16	250	1	—	—	—	1
RSUs released		17,348	243	—	(243)	—	—
Total contributions by and distributions to equity holders		67,598	345	—	(36)	—	309

Balance at February 29, 2016		10,712,038	61,973	—	4,875	(39,628)	27,220

acasti pharma INC.

Statements of Cash Flows

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

			Thirteen-months ended	Month ended	Twelve-months ended
	Notes	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
(thousands of Canadian dollars)		$	$	$	$	$
Cash flows used in operating activities:
Net loss for the period		(21,504)	(11,247)	(769)	(10,478)	(6,317)
Adjustments:
Amortization of intangible assets	9	2,323	2,517	194	2,323	2,336
Depreciation of equipment	8	349	221	32	189	59
Impairment loss related to intangible assets		—	—	—	—	339
Stock-based compensation	16	929	674	86	588	309
Net financial expenses	15	1,808	166	51	115	(3,295)
Realized foreign exchange gain (loss)		(7)	48	(12)	60	36
Deferred income tax recovery		—	(129)	—	(129)	—
Total adjustments		(16,102)	(7,750)	(418)	(7,332)	(6,533)
Changes in working capital items	18	3,583	792	(328)	1,120	(41)
Net cash used in operating activities		(12,519)	(6,958)	(746)	(6,212)	(6,574)
Cash flows from (used in) investing activities:
Interest received		70	150	4	146	114
Acquisition of intangible assets		—	—	—	—	(92)
Acquisition of equipment	8, 18	(455)	(2,527)	(24)	(2,503)	(276)
Acquisition of short-term investments		—	(12,765)	—	(12,765)	(11,954)
Acquisition of marketable securities		(26)	—	—	—	—
Maturity of short-term investments		—	22,030	—	22,030	20,437
Net cash (used in) investing activities		(411)	6,888	(20)	6,908	8,229
Cash flows from (used in) financing activities:
Net proceeds from public offering	13(b)(c)	11,065	5,010	(34)	5,044	—
Net proceeds from private placement	12, 13(c)	(40)	1,872	(10)	1,882	—
Proceeds from exercise of warrants		384	—	—	—	—
Share issue costs		—	—	—	—	(1)
Interest paid		(3)	(18)	—	(18)	(2)
Net cash from (used in) financing activities		11,406	6,864	(44)	6,908	(3)

Foreign exchange (loss) gain on cash and cash equivalents held in foreign currencies		(25)	(49)	9	(58)	64
Net increase (decrease) in cash and cash equivalents		(1,549)	6,745	(801)	7,546	1,716
Cash and cash equivalents, beginning of period		9,772	3,027	10,573	3,027	1,311
Cash and cash equivalents, end of period		8,223	9,772	9,772	10,573	3,027

Cash and cash equivalents is comprised of:
Cash		1,583	6,778	6,778	7,584	3,027
Cash equivalents		6,640	2,994	2,994	2,989	—

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

1.	Reporting entity

Acasti Pharma Inc. (Acasti or the Corporation) is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. Neptune Technologies (Neptune) owns approximately 19.8% of the issued and outstanding Class A shares (Common Shares) of the Corporation following the US Public financing of December 27, 2017 (see note 6 and 13). Prior to the US public financing, Neptune owned approximately 34.0% of the Common Shares and was previously the parent company of Acasti.

Pursuant to a license agreement entered into with Neptune in August 2008, as amended, Acasti has been granted an exclusive worldwide license to use until its related patents expire, Neptune’s intellectual property to develop, clinically study and market new pharmaceutical and medical food products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of ingredients from marine biomasses, such as krill. The eventual products are aimed at applications in the prescription drug, over-the-counter medicine and medical foods markets. In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license which was exercised in fiscal 2014. As a result of the royalty prepayment, Acasti is no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of the intellectual property under license. The license allows Acasti to exploit the intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the prescription drugs and the medical food markets. On August 8, 2017, Neptune announced the sale of its krill oil inventory and intellectual property to Aker BioMarine Antarctic AS (Aker). Aker then licensed the intellectual property back to Neptune, leaving the License Agreement between Acasti and Neptune in place and unchanged. The license Agreement allows Acasti the “freedom to operate” for CaPre, which is currently the Corporation’s only prescription drug candidate in development. There are diligence obligations with respect to the Corporation’s use of licensed technology in relation to the development and commercialization of Acasti’s product candidate. Upon the expiry of the last-to-expire licensed Neptune patents in 2022, and the concurrent expiry of Acasti’s License Agreement with Neptune and Aker, the Corporation believes that CaPre will be fully covered under its own issued and pending patents, and after the Neptune patent expiry that Acasti will not require any license from Neptune or any other third party to support the commercialization of CaPre.

The Corporation is subject to a number of risks associated with the conduct of its clinical program and its results, the establishment of strategic alliances and the development of new pharmaceutical products and their marketing. The Corporation also knows that its current product in development requires approval from the U.S Food and Drug Administration and equivalent regulatory organizations in other countries before their sale can be authorized. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares, units consisting of Common Shares and warrants and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights and options. To achieve the objectives of its business plan, Acasti plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. The ability of the Corporation to complete the needed financing andultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.	Basis of preparation

(a)	Statement of compliance:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Beginning in fiscal 2017, the Corporation’s fiscal year end is on March 31. Fiscal 2017 is a transition year, and includes thirteen months of operations, beginning on March 1, 2016 and ending on March 31, 2017. As a result, for comparative purposes the above financial statements and corresponding notes to financial statements include two unaudited periods: the one-month period ended March 31, 2017 and the twelve-month period ended February 28, 2017. The Canadian Securities regulator permits, in the transition year, the presentation of a thirteen-month period for the financial year ended March 31, 2017.

The financial statements were approved by the Board of Directors on June 27, 2018.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (Note 3(e) (ii)); and,

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

•	Derivative warrant liabilities measured at fair value on a recurring basis (Note 11).

2.	Basis of preparation (continued):

(c)	Going concern uncertainty:

The Corporation has incurred operating losses and negative cash flows from operations since inception. The Corporation’s current assets of $9.5 million as at March 31, 2018 include cash and cash equivalents totalling $8.2 million, mainly generated by the net proceeds from the Public Offering completed on December 27, 2017. The Corporation’s current liabilities total $6.7 million at March 31, 2018 and are comprised primarily of amounts due to or accrued for creditors. Since the Corporation’s March 31, 2018 year end, the current assets have been increased by approximately $10.0 million from the net proceeds, of a public financing completed in early May 2018 including the exercise of the over allotment option (note 24 – subsequent event). However, in spite of this incremental financing, these current assets are projected to be significantly less than what will be needed to support the current liabilities as at this date when combined with the projected level of expenses for the next twelve months, including the continued advancement of the TRILOGY Phase 3 clinical study program for its drug candidate, CaPre. Additional funds will also be needed for the expected expenses for the total CaPre Phase 3 research and development phase beyond the next twelve months, including the potential regulatory (NDA) submission. The Corporation also expects to incur increased general and administrative expenses as a result of a planned increase in business development and commercialization planning expenses, and a reduction of its shared services agreement with Neptune, with those added expenses having begun during the year ended March 31, 2018. In addition to the recently raised additional funds, the Corporation is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any additional financing or strategic collaborations. In particular, raising financing is subject to market conditions and is not within the Corporation’s control. If the Corporation does not raise additional funds, find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. The Corporation currently has no other arranged sources of financing.

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

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

2.	Basis of preparation (continued):

(e)	Use of estimates and judgments (continued):

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”).

•	Measurement of derivative warrant liabilities (note 11) and stock-based compensation (note 16).

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

The Corporation has the following non-derivative financial assets: cash, cash equivalents, marketable securities and receivables. The Corporation determines the classification of its financial assets at initial recognition. The subsequent measurement of financial assets depends on their classification.

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

Cash, cash equivalents, marketable securities and receivables with maturities of less than one year are classified as loans and receivables.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity.

(ii)	Non-derivative financial liabilities:

The Corporation has the following non-derivative financial liabilities: trade and other payables, and unsecured convertible debentures. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
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

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
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

The estimated useful lives and rates for the current and comparative periods are as follows:

Assets	Method	Period/Rate

Furniture and office equipment	Declining balance	20%	to	30%
Computer equipment	Declining balance		30%
Laboratory equipment	Declining balance		30%
Production equipment (in years)	Straight-line		10

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively if appropriate.

(c)	Intangible assets:

(i)	Research and development:

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

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
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

Amortization is calculated over the cost of the intangible asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Assets	Period (in years)

Patents		20
License	8	to	14

(d)	Impairment:

(i)	Financial assets:

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

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
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

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
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

Transactions in foreign currencies are translated into the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies (continued):

(j)	Finance income and finance expense:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense, accretion on borrowings, unwinding of the discount on provisions, impairment losses recognized on financial assets and transaction costs for issuance of derivative warrant liabilities. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

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

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates, enacted or substantively enacted, that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses. The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases. The majority of the Corporation’s assets are located in Canada, while one major production unit, with a carrying value of $2,077 (March 31, 2017-$2,394), is located in France.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies (continued):

(n)	Change in accounting policy:

Future accounting change:

The following new standards, and amendments to standards and interpretations, are not yet effective for the period ended March 31, 2018, and have not been applied in preparing these financial statements.

New standards and interpretations not yet adopted:

(i)       Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities and a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation intends to adopt IFRS 9 in its financial statements for the annual period beginning on April 1, 2018.

The Company’s preliminary analysis has not identified any significant differences in respect to the classification and measurement of financial instruments and continues to evaluate the impact of the new standard on its financial statements. The Corporation does not apply hedge accounting.

(ii)       Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on April 1, 2018. The Corporation has not yet assessed the impact of adoption of the amendments of IFRS 2.

4.	Receivables:

		March 31, 2018	March 31, 2017	February 28, 2017
	Notes	$	$	(Unaudited) $
Sales tax receivables		470	89	83
Government assistance and tax credits receivable	7	282	115	81
Other receivables		7	2	2
Total receivables		759	206	166

5.	Other Assets

During the year, the Corporation purchased a reserve of krill oil amounting to $970 to be used in production. The krill oil is expensed as it is used in the R&D production processes for NKPL66 manufacturing. $259 of krill oil from the reserve was used for the manufacturing of CaPre capsules as at March 31, 2018, as well as a credit of $52 was received for damaged drums, leaving a balance of $659 of which an amount of $104 is estimated to be used in the next twelve-month period.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

6.	Related parties:

(a)	Administrative and research and development expenses:

The Corporation intends to continue to rely on the support of Neptune for a portion of its general and administrative needs; however, the continuance of this support is outside of the Corporation’s control. The Corporation was charged by Neptune for the purchase of research supplies and for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

		Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017	February 29, 2016
			(Unaudited)	(Unaudited)
	$	$	$	$	$

Research and development expenses
Supplies and incremental costs	7	-	-	-	5
Shared service agreement	20	60	1	59	366
Total	27	60	1	59	371

General and administrative expenses
Supplies and incremental costs	239	293	16	277	299
Shared service agreement	121	325	25	300	491
Total	360	618	41	577	790
Total related parties expenses	387	678	42	636	1,161

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Neptune provides Acasti with the services of personnel for certain administrative work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon within the shared service agreement. For the year ended March 31, 2018 laboratory support, the corporate affairs and the public company reporting services previously provided by Neptune as part of the shared service agreement were discontinued. The Corporation is now incurring incremental costs and expects to do so in the future, partially offset by reduced shared service fees. The account payable to Neptune amounted to $44 at March 31, 2018, $12 at March 31, 2017, and $15 at February 29, 2016, is non-interest bearing and has no specified maturity date. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

Historically, Neptune has provided the Corporation with the krill oil needed to produce CaPre for Acasti’s clinical programs, including all of the krill oil projected as needed for its Phase 3 clinical study program. However, Neptune discontinued its krill oil production and sold its krill oil inventory to Aker on August 7, 2017. During the period, Acasti purchased a reserve of krill oil from Aker that will be used in the production of CaPre capsules for its Phase 3 clinical trials (see also note 5). The Corporation is currently evaluating alternative suppliers of krill oil. At March 31, 2018, a reserve of krill oil was still stored at Neptune’s facility.

(b)	Interest revenue:

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged an amount of $2 million (“Committed Funds”) to partly guarantee the financing for the said transaction (“Pledge Agreement”). Neptune had agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of 9% during the first six months and 11% for the remaining term of the Pledge Agreement. On September 20, 2016, Neptune fully released the pledged amount. The Corporation recognized interest revenue of nil for the year ended March 31, 2018 and, $89 for the thirteen-month period ended March 31, 2017, nil (unaudited) for the month ended March 31, 2017, and $89 (unaudited) for the twelve-month period ended February 28, 2017 and $27 for the year ended February 29, 2016.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

6.	Related parties (continued):

(c)	Key management personnel compensation:

The key management personnel are the officers of the Corporation and the members of the Board of Directors of the Corporation. They control in the aggregate less than 1% of the voting shares of the Corporation (2% in 2017 and 1% in 2016).

Key management personnel compensation includes the following for the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, twelve-month period ended February 28, 2017, and year ended February 29, 2016.

		Thirteen- months ended	Month ended	Twelve- months ended
	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017	February 29, 2016
			(Unaudited)	(Unaudited)
	$	$	$	$	$
Compensation	1,754	1,510	146	1,364	688
Severance	-	-	-	-	103
Share-based compensation costs	826	619	78	541	120
Total key management personnel compensation	2,580	2,129	224	1,905	911

7.	Government assistance:

		Thirteen- months ended	Month ended	Twelve- months ended
	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017	February 29, 2016
			(Unaudited)	(Unaudited)
	$	$	$	$	$
Investment tax credit	409	103	8	95	169
Government grant	-	227	37	190	180
Total government assistance	409	330	45	285	349

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

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

7.	Government assistance (continued):

Unrecognized federal tax credits may be used to reduce future income tax and expire as follows:

$
2029	11
2030	30
2031	45
2032	431
2033	441
2034	436
2035	519
2036	286
2037	315
2038	345
2,859

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

8.	Equipment:

	Furniture and office equipment	Computer equipment	Laboratory equipment	Production equipment	Total
	$	$	$	$	$

Cost:
Balance at February 28, 2015	59	3	60	—	122
Additions	—	—	276	—	276
Balance at February 29, 2016	59	3	336	—	398
Additions for the twelve-month period (Unaudited)	—	8	186	2,484	2,678
Balance at February 28, 2017 (Unaudited)	59	11	522	2,484	3,076
Additions for the one-month period (Unaudited)	—	—	—	43	43
Additions for the thirteen-month period	—	8	186	2,527	2,721
Balance at March 31, 2017	59	11	522	2,527	3,119
Additions	4	6	192	181	383
Balance at March 31, 2018	63	17	714	2,708	3,502

Accumulated depreciation:
Balance at February 28, 2015	49	3	—	—	52
Depreciation for the year	3	—	56	—	59
Balance at February 29, 2016	52	3	56	—	111
Depreciation for the twelve-month period (Unaudited)	7	1	129	52	189
Balance at February 28, 2017 (Unaudited)	59	4	185	52	300
Depreciation for the one-month period (Unaudited)	—	—	11	21	32
Depreciation for thirteen-month period	7	1	140	73	221
Balance at March 31, 2017	59	4	196	73	332
Depreciation	—	3	107	239	349
Balance at March 31, 2018	59	7	303	312	681

Net carrying amounts:
February 28, 2017 (Unaudited)	—	7	337	2,432	2,776
March 31, 2017	—	7	326	2,454	2,787
March 31, 2018	4	10	411	2,396	2,821

Depreciation expense for the period end March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017 and twelve-month period ended February 28, 2017 has been recorded in “research and development expenses” in the statements of earnings and comprehensive loss.

During the year a reclassification of $94 cost related to tooling for the thirteen-month period ended March 31, 2017 was made between production equipment and prepaid assets. No depreciation was taken in relation to these amounts.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

9.	Intangible assets :

	Patents	License	Total
	$	$	$

Cost:
Balance at February 28, 2015	278	24,330	24,608
Additions	84	—	84
Balance at February 29, 2016, February 28, 2017 (Unaudited) and March 31, 2017	362	24,330	24,692
Additions	—	—	—
Balance at March 31, 2018	362	24,330	24,692

Accumulated amortization:
Balance at February 28, 2015	10	7,102	7,112
Amortization for the year	13	2,323	2,336
Impairment loss	339	—	339
Balance at February 29, 2016	362	9,425	9,787
Amortization for the twelve-month period (Unaudited)	—	2,323	2,323
Balance at February 28, 2017 (Unaudited)	362	11,748	12,110
Amortization for the one-month period (Unaudited)	—	194	194
Amortization for the thirteen-month period	—	2,517	2,517
Balance at March 31, 2017	362	11,942	12,304
Amortization for the year	—	2,323	2,323
Balance at March 31, 2018	362	14,265	14,627

Net carrying amounts:
February 28, 2017 (Unaudited)	—	12,582	12,582
March 31, 2017	—	12,388	12,388
March 31, 2018	—	10,065	10,065

Amortization expense and impairment loss for the period ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 have been recorded in “research and development expenses” in the statements of earnings and comprehensive loss.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

10.	Trade and other payables:

	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)
	$	$	$

Trade payables	3,420	259	534
Accrued liabilities and other payables	2,479	1,354	1,372
Employee salaries and benefits payable	754	513	484
Payable to Neptune	44	12	15
Total trade and other payables	6,697	2,138	2,405

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in Note 20.

11.	Derivative warrant liabilities:

Warrants issued as part of a public offering of units composed of class A share (Common Share) and Common Share purchase warrants on both December 27, 2017 and December 3, 2013 are derivative liabilities (“Derivative warrant liabilities”) given the currency of the exercise price is different from the Corporation’s functional currency.

The derivative warrant liabilities are measured at fair value at each reporting period and the reconciliation of changes in fair value is presented in the following tables:

Warrant liabilities issued December 27, 2017
		Thirteen-month period	Month ended	Twelve-month period
	March 31, 2018	Ended, March 31, 2017	March 31, 2017 (Unaudited)	ended February 28, 2017 (Unaudited)
	$	$	$	$

Balance – beginning of period	-	-	-	-
Issued during period (note 13b)	5,873	-	-	-
Change in fair value of derivative warrant liabilities	532	-	-	-
Balance – end of period	6,405	-	-	-

Warrant liabilities issued December 3, 2013[1]
		Thirteen-month period	Month ended	Twelve-month period
	March 31, 2018	ended, March 31, 2017	March 31, 2017 (Unaudited)	ended February 28, 2017 (Unaudited)
	$	$	$	$

Balance – beginning of period	209	156	187	156
Change in fair value of derivative warrant liabilities	(188)	53	22	31
Balance – end of period	21	209	209	187

(1) In order to obtain one Common Share, 10 warrants must be exercised.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

11.	Derivative warrant liabilities (continued):

The fair value of the derivative warrant liabilities was estimated using the Black-Scholes option pricing model and based on the following assumptions:

Warrant liabilities issued December 27, 2017
	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)

Exercise price	US $1.26	—	—
Share price	US $1.02	—	—
Dividend	—	—	—
Risk-free interest	2.56%	—	—
Estimated life (in years)	4.75	—	—
Expected volatility	95.16%	—	—

The fair value of the warrants issued was determined to be $0.65 per share issuable (nil as at March 31, 2017 and February 28, 2017).

Warrant liabilities issued December 3, 2013[1]
	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)

Exercise price	US $1.50	US $1.50	US $1.50
Share price(1)	US $1.02	US $1.36	US $1.25
Dividend	—	—	—
Risk-free interest	2.19%	1.22%	1.24%
Estimated life (in years)	0.68	1.68	1.76
Expected volatility	133.86%	108.35%	107.36%

(1) In order to obtain one Common Share, 10 warrants must be exercised.

The fair value of the warrants issued was determined to be $0.01 ($0.11 per share issuable as at March 31, 2017 and $0.10 (unaudited) per share issuable as at February 28, 2017).

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

12.	Unsecured convertible debentures

Concurrent with the Public Offering described in note 11, on February 21, 2017, the Company issued $2,000 aggregate principal amount of unsecured convertible debentures maturing February 21, 2020 and contingent warrants to acquire up to 1,052,630 Common Shares (the “Private Placement”). The principal may be prepaid, in whole or in part, at any time and from time to time, in cash, at the sole discretion of the Corporation. The debentures are convertible into Common Shares at any time by the holder at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures. Should the Corporation pay all or any portion of the convertible debenture before maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid. The contingent warrants will be exercisable for the remaining term of the convertible debt for the same price as the conversion options. The unsecured convertible debentures were issued at a discount of 3.5% to the principal amount, for aggregate gross proceeds of $1,930.

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

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

12.	Unsecured convertible debentures (continued):

The split between the liability and equity component portions of the Private Placement are summarized below:

	Liability component	Equity component	Total Private Placement
	$	$	$

Components at date of issue	1,519	481	2,000
Transaction costs and debt discount	(134)	(43)	(177)
Deferred income tax expense (note 18)	—	(129)	(129)
Effective interest for the twelve-month period (Unaudited)	8	—	8
Interest payable (Unaudited)	(4)	—	(4)
February 28, 2017 (Unaudited)	1,389	309	1,698
Effective interest for the one-month period (Unaudited)	31	—	31
Interest payable (Unaudited)	(14)	—	(14)
Effective interest for the thirteen-month period	39	—	39
Interest payable during the period	(18)	—	(18)
March 31, 2017	1,406	309	1,715
Effective interest for the twelve-month period	366	—	366
Interest payable during the period	(160)	—	(160)
March 31, 2018	1,612	309	1,921

13.	Capital and other components of equity

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares (Common Shares), voting (one vote per share), participating and without par value

➢	Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder’s discretion, into Class A shares (Common Shares), on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions. (1)

➢	Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder’s discretion, into Class A shares (Common Shares), on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions. (1)

➢	Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares. Class D and E shares are convertible, at the holder’s discretion, into Class A shares (Common Shares), on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions. (1)

(1) None issued and outstanding

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

13.	Capital and other components of equity (continued):

(b)	Public offering – December 27, 2017:

On December 27, 2017, the Corporation closed a public offering issuing 9,900,990 units of Acasti (“Units”) at a price of US$1.01 per Unit for gross proceeds of $12.6 million (US$10 million). The units issued consist of 9,900,990 Class A shares (Common Shares) and 8,910,891 warrants with the right to purchase one Common Share (“Warrant”) of Acasti. As part of this closing, the underwriters’ also partially exercised for nil consideration the over-allotment option for warrants, which were issued for a right to purchase 892,044 Class A Common Shares at an exercise price of US$1.26.

On January 22, 2018, the underwritters exercised a portion of their over-allotment option by purchasing an additional 766,179 common shares at a price of US$1.01 per share, for additional gross proceeds of $963 (US$773).

The Warrants forming part of the Units are derivative liabilities (“Derivative Warrant Liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified Class A share at the time of issuance of the Units. The fair value of the Derivative Warrant Liabilities at the time of issuance was determined to be $5.9 million and the residual of the proceeds were allocated to the Class A shares. Total issue costs related to this transaction totaled approximately $2.7 million. The issue costs have been allocated between the Warrants and Class A shares based on relative value. The portion allocated to the Warrants was recognized in finance costs in the Statements of Earnings and Comprehensive Loss, whereas the portion allocated to Class A shares was recognized as a reduction to share capital, in the Statements of Financial Position.

 The fair value of the public offering warrants in 2017 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

December 27, 2017
Exercise price	US $1.26
Share price	US $0.97
Risk-free interest	2.22%
Estimated life (in years)	5
Expected volatility	93.52%

The fair value of the public offering warrants issued was determined to be $0.60 per warrant as at December 27, 2017. Changes in the fair value of the Warrants are recognized in finance expenses.

As part of the transaction, the Company also issued broker warrants to purchase up to 495,050 Common Shares. Each Broker Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of US$1.2625, at any time until December 27, 2022. The broker warrants are considered for compensation to non-employees under IFRS 2, stock-based compensation, and are accounted for at fair value at issuance date and not subsequently revalued. To determine the fair value of the Broker Warrants, the Black-Scholes pricing model was used based on the following assumptions:

December 27, 2017
Exercise price	US $1.2625
Share price	US $0.97
Risk-free interest	2.22%
Estimated life (in years)	5
Expected volatility	93.52%

The total cost associated with the Broker Warrants amounted to $406 and was allocated to contributed surplus.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

13.	Capital and other components of equity (continued):

(c)	Public offering - February 21, 2017:

Concurrent with the private placement described in Note 12, on February 21, 2017, the Corporation closed a public offering (“Public Offering”) issuing 3,930,518 units of Acasti (“Units”) at a price of $1.45 per Unit for gross proceeds of $5,699. Each Unit consists of one class A share (Common Share) and one half of one class A or common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share at an exercise price of $2.15 per common share, at any time until February 21, 2022. The Units issued as part of the public offering are considered equity instruments. The transaction costs associated with the Public Offering amounted to $1,190. The proceeds and transaction costs were allocated to share capital.

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

Furthermore, as part of the February 2017 Public Offering and convertible debt transactions, a total of 60,000 Common Shares were issued as equity settled share-based payments for services received from an employee of the previous parent at a price of $1.57 per share for a total cost of $94. The equity settled share-based payment costs have been allocated to share capital for a cost that amounted to $85 and to debt for a cost that amounted to $9 based on relative value.

The value of the broker warrants was estimated using the Black-Scholes option pricing model and based on the following assumptions:

February 21, 2017

Exercise price	$2.15
Share price	$1.70
Dividend	—
Risk-free interest	0.79%
Estimated life (in years)	1.00
Expected volatility	112.09%

The total cost associated with the Broker Warrants amounted to $144 and was allocated to contributed surplus.

(d)	Issuance of shares:

The following table summarizes the shares issued to settle the payment of accrued interest on the unsecured convertible debentures with the corresponding amount recorded to share capital.

Accrued interest as at	Share issuance date	Number of shares	Amount $

March 31, 2017	April 7, 2017	9,496	17
June 30, 2017	August 15, 2017	23,885	40
September 30, 2017	December 27, 2017	22,783	40
December 31, 2017	March 27, 2018	33,605	40
		89,769	137

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

13.	Capital and other components of equity (continued):

(e)	Warrants:

The warrants of the Corporation are composed of the following as at March 31, 2018, March 31, 2017 and February 28, 2017:

	March 31, 2018		March 31, 2017		February 28, 2017 (Unaudited)		February 29, 2016
	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount
		$		$		$		$
Liability
Series December 2017
US public offering Warrants 2017 (i)	9,802,935	6,405	—	—	—	—	—	—
Series 8 Public offering
Warrants December 2013 (note 11) (ii)	18,400,000	21	18,400,000	209	18,400,000	187	18,400,000	156
	28,202,935	6,426	18,400,000	209	18,400,000	187	18,400,000	156
Equity
Public offering warrants
Series December 2017 US Broker warrants (v)	495,050	406	—	—	—	—	—	—
Series 2017 BW Broker warrants (iii)	—	—	234,992	144	234,992	144	—	—
Public offering warrants February 2017 (iv)	1,904,034	—	1,965,259	—	1,965,259	—	—	—
Private Placement – contingent warrants
2017 Unsecured convertible debenture conversion option and contingent warrants (vi)	1,052,630	309	1,052,630	309	1,052,630	309	—	—
Series 9 Private Placement warrants 2013 (vii)	161,654	—	161,654	—	161,654	—	161,654	—
	3,613,368	715	3,414,535	453	3,414,535	453	161,654	—
(i)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.26, expiring on December 27, 2022.
(ii)	In order to obtain one Common Share of the Corporation at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(iii)	Warrant to acquire one Common Share of the Corporation at an excersise price of 2.15 expiring on February 21, 2018. 117,496 warrants amounted to $71 were exercised in November 2017 and 117,496 warrants expired on February 21, 2018.
(iv)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.2625, expiring on December 27, 2022. 61,225 warrants amounted to $132 were exercised in November 2017.
(v)	Warrant to acquire one Common Share of the Corporation at an exercise price of $2.15, expiring on February 21, 2022.
(vi)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.90 expiring on February 21, 2020, net of deferred tax expense of $129.
(vii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $13.30, expiring on December 3, 2018.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

14.	Personnel expenses:

		Thirteen- months ended	Month ended	Twelve-month period ended
	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
	$	$	$	$	$

Salaries and other short-term employee benefits	3,281	2,491	214	2,277	1,902
Share-based compensation costs	929	674	86	588	309
Severance	—	—	—	—	210
Total personnel expenses	4,210	3,165	300	2,865	2,421

15.	Financial expenses:

		Thirteen- months ended	Month ended	Twelve-month period ended
	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
	$	$	$	$	$

Interest income	72	125	6	119	73
Foreign exchange gain	-	-	-	-	1,023
Financial income	72	125	6	119	1,096

Foreign exchange loss	(32)	(180)	(3)	(177)	-
Interest payable on convertible debenture during the period	(160)	(17)	(14)	(3)	-
Accretion of interest on convertible debenture	(206)	(22)	(17)	(5)	-
Transaction costs related to derivative warrant liabilities	(1,134)	-	-	-	-
Other charges	(4)	(19)	(1)	(18)	(2)
Financial expenses	(1,536)	(238)	(35)	(203)	(2)

Other net financial expenses	(1,464)	(113)	(29)	(84)	1,094

Change in fair value of warrant liabilities	(344)	(53)	(22)	(31)	2,201

Net Financial expenses	(1,808)	(166)	(51)	(115)	3,295

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

16.	Share-based payments:

At March 31, 2018, the Corporation has the following share-based payment arrangement:

(a)	Corporation stock option plan:

The Corporation has in place a stock option plan for directors, officers, employees and consultants of the Corporation. The plan provides for the granting of options to purchase Class A shares (Common Shares). The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSXV at the close of markets the day preceding the grant. Under this plan, the maximum number of Class A shares (Common Shares) that may be issued upon exercise of options granted under the plan is 2,940,511, representing 20% of the number of Class A shares (Common Shares) issued and outstanding as at February 29, 2016. The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights not shorter than on a quarterly basis. The total number of shares issued to any one consultant cannot exceed 2% of the Corporation’s total issued and outstanding shares. The Corporation is not authorized to grant such number of options under the stock option plan that could result in a number of Class A shares (Common Shares) issuable pursuant to options granted to (a) related persons exceeding 10% of the Corporation’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve month period exceeding 5% of the Corporation’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted.

The following tables summarize information about activities within the stock option plan:

	March 31, 2018		Thirteen-month period ended March 31, 2017
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at beginning of period	2.58	1,424,788	13.52	454,151
Granted	1.75	1,121,500	1.69	1,300,400
Forfeited	1.89	(199,800)	13.27	(190,138)
Expired	18.06	(62,100)	15.38	(139,625)
Outstanding at end of period	1.81	2,284,388	2.58	1,424,788

Exercisable at end of period	1.92	591,113	6.44	238,482

	Month ended March 31, 2017		Twelve-month period ended February 28, 2017
	(Unaudited)		(Unaudited)
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at beginning of period	2.59	1,427,288	13.52	454,151
Granted	—	—	1.69	1,300,400
Forfeited	11.50	(2,500)	13.29	(187,638)
Expired	—	—	15.38	(139,625)
Outstanding at end of period	2.58	1,424,788	2.59	1,427,288

Exercisable at end of period	6.44	238,482	6.49	240,982

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

16.	Share-based payments (continued):

(a)	Corporation stock option plan (continued):

	February 29, 2016
	Weighted average exercise price	Number of options
	$
Outstanding at beginning of period	15.33	429,625
Granted	4.65	109,188
Exercised	2.50	(250)
Forfeited	9.40	(66,912)
Expired	18.57	(17,500)
Outstanding at end of period	13.52	454,151

Exercisable at end of period	15.28	375,563

The weighted average of the fair value of the options granted to employees and directors of the Company during the period ended March 31, 2018 is $1.22 (thirteen-month period ended March 31, 2017 is $1.40 and during the twelve-month period ended February 28, 2017 is $1.40 (unaudited) (2016 - $2.14)). There were no options granted during the month ended March 31, 2017 and no options granted to consultants during the thirteen-month period ended March 31, 2017 and years ended February 29, 2016.

No options were exercised during the period ended March 31, 2018 (nil for the thirteen-month period ended March 31, 2017). The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2016 was $4.20. Stock-based compensation recognized under this plan for the period ended March 31, 2018 was $929 (thirteen-month and one-month periods ended March 31, 2017 amounted to $674 and $86 (unaudited), respectively and amounted to $588 (unaudited) for the twelve-month period ended February 28, 2017 and $234 for 2016).

The fair value of options granted was estimated using the Black-Scholes option pricing model, resulting in the following weighted average assumptions for options granted during the periods ended:

		Thirteen-month period ended	Twelve-month Period ended
	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)	February 29, 2016

Exercise price	$1.75	$1.69	$1.69	$4.65
Share price	$1.75	$1.69	$1.69	$4.65
Dividend	—	—	—	—
Risk-free interest	1.21%	0.87%	0.87%	0.66%
Estimated life (in years)	5.89	4.94	4.94	4.20
Expected volatility	82.4%	123.5%	123.5%	65.63%

The expected life of the stock options is based on historical data and current expectation and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

16.	Share-based payments (continued):

(a)	Corporation stock option plan (continued):

The following tables summarize the status of the outstanding and exercisable options of the Corporation:

			March 31, 2018
			Options outstanding		Exercisable options
Exercise price			Weighted remaining contractual life outstanding	Number of options outstanding	Weighted average exercise price $	Number of options exercisable

$1.56	-	$1.58	5.11	525,000	1.56	306,250
$1.59	-	$1.71	8.90	415,000	1.65	141,667
$1.72	-	$1.88	9.20	992,500	-	-
$1.89	-	$2.25	5.16	286,700	1.99	95,568
$2.26	-	$6.50	3.67	65,188	4.87	47,628
			7.54	2,284,388	1.92	591,113

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

The Corporation established an equity incentive plan for employees, directors and consultants. The plan provides for the issuance of restricted share units (“RSU”), performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. There are no such awards outstanding as of March 31, 2018, March 31, 2017, and February 28, 2017 and no stock-based compensation was recognized for the period ended March 31, 2018 (nil for the one-month and thirteen-month periods ended March 31, 2017 and $64 for the twelve-month period ended February 29, 2016).

17.	Loss per share:

Diluted loss per share was the same amount as basic loss per share, as the effect of options, RSUs and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the periods presented. All outstanding options, RSUs and warrants could potentially be dilutive in the future.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

18.	Supplemental cash flow disclosure:

(a)	Changes in working capital items:

		Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
	$	$	$	$	$

Receivables	(553)	193	(40)	233	406
Receivable from corporation under common control	-	-	-	-	50
Inventories	-	-	-	-	88
Prepaid expenses	(103)	247	(33)	280	(138)
Other Assets	(659)	-	-	-	-
Trade and other payables	4,898	352	(255)	607	(447)
Total changes in working capital items	3,583	792	(328)	1,120	(41)

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

18.	Supplemental cash flow disclosure (continued):

(b)	Non-cash transactions:

		Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
	$	$	$	$	$
Equity settled share-based payment included in equity	137	94	—	94	—
Issuance of broker warrants included in net proceeds from public offering	406	144	—	144	—
Public offering transaction costs included in trade and other payables	132	381	381	416	—
Reduction in share issue costs from reduction in trade and other payables	—	109	—	109	—
Private Placement transaction costs included in trade and other payables	—	40	40	50	—
Equipment included in trade and other payables	216	288	288	269	—
Interest payable included in trade and other payables	40	18	18	4	—
Issuance of shares on settlement of a liability	—	—	—	—	103
Interest receivable included in payable to Neptune corporation	—	—	—	—	27

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

19.	Income taxes:

Deferred tax (recovery) expense:

		Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
	$	$	$	$	$

Origination and reversal of temporary differences	5,241	2,240	163	2,077	2,065
Change in unrecognized deductible temporary differences	(5,241)	(2,369)	(163)	(2,206)	(2,065)
Deferred tax (recovery) expense	—	(129)	—	(129)	—

Reconciliation of effective tax rate:

		Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
	$	$	$	$	$
Loss before income taxes	(21,504)	(11,376)	(769)	(10,607)	(6,317)
Basic combined Canadian statutory income tax rate [1]	26.78%	26.87%	26.80%	26.88%	26.90%
Computed income tax recovery	(5,759)	(3,057)	(206)	(2,851)	(1,699)
Increase resulting from:
Change in unrecognized deductible temporary differences	5,241	2,369	162	2,207	2,065
Non-deductible stock-based compensation	248	178	23	155	83
Non-deductible change in fair value	92	14	6	8	(592)
Permanent differences and other	118	166	12	154	143
Change in statutory income tax rate	60	201	3	198	—
Total tax (recovery) expense	—	(129)	—	(129)	—

1 The Canadian combined statutory income tax rate has decreased due to a reduction in the provincial statutory income tax rate.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

19.	Income taxes (continued):

Unrecognized deferred tax assets:

At March 31, 2018, March 31, 2017 and February 28, 2017, the net deferred tax assets, which have not been recognized in these financial statements because the criteria for recognition of these assets were not met, were as follows:

	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)
	$	$	$
Deferred tax assets
Tax losses carried forward	12,670	8,293	8,153
Research and development expenses	4,927	4,220	4,196
Property, plan and equipment and intangible assets	567	435	423
Other deductible temporary differences	884	522	539
Deferred tax assets	19,048	13,470	13,311

Deferred tax liabilities
Tax basis of unsecured convertible debentures in excess of carrying value	67	122	126
Deferred tax liabilities	67	122	126
Net deferred tax assets	18,981	13,348	13,185

On initial recognition of the unsecured convertible debenture equity component on February 21, 2017, a deferred tax liability of $129 was recognized with the corresponding entry recognized directly in Other equity. Consequently, an equal amount of deferred tax asset related to unrecognized tax losses was recognized with the offsetting entry in the Corporation statement of earnings and comprehensive loss.

As at March 31, 2018, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income, were as follows:

	March 31, 2018
	Federal	Provincial
	$	$
Tax losses carried forward
2029	714	714
2030	1,627	1,620
2031	2,071	2,063
2032	2,262	2,241
2033	1,854	1,825
2034	3,598	3,598
2035	4,595	4,459
2036	5,494	5,494
2037	8,584	8,456
2038	17,155	17,155
	47,954	47,625

Research and development expenses, without time limitation	18,002	19,362

Other deductible temporary differences, without time limitation	5,224	5,224

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
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

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	March 31, 2018		March 31, 2017		February 28, 2017 (Unaudited)
	US $	Euro	US $	Euro	US $	Euro

Cash and cash equivalents	7,024	—	3,524	—	3,691	—
Marketable securities	26	—	—	—	—	—
Receivables	6	—	2	—	3	—
Trade and other payables	(3,924)	(627)	(503)	(317)	(376)	(603)
	3,132	(627)	3,023	(317)	3,318	(603)

The following exchange rates are those applicable to the following periods and dates:

	March 31, 2018		March 31, 2017		February 28, 2017 (Unaudited)
	Average	Reporting	Average	Reporting	Average	Reporting

CA$ per US$	1.2834	1.2900	1.3134	1.3299	1.3113	1.3281
CA$ per Euro	1.5008	1.5898	1.4424	1.4251	1.4434	1.4066

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
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

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and Euro would have decrease in net loss as follows, assuming that all other variables remain constant:

	March 31, 2018	March 31, 2017	February 29, 2017 (Unaudited)
	$	$	$

Decrease in net loss	88	139	151

An assumed 5% weakening of the foreign currencies would have an equal but opposite effect on the basis that all other variables remained constant.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at March 31, 2018, March 31, 2017and February 28, 2017 is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Unsecured convertible debentures	Long-term fixed interest rate

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

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

20.	Financial instruments (continued):

(d)	Liquidity risk (continued):

The following are the contractual maturities of financial liabilities as at March 31, 2018, March 31, 2017and February 28, 2017:

					March 31, 2018
Required payments per year		Total	Carrying amount	Less than 1 year	1 to 3 years
	Notes	$	$	$	$

Trade and other payables	10	6,697	6,697	6,697	—
Unsecured convertible debentures	12	2,303	1,612	160	2,143
		9,000	8,309	6,857	2,143

					March 31, 2017
Required payments per year		Total	Carrying amount	Less than 1 year	1 to 3 years
	Notes	$	$	$	$

Trade and other payables	10	2,138	2,138	2,138	—
Unsecured convertible debentures	12	2,463	1,406	160	2,303
		4,601	3,544	2,298	2,303

					February 28, 2017 (Unaudited)
Required payments per year		Total	Carrying amount	Less than 1 year	1 to 3 years
	Notes	$	$	$	$

Trade and other payables	10	2,405	2,405	2,405	—
Unsecured convertible debentures	12	2,476	1,389	160	2,316
		4,881	3,794	2,565	2,316

The Derivative warrant liabilities are excluded from the above tables as they will be settled in shares and not by the use of liquidities.

21.	Commitments and contingencies:

Research and development contracts and contract research organizations agreements:

The Company utilizes contract manufacturing organizations related to the development of clinical material and clinical research organizations to perform services related to the Company’s clinical trials. Pursuant to these agreements with manufacturing and contract research organizations, the Company has the right to terminate the agreements either without penalties or under certain penalty conditions. For agreements which contain penalty conditions, the Company would be required to pay penalties of approximately $172.

During the year, the Company entered into a lease agreement, for its research and development and quality control laboratory facility located in Sherbrooke, Québec, resulting in a total commitment of $151 over the two-year lease term. An amount of $72 is committed in the next year, with a remaining committed amount of $79 over the second year of the lease.

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

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

21.	Commitments and contingencies (continued):

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

22.	Determination of fair values:

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

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The fair value of the liability component of the convertible debenture is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of this liability at March 31, 2018 approximates the carrying amount and was measured using level 3 inputs.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 inputs (Note 11).

As at March 31, 2018, the effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $241 or a gain of $254, respectively.

As at March 31, 2018, the effect of a 5% strengthening of the US dollar, would result in a loss of $320. An assumed 5% weakening of the foreign currency would have an equal but opposite effect on the basis that all other variables remained constant.

23.	Capital management:

Since inception, the Corporation’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. The Corporation is not exposed to external requirements by regulatory agencies or third parties regarding its capital, except for certain covenants included within the convertible debentures (Note 12).

Since the beginning of its operations, the Corporation has primarily financed its liquidity needs from funding provided through public offerings, private placements, from the exercise of warrants that were distributed to its related party’s shareholders, from a rights offering and from the issuance of options to employees.

The Corporation defines capital to include total shareholders’ equity, derivative warrant liabilities and unsecured convertible debentures.

The Corporation’s policy is to maintain a minimal level of debt.

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

23.	Capital management (continued):

The following table summarizes the cash and cash equivalents of the Corporation:

	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)

Cash	1,583	6,778	7,584
Cash equivalents	6,640	2,994	2,989
Total Cash and cash equivalents	8,223	9,772	10,573

As at March 31, 2018, cash equivalents consist of four term deposits totaling $4,193 (US - $3,250), two commercial paper totaling $1,418 (US - $1,099) and one promissory note totaling $ 1,029 (US- $798), each being held with a Canadian financial institution having a high credit rating. The term deposits, commercial paper and promissory note have maturity dates of ranging between April 2, 2018 and May 11, 2018, bearing interest rates ranging from 1.26% and 1.72% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

As at March 31, 2018, the Corporation held a marketable security of a term deposit totaling $26 (US - $20) held as restricted with maturity of March 13, 2019 and bearing interest at 2.23%.

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

24.	Subsequent event

On May 9, 2018, the Company announced the closing of a Canadian public offering of Units of the Company at a price of CA$1.05 per Unit for aggregate gross proceeds of approximately CA$10 million generating net proceeds of approximately CA$8.7 million. The Company issued 9,530,000 Units. Each Unit is comprised of one common share and one common share purchase warrant of the Company, exercisable at any time prior to May 9, 2023 at an exercise price of CA$1.31 per common share.

On May 14, 2018, the Company announced the full exercise of the over-allotment option for additional gross proceeds of approximately $1.5 million generating net proceeds to the Company of approximately CA$1.3 million. Pursuant to the over-allotment option, the Company issued an additional aggregate of 1,429,500 Units at the CA$1.05 offering price. Each Unit is also comprised of one common share and one common share purchase warrant of the Company exercisable at any time prior to May 9, 2023 at an exercise price of CA$1.31 per Common Share.

As consideration of services rendered by the Underwriter in connection with this offering and its over-allotment exercise, the Company paid the Underwriter a cash commission equal to 7% of the gross proceeds raised under the offering and granted the Underwriter non-transferable broker warrants equal to 5% at an exercise price equal to the CA$1.05 offering price. A Total of 547,975 broker warrants were issued to the Underwriters to purchase up to 547,975 common share of the Corporation at an exercise price of CA$1.05. 476,500 broker warrants will expire on May 9, 2023 and 71,475 will expire on May 14, 2023.

