Form 20-F
period 2019-03-31
Acasti Pharma Inc.
filed 2019-06-26
CIK 1444192

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________________

FORM 20-F

_____________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-35776

_____________________________

Acasti Pharma Inc.

(Exact name of Registrant as specified in its charter)

_____________________________

N/A

(Translation of Registrant’s name into English)

Québec, Canada

(Jurisdiction of incorporation or organization)

545, Promenade du Centropolis, Suite 100, Laval, Québec H7T 0A3

(Address of principal executive office)

Jean-François Boily, Vice President, Finance, Acasti Pharma Inc.

545, Promenade du Centropolis, Suite 100 Laval, Québec H7T 0A3

Tel: 450-687-2262

Fax: 450-687-2272

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Shares, no par value	ACST	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

_____________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

78,132,734 Common Shares issued and outstanding as of March 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as	Other ☐
issued by the International Accounting Standards Board ☒

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

Market data and certain industry data and forecasts included in this annual report were obtained from internal company surveys, market research, and publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. We have not independently verified any of the data from third-party sources or the underlying economic assumptions they made. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of our industry, have not been independently verified. Our estimates involve risks and uncertainties, including assumptions that may prove not to be accurate, and these estimates and certain industry data are subject to change based on various factors, including those discussed under “Risk Factors” in this annual report. While we believe our internal business research is reliable and the market definitions we use in this annual report are appropriate, neither our business research nor the definitions we use have been verified by any independent source.

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

We use multiple financial measures for the review of our operating performance. These measures are generally IFRS financial measures, but one adjusted financial measure, “Non-IFRS operating loss” (adding to net loss, finance expenses, depreciation and amortization and impairment loss, litigation settlement expected to be paid via common shares, change in fair value of derivative warrant liabilities, stock-based compensation and by subtracting finance income and deferred income tax recovery), is also used to assess our operating performance. This non-IFRS financial measure is derived from our financial statements and is presented in a consistent manner. We use this measure, in addition to the IFRS financial measures, for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to competitors. All of these measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this Non-IFRS information to investors, in addition to IFRS measures, allows them to see our results through the eyes of our management, and to better understand our historical and future financial performance. See “Item 5. Operating and Financial Review and Prospects” for a reconciliation to net loss.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains information that may be forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to in this annual report as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this annual report includes, among other things, information or statements about:

•	our ability to conduct all required clinical and nonclinical trials for CaPre, including the timing and results of those trials;

•	our strategy, future operations, prospects and the plans of our management;

•	the design, regulatory plan, timeline, costs and results of our clinical and nonclinical trials for CaPre;

•	the timing and outcome of our meetings and discussions with the U.S. Food and Drug Administration, or FDA;

•	our planned regulatory filings for CaPre, and their timing;

•	our expectation that our Bridging Study (as defined below) results will support our plan to get authorization from the FDA to use the 505(b)(2) pathway with new chemical entity, or NCE, status towards a New Drug Application, or NDA, approval in the United States;

•	the timing and results from the STRENGTH study (conducted by Astra Zeneca with their omega-3 (OM3) drug EPANOVA) in patients with high triglycerides, or TGs (blood levels between 200-499 mg/dL) and concomitantly taking a statin;

•	the potential benefits and risks of CaPre as compared to other products in the pharmaceutical, medical food and natural health products markets;

•	our estimates of the size of the potential market for CaPre, unmet medical needs in that market, the potential for market expansion, and the rate and degree of market acceptance of CaPre if it reaches commercialization, and our ability to serve that market;

•	our anticipated marketing advantages and product differentiation of CaPre and its potential to become a best-in-class OM3 compound for the treatment of HTG;

•	the potential to expand CaPre’s indication for the treatment of high TGs (200-499 mg/dL);

•	the degree to which physicians would switch their patients to a product with CaPre’s target product profile;

•	our strategy and ability to develop, commercialize and distribute CaPre in the United States and elsewhere;

•	the manufacturing scale-up of CaPre beyond 20 tons per year and the related timing;

•	our ability to strengthen our patent portfolio and other means of protecting our intellectual property rights, including our ability to obtain additional patent protection for CaPre;

•	our expectation that following expiration of the license agreement with Neptune Technologies & Bioressources Inc. (“Neptune”) we will not require any license from third parties to support the commercialization of CaPre;

•	the availability, consistency and sources of our raw materials, including krill oil;

•	our expectation to be able to rely on third parties to manufacture CaPre whose manufacturing processes and facilities are in compliance with current good manufacturing practices, or cGMP;

•	the potential for Omega-3 therapeutics, or OM3s in other cardiometabolic medicine indications;

•	our intention and ability to build a U.S. commercial organization and to successfully launch CaPre and compete in the U.S. market;

•	our intention and ability to complete development and/or distribution partnerships to support the commercialization of CaPre outside of the United States, and to pursue strategic opportunities to provide capital and market access;

•	our need for additional financing and our estimates regarding our future financing and capital requirements;

•	our expectation regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and

•	our projected capital requirements to fund our anticipated expenses, including our research and development and general and administrative expenses, and capital expenditures.

Although the forward-looking information in this annual report is based upon what we believe are reasonable assumptions, you should not place undue reliance on that forward-looking information since actual results may vary materially from it. Important assumptions made by us when making forward-looking statements include, among other things, assumptions by us that:

•	we are able to obtain the additional capital and financing we require;

•	we successfully and timely complete all required clinical and nonclinical trials necessary for regulatory approval of CaPre;

•	the timeline and costs for our clinical and nonclinical programs are not materially underestimated or affected by unforeseen circumstances;

•	CaPre is safe and effective;

•	outcome study data from the STRENGTH study is positive;

•	we obtain and maintain regulatory approval for CaPre on a timely basis;

•	we are able to attract, hire and retain key management and skilled scientific and commercial personnel;

•	third parties provide their services to us on a timely and effective basis;

•	we are able to maintain our required supply of raw materials, including krill oil;

•	we are able to find and retain a third-party to manufacture CaPre in compliance with cGMP;

•	we are able to successfully build a commercial organization, launch CaPre in the United States, and compete in the U.S. market;

•	we are able to secure distribution arrangements for CaPre outside of the United States, if it reaches commercialization;

•	we are able to manage our future growth effectively;

•	we are able to gain acceptance of CaPre in its markets and we are able to serve those markets;

•	our patent portfolio is sufficient and valid;

•	we are able to secure and defend our intellectual property rights and to avoid infringing upon the intellectual property rights of third parties;

•	we are able to take advantage of business opportunities in the pharmaceutical industry and receive strategic partner support;

•	we are able to continue as a going concern;

•	there is no significant increase in competition for CaPre from other companies in the pharmaceutical, medical food and natural health product industries;

•	CaPre would be viewed favorably by payers at launch and receive appropriate healthcare reimbursement;

•	market data and reports reviewed by us are accurate;

•	there are no adverse changes in relevant laws or regulations; and

•	we face no product liability lawsuits and other proceedings or any such matters, if they arise, are satisfactorily resolved.

In addition, the forward-looking information in this annual report is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this annual report under the heading “Item 3.D. Risk Factors”, many of which are beyond our control, that could cause our actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, among others:

•	risks related to timing and possible difficulties, delays or failures in our ongoing TRILOGY Phase 3 program for CaPre;

•	nonclinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of CaPre;

•	CaPre may not prove to be as safe and effective or as potent as we currently believe;

•	our planned TRILOGY Phase 3 program may not produce positive results;

•	our anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all;

•	the FDA could reject our 505(b)(2) regulatory pathway;

•	while the REDUCE-IT results (a Cardiovascular outcome study conducted by Amarin with their OM3 drug VASCEPA) were positive, the cardiovascular outcome study data from the STRENGTH study could be negative, which could also negatively affect the market perception of CaPre;

•	we may encounter difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials or to market CaPre, or the FDA may refuse to approve CaPre, or place restrictions on our ability to commercialize CaPre;

•	we may need to conduct additional future clinical trials for CaPre, the occurrence and success of which cannot be assured;

•	CaPre may have unknown side effects;

•	CaPre could be subject to extensive post-market obligations and continued regulatory review, which may result in significant additional expense and affect sales, marketing and profitability;

•	we may fail to achieve our publicly announced milestones on time;

•	we may encounter difficulties in completing the development and commercialization of CaPre;

•	third parties we will rely upon to conduct our TRILOGY Phase 3 program for CaPre may not effectively fulfill their obligations to us, including complying with FDA requirements;

•	there may be difficulties, delays, or failures in obtaining health care reimbursements for CaPre;

•	recently enacted and future laws may increase the difficulty and cost for us to obtain marketing approval of and commercialize CaPre and affect the prices we can charge;

•	new laws, regulatory requirements, and the continuing efforts of governmental and third-party payors to contain or reduce the costs of healthcare through various means could adversely affect our business;

•	the market opportunity for, and demand and market acceptance of, CaPre may not be as strong as we anticipate;

•	third parties that we will rely upon to manufacture, supply and distribute CaPre may not effectively fulfill their obligations to us, including complying with FDA requirements;

•	there may not be an adequate supply of raw materials, including krill oil, in sufficient quantities and quality and to produce CaPre under cGMP standards;

•	we may not be able to meet applicable regulatory standards for the manufacture of CaPre or scale-up our manufacturing successfully;

•	as a development stage company, we have limited sales, marketing and distribution personnel and resources;

•	our patent applications may not result in issued patents, our issued patents may be circumvented or challenged and ultimately struck down, and we may not be able to successfully protect our trade secrets or other confidential proprietary information;

•	we may face claims of infringement of third party intellectual property and other proprietary rights;

•	we may face product liability claims and product recalls;

•	we may face intense competition from other companies in the pharmaceutical, medical food and natural health product industries;

•	we have a history of negative operating cash flow and may never become profitable or be able to sustain profitability;

•	we have significant additional future capital needs and may not be able to raise additional financing required to fund further research and development, clinical studies, obtain regulatory approvals, build a commercial organization in the United States, and meet ongoing capital requirements to continue our current operations on commercially acceptable terms or at all;

•	we may not be able to successfully compete in the U.S. market with competitors who are larger and have more resources than we do;

•	we may acquire businesses or products or form strategic partnerships in the future that may not be successful;

•	we may be unable to secure development and/or distribution partnerships to support the development and commercialization of CaPre outside the United States, provide development capital, or market access;

•	we rely on the retention of key management and skilled scientific, manufacturing, regulatory and commercial personnel; and

•	general changes in economic and capital market conditions could adversely affect us.

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

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited financial statements and the related notes for our fiscal years ended March 31, 2019 and 2018 and the thirteen-month period ended March 31, 2017 which are prepared in accordance with IFRS as issued by the IASB and are included in this annual report. The selected financial information below includes financial information derived from our audited financial statements. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period. The following table is a summary of our selected financial information in accordance with IFRS as issued by the IASB for each of our five most recently completed fiscal years.

	For the fiscal year ended
	March 31, 2019		March 31, 2018		March 31, 2017(1)		February 29, 2016		February 28, 2015
Revenue from sales	$	nil	$	nil	$	nil	$	nil	$	nil
Loss from operating activities		$(45,015)		$(19,696)		$(11,210)		$(9,612)		$(12,395)
Net loss and total comprehensive loss		$(51,566)		$(21,504)		$(11,247)		$(6,317)		$(1,655)
Basic and diluted loss per share		$(0.95)		$(1.23)		$(1.01)		$(0.59)		$(0.16)
Total assets		$48,471		$22,959		$25,456		$28,517		$37,208
Total liabilities		$34,509		$14,735		$3,753		$1,297		$3,980
Share capital		$129,318		$73,338		$66,576		$61,973		$61,628
Equity - Classified Warrants and rights		$998		$715		$453		$-		$-
Weighted average number of shares outstanding		54,290,295		17,486,515		11, 094,512		10,659,936		10,617,704
Dividends declared per share		-		-		-		-		-

Note:

(1)	For the thirteen-month period ended March 31, 2017.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred operating losses and negative cash flows from operations since our inception. To date, we have financed our operations through public offerings and private placements of securities, proceeds from exercises of warrants, rights and options, and receipt of research tax credits and research grant programs. Our cash and cash equivalents (including restricted investments) were $ 34.4 million as of March 31, 2019 and $8.2 million as of March 31, 2018.

Our current assets, as of March 31, 2019, are projected to support our current liabilities as at that date when combined with the projected level of our expenses for the next twelve months, including fully funding the completion of our Phase 3 program for CaPre. We expect that additional time and capital will be required by us to file an NDA to obtain FDA approval for CaPre in the United States, to further scale up our manufacturing capabilities, and to complete marketing and other pre-commercialization activities. Consequently, we expect to require additional capital to fund our daily operating needs beyond the next twelve months. Based on a conservative estimate, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements beyond the completion of our Phase 3 trials. To fully execute our business plan, we plan to raise the necessary capital primarily through additional securities offerings and multiple sources of non-dilutive capital such as grants or loans and strategic alliances. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay the commercial launch of CaPre. Unexpected negative results in our TRILOGY Phase 3 program for CaPre may affect our ability to raise additional capital and/or complete strategic development and/or distribution partnerships to support the commercial launch of CaPre. Additional funding from third parties may not be available on acceptable terms or at all to enable us to continue with the commercialization of CaPre.

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

We are a clinical-stage biopharmaceutical company with a limited operating history. The likelihood of the success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered when developing and expanding early-stage businesses and the regulatory and competitive environment in which we operate. Biopharmaceutical product development is a highly speculative undertaking, involves a substantial degree of risk and is a capital- intensive business. We expect to incur expenses without any meaningful corresponding revenues unless and until we are able to obtain regulatory approval for and begin selling CaPre in significant quantities. We filed our investigational new drug application, or IND, for CaPre in late 2013, which allowed us to initiate clinical development in the United States towards FDA approval for CaPre. To date, we have not generated any revenue from CaPre, and we may never be able to obtain regulatory approval for marketing CaPre in any indication. Even if we are able to commercialize CaPre, we may still not generate significant revenues or achieve profitability. Additionally, we may not be able to attain our targeted cost of goods sold, and levels of insurance reimbursement for CaPre may not be commercially viable in all global markets. We incurred net losses for the fiscal year ended March 31, 2019 of $ 51.6 million, $21.5 million for the year ended March 31, 2018 and $11.2 million for the thirteen-month period ended March 31, 2017, respectively. As of March 31, 2019, we had an accumulated deficit of $ 123.9 million.

We expect that our expenses will increase in the future as we prepare to seek FDA approval for the commercial launch of CaPre. However, our research and development expenses could increase in the future if we decide to develop CaPre for other indications. As a result, we expect to continue to incur substantial losses for the foreseeable future, and these losses may be increasing. We are uncertain about when or if we will be able to achieve or sustain profitability. If we fail to become and remain profitable, our ability to sustain our operations and to raise capital could be impaired and the price of our common shares could decline.

If outcome studies being conducted by our competitors testing the impact of OM3 on treating patients with high TGs are negative, there could also be an adverse impact for CaPre.

Top-line results from the cardiovascular outcome trial (CVOT) sponsored by Amarin (the REDUCE-IT trial) were recently released. A second CVOT sponsored by AstraZeneca (the STRENGTH trial) is expected to be reported in 2020. While the REDUCE-IT trial provided positive top line results, there can be no assurance that further detailed or subsequent results will be positive. If those studies show or continue to show that OM3 therapeutic drugs effectively treat patients with high TGs and improve cardiovascular, morbidity and mortality outcomes, we believe that the potential to expand CaPre’s indication in the future to include the treatment of high TGs would be significantly advanced. Conversely, if outcome study data from Astra Zeneca’s STRENGTH trial is negative, or if it fails to be completed, our potential target market for CaPre could be limited to patients with severe HTG (for which the total U.S. market was estimated based on audited prescription data by Symphony Health Analytics to be approximately $1.4 billion in 2018) and our ability to realize greater market potential of CaPre could be harmed.

We rely on third parties to conduct our TRILOGY Phase 3 program for CaPre.

We rely on contract research organizations, or CROs, to monitor and manage data for our TRILOGY Phase 3 program for CaPre. While we will only control certain aspects of the CRO’s activities, we nevertheless are responsible for ensuring that our clinical trials are conducted in accordance with applicable protocols, and legal, regulatory and scientific standards, and our reliance on the CRO does not relieve us from those responsibilities. We and the CRO are required to comply with current good clinical practices, or cGCPs, which are regulations and guidelines enforced by the FDA, Health Canada and comparable foreign regulatory authorities for any products in clinical development.

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

The third parties that are conducting our TRILOGY Phase 3 program for CaPre will not be our employees and, except for remedies available to us under our agreements with the CROs, we cannot control whether or not they devote sufficient time and resources to our preclinical, clinical and nonclinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could affect their performance on our behalf.

We rely on third parties to manufacture, produce and supply CaPre and we may be adversely affected if those third parties are unable or unwilling to fulfill their obligations, including complying with FDA requirements.

Producing pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Currently, while we do own our manufacturing and encapsulation equipment, we outsource the production of CaPre, and do not own or operate the manufacturing facilities. Accordingly, we need to rely on one or more third party contract manufacturers to produce and supply our required drug product for our nonclinical research and clinical trials for CaPre.

Although we are currently working with CordenPharma at its Chenôve facility in Dijon, France to scale up our manufacturing processes for CaPre, doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for full commercialization, including, among others, pricing, cost overruns, potential problems with process scale up, process reproducibility, stability issues, lot consistency and timely availability of reagents or raw materials. Consequently, we may not be able to attain our targeted cost of goods sold for CaPre. Any of these challenges could delay the commercial launch of CaPre, require bridging or repetition of studies or trials, increase development costs, delay approval of CaPre, impair our commercialization efforts, and increase our costs. We may have to delay or suspend the production of CaPre if a third-party manufacturer:

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

We have historically had no marketing and sales organization and, as a company, have no experience in marketing products. If we are unable to properly establish marketing and sales capabilities or enter into agreements with a strategic partner to market and sell CaPre, we may not be able to generate revenue.

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

Our ability to compete in the highly competitive pharmaceuticals industry largely depends upon our ability to attract and retain highly qualified managerial, scientific, medical, and commercial personnel. Competition for skilled personnel in our market is intense and competition may limit our ability to hire and retain highly qualified personnel on acceptable terms. We are highly dependent on our management, financial, commercial, and scientific personnel. Despite our efforts to retain valuable employees, members of our management, financial, commercial, scientific and medical teams may terminate their employment with us on short notice or, potentially, without any notice at all. The loss of the services of any of our executive officers or other key employees could potentially harm our business, operating results or financial condition. Our success may also depend on our ability to attract, retain and motivate highly skilled junior, mid-level, and senior managers and scientific personnel. In addition, we do not maintain “key person” insurance policies on the lives of our executives or those of any of our other employees. Other pharmaceutical companies with which we compete for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we can offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can develop and commercialize CaPre and any other future product candidates would be limited.

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

We have no prescription drug products that have been reviewed or approved by the FDA, Health Canada or any similar regulatory authority. Our only prescription drug candidate is CaPre, for which we have not yet filed an NDA, and for which we must complete the TRILOGY Phase 3 program and seek and receive regulatory approval prior to commercial launch, which we do not anticipate will occur until 2021 at the earliest. We have invested significant effort and financial resources in researching and developing CaPre. Further development of CaPre will require substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from sales of CaPre, if it is ever approved for commercialization.

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

We have limited experience in obtaining regulatory approvals, including approval by the FDA and, as a company, we have no experience in obtaining approval of any product candidates. The research, testing, manufacturing, labeling, packaging, storage, sale, marketing, pricing, export, import and distribution of prescription drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries and those regulations differ from country to country. We are not permitted to market CaPre in the United States until we receive approval of an NDA from the FDA and similar restrictions apply in other countries. In the United States, the FDA generally requires the completion of preclinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization. To date, we have not submitted an NDA for CaPre to the FDA or comparable applications to other regulatory authorities.

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

If we obtain regulatory approval for CaPre, we will only be permitted to market it for the indication(s) approved by the FDA, and any such approval may put limits on the indicated uses or promotional claims we may make for it, or otherwise not permit labeling that sufficiently differentiates CaPre from competitive products with comparable therapeutic profiles. For example, while our initial objective is to seek regulatory approval for the treatment of severe HTG, afterwards obtaining approval for CaPre to address mild to moderate HTG could greatly expand our potential market for CaPre. However, even if CaPre is approved for severe HTG, it may never be approved for the treatment of mild to moderate HTG. In addition, any approval we receive for CaPre could contain significant use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If any regulatory approval for CaPre contains significant limits, we may not be able to obtain sufficient funding or generate meaningful revenue from CaPre or be able to continue developing, marketing or commercializing CaPre.

We may be unable to find successful strategic partnerships to develop and commercialize CaPre.

We are currently engaged in strategic partnership discussions with several pharmaceutical companies for the development and commercialization of CaPre. We intend to seek co-development, licensing and/or marketing partnership opportunities with third parties that we believe will complement or augment our development and commercialization efforts for CaPre. Entering into partnership relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business. Entering into partnership relationships could also delay the development of CaPre and our other future product candidates if we become dependent upon a strategic partner and that strategic partner does not prioritize the development of CaPre relative to its other development activities. In addition, we face significant competition in seeking strategic partners and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for CaPre on our anticipated timeline, or at all, because CaPre may be deemed to be at too early of a stage for collaborative effort and third parties may not view CaPre as having the requisite potential to demonstrate safety and efficacy. Even if we do enter into strategic partnerships, those partnerships may not achieve our objectives.

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

Our competitors in the United States and globally include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized cardiovascular treatment companies. GlaxoSmithKline plc, which currently sells LOVAZA, a prescription-only OM3 fatty acid indicated for patients with severe HTG, was approved by the FDA in 2004 and has been on the market in the United States since 2005. Multiple generic versions of LOVAZA are now available in the United States. Amarin launched its prescription-only OM3 drug VASCEPA in 2013, and reached a market share of approximately 20% by the end of 2015. In addition, EPANOVA (OM3-carboxylic acids) capsules, a free fatty acid form of OM3 (comprised of 55% EPA and 20% DHA), is FDA-approved for patients with severe HTG. Omtryg, another OM3 fatty acid composition developed by Trygg Pharma AS, received FDA approval for severe HTG. Neither EPANOVA nor Omtryg have yet been commercially launched, but could launch at any time. Other large companies with products competing indirectly with CaPre include AbbVie, Inc., which currently sells TRICOR and TRILIPIX for the treatment of severe HTG, and NIASPAN, which is primarily used to raise HDL-C but is also used to lower TGs. Generic versions of TRICOR, TRILIPIX and NIASPAN are also now available in the United States. In addition, we are aware of a number of other pharmaceutical companies in earlier stages of developing products that, if approved and marketed, could compete with CaPre.

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

If it receives regulatory approval, CaPre will be a prescription-only OM3. Mixtures of OM3 fatty acids are naturally occurring substances in various foods, including fatty fish. Lower potency and lower purity forms of OM3 fatty acids are also marketed by other companies as dietary supplements or natural health products. Dietary supplements may generally be marketed without a lengthy FDA premarket review and approval process and do not require a prescription. However, unlike drug products, manufacturers of dietary supplements may not make therapeutic claims for their products; dietary supplements may be marketed with claims describing how the product affects the structure or function of the body without premarket approval, but may not expressly or implicitly represent that the dietary supplement will diagnose, cure, mitigate, treat, or prevent disease. We cannot be certain that physicians or consumers will view CaPre as superior to these alternatives or that physicians will be more likely to prescribe CaPre. If CaPre is not broadly covered by insurance, or the patient co-pay is significantly higher than the prices of commercially available OM3 fatty acids marketed by other companies as dietary supplements or natural health products, physicians may recommend these commercial alternatives instead of CaPre or patients may elect on their own to take commercially available non-prescription OM3 fatty acids. Either of these outcomes could limit how we price CaPre and negatively affect our revenues.

Recent and future legal developments could make it more difficult and costly for us to obtain regulatory approvals for CaPre and negatively affect the prices we may charge.

In the United States and elsewhere, recent and proposed legal and regulatory changes to healthcare systems could prevent or delay our receipt of regulatory approval for CaPre, restrict or regulate our post-approval marketing activities, and adversely affect our ability to profitably sell CaPre. Proposals have also been made to expand post-approval requirements and to restrict sales and promotional activities for pharmaceutical products. We do not know whether additional legislative changes will be enacted, or whether the FDA’s regulations, guidance or interpretations will be changed, or what impact any such changes will have, if any, on our ability to obtain regulatory approvals for CaPre. Further, the Centers for Medicare and Medicaid Services, or CMS, frequently changes product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Also, increased scrutiny by the U.S. Congress of the FDA’s approval process could significantly delay or prevent our receipt of regulatory approval for CaPre and subject us to more stringent product labeling and post-marketing testing and other requirements. Furthermore, for market approval in EU countries, a CVOT outcome trial is currently required. These types of trials are large and follow patients for at least 5 years. There can be no guarantee that we will ever conduct an outcome trial to meet these requirements to market in the EU.

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

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (the Health Care Reform Law), has broadened access to health insurance, reduced or constrained the growth of healthcare spending, enhanced remedies against fraud and abuse, added new transparency requirements for the healthcare and health insurance industries, imposed new taxes and fees on the health industry and imposed additional health policy reforms. Provisions of the Health Care Reform Law affecting pharmaceutical companies include requirements to offer discounts on brand-name drugs to patients who fall within the Medicare Part D coverage gap, commonly referred to as the “donut hole”, and to pay an annual non-tax deductible fee to the federal government based on each company’s market share of prior year total sales of branded products to certain federal healthcare programs, such as Medicare, Medicaid, Department of Veterans Affairs and Department of Defense. The Healthcare Reform Law also includes significant provisions that encourage state and federal law enforcement agencies to increase activities related to preventing, detecting and prosecuting those who commit fraud, waste and abuse in federal healthcare programs, including Medicare, Medicaid and Tricare.

Despite initiatives to invalidate the Health Care Reform Law, the U.S. Supreme Court has upheld key aspects of it. There is still uncertainty with respect to the impact the current U.S. presidential administration and the U.S. Congress may have, if any, and the effects of any changes will likely take time to unfold. As judicial challenges and legislative initiatives to modify, limit, or repeal the Healthcare Reform Law continue to evolve, the Health Care Reform Law may be significantly changed and we do not know whether any such changes could have significant negative financial impact on the development or potential profitability of CaPre. At this time, it remains unclear whether there will be any changes made to the Health Care Reform Law, whether to certain provisions or its entirety. The Health Care Reform Law or any replacement of it could continue to apply downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Additional federal healthcare reform measures could be adopted in the future limiting the amounts that federal and state governments will pay for healthcare products and services, which could negatively affect the value of CaPre and our ability to achieve profitability.

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

Additional laws and regulations include:

•	the federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;

•	the Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients for certain designated health services where that physician or family member has a financial relationship with the entity providing the designated health service, unless an exception applies;

•	the U.S. federal Health Insurance Portability and Accountability Act (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), which created additional federal criminal statutes that prohibit, among other things, schemes to defraud healthcare programs and imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, and requires notification to affected individuals and regulatory authorities of breaches of security of individually identifiable health information;

•	the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the CMS information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis;

•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies report or disclose pricing or other financial information and to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; and

•	the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

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

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to cease the sale, marketing and distribution of CaPre.

We face a potential risk of product liability associated with any future commercialization of CaPre or any other future product candidate we develop. For example, we may be sued if CaPre allegedly causes injury. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under U.S. state or Canadian provincial or other foreign consumer protection legislation. If we cannot successfully defend against product liability claims, we may incur substantial liabilities or may be required to cease the sale, marketing and distribution of CaPre. Even successful defense against product liability claims would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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

If we are unable to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims, the commercialization of CaPre or any other product candidates we develop could be hindered or prevented. We currently carry product liability insurance, in the amount of $10.0 million in the aggregate. Any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. In the event of a successful product liability claim against us, we may have to pay from our own resources any amounts awarded by a court or negotiated in a settlement that exceed coverage limitations or that is not covered by our insurance, and we may not have, or be able to obtain, sufficient funds to pay such amounts.

We may not achieve our publicly announced milestones on time, or at all.

From time to time, we may publicly announce the timing of certain events we expect to occur, such as the anticipated timing of results from our clinical trials. These statements are forward-looking and are based on the best estimate of management at the time relating to the occurrence of the events. However, the actual timing of these events may differ from what has been publicly disclosed. The timing of events such as completion of a clinical trial, discovery of a new product candidate, filing of an application to obtain regulatory approval, beginning of commercialization of products, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. For example, we cannot provide assurances that we will complete our ongoing Phase 3 clinical trial for CaPre, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to plans for the scale-up of manufacturing and launch of CaPre. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or a distribution partner or any other event having the effect of delaying the publicly announced timeline. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously-announced milestones could have a material adverse effect on our business, financial condition or operating results and the trading price of our common shares.

We may be subject to foreign exchange rate fluctuations.

Our reporting currency is the Canadian dollar. However, many of our expenses, such as CaPre’s chief manufacturing organization’s production activities and certain CRO arrangements for our ongoing TRILOGY Phase 3 program, currently are and/or are expected to be, denominated in foreign currencies, including European euros and U.S. dollars. As we currently complete financings in both Canadian and U.S. dollars, both currencies are maintained and used to make required payments in the applicable currency. Though we plan to implement measures designed to reduce our foreign exchange rate exposure, the U.S. dollar/Canadian dollar and European euro/Canadian dollar exchange rates have fluctuated significantly in the recent past and may continue to do so, which could have a material adverse effect on our business, financial position and results of operations.

In the past, Neptune supplied us with the krill oil needed to produce CaPre for our clinical programs, including the krill oil needed for our TRILOGY Phase 3 program, and we are now evaluating alternative suppliers for commercial supply.

We sourced all of our krill oil from Neptune in the past to produce CaPre. We have sufficient krill oil inventories that we anticipate will be required to complete our TRILOGY Phase 3 program. However, in light of Neptune’s sale of its krill oil business and inventory to Aker in August 2017, we have been validating several alternative suppliers of krill oil. While we believe that these alternative supplies of krill oil can meet our specifications and will be readily available, we do not have enough experience with any one of them to guarantee that these alternative supplies of krill oil will be of comparable quality as compared to the krill oil provided by Neptune, which could negatively affect the cost of CaPre. Our reliance on third-party suppliers for krill oil exposes us to risks such as potential fluctuations in supply and reduced control over our production costs and delivery schedules for CaPre.

CaPre may cause or be perceived to cause undesirable side effects or have other properties that could delay or prevent its regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Many of the patients that we expect to enroll in our ongoing Phase 3 clinical trial may have pre-existing disorders. While such disorders may lead to serious adverse events during the clinical trial that may be found to be unrelated to CaPre, such events may create a negative safety perception and adversely impact market acceptance of CaPre following any approval.

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

Risks Related to Intellectual Property

In addition to our own patents, CaPre is covered by patents that are sublicensed to us by Neptune and Aker.

In addition to our proprietary patent applications, pursuant to a license agreement we entered into with Neptune in August 2008, which was later amended on February 9, 2009 and March 7, 2013 (the “License Agreement”), we have a license to use certain intellectual property developed by Neptune and now owned by Aker to develop and commercialize CaPre, and our novel and active pharmaceutical ingredients, or APIs, for use in pharmaceutical and medical food applications in the cardiovascular field.

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

If our sublicense with Neptune is terminated due to a breach by us of its terms (or should the License Agreement otherwise terminate) and we are unable to enter into a direct license agreement with Aker, we may not be able to manufacture and market CaPre prior to the expiration of the licensed patents in 2022. Any such occurrence could delay our launch by 6 to 12 months, which would have a material adverse effect on our business and financial condition.

It is difficult and costly to protect our intellectual property rights.

The success of our business will largely depend on our ability to:

•	obtain and maintain patents, trade secret protection and operate without infringing the intellectual proprietary rights of third parties;

•	successfully defend our patents, including enforcing licensed patents through the licensor Neptune/Aker, against third-party challenges; and

•	successfully enforce our patents against third party competitors.

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

We have registered CaPre as a trademark in several jurisdictions. Our trademark may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to this trademark or may be forced to stop using this name, which we need for name recognition by potential strategic partners and customers. If we are unable to establish name recognition based on our trademark, we may not be able to compete effectively, and our business may be adversely affected.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time- consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. If we or our licensors were to initiate legal proceedings against a third party to enforce a patent covering CaPre or our technology, the defendant could counterclaim that our or our licensor’s patent is invalid or unenforceable. In patent litigation, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements; for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the patent office, such as the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensors and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on CaPre or certain aspects of our platform technology. Such a loss of patent protection could have a material adverse impact on our business. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

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

Interference proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, or at all. Litigation or interference proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in Canada and the United States. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares.

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

Market prices for securities in general, and specifically that of pharmaceutical companies in particular, tend to fluctuate. Factors such as the announcement to the public or in various scientific or industry forums of technological innovations; new commercial products; patents or exclusive rights obtained by us or others; disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies; the commencement, enrollment or results of future clinical trials we may conduct, or changes in the development status of our product candidates; results or delays of pre-clinical and clinical studies by us or others; any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings; a change of regulations; additions or departures of key scientific or management personnel; overall performance of the equity markets; general political and economic conditions; publications; failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public; research reports or positive or negative recommendations or withdrawal of research coverage by securities analysts; actual or anticipated variations in quarterly operating results; announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors; public concerns over the risks of pharmaceutical products and dietary supplements; unanticipated serious safety concerns related to the use of CaPre; the ability to finance, future sales of securities by us or our shareholders; and many other factors, many of which are beyond our control, could have considerable effects on the price of our securities. There can be no assurance that the market price of our common shares will not experience significant fluctuations in the future. As a result of any of these factors, the market price of our securities at any given point in time may not accurately reflect our value or the value of our securities.

In addition, the stock market in general, and pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common shares, regardless of our actual operating performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of these securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders. The incurrence of indebtedness by us would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

The market price of our common shares could decline as a result of operating results falling below the expectations of investors or fluctuations in operating results each quarter.

Our net losses and expenses may fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of our common shares. Our net losses and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause the market price of our common shares to decline. Some of the factors that could cause the Corporation’s net losses and expenses to fluctuate include the following:

•	results of preclinical studies and clinical trials, or the addition or termination of preclinical studies, clinical trials or funding support;

•	the fluctuations in valuation of our derivative warrant liabilities;

•	the timing of the release of results from any preclinical studies and clinical trials;

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

•	the timing of regulatory submissions and approvals;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our products;

•	the outcome of any litigation;

•	changes in foreign currency fluctuations;

•	competition;

•	the timing of achievement and the receipt of milestone payments from current or future third parties;

•	failure to enter into new or the expiration or termination of current agreements with third parties;

•	failure to introduce our products to the market in a manner that generates anticipated revenues;

•	execution of any new collaboration, licensing or similar arrangement, and the timing of payments we may make or receive under such existing or future arrangements or the termination or modification of any such existing or future arrangements;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	if any of our product candidates receives regulatory approval, market acceptance and demand for such product candidates;

•	regulatory developments affecting our product candidates or those of our competitors; and

•	changes in general market and economic conditions.

If our quarterly operating results fall below the expectations of investors or securities analysts, the market price of our common shares could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the market price of the common shares to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

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

A large number of common shares may be issued and subsequently sold upon the exercise of existing warrants. The sale or availability for sale of existing warrants or other securities convertible into common shares may depress the price of our common shares.

To the extent that existing holders of warrants sell common shares issued upon the exercise of warrants, the market price of our common shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of common shares underlying existing warrants may cause shareholders to sell their common shares, which could further contribute to any decline in our common share market price.

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

Our common shares are currently listed on the NASDAQ Stock Market and the TSXV, but we cannot assure you that our securities will continue to be listed on the NASDAQ Stock Market and the TSXV in the future. In the past, we have received notices from the NASDAQ Stock Market that we have not been in compliance with its continued listing standards, and we have taken responsive actions and regained compliance.

On May 16, 2019, we received written notification from the NASDAQ Listing Qualifications Department for failing to maintain a minimum bid price of U.S.$1.00 per share for the last 30 consecutive business days, as required by NASDAQ Listing Rule 5550(a)(2) – bid price (the “Minimum Bid Price Rule”). The NASDAQ notification has no immediate effect on the listing of our common shares. Under NASDAQ Listing Rule 5810(c)(3)(A) – compliance period, we have 180 calendar days, or until November 12, 2019, to regain compliance. If at any time over this period the bid price of our common shares closes at U.S.$1.00 per share or more for a minimum of ten (10) consecutive business days, NASDAQ will provide written confirmation of compliance and the matter will be closed. If we do not regain compliance within the initial 180-day period, but otherwise meet the continued listing requirements for market value of publicly-held shares and all other initial listing standards for the NASDAQ Listing Rule 5505 – Capital Market criteria, except for the Minimum Bid Price Rule, we may be eligible for an additional 180 calendar days to regain compliance. If we are not granted additional time, then our common shares will be subject to delisting, at which time we may appeal the delisting determination to a NASDAQ Hearings Panel.

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

Our management, in the ordinary course of our business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in us by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for our existing products, significant distribution arrangements, the sale of our common shares and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of our common shares. Our policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless we are required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell securities are doing so at a time when we are not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of our common shares.

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

As a non-accelerated filer, we are not required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act.

We are a non-accelerated filer under the Exchange Act and not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. Therefore, our internal controls over financial reporting will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are subject to the auditor attestation requirements. In addition, we cannot predict if investors will find our common shares less attractive because we are not required to comply with the auditor attestation requirements. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and trading price for our common shares may be negatively affected.

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

There is a significant risk that we may be classified as a PFIC for U.S. federal income tax purposes.

Current or potential investors in our common shares who are U.S. holders should be aware that, based on our most recent financial statements and projections and given uncertainty regarding the composition of our future income and assets, there is a significant risk that we may have been classified as a “passive foreign investment company” or “PFIC” for the 2019 taxable year and may be classified as a PFIC for our current taxable year and possibly subsequent years. If we are a PFIC for any year during a U.S. holder’s holding period of our common shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of such common shares or any so-called “excess distribution” received on such common shares, as ordinary income (with a portion subject to tax at the highest rate in effect), and to pay an interest charge on a portion of such gain or excess distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. holder. Subject to certain limitations, a timely and effective QEF Election under Section 1295 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, or a Mark-to-Market election under Section 1296 of the Code may be made with respect to the common shares. A U.S. holder who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. holder who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of their common shares over the holder’s basis therein. This paragraph is qualified in its entirety by the discussion under the heading “Item 10.E. Taxation—U.S. Federal Income Tax Considerations of the Acquisition, Ownership, and Disposition of Common Shares—Passive Foreign Investment Company Rules”. Each current or potential investor who is a U.S. holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of our common shares, the U.S. federal tax consequences of the PFIC rules, and the availability of any election that may be available to the holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Item 4.	Information on the Company

A.	History and Development of the Company

Acasti was incorporated on February 1, 2002 under Part 1A of the Companies Act (Québec) under the name “9113-0310 Québec Inc.”. On February 14, 2011, the Business Corporations Act (Québec) (“QBCA”) came into effect and replaced the Companies Act (Québec). We are now governed by the QBCA. On August 7, 2008, pursuant to a Certificate of Amendment, we changed our name to “Acasti Pharma Inc.”, our share capital description, the provisions regarding the restriction on securities transfers and our borrowing powers. On November 7, 2008, pursuant to a Certificate of Amendment, we changed the provisions regarding our borrowing powers. We became a reporting issuer in the Province of Québec on November 17, 2008.

Acasti’s head and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Québec H7T 0A3. We currently employ 28 full-time employees with the majority working out of our headquarters in Laval and our laboratory in Sherbrooke. Our website address is http://www.acastipharma.com. We do not incorporate the information on or accessible through our website into this annual report, and you should not consider any information on, or that can be accessed through, our website as part of this annual report.

Intercorporate Relationships

We have no subsidiaries.

B.	Our Business

We are a biopharmaceutical innovator focused on the research, development and commercialization of prescription drugs using omega-3 fatty acids, or OM3, delivered both as free fatty acids and bound-to-phospholipid esters, or PLs, derived from krill oil. OM3 fatty acids have extensive clinical evidence of safety and efficacy in lowering triglycerides, or TGs, in patients with hypertriglyceridemia, or HTG. Our lead product candidate is CaPre, an OM3 phospholipid therapeutic, which we are developing initially for the treatment of severe HTG, a condition characterized by very high or severe levels of TGs in the bloodstream (≥ 500 mg/dL). In accordance with a study published in 2009 in the Archives of Internal Medicine by Ford et al., it is estimated that three to four million people in the United States have severe HTG. In primary qualitative market research studies commissioned by Acasti in August 2016 and November of 2017 by DP Analytics, a division of Destum Partners, Key Opinion Leaders (KOLs), High Volume Prescribers (HVPs) and Pharmacy Benefit Managers who were interviewed indicated a significant unmet medical need exists for an effective, safe and well-absorbing OM3 therapeutic that can also demonstrate a positive impact on the major blood lipids associated with cardiovascular disease, or CVD, risk. We believe that CaPre will address this unmet medical need, if our Phase 3 results reproduce what we observed in our Phase 2 data. We initiated TRILOGY, our Phase 3 clinical program in North America, during the second half of 2017 and started clinical site activation as planned at the end of 2017. As of the date of this annual report, patient enrollment and randomization have been completed, and the two TRILOGY Phase 3 studies continue on schedule to report topline results by December 2019 for TRILOGY 1, and January 2020 for TRILOGY 2. We also believe the potential exists to expand CaPre’s initial indication to the roughly 36 million patients with high TGs in the mild to moderate range (e.g., blood levels between 200 - 499 mg/dL), although at least one additional clinical trial would likely be required to support FDA approval of a Supplemental New Drug Application (SNDA) to expand CaPre’s indication to this segment. Data from our Phase 2 studies indicated that CaPre may have a positive effect in diabetes and other inflammatory diseases; consequently, we may also seek to identify new potential indications for CaPre that may be appropriate for future studies and pipeline expansion. In addition, we may also seek to in-license other cardiometabolic drug candidates for drug development and commercialization.

In four clinical trials conducted to date, we saw the following consistent results with CaPre, and we are seeking to demonstrate similar safety and efficacy in our TRILOGY Phase 3 program:

•	significant reduction of TGs and non-high density lipoprotein cholesterol (non-HDL-C) levels in the blood of patients with mild to severe HTG;

•	no deleterious effect on low-density lipoprotein cholesterol (LDL-C), or “bad” cholesterol, with the potential to reduce LDL-C;

•	potential to increase high-density lipoprotein cholesterol (HDL-C), or “good” cholesterol;

•	potential to benefit diabetes patients by decreasing hemoglobin A1c (HbA1c), a marker of glucose control;

•	good bioavailability (absorption by the body), even under fasting conditions;

•	no significant food effect when taken with either low-fat or high-fat meals; and

•	an overall safety profile similar to that demonstrated by currently marketed OM3s.

We believe that if we are able to reproduce these results in our TRILOGY Phase 3 program, we potentially could set CaPre apart from current FDA-approved fish oil-derived OM3 treatment options, and it could give us a significant clinical and marketing advantage.

About Hypertriglyceridemia (HTG)

According to the American Heart Association Scientific Statement on Triglycerides and Cardiovascular Disease from 2011, TG levels provide important information as a marker associated with the risk for heart disease and stroke, especially when an individual also has low levels of HDL-C and elevated levels of LDL-C. HTG can be caused by both genetic and environmental factors, including obesity, sedentary lifestyle and high-fat diets. HTG is also associated with comorbid conditions such as chronic renal failure, pancreatitis, nephrotic syndrome, and diabetes. Multiple epidemiological, clinical, genetic studies suggest that patients with elevated TG levels (≥ 200 mg/dL) are at a greater risk of coronary artery disease, or CAD, and pancreatitis, a life-threatening condition, as compared to those with normal TG levels. The genes regulating TGs and LDL-C are equally strong predictors of CAD. Other studies suggest that lowering and managing TG levels may reduce these risks. In addition, the Japan EPA Lipid Intervention Study, or JELIS, demonstrated the long-term benefit of an OM3 eicosapentaenoic acid, or EPA, in preventing major coronary events in hypercholesterolemic patients receiving statin treatment. JELIS found a 19% relative risk reduction in major coronary events in patients with relatively normal TGs but a more pronounced 53% reduction in the subgroup of patients with TGs > 150mg/dL and HDL-C < 40mg/dL. Recently published meta-analyses by Alexander et al. (Mayo Clinic Proceedings, 2017) and Maki et al. (Journal of Clinical Lipidology, 2016) suggest that EPA and docosahexaenoic acid, or DHA, may be associated with reducing coronary heart disease risk to a greater extent in populations with elevated TG levels, and that drugs lowering TG and TG-rich lipoproteins may reduce cardiovascular event risk in patients with elevated TG levels, particularly if associated with low HDL-C. More recently in November of 2018, Amarin published the results of their REDUCE-IT cardiovascular outcome trial (CVOT), which showed that a therapeutic dose of VASCEPA at 4 grams per day, taken on top of a statin, reduced residual cardiovascular risk by 25%. Astra Zeneca is currently investigating the potential for EPANOVA, their therapeutic OM3 containing both EPA and DHA, taken with a statin to reduce cardiovascular risk in patients with elevated levels of TGs and low HDL-C in their ongoing STRENGTH CVOT, the results of which are expected to be published in 2020. A table summarizing the various outcome studies conducted over approximately the last decade is set forth below. The data from these trials support the conclusion that lowering TGs in an “at risk” patient population with the right dose of a therapeutic drug – independent of the drug class – significantly reduces CVD risk.

About CaPre

CaPre is a highly purified, proprietary krill oil-derived mixture containing polyunsaturated fatty acids, or PUFAs, primarily composed of OM3 fatty acids, principally eicosapentaenoic acid, or EPA, and docosahexaenoic acid, or DHA, present as a combination of phospholipid esters and free fatty acids. EPA and DHA are well known to be complementary and beneficial for human health, and according to numerous recent clinical studies, may promote healthy heart, brain and visual function (Kwantes and Grundmann, Journal of Dietary Supplements, 2014), and may also contribute to reducing inflammation and blood levels of TGs (Ulven and Holven, Vascular health and risk management, 2015). Krill is a rich natural source of phospholipids and OM3 fatty acids. The EPA and DHA contained in CaPre are delivered as a combination of OM3s as free fatty acids and OM3s bound to phospholipid esters. Both forms allow these PUFAs to reach the small intestine where they undergo rapid absorption and transformation into complex fat molecules that are required for lipid transport in the bloodstream. We believe that EPA and DHA are more efficiently transported by phospholipids sourced from krill oil than the EPA and DHA contained in fish oil, which are transported either by TGs (as in dietary supplements) or as ethyl esters as in other prescription OM3 drugs (such as LOVAZA and VASCEPA). These OM3 ethyl ester prescription products must undergo additional digestion before they are ready for transport into the bloodstream. The digestion and absorption of OM3 ethyl ester drugs requires a particular enzymatic process that is highly dependent on the fat content of a meal – the higher the fat content, the better the OM3 ethyl ester absorption. High fat content meals are not recommended in patients with HTG. We believe that CaPre’s superior absorption profile could represent a significant clinical advantage, since taking it with a low-fat meal represents a healthier and more realistic regimen for patients with HTG who must follow a restricted low-fat diet. CaPre is intended to be used as a therapy combined with positive lifestyle changes, such as a healthy diet and exercise, and can be administered either alone or with other drug treatment regimens such as statins (a class of drug used to reduce LDL-C). CaPre is intended to be taken orally once or twice per day in capsule form.

Potential Market for CaPre

We believe a significant opportunity exists for OM3 market expansion because, among other things:

•	Cardiovascular diseases, or CVD, and stroke are the leading causes of morbidity and mortality in the United States. The burden of CVD and stroke in terms of life-years lost, diminished quality of life, and direct and indirect medical costs also remains enormous. According to the American Heart Association, in 2016, CVD cost the American healthcare system $555 billion. By 2035, the cost is estimated to increase to $1.1 trillion;

•	Evidence suggests potential for OM3s in other cardiometabolic indications, such as diabetes and high blood pressure;

•	Subgroup analyses from outcome studies conducted since 2007 such as JELIS, ACCORD-Lipid and AIM-HIGH, have all shown that patients who entered these studies with high TGs (above 150 mg/dl) and low HDL (below 40 mg/dl) and received a TG-lowering medication (either an OM3, fibrate or niacin) saw a relative cardiovascular risk reduction of 31 – 53% by the end of the study when compared to placebo or standard of care;

•	Based on the assumption that the REDUCE-IT trial sponsored by Amarin and the STRENGTH trial sponsored by Astra Zeneca, would be positive, key opinion leaders interviewed by DP Analytics in the market research study conducted in 2018 before the results of REDUCE-IT were announced and described further below, estimated that they would increase their own prescribing of OM3s by 43% in patients with high TGs (blood levels between 200 – 499 mg/dL) and by 35% in patients with severe HTG (based on qualitative market research with Key Opinion Leaders (KOLs) and High Volume Prescribers (HVPs) conducted for Acasti in November, 2017 by Destum Partners, an independent market research firm);

•	In February 2019, following the release of the REDUCE-IT results in September 2018, Cantor Fitzgerald projected that based on their market research, prescriptions for OM3s are expected to grow in 2019 by 100%. The most recent (March 2019) audited prescription data from Symphony Health Analytics indicates that VASCEPA sales in March 2019 had increased by 77% over March 2018; and

•	Some analysts who cover the HTG segment of the market are now projecting that this market could reach $10 billion or more in the US alone over the next few years.

According to the American Heart Association, the prevalence of HTG in the United States and globally correlates to the aging of the population and the increasing incidence of obesity and diabetes. Market participants, including the American Heart Association, have estimated that one-third of adults (approximately 70 million people) in the United States have elevated levels of TGs ((TGs >150 mg/dL) (Ford, Archives of Internal Medicine, 2009; 169(6):572-578), including approximately 3 to 4 million people diagnosed with severe HTG (Miller et al. Circulation, 2011 and Maki et al. J. Clin. Lipid, 2012). Moreover, according to Ford, Archives of Internal Medicine in a study conducted between 1999 and 2004, 18% of adults in the United States, corresponding to approximately 40 million people, had elevated TG levels equal to or greater than 200 mg/dl, of which only 3.6% were treated specifically with TG-lowering medication (Ford, Archives of Internal Medicine, 2009; 169(6):572-578; Kapoor and Miller, ACC, 2016, Christian et al. Am. J. Cardiology, 2011). We believe this data indicates there is a large underserved market opportunity for CaPre.

CaPre’s target market in the United States for treatment of HTG was estimated by Symphony Health Analytics Audit data to be approximately US$1.4 billion in 2018, with approximately 4.5 million prescriptions written annually. The total global market for treatment of HTG was estimated by GOED Proprietary Research in 2015 to be approximately US$2.3 billion annually. Currently, all marketed OM3 products are approved by the FDA only for patients with severe HTG. We believe there is the potential to greatly expand the treatable market in the United States to the approximately 70 million people with TGs above 150 mg/dl, assuming the FDA approves expanded labeling for VASCEPA based on the recent positive REDUCE-IT outcome study results, and favorable results are reported from the STRENGTH outcome trial, which is currently ongoing and expected to report sometime in 2020. These CV studies were designed to evaluate the long-term benefit of lowering TGs on CVD risk with prescription drugs containing OM3 fatty acids in patients with mild to moderately elevated TGs, low HDL-C, and concurrently taking a statin. Additional clinical trials would likely be required for CaPre to also expand its label claims to this segment. Given the large portion of the adult population in the United States that have elevated levels of TGs above 150 mg/dL but who go largely untreated, we believe there is the potential for a very significant increase in the total number of patients eligible for treatment based on the positive REDUCE-IT results and provided the outcome of the STRENGTH trial is also positive.

CaPre currently has two FDA-approved and marketed branded competitors (LOVAZA and VASCEPA). In addition, Astra Zeneca has an FDA-approved product, EPANOVA, which has not yet been launched. Generic LOVAZA became available on the U.S. market in 2013. In spite of generic options, 2017 audited prescription data from IMS NSP indicates that approximately 70% of OM3 prescriptions are written for branded products (predominantly VASCEPA). According to the most recently available Symphony Health Analytics Audit data from April 2019, the U.S. OM3 market for HTG was valued at approximately $1.4 billion in 2018. However, the number of prescriptions written for OM3s is now increasing significantly since Amarin announced its REDUCE-IT results in late 2018. Some analysts are predicting that this trend will continue, driving substantial market growth. For example, in February 2019, Cantor Fitzgerald projected that based on their market research based on interviews with 50 physicians, they expect prescriptions for OM3s to grow in 2019 by 100%.

We conduct market research at least annually with physicians and payers to monitor market developments and clinical practice. Except as otherwise indicated, all of the information that follows under this section has been derived from secondary sources, including audited U.S. prescribing data, and from qualitative U.S. primary market research with physicians and payers conducted for us by DP Analytics, a division of Destum Partners, Inc., or Destum, and other well-respected third party survey providers.

Destum utilized secondary market data and reports to develop market projections for us, and they also conducted primary qualitative market research with physicians and third-party payers, such as PBMs. One-on-one in-depth phone interviews conducted in November 2017 lasting on average 30-60 minutes were conducted with 22 physicians and 5 PBMs. Key insights and data were collected by Destum on current clinical practice for treating patients with HTG, and physician and payer perceptions of the current unmet medical and key economic needs in this space. All interviews were conducted by the same individual at Destum to ensure consistency in the collection of key information. Destum utilized OM3 prescription data from 2009 to 2017 to estimate the size of CaPre’s potential market. Based on its discussions with the PBMs, Destum also assumed CaPre would be viewed favorably by payers at launch (e.g., Tier 2 or 3, depending on payer plan, which is comparable to LOVAZA and VASCEPA). Upon completing the screening questionnaire and being approved for inclusion in Destum’s study, key opinion leaders (KOLs) and high volume prescribers (HVPs), were provided with a study questionnaire and were asked to comment on a target profile for a potential new OM3 “Product X” delivering a “trifecta” of cardio-metabolic benefits similar to the potential efficacy and safety benefits demonstrated by CaPre in our two Phase 1 pharmacokinetic studies and two Phase 2 clinical trials, which we refer to as the Target Product Profile. Respondents were told that the unidentified product was being prepared for a Phase 3 program designed to confirm with statistical significance the product’s safety and efficacy in patients with severe HTG. The Target Product Profile was used by Destum strictly for market research analysis purposes and should not be construed as an indication of future performance of CaPre and should not be read as an expectation or guarantee of future performance or results of CaPre, and will not necessarily be an accurate indication of whether or not such results will be achieved by CaPre in our Phase 3 program.

In the market research for us, KOLs and HVPs interviewed by Destum were asked to assess the level of unmet medical need associated with treating patients with severe HTG based on currently available treatment options. 91% of physicians interviewed by Destum in 2016 indicated that they believe that the current unmet medical need for treating HTG was moderate to high. That number increased to 100% in the subsequent December 2017 research. The reasons identified by these physicians for their dissatisfaction with the currently available OM3s included insufficient lowering of TGs (a complaint principally related to VASCEPA), negative LDL-C effects (a complaint principally related to LOVAZA), the “food effect” or reduced absorption of both LOVAZA and VASCEPA when taken with a low-fat meal (or the corollary to this concern which is that their patients had to take either drug with a fatty meal to get full efficacy benefit), gastrointestinal side effects, and the fishy taste from these fish oil-derived OM3s. Physicians reported that their patients have difficulty swallowing the large 1 gram softgel capsules of VASCEPA and LOVAZA, and they worried about these issues contributing to patient non-compliance. Despite the availability of other drug classes to treat severe HTG, interviewed physicians indicated that they would welcome the introduction of new and improved OM3 products, particularly if they can address these perceived deficiencies.

Interviewed physicians responded favorably to the blinded Target Product Profile of CaPre in the Destum Market Research studies. In the most recent study conducted in December 2017, they indicated that they would prescribe a new OM3 drug with the Target Product Profile to approximately 82% of their patients in the severe HTG patient population and 68% of their patients in the high HTG segment within two years of the new OM3 drug’s approval. Approximately 60% of the interviewed physicians indicated that they would switch to a drug with the Target Product Profile primarily due to the “trifecta effect” of reducing TGs and LDL-C while elevating HDL-C, and the remaining 40% indicated they would switch primarily due to a drug with the Target Product Profile due to the effective reduction of TGs alone. In connection with their responses, the interviewed physicians were instructed to assume the drug with the Target Product Profile and all currently available OM3 products were not subject to any reimbursement or coverage hurdles (e.g., all products were on an equal health care coverage playing field). This assumption was subsequently supported by our interviews with leading PBMs in the United States.

This market research was updated in March 2019 to reflect the current views of physicians and third party payers following the publication of the REDUCE-IT study results. This updated primary qualitative market research project was conducted by a well-respected third party survey provider, and the design of the study was similar to the Destum project, with one-on-one interviews lasting approximately 60 minutes in duration. These interviews were conducted with 10 physicians and 20 pharmacy directors, covering 179,913,005 commercial lives across the United States, consistent with the current payer mix for the OM3 market. CaPre was evaluated positively by physicians with particular value placed on its potential to lower TGs, LDL-C, and HbA1c (this was seen as unique, and especially valued), and to increase HDL-C, as well as its potentially superior tolerability features (e.g. easier to swallow when compared to the ethyl ester fish oils, and no fishy taste or "burpiness"). Importantly, since this research was conducted after the REDUCE-IT trial outcome results, the lack of clinical outcomes data for CaPre at launch was generally not seen as problematic for the majority of the physicians interviewed. On average, physicians indicated that they would begin prescribing CaPre 3 months after launch and would evaluate its performance in their initial patients after 3 to 6 months of use. Depending on favorable experience in initial use, some physicians indicated peak use could begin as quickly as 12 to 18 months after launch. Physicians expect CaPre to be priced similar to VASCEPA, and to have an out-of-pocket cost of approximately $10-$50. Payers also viewed CaPre favorably and did not anticipate any major reimbursement restrictions, with likely coverage at Tier 2 or 3 depending on payer plan.

Based on both primary market research with pharmacy benefit managers, or PBMs, and audited prescription reports, the pricing for branded products currently averages between US$299 and US$355 per month. Amarin has raised prices for VASCEPA annually since its launch in late 2013. PBMs offer “Preferred Brand” status (Tier 2 or Tier 3), without significant restrictions (i.e., no prior authorization, step edits, or high co-payments) for these branded OM3s. By the end of 2018, VASCEPA had reached about 45% market share in the United States, in spite of generic competition from LOVAZA. Amarin continues to gain market share in the United States and, as of the date of this report has reached approximately 50% of the market share based on dollar. This growth is principally coming from market expansion rather than necessarily from an erosion of generic sales.

We plan to regularly conduct additional market research with KOLs, HVPs, primary care physicians and payers to further develop and refine our understanding of the potential market for CaPre ahead of commercial launch in the United States.

Our Clinical Data

CaPre is being developed by us for the treatment of patients with severe HTG. In two Phase 2 clinical trials conducted by us in Canada (our COLT and TRIFECTA trials), CaPre was well-tolerated at all doses tested, with no serious adverse events that were considered treatment-related. Among the reported adverse events with an occurrence of greater than 2% of subjects and greater than placebo, only diarrhea had an incidence of 2.2%.

In both Phase 2 clinical trials, CaPre significantly lowered TGs in patients with mild to severe HTG. Importantly, in these studies, CaPre also demonstrated no deleterious effect on LDL-C (unlike LOVAZA and EPANOVA, which have been shown to significantly increase LDL-C in patients with severe HTG). Further, our Phase 2 data indicated that unlike LOVAZA, CaPre may actually reduce LDL-C with a 4 gram per day dose (a dose equivalent to VASCEPA and LOVAZA). LDL-C is undesirable because it accumulates in the walls of blood vessels, where it can cause blockages (atherosclerosis). In the Phase 2 trials, CaPre also significantly reduced non-HDL-C (all cholesterol contained in the bloodstream except HDL-C), which is also considered to be a marker of cardiovascular disease. The COLT trial data showed a mean increase of 7.7% in HDL-C with CaPre at 4 grams per day (p=0.07). Further analysis of the data from our on-going TRILOGY Phase 3 program will be required to demonstrate CaPre’s statistical significance with respect to lowering LDL-C and increasing HDL-C. Finally, we saw a statistically significant reduction of HbA1c in the CaPre 4g treatment group in the COLT study after only 8 weeks on drug. This interesting and potentially differentiating effect will be investigated more thoroughly in our TRILOGY Phase 3 program, where a larger proportion of the patients are diabetic, and they will be followed for 6 months.

We believe that these multiple potential cardiometabolic benefits, if confirmed in our on-going TRILOGY Phase 3 program, could be significant differentiators for CaPre in the marketplace, as no currently approved OM3 drug has shown an ability to positively modulate all four of these important blood lipids (TGs, non-HDL-C, LDL-C and HDL-C) in the treatment of severe HTG. We also believe that if supported by additional clinical trials, CaPre has the potential to become the best-in-class OM3 compound for the treatment of mild to moderate HTG.

On September 14, 2016, we announced positive data from our completed comparative bioavailability study, or the “Bridging Study”. The Bridging Study was an open-label, randomized, four-way, cross-over, bioavailability study comparing CaPre, given as a single dose of 4 grams in fasting and fed (high-fat) states, as compared to the FDA-approved HTG drug LOVAZA (OM3-acid ethyl esters) in 56 healthy volunteers. The protocol was reviewed and approved by the FDA. The primary objective of the Bridging Study was to compare the bioavailability of CaPre to LOVAZA, each administered as a single 4-gram dose with a high-fat meal, which is the condition under which administration of OM3 drugs will yield the highest levels of EPA and DHA in the blood, and therefore has the highest potential for toxicity. For us to rely on the long-term safety data of LOVAZA to support a 505(b)(2) NDA for CaPre, our results had to show that the blood levels of EPA and DHA resulting from a single 4-gram dose of CaPre, are not significantly higher than that those from a single 4-gram dose of LOVAZA under fed (high-fat meal) conditions. The Bridging Study met all of its objectives and demonstrated that the levels of EPA and DHA following administration of CaPre did not exceed corresponding levels following administration of LOVAZA in subjects who were fed a high-fat meal. We expect that these results will support a claim by us that CaPre and LOVAZA have a comparable safety profile. Also, among subjects in a fasting state, CaPre demonstrated better bioavailability than LOVAZA, as measured by significantly higher blood levels of EPA and DHA. Since most HTG patients must follow a restricted low-fat diet, we believe that CaPre’s strong bioavailability profile could provide a more effective clinical solution for these patients.

We summarized and submitted data from our Bridging Study to the FDA for review and discussed it with the FDA at an End of Phase 2 meeting during the first quarter of 2017. We also presented our Bridging Study data at the National Lipid Association Conference in May 2017 and this data was subsequently published in the peer-reviewed Journal of Clinical Therapeutics.

The graph below illustrates that the Bridging Study achieved all of its objectives:

Absorption of EPA and DHA as ethyl ester formulations in the currently available prescription OM3 drugs derived from fish oil (such as LOVAZA and VASCEPA) require the breakdown of the ethyl esters by pancreatic enzymes (lipases) to be released into the blood. These particular enzymes are produced in response to the consumption of high-fat content meals, leading to optimal absorption of DHA and/or EPA. As a result, these OM3 ethyl ester formulations have demonstrated lower absorption and bioavailability when taken with a low-fat meal or on an empty stomach. As shown in our CAP13-101 study described further below, absorption of CaPre, which is formulated as a combination of OM3 phospholipids and free fatty acids, is not meaningfully affected by the fat content of a meal consumed prior to drug administration. Since a low-fat diet is typically a critical component for treatment of patients with severe HTG, we believe that being able to effectively combine CaPre with a low-fat diet could give CaPre a significant clinical and marketing advantage over the ethyl ester-based OM3s, such as LOVAZA and VASCEPA, that must be taken with a high-fat meal to achieve optimal absorption.

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

The PK profile of CaPre following multiple 4-gram doses obtained in the CAP13-101 study at Day 14 was compared to the results obtained in a similar PK study (Offman 2013 - ECLIPSE 2) where LOVAZA was also administered at 4 grams a day for 14 days with a low-fat diet. Although CaPre contains approximately 2.5 times less EPA and DHA compared to LOVAZA (approximately 310 mg/1g capsule for CaPre versus 770 mg/1g capsule for LOVAZA), when administered with a low-fat meal, CaPre plasma levels of EPA and DHA are very similar to those of LOVAZA. This is indicated by the area under the plasma drug concentration against time curve, or AUC, and the maximal plasma drug concentration. This study gives us confidence in the dosing and design of our ongoing TRILOGY Phase 3 program, as we believe blood levels of EPA and DHA should translate into efficacy of TG reduction. This study gives us confidence that 4 grams/day of CaPre could be as effective in lowering TGs as LOVAZA. Our Phase 3 TRILOGY clinical program will confirm if this hypothesis is correct.

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

Our CAP13-101 Study for CaPre Pharmacokinetics Shows No Significant Food Effect

The graph below presents a summary of the effects of CaPre on patients’ lipid profiles as obtained in our completed TRIFECTA and COLT Phase 2 clinical trials. 90% of the patients in these clinical trials had mild to moderate HTG (levels between 200 - 499 mg/dL) and only 10% of patients had severe HTG (levels between 500 and 877 mg/dL), which was the maximum level of TGs permitted by Health Canada’s study protocol. Only 30% of the participating patients were taking statins, which we believe is important because statins appear to enhance the TG-lowering effect of OM3s. In contrast, in our competitors’ summary data that follows, 100% of the patients in those studies with mild to moderate HTG were taking statins with their OM3s.

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

Our Phase 2 Study Results Show CaPre Dose Response and Potential for “Trifecta” Lipid Effect

* Indicates results reached statistical significance

TRIFECTA for 1g (N=130) & 2g (N=128) and COLT for 4g (N=62). HDL-C results at 4g from COLT approached statistical significance at P=0.07.

We conducted a subgroup analysis including only patients with severe HTG, consisting of approximately 10% of the patients from our TRIFECTA study, to compare the effects of CaPre versus other OM3 drugs in the initial target population of patients with severe HTG. Despite being given at a lower dose (only 1 gram and 2 grams), CaPre’s results compared very well with data from independent studies for the other prescription OM3 drugs that are FDA-approved for the treatment of severe HTG at higher doses of 2 grams and 4 grams. While the results of this subgroup analysis were not statistically significant for CaPre (potentially due to the small sample size), numerically, the results compared well with the other OM3 drugs, even though CaPre was given at a much lower dose. The results for LDL-C, HDL-C and non-HDL-C levels in the subgroup shown in the table below are based on descriptive statistics only and are solely directional, meaning that no statistical testing was conducted and so no “p” values were generated. Note also that VASCEPA’s TG lowering results from the MARINE study were inflated due to a significant placebo effect. This resulted in VASCEPA’s placebo-corrected TG reduction being overstated by about 10%.

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

The CaPre 2-gram bar graph in the table below shows the results from patients in our TRIFECTA trial who were taking statins. A statistically significant reduction in TGs (-25.7% placebo-corrected) was seen in that statin subgroup. The CaPre 4-gram bar graph in the table below shows patient results only from our COLT trial (as there was no 4-gram component for our TRIFECTA trial). None of the results were statistically significant at 4 grams of CaPre, potentially due to the small number of patients (22) in the statins subgroup.

As seen in the larger full study analyses in the tables above, CaPre does not show any deleterious effect on LDL, and shows the potential to decrease LDL and increase HDL (p=0.07). These observations will need to be confirmed in our ongoing TRILOGY Phase 3 program.

VASCEPA’s TG lowering results from the ANCHOR study were also inflated due to a placebo effect from their use of mineral oil. This resulted in VASCEPA’s placebo-corrected TG reduction being overstated by about 6% in this study.

In summary, in addition to effectively reducing TG levels in patients with mild to severe HTG, clinical data collected by us to date indicates that CaPre may also have:

•	beneficial clinical effects on other blood lipids, such as HDL-C (good cholesterol) and non-HDL-C;

•	no deleterious effect on, and may potentially reduce, LDL-C (bad cholesterol) levels;

•	potential to benefit diabetes patients by reducing HbA1c, an important marker of diabetes; and

•	absorption capability that, unlike VASCEPA and LOVAZA, is not meaningfully affected by the fat content of a meal consumed prior to drug administration, providing patients with the reassurance that following their physician-recommended low-fat diet will still result in high absorption.

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

Our Nonclinical Research

In addition to our Phase 2 clinical trials, we carried out an extensive nonclinical program to demonstrate the safety of CaPre in a defined set of studies required by the FDA. These studies were carried out by contract research organizations in compliance with Good Laboratory Practices (GLPs) and conducted on various species of animals recommended by the FDA to investigate the long-term effects of CaPre at doses of up to 65 grams of human equivalent dose over 39 weeks. In these studies, hematological, biochemical, coagulation and overall health parameters of CaPre were evaluated and no toxic effects were observed in any of the segments of the studies. Other studies focused on the potential toxic effects of CaPre on vital systems, such as the cardiovascular, respiratory and central nervous system as evaluated by behavioral studies of the various species. These studies showed that CaPre did not have any adverse or toxic effects on any of the vital systems investigated, again up to doses well above the recommended clinical dose of CaPre. To rule out short term toxic effects of CaPre on genes, genomic toxicity studies were undertaken on accepted cellular and animal models. These studies showed no toxic effects of CaPre on any of the genetic markers indicative of potential gene altering toxic effects.

We believe the studies conducted to date indicate that CaPre is well-tolerated and shows no toxic effects on any of the physiological and vital systems of the tested animals or their genes at doses well above CaPre’s anticipated clinical therapeutic dose of 4 grams daily.

In parallel to our TRILOGY Phase 3 program, we are currently completing additional nonclinical studies, including a pre- and postnatal development study in rodents and a 26-week oral carcinogenicity study in transgenic homozygous rasH2 mice. Both study protocols were pre-approved by the FDA by means of Special Protocol Assessment (SPA) through the FDA’s Executive Carcinogenicity Assessment Committee. These nonclinical studies are required to support an NDA filing for CaPre.

Our TRILOGY Phase 3 Program

In March 2017, we announced our plans to proceed with our TRILOGY Phase 3 program following our End-of-Phase 2 meeting with the FDA in February 2017. Based on the guidance we received from the FDA, we are now actively conducting two pivotal, randomized, placebo-controlled, double-blinded Phase 3 studies to evaluate the safety and efficacy of CaPre in patients with severe HTG. These studies of 26-week duration will evaluate CaPre’s ability to lower TGs from baseline in approximately 500 patients (approximately 250 per study) randomized to either 4 grams daily or placebo. The FDA’s feedback supported our plan to conduct two studies in parallel, potentially reducing the cost and shortening the time to an NDA submission. These studies are being conducted in approximately 150 sites across North America.

The primary endpoint of these studies is to determine the efficacy of CaPre at 4 grams/day compared to placebo in lowering TGs after 12 weeks in severe HTG patients, and to confirm safety by continuing to follow these patients for the full 26 weeks. The study was designed to provide at least 90% statistical power to detect a difference of at least a 20% decrease from baseline in TGs between CaPre and placebo. In addition, the Phase 3 studies will include numerous secondary and exploratory endpoints, which are designed to assess the effect of CaPre on the broader lipid profile and certain metabolic, inflammatory and CVD risk markers.

In November 2017, we announced that Dariush Mozaffarian, M.D., Dr.P.H., agreed to serve as the principal investigator of our Phase 3 clinical program. Dr. Mozaffarian is a cardiologist and epidemiologist serving as the Jean Mayer Professor of Nutrition & Medicine, and the Dean of the Friedman School of Nutrition Science & Policy at Tuft’s University. His widely published research focuses on how diets, such as those rich in OM3s, and lifestyle influence cardiometabolic health and how effective policies can improve health and wellness.

Late in 2017, based on feedback from the FDA, we finalized our Chemistry, Manufacturing, and Controls plans and the clinical trial design that supports our TRILOGY Phase 3 program. In parallel with our Phase 3 clinical trial planning, additional current Good Manufacturing Practices (cGMP) production lots of API (known as NKPL66) and CaPre were manufactured, enabling us to build the CaPre and placebo inventory required to support the activated clinical trial sites and complete patient randomization. In the first calendar quarter of 2018, additional raw krill oil was purchased and additional lots of CaPre have been manufactured with this material for use in our Phase 3 program. With manufacturing of clinical trial material complete, we are now allocating additional technical resources to other activities related to the scale-up of manufacturing for the planned commercial launch of CaPre in 2021.

We initiated our TRILOGY Phase 3 program and began site activation and patient enrollment on schedule at the end of 2017. We are working with a major clinical research organization to manage our TRILOGY Phase 3 program. The TRILOGY studies continued to progress on schedule throughout 2018, and as of the date of this annual report, they remain on schedule for delivery of topline results for TRILOGY 1 in December 2019, and TRILOGY 2 in January 2020. As of June 2019, our two on-going Phase 3 TRILOGY trials had reached 100% patient randomization at more than 150 clinical sites across the United States, Canada, and Mexico, and more than 60% of the patients in both trials had completed their 6-month treatment plan.

Our first study, designated as TRILOGY 1, is being conducted exclusively in the United States and is fully randomized with a total of 245 patients. The TRILOGY 2 study, which is also fully randomized as of the date of this annual report, also has a total of 245 patients, and is being conducted in the United States, Canada and Mexico. We expect to report topline results independently for each study as we receive the results.

The following chart illustrates the design and dosing of our TRILOGY Phase 3 program for CaPre.

TRILOGY Phase 3 Clinical Program

Clinical Trial Process and Timeline

During the second half of 2017, our clinical research organization, or CRO, began the process of identifying a sufficient number of clinical sites with experienced investigators to conduct the two Phase 3 clinical trials. Site activation involves negotiating a contract, gaining approval from the site’s Institutional Review Board, or IRB, and delivery of clinical supplies. It was determined that approximately 150 sites across North America would be used to randomize the total of about 500 patients with severe HTG required to complete the two Phase 3 studies. Site activation was initiated in the fourth quarter of 2017, and was completed in the first half of 2018. Site activation runs concurrently with patient screening and enrollment in order to secure an adequate number of sites to achieve the patient enrollment goals of the program.

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

When patient qualification is confirmed, the process of randomization begins. Approximately 245 patients were randomized in each Phase 3 study. This sample size per study would provide 90% statistical power to detect at least a 20% decrease in TG levels from baseline to week 12 between CaPre and placebo with a two-sided α at 0.05 (primary endpoint), a difference that is believed to be clinically relevant. A randomized controlled trial is designed to reduce bias when testing an investigational treatment. The process of assigning patients to these groups by chance, rather than choice, is completely blinded, and is called randomization. The groups are referred to as the experimental group or the control group. In the TRILOGY Phase 3 clinical trials, patients were assigned to either receive CaPre (experimental) or placebo (control). Each patient stays on CaPre or placebo for a period of 26 weeks.

The two TRILOGY Phase 3 clinical trials proceed to dosing both the experimental and control groups, according to the protocol, to assess CaPre’s efficacy and safety compared to placebo. In these double-blind studies, neither we, the patients or the investigators know which treatment (experimental drug or placebo) a patient receives. Only after all data has been recorded and analyzed will we, the investigators and the participants learn which were which. The trial conduct and patient safety are rigorously monitored to ensure regulatory compliance and to maintain the integrity of the study in order to assess outcomes.

Our Regulatory Strategy for CaPre

Our strategy is to develop and initially commercialize CaPre for the treatment of severe HTG. The TRILOGY Phase 3 program was initiated during the second half of 2017 and has been designed to evaluate the clinical effect of CaPre on TGs, non-HDL-C, LDL-C, and HDL-C levels together with a variety of other cardiometabolic biomarkers in patients with severe HTG.

We intend to pursue a 505(b)(2) regulatory pathway towards an NDA approval in the United States. A 505(b)(2) regulatory pathway is defined in the U.S. Federal Food Drug and Cosmetic Act (FDCA) as an NDA containing investigations of safety and effectiveness that are being relied upon for approval and were not, in whole, conducted by or for the applicant, and for which the applicant has not obtained a right of reference. 505(b)(2) regulatory pathways differ from a typical NDA because they allow a sponsor to rely, at least in part, on the FDA’s findings of safety and/or effectiveness for a previously- approved drug. We intend to pursue the 505(b)(2) regulatory pathway as a strategy to leverage the large body of safety data for LOVAZA, which could accelerate and streamline the development of CaPre and reduce associated costs and risks. This pathway still allows CaPre to retain its New Chemical Entity (NCE) status due to its novel, patented OM3 free fatty acid/phospholipid ester formulation.

In connection with our intended use of the 505(b)(2) pathway, the FDA supported our proposal to conduct our Bridging Study that compared CaPre (which has an OM3 free fatty acid/phospholipid composition) with LOVAZA (which has an OM3-acid ethyl esters composition) in healthy volunteers. In February 2017, we met with the FDA at an End-of-Phase 2 meeting where our Bridging Study data was discussed. We confirmed with the FDA the 505(b)(2) regulatory approach to use the safety data for LOVAZA and finalized the study design for our Phase 3 program that would be required for NDA approval.

Our planned remaining key development and regulatory milestones and timeline are presented below.

Our Intellectual Property Strategy

Under a license agreement we entered into with Neptune in August 2008, which was later amended on February 9, 2009 and March 7, 2013 (the “License Agreement”), we received an exclusive license to use certain intellectual property of Neptune (which includes several patents) to develop and commercialize CaPre and our novel and active pharmaceutical ingredients, or APIs, for use in pharmaceutical and medical food applications in the cardiometabolic field. The term of the License Agreement expires on the date of the last-to-expire licensed patents in 2022. As the result of a royalty prepayment transaction we entered into with Neptune on December 4, 2012, we are no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of the licensed intellectual property.

On August 8, 2017, Neptune announced that it sold its krill oil inventory and intellectual property to Aker BioMarine Antarctic AS, or Aker. The sold intellectual property included the intellectual property to which rights were granted us under the License Agreement. As part of that transaction, Aker entered into a patent license agreement with Neptune pursuant to which it granted to Neptune the right to sublicense to us certain intellectual property as necessary to allow us to maintain our license grant under the original License Agreement. Accordingly, the license granted to us under the License Agreement remains in force.

Upon the expiry of the License Agreement, we believe that CaPre will be covered under our own issued and pending patents, and we do not believe that we will afterwards require any licenses to support the commercialization of CaPre.

We currently have patents granted and allowed in the following countries: United States, Canada, Russia, Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, United Kingdom, Italy, Netherlands, Norway, Portugal, Sweden, Japan, Israel, Australia, China, Mexico, Panama, Saudi Arabia, Taiwan, South Africa, Chile and South Korea. We continue to expand our own intellectual property, or IP, patent portfolio. We have filed patent applications in more than 20 jurisdictions, including with the European Patent Office (but excluding the individual countries where we have subsequently registered), and in countries in North America, Asia and Australia for our “Concentrated Therapeutic Phospholipid Composition”, or Proprietary Composition, to treat HTG. We currently have more than 20 issued or allowed patents (including registered European countries) and numerous patent applications pending. A patent is generally valid for 20 years from the date of first filing. However, patent terms can be subject to extensions in some jurisdictions in order to compensate, for example, for delays caused by the patent office during prosecution of the patent application or for regulatory delays during the pre-market approval process.

Two U.S. patents, U.S. Patent Nos. 8,586,567 and 9,475,830, have issued which relate to the use of concentrated therapeutic phospholipid compositions for treating or preventing diseases associated with cardiovascular disease, comprising administering an effective amount of a concentrated therapeutic phospholipid composition. More specifically, U.S. Patent No. 8,586,567 covers a method of reducing serum TG levels comprising administering to a subject an effective amount of a concentrated phospholipid (PL) composition having, among other things, a concentration of total phospholipids in the composition of approximately 66% (w/w). U.S. Patent No. 9,475,830 covers a method of treating HTG comprising administering to a subject a therapeutically effective amount of a concentrated therapeutic phospholipid composition, having, among other things, a concentration of total phospholipids in the composition of approximately 60% (w/w). U.S. Patent No. 10,130,644 (U.S. Patent Application Serial No. 15/258,044) was granted and covers claims directed towards a composition encompassing an extract comprising a PL content between approximately 60% to approximately 99%. We also filed a U.S. continuation patent application (U.S. Patent Application Serial No. 16/135212) to pursue claims directed towards a composition encompassing an extract comprising a PL content between approximately 50% (w/w) to approximately 70% (w/w).

In 2017, additional patents were granted to us by the Taiwanese, South Korean, and Australian patent offices to protect our Proprietary Composition using compositions of matter claims and medical use claims. In 2018, we were also granted patents by the Canadian Intellectual Property Office, the European Patent Office (EPO), the Russian Patent Office, and the Japanese Patent Office for the Proprietary Composition, all of which contain compositions of matter claims and medical use claims. On January 9, 2019, we announced a Certificate for a European Patent had been issued by the European Patent Office. The granted patent is valid until 2030 and relates to a concentrated phospholipid composition and method of using the same for modulating blood lipids. This patent was validated in Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, United Kingdom, Italy, Netherlands, Norway, Portugal and Sweden. We also received notices of allowances for patents in Chile, Mexico and Israel.

We believe these patents and patent applications increase potential commercial opportunities for CaPre, including through possible licensing and partnership opportunities. We are committed to building a global portfolio of patents to ensure long-lasting and comprehensive intellectual property protection and to safeguard potentially valuable market expansion opportunities.

Our patent No. 600167 in New Zealand, which is in force until 2030 and relates to a concentrated phospholipid composition comprising 60% PL and method of using the same for treating cardiovascular diseases, has been opposed by BIO-MER Ltd. The evidentiary stage in the New Zealand patent opposition has been completed. The next step is the hearing. In our view, no new prior art has been presented that was not already considered in other jurisdictions, such as in the United States, where our patents are in force.

We have received a notice issued from the Japan Patent Office (JPO) indicating that a third party filed an opposition against our Japanese Patent No. 6346121. We are in the process of replying by amendment of our claims to the Japanese Patent Office, which we believe would allow us to overcome the prior art cited in the opposition.

The trademark CaPre® is registered in the United States, Canada, Australia, China, Japan and Europe. We are currently in the process of developing a new brand name and logo for CaPre for launch into the U.S. market. That name, once it is developed, will be trademarked in all of the major jurisdictions around the world. In addition, two PCT applications that cover our encapsulation apparatus and manufacturing process while maintaining industrial trade secrets and know-how. We also filed a provisional application directed to our RKO manufacturing process.

Manufacturing of CaPre

We are developing CaPre as a new chemical entity (which means a novel chemical product protected by patents), and we are conducting our TRILOGY Phase 3 program using good manufacturing practices, or cGMP, good clinical practices, or cGCP, and good laboratory practices, or cGLP.

The contract manufacturing organizations, or CMOs, selected by us for manufacturing and packaging are all cGMP compliant. In preparation for our TRILOGY Phase 3 program, working together with our pharmaceutical CMOs, we advanced the installation and qualification of the proprietary extraction and purification equipment used to manufacture CaPre. We ran our first scaled cGMP production lots of CaPre at CordenPharma’s Chenôve facility in Dijon, France during the first half of 2017. We scaled up to 100 kg/day in late 2017 to fulfill the clinical product requirements for our TRILOGY Phase 3 program. We are currently operating at a scale of 20 tons per year, and plan to scale further to 40 tons to support our initial commercial launch. As of the date of this annual report, we have completed all clinical lots of NKPL66 and CaPre for our TRILOGY Phase 3 program, and we have made additional safety batches to mitigate any potential loss in shipping.

Our Business and Commercialization Strategy

Key elements of our business and commercialization strategy include initially obtaining regulatory approval for CaPre in the United States for severe HTG. We plan to launch CaPre ourselves in the U.S. market. Our preferred strategy outside the United States is to commercialize CaPre through regional or country-specific strategic partnerships, and to potentially seek support and funding from each partner for in-country clinical development, registration and commercialization activities. We believe that a late development-stage and differentiated drug candidate like CaPre could be attractive to various global, regional or specialty pharmaceutical companies, and we are taking a targeted approach to partnering and licensing in various geographies.

Our key commercialization goals include:

•	complete our TRILOGY Phase 3 program and, assuming the results are positive, file an NDA by mid 2020 to obtain regulatory approval for CaPre in the United States, initially for the treatment of severe HTG, with the potential to afterwards expand CaPre’s indication to the treatment of high TGs (although at least one additional clinical trial would likely be required to expand CaPre’s indication to this segment);

•	continue to strengthen our patent portfolio and other intellectual property rights;

•	continue planning for the potential launch of CaPre in the United States by the second half of 2021; and

•	continue to pursue strategic opportunities outside of the United States, such as licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions, to provide development capital, market access and other strategic sources of capital.

In addition to completing our TRILOGY Phase 3 program, we expect that additional time and capital will be required to complete the filing of an NDA to obtain FDA approval for CaPre in the United States, and to complete business development collaborations, marketing and other pre-commercialization activities before reaching the commercial launch of CaPre in the United States.

Competition

The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to CaPre. We believe that the number of companies seeking to develop products and therapies similar to CaPre will likely increase, particularly based on the positive REDUCE-IT CVOT by Amarin, and if Astra Zeneca’s STRENGTH CVOT is successful.

Our competitors in the United States and globally include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized cardiovascular treatment companies. GlaxoSmithKline plc, which currently sells LOVAZA, a prescription-only OM3 fatty acid indicated for patients with severe HTG, was approved by the FDA in 2004 and has been available in the U.S. market since 2005. Multiple generic versions of LOVAZA are now available in the United States. Amarin launched its prescription-only OM3 drug VASCEPA in 2013, and reached a market share of approximately 45% by the end of 2018. In addition, EPANOVA (OM3-carboxylic acids) capsules, a free fatty acid form of OM3 (comprised of 55% EPA and 20% DHA), is FDA-approved for patients with severe HTG. Omtryg, another OM3-acid fatty acid composition developed by Trygg Pharma AS, received FDA approval for severe HTG. Neither EPANOVA nor Omtryg have yet been commercially launched, but could launch at any time. Matinas recently decided to restart their development program for MAT9001, an omega-3 free fatty acid that consists primarily of EPA and docosapentaenoic acid (DPA). Other large companies with products that would compete indirectly with CaPre include AbbVie, Inc., which currently sells TRICOR and TRILIPIX for the treatment of severe HTG, and NIASPAN, which is primarily used to raise HDL-C but is also used to lower TGs. Generic versions of TRICOR, TRILIPIX, and NIASPAN are also now available in the United States. In addition, we are aware of a number of other pharmaceutical companies that are developing products that, if approved and marketed, could compete with CaPre.

Raw Materials

We use semi-refined raw krill oil as our primary raw material to produce CaPre. Krill are generally harvested in Antarctic waters. The krill biomass is the world’s most abundant biomass and it is monitored to help ensure sustainable cultivation. Historically, we sourced all of our krill oil from Neptune. On August 8, 2017, Neptune announced it was discontinuing krill oil production, and selling its krill oil inventory and intellectual property to Aker. In the three-month period ending December 31, 2017, we purchased a reserve of krill oil from Neptune and Aker that was used in the production of CaPre capsules for our Phase 3 clinical trials. In addition, krill oil was purchased from Aker, which was also used in our Phase 3 trials. There are several alternative suppliers of krill oil that we have confirmed can meet our specifications for CaPre. Combined, they have more than adequate production capacity to meet our future needs.

Employees, Specialized Skills and Knowledge

Our management consists of professionals from business development, sales and marketing, clinical development, pharmaceutical manufacturing, finance and science backgrounds. Our research team includes scientists with expertise in pharmaceutical development, chemistry, manufacturing and controls, nonclinical and clinical studies, pharmacology, regulatory affairs, quality assurance/quality control, intellectual property and strategic alliances. We currently employ 28 full-time employees with the majority working out of our headquarters in Laval and at our laboratory in Sherbrooke. We generally require all of our employees to enter into invention assignment, non-disclosure and non-compete agreements. We rely on third-party consultants and contractors from time to time. Our employees are not covered by any collective bargaining agreement or represented by a trade union.

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

The secondary objectives of the COLT study were to evaluate:

•	the effect of CaPre on fasting plasma TGs in patients with TGs between 200-499 mg/dL (mild to moderate HTG);

•	the dose dependent effect on fasting plasma TGs in patients with TGs between 500-877 mg/dL (severe HTG); and

•	the effect of CaPre on fasting plasma levels of LDL-C (direct measurement), HDL-C, non-HDL-C, hs-CRP and OM3 index.

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

After 8 weeks of treatment, patients treated with 1 gram of CaPre for the first 4 weeks of treatment and 2 grams for the following 4 weeks, showed a statistically significant TG mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1-2 grams patient population as compared to a 7.1% reduction for the standard of care. After 8 weeks of treatment, patients treated with 2 grams of CaPre for the entire 8 weeks showed statistically significant TG mean improvements of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2 grams group as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4 grams for the entire 8 weeks showed statistically significant TG, non-HDL-C and HbA1C mean improvements of 14.4% and 9.8% and 15.0%, respectively, as compared to standard of care. The 4-gram group showed mean improvements in:

•	TGs of 14.4%, corresponding to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group;

•	non-HDL-C of 9.8%, corresponding to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group; and

•	HbA1C of 15.0%, corresponding to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group.

In addition, all combined doses of CaPre showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4 grams of CaPre for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7%, as compared to the standard of care. The results of the COLT trial indicated that CaPre has no significant deleterious effect on LDL-C levels.

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

CaPre successfully met the TRIFECTA study’s primary objective. The placebo-corrected percentage change in TGs were decreases of 9.1% (p=0.049) and 9.7% (p=0.044) for 1 gram and 2 grams of CaPre, respectively. Key secondary objectives were also met:

•	there was a statistically significant decrease in non-HDL-C versus placebo (p=0.038), with the 2-gram group decreasing by 5.3% from baseline versus placebo over the 12-week period;

•	HDL-C slightly increased at both the 1-gram and 2-gram levels; and

•	LDL-C and slightly decreased at the 2-gram level.

Finally, a statistically significant dose response increase in the OM3 index for patients on 1 gram and 2 grams versus placebo was noted. The OM3 index reflects the percentage of EPA and DHA in red blood cell fatty acids and the risk of cardiovascular disease is considered to be lower as the OM3 index increases.

CaPre was found to be safe and well tolerated at all doses tested, with no serious adverse events that were considered treatment- related. Out of 387 randomized patients, a total of 7 (1.8%) were discontinued as a result of adverse events, three were on placebo, two were on 1 gram and two were on 2 grams of CaPre. The predominant incidence was gastrointestinal-related, with no difference between CaPre and placebo. The safety profiles of patients on CaPre and placebo were similar.

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

In order to be marketed in the United States, CaPre must be approved by the FDA through the NDA review process. The process required before a drug may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical (animal) and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission of an investigational new drug application, or IND, which must become effective before human clinical trials may begin in the United States;

•	performance of adequate and well-controlled clinical trials in accordance with the applicable IND and other clinical study- related regulations, such as current Good Clinical Practices, or cGMP, to establish the safety and efficacy of the proposed drug for its proposed indication;

•	submission of an NDA for a new drug;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of potential FDA audit of the nonclinical and/or clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

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

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard NDA and respond to the applicant. This review typically takes 12 months from the date the NDA is submitted to the FDA including the screening which takes a period of 60 days. The FDA does not always meet its PDUFA goal dates for standard NDAs, and the review process may be significantly extended by FDA requests for additional information or clarification.

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

U.S. Post-Marketing Requirements

Following approval of a new product, a pharmaceutical company and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the product and reporting Field Alert information relating to bacteriological contamination, significant deterioration of the product or failure of distributed product to meet specifications, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling, or “off-label use”, limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers and distributors may not market or promote such off-label uses. Modifications or enhancements to the product or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process. In some cases, these changes will require the submission of clinical data and the payment of a user fee.

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

Fiscal Year 2019 Developments

•	On April 20-21, 2018, we hosted a well-attended investigators meeting for the TRILOGY Phase 3 studies in Fairfax, Virginia. The aim of the investigators meeting was to ensure that the clinical studies are conducted in compliance with the clinical study protocol, guidelines and applicable regulations. Approximately 200 attendees participated in this meeting, which was composed of physicians, study nurses and study coordinators representing 90 of the TRILOGY clinical sites together with the clinical team of Acasti, our CRO, and the lead Principal Investigator for the TRILOGY studies, Dariush Mozaffarian, M.D., Dr.P.H., who also presented at the meeting. Dr. Mozaffarian is a highly regarded cardiologist at Tufts University, and his research focuses on the influence of OM3s, diet and lifestyle on cardiometabolic health.

•	On May 9, 2018, we announced the closing of a public offering of 9,530,000 units at a price of $1.05 per unit for aggregate gross proceeds to us of $10,006,500, with each unit consisting of one common share and one common share purchase warrant. The common share purchase warrants comprising the units are exercisable at any time prior to May 9, 2023 at an exercise price of $1.31 per common share. On May 14, 2018, we announced that the underwriter had exercised the over-allotment option in full pursuant to which we issued, on the same date, 1,429,500 additional units upon the same terms as set forth above for additional aggregate gross proceeds to us of $1,500,975.

•	On April 27, 2018, we announced the appointment of Donald Olds to our board of directors and audit committee. See “Item 6. Directors, Senior Management and Employees – Directors and Senior Management.”

•	On June 4, 2018, we announced the appointment of Mr. Brian Groch as our Chief Commercial Officer. Mr. Groch brings over 25 years of senior experience in the healthcare and life science industries, including product commercialization, developing and executing global sales strategies, business development, and operations. Mr. Groch will drive our global commercialization strategy, including U.S. launch planning and execution, and commercial partnering activities in the rest of the world. See “Item 6. Directors, Senior Management and Employees – Directors and Senior Management.”

•	As of June 26, 2018, we had activated 110 clinical sites, 463 patients had been enrolled and 41 patients had been randomized for the CaPre TRILOGY Phase 3 program. Additional cGMP production lots of API and CaPre were manufactured during the fourth quarter, enabling us to continue to accumulate the CaPre and placebo inventory required to support the TRILOGY Phase 3 trials.

•	On September 24, 2018, we announced that Mr. Jean-François Boily was appointed as the Vice President of Finance and Mrs. Linda O’Keefe, our former Chief Financial Officer, announced her retirement.

•	On October 11, 2018, we announced the closing of its underwritten public offering in the United States of 19,090,000 Common Shares on October 9, 2018 (which included the exercise in full by the underwriters of their over-allotment option to purchase 2,490,000 additional common shares), at an offering price of US$1.00 per common share generating net proceeds to us of approximately $22.6 million (US$17.4 million).

•	On October 23, 2018, we announced the closing of an underwritten public offering in Canada of 21,562,000 common shares (which included the exercise in full by the underwriters of their over-allotment option to purchase 2,812,500 additional common shares), at an offering price of $1.28 per common share generating net proceeds to us of approximately $25.4 million.

•	On January 9, 2019, we announced a Certificate for a European Patent had been issued to us by the European Patent Office. The granted patent is valid until 2030 and relates to a concentrated phospholipid composition and method of using the same for modulating blood lipids. This patent was validated in Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, United Kingdom, Italy, Netherlands, Norway, Portugal and Sweden.

•	On February 21, 2019, we announced announces we had been recognized by the TSX Venture Exchange in its “2019 Venture 50,” a ranking of the strongest companies on TSX Venture Exchange by share price, trading volume and market capitalization.

•	On April 1, 2019, we announced publication of CaPre’s bioavailability study in a leading peer-reviewed journal. This study further validated our prior study results demonstrating that the bioavailability of CaPre is significantly better than LOVAZA when taken with a low-fat meal.

•	As of June 3, 2019, 100% of the required total patients for our two TRILOGY Phase 3 studies had been randomized, and more than 60% of patients who had previously been randomized in our TRILOGY program had already completed their 6-month treatment plans. This progress supports management’s expectation for announcing topline results of TRILOGY 1 before the end of calendar 2019 and topline results of TRILOGY 2 in January 2020.

C.	Organizational Structure

We have no subsidiaries.

D.	Property, Plants and Equipment

Our head office and operations are located at 545, Promenade Centropolis, suite 100, Laval, Québec, Canada, H7T 0A3 and our R&D and quality control laboratory is located at Espace Lab, 2650 Maximilien-Chagnon, Sherbrooke, Québec, Canada, J1E0M8. We do not own our own manufacturing facility for the production of CaPre; however, we do own the proprietary equipment for producing the API and drug product. We currently do not have plans to develop our own manufacturing facility. However, this could change in the foreseeable future, as we consider the most cost-effective approaches to producing CaPre while ensuring the highest level of quality. We currently depend on third party suppliers and manufacturers to produce our required raw krill oil and drug substance and products. If CaPre is approved for distribution by the FDA, we initially expect to rely on cGMP-compliant third parties to manufacture NKPL66, which is API in CaPre, encapsulate, bottle and package clinical supplies of CaPre.

We have entered into an agreement CordenPharma Chenôve, a third party CMO, for the manufacturing of CaPre clinical material for the purposes of our ongoing TRILOGY Phase 3 program in accordance with cGMP regulations imposed by the FDA.

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

Management’s Discussion and Analysis of Financial Situation and Operating Results Fiscal Years Ended March 31, 2018 and 2019

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to our financial position as at March 31, 2019 and for the year then ended. This MD&A explains our material variations in the financial statements of operations, financial position and cash flows for the year ended March 31, 2019 and 2018, thirteen-month and one-month periods ended March 31, 2017 and the twelve-month period ended February 28, 2017.

This MD&A must be read in conjunction with our audited financial statements for the year ended March 31, 2019 and 2018, and the thirteen-month period ended March 31, 2017. Our audited financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Our financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Caution Regarding Non-IFRS Financial Measures

We use multiple financial measures for the review of our operating performance. These measures are generally IFRS financial measures, but one adjusted financial measure, non-IFRS operating loss, is also used to assess our operating performance. This non-IFRS financial measure is directly derived from our financial statements and is presented in a consistent manner. We use this measure, in addition to the IFRS financial measures, for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to competitors, and to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this non-IFRS information to investors, in addition to IFRS measures, allows them to see our results through the eyes of management, and to better understand its historical and future financial performance.

Earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-IFRS operating loss to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in its operating performance, and because we believe it provides meaningful information on our financial condition and operating results. Our method for calculating non-IFRS operating loss may differ from that used by other corporations.

We calculate our non-IFRS operating loss measurement by adding to net loss finance expenses that includes change in fair value of derivative warrant liabilities and foreign exchange gain (loss), depreciation and amortization, impairment loss, litigation settlement expected to be paid via common shares, and stock-based compensation and by subtracting finance income and deferred tax recovery. Items that do not impact our core operating performance are excluded from the calculation as they may vary significantly from one period to another. We also exclude the effects of certain non-monetary transactions recorded, such as stock-based compensation and litigation settlement expected to be paid via common shares, from our non-IFRS operating loss calculation. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net loss to non-IFRS operating loss is presented later in this MD&A.

Basis of Presentation of the Financial Statements

We are subject to a number of risks associated with our ongoing priorities, including the conduct of our clinical program and its results, the establishment of strategic alliances and the development of new pharmaceutical products and their marketing. Our current product in development requires approval from the FDA and equivalent regulatory organizations in other countries before its sale can be authorized. Certain risks have been reduced for the longer term with the outcome of our actions, including our intellectual property strategy execution with filed patent applications in more than 20 jurisdictions, with more than 20 issued patents and with numerous additional patent applications pending. We have incurred significant operating losses and negative cash flows from operations since our inception. To date, we have financed our operations through the public offering and private placement of common shares (with or without warrants) and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights and options. To achieve the objectives of our business plan, we plan to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. Our ability to complete the needed financing and ultimately achieve profitable operations is dependent on a number of factors outside of our control. See Item 3 “Risk Factors” in this MD&A.

We have incurred operating losses and negative cash flows from operations since inception. Our current assets of $37.3 million as at March 31, 2019 include cash and cash equivalents totaling $22.5 million, and marketable securities of $11.9 million mainly generated by the net proceeds from our recent securities offerings. Our current liabilities of $18.2 million at March 31, 2019 are comprised primarily of amounts due to or accrued for creditors. Management projects that additional funds will be needed in the future, after TRILOGY phase 3 clinical trials for activities necessary to prepare for CaPre’s commercial launch, including the scale up of our manufacturing operations, the completion of the potential regulatory (NDA) submission package (assuming positive Phase 3 clinical results), and the expansion of business development and U.S. commercial launch activities. We are working towards the development of strategic partner relationships, as well as actively seeking additional non-dilutive funds in the future, but there can be no assurance as to when or whether we will complete any strategic collaborations or succeed in identifying non-dilutive funding sources. Consequently, we may need to raise additional equity capital in the future to fund these activities. In particular, raising additional capital is subject to market conditions and is not within our control. If we do not raise additional funds or find one or more strategic partners, we may not be able to realize our assets and discharge our liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about our ability to continue as a going concern and, therefore, realize our assets and discharge our liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes we will continue our operations in the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If we are unable to continue as a going concern, material write-downs to the carrying values of our assets, including our intangible asset, could be required.

Selected Financial Information

	Three-month periods ended		Year ended		One-month ended	Thirteen-month period ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017
	$	$	$	$	$	$
Net loss	(16,806)	(8,140)	(51,566)	(21,504)	(769)	(11,247)
Basic and diluted loss per share	(0.22)	(0.32)	(0.95)	(1.23)	(0.05)	(1.01)
Non-IFRS operating loss[1]	(12,095)	(6,427)	(40,157)	(16,095)	(406)	(7,798)
Total assets	48,471	22,959	48,471	22,959	25,456	25,456
Working capital[2]	19,085	2,795	19,085	2,795	8,143	8,143
Total non-current financial liabilities	16,263	8,038	16,263	8,038	1,615	1,615
Total equity	13,962	8,224	13,962	8,224	21,703	21,703

Comments on the Significant Variations of Results from Operations for the Three-Month Periods, Years Ended March 31, 2019 and 2018 and the Thirteen-Month Period Ended March 31, 2017

The net loss totaling $16,806 or ($0.22) per share for the three months ended March 31, 2019 increased by $8,666 or $0.10 per share from the net loss totaling $8,140 or ($0.32) per share for the three months ended March 31, 2018. The increase in net loss was resulted primarily from the $5,668 increased non-IFRS operating loss generated by planned research and development expenses to execute the TRILOGY Phase 3 clinical program as well as from a $2,084 (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”) increase in financial expenses due mostly to a loss related to the increase in value of the warrant derivative liability of $2,055. These losses were also affected by the legal settlement expected to be paid via common shares of $990 in addition to the increased depreciation and amortization expense of $64, offset by decreased stock-based compensation of $140.

The net loss totaling $51,566 or ($0.95) per share for the year ended March 31, 2019 increased by $30,062 from the net loss for the year ended March 31, 2018 while the loss per share decreased by ($0.28) per share from the loss of ($1.23) per share for the year ended March 31, 2018. The per share loss decreased due to the issuance of 52,494,519 common shares primarily in connection with the public financings that occurred in May and October 2018. The increased net loss resulted primarily from the $24,062 increased non-IFRS operating loss generated by planned research and development expenses to execute the TRILOGY Phase 3 clinical program, as well as increases in stock-based compensation of $112 and depreciation and amortization of $155. The increase in loss is also affected by the loss related to the legal settlement with our former CEO expected to be paid via common shares of $990 and the reimbursement of related legal fees of $64. These increased losses were further increased by a net increase of $4,743 in financial expenses, due mostly to a loss related to increased value of the warrant derivative liability of $5,943 (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), offset by a decrease of $481 in derivative warrant liability-related transaction costs and by the remaining gains of $311 due to a foreign exchange gain as well as an increase in interest income of $403. The foreign exchange gain is mostly due to the U.S. cash flows generated by the U.S. public financing of US$17.4 million that took place on October 9, 2018 and the U.S. denominated accounts payable, as well as the strengthening of the U.S. dollar in relation to the Canadian dollar functional currency. At the time of the U.S. public financing, a major portion of the net offering was invested in U.S. dollar investments as per our treasury policy (see “Treasury Operations”). The increase in interest income is a result of the increase in marketable securities and cash equivalents investments as per our treasury policy. As at March 31, 2019 cash equivalents and marketable securities amounted to $34,413 versus $8,249 as at March 31, 2018.

The net loss totaling $21,504 or ($1.23) per share for the year ended March 31, 2018 increased by $10,257 or ($0.22) per share from the net loss totaling $11,247 or ($1.01) per share for the thirteen-month period ended March 31, 2017. This resulted primarily from the $8,297 increased non-IFRS operating loss, a $1,642 increase in financial expense, a $255 increase in stock-based compensation, and a decrease of $129 in deferred tax recovery offset by a $66 decrease in depreciation and amortization.

______________________________

1 The non-IFRS operating loss (adding to net loss financial expenses (income), depreciation and amortization, change in fair value of derivative warrant liabilities and stock-based compensation) is not a standard measure endorsed by IFRS requirements. A reconciliation to net loss is presented below. On May 10, 2019 we announced the settlement regarding legal claims made by our former chief executive (“CEO”) officer with respect to the termination of his employment. Pursuant to the settlement agreement, we have agreed to issue 900,000 common shares at $1.10 per share to the former CEO.  In addition, we have agreed to reimburse the former CEO for legal fees of $64. Furthermore, pursuant to the settlement agreement, we have received a full and final release from the former CEO on all procedures in connection with the termination of his employment. This settlement has been accrued as at March 31, 2019 and the expense of $990 is included as part of general and administrative expenses.

2 Working capital is presented for information purposes only and represents a measurement of our short-term financial health. Working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss

Research and Development Expenses
	Three-month periods ended		Year ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$
Salaries and benefits	676	615	1,805	1,705
Research contracts	9,358	4,719	32,850	9,381
Professional fees	81	248	719	1,790
Other	183	38	506	222
Government grants and tax credits	(298)	(325)	(588)	(409)
Total before stock-based compensation and depreciation and amortization	10,000	5,295	35,292	12,689

Stock-based compensation	64	91	247	308
Depreciation and amortization	731	667	2,827	2,672
Total	10,795	6,053	38,366	15,669

General and Administrative Expenses
	Three-month periods ended		Year ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$
Salaries and benefits	934	584	2,305	1,576
Administrative fees	8	14	34	121
Professional fees	775	428	1,732	1,347
Other	378	106	794	362
Total before stock-based compensation and legal settlement expected to be paid via common shares	2,095	1,132	4,865	3,406

Stock-based compensation	64	177	794	621
Legal settlement expected to be paid via common shares	990	-	990	-
Total	3,149	1,309	6,649	4,027

Three-Month Period Ended March 31, 2019 Compared to the Three-Month Period Ended March 31, 2018

During the three months ended March 31, 2019 we continued our planned advancement of the two-study TRILOGY Phase 3 clinical study program for our drug candidate, CaPre, in partnership with one of the world’s largest providers of biopharmaceutical development and clinical outsourcing services (“CRO”). The $10,795 in total research and development expenses for the three-months ended March 31, 2019 totaled $10,000 before depreciation, amortization and stock-based compensation expense, compared to $6,053 in total research and development expenses for the three-months ended March 31, 2018 or $5,295 before depreciation, amortization and stock-based compensation expense. There is a $4,705 increase in research and development expenses before depreciation, amortization and stock-based compensation which was mainly attributable to a $4,639 increase in research contracts, a $61 increase to salaries, a $27 increase to government grants and tax credits and a $145 increase to other research and development expenses, offset by $167 decrease in professional fees. Higher research contract expenses resulted primarily from a $3,988 increase in the CRO’s Phase 3 clinical trial program contract expense with continued site activation and patient enrollment, randomization and treatment. The decrease in professional fees is made up mostly of a $159 decrease in legal fees relating to services for contracting and due diligence activities performed during the three-months ended March 31, 2018.

General and administrative expenses totaling $2,095 before stock-based compensation expense for the three months ended March 31, 2019 increased by $963 from $1,132 for the three months ended March 31, 2018. This $963 increase was mainly attributable to a $350 increase in salaries and benefits, an increase of $347 related to professional fees, an increase of $272 related to other fees. The $350 increase in salaries and benefits primarily resulted from the hiring of a Chief Commercial Officer to support expanded business and market development activities. The professional fee increase of $347 was due in part to additional legal fees resulting from independence from Neptune, including no continued internal counsel services. Finally, the $272 increase in other expenses is associated with risk management programs now also independent of Neptune.

Stock-based compensation and depreciation and amortization included in both research and development and general and administrative expenses are explained in the following discussion of reconciliation of Net Loss to Non-IFRS Operating Loss.

Year ended March 31, 2019 Compared to the Year Ended March 31, 2018

As we continue advancing our planned TRILOGY Phase 3 clinical program and production scale-up of CaPre within its research and development program, $38,366 was incurred in total research and development expenses for the year ended March 31, 2019 and $35,292 was incurred before depreciation, amortization and stock-based compensation expense. This compares to $15,669 in total research and development expenses for the year ended March 31, 2018 or $12,689 before depreciation, amortization and stock-based compensation expense. The $22,603 increase in research and development expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $23,469 increase in contracts with a $22,272 increase in Phase 3 CRO contract expenses and $1,196 of increased research contracts resulting from the planned scale-up of CaPre production activities in the year ended March 31, 2019. An increase of $100 in salaries and benefits relates to the increased headcount. These increases are offset by a $1,071 decrease in legal fees for contracting and due diligence activities, as well as the $179 increase in tax credits which relates to higher research and development expenditures combined with a higher investment.

General and administrative expenses totaling $4,865 before stock-based compensation expense for the year ended March 31, 2019 increased by $1,459 from $3,406 for the year ended March 31, 2018. This increase was mainly attributable to a $729 increase in salaries and benefits primarily resulting from the expansion of the team to become independent of Neptune, and the expansion of our commercialization team and business development activities. Professional fees increased by $385 due in part to additional legal fees resulting from independence from Neptune. Additionally, professional fees increased due to implementation of a new ERP system. An increase of $432 of other general and administrative expenses associated with risk management programs as we became independent of Neptune. These increases were partially offset by an $87 reduction in Neptune’s administrative fees.

Stock-based compensation and depreciation and amortization included in both research and development and general and administrative expenses are explained in the following discussion of reconciliation of Net Loss to Non-IFRS Operating Loss.

Reconciliation of Net Loss to Non-IFRS Operating Loss

	Three-month periods ended		Year ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$
Net loss	(16,806)	(8,140)	(51,566)	(21,504)
Add (deduct):
Stock-based compensation	128	268	1,041	929
Depreciation and amortization	731	667	2,827	2,672
Legal settlement – expected to be settled in common shares	990	-	990	-
Financial expenses	2,862	778	6,551	1,808
Non-IFRS operating loss	(12,095)	(6,427)	(40,157)	(16,095)

For the three-month period and year ended March 31, 2019 we recognized stock-based compensation under our compensation plans in the amount of $128 and $1,041, respectively, compared to the three-month and year ended March 31, 2018 totalling $268 and $929 respectively. The weighted average grant date fair value of the options granted to employees and directors during the year ended March 31, 2019 was $0.51 compared to the grant date value of options granted in the year ended March 31, 2018 of $1.22, whereas an increase of 1,052,023 of number of options granted occurred, with total granted stock options of 2,173,523 for the year ended March 31, 2019 compared to 1,121,500 stock options granted for the year ended March 31, 2018. No stock options were granted during the three-month periods March 31, 2019 and 2018. No options were granted to consultants.

The depreciation and amortization expense increased by $64 to $731 for the three months ended March 31, 2019 from $667 for the three months ended March 31, 2018. The depreciation and amortization expense increased by $155 to $2,827 for the year ended March 31, 2019 from $2,672 for the year ended March 31, 2018. The depreciation increased due to encapsulation production equipment being put into use during the three months ended March 31, 2019 and therefore related depreciation commencing.

Legal settlement expected to be paid via common shares relates to the settlement regarding legal claims made by our former CEO with respect to the termination of his employment. Pursuant to the settlement agreement, we have agreed to issue 900,000 common shares at $1.10 per share to the former CEO.  Furthermore, pursuant to the settlement agreement, we receive a full and final release from the former CEO on all procedures in connection with the termination of his employment. This settlement amount of $990 has been accrued as at March 31, 2019, included as part of general and administrative expenses thus increasing the loss.

Financial expenses increased by $2,084 from a loss of $778 for the three months ended March 31, 2019 to a loss of $2,862 for the three months ended March 31, 2018. The main component of this increase resulted from the measurement of the fair value of the derivative warrant liabilities as at March 31, 2019, which resulted due to an increase to the derivative warrant liabilities included in the statement of financial position of $2,055 and a corresponding loss to change in fair value of warrant liabilities, included in financial income.

Financial expenses increased by $4,743 to $6,551 for the year ended March 31, 2019 from financial expenses of $1,808 for the year ended March 31, 2018. The main component of this increase relates to the measurement of the fair value of the derivative warrant liabilities as at March 31, 2019. This increase was offset by a decrease of $481 in derivative warrant liability-related transaction costs, by foreign exchange gain of $311 as well as an increase in interest income of $403.

Two separate derivative warrant liabilities are included in the statement of financial position as at March 31, 2019, compared to one derivative warrant liability as at March 31, 2018. These derivative warrant liabilities stem from the financing transactions that took place in May 2018 and December 2017. The derivative warrant liabilities are re-measured at each reporting date using the Black-Scholes option pricing model. The valuations are driven by the fluctuation in our common stock price resulting in an increased or decreased loss or gain related to the change in fair value of the warrant liabilities and increasing or decreasing the corresponding liability in the statement of financial position.

Selected Quarterly Financial Data

	March 31,	December 31,	September 30,	June 30,
	2019	2018	2018	2018
	$	$	$	$

Net loss	(16,806)	(4,610)	(22,729)	(7,421)
Add (deduct):
Depreciation and amortization	731	723	689	684
Stock based compensation	128	336	326	251
Legal settlement expected to be paid via common shares	990	-	-	-
Financial (income) expense	2,862	(6,100)	12,291	(2,502)
Non-IFRS operating loss	(12,095)	(9,651)	(9,423)	(8,988)

Basic and diluted net loss per share	(0.22)	(0.07)	(0.62)	(0.23)

	March 31,	December 31,	September 30,	June 30,
	2018	2017	2017	2017
	$	$	$	$

Net loss	(8,140)	(6,079)	(4,507)	(2,778)
Add (deduct):
Depreciation and amortization	667	671	667	667
Stock based compensation	268	330	295	36
Financial (income) expense	778	929	122	(21)
Non-IFRS operating loss	(6,427)	(4,149)	(3,423)	(2,096)

Basic and diluted net loss per share	(0.32)	(0.40)	(0.31)	(0.19)

The quarterly year-to-year non-IFRS operating loss variances are mainly attributable to fluctuations in research and development expenses from quarter-to-quarter as well as an increase in general and administrative expenses over the last four quarters as we established an administrative and finance team independent from Neptune and expanded our business development and pre-commercialization activities. The increase in net loss, net loss per share in the fourth quarter of fiscal 2019 compared to the fourth quarter of fiscal 2018 can primarily be explained by the costs incurred in CRO’s expenses associated with its TRILOGY Phase 3 clinical trial program. The increases in net loss from quarter to quarter, in addition to the increased non-IFRS operating losses, are mainly due to the changes in fair value of the derivative warrant liabilities as well as variations in foreign exchange gains or losses.

Liquidity and Capital Resources

Share Capital Structure

Our authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows for the periods ended:

	March 31, 2019	March 31, 2018
	Number outstanding	Number outstanding
Class A shares, voting, participating and without par value	78,132,734	25,638,215
Stock options granted and outstanding	4,046,677	2,284,388
May 2018 public offering of warrants exercisable at $1.31, until May 9, 2023	10,188,100	-
Public offering broker warrants May 2018 exercisable at $1.05 until May 9, 2023	547,975	-
December 2017 U.S. public offering of warrants exercisable at US$1.26, until December 27, 2022	9,801,861	9,802,935
December 2017 U.S. broker warrants exercisable at US$1.2625, until December 27, 2022	495,050	495,050
February 2017 public offering of warrants exercisable at $2.15, until February 21, 2022	1,904,034	1,904,034
2017 unsecured convertible debentures conversion option contingent warrants exercisable at $1.90, until February 21, 2020[1]	1,052,630	1,052,630
Series 8 warrants exercisable at US$15.00, until December 3, 2018[2]	-	1,840,000
Series 9 warrants exercisable at $13.30 until December 3, 2018	-	161,654
Total fully diluted shares	106,169,061	43,178,906

Comparison of Cash Flows and Financial Condition Between the Three Month and Year End Periods March 31, 2019 and 2018

Summary

As at March 31, 2019, cash and cash equivalents totaled $22,521 with a net decrease in cash and cash equivalents totaling $6,372 for the three-month period ended March 31, 2019 and sources of cash totaling $14,298 for the year ended March 31, 2019. This compares to $8,223 in total cash and cash equivalents as at March 31, 2018 with a net decrease in cash and cash equivalents totaling $4,252 for the three-month period ended March 31, 2018 and a net decrease in cash and cash equivalents totaling $1,549 for the year ended March 31, 2018.

Operating Activities

During the three months ended March 31, 2019 and March 31, 2018, our operating activities used cash of $10,330 and $4,362, respectively, and during the years ended March 31, 2019 and March 31, 2018, our operating activities used cash of $32,476 and $12,519, respectively (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), further modified by changes in working capital, excluding cash.

Investing Activities

During the three months ended March 31, 2019, our investing activities generated cash of $5,148 compared to a use of cash of $123 for the three months ended March 31, 2018. The significant increase in cash generated by investing activities during the three months ended March 31, 2019 resulted from our disposal of marketable securities due to cash on hand following the financings in October 2018. Cash used by investing activities during the three-month period ended March 31, 2018 was due to the acquisition of equipment of $128, acquisition of marketable securities of $26, offset by interest received of $31.

______________________________

1 The debentures are convertible into common shares at a fixed price of $1.90 per common share except if we pay before the maturity, if we pay all or any portion of the convertible debentures before maturity, then warrants become exercisable at $1.90 per common share for the equivalent convertible debenture amount prepaid.

2 Total of 18,400,000 warrants. In order to obtain one common share, 10 warrants must be exercised for a total amount of US$15.00.

During the year ended March 31, 2019, our investing activities used cash of $12,136 compared to a use of cash of $411 for the year ended March 31, 2018. The significant increase in cash used by investing activities resulted from our investment in marketable securities. Additionally, cash used by investing activities during the year ended March 31, 2019 was due to the acquisition of equipment of $700, partially offset by interest received of $384. Cash used by investing activities during the year ended March 31, 2018 was due to the acquisition of equipment totaling $455, acquisition of marketable securities of $26, partially offset by interest received of $70.

Financing Activities

During the three months ended March 31, 2019, our financing activities used cash of $483 due primarily to the payment of transaction costs related to the public offerings. For March 31, 2018 we used cash of $36.

During the year ended March 31, 2019, our financing activities generated cash of $58,862 mainly from the net proceeds of the public offerings of $57,892 and proceeds from warrants exercised related to the May 2018 public offering (see “Derivative warrant liabilities”) of $1,011. During the year ended March 31, 2018, our financing activities generated cash of $11,406 primarily to the net proceeds from a public offering of $11,065 and proceeds from warrants exercised of $384.

See basis of presentation for additional discussion of our financial condition, including the need for additional funds and the material uncertainty that casts substantial doubt about our ability to continue as a going concern.

ATM Program

On February 14, 2019, we entered into an “at-the-market” (“ATM”) sales agreement with B. Riley FBR, Inc., pursuant to which our common shares may be sold from time to time for aggregate gross proceeds of up to US $30 million, with sales only being made on the NASDAQ Stock Market. The common shares will be distributed at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. As at March 31, 2019, no securities have been issued in relation to the ATM, and it remains our intent to use this facility to prepare for commercial launch. Costs incurred in connection to the ATM of $179 have been included as deferred financing costs.

October 2018 Public Offering

On October 9, 2018, we closed a U.S. public offering of 16,600,000 common shares at a price of US$1.00 per share. In addition, the underwriters fully exercised their over-allotment option to purchase 2,490,000 additional common shares at the same public offering price. This offering generated gross proceeds of $24.7 million (US$19.1 million), which resulted in net proceeds to us of $22.6 million (US$17.4 million) and a total of 19,090,000 common shares issued.

On October 23, 2018, we closed a Canadian public offering of 18,750,000 common shares at a price of $1.28 per share. In addition, the underwriters fully exercised their over-allotment option to purchase 2,812,500 additional common shares at the same public offering price. This offering generated gross proceeds of $27.6 million, which resulted in net proceeds to us of approximately $25.4 million and a total of 21,562,500 common shares issued.

May 2018 Public Offering

On May 9, 2018 we closed a Canadian public offering issuing 9,530,000 units of Acasti (“Units”) at a price of $1.05 per Unit for gross proceeds of $10 million. The Units issued consist of 9,530,000 common shares and 9,530,000 Warrants. Each Warrant entitles the holder thereof to acquire one of our common shares at an exercise price of $1.31 at any time until May 9, 2023.

On May 14, 2018, the underwriters exercised their over-allotment option by purchasing an additional 1,429,500 units at a price of $1.05 per Unit, for additional gross proceeds of $1.5 million. The units issued consist of 1,429,500 common shares and 1,429,500 warrants. Each Warrant entitles the holder thereof to acquire one of our common shares at an exercise price of $1.31 at any time until May 9, 2023.

The warrant component of these Units are Derivative Warrant Liabilities for accounting purposes due to the warrant agreement, which contains certain contingent provisions that allow for cash settlement. The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified common shares at the time of issuance of the Units. The fair value of the Derivative Warrant Liabilities at the time of issuance was determined to be $4.3 million and the residual of the proceeds of $6.2 million was allocated to the Common Shares. Issuance costs related to this transaction totaled approximately $1.8 million and have been allocated between the Derivative Warrant Liabilities and Common shares based on relative value. Resulting from this allocation, $0.7 million has been allocated to the Derivative Warrant Liability and is recognized in finance costs in the Statements of Earnings and Comprehensive Loss, whereas the remaining portion of $1.1 million in issuance costs was allocated to the common shares and recognized as a reduction to share capital, in the Statements of Financial Position.

The weighted average fair value of the 2018 Warrants issued in May 2018 was determined to be $0.39 per warrant. Changes in the fair value of the 2018 Warrants are recognized in finance expense.

As part of the May financing, we also issued broker warrants to purchase up to 547,975 Common Shares. Each broker warrant entitles the holder thereof to acquire one of our common shares at an exercise price of $1.05, at any time until May 9, 2023. The broker warrants are considered for compensation to non-employees under IFRS 2, stock-based compensation, and are accounted for at fair value at issuance date and not subsequently revalued.

Financial Position

The following table details the significant changes to the statements of financial position as at March 31, 2019 compared to the prior fiscal period end at March 31, 2018:

Accounts	Increase (Decrease)	Comments
Cash and cash equivalents	14,298	See cash flow statement
Marketable securities – current and long term	11,866	See cash flow statement
Receivable	857	Timing of receipts
Prepaid expenses	709	Advancement of contracts
Other Asset – current and long term	(37)	Usage of Krill Oil supply
Deferred financing costs	179	Equity transactions
Equipment	(8)	Acquisition of equipment and depreciation
Intangible asset	(2,322)	Amortization
Trade and other payables	11,549	Increased expenses and accruals
Derivative warrant liabilities	9,837	Issuance of derivative warrants and change in fair value
Unsecured convertible debentures	205	Accretion of interest

See the statement of changes in equity in our financial statements for details of changes to the equity accounts since March 31, 2019.

Treasury Operations

Our treasury policy is to invest cash that is not required immediately into instruments with an investment strategy based on capital preservation. Cash equivalents and marketable securities are primarily made in guaranteed investment certificates (“GICs”), term deposits and high-interest savings accounts, which are issued and held with Canadian chartered banks; high rated promissory notes issued by government bodies and commercial paper. We hold cash denominated in both US and CAD dollars. Funds received in US dollars from the equity private placement are invested as per our treasury policy in US dollar investments and converted to CAD dollars as appropriate to fulfill operational requirements and funding.

Derivative warrant liabilities

The 2018 Warrants issued as part of our May 2018 public offering were recognized as Derivative Warrant Liabilities with a fair value of $4,272. As of March 31, 2019, the Derivative Warrant Liabilities for the 2018 Warrants totaled $8,246, which represents the fair value of these warrants. The weighted average fair value of the 2018 Warrants issued was determined to be $0.39 per warrant at inception and approximately $0.81 per 2018 Warrant as at March 31, 2019.

On December 27, 2017, warrants were issued as part of our U.S. public offering and recognized as Derivative Warrant Liabilities with a fair value of $5,873 (“2017 Warrants”). The 2017 Warrants are Derivative Warrant Liabilities for accounting purposes due to the currency of the exercise price (US$) being different from our Canadian dollar functional currency. The fair value of the 2017 Warrants as of March 31, 2019, totaled $8,017 which represents the fair value of these warrants. The fair value of the 2017 Warrants was determined to be $0.60 per warrant upon issuance and approximately $0.82 per warrant as of March 31, 2019.

As of March 31, 2019, the fair value of the Derivative Warrant Liabilities issued as part of our Series 8 December 2013 securities offering was nil as the warrants expired December 3, 2018.

The increase in the fair value of both existing derivative warrant liabilities as at March 31, 2019 is due to the increase in our share price and the dilution factor, and the impact within the valuation model.

	Warrant liabilities issued May 2018	Warrant liabilities issued December 27, 2017	Warrant liabilities issued December 3, 2013
	Fair value per shares issuable
March 31, 2019	$0.81	$0.82	-
December 31, 2018	$0.68	$0.66	-
September 30, 2018	$0.96	$0.95	-
June 30, 2018	$0.36	$0.36	-
March 31, 2018	-	$0.65	-

During October 2018, 771,400 - 2018 Warrants were exercised for one of our common shares at an exercise price of $1.31 for aggregate gross proceeds of approximately $1.0 million. In addition, 4,455 2017 Warrants were exercised in a cashless manner to acquire 1,074 of our common shares. A total of 772,474 common shares were issued as a result of 775,855 warrants exercised.

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

As at March 31, 2019, our liabilities total $34,509, of which $18,426 is due within twelve months, $16,263 relates to Derivative Warrant Liabilities that will likely be settled by issuing common shares in exchange for proceeds equal to the strike price of the instrument, and $1,817 of outstanding unsecured convertible debentures. The unsecured convertible debentures may be prepaid. The debentures are convertible into common shares at a fixed price of $1.90 per common share except if we pay before the maturity, all or any portion of the convertible debentures.

We also entered into a contract to purchase production equipment to be used in the manufacturing of the clinical and future commercial supply of CaPre.

A summary of the contractual obligations at March 31, 2019, is as follows:

	Carrying value	Total contractual cash flows	1 year or less	1 to 3 years
	$	$	$	$
Trade, other payables and due to related party	16,429	16,429	16,429	-
Lease	79	79	79	-
Unsecured convertible debentures	1,817	1,817	1,817	-
Total	18,325	18,325	18,325	-

Research and development contracts and contract research organizations agreements

We utilize CMOs for the development and production of clinical materials and research organizations to perform services related to our clinical trials. Pursuant to the agreements with these contract manufacturing and contract research organizations, we have either the right to terminate the agreements without penalties or under certain penalty conditions. For agreements which contain penalty conditions, we would be required to pay penalties of approximately $109.

Lease

During fiscal year 2018, we entered into a lease agreement for our research and development and quality control laboratory facility located in Sherbrooke, Québec, resulting in a commitment of $79 over the remaining lease term, which is committed in the next year.

Contingencies

We evaluate contingencies on an ongoing basis and establishes loss provisions for matters in which losses are probable and the amount of the loss can be reasonably estimated.

On May 10, 2019 we announced the settlement regarding legal claims made by our former CEO with respect to the termination of his employment. Pursuant to the settlement agreement, we have agreed to issue 900,000 common shares at $1.10 per share to the former CEO.  In addition, we have agreed to reimburse the former CEO for legal fees of $64. Furthermore, pursuant to the settlement agreement, we received a full and final release from the former CEO on all procedures in connection with the termination of his employment. This settlement has been accrued as at March 31, 2019 and the expense of $1,054 is included as part of general and administrative expenses.

Related Party Transactions

We were charged by Neptune, our former parent company, for the purchase of research supplies and for certain costs incurred by Neptune for our benefit as follows:

			Thirteen- months ended	Month ended	Twelve-months ended
	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017
	$	$	$	$	$

Research and development expenses
Supplies and incremental costs	-	7	-	-	-
Shared service agreement	-	20	60	1	59
Total	-	27	60	1	59

General and administrative expenses
Supplies and incremental costs	211	239	293	16	277
Shared service agreement	34	121	325	25	300
Total	245	360	618	41	577
Total related parties expenses	245	387	678	42	636

Where Neptune incurs specific incremental costs for our benefit, it charges those amounts directly. Neptune provides us with the services of personnel for certain administrative work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon within the shared service agreement. Effective September 30, 2017, the laboratory support, the corporate affairs and the public company reporting services previously provided by Neptune as part of the shared service agreement were discontinued. We are now incurring incremental costs and expects to do so in the future, partially offset by reduced shared service fees. The account payable to Neptune amounted to $2 at March 31, 2019, $44 at March 31, 2018 and $12 at March 31, 2017, is non-interest bearing and has no specified maturity date. These charges do not represent all charges incurred by Neptune that may have benefited us. Also, these charges do not necessarily represent the cost that we would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

During the three-months and year ended March 31, 2019, we recognized expenses of $47 and $245, respectively in general and administrative expenses in relation to supplies and incremental costs, compared to $80 and $387, respectively, for the three-month and year ended March 31, 2018. As the research and development and quality control laboratory facility is now completely independent of the Neptune facility, there were no related party charges for research and development as at March 31, 2019.

Historically, Neptune has provided us with the raw krill oil needed to produce CaPre for our clinical programs, including all of the raw krill oil projected as needed for our Phase 3 clinical study program. However, Neptune discontinued its krill oil production and sold its krill oil inventory to Aker on August 7, 2017. We are continually evaluating alternative suppliers of raw krill oil. At March 31, 2019, a reserve of raw krill oil was still stored at Neptune’s facility.

Our key management personnel are our officers and the members of our Board of Directors. They control in the aggregate less than 1% of our total voting shares (1% at March 31, 2018). See note 7 to the financial statements for disclosures of key management personnel compensation.

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

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	The use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements. The financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that we will continue our operations for the foreseeable future and can realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities and stock-based compensation.

Also, management uses judgment to determine which research and development expenses qualify for research and development tax credits and in what amounts. We recognize the tax credits once it we have had reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

CRITICAL ACCOUNTING POLICIES

Derivative warrant liabilities

The warrants forming part of the Units issued from the May 2018 public offering are derivative liabilities for accounting purposes given to the fact that the warrant indenture contains certain contingent provisions that allow for cash settlement. The warrants forming part of the Units issued from the December 2017 and December 2013 public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from our functional currency. The derivative warrant liabilities are required to be measured at fair value at each reporting date with changes in fair value recognized in earnings. We use Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation

We have a stock-based compensation plan, which is described in note 17 of the financial statements. We account for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument. Expected volatility is estimated based on weighted average historic volatility. The expected life of the instrument is estimated based on historical experience and general holder behavior. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, we measure based on the fair value of services received, unless those are not reliably estimable, in which case we measure the fair value of the equity instruments granted. Compensation cost is measured when we obtain the goods or the counterparty renders the service.

Tax credits

Refundable tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

FINANCIAL INSTRUMENTS

Credit Risk

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations. We have credit risks relating to cash, cash equivalents and marketable securities, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents our credit exposure at the reporting date.

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

Furthermore, a portion of our cash and cash equivalents and marketable securities are denominated in US dollars, further exposing us to fluctuations in the value of the US dollar in relation to the Canadian dollar presented in Note 21 of the financial statements.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

Our exposure to interest rate risk as at March 31, 2019 and March 31, 2018 is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Marketable Securities	Short-term fixed interest rate
Unsecured convertible debentures	Short-term fixed interest rate

Our capacity to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market. Management believes the risk we will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term maturities and are generally held to maturity.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in Note 21 to the financial statements. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our operating budgets, and reviews material transactions outside the normal course of business.

Our contractual obligations related to financial instruments and other obligations and liquidity resources are presented in the liquidity and capital resources of this MD&A.

Future accounting changes:

The following new standards, and amendments to standards and interpretations, are not yet effective for the period ended March 31, 2019, and have not been applied in preparing these financial statements.

New standards and interpretations not yet adopted:

Leases – IFRS 16

IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16, a new standard that replaces IAS 17, Leases. IFRS 16 is a major revision of the way in which companies account for leases and will no longer permit off balance sheet leases. Adoption of IFRS 16 is mandatory and will be effective in our fiscal year beginning on April 1, 2019. We are assessing the impact of adoption of IFRS 16, and currently there is only one lease that will be impacted by this new standard and the impact is expected to be minimal.

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

Name, Province or State, as the case may be, and Country or Residence of each Director	Principal Occupation	First Year as Director	Number of Common Shares Beneficially Owned or Controlled or Directed by Each Director (1)
Roderick Carter California, United States Chairman of the Board	Principal Aquila Life Sciences LLC	2015	-
Jean-Marie (John) Canan Florida, United States	Corporate Director	2016	107,500
Jan D’Alvise California, United States	President and CEO of Acasti	2016	52,500
Donald Olds Quebec, Canada	President and CEO of NEOMED Institute	2018	38,000

______________________________

Notes:

(1) Based on information publicly available on SEDI.

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

Jan D’Alvise (also our President and CEO)

Ms. D’Alvise has extensive experience in diagnostics, medical devices, pharmaceuticals and drug discovery research tools. Until 2016, Ms. D’Alvise was the President and Chairman of Pediatric Bioscience. Before that, she was the CEO of Gish Biomedical, a cardiopulmonary medical device company. Prior to Gish, Ms. D’Alvise was the CEO of the Sidney Kimmel Cancer Center (SKCC), a drug discovery research institute. From 1995 until 1998, she was also the Co-Founder and Executive VP/COO of Metrika Inc., and in 1999 was the Co- Founder/President/CEO/Chairman of NuGEN, Inc. Ms. D’Alvise built both companies from technology concept through to successful regulatory approvals, product introduction and sustainable revenue growth. Prior to 1995, Ms. D’Alvise was a VP of Drug Development at Syntex/Roche and Business Unit Director of their Pain and Inflammation business, and also VP of Commercial Operations at SYVA, (Syntex’s clinical diagnostics division), and began her career with Diagnostic Products Corporation. Ms. D’Alvise has a B.S. in Biochemistry from Michigan Technological University. She has completed post- graduate work at the University of Michigan, Stanford University, and the Wharton Business Schools. Ms. D’Alvise has served on the board of numerous private companies and non-profits, and is an Entrepreneur-in-Residence for the von Liebig Institute for Entrepreneurship at the University of California, San Diego.

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

Donald Olds

Mr. Olds was until recently President and Chief Executive Officer of the NEOMED Institute, an R&D organization dedicated to advancing Canadian research discoveries to commercial success. Prior to NEOMED, he was the Chief Operating Officer of Telesta Therapeutics Inc., a TSX-listed biotechnology company, where he was responsible for finance and investor relations, manufacturing operations, business development, human resources and strategy. In 2016, he led the successful sale of Telesta to a larger public biotechnology company. Prior to Telesta, he was President and Chief Executive Officer of Presagia Corp., and Chief Financial Officer and Chief Operating Officer of Aegera Therapeutics, where he was responsible for clinical operations, business development, finance, and mergers and acquisitions. At both Telesta and Aegera, Mr. Olds was responsible for raising more than $100 million in equity financing and leading regional and global licensing transactions with life sciences companies. Mr. Olds is currently Director of Goodfood Market Corp, Oxfam Quebec and Director of Presagia Corp. He has extensive past corporate governance experience serving on the boards of private and public for-profit and not-for-profit organizations. He holds an MBA (Finance & Strategy) and M.Sc. (Renewable Resources) from McGill University.

The following are brief biographies of our senior managers, other than our President and Chief Financial Officer, Jan D’ Alvise, whose biography appears further above:

Dr. Pierre Lemieux – Chief Operating Officer and Chief Scientific Officer (COO and CSO)

Dr. Lemieux has been our Chief Operating Officer since April 12, 2010 and our Chief Scientific Officer since June 2018. Previously, Mr. Lemieux was CEO, Co-Founder and Chairman of BiolActis Inc. which he sold in 2009 to interests affiliated with the Nestlé multinational group. Mr. Lemieux joined Suprateck Pharma in 1999 as Director and Vice-President involved in the development of formulations for gene therapy on behalf of Rhone-Poulenc Rorer and Genzyme, which today are under the Sanofi banner. Prior to this, Mr. Lemieux was involved in the development of cardiovascular products at Angiotech Pharmaceuticals. Mr. Lemieux has a Ph.D. in biochemistry from Université Laval (Québec). He holds more than 16 patents and has authored over 50 publications. Mr. Lemieux’s research was conducted at Université Laval as well as at the anti-cancer center Paul Papin D’Angers (France) and the University of Nottingham (England). His research focused on ovarian cancer and its treatment with monoclonal antibodies used to target cancer drugs. After completing his graduate studies, Mr. Lemieux joined the Oncology division of the Center for Health Research, University of Texas (U.S.). He obtained a postdoctoral fellowship from the Susan G. Komen Foundation (Breast Cancer). Mr. Lemieux has served on the boards of BioQuébec, Montreal in vivo and PharmaBio Development.

Mr. Brian Groch – Chief Commercial Officer (CCO)

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

Jean-François Boily – Vice-President, Finance

Mr. Boily has been our Vice-President of Finance since September 24, 2018. Prior to joining Acasti, Mr. Boily served as a Director of Finance & Information Technology (IT) at Innovaderm Research Inc., a large North American contract research organization (CRO) specialized in dermatology. At Innovaderm Mr. Boily worked closely with the President and Chief Medical Officer and founder, where Mr. Boily was responsible for all aspects of Finance and IT. Mr. Boily undertook a major financial, IT and growth mandate where Mr. Boily increased revenues and profits over 25%. Prior to that, Mr. Boily was a Director of Finance at Teva Canada, a generic drug products manufacturer, where he oversaw manufacturing of generics, managing branded product launches and clinical R&D activities. At Teva, Mr. Boily worked closely with the CFO, where he had oversight of four production sites that generated more than four billion doses. Most recently, Mr. Boily worked as a consultant and Vice President of Finance and IT for a pharmaceutical start-up led by a US-based investor, where he helped raise seed capital in advance of a planned initial public offering in Canada and the US. Mr. Boily holds a BS in Accounting from HEC Montreal and is a Chartered Public Accountant (CPA).

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

Our governance & human resources, or GHR, committee has authority to retain the services of independent compensation consultants to advise its members on executive compensation and related matters, and to determine the fees and the terms and conditions of the engagement of those consultants. During our fiscal year ended March 31, 2019, the GHR committee retained compensation consulting services, including those led by The Sarkaria Group, to review our executive compensation programs, including base salary, short-term and long-term incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of peer groups of similar and larger size, as measured by market capitalization, biotechnology and pharmaceutical companies listed or headquartered in North America. All of the services provided by the consultants were provided to the GHR committee. The GHR committee assessed the independence of the consultants and concluded that its engagement of the consultants did not raise any conflict of interest with us or any of our directors or executive officers. As influenced by the consultants’ fiscal period 2019 executive compensation review, the board and GHR committee set the following executive compensation program.

Use of Fixed and Variable Pay Components

Compensation of our named executive officers (“NEOs”) is revised each year and has been structured to encourage and reward executive officers on the basis of short-term and long-term corporate performance. In the context of its analysis of compensation for our fiscal year ended March 31, 2019, the following components were examined by the GHR committee:

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

Ms. D’Alvise, our CEO, is eligible for up to a 50% bonus of her annual base salary. Dr. Lemieux, our COO, and Mr. Groch, our CCO, are each eligible for up to a 40% bonus of their annual base salary. Mr. Boily, our Vice-President, Finance, is eligible for up to a 30% bonus of his annual base salary.

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

Share Ownership Guidelines

To further align the interests of our executives with those of our other shareholders, the board has adopted share ownership guidelines. Under these guidelines, the CEO and other executives (i.e., CFO, COO, VPs) are required to retain and hold 50% of the shares acquired by them under any equity incentive award granted on or after June 7, 2017 (after subtracting shares sold to pay for option exercise costs, and relevant federal, state, and local taxes which are assumed to be at the highest marginal tax rates). In addition, the share retention rule applies unless the executive beneficially owns shares with a value at or in excess of the following share ownership guidelines:

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

Stock Option Plan

Our stock option plan was adopted by our board of directors on October 8, 2008 and has been amended from time to time, including most recently on April 15, 2019. The grant of options is part of the long-term incentive component of executive and director compensation and an essential part of compensation. Qualified directors, employees and consultants may participate in our stock option plan, which is designed to encourage option holders to link their interests with those of our shareholders, in order to promote an increase in shareholder value. Awards and the determination of any exercise price are made by our board of directors, after recommendation by the GHR committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. Any award grants a participant the right to purchase a certain number of common shares during a specified term in the future, after a vesting period and/or specific performance conditions, at an exercise price equal to at least 100% of the market price (as defined below) of our common shares on the grant date. The “market price” of common shares as of a particular date generally means the closing price per common share on the TSXV, or any other exchange on which the common shares are listed from time to time, for the last preceding date on which there was a sale of common shares on that exchange (subject to certain exceptions set forth in the stock option plan in the event that we are no longer traded on any stock exchange). Previous awards may sometimes be taken into account when new awards are considered.

In accordance with the stock option plan, all of an option holder’s options will immediately vest on the date of a Change of Control event (as defined in the stock option plan), subject to the terms of any employment agreement or other contractual arrangement between the option holder and us.

However, in no case will the grant of options under the plan, together with any proposed or previously existing security based compensation arrangement, result in (in each case, as determined on the grant date): the grant to any one consultant within any 12-month period, of options reserving for issuance a number of common shares exceeding in the aggregate 2% of our issued and outstanding common shares (on a non-diluted basis); or the grant to any one employee, director and/or consultant, which provides investor relations services, within any 12-month period, of options reserving for issuance a number of common shares exceeding in the aggregate 2% of our issued and outstanding common shares (on a non-diluted basis).

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

Options for common shares representing a fixed rate of 15% of our outstanding issued common shares as of April 9, 2019 may be granted by the board under the stock option plan. As at April 9, 2019, there were 11,719,910 common shares reserved for issuance under the stock option plan. As of the date of this annual report, there were 600,081 options outstanding under the stock option plan.

Equity Incentive Plan

On May 22, 2013, our equity incentive plan was adopted by the board in order to, among other things, provide us with a share- related mechanism to attract, retain and motivate qualified directors, employees and consultants. The adoption of the equity incentive plan was initially approved by shareholders at our 2013 Shareholders’ meeting held on June 27, 2013 and has been amended from time to time, including most recently on April 15, 2019.

Eligible persons may participate in the equity incentive plan. “eligible persons” under the equity incentive plan consist of any director, officer, employee or consultant (as defined in the equity incentive plan) of us or a subsidiary may participate in the equity incentive plan. A participant is an eligible person to whom an award has been granted under the equity incentive plan. The equity incentive plan provides us with the option to grant to eligible persons bonus shares, restricted shares, restricted share units, performance share units, deferred share units and other share-based awards.

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

Subject to the adjustment provisions provided for in the equity incentive plan and the applicable rules and regulations of all regulatory authorities to which we are subject (including any stock exchange), the total number of common shares reserved for issuance pursuant to awards granted under the equity incentive plan will be equal to a number that (A) if, and for so long as the common shares are listed on the TSXV, will not exceed the lower of (i) 1,953,318 common shares, and (ii) 15% of the issued and outstanding common shares as of April 9, 2019, representing 11,719,910 common shares, which includes common shares issuable pursuant to options issued under our stock option plan.

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

Compensation Paid to Named Executive Officers

The following table sets forth the compensation information for the NEOs during the fiscal year ended March 31, 2019, the fiscal year ended March 31, 2018 and the fiscal year ended March 31, 2017.

Name and Principal Position	Period ended	Salary ($)	Share- Based Awards ($)	Option-Based Awards ($)(1) (2)	Annual Incentive Plans ($)	All Other Compensation ($)	Total Compensation ($)
Jan D’Alvise(4) President and CEO	March 31, 2019	498,332	-	497,196	241,291(10)	-	1,236,819
	March 31, 2018	431,902	-	528,279	183,500(6)	-	1,143,681
	March 31, 2017	365,072	-	502,163	136,049(7)	-	1,003,284
Pierre Lemieux COO	March 31, 2019	261,018	-	200,533	99,298	-	560,849
	March 31, 2018	253,680	-	190,426	71,155	1,500(3)	516,761
	March 31, 2017	275,819	-	96,522	49,000	-	421,341
Brian Groch(8) CCO	March 31, 2019	295,681	-	164,589	88,864(11)	-	549,134
Jean-François Boily(9) VP Finance	March 31, 2019	103,821	-	111,693	30,638	-	246,152
Linda O’Keefe Former CFO(12)	March 31, 2019	269,762	-	-	-	-	269,762
	March 31, 2018	327,199	-	159,712	64,475(13)	-	551,386
	March 31, 2017	114,183	-	237,340	39,897(14)	109,414	500,834

______________________________

Notes:

(1)	The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of parameters, including share price, share exercise price, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of our control.
(2)	The fair value of the option-based awards granted on July 2, 2018 in the fiscal year ended March 31, 2019 is $0.5486.
(3)	The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary during the fiscal years ended March 31, 2019, March 31, 2018 and March 31, 2017.
(4)	Ms. D’Alvise was appointed our President and CEO on May 11, 2016 and began her functions on June 1, 2016. Her employment agreement provides for payments in U.S. dollars with an annual base salary of US$380,000. In fiscal 2019, Ms. D’Alvise earned an annual base salary of US$394,398.
(5)	US$142,303 converted as at March 31, 2018, based on a closing exchange rate of US$1.00 = $1.2895.
(6)	US$102,300, converted as at March 31, 2017, based on a closing exchange rate of US1.00= $1.3299.
(7)	US$50,000 converted as at March 31, 2018, based on a closing exchange rate of US$1.00 = $1.2895.
(8)	Mr. Groch was appointed our CCO on June 1, 2018. His employment agreement provides for payments in U.S. dollars with an annual base salary of US$280,000. In fiscal 2019, Mr. Groch earned an annual base salary of US$225,346.
(9)	Mr. Boily was appointed our VP Finance on September 24, 2018. His employment agreement provides for an annual base salary of $215,000.
(10)	US$180,566 converted as at March 31, 2019, based on a closing exchange rate of US$1.00 = $1.3363.
(11)	US$66,500 converted as at March 31, 2019, based on a closing exchange rate of US$1.00 = $1.3363.
(12)	Ms. O’Keefe resigned as CFO effective October 26, 2018.
(13)	US$50,000 converted as at March 31, 2018, based on a closing exchange rate of US$1.00 = $1.2895.
(14)	US$30,000 converted as at March 31, 2017, based on a closing exchange rate of US$1.00 = $1.3299.

Outstanding Share-Based and Option-Based Awards

The following tables provide information about the number and value of the outstanding option-based awards held by the NEOs as of March 31, 2019. There are no share-based awards outstanding as of the date of this annual report.

Name/Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)(2)
Jan D’Alvise
July 2, 2018	906,248	0.77	July 2, 2028	525,624
June 14, 2017	430,000	1.77	June 14, 2027	--
May 12, 2016	525,000	1.56	May 12, 2023	--
Pierre Lemieux
July 2, 2018	365,515	0.77	July 2, 2028	211,999
June 14, 2017	155,000	1.77	June 14, 2027	--
February 24, 2017	50,000	1.65	February 24, 2027	--
May 30, 2016	31,400	1.99	May 29, 2023	--
June 1, 2015	16,900	4.50	June 1, 2022	--
October 20, 2014	7,500	6.50	October 19, 2019	--
Brian Groch
July 2, 2018	300,000	0.77	July 2, 2028	174,000
Jean-François Boily
September 21, 2018	200,000	0.78	September 21, 2028	114,000

______________________________

Notes:

(1)	Option-based awards were consolidated following our share consolidation. The exercise price was increased proportionally to reflect the consolidation.
(2)	Calculation is based on a trading price of $1.35 of our common shares on the TSXV, as at closing on March 29, 2019.

The following table sets out the value of share-based, option-based, and warrant-based awards held by the NEOs that vested during the fiscal year ended March 31, 2019:

Name	Share-Based Awards ($)	Option-Based Awards ($)
Jan D’Alvise	--	439,821
Jean-François Boily	--	18,250
Pierre Lemieux	--	150,624
Brian Groch	--	40,635

Compensation of Directors

Our directors’ compensation consists of an annual fixed compensation of US$60,000 for the chairman of the board and US$30,000 for the other non-executive board members. In addition, the chairperson of the audit committee and the chairperson of the governance and human resources committee receive additional compensation of US$15,000 and US$10,000, respectively, while members of the audit committee and the governance and human resources committee receive additional compensation of US$7,500 and US$5,000, respectively. The directors are also entitled to be reimbursed for travelling and other reasonable expenses properly incurred by them in attending meetings of the board or any committee or in otherwise serving us, in accordance with our policy on travel and expenses.

Following their first election to our board of directors, non-executive directors are eligible to receive an initial equity grant of up to 150% of their annual cash retainer worth of stock options vesting annually in equal installments over an 18-month period, subject to the other terms and conditions set forth under the heading “Stock Option Plan”. In addition to their initial grant, non-executive directors are eligible to receive an annual equity-based award equal to 100% of their total annual cash retainer vesting quarterly in equal installments over an 18-month period. These awards will be granted at the same time that we are performing our annual performance review for our employees, subject to availability of common shares and subject to the terms and conditions described under the headings “Stock Purchase Plan” and “Equity Incentive Plan”. The level of these awards will be consistent with equivalent awards in comparable companies obtained from the benchmark exercise and in accordance with the recommendations obtained from our independent compensation consultant. The total compensation for our non-executive directors during fiscal year ended March 31, 2019 was as follows:

Name	Fiscal Year Ended March 31	Fees Earned ($)	Option-Based Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Roderick N. Carter	2019	85,291 (4)	80,377	--	165,668
Jean-Marie (John) Canan	2019	58,778 (5)	60,283	--	119,061
Donald Olds	2019	36,657 (6)	50,000	--	86,657

______________________________

Notes:

(1)	The fair value of the awards is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of parameters, including share price, share exercise price, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of our control.
(2)	For the fiscal year ended on March 31, 2019, the fair market value of the July 2, 2018 option-based awards is based on a fair value of $ 0.51 per option granted.
(3)	The directors do not receive pension benefits or other non-equity based annual compensation.
(4)	Dr. Carter earned a director compensation of US$65,000.
(5)	Mr. Canan earned a director compensation of US$45,000.
(6)	Mr. Olds was appointed as a director on April 27, 2018 and earned a director compensation of US$27,885.

The following table provides information about the number and value of the outstanding share-based and option-based awards held by non-executive directors. There were no share-based awards outstanding as of the date of this annual report.

Name/Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)(2)
Roderick N. Carter
July 2, 2018	80,377	0.77	July 2, 2028	46,619
June 14, 2017	51,000	1.77	June 14, 2027	--
May 30, 2016	200,000	1.99	May 29, 2023	--
August 19, 2015	10,000	4.80	August 19, 2022	--
Jean-Marie (John) Canan
July 2, 2018	60,283	0.77	July 2, 2028	34,964
June 14, 2017	29,000	1.77	June 14, 2027	--
February 24, 2017	50,000	1.65	February 24, 2027	--
Donald Olds
July 2, 2018	50,000	0.77	July 2, 2028	29,000

______________________________

Notes:

(1)	Option-based awards were consolidated following our share consolidation. The exercise price was increased proportionally to reflect the consolidation.
(2)	Calculation is based on a trading price of $1.35 for our common shares on the TSXV, as at closing on March 29, 2019.

C.	Board Practices

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

During the fiscal year ended March 31, 2019, the board of directors held 14 meetings. All directors were in attendance for each regularly scheduled quarterly and annual meeting of the Board.

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

In addition, under the Civil Code of Québec, to which we are subject as a legal person incorporated under the Business Corporations Act (Québec) (L.R.Q., c. S-31), a director must immediately disclose to the board any situation that may place him or her in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the board of directors. The director abstains, except if required, from the discussion and voting on the question. In addition, it is our policy that an interested director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

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

The audit committee has direct communication channels with our management performing financial functions and our external auditor to discuss and review such issues as the audit committee may deem appropriate. As of March 31, 2019, the audit committee was composed of Mr. Canan, as chairperson, Dr. Carter and Mr. Olds. Each of Mr. Canan, Dr. Carter and Mr. Olds is “financially literate” and “independent” within the meaning of NI 52-110 and the Exchange Act. As of the date of this annual report, the composition of the audit committee remains the same as at March 31, 2019.

Compensation Governance

Compensation of our executive officers and directors is recommended to the board of directors by the GHR committee. In its review process, the GHR committee relies on input from management on the assessment of executives and corporate performance. During the fiscal year ended March 31, 2019, the GHR committee was composed of the following members, each of whom is independent: Dr. Carter, Mr. Canan and Mr. Olds. The GHR committee establishes management compensation policies and oversees their general implementation. All members of the GHR committee have direct experience which is relevant to their responsibilities as GHR committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in our sector provides them with the understanding of our success factors and risks, which is very important when determining metrics for measuring success.

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

Our management consists of professionals experienced in business development, finance and science. Our research team includes scientists with expertise in pharmaceutical development, chemistry, manufacturing and controls, nonclinical and clinical studies, pharmacology, regulatory affairs, quality assurance/quality control, intellectual property and strategic alliances. As of March 31, 2019, we had 28 full-time employees. We generally require all of our employees to enter into an invention assignment, non-disclosure and non-compete agreement. We rely, in part on the administrative and other staff of Neptune and also rely on consultants from time to time. Our employees are not covered by any collective bargaining agreement or represented by a trade union. We consider our relations with our employees to be good and our operations have never been interrupted as the result of a labor dispute.

E.	Share Ownership

The following table shows the total number of common shares beneficially owned by each of our directors and executive officers and the percentage of the total issued and outstanding common shares that such holdings represent.

	Common shares beneficially owned	Percentage of total issued and outstanding common shares
Name	as of March 31, 2019	as of March 31, 2019(1)
Roderick N. Carter	-	-
Jean-Marie (John) Canan	107,500	*
Donald Olds	38,000	*
Jan D’Alvise	52,500	*
Pierre Lemieux	7,000	*
Brian Groch	-	-
Jean-François Boily	-	-

(1)	Based on 78,132,734 common shares outstanding as of the date of this annual report.
*	Less than 1%.

See “Item 6.B. Compensation” above for information regarding the share-based, option-based, call-option-based, and warrant- based awards held by our directors and executive officers and for a description of our stock option plan and equity incentive plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the best of our knowledge, there are no beneficial owners of 5% or more of any class of our voting securities other than Mr. George W. Haywood, who, according to a beneficial ownership report on Schedule 13G/A filed by Mr. Haywood with the U.S. Securities and Exchange Commission (the “Commission”) on February 13, 2019, beneficially owns 7,396,906 of our common shares, representing approximately 9.2% of our issued and outstanding common shares.

All common shares are common shares with the same voting rights. Based on the most recent information received from our registrar and transfer agent, Computershare Investor Services Inc., as of the date of this annual report, there are approximately 9 registered holders (including The Depository Trust Company) of our common shares resident in the United States (approximately 37.5% of all registered holders).

B.	Related Party Transactions

Please see the section entitled “—Related Party Transactions” in “Item 5. Operating and Financial Review and Prospects”.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Statements

A.	Financial Statements and Other Financial Information

Financial Statements

See “Item 17. Financial Statements” for our audited financial statements.

Legal Proceedings

Due to the fact that a portion of our intellectual property rights are licensed to us by Neptune/Aker, we rely on Neptune/Aker to protect a certain of the intellectual property rights that we use under our license agreement with Neptune/Aker. Neptune/Aker are engaged in a number of legal actions related to their intellectual property.

On May 10, 2019 the we announced the settlement regarding legal claims made by our former chief executive officer (“CEO”) with respect to the termination of his employment. Pursuant to the settlement agreement, Acasti agreed to issue 900,000 common shares to the former CEO and also agreed to reimburse the former CEO for nominal legal fees. Furthermore, pursuant to the settlement agreement, the Acasti received a full and final release from the former CEO on all proceedings in connection with the termination of his employment.

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

Not applicable except for Item 9.A.4 and Item 9.C.

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

Rights, Preferences and Restrictions Attaching to Each Class of Shares

Our authorized capital consists of an unlimited number of no par value common shares and an unlimited number of no par value Class B, Class C, Class D and Class E preferred shares (collectively, the preferred shares), issuable in one or more series. As of March 31, 2019, there were:

(i)	a total of 78,132,734 common shares issued and outstanding and no preferred shares issued and outstanding,
(ii)	4,046,677 options to purchase common shares issued and outstanding, at a weighted average exercise price of $1.25 per common share,
(iii)	$2,000,000 aggregate principal amount of unsecured convertible debentures, maturing on February 21, 2020, issued in our February 2017 private placement and contingent warrants to acquire 1,052,630 common shares (the debentures are convertible into up to 1,052,630 common shares at any time by the holders at a fixed price of $1.90 per common share, except if we pay before the maturity all or any portion of the convertible debentures, in which case the applicable pro rata share of the contingent warrants will be exercisable for the remaining term of the convertible debentures at a fixed price of $1.90 per common share),
(iv)	warrants issued in connection with our February 2017 public offering to purchase up to 1,904,034 common shares at an exercise price of $2.15 per common share,
(v)	broker warrants issued in connection with our December 2017 public offering to purchase up to 495,050 common shares at an exercise price of US$1.26 per common share,
(vi)	warrants issued in connection with our December 2017 public offering to purchase up to 9,801,861 common shares at an exercise price of US$1.26 per common share.
(vii)	warrants issued in connection with our May 2018 public offering to purchase up to 10,188,100 common shares at an exercise price of $1.31 per common share.
(viii)	broker warrants issued in connection with our May 2018 public offering to purchase up to 547,975 common shares at an exercise price of $1.05 per common share

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

For the two years preceding this annual report, we have not entered into any material contracts, other than contracts entered into in the ordinary course of our business and other than the warrant agency agreement relating to the warrants that we issued in connection with our public offering of units in December 2017 and the indenture relating to the warrants that we issued in connection with our public offering of units in May 2018.

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

The following is a summary of certain U.S. federal income tax considerations arising from and relating to the acquisition, ownership, and disposition of our common shares to a U.S. Holder (as defined below) as capital assets.

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

Scope of this Disclosure

Authorities

This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder (whether final, temporary or proposed), published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the Canada-U.S. Tax Treaty), in each case, as in effect as of the date of this report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Unless otherwise discussed, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, integrated transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired common shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders that beneficially own (directly, indirectly or by attribution) 10% or more of our equity securities (by vote or value); and (j) U.S. expatriates. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of the common shares.

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

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. estate and gift, alternative minimum, state, local or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. estate and gift, alternative minimum, state, local and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of our common shares.

U.S. Federal Income Tax Considerations of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder that receives a distribution, including a constructive distribution or a taxable stock distribution, with respect to the common shares generally will be required to include the amount of that distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits” (as computed for U.S. federal income tax purposes). To the extent that a distribution exceeds our current and accumulated “earnings and profits”, the excess amount will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the common shares with respect to which the distribution is made (resulting in a corresponding reduction in the tax basis of those common shares) and, (b) thereafter, as gain from the sale or exchange of those common shares (see the more detailed discussion at “—Disposition of Common Shares” below). We do not intend to calculate our current or accumulated earnings and profits for U.S. federal income tax purposes and, therefore, will not be able to provide U.S. Holders with that information. U.S. Holders should therefore assume that any distribution by us with respect to our common shares will constitute a dividend. However, U.S. Holders should consult their own tax advisors regarding whether distributions from us should be treated as dividends for U.S. federal income tax purposes. Dividends paid on our common shares generally will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from U.S. corporations.

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

For purposes of the rules described in the preceding paragraph, we generally will be a “qualified foreign corporation”, or a QFC, if (a) we are eligible for the benefits of the Canada-U.S. Tax Treaty, or (b) our common shares are readily tradable on an established securities market in the United States, within the meaning provided in the Code. However, even if we satisfy one or more of the requirements, we will not be treated as a QFC if we are classified as a PFIC (as discussed below) for the taxable year during which we pay the applicable dividend or for the preceding taxable year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of those rules to them in their particular circumstances. Even if we satisfy one or more of the requirements, as noted below, there can be no assurance that we will not be a PFIC in the current taxable year, or become a PFIC in the future. Thus, there can be no assurance that we will qualify as a QFC.

Disposition of Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares (that is treated as a sale or exchange for U.S. federal income tax purposes) equal to the difference, if any, between (a) the U.S. dollar value of the amount realized on the date of the sale or disposition and (b) the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year. Each U.S. Holder should consult its own tax advisor as to the tax treatment of dispositions of common shares in exchange for Canadian dollars.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations.

Passive Foreign Investment Company Rules

If we are or become a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.

Passive Foreign Investment Company Status.

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

Passive income generally includes the following types of income:

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

As described above, PFIC status of a non-U.S. corporation for a taxable year depends on the relative values of certain categories of assets and the relative amount of certain kinds of income. Therefore, our status as a PFIC for any given taxable year depends upon the financial results for such year and upon relative valuations, which are subject to change and beyond our ability to predict or control. Based on our most recent financial statements and projections and given uncertainty regarding the composition of our future income and assets, there is a significant risk that we may have been classified as a PFIC for the 2019 taxable year and may be classified as a PFIC for our current taxable year and possibly subsequent years. However, PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules (which are subject to differing interpretations), generally cannot be determined until the close of the taxable year in question and is determined annually. Accordingly, there can be no assurance that we will not be a PFIC in our current taxable year or subsequent years. The PFIC rules are complex, and each U.S. Holder should consult its tax advisor regarding the application of the PFIC rules to us.

Default PFIC Rules Under Section 1291 of the Code.

Generally, if we are or have been treated as a PFIC for any taxable year during a U.S. Holder’s holding period of common shares, subject to the special rules described below applicable to a U.S. Holder who makes a Mark-to-Market Election or a QEF Election (each as defined below), any “excess distribution” with respect to the common shares would be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the excess distribution and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in that taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Distributions made in respect of common shares during a taxable year will be excess distributions to the extent they exceed 125% of the average of the annual distributions on common shares received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter. In addition, dividends generally will not be qualified dividend income if we are a PFIC in the taxable year of payment or the preceding year.

Generally, if we are treated as a PFIC for any taxable year during which a U.S. Holder owns common shares, any gain on the disposition of the common shares would be treated as an excess distribution and would be allocated ratably over the U.S. Holder’s holding period and subject to taxation in the same manner as described in the preceding paragraph, and would not be eligible for the preferential long-term capital gains rate.

Certain elections (including the Mark-to-Market Election and the QEF Election, as defined and discussed below) may sometimes be used to mitigate the adverse impact of the PFIC rules on U.S. Holders, but these elections may accelerate the recognition of taxable income and have other adverse results.

Each current or prospective U.S. Holder should consult its own tax advisor regarding potential status of us as a PFIC, the possible effect of the PFIC rules to such holder in their particular circumstances, information reporting required if we were treated as a PFIC and the availability of any election that may be available to the holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

QEF Election.

A U.S. Holder of common shares in a PFIC generally would not be subject to the PFIC rules discussed above if the U.S. Holder had made a timely and effective election (a “QEF Election”) to treat us as a “qualified electing fund” (a “QEF”). Instead, such U.S. Holder would be subject to U.S. federal income tax on its pro rata share of our (i) net capital gain, which would be taxed as long-term capital gain to such U.S. Holder, and (ii) ordinary earnings, which would be taxed as ordinary income to such U.S. Holder, in each case regardless of whether such amounts are actually distributed to such U.S. Holder. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by such U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, for U.S. federal income tax purposes, a U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of the common shares.

A QEF Election will be treated as “timely” if such QEF Election is made for the first taxable year in the U.S. Holder’s holding period for the common shares in which we are a PFIC. A U.S. Holder may make a timely QEF election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. If a U.S. Holder makes a QEF Election after the first taxable year in the U.S. Holder’s holding period for the common shares in which we are a PFIC, then, in addition to filing the QEF Election documents, a U.S. Holder may elect to recognize gain (which will be taxed under the rules discussed under “—Default PFIC Rules Under Section 1291 of the Code”) as if the common shares were sold on the qualification date. The “qualification date” is the first day of the first taxable year in which we are a QEF with respect to such U.S. Holder. The election to recognize such gain can only be made if such U.S. Holder’s holding period for the common shares includes the qualification date. By electing to recognize such gain, such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, it is possible that a U.S. Holder might make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner. If a U.S. Holder fails to make a QEF Election for the first taxable year in the U.S. Holder’s holding period for the common shares in which we are a PFIC and does not elect to recognize gain as if the common shares were sold on the qualification date, such holder will not be treated as having made a “timely” QEF election and will continue to be subject to the special adverse taxation rules discussed above under “—Default PFIC Rules Under Section 1291 of the Code”.

A QEF Election will apply to the taxable year for which such QEF election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the rules described above during any such subsequent taxable year in which we qualify as a PFIC.

A U.S. Holder cannot make and maintain a valid QEF Election unless we provide certain U.S. tax information necessary to make such an election. On an annual basis, we intend to use commercially reasonable efforts to make available to U.S. Holders, upon their written request (a) timely information as to our status as a PFIC, and (b) for each year in which we are a PFIC, information and documentation that a U.S. Holder making a QEF Election with respect to us is required to obtain for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to us.

Mark-to-Market Election.

A U.S. Holder of common shares in a PFIC would not be subject to the PFIC rules discussed above under “—Default PFIC Rules Under Section 1291 of the Code” if the U.S. Holder had made a timely and effective election to mark the PFIC common shares to market (a “Mark-to-Market Election”).

A U.S. Holder may make a Mark-to-Market Election with respect to the common shares only if such shares are marketable stock. Such shares generally will be “marketable stock” if they are regularly traded on a “qualified exchange,” which is defined as (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Exchange Act of 1934, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance, and other requirements, and the laws of the country in which such non-U.S. exchange is located, together with the rules of such non-U.S. exchange, ensure that such requirements are actually enforced and (ii) the rules of such non-U.S. exchange ensure active trading of listed stocks. Our common shares will generally be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of common shares is traded on a qualified exchange for at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor with respect to the availability of a Mark-to-Market Election with respect to the common shares.

In general, a U.S. Holder that makes a timely Mark-to-Market Election with respect to the common shares will include in ordinary income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares over (ii) the fair market value of such shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years. If a U.S. Holder makes a Mark-to-Market Election after the first taxable year in which we are a PFIC and such U.S. Holder has not made a timely QEF Election with respect to us, the PFIC rules described above under “—Default PFIC Rules Under Section 1291 of the Code” will apply to certain dispositions of, and distributions on, the common shares, and the U.S. Holder’s mark-to-market income for the year of the election. If we were to cease being a PFIC, a U.S. Holder that marked its common shares to market would not include mark-to-market gain or loss with respect to its common shares for any taxable year that we were not a PFIC.

A U.S. Holder that makes a Mark-to-Market Election generally will also adjust such U.S. Holder’s tax basis in his common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of the common shares subject to a Mark-to-Market Election, any gain or loss on such disposition will be ordinary income or loss (to the extent that such loss does not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years). A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election with respect to the common shares.

Reporting. If we were to be treated as a PFIC in any taxable year, a U.S. Holder will generally be required to file an annual report with the IRS containing such information as the U.S. Treasury Department may require.

Each U.S. Holder should consult its own tax advisor regarding our potential status as a PFIC, the possible effect of the PFIC rules to such holder and information reporting required if we were a PFIC, as well as the availability of any election that may be available to the holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

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

Foreign Tax Credit

Subject to certain limitations, a U.S. Holder who pays (whether directly or through withholding) Canadian or other non-U.S. income tax with respect to the common shares may be entitled, at the election of the U.S. Holder, to receive either a deduction or a credit for Canadian or other non-U.S. income tax paid. Dividends paid on common shares generally will constitute income from sources outside the United States. The foreign tax credit rules (including the limitations with respect thereto) are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules, having regard to such holder’s particular circumstances.

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

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. Our SEC filings are available at the SEC’s website at www.sec.gov. In addition, we are required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Requests for such documents should be directed to our Corporate Secretary.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosure about Market Risk

Information relating to quantitative and qualitative disclosures about market risks is detailed in “Item 5. Operating and Financial Review and Prospects”, as well as in Note 21 to our audited financial statements contained in “Item 17. Financial Statements”.

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

As of the end of the period covered by this annual report, our management, with the participation of our CEO and Vice President Finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15 (e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of March 31, 2019, our existing disclosure controls and procedures were effective. It should be noted that while the CEO and Vice President Finance believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Controls over Financial Reporting

Our management, with the participation of our CEO and Vice President Finance, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of March 31, 2019. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of March 31, 2019, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

No changes were made to our internal controls over financial reporting that occurred during the quarter and fiscal year ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

We are a non-accelerated filer under the Exchange Act and not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. Therefore, this annual report does not include an attestation report of our registered public accounting firm regarding our management’s assessment of internal control over financial reporting.

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

“Audit fees” consist of fees for professional services for the audit of our annual financial statements, interim reviews and limited procedures on interim financial statements, securities filings and consultations on accounting or disclosure issues. KPMG LLP, our external auditors, billed $403,500 for audit fees for the fiscal year ended March 31, 2019 and $349,100 for audit fees for the fiscal year ended March 31, 2018.

Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under “Audit Fees” above. KPMG LLP billed $53,000 for the fiscal year ended March 31, 2019 and $8,440 for the fiscal year ended March 31, 2018. Audit-related fees include French translation services.

Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP billed $28,100 for tax fees for fiscal year ended March 31, 2019 and $57,100 for tax fees for fiscal year ended March 31, 2018. Tax fees include, but are not limited to, preparation of tax returns.

All Other Fees

“Other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP billed no fees under this category for the fiscal years ended March 31, 2019 and March 31, 2018.

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

A description of the significant ways in which our governance practices currently differ from those followed by domestic companies pursuant to the Rule 5600 series is set out below:

•	we do not follow NASDAQ Marketplace Rule 5620(c), but instead follow our home country practice. The NASDAQ minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding shares of common voting stock. Our quorum requirement, as set forth in our by-laws, is that a quorum for a meeting of our holders of common shares is the attendance, in person or by proxy, of the shareholders representing 10% of our common shares. The foregoing is consistent with the laws, customs and practices in Québec, Canada, and the rules and policies of the TSX-V; and

•	we do not follow NASDAQ Stock Market Rule 5635(d), but instead follow our home country practice. NASDAQ Stock Market Rule 5635(d) requires each issuer to obtain shareholder approval for the issuance of securities in connection with a transaction other than a public offering involving certain issuances of common shares in amounts equaling 20% or more of such issuer’s common shares then outstanding. We do not follow this NASDAQ Stock Market Rule and instead comply with the applicable requirements of the TSX-V. The TSX-V requires shareholder approval for any issuance of securities if following such issuance, we would have a new “control person” (i.e. any individual or entity holding greater than 20% of our voting rights).

Item 16H.	Mining Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The financial statements of Acasti Pharma Inc. are located at the end of this annual report, beginning on page F-1.

Item 18.	Financial Statements

See Item 17.

Item 19.	Exhibits

EXHIBITS INDEX

Exhibit Number	Description of Document
1.1	Articles of Incorporation (incorporated by reference to Exhibit 4.1 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)
1.2	Amended and Restated General By-Law (incorporated by reference to Exhibit 99.1 from Form 6-K (File No. 001-35776) filed with the Commission on February 21, 2017)
1.3	Advance Notice bylaw No. 2013-1 (incorporated by reference to Exhibit 4.3 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)
2.1	Specimen Certificate for Common Shares of Acasti Pharma Inc. (incorporated by reference to Exhibit 2.1 from Form 20-F (File No. 001-35776) filed with the Commission on June 6, 2014)
2.2	Warrant Indenture dated December 3, 2013 between Acasti Pharma Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.1 from Form 6-K (File No. 001-35776) filed with the Commission on December 3, 2013)
2.3	Warrant Indenture dated February 21, 2017 between Acasti Pharma Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 2.3 from Form 20-F (File No. 001-35776) filed with the Commission on June 27, 2017)
2.4	Warrant Agency Agreement dated December 27, 2017 between Acasti Pharma Inc. and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company N.A. (incorporated by reference to Exhibit 2.4 from Form 20-F (File No. 001-35776) filed with the Commission on June 29, 2018)
2.5	Amended and Restated Warrant Indenture dated May 10, 2018 between Acasti Pharma Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 2.5 from Form 20-F (File No. 001-35776) filed with the Commission on June 29, 2018)
4.1	Prepayment Agreement, dated December 4, 2012, between Neptune Technologies & Bioressources Inc. and Acasti Pharma Inc. (incorporated by reference to Exhibit 99.1 from Form 6-K (File No. 001-35776) filed with the Commission on October 29, 2013)
4.2	Equity Incentive Plan, as amended June 8, 2017 (incorporated by reference to Exhibit 4.2 from Form 20-F (File No. 001-35776) filed with the Commission on June 27, 2017)
4.3	Stock Option Plan, as amended June 8, 2017 (incorporated by reference to Exhibit 4.3 from Form 20-F (File No. 001-35776) filed with the Commission on June 27, 2017)
4.4	Employment Agreement with Jan D’Alvise, dated May 11, 2016 (incorporated by reference to Exhibit 10.6 from Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017)
4.5	Employment Agreement with Pierre Lemieux, dated September 26, 2017 (incorporated by reference to Exhibit 10.7 from Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017)
4.6*	Employment Agreement with Brian Groch, dated May 31, 2018
4.7*	Employment Agreement with Jean-François Boily, dated September 24, 2018
11.1	Code of Business Conduct and Ethics for Directors, Officers and Employees (incorporated by reference to Exhibit 99.4 from Form 40-F (File No. 001-35776) filed with the Commission on May 30, 2013)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP
15.2*	Consent of Destum Partners, Inc.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Annual Report and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ACASTI PHARMA INC.

By:	/s/ Jan D’Alvise
Name:	Jan D’Alvise
Title:	Principal Executive Officer

Date: June 26, 2019

Financial Statements of

Acasti pharma inc.

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Acasti Pharma Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Acasti Pharma, Inc. (the Company) as of March 31, 2019 and 2018, the related statements of earnings and comprehensive loss, changes in equity, and cash flows for the years ended March 31, 2019 and 2018 and the thirteen-month period ended March 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and its financial performance and its cash flows for the years ended March 31, 2019 and 2018 and the thirteen-month period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion on the financial statements, we draw attention to Note 2 (c) to the financial statements, which indicates that the Company has incurred operating losses and negative cash flows from operations since inception, and additional funds will be needed in the future for activities necessary to prepare for commercial launch. These events or conditions, along with other matters as set forth in Note 2 (c), indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.
F-2

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

Montreal, Canada

June 26, 2019

*CPA auditor, CA, public accountancy permit No. A122596

Acasti pharma inc.

Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

Financial Statements

F-4

Acasti Pharma inc.

Statements of Financial Position

As at March 31, 2019 and March 31, 2018

		March 31, 2019	March 31, 2018

(thousands of Canadian dollars)	Notes	$	$
Assets

Current assets:
Cash and cash equivalents	24	22,521	8,223
Marketable securities	5	11,865	–
Receivables	4	1,586	759
Other Assets	6	65	104
Deferred financing costs	14(b)	179	–
Prepaid expenses		1,115	406
Total current assets		37,331	9,492

Marketable securities	5	27	26
Other Asset	6	557	555
Equipment	9	2,813	2,821
Intangible assets	10	7,743	10,065

Total assets		48,471	22,959

Liabilities and Equity

Current liabilities:
Trade and other payables	11	16,429	6,697
Unsecured convertible debentures	13	1,817	–
Total current liabilities		18,246	6,697

Derivative warrant liabilities	12, 14(d)( e)	16,263	6,426
Unsecured convertible debentures	13	–	1,612
Total liabilities		34,509	14,735

Equity:
Share capital	14	129,318	73,338
Other equity	14	309	309
Contributed surplus		8,280	6,956
Deficit		(123,945)	(72,379)
Total equity		13,962	8,224

Commitments and contingencies	22

Total liabilities and equity		48,471	22,959

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Dr. Roderick Carter	/s/ Jean-Marie Canan
Roderick Carter	Jean-Marie Canan
Chair of the Board	Director

Acasti Pharma inc.

Statements of Earnings and Comprehensive Loss

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

				Thirteen- months ended	Month ended	Twelve- months ended
		March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017
					(Unaudited)	(Unaudited)
(thousands of Canadian dollars, except per share data)	Notes	$	$	$	$	$

Research and development expenses, net of government assistance	8	(38,366)	(15,669)	(7,653)	(426)	(7,227)
General and administrative expenses		(6,649)	(4,027)	(3,557)	(292)	(3,265)
Loss from operating activities		(45,015)	(19,696)	(11,210)	(718)	(10,492)

Financial expenses	12, 14 (d)(e), 16	(6,551)	(1,808)	(166)	(51)	(115)

Net loss and comprehensive loss before income tax		(51,566)	(21,504)	(11,376)	(769)	(10,607)
Deferred income tax recovery		–	–	129	–	129
Net loss and total comprehensive loss		(51,566)	(21,504)	(11,247)	(769)	(10,478)

Basic and diluted loss per share	18	(0.95)	(1.23)	(1.01)	(0.05)	(0.97)

Weighted average number of shares outstanding		54,290,295	17,486,515	11,094,512	14,702,556	10,788,075

See accompanying notes to financial statements

Acasti Pharma inc.

Statements of Changes in Equity

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

		Share capital		Other	Contributed
		Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)	Notes		$	$	$	$	$

Balance, March 31, 2018		25,638,215	73,338	309	6,956	(72,379)	8,224

Net loss and total comprehensive loss for the period		—	—	—	—	(51,566)	(51,566)
		25,638,215	73,338	309	6,956	(123,945)	(43,342)
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Public offering	14(c)(d)	51,612,000	54,124	—	283	—	54,407
Warrants exercised		772,474	1,733	—	—	—	1,733
Share-based payment transactions	17	4,167	3	—	1,041	—	1,044
Issuance of shares for payment of interest on convertible debentures	14(g)	105,878	120	—	–	—	120
Total contributions by and distributions to equity holders		52,494,519	55,980	—	1,324	—	57,304
Balance at March 31, 2019		78,132,734	129,318	309	8,280	(123,945)	13,962

		Share capital		Other	Contributed
		Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)	Notes		$	$	$	$	$

Balance, March 31, 2017		14,702,556	66,576	309	5,693	(50,875)	21,703

Net loss and total comprehensive loss for the period		—	—	—	—	(21,504)	(21,504)
		14,702,556	66,576	309	5,693	(72,379)	199
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Public offering	14(e)	10,667,169	6,169	—	406	—	6,575
Warrants exercised		178,721	456	—	(72)	—	384
Share-based payment transactions	17	—	—	—	929	—	929
Issuance of shares for payment of interest on convertible debentures	14(g)	89,769	137	—		—	137
Total contributions by and distributions to equity holders		10,935,659	6,762	—	1,263	—	8,025
Balance at March 31, 2018		25,638,215	73,338	309	6,956	(72,379)	8,224

See accompanying notes to financial statements.

Acasti pharma INC.

Statements of Changes in Equity, Continued

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

		Share capital		Other	Contributed
		Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)	Notes		$	$	$	$	$

Balance, February 29, 2016		10,712,038	61,973	–	4,875	(39,628)	27,220

Net loss and total comprehensive loss for the twelve-month period (unaudited)		—	—	—	—	(10,478)	(10,478)
Net loss and total comprehensive loss for the one-month period (unaudited)		—	—	—	—	(769)	(769)
Net loss and total comprehensive loss for the thirteen-month Period		—	—	—	—	(11,247)	(11,247)
		10,712,038	61,973	—	4,875	(50,875)	15,973
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Public offering	14(f)	3,930,518	4,509	–	144	—	4,653
Issue of unsecured convertible debentures, net of deferred income tax expense of $129	13, 20	—	—	309	—	—	309
Equity settled non-employee share-based payment		60,000	94	—	—	—	94
Share-based payment transactions for the twelve-month period (unaudited)	17	—	—	—	588	—	588
Share-based payment transactions for the one-month period (unaudited)	17	—	—	—	86	—	86
Share-based payment transactions for the thirteen-month period	17	—	—	—	674	—	674
Total contributions by and distributions to equity holders for the twelve-month period (unaudited)		3,990,518	4,603	309	732	—	5,644
Total contributions by and distributions to equity holders for the one-month period (unaudited)		—	—	—	86	—	86
Total contributions by and distributions to equity holders for the thirteen-month period		3,990,518	4,603	309	818	—	5,730
Balance at February 28, 2017 (unaudited)		14,702,556	66,576	309	5,607	(50,106)	22,386
Balance at March 31, 2017		14,702,556	66,576	309	5,693	(50,875)	21,703

See accompanying notes to financial statements.

acasti pharma INC.

Statements of Cash Flows

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

				Thirteen- months ended	Month ended	Twelve- months ended
	Notes	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)
(thousands of Canadian dollars)		$	$	$	$	$
Cash flows used in operating activities:		(51,566)	(21,504)	(11,247)	(769)	(10,478)
Net loss for the period
Adjustments:
Amortization of intangible assets	10	2,322	2,323	2,517	194	2,323
Depreciation of equipment	9	505	349	221	32	189
Stock-based compensation	17	1,041	929	674	86	588
Net financial expenses	16	6,551	1,808	166	51	115
Realized foreign exchange gain (loss)		581	(7)	48	(12)	60
Deferred income tax recovery		-	-	(129)	-	(129)
Total adjustments		(40,566)	(16,102)	(7,750)	(418)	(7,332)
Changes in working capital items	19	8,090	3,583	792	(328)	1,120
Net cash used in operating activities		(32,476)	(12,519)	(6,958)	(746)	(6,212)
Cash flows from (used in) investing activities:
Interest received		384	70	150	4	146
Acquisition of equipment	9, 19	(700)	(455)	(2,527)	(24)	(2,503)
Acquisition of short-term investments		-	-	(12,765)	-	(12,765)
Acquisition of marketable securities		(23,753)	(26)	-	-	-
Maturity of short-term investments		-	-	22,030	-	22,030
Maturity of marketable securities		11,933
Net cash (used in) investing activities		(12,136)	(411)	6,888	(20)	6,908
Cash flows from (used in) financing activities:
Net proceeds from public offering	14(c)(d)(e)(f)	57,892	11,065	5,010	(34)	5,044
Net proceeds from private placement	13, 14(f)	-	(40)	1,872	(10)	1,882
Proceeds from exercise of warrants		1,011	384	-	-	-
Share based payment		3	-	-	-	-
Interest paid		(44)	(3)	(18)	-	(18)
Net cash from (used in) financing activities		58,862	11,406	6,864	(44)	6,908

Foreign exchange (loss) gain on cash and cash equivalents held in foreign currencies		48	(25)	(49)	9	(58)
Net increase (decrease) in cash and cash equivalents		14,298	(1,549)	6,745	(801)	7,546
Cash and cash equivalents, beginning of period		8,223	9,772	3,027	10,573	3,027
Cash and cash equivalents, end of period		22,521	8,223	9,772	9,772	10,573

Cash and cash equivalents is comprised of:
Cash		1,896	1,583	6,778	6,778	7,584
Cash equivalents		20,625	6,640	2,994	2,994	2,989

See accompanying notes to financial statements.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

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

The Corporation is subject to a number of risks associated with its ongoing priorities, including the conduct of its clinical program and its results, the establishment of strategic alliances and the development of new pharmaceutical products and their marketing. The Corporation’s current product in development requires approval from the U.S Food and Drug Administration and equivalent regulatory organizations in other countries before their sale can be authorized. Certain risks have been reduced for the longer term with the outcome of the Corporation’s actions, including its intellectual property strategy execution with filed patent applications in more than 20 jurisdictions, with more than 20 issued patents and with numerous additional patent applications pending.

The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares, units consisting of Common Shares and warrants and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights and options. To achieve the objectives of its business plan, Acasti plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. The ability of the Corporation to complete the needed financing and ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

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

The financial statements were approved by the Board of Directors on June 26, 2019.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (Note 3(e) (ii)); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (Note 12).

(c)	Going concern uncertainty:

The Corporation has incurred operating losses and negative cash flows from operations since inception. The Corporation’s current assets of $37.3 million as at March 31, 2019 include cash and cash equivalents totaling $22.5 million, and marketable securities of $11.9 million mainly generated by the net proceeds from the recent Public Offerings. The Corporation’s current liabilities total $18.2 million at March 31, 2019 and are comprised primarily of amounts due to or accrued for creditors. Management projects that additional funds will be needed in the future, after TRILOGY phase 3 clinical trials, for activities necessary to prepare for commercial launch, including the scale up of our manufacturing operations, the completion of the potential regulatory (NDA) submission package (assuming positive Phase 3 clinical results), and the expansion of business development and US commercial launch activities. The Corporation is working towards development of strategic partner relationships, as well as actively seeking additional non-dilutive funds in the future, but there can be no assurance as to when or whether Acasti will complete any strategic collaborations or succeed in identifying non-dilutive funding sources. Consequently, the Corporation may need to raise additional equity capital in the future to fund these activities. In particular, raising additional capital is subject to market conditions and is not within the Corporation’s control. If the Corporation does not raise additional funds or find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

2.	Basis of preparation (continued):

(c)	Going concern uncertainty (continued):

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

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 12) and stock-based compensation (note 17).

(f)	Use of estimates and judgments (continued):

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

Cash, cash equivalents, marketable securities and receivables with maturities of less than one year are classified at amortized cost as they meet both of the following conditions; they are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cashflows that are solely payments of principal and interest on the principal amount outstanding. Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies (continued):

(ii)	Non-derivative financial liabilities:

The Corporation has the following non-derivative financial liabilities: trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

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

The Corporation has issued liability-classified derivatives over its own equity. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit and loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss as a component of finance expense (income).

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

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

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

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

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

The Corporation assesses at each reporting date the expected credit loss for calculating impairment of financial assets and recognizes expected credit losses as loss allowances for assets measured at amortized cost.

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

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

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

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a component of finance expense (income).

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

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies (continued):

(j)	Finance income and finance expense:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense, accretion on borrowings, unwinding of the discount on provisions, impairment losses recognized on financial assets, transaction costs for issuance of derivative warrant liabilities and changes of fair value of derivative warrant liabilities. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

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

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses. The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases. The majority of the Corporation’s assets are located in Canada, while one major production unit, with a carrying value of $1,831 (March 31, 2018 - $2,077), is located in France.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies (continued):

(n)	Change in accounting policy:

Adoption of new accounting standards

The accounting policies used in these annual financial statements are consistent with those applied by the Corporation in its March 31, 2018 annual financial statements except for the amendments to certain accounting standards which are relevant to the Corporation and were adopted by the Corporation as of April 1, 2018 as described below.

(i)	Financial instruments:

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities and a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39. The Corporation adopted IFRS 9 as of April 1, 2018 and assessed the impact of the adoption on its financial statements, and determined there was no material impact. The Corporation does not apply hedge accounting.

(ii)	Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation adopted the amendments to IFRS 2 as of April 1, 2018 and assessed the impact of the adoption of IFRS 2 on its financial statements, and determined that there was no material impact.

Future accounting change:

The following new standards, and amendments to standards and interpretations, are not yet effective for the period ended March 31, 2019, and have not been applied in preparing these financial statements.

New standards and interpretations not yet adopted:

(i)	Leases – IFRS 16

IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16, a new standard that replaces IAS 17, Leases. IFRS 16 is a major revision of the way in which companies account for leases and will no longer permit off balance sheet leases. Adoption of IFRS 16 is mandatory and will be effective for the Corporation’s fiscal year beginning on April 1, 2019. The Corporation is assessing the impact of adoption of IFRS 16, and currently there is only one lease that will be impacted by this new standard and the impact is expected to be minimal.

4.	Receivables:

		March 31, 2019	March 31, 2018
	Notes	$	$
Sales tax receivables		618	470
Government assistance and tax credits receivable	8	872	282
Interest receivable		80	-
Other receivables		16	7
Total receivables		1,586	759

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

5.	Marketable Securities

The corporation holds various marketable securities with maturities greater than 90 days at the time of purchase as follows:

	March 31, 2019	March 31, 2018
	$	$

Term deposit issued in US currency [US $20], earning interest at 2.23% and maturing on March 13, 2019	-	26
Term deposits issued in US currency [US $2,020], earning interest at 2.50% and maturing on various dates from April 8, 2019 to March 12, 2020	2,696	-
Treasury bills issued in CAD currencyearning interest at rates ranging from 1.83% to 1.90% and maturing on various dates from April 2, 2019 to July 25, 2019	9,196	-
Total Marketable securities	11,892	26

Current marketable securities	11,865	-
Marketable securities	27	26

6.	Other Assets

During the year, the Corporation owned a reserve of krill oil in which amounts are expensed as it is being used. The following table summarizes information regarding activities of amounts of the krill oil usage in the R&D production processes and for NKPL66 manufacturing for the year (see note 7 (a)):

	March 31, 2019	March 31, 2018
	$	$
Balance – beginning of year	659	-
Purchased	68	970
Used	(105)	(311)
Balance – end of year	622	659

Current other asset	65	104
Other asset	557	555

7.	Related parties:

Neptune Technologies (Neptune) Acasti’s former parent company, owned approximately 6.5% of the issued and outstanding Class A shares (Common Shares) of the Corporation as at March 31, 2019. Neptune’s ownership reduced below a control position, following Acasti’s U.S. public financing activities in December 2017 and January 2018.

(a)	Administrative and research and development expenses:

The Corporation has significantly reduced its reliance on the support of Neptune for a portion of its general and administrative needs; however, it will continue to utilize their IT support for the near term. The Corporation was charged by Neptune for the purchase of research supplies and for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

7.	Related parties (continued):

			Thirteen- months ended	Month ended	Twelve-months ended
	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017
				(Unaudited)	(Unaudited)
	$	$	$	$	$

Research and development expenses
Supplies and incremental costs	-	7	-	-	-
Shared service agreement	-	20	60	1	59
Total	-	27	60	1	59

General and administrative expenses
Supplies and incremental costs	211	239	293	16	277
Shared service agreement	34	121	325	25	300
Total	245	360	618	41	577
Total related parties expenses	245	387	678	42	636

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Neptune provides Acasti with the services of personnel for certain administrative work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon within the shared service agreement. Effective September 30, 2017, the laboratory support, the corporate affairs and the public company reporting services previously provided by Neptune as part of the shared service agreement were discontinued. The Corporation is now incurring incremental costs and expects to do so in the future, partially offset by reduced shared service fees. The account payable to Neptune amounted to $2 at March 31, 2019 and $44 at March 31, 2018, is non-interest bearing and has no specified maturity date. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

Historically, Neptune has provided the Corporation with the krill oil needed to produce CaPre for Acasti’s clinical programs, including all of the krill oil projected to be needed for its Phase 3 clinical study program. However, Neptune discontinued its krill oil production and sold its krill oil inventory to Aker on August 7, 2017. In 2017 Acasti purchased a reserve of krill oil from Aker that will be used in the production of CaPre capsules for its Phase 3 clinical trials (see also note 6). The Corporation is currently evaluating alternative suppliers of krill oil. At March 31, 2019, a reserve of krill oil owned by the Corporation was physically stored at Neptune’s facility.

(b)	Interest revenue:

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged an amount of $2 million (“Committed Funds”) to partly guarantee the financing for the said transaction (“Pledge Agreement”). Neptune had agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of 9% during the first six months and 11% for the remaining term of the Pledge Agreement. On September 20, 2016, Neptune fully released the pledged amount. The Corporation recognized interest revenue of nil for the years ended March 31, 2019 and 2018, $89 for the thirteen-month period ended March 31, 2017, nil (unaudited) for the month ended March 31, 2017, and $89 (unaudited) for the twelve-month period ended February 28, 2017.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

7.	Related parties (continued):

(c)	Key management personnel compensation:

The key management personnel are the officers of the Corporation and the members of the Board of Directors of the Corporation. They control in the aggregate less than 1% of the voting shares of the Corporation (less than 1% in 2018 and 2% in 2017).

Key management personnel compensation includes the following for the years ended March 31, 2019 and 2018, the thirteen-month and one-month periods ended March 31, 2017 and the twelve-month period ended February 28, 2017.

			Thirteen- months ended	Month ended	Twelve-months ended
	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017
				(Unaudited)	(Unaudited)
	$	$	$	$	$

Compensation	1,641	1,754	1,510	146	1,364
Share-based compensation costs	940	826	619	78	541
Total key management personnel compensation	2,581	2,580	2,129	224	1,905

8.	Government assistance:

			Thirteen- months ended	Month ended	Twelve-months ended
	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017
				(Unaudited)	(Unaudited)
	$	$	$	$	$
Investment tax credit	588	409	103	8	95
Government grant	7	-	227	37	190
Total government assistance	595	409	330	45	285

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

Unrecognized federal tax credits may be used to reduce future income tax and expire as follows:

$
2029	11
2030	30
2031	45
2032	431
2033	441
2034	436
2035	519
2036	286
2037	315
2038	324
2039	329
3,167

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

9.	Equipment:

	Furniture and office equipment	Computer equipment	Laboratory equipment	Production equipment	Total
	$	$	$	$	$

Cost:
Balance at February 29, 2016	59	3	336	-	398
Additions for the twelve-month period (Unaudited)	-	8	186	2,484	2,678
Balance at February 28, 2017 (Unaudited)	59	11	522	2,484	3,076
Additions for the one-month period (Unaudited)	-	-	-	43	43
Additions for the thirteen-month period	-	8	186	2,527	2,721
Balance at March 31, 2017	59	11	522	2,527	3,119
Additions	4	6	192	181	383
Balance at March 31, 2018	63	17	714	2,708	3,502
Additions	5	13	219	260	497
Balance at March 31, 2019	68	30	933	2,968	3,999

Accumulated depreciation:
Balance at February 29, 2016	52	3	56	-	111
Depreciation for the twelve-month period (Unaudited)	7	1	129	52	189
Balance at February 28, 2017 (Unaudited)	59	4	185	52	300
Depreciation for the one-month period (Unaudited)	-	-	11	21	32
Depreciation for thirteen-month period	7	1	140	73	221
Balance at March 31, 2017	59	4	196	73	332
Depreciation	-	3	107	239	349
Balance at March 31, 2018	59	7	303	312	681
Depreciation	1	7	180	317	505
Balance at March 31, 2019	60	14	483	629	1,186

Net carrying amounts:
March 31, 2018	4	10	411	2,396	2,821
March 31, 2019	8	16	450	2,339	2,813

Depreciation expense for the periods end March 31, 2019 and 2018, the thirteen-month and one-month periods ended March 31, 2017 and twelve-month period ended February 28, 2017 has been recorded in “research and development expenses” in the statements of earnings and comprehensive loss.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

10.	Intangible assets :

In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable. The license allows the Corporation to exploit the intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the prescription drugs market. The license Agreement, together with the Corporation own IP, allows the “freedom to operate” for CaPre, which is currently the Corporation’s only prescription drug candidate in development. The Corporation believes that upon the expiry of the last licensed Neptune patent in 2022, the Corporation’s expanding patent portfolio will cover CaPre, and that it will not require any license from Neptune to support the commercialization of CaPre.

	Patents	License	Total
	$	$	$

Cost:
Balance at February 29, 2016, February 28, 2017 (Unaudited) and March 31, 2017	362	24,330	24,692
Additions	-	-	-
Balance at March 31, 2018	362	24,330	24,692
Additions	-	-	-
Balance at March 31, 2019	362	24,330	24,692

Accumulated amortization:
Balance at February 29, 2016	362	9,425	9,787
Amortization for the twelve-month period (Unaudited)	-	2,323	2,323
Balance at February 28, 2017 (Unaudited)	362	11,748	12,110
Amortization for the one-month period (Unaudited)	-	194	194
Amortization for the thirteen-month period	-	2,517	2,517
Balance at March 31, 2017	362	11,942	12,304
Amortization for the year	-	2,323	2,323
Balance at March 31, 2018	362	14,265	14,627
Amortization for the year	-	2,322	2,322
Balance at March 31, 2019	362	16,587	16,949

Net carrying amounts:
March 31, 2018	-	10,065	10,065
March 31, 2019	-	7,743	7,743

Amortization expense and impairment loss for the period ended March 31, 2019 and 2018, the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 have been recorded in “research and development expenses” in the statements of earnings and comprehensive loss.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

11.	Trade and other payables:

	March 31, 2019	March 31, 2018

	$	$

Trade payables	4,064	3,420
Accrued liabilities and other payables	10,319	2,479
Employee salaries and benefits payable	1,054	754
Legal settlement expected to be paid via common shares (note 25)	990	-
Payable to Neptune	2	44
Total trade and other payables	16,429	6,697

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in Note 21.

12.	Derivative warrant liabilities:

The warrants issued as part of the public offering of units composed of Common Share and Common Share purchase warrants on both May 9, 2018 and May 14, 2018 (see note 14) are derivative liabilities (“Derivative Warrant Liabilities”) given the warrant indenture contains certain contingent provisions that allow for cash settlement.

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

The derivative warrant liabilities are measured at fair value at each reporting period and the reconciliation of changes in fair value is presented in the following tables:

	Warrant liabilities issued May 2018		Warrant liabilities issued December 27, 2017		Warrant liabilities issued December 3, 2013[1]
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$	$	$
Balance – beginning of period	-	-	6,405	-	21	209
Issued during period	4,272	-	-	5,873	-	-
Exercised during period	(722)	-	-	-	-	-
Change in fair value of derivative warrant liabilities	4,696	-	1,612	532	(21)	(188)
Balance – end of period	8,246	-	8,017	6,405	-	21

Fair value per share issuable	0.81	-	0.82	0.65	-	0.01

(1) In order to obtain one Common Share, 10 warrants must be exercised. All unexercised warrants expired on December 3, 2018.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

12.	Derivative warrant liabilities (continued):

The fair value of the derivative warrant liabilities was estimated using the Black-Scholes option pricing model and based on the following assumptions:

	Warrant liabilities issued May 2018		Warrant liabilities issued December 27, 2017		Warrant liabilities issued December 3, 2013 [1]
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Exercise price	$1.31	-	US $1.26	US $1.26	-	US $1.50
Share price	$1.35	-	US $1.02	US $1.02	-	US $1.02
Risk-free interest	1.52%	-	2.23%	2.56%	-	2.19%
Estimated life (in years)	4.11	-	3.75	4.75	-	0.68
Expected volatility	94.58%	-	107.57%	95.15%	-	133.86%

(1) In order to obtain one Common Share, 10 warrants must be exercised. All unexercised warrants expired on December 3, 2018.

13.	Unsecured convertible debentures

Concurrent with the Public Offering described in note 14, on February 21, 2017, the Corporation issued $2,000 aggregate principal amount of unsecured convertible debentures maturing February 21, 2020 and contingent warrants to acquire up to 1,052,630 Common Shares (the “Private Placement”). The principal may be prepaid, in whole or in part, at any time and from time to time, in cash, at the sole discretion of the Corporation. The debentures are convertible into Common Shares at any time by the holder at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures. Should the Corporation pay all or any portion of the convertible debenture before maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid. The contingent warrants will be exercisable for the remaining term of the convertible debt for the same price as the conversion options. The unsecured convertible debentures were issued at a discount of 3.5% to the principal amount, for aggregate gross proceeds of $1,930.

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

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

13.	Unsecured convertible debentures (continued):

The split between the liability and equity component portions of the Private Placement are summarized below:

	Liability component	Equity component	Total Private Placement
	$	$	$
Balance at March 31, 2017	1,406	309	1,715
Effective interest for the twelve-month period	366	-	366
Interest payable during the period	(160)	-	(160)
Balance at March 31, 2018	1,612	309	1,921
Effective interest during the period	365	-	365
Interest payable during the period	(160)	-	(160)
Balance at March 31, 2019	1,817	309	2,126

14.	Capital and other components of equity

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares (Common Shares), voting (one vote per share), participating and without par value

➢	Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder’s discretion, into Class A shares (Common Shares), on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions. There are non issued and outstanding.

➢	Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder’s discretion, into Class A shares (Common Shares), on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions. There are non issued and outstanding.

➢	Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares. Class D and E shares are convertible, at the holder’s discretion, into Class A shares (Common Shares), on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions. There are non issued and outstanding.

(b)	“At-the-market” (“ATM”) sales agreement

On February 14, 2019, the Corporation entered into an “at-the-market” (“ATM”) sales agreement with an underwriter B. Riley FBR, Inc. (B. Riley), pursuant to which the Corporation’s common shares may be sold from time to time for aggregate gross proceeds of up to US $30 million, with sales only being made on the NASDAQ Stock Market. The common shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. The ATM provides the Company with a flexible alternative for raising additional capital. The ATM has a 3 year term, and requires the company to pay a 3% fee to B. Riley when any sales are made. As at March 31, 2019, no securities have been issued in relation to the ATM. Costs incurred in connection to the ATM of $179 have been recorded as deferred financing costs.

(c)	Public Offerings – October 2018:

On October 9, 2018, the Corporation closed a U.S. public offering of 16,600,000 Common Shares at a price of US$1.00 per share. In addition, the underwriters fully exercised their over-allotment option to purchase 2,490,000 additional Common Shares at the same public offering price. This offering generated gross proceeds of $24.7 million (US$19.1 million), which resulted in net proceeds to the Corporation of $22.6 million (US$17.4 million) and a total of 19,090,000 Common Shares issued.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

14.	Capital and other components of equity (continued):

On October 23, 2018, the Corporation closed a Canadian public offering of 18,750,000 Common Shares at a price of $1.28 per share. In addition, the underwriters fully exercised their over-allotment option to purchase 2,812,500 additional Common Shares at the same public offering price. This offering generated gross proceeds of $27.6 million, which resulted in net proceeds to the Corporation of approximately $25.4 million and a total of 21,562,500 Common Shares issued.

(d)	Public Offering – May 2018:

On May 9, 2018 the Corporation closed a Canadian public offering issuing 9,530,000 units of Acasti (“Units”) at a price of $1.05 per Unit for gross proceeds of $10 million. The units issued consist of 9,530,000 Common Shares and 9,530,000 Warrants. Each Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $1.31 at any time until May 9, 2023.

On May 14, 2018, the underwriters exercised their over-allotment option by purchasing an additional 1,429,500 units at a price of $1.05 per Unit, for additional gross proceeds of $1.5 million. The units issued consist of 1,429,500 Common Shares and 1,429,500 warrants. Each Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $1.31 at any time until May 9, 2023.

The warrant component of these Units are Derivative Warrant Liabilities for accounting purposes due to the warrant agreement, which contains certain contingent provisions that allow for cash settlement (note 12). The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified Common shares at the time of issuance of the Units. The fair value of the Derivative Warrant Liabilities at the time of issuance was determined to be $4.3 million and the residual of the proceeds of $6.2 million were allocated to the Common Shares. Issuance costs related to this transaction totaled approximately $1.8 million and have been allocated between the Derivative Warrant Liabilities and Common shares based on relative value. Resulting from this allocation, $0.7 million has been allocated to the Derivative Warrant Liability and is recognized in finance costs in the Statements of Earnings and Comprehensive Loss, whereas the remaining portion of $1.1 million in issuance costs was allocated to the Common Shares and recognized as a reduction to share capital, in the Statements of Financial Position.

The fair value of the public offering warrants at issuance was estimated using to the Black-Scholes option pricing model and was based on the following weighted average assumptions:

May 2018
Exercise price	$1.31
Share price	$0.82
Risk-free interest	2.21%
Estimated life (in years)	5
Expected volatility	87.40%

The weighted average fair value of the public offering warrants issued in May 2018 was determined to be $0.39 per warrant. Changes in the subsequent measurement of fair value of the Warrants are recognized in financial expenses.

As part of the transaction, the Corporation also issued broker warrants to purchase up to 547,975 Common Shares. Each broker warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $1.05, at any time until May 9, 2023. The broker warrants are considered to be compensation to non-employees under IFRS 2, as stock-based compensation, and are thus accounted for at fair value at issuance date and not subsequently revalued. To determine the fair value of these broker warrants, a Black-Scholes options pricing model was used based on the following assumptions:

May 2018
Exercise price	$1.05
Share price	$0.81
Risk-free interest	2.20%
Estimated life (in years)	5
Expected volatility	87.40%

The total value associated with the broker warrants amounted to $283 and was recorded in contributed surplus.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

14.	Capital and Other Components of Equity (continued):

(e)	Public offering – December 27, 2017

On December 27, 2017, the Corporation closed a U.S. public offering issuing 9,900,990 units of Acasti at a price of US$1.01 per Unit for gross proceeds of $12.6 million (US$10 million). The units issued consist of 9,900,990 Common Shares and 8,910,891 warrants with the right to purchase one Common Share of Acasti. As part of this closing, the underwriters’ also partially exercised for nil consideration the over-allotment option for warrants, which were issued for a right to purchase 892,044 Common Shares at an exercise price of US$1.26.

The Warrants forming part of the Units are Derivative Warrant Liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified Common Share at the time of issuance of the Units. The fair value of the Derivative Warrant Liabilities at the time of issuance was determined to be $5.9 million and the residual of the proceeds was allocated to the Common Shares. Total issuance costs related to this transaction totaled approximately $2.5 million. The issuance costs have been allocated between the Warrants and Common Shares based on relative value. The portion allocated to the Warrants was recognized in finance costs in the Statements of Earnings and Comprehensive Loss, whereas the portion allocated to Common Shares was recognized as a reduction to share capital, in the Statements of Financial Position.

The fair value of the public offering Warrants at issuance was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

December 27, 2017
Exercise price	US $1.26
Share price	US $0.97
Risk-free interest	2.22%
Estimated life (in years)	5
Expected volatility	93.52%

The fair value of the public offering Warrants issued was determined to be $0.60 per warrant as at December 27, 2017. Changes in the fair value of the Warrants are recognized in finance income or expenses.

As part of the transaction, the Corporation also issued broker warrants to purchase up to 495,050 Common Shares. Each broker warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of US$1.2625, at any time until December 27, 2022. The broker warrants are considered for compensation to non-employees under IFRS 2, stock-based compensation, and are accounted for at fair value. To determine the fair value of the Broker Warrants, a Black-Scholes option pricing model was used based on the following assumptions:

December 27, 2017
Exercise price	US $1.2625
Share price	US $0.97
Risk-free interest	2.22%
Estimated life (in years)	5
Expected volatility	93.52%

The total cost associated with the Broker Warrants amounted to $406 and was recorded in contributed surplus.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

14.	Capital and Other Components of Equity (continued):

(f)	Public offering - February 21, 2017:

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

As part of the transaction, the Corporation also issued broker warrants (the “Broker Warrants”) to purchase up to 234,992 Common Shares. Each Broker Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $2.15 per common share, at any time until February 21, 2018. The broker warrants are considered for compensation to non-employees under IFRS 2, stock-based compensation, and are accounted for at fair value through contributed surplus. To determine the fair value of the Broker Warrants, the Black-Scholes pricing model was used. The total costs associated with the Broker Warrants amounted to $144 and were allocated to share capital.

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

The value of the broker warrants was estimated using a Black-Scholes option pricing model and based on the following assumptions:

February 21, 2017

Exercise price	$2.15
Share price	$1.70
Dividend	-
Risk-free interest	0.79%
Estimated life (in years)	1.00
Expected volatility	112.09%

The total cost associated with the Broker Warrants amounted to $144 and was recorded as contributed surplus.

(g)	Issuance of shares:

The following table summarizes the shares issued to settle the payment of accrued interest on the unsecured convertible debentures with the corresponding amount recorded to share capital.

Accrued interest as at	Share issuance date	Number of shares	Amount $

March 31, 2017	April 7, 2017	9,496	17
June 30, 2017	August 15, 2017	23,885	40
September 30, 2017	December 27, 2017	22,783	40
December 31, 2017	March 27, 2018	33,605	40
March 31, 2018	June 6, 2018	30,348	40
June 30, 2018	August 21, 2018	51,807	40
September 30, 2018	October 31, 2018	23,723	40
		195,647	257
F-28

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

14.	Capital and other components of equity (continued):

(h)	Warrants:

The warrants of the Corporation are composed of the following as at March 31, 2019, March 31, 2018, March 31, 2017 and February 28, 2017:

	March 31, 2019		March 31, 2018		March 31, 2017		February 28, 2017 (Unaudited)
	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount
		$		$		$		$
Liability
May 2018 Public offering Warrants 2018 (i)	10,188,100	8,246	-	-	-	-	-	-
Series December 2017 US Public offering Warrants 2017 (ii)	9,801,861	8,017	9,802,935	6,405	-	-	-	-
Series 8 Public offering Warrants December 2013 (iii)	-	-	18,400,000	21	18,400,000	209	18,400,000	187
	19,989,961	16,263	28,202,935	6,426	18,400,000	209	18,400,000	187
Equity
Public offering warrants
Public offering broker warrants May 2018 (iv)	547,975	283	-	-	-	-	-	-
Public offering U.S. broker warrants December 2017 (v)	495,050	406	495,050	406	-	-	-	-
Public offering warrants February 2017 (vi)	1,904,034	-	1,904,034	-	1,965,259	-	1,965,259	-
Private Placement- contingent warrants
2017 unsecured convertible debenture conversion option and contingent warrants (vii)	1,052,630	309	1,052,630	309	1,052,630	309	1,052,630	309
Series 9 Private Placement warrants 2013 (viii)	-	-	161,654	-	161,654	-	161,654	-
Series 2017 BW Broker warrants (ix)	-	-	-	-	234,992	144	234,992	144
	3,999,689	998	3,613,368	715	3,414,535	453	3,414,535	453

(i)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.31, expiring on May 9, 2023.
(ii)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.26, expiring on December 27, 2022.
(iii)	In order to obtain one Common Share of the Corporation at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expired on December 3, 2018.
(iv)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.05, expiring on May 9, 2023.
(v)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.2625, expiring on December 27, 2022.
(vi)	Warrant to acquire one Common Share of the Corporation at an exercise price of $2.15, expiring on February 21, 2022.
(vii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.90 expiring on February 21, 2020, net of deferred tax expense of $129. Exercisable only for any portion of or all debentures paid by the Corporation prior to maturity.
(viii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $13.30, expired on December 3, 2018.
(ix)	Warrant to acquire one Common Share of the Corporation at an exercise price of 2.15 expiring on February 21, 2018. 117,496 warrants amounted to $71 were exercised in November 2017 and 117,496 warrants expired on February 21, 2018 acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

14.	Capital and other components of equity (continued):

(h)	Warrants (continued):

Warrants exercise:

During the year 771,400 warrants offered as part of the May 2018 public offering were exercised at an exercise price of $1.31 per Common Share of the Company, resulting in $1.0 million of cash proceeds. In addition, 4,455 warrants offered as part of the December 2017 U.S. public offering were exercised in a cashless manner to acquire 1,074 Common Shares of the Company.  A total of 772,474 Common Shares were issued as a result of 775,855 warrants being exercised. During the year ended December 31, 2017, 178,721 warrants offered as part of the February 2017 public offering were exercised at an exercise price of $2.15 per Common Share of the Company, resulting in $384 of cash proceeds.

15.	Personnel expenses:

			Thirteen- months ended	Month ended	Twelve-month period ended
	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)
	$	$	$	$	$
Salaries and other short-term employee benefits	4,144	3,281	2,491	214	2,277
Share-based compensation costs	1,041	929	674	86	588
Total personnel expenses	5,185	4,210	3,165	300	2,865

16.	Financial expenses:

			Thirteen- months ended	Month ended	Twelve-month period ended
	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)
	$	$	$	$	$

Interest income	475	72	125	6	119
Foreign exchange gain (loss)	279	(32)	(180)	(3)	(177)
Interest payable on convertible debenture	(160)	(160)	(17)	(14)	(3)
Accretion of interest on convertible debenture	(205)	(206)	(22)	(17)	(5)
Transaction costs related to derivative warrant liabilities	(653)	(1,134)	-	-	-
Change in fair value of warrant liabilities	(6,287)	(344)	(53)	(22)	(31)
Other charges	-	(4)	(19)	(1)	(18)

Financial expenses	(6,551)	(1,808)	(166)	(51)	(115)

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

17.	Share-based payments:

At March 31, 2019, the Corporation has the following share-based payment arrangement:

(a)	Corporation stock option plan:

The Corporation has in place a stock option plan for directors, officers, employees and consultants of the Corporation (“Stock Option Plan”). An amendment of the Plan was approved by shareholders on August 28, 2018. The amendment provides for an increase to the existing limits for Common Shares reserved for issuance under the Stock Option Plan as well as certain changes to the minimum vesting period applicable to options granted to directors and employees under the Stock Option Plan. The plan continues to provide for the granting of options to purchase Common Shares. The exercise price of the stock options granted under this amended plan is not lower than the closing price of the shares listed on the TSXV at the close of markets the day preceding the grant. The maximum number of Common Shares that may be issued upon exercise of options granted under the amended Stock Option Plan was increased from 2,940,511, representing 20% of the issued and outstanding Common Shares of the Company as of March 31, 2017, to 5,494,209 representing 15% of the issued and outstanding Common Shares of the Company as of June 27, 2018. The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject among others, to the following limitations: the term of the options cannot exceed ten years and (i) all options granted to a director will be vested evenly on a quarterly basis over a period of at least eighteen (18) months, and (ii) all options granted to an employee will be vested evenly on a quarterly basis over a period of at least thirty-six (36) months.

The total number of shares issued to any one consultant within any twelve-month period cannot exceed 2% of the Corporation’s total issued and outstanding shares (on a non-diluted basis). The Corporation is not authorized to grant within any twelve-month period such number of options under the stock option plan that could result in a number of Common Shares issuable pursuant to options granted to (a) related persons exceeding 2% of the Corporation’s issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve-month period exceeding 2% of the Corporation’s issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted.

The following tables summarize information about activities within the stock option plan:

	March 31, 2019		March 31, 2018
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at beginning of year	1.81	2,284,388	2.58	1,424,788
Granted	0.77	2,173,523	1.75	1,121,500
Exercised	0.77	(4,167)	-	-
Forfeited	1.84	(407,067)	1.89	(199,800)
Expired	-	-	18.06	(62,100)
Outstanding at end of year	1.25	4,046,677	1.81	2,284,388

Exercisable at end of year	1.56	1,613,200	1.92	591,113

	Thirteen-month period ended March 31, 2017		Month ended March 31, 2017		Twelve-month period ended February 28, 2017
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$		$
Outstanding at beginning of period	13.52	454,151	2.59	1,427,288	13.52	454,151
Granted	1.69	1,300,400	-	-	1.69	1,300,400
Forfeited	13.27	(190,138)	11.50	(2,500)	13.29	(187,638)
Expired	15.38	(139,625)	-	-	15.38	(139,625)
Outstanding at end of period	2.58	1,424,788	2.58	1,424,788	2.59	1,427,288

Exercisable at end of period	6.44	238,482	6.44	238,482	6.49	240,982

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

17.	Share-based payments (continued):

(a)	Corporation stock option plan (continued):

			Thirteen-month period ended	Twelve-month Period ended
	March 31, 2019	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)
Weighted average fair value of the options granted to employees and directors of the Corporation	$0.51	$1.22	$1.40	$1.40

There were no options granted during the month ended March 31, 2017 and no options granted to consultants during the thirteen-month period ended March 31, 2017. 4,167 options were exercised during the period ended March 31, 2019 (nil for period ended March 31, 2018 and nil for the thirteen-month period ended March 31, 2017). Stock-based compensation recognized under this plan for the period ended March 31, 2019 was $1,041 (March 31, 2018 amounted to $929, thirteen-month and one-month periods ended March 31, 2017 amounted to $674 and $86 (unaudited), respectively and amounted to $588 (unaudited) for the twelve-month period ended February 28, 2017).

The fair value of options granted was estimated using the Black-Scholes option pricing model, resulting in the following weighted average assumptions for options granted during the periods ended:

			Thirteen-month period ended	Twelve-month Period ended
	March 31, 2019	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)

Exercise price	$0.77	$1.75	$1.69	$1.69
Share price	$0.73	$1.75	$1.69	$1.69
Dividend	-	-	-	-
Risk-free interest	2.10%	1.21%	0.87%	0.87%
Estimated life (in years)	5.78	5.89	4.94	4.94
Expected volatility	85.35	82.4%	123.5%	123.5%

The expected life of the stock options is based on historical data and current expectation and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

The following tables summarize the status of the outstanding and exercisable options of the Corporation:

			March 31, 2019
			Options outstanding		Exercisable options
Exercise price			Weighted remaining contractual life outstanding	Number of options outstanding	Weighted average exercise price $	Number of options exercisable

$0.77	-	$0.77	9.26	1,898,523	$0.77	348,197
$0.78	-	$1.58	5.86	775,000	$1.50	518,750
$1.59	-	$1.71	7.90	273,333	$1.65	233,333
$1.72	-	$1.88	8.21	790,833	$1.77	292,500
$1.89	-	$6.50	3.97	308,988	$2.57	220,420
			7.91	4,046,677	$1.56	1,613,200

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

17.	Share-based payments (continued):

(a)	Corporation stock option plan (continued):

Share-based payment transactions and broker warrants:

The fair value of share-based payment transaction is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour unless no entity-specific information exists in which case the average of the vesting and contractual periods is used), and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

(b)	Corporation equity incentive plan:

The Corporation established an equity incentive plan for employees, directors and consultants. The plan provides for the issuance of restricted share units (“RSU”), performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. There are no such awards outstanding as of March 31, 2019 and March 31, 2018, and no stock-based compensation was recognized for the period ended March 31, 2019 and March 31, 2018 (nil for the one-month and thirteen-month periods ended March 31, 2017).

18.	Loss per share:

Diluted loss per share was the same amount as basic loss per share, as the effect of options, RSUs and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the periods presented. All outstanding options, RSUs and warrants could potentially be dilutive in the future.

19.	Supplemental cash flow disclosure:

(a)	Changes in working capital items:

			Thirteen- months ended	Month ended	Twelve-months ended
	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)
		$	$	$	$

Receivables	(738)	(553)	193	(40)	233
Prepaid expenses	(709)	(103)	247	(33)	280
Other Assets	37	(659)	-	-	-
Deferred financing costs	(179)	-	-	-	-
Trade and other payables	9,679	4,898	352	(255)	607
Total changes in working capital items	8,090	3,583	792	(328)	1,120

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

19.	Supplemental cash flow disclosure (continued):

(b)	Non-cash transactions:

			Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)
	$	$	$	$	$
Issuance of shares for interest on convertible debt	120	137	94	-	94
Issuance of broker warrants included in net proceeds from public offering	283	406	144	-	144
Public offering transaction costs included in trade and other payables	-	132	381	381	416
Interest receivable included in receivables	96	7	-	-	-
Reduction in share issue costs from reduction in trade and other payables	-	-	109	-	109
Private Placement transaction costs included in trade and other payables	-	-	40	40	50
Equipment included in trade and other payables	12	216	288	288	269
Interest payable included in trade and other payables	40	40	18	18	4

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

20.	Income taxes:

Deferred tax (recovery) expense:

			Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)
	$	$	$	$	$

Origination and reversal of temporary differences	11,599	5,241	2,240	163	2,077
Change in unrecognized deductible temporary differences	(11,599)	(5,241)	(2,369)	(163)	(2,206)
Deferred tax (recovery) expense	-	-	(129)	-	(129)

Reconciliation of effective tax rate:

			Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)
	$	$	$	$	$
Loss before income taxes	(51,566)	(21,504)	(11,376)	(769)	(10,607)
Basic combined Canadian statutory income tax rate [1]	26.68%	26.78%	26.87%	26.80%	26.88%
Computed income tax recovery	(13,758)	(5,759)	(3,057)	(206)	(2,851)
Increase resulting from:
Change in unrecognized deductible temporary differences	11,599	5,241	2,369	162	2,207
Non-deductible stock-based compensation	279	248	178	23	155
Non-deductible change in fair value	1,677	92	14	6	8
Permanent differences and other	203	178	166	12	154
Change in statutory income tax rate	-	-	201	3	198
Total tax (recovery) expense	-	-	(129)	-	(129)

1 The Canadian combined statutory income tax rate has decreased due to a reduction in the provincial statutory income tax rate.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

20.	Income taxes (continued):

Unrecognized deferred tax assets:

At March 31, 2019, 2018, and 2017, the net deferred tax assets, which have not been recognized in these financial statements because the criteria for recognition of these assets were not met, were as follows:

	March 31, 2019	March 31, 2018	March 31, 2017
	$	$	$
Deferred tax assets
Tax losses carried forward	23,695	12,670	8,293
Research and development expenses	5,362	4,927	4,220
Property, plan and equipment and intangible assets	766	567	435
Financing expenses	1,852	116	-
Other deductible temporary differences	378	768	522
Deferred tax assets	32,053	19,048	13,470
Deferred tax liabilities
Tax basis of unsecured convertible debentures in excess of carrying value	13	67	122
Deferred tax liabilities	13	67	122
Net deferred tax assets	32,040	18,981	13,348

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

As at March 31, 2019, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income, were as follows:

	March 31, 2019
	Federal	Provincial
	$	$
Tax losses carried forward
2029	714	714
2030	1,627	1,620
2031	2,071	2,063
2032	2,262	2,241
2033	1,854	1,825
2034	3,598	3,598
2035	4,595	4,459
2036	5,494	5,494
2037	8,584	8,456
2038	17,340	17,270
2039	41,447	41,447
	89,586	89,187

Research and development expenses, without time limitation	19,617	21,036

Other deductible temporary differences, without time limitation	30,875	32,294
F-36

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

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

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations. The Corporation has credit risk relating to cash and cash equivalents and marketable securities, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date.

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

A portion of the expenses, mainly related to research contracts and purchase of production equipment, is incurred in US dollars and in Euros. There is a financial risk related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar. In order to minimize the financial risk related to the fluctuation in the value of the US dollar in relation to the Canadian dollar, funds continue to be invested as short-term investments in the US dollar.

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

		March 31, 2019		March 31, 2018
Denominated in	US $	Euro	US $	Euro

Cash and cash equivalents	3,369	-	7,024	-
Marketable securities	2,696	-	26	-
Receivables	16	-	6	-
Trade and other payables	(13,251)	(131)	(3,924)	(627)
	(7,170)	(131)	3,132	(627)

The following exchange rates are those applicable to the following periods and dates:

		March 31, 2019		March 31, 2018
	Average	Reporting	Average	Reporting

CA$ per US$	1.3122	1.3349	1.2834	1.2900
CA$ per Euro	1.5192	1.4975	1.5008	1.5898

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and Euro would have an increase (decrease) in net loss as follows, assuming that all other variables remain constant:

	March 31, 2019	March 31, 2018
	$	$

Increase (decrease) in net loss	364	(88)

An assumed 5% weakening of the foreign currencies would have an equal but opposite effect on the basis that all other variables remained constant.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

21.	Financial instruments (continued):

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at March 31, 2019 and March 31, 2018 is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Marketable Securities	Short-term fixed interest rate
Unsecured convertible debentures	Long-term fixed interest rate

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

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 24. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews material transactions outside the normal course of business. Refer to Note 2(c).

The following are the contractual maturities of financial liabilities as at March 31, 2019 and March 31, 2018:

					March 31, 2019
Required payments per year		Total	Carrying amount	Less than 1 year	1 to 3 years
	Notes	$	$	$	$

Trade and other payables	11	16,429	16,429	16,429	-
Unsecured convertible debentures	13	2,143	1,817	2,143	-
		18,572	18,246	18,572	-

					March 31, 2018
Required payments per year		Total	Carrying amount	Less than 1 year	1 to 3 years
	Notes	$	$	$	$

Trade and other payables	11	6,697	6,697	6,697	-
Unsecured convertible debentures	13	2,303	1,612	160	2,143
		9,000	8,309	6,857	2,143

The Derivative warrant liabilities are excluded from the above tables as they expected to be settled in shares and not by the use of liquidities.

22.	Commitments and contingencies:

Research and development contracts and contract research organizations agreements:

The Corporation utilizes contract manufacturing organizations related to the development and production of clinical material and clinical research organizations to perform services related to the Company’s clinical trials. Pursuant to these agreements with manufacturing and contract research organizations, the Corporation has the right to terminate the agreements either without penalties or under certain penalty conditions. For agreements which contain penalty conditions, the Company would be required to pay penalties of approximately $109.

During Fiscal 2018, the Corporation entered into a lease agreement, for its research and development and quality control laboratory facility located in Sherbrooke, Québec, resulting in a commitment of $79 over the remaining lease term, which is committed in the next year.

Contingencies:

The Corporation evaluates contingencies on an ongoing basis and establishes loss provisions for matters in which losses are probable and the amount of the loss can be reasonably estimated. Refer to Note 25, Subsequent Events.

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

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

The Corporation has determined that the carrying values of its short-term financial assets and liabilities (cash and cash equivalents, marketable securities and trade and other payables) approximate their fair value given the short-term nature of these instruments. The fair value of the liability component of the convertible debenture is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of this liability at March 31, 2019 approximates the carrying amount and was measured using level 3 inputs.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using level 3 inputs (Note 12).

As at March 31, 2019, the effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $569 or a gain of $598, respectively.

As at March 31, 2019, the effect of a 5% strengthening of the US dollar, would result in a loss of $405. An assumed 5% weakening of the foreign currency would have an equal but opposite effect on the basis that all other variables remained constant.

24.	Capital management:

Since inception, the Corporation’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. The Corporation is not exposed to external requirements by regulatory agencies or third parties regarding its capital, except for certain covenants included within the convertible debentures (Note 13).

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

The following table summarizes the cash and cash equivalents of the Corporation:

	March 31, 2019	March 31, 2018
	$	$
Cash	1,896	1,583

Cash equivalents
Term deposits issued in CAD currency	12,100	-
Term deposits issued in US currency [US - $3,250]	-	4,193
Commercial papers issued in CAD currency	5,693	-
Commercial papers issued in US currency [US - $1,099]	-	1,418
Promissory notes issued in CAD currency	498	-
Promissory notes issued in US currency [US - $798]	-	1,029
Bankers acceptance	2,334
Total Cash equivalents	20,625	6,640

Total Cash and cash equivalents	22,521	8,223
F-39

acasti pharma INC.

Notes to Financial Statements

For the years ended March 31, 2019, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

24.	Capital management (continued):

As at March 31, 2019, the term deposits, commercial paper, promissory note and bankers acceptance have maturity dates of ranging between April 1, 2019 and June 25, 2019, bearing interest rates ranging from 1.76% and 2.40% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

As at March 31, 2018, the term deposits, commercial paper and promissory note have maturity dates of ranging between April 2, 2018 and May 11, 2018, bearing interest rates ranging from 1.26% and 1.72% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

25.	Subsequent events

On April 15, 2019 the Corporation announced the annual grant of stock options to its employees, executives and directors of its stock option plan (the “Stock Option Plan”). The stock options were granted by the Board of Directors as part of the Corporation’s annual performance review in accordance with the Corporation’s Long-Term Incentive Program (LTIP). An aggregate of 644,117 stock options were granted to certain employees, executives and directors of the Corporation under the Corporation’s Stock Option Plan. Subject to the terms and conditions of the Stock Option Plan, options granted to directors will vest in equal quarterly installments over a period of 18 months and options granted to executives and employees will vest in equal quarterly installments over a period of 36 months. Each option will entitle the holder to purchase one common share of the Corporation at a price of CDN$1.28, until April 15, 2029.

On May 10, 2019 the Corporation announced the settlement regarding legal claims made by its former chief executive (“CEO”) officer with respect to the termination of his employment. Pursuant to the settlement agreement, the Corporation has agreed to issue 900,000 common shares at $1.10 per share to the former CEO.  In addition, the Corporation has agreed to reimburse the former CEO for legal fees of $64. Furthermore, pursuant to the settlement agreement, the Corporation receives a full and final release from the former CEO on all procedures in connection with the termination of his employment. This settlement has been accrued as at March 31, 2019 and the expense of $1,054 is included as part of General and administrative expenses.

